Filed pursuant to Rule 424(b)(3)
Registration No. 333-255069

PROSPECTUS

NOBLE FINANCE COMPANY

11%/ 13%/ 15% Senior Secured PIK Toggle Notes due 2028

This prospectus relates to the resale, from time to time, by the selling securityholders identified in this prospectus or in a subsequent prospectus supplement of up to $404,867,813 aggregate principal amount (assuming interest is paid-in-kind through maturity) of 11%/ 13%/ 15% Senior Secured PIK Toggle Notes due 2028 (the “Notes”) previously issued or to be issued by us.

We are registering the offer and sale of the Notes pursuant to registration rights we have granted under a registration rights agreement dated as of February 5, 2021. We have agreed to bear all of the expenses incurred in connection with the registration of the Notes. The selling securityholders will pay or assume brokerage commissions and similar charges, if any, incurred in the sale of the Notes.

We are not selling any Notes under this prospectus, and we will not receive any proceeds from the sale of the Notes by the selling securityholders under this prospectus. Our registration of the Notes covered by this prospectus does not mean that the selling securityholders will offer or sell any of the Notes. The Notes to which this prospectus relates may be offered and sold from time to time directly by the selling securityholders or alternatively through underwriters, broker dealers, or agents. The selling securityholders will determine at what price they may sell the Notes offered by this prospectus, and such sales may be made at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” and “Selling Securityholders.”

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

There is currently no established public trading market for the Notes, and there can be no assurance that a public trading market will develop.

Investing in the Notes involves risks. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of the risks regarding an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2022.

EXPLANATORY NOTE

As previously reported, on July 31, 2020 (the “Petition Date”), Noble Holding Corporation plc (formerly known as Noble Corporation plc), a public limited company incorporated under the laws of England and Wales (“Legacy Noble”), and certain of its subsidiaries, including Noble Finance Company (formerly known as Noble Corporation), an exempted company incorporated in the Cayman Islands with limited liability (“Finco”), filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). On September 4, 2020, the Debtors (as defined herein) filed with the Bankruptcy Court the Joint Plan of Reorganization of Noble Corporation plc and its Debtor Affiliates, which was subsequently amended on October 8, 2020 and October 13, 2020 and modified on November 18, 2020 (as amended, modified or supplemented, the “Plan”), and the related disclosure statement (the “Disclosure Statement”). On September 24, 2020, six additional subsidiaries of Legacy Noble (together with Legacy Noble and its subsidiaries that filed on the Petition Date, as the context requires, the “Debtors”) filed voluntary petitions in the Bankruptcy Court. The chapter 11 proceedings were jointly administered under the caption Noble Corporation plc, et al. (Case No. 20-33826) (the “Chapter 11 Cases”). On November 20, 2020, the Bankruptcy Court entered an order confirming the Plan.

In connection with the Chapter 11 Cases and the Plan, on and prior to the Effective Date (as defined herein), Legacy Noble and certain of its subsidiaries effectuated certain restructuring transactions, pursuant to which Legacy Noble formed Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble Parent”), as an indirect, wholly-owned subsidiary of Legacy Noble and transferred to Noble Parent substantially all of the subsidiaries and other assets of Legacy Noble. On February 5, 2021 (the “Effective Date”), the Plan became effective in accordance with its terms, the Debtors emerged from the Chapter 11 Cases and Noble Parent became the new parent company. For additional information on the financial restructuring, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Recent Events—Emergence from Chapter 11.” For a description of the events that occurred on the Effective Date, including the issuance of ordinary shares of Noble Parent with a nominal value of $0.00001 per share (the “Ordinary Shares”), approximately 8.3 million seven-year warrants with Black-Scholes protection (the “Tranche 1 Warrants”), approximately 8.3 million seven-year warrants with Black-Scholes protection (the “Tranche 2 Warrants”) and approximately 2.8 million five-year warrants with no Black-Sholes protection (the “Tranche 3 Warrants” and, together with the Tranche 1 Warrants and the Tranche 2 Warrants, the “Emergence Warrants”), see “Note 2—Chapter 11 Emergence” to the Audited Financial Statements (as defined herein) included elsewhere in this prospectus. In accordance with the Plan, Legacy Noble and its remaining subsidiary will in due course be wound down and dissolved in accordance with applicable law. The Bankruptcy Court closed the Chapter 11 Cases with respect to all Debtors other than Legacy Noble, pending its wind down. Noble Parent’s principal asset is all of the shares of Finco. Finco has no public equity outstanding. The consolidated financial statements of Noble Parent have been included in this registration statement because they include the accounts of Finco and Noble Parent conducts substantially all of its business through Finco and its subsidiaries. Finco was an indirect, wholly-owned subsidiary of Legacy Noble prior to the Effective Date and has been a direct, wholly-owned subsidiary of Noble Parent since the Effective Date.

On October 12, 2020, the Debtors entered into a Backstop Commitment Agreement (as amended, supplemented or modified, together with all exhibits and schedules thereto, the “Backstop Commitment Agreement”) with the backstop parties thereto (collectively, the “Backstop Parties”). On the Effective Date, pursuant to the Backstop Commitment Agreement and in accordance with the Plan, Noble Parent and Finco consummated a rights offering (the “Rights Offering”) of the Notes and associated Ordinary Shares at an aggregate subscription price of $200 million. On the Effective Date, Finco issued an aggregate principal amount of $216 million of Notes.

On the Effective Date, Finco entered into a registration rights agreement (the “Registration Rights Agreement”) with certain parties who received Notes under the Plan (the “RRA Noteholders”). Under the

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Registration Rights Agreement, RRA Noteholders have certain demand and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Pursuant to their underwritten offering registration rights, RRA Noteholders have the right to demand that Finco register underwritten offerings of any or all of their Registrable Securities (as defined in the Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions, including that the aggregate proceeds expected to be received from such an offering is equal to or greater than $20 million, unless such demand is not pursuant to a shelf registration statement, in which case certain RRA Noteholders may require that Finco register an underwritten offering for an amount that would enable all remaining Registrable Securities to be included in such offering. In addition, the Registration Rights Agreement requires Finco to register for resale such Registrable Securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including by filing a registration statement on Form S-1 or Form S-3 by the applicable deadline set forth in the Registration Rights Agreement.

Finco is filing the registration statement of which this prospectus forms a part pursuant to the foregoing registration obligation. The foregoing description of the Registration Rights Agreement is only a summary and does not purport to be complete, and such description is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Unless otherwise expressly set forth or as the context otherwise indicates, all financial information and data and accompanying financial statements and corresponding notes, as of and prior to the Effective Date, contained herein reflect the actual historical consolidated results of operations and financial condition of Legacy Noble or Finco, as applicable, for the periods presented and do not give effect to the Plan or any of the transactions contemplated thereby or the adoption of fresh start accounting, which Noble Parent and Finco adopted as of the Effective Date. Accordingly, such financial information may not be representative of Noble Parent’s or Finco’s, as applicable, performance or financial condition after the Effective Date. Except with respect to such historical financial information and data and accompanying financial statements and corresponding notes or as otherwise suggested by the context, all other information contained herein relates to Noble Parent or Finco, as applicable, following the Effective Date.

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ABOUT THIS PROSPECTUS

Unless we otherwise indicate, or unless the context requires otherwise, references in this prospectus to “Noble,” the “Company,” “we,” “us” and “our” refer collectively to Noble Parent and its consolidated subsidiaries, including Finco, when referring to periods following the Effective Date, and to Legacy Noble and its consolidated subsidiaries, including Finco, when referring to periods prior to the Effective Date.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). This prospectus provides you with a general description of us and the securities that may be offered by the selling securityholders. Because each of the selling securityholders may be deemed to be an “underwriter” within the meaning of the Securities Act, each time securities are offered by the selling securityholders pursuant to this prospectus, the selling securityholders may be required to provide you with this prospectus and, in certain cases, a prospectus supplement that will contain specific information about the selling securityholders and the terms of the securities being offered. The prospectus supplement may also add to, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read this prospectus and any prospectus supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

We have not, and the selling securityholders have not, authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the selling securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the selling securityholders are not, making any offer to sell the Notes in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date on the cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Notes. Our business, financial condition, results of operations and prospects may have changed since such date.

We have not, and the selling securityholders have not, taken any action to permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offer and sale of the Notes and the distribution of this prospectus outside the United States.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus, is not complete and does not contain all the information that may be important to you in making an investment decision. You should read this entire prospectus carefully, including the Explanatory Note and the information under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto appearing elsewhere in this prospectus before making an investment decision. Unless we otherwise indicate, or unless the context requires otherwise, references in this prospectus to “Noble,” the “Company,” “we,” “us” and “our” refer collectively to Noble Parent and its consolidated subsidiaries, including Finco, when referring to periods following the Effective Date, and to Legacy Noble and its consolidated subsidiaries, including Finco, when referring to periods prior to the Effective Date.

Our Company

Finco is a direct, wholly-owned and controlled subsidiary of Noble Parent. Noble is a leading offshore drilling contractor for the oil and gas industry. Noble provides contract drilling services to the international oil and gas industry with its global fleet of mobile offshore drilling units. Noble focuses on a high-specification fleet of floating and jackup rigs and the deployment of its drilling rigs in oil and gas basins around the world. The consolidated financial statements of Noble Parent have been included in this registration statement because they include the accounts of Finco and Noble Parent conducts substantially all of its business through Finco and its subsidiaries. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921.

Contract Drilling Services

We report our contract drilling operations as a single reportable segment, Contract Drilling Services, which reflects how we manage our business. The mobile offshore drilling units comprising our offshore rig fleet operate in a global market for contract drilling services and are often redeployed to different regions due to changing demands of our customers, which consist primarily of large, integrated, independent and government-owned or controlled oil and gas companies throughout the world.

We typically provide contract drilling services under an individual contract, on a dayrate basis. Although each contract’s final terms and conditions are the result of negotiations with our customers, many contracts are awarded through a competitive bidding process.

During periods of depressed market conditions, such as the one we recently experienced for a number of years, our customers may attempt to renegotiate or repudiate their contracts with us although we seek to enforce our rights under our contracts. The renegotiations may include changes to key contract terms, such as pricing, termination and risk allocation.

Drilling Fleet

Noble is a leading offshore drilling contractor for the oil and gas industry. Noble owns and operates one of the most modern, versatile and technically advanced fleets of mobile offshore drilling units in the offshore drilling industry. Noble provides, through its subsidiaries, contract drilling services with a fleet of 19 offshore drilling units, consisting of 11 floaters and eight jackups at the date of this prospectus, focused largely on ultra-deepwater and high-specification drilling opportunities in both established and emerging regions worldwide. Each type of drilling rig is described further under “Business—Drilling Fleet.” At the date of this prospectus, our fleet was located in Africa, the Middle East, the North Sea, Oceania, South America and the US Gulf of Mexico.

Emergence from Chapter 11

On the Petition Date, Legacy Noble and certain of its subsidiaries, including Finco, filed the Chapter 11 Cases in the Bankruptcy Court. On September 4, 2020, the Debtors filed with the Bankruptcy Court the Plan, which was subsequently amended on October 8, 2020 and October 13, 2020 and modified on November 18, 2020, and the Disclosure Statement. On September 24, 2020, six additional subsidiaries of Legacy Noble filed the Chapter 11 Cases in the Bankruptcy Court. On November 20, 2020, the Bankruptcy Court entered an order confirming the Plan. In connection with the Chapter 11 Cases and the Plan, on and prior to the Effective Date, Legacy Noble and certain of its subsidiaries effectuated certain restructuring transactions, pursuant to which Legacy Noble formed Noble Parent as an indirect, wholly-owned subsidiary of Legacy Noble and transferred to Noble Parent substantially all of the subsidiaries and other assets of Legacy Noble. On the Effective Date, the Plan became effective in accordance with its terms, the Debtors emerged from the Chapter 11 Cases and Noble Parent became the new parent company. For additional information on the financial restructuring, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive

Overview—Recent Events—Emergence from Chapter 11.”

On the Effective Date, pursuant to the Backstop Commitment Agreement and in accordance with the Plan, Noble Parent and Finco consummated the Rights Offering of the Notes and associated Ordinary Shares at an aggregate subscription price of $200 million. On the Effective Date, Finco issued an aggregate principal amount of $216 million of Notes. For a description of the events that occurred on the Effective Date, including the issuance of the Ordinary Shares, the Tranche 1 Warrants, the Tranche 2 Warrants and the Tranche 3 Warrants, see “Note 2—Chapter 11 Emergence” to the Audited Financial Statements included elsewhere in this prospectus. In accordance with the Plan, Legacy Noble and its remaining subsidiary will in due course be wound down and dissolved in accordance with applicable law. The Bankruptcy Court closed the Chapter 11 Cases with respect to all Debtors other than Legacy Noble, pending its wind down.

Pacific Drilling Merger

On March 25, 2021, Noble Parent entered into an Agreement and Plan of Merger (the “Pacific Drilling Merger Agreement”) with Duke Merger Sub, LLC, a wholly-owned subsidiary of Noble Parent (“Duke Merger Sub”), and Pacific Drilling Company LLC (“Pacific Drilling”), providing for the merger of Duke Merger Sub with and into Pacific Drilling (the “Pacific Drilling Merger”), with Pacific Drilling continuing as the surviving company and a wholly-owned subsidiary of Noble Parent. The board of directors of Noble Parent (the “Board”) and the board of directors of Pacific Drilling unanimously approved and adopted the Pacific Drilling Merger Agreement.

On April 15, 2021, Noble Parent completed the Pacific Drilling Merger with Pacific Drilling. In connection with the Pacific Drilling Merger, and pursuant to the terms and conditions set forth in the Pacific Drilling Merger Agreement, (a) each membership interest in Pacific Drilling (the “Membership Interests”) was converted into the right to receive 6.366 Ordinary Shares and (b) each of Pacific Drilling’s warrants outstanding immediately prior to the effective time of the Pacific Drilling Merger (the “Pacific Warrants”) was converted into the right to receive 1.553 Ordinary Shares. As part of the transaction, Pacific Drilling’s equity holders received 16,600,140 Ordinary Shares.

Upon completion of the Pacific Drilling Merger, Noble Parent contributed Pacific Drilling to Finco and designated Pacific Drilling and its subsidiaries as unrestricted subsidiaries pursuant to the Revolving Credit Facility (as defined herein) and the Notes. Subsequent to that contribution and designation, Pacific Drilling S.A. was sold to NEC Holdings Limited and became a restricted subsidiary and a subsidiary guarantor of the Revolving Credit Facility and the Notes. Neither Pacific Drilling nor any of its current subsidiaries is a subsidiary guarantor of the Revolving Credit Facility or the Notes, and none of their assets secure the Revolving Credit Facility or the Notes.

Business Combination with Maersk Drilling

On November 10, 2021, Noble Parent entered into a Business Combination Agreement (the “Business Combination Agreement”) with Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Noble Parent (“Topco”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling” or, together with its subsidiaries, the “Maersk Drilling Group”), pursuant to which, among other things, (i) (x) Noble Parent will merge with and into Merger Sub (the “Maersk Drilling Merger”), with Merger Sub surviving the Maersk Drilling Merger as a wholly owned subsidiary of Topco, and (y) the Ordinary Shares will convert into an equivalent number of class A ordinary shares, par value $0.00001 per share, of Topco (the “Topco Shares”), and (ii) (x) Topco will make a voluntary tender exchange offer to Maersk Drilling’s shareholders as described below (the “Offer” and, together with the Maersk Drilling Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding shares of Maersk Drilling, nominal value Danish krone (“DKK”) 10 per share (“Maersk Drilling Shares”), are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of a compulsory purchase (the “Compulsory Purchase”). The Board and the board of directors of Maersk Drilling have unanimously approved and adopted the Business Combination Agreement. The Business Combination is subject to Noble Parent shareholder approval, acceptance of the Offer by holders of at least 80% of Maersk Drilling Shares, merger clearance and other regulatory approvals, listing on the New York Stock Exchange (the “NYSE”) and Nasdaq Copenhagen A/S (“Nasdaq Copenhagen”) and other customary conditions.

Following the closing of the Business Combination, assuming all of the Maersk Drilling Shares are acquired by Topco through the Offer and no cash is paid by Topco in the Offer, Topco will own all of Noble Parent’s and Maersk Drilling’s respective businesses and the former shareholders of Noble Parent and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares. Topco will acquire a majority of the Maersk Drilling Shares following the closing of the Offer and it is possible that Topco will directly or indirectly own other assets and conduct other activities in the future at the discretion of Topco management. Topco will be renamed Noble Corporation Plc, will be a public limited company domiciled (tax resident) in the United Kingdom and will be headquartered in Houston, Texas. Topco is expected to have certain management functions relating to the holding of shares, financing, cash management, incentive compensation and other relevant holding company functions. The board of directors of Topco (the “Topco Board”) will initially be comprised of seven individuals: three individuals designated by Maersk Drilling (Claus V. Hemmingsen, the current Chairman of Maersk Drilling’s board of directors (the “Maersk Drilling Board”), Kristin H. Holth and Alastair Maxwell), three individuals designated by Noble Parent (Charles M. (Chuck) Sledge, the current Chairman of the Board of Noble Parent, who will become Chairman of the combined company, Alan J. Hirshberg and Ann D. Pickard) and Robert W. Eifler, the Chief Executive Officer of Noble Parent, who will serve as the Chief Executive Officer of the combined company.

Topco will apply to have the Topco Shares listed on the NYSE and on Nasdaq Copenhagen.

At the effective time of the Maersk Drilling Merger (the “Maersk Drilling Merger Effective Time”), subject to the terms and conditions set forth in the Business Combination Agreement, (i) each Ordinary Share of Noble Parent issued and outstanding immediately prior to the Maersk Drilling Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share, (ii) each ordinary share purchase warrant to purchase Ordinary Shares (each, a “Penny Warrant”) outstanding immediately prior to the Maersk Drilling Merger Effective Time will cease to represent the right to acquire Ordinary Shares and will be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Ordinary Shares underlying such Penny Warrant, rounded to the nearest whole share, and (iii) each Emergence Warrant outstanding immediately prior to the Maersk Drilling Merger Effective Time will be converted automatically into a warrant to acquire a number of Topco Shares equal to the number of Ordinary Shares underlying such Emergence Warrant, with the same terms as were in effect immediately prior to the Maersk Drilling Merger Effective Time under the terms of the applicable warrant agreement (each, a “Topco Warrant”). In addition, each award of restricted share units representing the right to receive Ordinary Shares, or value based on the value of Ordinary Shares (each, a “Noble RSU Award”) that is outstanding immediately prior to the Maersk Drilling Merger Effective Time will cease to represent a right to acquire Ordinary Shares (or value equivalent to Ordinary Shares) and will be exchanged for restricted share units representing the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Ordinary Shares subject to such Noble RSU Award immediately prior to the Maersk Drilling Merger Effective Time.

Subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the Danish Financial Supervisory Authority (the “DFSA”), Topco has agreed to commence the Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Offer is conditioned upon, among other things, holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%) (the “Minimum Acceptance Condition”). In the Offer, Maersk Drilling shareholders may exchange each Maersk Drilling Share for 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares (the “Exchange Ratio”), and will have the ability to elect cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million. A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected. Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling restricted stock unit award (a “Maersk Drilling RSU Award”) that is outstanding immediately prior to the acceptance time of the Offer (the “Acceptance Time”) is exchanged, at the Acceptance Time, with the right to receive, on the same terms and conditions as were applicable under the Maersk Drilling RSU Long-Term Incentive Programme for Executive Management 2019 and the Maersk Drilling RSU Long-Term Incentive Programme 2019 (together, the “Maersk Drilling LTI”) (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon such exchange, such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

The Business Combination Agreement contains customary warranties and covenants by Noble Parent, Topco, Merger Sub and Maersk Drilling. The Business Combination Agreement also contains customary pre-closing covenants.

Topco’s obligation to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer is subject to certain customary conditions, including, among others, that the Minimum Acceptance Condition shall have been satisfied. Maersk Drilling may require that Topco does not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for the Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer if certain customary conditions are not met. Subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, the Business Combination is expected to close in mid-2022.

The Business Combination Agreement contains certain termination rights for both Noble Parent and Maersk Drilling.

None of the Maersk Drilling assets will secure the Revolving Credit Facility or the Notes upon the closing of the Business Combination.

Irrevocable Undertaking

Concurrently with the entry into the Business Combination Agreement, APMH Invest A/S (“APMH Invest”), which holds approximately 41.6% of the issued and outstanding Maersk Drilling Shares, entered into an irrevocable undertaking (the “Undertaking”) with Noble Parent, Topco and Maersk Drilling, pursuant to which APMH Invest has, among other things, agreed to (a) accept the Offer in respect of the Maersk Drilling Shares that it owns and not withdraw such acceptance; (b) waive the right to receive any cash consideration in the Offer; (c) not vote in favor of any resolution to approve a competing alternative proposal; and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns. The Undertaking will lapse if (i) the Business Combination Agreement is terminated in accordance with its terms; (ii) Topco announces that it does not intend to make or proceed with the Business Combination; or (iii) the Offer lapses or is withdrawn and no new, revised or replacement offer is announced within 10 business days.

Letters of Intent

In addition, certain other Maersk Drilling shareholders, together holding approximately 12% of the issued and outstanding Maersk Drilling Shares, have delivered letters of intent expressing their intention to accept or procure the acceptance of the Offer in respect of the Maersk Drilling Shares that they own.

Maersk Drilling Voting Agreements

Concurrently with the entry into the Business Combination Agreement, Noble Parent and Maersk Drilling entered into voting agreements (collectively, the “Maersk Drilling Voting Agreements”) with certain Noble Parent shareholders (each, a “Noble Supporting Shareholder”), which collectively held approximately 53% of the issued and outstanding Ordinary Shares as of the date of the Maersk Drilling Voting Agreements. Pursuant to the Maersk Drilling Voting Agreements, each Noble Supporting Shareholder has, among other things, agreed to (a) consent to and vote (or cause to be voted) its Ordinary Shares (i) in favor of all matters, actions and proposals contemplated by the Business Combination Agreement for which Noble Parent shareholder approval is required and any other matters, actions or proposals required to consummate the Business Combination in accordance with the Business Combination Agreement, and (ii) among other things, against any competing alternative proposal; (b) be bound by certain other covenants and agreements relating to the Business Combination; and (c) subject to certain exceptions, be bound by certain transfer restrictions with respect to a portion of their securities. The Maersk Drilling Voting Agreements will terminate upon the earliest to occur of (x) the date that is ten months from the date of the Maersk Drilling Voting Agreements, (y) the closing date of the Business Combination and (z) the termination of the Business Combination Agreement pursuant to its terms. Notwithstanding the foregoing, each Noble Supporting Shareholder will have the right to terminate the applicable Maersk Drilling Voting Agreement if the Business Combination Agreement has been amended in a manner that materially and adversely affects such Noble Supporting Shareholder (including, without limitation, a reduction of the economic benefits to the Noble Supporting Shareholders contemplated thereby or an extension of the End Date (as defined herein) beyond the date (as such date may be extended) set forth in the Business Combination Agreement).

New Relationship Agreement

At the closing of the Business Combination, Topco will enter into a Relationship Agreement (the “New Relationship Agreement”) with certain funds and accounts (the “Existing Noble Investor”) party to the Bankruptcy Relationship Agreement (as defined herein) and APMH Invest, which will set forth certain director designation rights of such Topco shareholders following the closing of the Business Combination. In particular, pursuant to the New Relationship Agreement, each of the Existing Noble Investor and APMH Invest will be entitled to designate (a) two nominees to the Topco Board so long as the Existing Noble Investor or APMH Invest, as applicable, owns no fewer than 20% of the then outstanding Topco Shares and (b) one nominee to the Topco Board so long as the Existing Noble Investor or APMH Invest, as applicable, owns fewer than 20% but no fewer than 15% of the then outstanding Topco Shares. Each nominee of the Existing Noble Investor and APMH Invest will meet the independence standards of the NYSE with respect to Topco; provided, however, that APMH Invest shall be permitted to have one nominee who does not meet such independence standards so long as such nominee is not an employee of Topco or any of its subsidiaries.

Maersk Drilling Merger Registration Rights Agreement

At the closing of the Business Combination, Topco will enter into a Registration Rights Agreement (the “Maersk Drilling Merger RRA”) with APMH Invest pursuant to which, among other things, and subject to certain limitations set forth therein, APMH Invest will have customary demand and piggyback registration rights. In addition, pursuant to the Maersk Drilling Merger RRA, APMH Invest will have the right to require Topco, subject to certain limitations set forth therein, to effect a distribution of any or all of its Topco Shares by means of an underwritten offering. Topco is not obligated to effect any underwritten offering unless the dollar amount of the securities of APMH Invest to be sold is reasonably likely to result in gross sale proceeds of at least $20 million.

Regulatory Approvals

Antitrust Considerations

To complete the Business Combination pursuant to the terms of the Business Combination Agreement, Noble Parent and Maersk Drilling must make filings with and obtain authorizations, approvals or consents from a number of antitrust regulatory authorities, including the United Kingdom Competition and Markets Authority (the “UK CMA”) and the Norwegian Competition Authority (Konkurransetilsynet or “NCA”). The parties have also agreed, among other things, to (i) file (in draft form where applicable) as promptly as practicable any required filings and/or notifications under applicable antitrust laws or under foreign direct investment laws, with respect to the transactions contemplated by the Business Combination Agreement, including using all reasonable endeavors to submit a merger notice (meldung) to the NCA pursuant to §18 and compliant with §18a of the Competition Act (Konkurranseloven) (Norway) by no later than January 14, 2022 and to submit a merger notice that complies with section 96(2) of the Enterprise Act 2002 (UK) to the UK CMA by no later than February 11, 2022, and use all reasonable endeavors to cause the expiration or termination of any applicable waiting periods and to obtain all necessary approvals or clearances (including clearance from the UK CMA) under any antitrust law or under foreign direct investment laws, and (ii) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Business Combination Agreement, and to avoid or eliminate each and every impediment under any law that may be asserted by any governmental entity with respect to the transactions contemplated by the Business Combination Agreement so as to enable the closing of the Business Combination to occur as soon as reasonably possible (and in any event no later than the End Date).

In accordance with the Business Combination Agreement, the parties have submitted the applicable merger notices to the relevant governmental authorities, including the NCA and the UK CMA. The Business

Combination has been unconditionally approved by the competition authorities in Brazil, Norway, and the Republic of Trinidad & Tobago. Accordingly, the only outstanding pre-closing merger control clearances are in Angola and the UK. The parties expect the competition authority in Angola to unconditionally approve the Business Combination during April 2022.

The merger control process for obtaining clearance in the UK remains ongoing with constructive discussions continuing between Noble Parent, Maersk Drilling, and the UK CMA ahead of the UK CMA expectedly publishing their phase 1 decision on April 22, 2022. While the UK CMA is yet to take its phase 1 decision, the parties expect that it will be necessary to divest certain jackup rigs currently located in the North Sea (the “Remedy Rigs”) to obtain conditional antitrust clearance in phase 1 from the UK CMA. The parties currently expect the Remedy Rigs to comprise the Noble Hans Deul, Noble Sam Hartley, Noble Sam Turner, Noble Houston Colbert, and a CJ-70 design drilling rig which, at this point, the parties believe is likely to be the Mærsk Innovator, although it is possible the Noble Lloyd Noble could be required to achieve phase 1 clearance. On this basis, the parties have started to examine different options to divest the Remedy Rigs. Though the parties expect that they will be required to divest the Remedy Rigs in order to gain UK CMA clearance, the duration and outcome of the UK CMA review process remains uncertain.

Please see “Risk Factors—Risks Related to the Business Combination with Maersk Drilling—The Business Combination is conditioned on the receipt of certain required approvals and governmental and regulatory consents, which, if delayed, not granted or granted with unfavorable conditions, may delay or jeopardize the completion of the Business Combination, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Business Combination.”

Foreign Investment Screening Considerations

To complete the Business Combination pursuant to the terms of the Business Combination Agreement, Noble Parent and Maersk Drilling must also make filings with and obtain authorizations, approvals or consents pursuant to the UK National Security and Investment Act 2021, and the Danish Act on Screening of Certain Foreign Direct Investments (Act no. 842 of 10 May 2021). On January 26, 2022, the Danish Business Authority’s (DBA) determined that the Business Combination does not require prior authorization under the Danish Act on Screening of Certain Foreign Direct Investments (Act no. 842 of 10 May 2021) or associated regulations. On March 2, 2022, the Secretary of State of the United Kingdom determined that it would not take any action in relation to the Business Combination in accordance with section 14 of the National Security and Investment Act 2021. No other approvals relating to foreign direct investment are required.

Risk Factors

Investing in the Notes involves risks associated with our business, operating results and financial condition. You should carefully read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus for an explanation of these risks before investing in the Notes. These risks include, among others, the following:

•	risks related to the Notes, including the following:

•	the indenture governing the Notes contains operating and financial restrictions;

•

the value of the Collateral (as defined herein) on the Notes may not be sufficient to ensure repayment of the Notes, and it may be difficult to realize the value of the Collateral securing the Notes and the guarantees;

•	the liens on the Collateral securing the Notes and the guarantees thereof are junior and subordinate to the liens on the Collateral securing priority lien debt;

•	interest on the Notes may be paid in PIK interest;

•	risks related to our business and operations, including the following:

•	our business depends on the level of activity in the oil and gas industry;

•	the impact of the coronavirus (“COVID-19”) pandemic;

•	the offshore contract drilling industry is a highly competitive and cyclical business;

•	the over-supply of offshore rigs;

•	our ability to renew or replace existing contracts;

•	our current backlog of contract drilling revenue may not be ultimately realized;

•	our substantial dependence on several of our customers;

•	risks relating to operations in international locations;

•	our and our service providers’ failure to adequately protect sensitive information technology systems and critical data;

•	our failure to attract and retain skilled personnel;

•	supplier capacity constraints or shortages in parts or equipment or price increases;

•	risks associated with future mergers, acquisitions or dispositions of businesses or assets;

•	inflation may adversely affect our operating results;

•	we are a holding company, and we are dependent upon cash flow from subsidiaries to meet our obligations;

•	the warrants Noble Parent issued pursuant to the Plan are exercisable for Ordinary Shares;

•	future sales or the availability for sale of substantial amounts of the Ordinary Shares could adversely affect the trading price of the Ordinary Shares;

•	the potential for US Gulf of Mexico hurricane related windstorm damage or liabilities;

•	risks related to the Pacific Drilling Merger, including the following:

•	the integration of Pacific Drilling into the combined company may not be as successful as anticipated, and the combined company may not achieve the intended benefits;

•	financial and tax risks related to Noble, including the following:

•	we may record impairment charges on property and equipment;

•	the Revolving Credit Agreement (as defined herein) contains various restrictive covenants limiting the discretion of our management in operating our business;

•

the impact of a loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries on our tax rate on our worldwide earnings;

•	regulatory and legal risks related to Noble, including the following:

•	the impact of governmental laws and regulations on our costs and drilling activity;

•	increasing attention to environmental, social and governance matters and climate change;

•	changes in, compliance with or our failure to comply with certain laws and regulations;

•	compliance with laws and regulations relating to the protection of the environment and of human health and safety;

•	we are subject to litigation;

•	risks related to the Business Combination with Maersk Drilling, including the following:

•	the Business Combination may not be as successful as anticipated, and the combined company may not achieve the intended benefits;

•	the Business Combination remains subject to conditions that neither Noble Parent nor Maersk Drilling can control;

•	each of Noble and Maersk Drilling may have liabilities that are not known to the other party;

•	our failure to consummate the Business Combination;

•	Noble Parent shareholders and Maersk Drilling shareholders will have a reduced ownership and voting interest after the Business Combination;

•	future sales or the availability for sale of substantial amounts of the Topco Shares could adversely affect the trading price of the Topco Shares;

•	risks related to Topco and its business, including the following:

•	direct and indirect costs incurred as a result of the Business Combination;

•	failure to recruit and retain key personnel;

•	Topco may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with Topco;

•	Topco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included elsewhere in this prospectus;

•	changes to U.S., UK, Cayman and other non-U.S. tax laws;

•

the rights of holders of Topco Shares to be received by Noble Parent shareholders in connection with the Business Combination will be different from the rights of holders of Ordinary Shares due to the difference between Cayman and English law;

•	the market price of Topco Shares may be volatile; and

•	risks related to Maersk Drilling Group’s business and operations, financial risks related to the Maersk Drilling Group and legal and regulatory risks related to the Maersk Drilling Group.

Our Offices

Finco’s principal executive offices are located at 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478, and its telephone number at that address is (281) 276-6100. Our website address is http://www.noblecorp.com. The information contained on or linked to or from our website is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, and you should not consider such information part of this prospectus or rely on any such information in making your decision whether to purchase the Notes.

The Notes

The following summary contains basic information about the Notes and is not intended to be complete. It does not contain all information that may be important to you. For a more complete understanding of the Notes, see “Description of the Notes” in this prospectus. For purposes of the description of the Notes included in this prospectus under this section and the “Description of the Notes,” references to (i) the “notes” refer to the 11%/ 13%/ 15% Senior Secured PIK Toggle Notes due 2028, (ii) the “PIK notes” refer to additional notes that may be that may be issued if interest on the notes is paid-in-kind through maturity and (iii) “NFC,” the “Company,” “we,” “us” and “our” refer only to Noble Finance Company and do not include any of its subsidiaries. Capitalized terms used and not defined in this section have the meaning given them in the “Description of the Notes.”

Issuer	Noble Finance Company, an exempted company incorporated in the Cayman Islands with limited liability.

Notes to be Offered by the Selling Securityholders	$404,867,813 aggregate principal amount of 11%/ 13%/ 15% Senior Secured PIK Toggle Notes due 2028, including up to $298,464,394 aggregate principal amount of notes that may be issued if interest on the notes is paid-in-kind through maturity.

Maturity Date	The notes will mature on February 15, 2028.

Interest	The notes bear interest, at our option for each interest payment date, at the per annum rates of (i) 11% payable in cash, (ii) 13%, with 6.5% per annum of such interest to be payable in cash and 6.5% per annum of such interest to be payable by issuing PIK notes, or (iii) 15%, with the entirety of such interest to be payable by issuing PIK notes. Interest on the notes will be paid semi-annually, in arrears, on February 15 and August 15, commencing August 15, 2021, to the holders of record at the close of business on the February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. See “Description of the Notes—General.”

Ranking	The notes:

•

rank equally in right of payment with all future senior indebtedness of the Company but, to the extent the value of the Collateral exceeds the aggregate amount of all Priority Lien Debt, are effectively senior to all of the Company’s unsecured senior indebtedness;

•	rank senior in right of payment to any existing and future subordinated obligations of the Company;

•

are effectively junior to any obligations of the Company that are either (i) secured by a Lien on the Collateral that is senior or prior to the Liens securing the notes, including the Permitted Liens securing Priority Lien Debt, and to other Permitted Liens, or (ii) secured with property or assets that do not constitute Collateral to the extent of the value of the assets securing such Indebtedness; and

•

are structurally subordinated to all future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Company’s Subsidiaries that do not guarantee the notes (but if a Pledgor that is not a guarantor has pledged the Capital Stock of a guarantor to secure the notes, then such pledge will be senior to the Preferred Stock and other liabilities of such Pledgor).

Optional Redemption	Within 120 days of any Change of Control, we (or the successor entity following such Change of Control) may redeem for cash all (but not less than all) of the outstanding notes, at a redemption price, if the redemption is (x) prior to (but not including) February 15, 2024, equal to the sum of (1) 106% of the principal amount of the notes to be redeemed plus (2) accrued and unpaid interest, if any, to, but excluding, the redemption date or (y) on or after February 15, 2024, equal to the redemption price applicable to the notes (expressed as a percentage of the principal amount of the notes to be redeemed) if redeemed during the 12-month period beginning on February 15, 2024 of the years indicated in the second immediately following paragraph.

Prior to February 15, 2024, we will be entitled at our option to redeem the notes, in whole or in part, at a redemption price equal to 106% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date).

The redemption price for the notes to be redeemed on any redemption date that is on or after February 15, 2024 will be equal to the applicable percentage set forth below of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period beginning on February 15 of the years indicated below:

YEAR	PERCENTAGE
2024	106.000%
2025	104.000%
2026	102.000%
2027 and thereafter	100.000%

See “Description of the Notes—Optional Redemption.”

Tax Redemption

The notes will be subject to redemption at any time, in whole but not in part, at a redemption price, if the redemption is (x) prior to (but not including) February 15, 2024, equal to 106% of the principal amount of the notes to be redeemed or (y) on or after February 15, 2024, equal to the redemption price applicable to the notes (expressed as a percentage of the principal amount of notes to be redeemed), in each case together with accrued and unpaid interest to, but not including, the Tax Redemption Date, plus all Additional Amounts then due or which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if on the next date on which any amount would be payable in respect of the notes, we are or would be required to pay Additional Amounts, and we cannot avoid any such payment obligation by taking reasonable measures available (including, for the avoidance of doubt, appointment of a new paying agent but excluding the reincorporation or reorganization of the Company), and the requirement arises as a result of a Change in Tax Law.

See “Description of the Notes—Tax Redemption.”

Guarantees	The notes are guaranteed on a senior secured basis by each subsidiary guarantor. The notes guarantees of the notes by each subsidiary guarantor:

•	are a senior obligation of such subsidiary guarantor;

•	are secured by a second-priority security interest in the Collateral (subject to Permitted Liens) owned by such subsidiary guarantor;

•

rank equally in right of payment with all future senior indebtedness of such subsidiary guarantor but, to the extent the value of the Collateral exceeds the aggregate amount of all Priority Lien Debt, are effectively senior to all of such subsidiary guarantor’s unsecured senior indebtedness;

•	rank senior in right of payment to any existing and future subordinated obligations of such subsidiary guarantor; and

•

are effectively junior to any obligations of such subsidiary guarantor that are either (i) secured by a Lien on the Collateral that is senior or prior to the Liens securing such subsidiary guarantor’s notes guarantee, including the Permitted Liens, or (ii) secured with property or assets that do not constitute Collateral to the extent of the value of the assets securing such Indebtedness.

Neither Pacific Drilling nor any of its current subsidiaries is a subsidiary guarantor of the Revolving Credit Facility or the notes, and none of their assets secure the Revolving Credit Facility or the notes. In addition, none of the Maersk Drilling assets will secure the Revolving Credit Facility or the notes upon the closing of the Business Combination.

See “Description of the Notes—General” and “Description of the Notes—Notes Guarantee.”

Collateral

The notes and the notes guarantees are secured by second-priority security interests (subject to Permitted Liens) in the Collateral. Subject to the terms described under “Description of the Notes—Collateral—Release,” the Collateral consists of substantially all of the property and assets of the Company and the subsidiary guarantors, other than Excluded Property, and the pledge of the Capital Stock of the Company and some or all of the Capital Stock of certain subsidiary guarantors. See “Description of the Notes—Collateral.”

The Collateral does not include any assets of, or equity interests in, Pacific Drilling or any of its current subsidiaries. In addition, the Collateral does not include any assets of Maersk Drilling.

Certain Covenants	The indenture governing the notes restricts our ability and the ability of our restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or make other distributions on account of capital stock;

•	purchase or redeem capital stock or subordinated indebtedness;

•	make investments;

•	create liens;

•	enter into agreements that restrict the ability of our restricted subsidiaries to pay dividends or make other payments to us;

•	sell assets;

•	consolidate or merge with or into other companies or transfer all or substantially all of our assets; and

•	engage in transactions with affiliates.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes—Certain Covenants.”

OID	Because the notes provide the issuer with the option to pay interest in the form of additional notes (the PIK notes) in lieu of paying cash interest, the notes will be treated as having been issued with original issue discount for U.S. federal income tax purposes. As a result, a holder of a note who is subject to U.S. federal income tax is generally required to pay U.S. federal income tax on accrual of original issue discount on the notes. See “Material U.S. Federal Income Tax Considerations” for more information.

Use of Proceeds	We will not receive any proceeds from the sale of the notes by the selling securityholders pursuant to this prospectus. See “Use of Proceeds.”

Absence of a Public Market	There is currently no established public trading market for the notes, and there can be no assurance that a public trading market will develop.

Risk Factors	Investing in the notes involves significant risks. You should carefully read and consider the information beginning on page 14 of this prospectus under “Risk Factors” and all other information in this prospectus before deciding to invest in the notes.

RISK FACTORS

Investing in the Notes involves significant risks. Before making an investment decision, you should carefully consider the specific risk factors set forth below, together with the other information included elsewhere in this prospectus. The risk factors set forth below include risks related to the Business Combination, Topco and its business and Maersk Drilling’s business, some of which may not be applicable if the Business Combination is not consummated. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially impaired, in which case the price of the Notes could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Notes

The indenture governing the Notes contains operating and financial restrictions that may restrict Finco’s business and financing activities.

The primary restrictive covenants contained in the indenture under which the Notes were issued limit Finco’s ability and the ability of certain of its subsidiaries to pay dividends or make other distributions or repurchase or redeem its capital stock and certain indebtedness, create liens securing certain indebtedness, incur certain indebtedness, consolidate, merge or transfer all or substantially all of its properties and assets, enter into transactions with affiliates and dispose of assets and use proceeds from the dispositions of assets.

Finco’s ability to comply with the covenants and restrictions contained in the indenture governing the Notes may be affected by events beyond its control. If market or other economic conditions deteriorate, Finco’s ability to comply with these covenants and restrictions may be impaired. A failure to comply with the covenants, ratios or tests in the indenture governing the Notes, if not cured or waived, could have a material adverse effect on Finco’s business, financial condition and results of operations. Finco’s existing and future indebtedness may have cross-default and cross-acceleration provisions. Upon the triggering of any such provision, the relevant creditor may:

•	not be required to lend any additional amounts to Finco;

•

elect to declare all borrowings outstanding due to them, together with accrued and unpaid interest and fees, to be due and payable (and, with respect to Finco’s secured indebtedness, foreclose on the collateral securing such indebtedness);

•	elect to require that all obligations accrue interest at the default rate provided therein, if such rate has not already been imposed;

•	have the ability to require Finco to apply all of its available cash to repay such borrowings; and/or

•	prevent Finco from making debt service payments under its other agreements,

any of which could result in an event of default under the Notes.

If any of Finco’s existing indebtedness were to be accelerated, there can be no assurance that it would have, or be able to obtain, sufficient funds to repay such indebtedness in full. Even if new financing were available, it may be on terms that are less attractive to Finco than the Revolving Credit Facility or the Notes or it may not be on terms that are acceptable to Finco. For additional information, see “Description of the Notes.”

The value of the Collateral securing the Notes may not be sufficient to ensure repayment of the Notes because the holders of obligations under the Revolving Credit Facility and other first-priority lien obligations will be paid first from the proceeds of the Collateral. It may be difficult to realize the value of the Collateral securing the Notes and the guarantees.

Finco’s indebtedness and other obligations under the Revolving Credit Facility and other priority lien debt are secured by a first-priority lien on the Collateral securing the Notes and the guarantees thereof. The liens securing the Notes and the guarantees thereof are effectively junior to the liens securing obligations under the Revolving Credit Facility and other priority lien obligations, so that proceeds of the Collateral will be applied first to repay those first lien obligations before any such proceeds are applied to pay any amounts due on the Notes. Accordingly, if Finco defaults on the Notes, Finco cannot assure you that the collateral agent would receive enough money from the sale of the Collateral to repay you. In addition, Finco has specified rights to issue additional notes (including Notes used to pay PIK interest) and other parity lien obligations that would be secured by liens on the Collateral on an equal and ratable basis with the Notes. See “—The Collateral securing the Notes and related guarantees may be diluted under certain circumstances.” If the proceeds of any sale of the Collateral are not sufficient to repay all amounts due on the Notes and any other parity lien obligations, then your claims against Finco’s remaining assets to repay any amounts still outstanding under the Notes would be unsecured. The Revolving Credit Facility permits Finco to incur additional indebtedness thereunder, and the indenture governing the Notes permits Finco to incur additional obligations secured by liens that have priority over the Notes in certain circumstances, as well as incur additional obligations secured by liens with the same priority as the liens securing the Notes.

By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. Accordingly, the Collateral may not be sold in a short period of time, if at all. In addition, a portion of the Collateral includes assets that may only be usable, and thus retain value, as part of Finco’s existing operating businesses. Finco also cannot assure you that the fair market value of the Collateral will exceed the principal amount of the debt secured thereby. Additionally, the value of the assets to be pledged as Collateral for the Notes and the guarantees could be impaired in the future as a result of changing economic conditions, commodity prices, environmental concerns, Finco’s failure to implement its business strategy, competition and other future trends. Any claim for the difference between the amount, if any, realized by holders of the Notes from the sale of the Collateral securing the Notes and the guarantees thereof will rank equal in right of payment with all of Finco’s other unsecured unsubordinated indebtedness and other obligations, including accounts payable. Additionally, in the event that a bankruptcy case is commenced by or against Finco, if the value of the Collateral is less than the amount of principal and accrued and unpaid interest on the Notes and all other obligations secured thereby on a priority and pari passu basis, holders of Notes would not be entitled to receive, among other things, post-petition interest, fees or expenses or adequate protection on account of any “undersecured” portion of their claims. Likewise, Finco cannot assure you that the pledged assets will be saleable or, if saleable, that there will not be substantial delays in their liquidation.

In addition, the Collateral securing the Notes will be subject to other liens permitted under the terms of the Revolving Credit Facility, the indenture governing the Notes and the Senior Lien Intercreditor Agreement (as defined herein), whether existing now or arising on or after the date the Notes are issued. To the extent that third parties hold prior liens, such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the Collateral securing the Notes. The indenture governing the Notes does not require that Finco maintain any amount of Collateral or maintain a specific ratio of indebtedness to asset values.

With respect to some of the Collateral to be pledged, the collateral agent’s liens and ability to foreclose on the Collateral are also limited by the need to meet certain requirements, such as obtaining third-party consents, paying court fees that may be based on the principal amount of the parity lien obligations and making additional filings. If it is unable to obtain these consents, pay such fees or make these filings, the liens may be invalid and the applicable holders and lenders will not be entitled to the Collateral or any recovery with respect thereto. Finco cannot assure you that any such required consents, fee payments or filings can be obtained on a timely basis or at all. These requirements may limit the number of potential bidders for certain Collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the Collateral. Therefore, the practical value of realizing on the Collateral, without the appropriate consents, fees and filings, may be limited.

In the event of a foreclosure on the Collateral under the Revolving Credit Facility and other priority lien debt (or a distribution in respect thereof in a bankruptcy or insolvency proceeding), the proceeds from the

Collateral may not be sufficient to satisfy the Notes and other parity lien obligations because such proceeds would, under the Senior Lien Intercreditor Agreement, first be applied to satisfy Finco’s obligations under the Revolving Credit Facility and other priority lien obligations. Only after all of Finco’s obligations under the Revolving Credit Facility and such other priority lien obligations have been satisfied will proceeds from the Collateral be applied to satisfy Finco’s obligations under the Notes and other parity lien obligations. In addition, in the event of a foreclosure on the Collateral, the proceeds from such foreclosure may not be sufficient to satisfy Finco’s obligations under the Notes and other parity lien obligations.

Pursuant to the terms contained in the Revolving Credit Facility and the indenture governing the Notes, Finco and its Restricted Subsidiaries (as defined herein) may sell Collateral and other assets. Upon any such sale, all or a portion of the interest in any asset sold may no longer constitute Collateral. The indenture governing the Notes contains a covenant concerning the use of the proceeds from any sale of assets, including the use of those proceeds to pay debt or reinvest in Finco’s business. Although Finco may seek to reinvest proceeds from any asset sales, any assets in which Finco reinvests may not constitute Collateral or be as profitable to Finco as the assets sold. Additionally, the indenture governing the Notes does not require that the Notes be secured by at least a specified amount of Collateral, whether expressed as a minimum ratio of the value of such Collateral to the amount of the Notes or otherwise.

The liens securing the Notes will be released automatically if the liens securing the Revolving Credit Facility are released.

An active trading market may not develop for the Notes.

There has been no trading market for the Notes, and Finco does not intend to apply to list the Notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. In addition, the liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by changes in the overall market for this type of security and by changes in Finco’s financial performance or prospects or in the prospects for companies in Finco’s industry generally. As a result, an active trading market may not develop for the Notes. If an active trading market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected. In that case, you may not be able to sell your Notes at a particular time or you may not be able to sell your Notes at a favorable price. You should not purchase the Notes unless you understand, and know you can bear, all of the investment risks involving the Notes.

Finco’s subsidiaries that are not guarantors of the Notes, including Pacific Drilling, have no obligation, except in the circumstances described herein, to pay amounts due under the Notes.

The Notes are guaranteed by all of Finco’s subsidiaries that guarantee the Revolving Credit Facility. Except for such guarantors of the Notes and pledges of equity in certain guarantors directly owned by certain non-guarantors, Finco’s subsidiaries will have no obligation, contingent or otherwise (except in the circumstances described herein), to pay amounts due under the Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The Notes and guarantees will be structurally subordinated to all existing and future indebtedness and other obligations of any non-guarantor subsidiary, other than indebtedness and other liabilities owed to Finco by such non-guarantor subsidiaries and, in the case of certain non-guarantors, the pledge of equity in certain guarantors directly owned by such non-guarantors. Neither Pacific Drilling nor any of its current subsidiaries is a subsidiary guarantor of the Revolving Credit Facility or the Notes, and none of their assets secure the Revolving Credit Facility or the Notes. In addition, none of the Maersk Drilling assets will secure the Revolving Credit Facility or the Notes upon the closing of the Business Combination. In the event of insolvency, liquidation, reorganization, dissolution or other winding up of any non-guarantor subsidiary, all of that subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of that subsidiary’s assets (other than, with respect to certain non-guarantors, the pledges of the equity in certain guarantors directly owned by them) before the holders of the Notes would be entitled to any payment. As a result, your ability to make a claim against Finco’s non-guarantor subsidiaries may be limited.

Finco may in the future have additional non-guarantor subsidiaries and your ability to make a claim against such subsidiaries may also be limited. In addition, the indenture governing the Notes permits all of these non-guarantor subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

In addition, any of Finco’s subsidiaries that provide guarantees of the Notes will be automatically released from those guarantees upon the occurrence of certain events, including (i) a sale or other disposition of such guarantor that results in such guarantor no longer being a Restricted Subsidiary (as defined herein) or (ii) upon the dissolution or liquidation of such guarantor.

If any guarantee is released, no holder of the Notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the Notes. See “Description of the Notes—Notes Guarantee.”

A guarantee and any lien granted by a subsidiary could be voided if it constitutes a fraudulent transfer or fraudulent conveyance under federal bankruptcy law, similar state law or the insolvency laws of foreign jurisdictions, which would prevent the holders of the Notes from relying on that subsidiary to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws and the insolvency laws of foreign jurisdictions, Finco’s guarantees of (including for all purposes of the discussion under this caption, liens granted by Finco’s subsidiaries to secure) the Notes can be voided, or claims under the guarantees may be subordinated to all other debts of that subsidiary if, among other things, the subsidiary, at the time it incurred the indebtedness evidenced by its guarantee or, in some jurisdictions, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence of the obligations under the guarantee;

•	was engaged in a business or transaction for which the subsidiary’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

The guarantees of the Notes may also be voided, without regard to the above factors, if a court finds that the subsidiary entered into the guarantee with the actual intent to hinder, delay or defraud its other creditors.

A court would likely find that a subsidiary did not receive reasonably equivalent value or fair consideration for its guarantee if the guarantor did not substantially benefit directly or indirectly from the issuance of the guarantee. If a court were to void a guarantee, you would no longer have a claim against that subsidiary. Sufficient funds to repay the Notes may not be available from other sources, including the remaining subsidiaries providing guarantees, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a subsidiary would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

The indenture governing the Notes contains a provision intended to limit the guarantors’ liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. Finco cannot assure you that this provision will protect the guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the Notes in full when due. Such provision may not be sufficient to protect the guarantees from being voided under fraudulent transfer laws.

A financial failure by Finco or its subsidiaries may result in the assets of any or all of those entities becoming subject to the claims of all creditors of those entities.

A financial failure by Finco or its subsidiaries could affect payment of the Notes if a bankruptcy court were to substantively consolidate Finco and its subsidiaries. If a bankruptcy court substantively consolidated Finco and its subsidiaries, the assets of each entity would become subject to the claims of creditors of all entities. This would expose holders of Notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the Notes could occur through the “cramdown” provisions of the Bankruptcy Code. Under these provisions, the Notes could be restructured over your objections as to their general terms, including principal amount, interest rate and maturity.

The liens on the Collateral securing the Notes and the guarantees thereof are junior and subordinate to the liens on the Collateral securing the obligations under the Revolving Credit Facility and other priority lien debt.

The Notes and the guarantees are secured by second-priority liens in the Collateral granted by Finco and certain of its subsidiaries and any existing or future subsidiary in the future in accordance with the provisions of the indenture governing the Notes, subject to certain permitted liens, exceptions and encumbrances described in the indenture governing the Notes and the security documents relating to the Notes. All obligations arising under the Revolving Credit Facility are secured by first-priority liens on the same Collateral that secure the Notes on a second-priority basis. The Senior Lien Intercreditor Agreement provides, among other things, that if the collateral agent or any Parity Lien Secured Party (as defined herein) obtains possession of any Collateral or realizes any proceeds or payment in respect of any Collateral, pursuant to the exercise of remedies under any second lien security document or by the exercise of any rights available to it under applicable law as a result of any distribution of or in respect of any Collateral or proceeds in any of Finco’s or its guarantors’ bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding or through any other exercise of remedies, at any time prior to the payment in full of the obligations under the Revolving Credit Facility and other priority lien debt, then it will hold such Collateral, proceeds or payment in trust for the lenders under the Revolving Credit Facility and the other holders of priority lien obligations and transfer such Collateral, proceeds or payment, as the case may be, to the priority lien collateral agent as promptly as practicable. See “—The value of the Collateral securing the Notes may not be sufficient to ensure repayment of the Notes because the holders of obligations under the Revolving Credit Facility and other first-priority lien obligations will be paid first from the proceeds of the Collateral. It may be difficult to realize the value of the Collateral securing the Notes and the guarantees.”

In addition, if Finco defaults under the Revolving Credit Facility or any other priority lien debt, the lenders under such priority lien debt could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable and foreclose on the pledged assets.

The Collateral securing the Notes and related guarantees may be diluted under certain circumstances.

The indenture governing the Notes permits Finco to incur additional secured indebtedness, including additional notes (including Notes used to pay PIK interest), parity lien obligations and other priority lien obligations, including bank financing, subject to Finco’s compliance with the applicable restrictive covenants. See “Description of the Notes—Certain Covenants—Limitation on Indebtedness” and “Description of the Notes—Certain Covenants—Limitation on Liens.”

Any additional notes issued under the indenture governing the Notes would be guaranteed by the same subsidiary guarantors and would have the same liens and security interests, with the same priority, as the Notes. As a result, the Collateral securing the Notes would be shared by any additional notes Finco may issue under the indenture governing the Notes, and an issuance of such additional notes would dilute the value of the Collateral compared to the aggregate principal amount of Notes outstanding. The issuance of any such notes would also dilute the value of the Collateral. In addition, the indenture governing the Notes and Finco’s other security documents permit it and certain of its subsidiaries to incur additional priority lien debt and parity lien obligations, in some (but not all) instances limited to a threshold amount, by issuing additional debt securities under one or more new indentures or by borrowing additional amounts under the Revolving Credit Facility or under different instruments. Any additional priority lien debt or parity lien obligations secured by the same Collateral would dilute the value of the noteholders’ rights to the Collateral.

The realizable value of the Collateral may not be sufficient to pay the Notes and other future parity obligations in full after repayment of all priority lien obligations.

Certain of Finco’s offshore rigs constitute a substantial portion of the value of the Collateral securing the Notes and priority lien obligations (including the Revolving Credit Facility). The offshore contract drilling industry is currently in a period characterized by low demand for drilling services and excess rig supply. Such over-supply of offshore rigs continues to contribute to depressed demand for Finco’s rigs. Further declines in demand for Finco’s rigs may cause the value of the Collateral to decline. See “—Risks Related to Our Business and Operations—The offshore contract drilling industry is a highly competitive and cyclical business with intense price competition. We have competitors who are larger and have more financial resources than us. If we are unable to compete successfully, our profitability may be materially reduced” and “—Risks Related to Our Business and Operations—An over-supply of offshore rigs has depressed, and may in the future depress, dayrates and demand for our rigs, which may adversely impact our revenues and profitability.”

Under the Revolving Credit Facility and the indenture governing the Notes, Finco could incur a substantial amount of additional priority lien obligations and parity lien obligations, and debt secured by collateral not including the Collateral securing the Notes. In the event of a default or liquidation, there may not be sufficient realizable value of the Collateral to first repay all priority lien obligations outstanding at such time and then repay the Notes and any other outstanding parity lien obligations.

Holders of the Notes will not control decisions regarding the Collateral, even during an event of default.

Under the Senior Lien Intercreditor Agreement between the Senior Credit Facility Agent (as defined herein), the collateral agent and the Grantors (as defined herein) party thereto, the Senior Credit Facility Agent will generally be entitled to receive and apply all proceeds of any Collateral to the repayment in full of the obligations under the Revolving Credit Facility and under Finco’s other priority lien obligations before any such proceeds will be available to repay obligations under the Notes and other parity lien obligations. In addition, the Senior Credit Facility Agent will generally be entitled to sole control of all decisions and actions, including foreclosure, with respect to Collateral, even if an event of default under the Notes has occurred, and neither the holders of Notes nor the collateral agent will generally be entitled to independently exercise remedies with respect to the Collateral until the discharge of Finco’s obligations under the Revolving Credit Facility and under Finco’s other priority lien obligations, unless and until a “Standstill Period” has elapsed (see “Description of the Notes—Collateral—First Lien-Second Lien Intercreditor Arrangements—Standstill Period; Permitted Enforcement Action”). In addition, the Senior Credit Facility Agent will be entitled, without the consent of holders of Notes or the collateral agent, to amend the terms of the Revolving Credit Facility and the security documents securing Finco’s priority lien obligations and to release the priority lien on any Collateral in certain circumstances.

Furthermore, because the holders of priority lien obligations will control the disposition of the Collateral securing such priority lien obligations and the Notes, if there were an event of default under the Notes, the holders of the priority lien obligations could decide, for a specified time period, not to proceed against the Collateral, regardless of whether or not there is a default under such priority lien obligations. During such time period, unless and until discharge of the priority lien obligations, including the Revolving Credit Facility, has occurred, the sole right of the holders of the Notes will be to hold a lien on the Collateral.

At any time that obligations that have the benefit of priority liens on the Collateral are outstanding, if the holders of such indebtedness release the Collateral for any reason whatsoever, including, without limitation, in connection with any sale of assets, the parity lien on such Collateral securing the Notes will be automatically released without any action by the holders of the Notes. The Collateral so released will no longer secure Finco’s and the subsidiary guarantors’ obligations under the Notes. See “Description of the Notes—Collateral—First Lien-Second Lien Intercreditor Arrangements.”

Pursuant to the Senior Lien Intercreditor Agreement, in the event of certain insolvency or liquidation proceedings, the Parity Lien Secured Parties will not raise any objection, contest or oppose, and each Parity Lien Secured Party will waive any claim to any financing by such debtor(s)-in-possession or the liens on the Collateral securing such financing or to any use, sale or lease of cash Collateral, subject to certain exceptions.

Pursuant to the Senior Lien Intercreditor Agreement, in the event of certain insolvency or liquidation proceedings related to the Grantors or their subsidiaries, the Parity Lien Secured Parties (as defined herein) will not raise any objection, contest or oppose, and each Parity Lien Secured Party will waive any claim to any DIP Financing (as defined herein) or to any DIP Financing Liens (as defined herein), or to any use, sale or lease of Collateral or to any grant of administrative expense priority under Section 364 of the Bankruptcy Code, unless the Priority Lien Agent (as defined herein) opposes or objects to such DIP Financing, such DIP Financing Liens or such use of cash collateral or the DIP Cap (as defined herein) is exceeded, among other exceptions. Additionally, no Parity Lien Secured Party shall propose, support or enter into any DIP Financing prior to the discharge of the priority lien obligations without the consent of the Priority Lien Agent, in its sole discretion, unless liens securing such DIP Financing rank junior to the Priority Liens and such DIP Financing does not refinance any parity lien obligations which are repaid in cash prior to the discharge of the priority lien obligations. See “Description of the Notes—Collateral—First Lien-Second Lien Intercreditor Arrangements—Certain Agreements With Respect to Insolvency or Liquidation Proceedings.”

Finco will in most cases have control over the Collateral, and the sale of particular assets by it could reduce the pool of assets securing the Notes.

The security documents relating to the Collateral allow Finco to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Collateral Documents (as defined herein)), to operate the Collateral, to alter the Collateral and to collect, invest and dispose of any income thereon. To the extent Finco sells or takes actions that reduce the value of the Collateral, it will reduce the pool of assets securing the Notes and the related guarantees.

The rights of holders of Notes to the Collateral securing the Notes may be adversely affected by the failure to record or perfect liens on the Collateral and other issues generally associated with the realization of liens on the Collateral.

Applicable law requires that a lien on certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens on the Collateral securing the Notes may not be perfected with respect to the claims of the Notes if the collateral agent is not able to take the actions necessary to perfect any of these liens. Moreover, applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified and additional steps to perfect in such property and rights are taken. Furthermore, even though it may constitute an event of default under the indenture governing the Notes, a third-party creditor could gain priority over one or more liens on the Collateral securing the Notes by recording an intervening lien or liens. In addition, the lien of the collateral agent will be subject to practical challenges generally associated with the realization of liens on Collateral. For example, the collateral agent may need to obtain the consent of third parties and make additional filings. If the collateral agent is unable to obtain these consents or make these filings, the liens may be invalid and the holders of the Notes will not be entitled to the Collateral or any recovery with respect thereto. Finco cannot assure you that the collateral agent will be able to obtain any such consent or make any such filing. Finco also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the Collateral may significantly decrease.

Rights of holders of Notes in the Collateral may be adversely affected by bankruptcy proceedings. In addition, the value of the Collateral securing the Notes may not be sufficient for a bankruptcy court to grant post-petition interest on the Notes in a bankruptcy case against Finco or any of the guarantors. Should the amount of Finco’s obligations under the Notes, together with the amount of its obligations under the Revolving Credit Facility, and any other priority lien obligations or parity lien obligations, equal or exceed the value at foreclosure of the Collateral securing such obligations, the holders of the Notes will be deemed to have an unsecured claim for the difference between the outstanding principal amount of Notes, on the one hand, and the proceeds from realization on the Collateral available to be applied to the outstanding principal amount of Notes, on the other hand.

The right of the collateral agent to repossess and dispose of the Collateral upon acceleration is likely to be significantly impaired by federal bankruptcy law (separate and apart from the limitations set forth in the Senior Lien Intercreditor Agreement) if bankruptcy proceedings are commenced in the United States (“US”) by or against Finco prior to or possibly even after the collateral agent has repossessed and disposed of the Collateral.

Under the Bankruptcy Code, a secured creditor, such as the collateral agent acting for the holders of the Notes, is prohibited from repossessing its security from a debtor, such as us, in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditors’ interest in the collateral. Adequate protection may include cash payments or the granting of additional security such as replacement liens, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. Generally, adequate protection payments, in the form of interest or otherwise, are not required to be paid by a debtor to a secured creditor unless the bankruptcy court determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. However, pursuant to the terms of the Senior Lien Intercreditor Agreement, the holders of the Notes agreed not to file or prosecute any motion for “adequate protection” based on their interest in the Collateral and not to object to any request for “adequate protection” by the priority lien collateral agent or any holder of priority lien obligations or to the objection by the priority lien collateral agent or any holder of priority lien obligations claiming a lack of “adequate protection,” subject to certain exceptions. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) how long payments under the Notes could be delayed following commencement of a bankruptcy case, (2) whether or when the collateral agent would repossess or dispose of the Collateral or (3) whether or to what extent holders of the Notes would be compensated for any delay in payment of loss of value of the Collateral through the requirements of “adequate protection.”

Furthermore, in the event the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due under the Revolving Credit Facility and other priority lien obligations and on the parity lien obligations, the holders of the Notes would have secured claims only to the extent of the value (if any) of the Collateral available to them in accordance with the Senior Lien Intercreditor Agreement, and unsecured claims equal to the amount that the obligations under the Notes exceed such value of the Collateral, rendering the claims of the holders of the Notes “undersecured.” Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case. Upon a finding by a bankruptcy court that the Notes are undersecured, the claims in the bankruptcy proceeding with respect to the Notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the Collateral. In addition, based on such a finding of under-collateralization, the unsecured portion of the Notes would not be entitled to receive “adequate protection” under U.S. bankruptcy laws. Finally, if any payments of post-petition interest were made at the time of such a finding of under-collateralization, such payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the Notes.

Additionally, the collateral agent’s ability to foreclose on the Collateral on the noteholders’ behalf may be subject to the consent of third parties, prior liens and practical problems associated with the realization of the collateral agent’s lien on the Collateral. The debtor or trustee in a bankruptcy case may seek to void an alleged lien on the Collateral for the benefit of the bankruptcy estate, and it may be able to successfully do so if the lien is not properly perfected or was perfected within a specified period of time (generally 90 days) prior to the initiation of such proceeding. If the lien is avoided, a creditor may hold no lien and be treated as holding a general unsecured claim in the bankruptcy case. It is impossible to predict what recovery (if any) would be available for such an unsecured claim if Finco became a debtor in a bankruptcy case.

In addition to the waiver with respect to adequate protection set forth above, under the terms of the Senior Lien Intercreditor Agreement, the holders of the Notes also waive certain other important rights to which secured creditors may be entitled in a bankruptcy proceeding, as described in “Description of the Notes—Collateral—First Lien-Second Lien Intercreditor Arrangements.” These waivers could adversely impact the ability of the holders of the Notes to recover amounts owed to them in a bankruptcy proceeding.

In addition, a bankruptcy court may decide to substantively consolidate Finco and some or all of its subsidiaries in the bankruptcy proceeding. If a bankruptcy court substantively consolidated Finco and some or all of its subsidiaries, the assets of each entity would become subject to the claims of creditors of all entities that are so consolidated. Such a ruling would expose holders of Notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, a forced restructuring of the Notes could occur through the “cramdown” provisions of the U.S. Bankruptcy Code. Under those provisions, the Notes could be restructured over holders’ objections as to their general terms, including with respect to interest rate and maturity.

Any future pledge of Collateral may be avoidable in bankruptcy.

Any future pledge of Collateral in favor of the collateral agent, including pursuant to security documents, may be avoidable by the pledgor (a debtor in possession) or by its trustee in bankruptcy as a preferential transfer under U.S. law if certain events or circumstances exist or occur, including, among others, if:

•	the pledgor is insolvent at the time of the pledge;

•	the pledge permits the holder of the Notes to receive a greater recovery than if the pledge had not been given; and

•	a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

There are circumstances other than repayment or discharge of the Notes under which the guarantee of a subsidiary guarantor will be automatically released with respect to the Notes.

Under various circumstances, the guarantee of a subsidiary guarantor may be released without your consent, including:

•	if Finco exercises its legal defeasance option or its covenant defeasance option as described under “Description of the Notes—Discharge and Defeasance”;

•

upon the dissolution or liquidation of such subsidiary guarantor, if immediately after giving effect thereto, Finco will be in compliance with certain covenants under the indenture governing the Notes;

•

if such subsidiary guarantor is designated as an Unrestricted Subsidiary (as defined herein) as described in “Description of the Notes—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries”; and

•	in other circumstances specified in the Senior Lien Intercreditor Agreement, including in connection with the exercise of remedies by the priority lien collateral agent.

In addition, a guarantee will be automatically released in connection with a sale, transfer or disposition of the capital stock of a subsidiary guarantor, if as a result of such sale, transfer or disposition, such subsidiary guarantor is no longer a Restricted Subsidiary and, immediately after giving effect thereto, Finco will be in compliance with certain covenants under the indenture governing the Notes. See “Description of the Notes—Notes Guarantee.”

If a bankruptcy petition were filed by or against Finco or a subsidiary guarantor, holders of the Notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the Notes.

If a bankruptcy petition were filed by or against Finco or a guarantor under the Bankruptcy Code, the claim by any holder of the Notes for the principal amount of the Notes may be limited to an amount equal to the sum of:

•	the original issue price for the Notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, the holders of the Notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the Notes, even if sufficient funds are available.

Interest on the Notes may be paid in PIK interest rather than cash, which will increase the amount of Finco’s indebtedness.

Finco will be entitled to pay PIK interest on the Notes at its option. As a result, Finco cannot assure you that it will make cash interest payments on the Notes. The payment of interest through PIK interest will increase the amount of Finco’s indebtedness and increase the risks associated with its level of indebtedness.

Risks Related to Our Business and Operations

Our business depends on the level of activity in the oil and gas industry. Adverse developments affecting the industry, including a decline in the price of oil or gas, reduced demand for oil and gas products and increased regulation of drilling and production, recently had and may in the future have a material adverse effect on our business, financial condition and results of operations.

Demand for drilling services depends on a variety of economic and political factors and the level of activity in offshore oil and gas exploration and development and production markets worldwide. The price of oil and gas, and market expectations of potential changes in the price, significantly affect this level of activity, as well as dayrates that we can charge customers for our services. Crude oil prices started to steeply decline in late 2014 and dropped to as low as approximately $19.33 per barrel of Brent Crude in April 2020. Recently, oil prices have recovered to a price of approximately $112 per barrel of Brent Crude on March 28, 2022 but have been volatile.

However, higher prices do not necessarily translate into increased drilling activity because our clients take into account a number of considerations when they decide to invest in offshore oil and gas resources, including expectations regarding future commodity prices and demand for hydrocarbons. The price of oil and gas and the level of activity in offshore oil and gas exploration and development are extremely volatile and are affected by numerous factors beyond our control, including:

•

worldwide production, current demand, and our customer’s views of future demand for oil and gas (including any over-supply of oil and gas as a result of the COVID-19 pandemic, actions by Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producing nations (together with OPEC, “OPEC+”) or the war in Ukraine), which are impacted by the COVID-19 pandemic and the governmental, company and individual reactions thereto and changes in the rate of economic growth in the global economy;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	the ability of OPEC to set and maintain production levels and pricing;

•	expectations regarding future energy prices;

•	increased supply of oil and gas resulting from onshore hydraulic fracturing activity and shale development;

•	the relative cost of offshore oil and gas exploration versus onshore oil and gas production;

•	potential acceleration in the development, and the price and availability, of alternative fuels or energy sources;

•	the level of production in non-OPEC countries;

•	inventory levels, and the cost and availability of storage and transportation of oil, gas and their related products;

•	worldwide financial instability or recessions;

•	regulatory restrictions or any moratorium on offshore drilling;

•	the discovery rate of new oil and gas reserves either onshore or offshore;

•	the rate of decline of existing and new oil and gas reserves;

•	available pipeline and other oil and gas transportation capacity;

•	oil refining capacity;

•	the ability of oil and gas companies to raise capital;

•	limitations on liquidity and available credit;

•	advances in exploration, development and production technology either onshore or offshore;

•	technical advances affecting energy consumption, including the displacement of hydrocarbons through increasing transportation fuel efficiencies;

•	merger and divestiture activity among oil and gas producers;

•	the availability of, and access to, suitable locations from which our customers can produce hydrocarbons;

•	adverse weather conditions, including hurricanes, typhoons, cyclones, winter storms and rough seas, the frequency and severity of which may be increased due to climate change;

•	the occurrence or threat of epidemic or pandemic diseases, such as COVID-19, or any governmental response to such occurrence or threat;

•	tax laws, regulations and policies;

•

laws, regulations and other initiatives related to environmental matters, including those addressing alternative energy sources, the phase-out of fossil fuel vehicles and the risks of global climate change;

•	the political environment of oil-producing regions, including uncertainty or instability resulting from civil disorder, an outbreak or escalation of armed hostilities or acts of war or terrorism; and

•	the laws, regulations and policies of governments regarding exploration and development of their oil and gas reserves or speculation regarding future laws or regulations.

Adverse developments affecting the industry as a result of one or more of these factors, including a decline in the price of oil and gas from their current levels or the failure of the price of oil and gas to remain consistently at a level that encourages our clients to expand their capital spending, the inability of our customers to access capital on economically advantageous terms, including as a result of the increasing focus on climate change by investors, a global recession, reduced demand for oil and gas products, or a perception that the demand for hydrocarbons will significantly decrease, increased supply due to the development of new onshore drilling and production technologies, and increased regulation of drilling and production, particularly if several developments were to occur in a short period of time, would have a material adverse effect on our business, financial condition and results of operations. However, increases in near-term commodity prices do not necessarily translate into increased offshore drilling activity because customers’ expectations of longer-term future commodity prices and expectations regarding future demand for hydrocarbons typically have a greater impact on demand for our rigs. The level of oil and gas prices has had, and may in the future have, a material adverse effect on demand for our services, and we expect that future declines in prices would have a material adverse effect on our business, results of operations and financial condition.

Public health issues, including epidemics or pandemics such as the COVID-19 pandemic, have resulted in, and may in the future cause, significant adverse consequences for our business, financial position and results of operations.

Public health issues, such as the COVID-19 (including new variants thereof) pandemic, worldwide mitigation efforts necessitated by the COVID-19 pandemic, our own mitigation efforts, and the effect from the actual and potential disruption of operations of our business partners, suppliers and customers, have had, and may in the future have, a material negative impact on our business, financial position and results of operations. In response to COVID-19, governmental authorities around the world took, and may continue to take, various actions to mitigate the spread of COVID-19, such as imposing mandatory closures of non-essential business facilities, attempting to mandate certain employee vaccinations, mandating testing for certain travelers, international and otherwise, seeking voluntary closures of certain businesses, and imposing certain other restrictions on, or advisories with respect to, travel, business operations and public gatherings or interactions. While many of the restrictions and measures initially implemented during 2020 have since been softened or lifted in varying degrees in different locations around the world, and the manufacture and distribution of COVID 19 vaccines during 2021 helped to initiate a recovery from the pandemic, the uncertainty regarding existing and new potential variants of COVID-19 and the success of any vaccines in respect thereof, may in the future cause a reduction in global economic activity or prompt, the re-imposition of certain restrictions and measures. In addition, even if not required by governmental authorities, increases in COVID-19 cases, such as if a new variant emerges, may result in significantly reduced economic activity, particularly in affected areas, which could result in a sharp reduction in the demand for oil and a decline in oil prices as occurred during 2020.

We continue to experience increased costs and inefficiencies as a result of the comprehensive precautionary measures we take to help minimize the risk of COVID-19 to our business, employees, customers, suppliers and the communities in which we operate, including testing employees for COVID-19 prior to transport to a rig and quarantining any operational employee on a rig who has shown signs of COVID-19 (regardless of whether such employee has been confirmed to be infected). A variety of other precautionary measures which enable us to continue operating have nonetheless had a material negative impact on our business, financial condition and results of operations. One such measure, which has resulted in an increase in the cost of operations, has been when a situation required individuals to isolate in a designated facility and subsequently test negative for COVID-19 prior to being permitted to travel to our rigs. We also have experienced increased costs in maintaining a pool of employees that are available to substitute for employees who are not able to travel to a rig.

Many of our non-operational employees continue to work remotely a substantial majority of their time, which has created certain logistical challenges, inefficiencies and operational risks such as an increased risk of security breaches or other cyber-incidents or attacks, loss of data, fraud and other disruptions. While we are actively assessing and planning for various operational contingencies, we cannot guarantee that any actions taken by us, including the precautionary measures noted above, will be effective in preventing an interruption of operations on one or more of our rigs from an outbreak of COVID-19 or vacancies of essential positions due to COVID-19 infections. To the extent there is such an outbreak or vacancies, we have previously, and may in the future have to, temporarily shut down operations of one or more of our rigs, which could have a material negative impact on our business, financial condition and results of operations.

Governmental authorities around the world have implemented at various times during the COVID-19 pandemic, and continue to develop, policies with the goal of re-opening sectors of the economy. Certain jurisdictions have completed, or nearly completed, their respective re-opening processes. However, others temporarily returned, or may in the future return, to a restricted environment because of recent increases, and expected increases, in COVID-19 cases.

As a result of complying with travel restrictions and mandatory quarantine measures imposed by governmental authorities and responding to surges in COVID-19 cases, we have experienced, and may continue to experience, increased difficulties, delays and expenses in moving our personnel to and from our operating locations. We have been unable, and may in the future be unable, to pass these increased expenses to our customers. Additionally, disruptions to the ability of our suppliers, manufacturers and service providers to supply labor, parts, equipment or services in the jurisdictions in which we operate, whether as a result of government actions, labor shortages, travel restrictions, the inability to source labor, parts or equipment from affected locations or other effects related to the COVID-19 pandemic, have increased our operating costs and the risk of rig downtime and negatively impacted our ability to meet commitments to customers and may continue to do so in the future.

COVID-19 has had a material negative impact on the financial condition of many of our customers and resulted in, and may in the future result in, reductions to their drilling and production expenditures and delays or cancellations of projects, thereby decreasing demand for our services. We have experienced: customers seeking price reductions for our services, payment deferrals and termination of our contracts; customers seeking to not perform under our contracts pursuant to a force majeure claim; and customers that are unable or unwilling to timely pay outstanding receivables owed to us, all of which present liquidity challenges for us. In addition, we have experienced, and may in the future experience, pressure to reduce dayrates on existing contracts and idle or suspend existing operations. Any early termination payment made in connection with an early contract termination may not fully compensate us for the loss of the contract or may result in a negative impact to our projected future earnings due to the required accounting treatment of such a termination payment. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The factors described above, including the ultimate duration and scope of the COVID-19 pandemic (including any potential future outbreaks of new variants and the success of vaccination programs), the impact on customers, suppliers, manufacturers and service providers, the timing to return to normal economic conditions, the impact on our operations, the demand for our services, and any permanent behavioral changes that the pandemic may cause, have had, and may continue to have, a material negative impact on our business, results of operations and financial condition. We cannot predict when this negative impact will end, or whether it may worsen.

The offshore contract drilling industry is a highly competitive and cyclical business with intense price competition. We have competitors who are larger and have more financial resources than us. If we are unable to compete successfully, our profitability may be materially reduced.

The offshore contract drilling industry is a highly competitive and cyclical business characterized by high capital and operating costs and evolving capability of newer rigs. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition, rig availability, location and suitability and technical specifications are the primary factors in determining which rig is qualified for a job, and additional factors are considered when determining which contractor is awarded a job. Such additional factors include experience of the workforce, operating efficiency, safety performance record, condition of equipment, operating integrity, reputation, industry standing and client relations. Our future success and profitability will partly depend upon our ability to keep pace with our customers’ demands with respect to these factors. In the past several years, the pace of consolidation in our industry has increased, leading to the creation of a number of larger and financially stronger competitors. If we are unable, or our customers believe that we are unable, to compete with the scale and financial strength of these larger competitors, it could harm our ability to maintain existing drilling contracts and secure new ones. Moreover, certain of our competitors have engaged, or may in the future engage, in bankruptcy proceedings, debt refinancing transactions, management changes or other strategic initiatives in an attempt to reduce operating costs to maintain their competitive position in the market, which could result in stronger or healthier balance sheets and, in turn, an improved ability to compete with us. Further, if current competitors or new market entrants implement new or differentiated technical capabilities, services or standards, which may be more attractive to our customers or price their product offerings more competitively, it could have a material adverse effect on our business, financial condition and results of operations.

Our industry is also cyclical. The offshore contract drilling industry has recently been, and currently is, in a period characterized by excess rig supply. Periods of low demand or excess rig supply intensify the competition in the industry and have resulted in, and may continue to result in, many of our rigs earning substantially lower dayrates or being idle for long periods of time. Although the industry is experiencing a rationalization and correction of the global offshore rig supply, we cannot provide you with any assurances as to when such period of excess rig supply will end, and when there will be higher demand for contract drilling services or a more meaningful reduction in the number of drilling rigs.

An over-supply of offshore rigs has depressed, and may in the future depress, dayrates and demand for our rigs, which may adversely impact our revenues and profitability.

Prior to the downturn that began in 2014, we experienced an extended period of high utilization and high dayrates, and industry participants materially increased the supply of drilling rigs by building new drilling rigs, including some that have not yet entered service. This increase in supply, combined with the decrease in demand for drilling rigs resulting from, among other factors, a substantial decline in the price of oil beginning in 2014, resulted in an oversupply of drilling rigs, which contributed to the recent decline in utilization and dayrates.

Although the industry is experiencing a rationalization and correction of the global offshore rig supply, which has resulted in an increase in dayrates, we continue to experience competition from newbuild rigs that have either already entered the market or are available to enter the market. The entry of these rigs into the market has resulted, and may in the future result, in lower dayrates for both newbuilds and existing rigs rolling off their current contracts. Lower utilization and dayrates have adversely affected our revenues and profitability and may continue to do so. In addition, our competitors may relocate rigs to geographic markets in which we operate, which could exacerbate any excess rig supply, or depress the current rationalization and correction of offshore rig supply, and result in lower dayrates and utilization in those regions. To the extent that the drilling rigs currently under construction or on order do not have contracts upon their completion, there may be increased price competition as such vessels become operational, which could lead to a reduction in dayrates and in utilization. Rig operators may take lower dayrates and shorter contract durations on older rigs to keep their rigs operational and avoid scrapping or retiring them. As a result, our business, financial condition and results of operations would be materially adversely affected.

We have not been, and may continue not to be, able to renew or replace certain expiring contracts, and our customers have sought, and may continue to seek, to terminate, renegotiate or repudiate our drilling contracts and have had, and may continue to have, financial difficulties that prevent them from meeting their obligations under our drilling contracts.

Beginning with the market downturn that began in 2014, the new customer contracts we have entered into have generally had less favorable terms, including dayrates, than contracts entered into prior to the downturn. In addition, for some of our older rigs we were unable to find any replacement contracts. Our ability to renew contracts that expire or obtain new contracts and the terms of any such contracts will depend on market conditions and our customers’ expectations and assumptions of future oil prices and other factors.

We have also experienced: customers seeking price reductions for our services, payment deferrals and termination of our contracts; customers seeking to not perform under our contracts pursuant to a force majeure claim; and customers that are unable or unwilling to timely pay outstanding receivables owed to us, all of which present liquidity challenges for us. Our customers may generally terminate our drilling contracts if a drilling rig is destroyed or lost or if we have to suspend drilling operations for a specified period of time as a result of a breakdown of equipment or, in some cases, due to other events beyond the control of either party. In the case of nonperformance and under certain other conditions, our drilling contracts generally allow our customers to terminate without any payment to us. The terms of some of our drilling contracts permit the customer to terminate the contract after a specified notice period by tendering contractually specified termination amounts or, in some cases, without any payment. These termination payments, if any, may not fully compensate us for the loss of a contract. The early termination of a contract may result in a rig being idle for an extended period of time and a reduction in our contract backlog and associated revenue, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, if any of our long-term contracts were to be terminated early, such termination could affect our future earnings flow and could have material adverse effect on our future financial condition and results of operations, even if we were to receive the contractually specified termination amount.

During periods of depressed market conditions, we are subject to an increased risk of our customers seeking to renegotiate or repudiate their contracts. The ability of our customers to perform their obligations under drilling contracts with us may also be adversely affected by the financial condition of the customer, restricted credit markets, economic downturns and industry downturns. We may elect to renegotiate the rates we receive under our drilling contracts downward if we determine that to be a reasonable business solution. If our customers cancel or are unable to perform their obligations under their drilling contracts, including their payment obligations, and we are unable to secure new contracts on a timely basis on substantially similar terms or if we elect to renegotiate our drilling contracts and accept terms that are less favorable to us, it could have a material adverse effect on our business, financial condition and results of operations.

Our current backlog of contract drilling revenue may not be ultimately realized.

Generally, contract backlog only includes future revenues under signed drilling contracts; however, from time to time, we may report anticipated commitments under letters of intent or awards for which definitive agreements have not yet been, but are expected to be, signed. We may not be able to perform under these contracts as a result of operational or other breaches or due to events beyond our control, and we may not be able to ultimately execute a definitive agreement in cases where one does not currently exist. Moreover, we can provide no assurance that our customers will be able to or willing to fulfill their contractual commitments to us or that they will not seek to renegotiate or repudiate their contracts, especially during an industry downturn. The terms of some of our drilling contracts permit the customer to terminate the contract after specified notice periods by tendering contractually specified termination amounts or, in certain cases, without any payment. In estimating backlog, we make certain assumptions about applicable dayrates for our longer-term contracts with dayrate adjustment mechanisms (like certain of our contracts with Royal Dutch Shell plc (“Shell”) and Exxon Mobil Corporation (“ExxonMobil”)). We cannot assure you that actual results will mirror these assumptions. Our inability to perform under our contractual obligations or to execute definitive agreements, our customers’ inability or unwillingness to fulfill their contractual commitments to us, including as a result of contract repudiations or our decision to accept less favorable terms on our drilling contracts, or the failure of actual results to reflect the assumptions we use to estimate backlog for certain contracts, may have a material adverse effect on our business, financial condition and results of operations.

We are substantially dependent on several of our customers, including ExxonMobil, Shell and Equinor ASA, and the loss of any of these customers would have a material adverse effect on our financial condition and results of operations.

Any concentration of customers increases the risks associated with any possible termination or nonperformance of drilling contracts, failure to renew contracts or award new contracts or reduction of their drilling programs. As of December 31, 2021, ExxonMobil, Shell and Equinor ASA (“Equinor”) represented approximately 60.2 percent, 18.1 percent and 5.1 percent of our contract backlog, respectively. ExxonMobil and Shell accounted for approximately 39.1 percent and 13.3 percent, respectively, of our consolidated operating revenues for the period from February 6 through December 31, 2021. Shell, ExxonMobil and Saudi Arabian Oil Company (“Saudi Aramco”) accounted for approximately 30.0 percent, 29.8 percent and 13.9 percent, respectively, of our consolidated operating revenues for the period from January 1 through February 5, 2021. This concentration of customers increases the risks associated with any possible termination or nonperformance of contracts, in addition to our exposure to credit risk. If any of these customers were to terminate or fail to perform their obligations under their contracts and we were not able to find other customers for the affected drilling units promptly, our financial condition and results of operations could be materially adversely affected.

Our business involves numerous operating hazards.

Our operations are subject to many hazards inherent in the drilling business, including:

•	well blowouts;

•	fires;

•	collisions or groundings of offshore equipment and helicopter accidents;

•	punch-throughs;

•	mechanical or technological failures;

•	failure of our employees or third-party contractors to comply with our internal environmental, health and safety guidelines;

•	pipe or cement failures and casing collapses, which could release oil, gas or drilling fluids;

•	adverse weather conditions, including hurricanes, typhoons, tsunamis, cyclones, winter storms and rough seas, the frequency and severity of which may be increased due to climate change;

•	geological formations with abnormal pressures;

•	loop currents or eddies;

•	failure of critical equipment;

•	toxic gas emanating from the well; and

•	spillage handling and disposing of materials.

These hazards could cause personal injury or loss of life, suspend drilling operations, result in regulatory investigation or penalties, seriously damage or destroy property and equipment, result in claims by employees, customers or third parties, cause environmental damage and cause substantial damage to oil and gas producing formations or facilities. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, and failure of subcontractors to perform or supply goods or services or personnel shortages. The occurrence of any of the hazards we face could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks relating to operations in international locations.

We operate in various regions throughout the world that may expose us to political and other uncertainties, including risks of:

•	seizure, nationalization or expropriation of property or equipment;

•	monetary policies, government credit rating downgrades and potential defaults, and foreign currency fluctuations and devaluations;

•	limitations on the ability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	repudiation, nullification, modification or renegotiation of contracts;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	import-export quotas, wage and price controls and imposition of trade barriers;

•	delays in implementing private commercial arrangements as a result of government oversight;

•	compliance with and changes in taxation rules or policies;

•	compliance with and changes in various jurisdictional regulatory or financial requirements, including rig flagging and local ownership requirements;

•	other forms of government regulation and economic conditions that are beyond our control and that create operational uncertainty;

•	governmental corruption;

•	the occurrence or threat of epidemic or pandemic diseases, such as COVID-19, or any government response to such occurrence or threat;

•	piracy; and

•	terrorist acts, war, revolution and civil disturbances.

Further, we operate or have operated in certain less-developed countries with legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings. Examples of challenges of operating in these countries include:

•	procedural requirements for temporary import permits, which may be difficult to obtain; and

•	the effect of certain temporary import permit regimes, where the duration of the permit does not coincide with the general term of the drilling contract.

Our ability to do business in a number of jurisdictions is subject to maintaining required licenses and permits and complying with applicable laws and regulations. For example, all of our drilling units are subject to regulatory requirements of the flag state where the drilling unit is registered. The flag state requirements are international maritime requirements and, in some cases, further interpolated by the flag state itself. In addition, each of our drilling units must be “classed” by a classification society, signifying that such drilling rig has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the flag state. If any drilling unit loses its flag, does not maintain its class or fails any periodical survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable.

Jurisdictions where we operate may attempt to impose requirements that our drilling units operating in such a jurisdiction have some local ownership or be registered under the flag of that jurisdiction, or both. If our debt agreements do not permit us to change the flag of a rig to a certain jurisdiction or register a rig under the flag of that jurisdiction (and consequently comply with local ownership requirements), and if we are otherwise unable to successfully object to registration, we may no longer be able to operate in that country. Any such inability to carry on operations in jurisdictions where we operate or desire to operate, or our failure to comply with any other laws and regulations of the countries where we operate, could have a material adverse effect on our results of operations.

In addition, OPEC and OPEC+ initiatives, as well as other governmental actions, have caused and may continue to cause oil price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil companies, which may continue. In addition, some governments favor or effectively require the awarding of drilling contracts to local contractors, require use of a local agent, require partial local ownership or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete and our results of operations.

In June 2016, the UK held a referendum in which voters approved an exit from the EU (“Brexit”). The UK exited the EU on January 31, 2020, consistent with the terms of the EU-UK Withdrawal Agreement, with a transition period that ended on December 31, 2020. On January 1, 2021, the UK left the EU Single Market and Customs Union as well as all EU policies and international agreements. As a result, the free movement of persons, goods, services and capital between the UK and the EU ended, and the EU and the UK formed two separate markets and two distinct regulatory and legal spaces. On December 24, 2020, the European Commission reached a trade agreement with the UK on the terms of its future cooperation with the EU. The trade agreement, which was signed on December 30, 2020, applied provisionally from January 1, 2021 to April 30, 2021 and formally entered into force on May 1, 2021, offers UK and EU companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas (subject to rules of origin requirements). Uncertainty exists regarding the ultimate impact of this trade agreement, as well as the extent of possible financial, trade, regulatory and legal implications of Brexit. Brexit also contributes to global political and economic uncertainty, which may cause, among other consequences, volatility in exchange rates and interest rates, and changes in regulations. The Company provides contract drilling services to the international oil and gas industry and our fleet operates globally across multiple locations. Based on our global operating model and the versatility and marketability of our fleet, to date we have not seen the impact of Brexit to be significant to the Company.

Operating and maintenance costs of our rigs may be significant and may not correspond to revenue earned.

Our operating expenses and maintenance costs depend on a variety of factors including: crew costs, costs of provisions, equipment, insurance, maintenance and repairs, and shipyard costs, many of which are beyond our control. Our total operating costs are generally related to the number of drilling rigs in operation and the cost level in each country or region where such drilling rigs are located. Equipment maintenance costs fluctuate depending upon the type of activity that the drilling rig is performing and the age and condition of the equipment. Operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues. While operating revenues may fluctuate as a function of changes in dayrate, costs for operating a rig may not be proportional to the dayrate received and may vary based on a variety of factors, including the scope and length of required rig preparations and the duration of the contractual period over which such expenditures are amortized. Any investments in our rigs may not result in an increased dayrate for or income from such rigs. A disproportionate amount of operating and maintenance costs in comparison to dayrates could have a material adverse effect on our business, financial condition and results of operations.

Drilling contracts with national oil companies may expose us to greater risks than we normally assume in drilling contracts with non-governmental clients.

Contracts with national oil companies are often non-negotiable and may expose us to greater commercial, political and operational risks than we assume in other contracts, such as exposure to materially greater environmental liability and other claims for damages (including consequential damages) and personal injury related to our operations, or the risk that the contract may be terminated by our client without cause on short-term notice, contractually or by governmental action, under certain conditions that may not provide us an early termination payment, collection risks and political risks. In addition, our ability to resolve disputes or enforce contractual provisions may be negatively impacted with these contracts. We can provide no assurance that the increased risk exposure will not have an adverse impact on our future operations or that we will not increase the number of rigs contracted to national oil companies with commensurate additional contractual risks.

Operational interruptions or maintenance or repair work may cause our customers to suspend or reduce payment of dayrates until operation of the respective drilling rig is resumed, which may lead to loss of revenue or termination or renegotiation of the drilling contract.

If our drilling rigs are idle for reasons that are not related to the ability of the rig to operate, our customers are entitled to pay a waiting, or standby, rate that is lower than the full operational rate. In addition, if our drilling rigs are taken out of service for maintenance and repair for a period of time that exceeds the scheduled maintenance periods set forth in our drilling contracts, we will not be entitled to payment of dayrates until the rig is able to work. Several factors could cause operational interruptions, including:

•	breakdowns of equipment and other unforeseen engineering problems;

•	work stoppages, including labor strikes;

•	shortages of material and skilled labor;

•	delays in repairs by suppliers;

•	surveys by government and maritime authorities;

•	periodic classification surveys;

•	inability to obtain permits;

•	severe weather, strong ocean currents or harsh operating conditions;

•	force majeure events; and

•	the occurrence or threat of epidemic or pandemic diseases, such as COVID-19, or any government response to such occurrence or threat.

Several of these factors have been exacerbated by current global supply chain disruptions. If the interruption of operations exceeds a determined period due to an event of force majeure, our customers have the right to pay a rate that is significantly lower than the waiting rate for a period of time and, thereafter, may terminate the drilling contracts related to the subject rig. Suspension of drilling contract payments, prolonged payment of reduced rates or termination of any drilling contract as a result of an interruption of operations as described herein could materially adversely affect our business, financial condition and results of operations.

We may have difficulty obtaining or maintaining insurance in the future and our insurance coverage and contractual indemnity rights may not protect us against all the risks and hazards we face.

We do not procure insurance coverage for all of the potential risks and hazards we may face. Furthermore, no assurance can be given that we will be able to obtain insurance against all of the risks and hazards we face or that we will be able to obtain or maintain adequate insurance at rates and with deductibles or retention amounts that we consider commercially reasonable. In addition, our insurance carriers may interpret our insurance policies such that they do not cover losses for which we make claims.

Although we maintain insurance in the geographic areas in which we operate, pollution, reservoir damage and environmental risks generally are not fully insurable. Our insurance policies may not adequately cover our losses or may have exclusions of coverage for some losses. We do not have insurance coverage or for all risks, including loss of hire insurance on most of the rigs in our fleet. Uninsured exposures may include expatriate activities prohibited by US laws and regulations, radiation hazards, cyber risks, certain loss or damage to property onboard our rigs and losses relating to shore-based terrorist acts or strikes. In addition, our insurance may not cover losses associated with pandemics such as the COVID-19 pandemic. Furthermore, the damage sustained to offshore oil and gas assets in the United States as a result of hurricanes has negatively impacted certain aspects of the energy insurance market, resulting in more restrictive and expensive coverage for US named windstorm perils due to the price or lack of availability of coverage. Accordingly, we have in the past self-insured the rigs in the US Gulf of Mexico for named windstorm perils. We currently have US windstorm coverage for most of our US fleet subject to certain limits but will continue to monitor the insurance market conditions in the future and may decide not to, or be unable to, purchase named windstorm coverage for some or all of the rigs operating in the US Gulf of Mexico.

Under our drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property, irrespective of the fault or negligence of the party indemnified. Although our drilling contracts generally provide for indemnification from our customers for certain liabilities, including liabilities resulting from pollution or contamination originating below the surface of the water, enforcement of these contractual rights to indemnity may be limited by public policy and other considerations and, in any event, may not adequately cover our losses from such incidents. There can also be no assurance that those parties with contractual obligations to indemnify us will necessarily be in a financial position to do so. During depressed market periods, such as the one in which we recently operated, the contractual indemnity provisions we are able to negotiate in our drilling contracts may require us to assume more risk than we would during normal market periods.

If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our business, financial condition and results of operations.

Our failure to adequately protect our sensitive information technology systems and critical data and our service providers’ failure to protect their systems and data could have a material adverse effect on our business, results of operations and financial condition.

We increasingly depend on information technology systems that we manage, and others that are managed by our third-party service and equipment providers, to conduct our day-to-day operations, including critical systems on our drilling units, and these systems are subject to risks associated with cyber incidents or attacks. It has been reported that unknown entities or groups have mounted cyber-attacks on businesses and other organizations solely to disable or disrupt computer systems, disrupt operations and, in some cases, steal data. In addition, the US government has issued public warnings that indicate that energy assets and companies engaging in significant transactions, such as acquisitions, might be specific targets of cybersecurity threats. Also, in response to the COVID-19 pandemic, many of our non-operational employees continue to work remotely a substantial majority of their time, which has created certain logistical challenges, inefficiencies and operational risks such as an increased risk of security breaches or other cyber-incidents or attacks, loss of data, fraud and other disruptions. Working remotely has significantly increased the use of online conferencing services and remote networking, which enable employees to work outside of our corporate infrastructure and, in some cases, use their own personal devices. This remote work model has resulted in an increased demand for information technology resources and may expose us to additional risks of security breaches or other cyber-incidents or attacks, loss of data, fraud and other disruptions as a consequence of more employees accessing sensitive and critical information from remote locations. Due to the nature of cyber-attacks, breaches to our systems or our service or equipment providers’ systems could go undetected for a prolonged period of time. A breach could also originate from, or compromise, our customers’ and vendors’ or other third-party networks outside of our control. A breach may also result in legal claims or proceedings against us by our shareholders, employees, customers, vendors and governmental authorities, both US and non-US. While the Company has a cybersecurity program, a significant cyber-attack could disrupt our operations and result in downtime, loss of revenue, harm to the Company’s reputation, or the loss, theft, corruption or unauthorized release of critical data of us or those with whom we do business as well as result in higher costs to correct and remedy the effects of such incidents. If our or our service or equipment providers’ systems for protecting against cyber incidents or attacks prove to be insufficient and an incident were to occur, it could have a material adverse effect on our business, financial condition and results of operations, along with our reputation. Even though we carry cyber insurance that may provide insurance coverage under certain circumstances, we might suffer losses as a result of a security breach that exceeds the coverage available under our policy or for which we do not have coverage.

In addition, laws and regulations governing data privacy and the unauthorized disclosure of confidential or protected information, including the European Union General Data Protection Regulation, the Data Protection Law, as revised, of the Cayman Islands, the California Consumer Privacy Act and other recent legislation in various US states and non-US jurisdictions, pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.

Upgrades, refurbishment and repair of rigs are subject to risks, including delays and cost overruns, that could have an adverse impact on our available cash resources and results of operations.

We will continue to make upgrades, refurbishment and repair expenditures to our fleet from time to time, some of which may be unplanned. In addition, we may reactivate rigs that have been cold or warm stacked and make selective acquisitions of rigs. Our customers may also require certain shipyard reliability upgrade projects for our rigs. These projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	work stoppages and labor disputes;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	local customs strikes or related work slowdowns that could delay importation of equipment or materials;

•	weather interferences;

•	difficulties in obtaining necessary permits or approvals or in meeting permit or approval conditions;

•	design and engineering problems;

•	inadequate regulatory support infrastructure in the local jurisdiction;

•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unanticipated actual or purported change orders;

•	client acceptance delays;

•	disputes with shipyards and suppliers;

•	delays in, or inability to obtain, access to funding;

•	shipyard availability, failures and difficulties, including as a result of financial problems of shipyards or their subcontractors; and

•	failure or delay of third-party equipment vendors or service providers.

The failure to complete a rig upgrade, refurbishment or repair on time, or at all, may result in related loss of revenues, penalties, or delay, renegotiation or cancellation of a drilling contract or the recognition of an asset impairment. Additionally, capital expenditures could materially exceed our planned capital expenditures. Moreover, when our rigs are undergoing upgrade, refurbishment and repair, they may not earn a dayrate during the period they are out of service. If we experience substantial delays and cost overruns in our shipyard projects, it could have a material adverse effect on our business, financial condition and results of operations. We currently have no new rigs under construction.

Failure to attract and retain skilled personnel or an increase in personnel costs could adversely affect our operations.

We require skilled personnel to operate and provide technical services and support for our drilling units. In the past, during periods of high demand for drilling services and increasing worldwide industry fleet size, shortages of qualified personnel have occurred. During the last few years of reduced demand, there were layoffs of qualified personnel (including offshore personnel), who often find work with competitors or leave the industry. As a result, if market conditions further improve and we seek to reactivate warm or cold stacked rigs, upgrade our working rigs or purchase additional rigs, we may face shortages of qualified personnel, which would impair our ability to attract qualified personnel for our new or existing drilling units, impair the timeliness and quality of our work and create upward pressure on personnel costs, any of which could adversely affect our operations. In addition, the unexpected loss of members of management, qualified personnel or a significant number of employees due to disease, including COVID-19, disability or death, could have a material adverse effect on us.

Supplier capacity constraints or shortages in parts or equipment, supplier production disruptions, supplier quality and sourcing issues or price increases could increase our operating costs, decrease our revenues and adversely impact our operations.

Our reliance on third-party suppliers, manufacturers and service providers to secure equipment used in our drilling operations exposes us to volatility in the quality, price and availability of such items. Certain specialized parts and equipment we use in our operations may be available only from a single or small number of suppliers. During the last few years of reduced demand, many of these third-party suppliers reduced their inventories of parts and equipment and, in some cases, reduced their production capacity. Moreover, the global supply chain has recently been disrupted by the COVID-19 pandemic, resulting in shortages of, and increased pricing pressures on, among other things, certain raw materials and labor. If the market for our services improves and we seek to reactivate warm or cold stacked rigs, upgrade our working rigs or purchase additional rigs, these reductions and global supply chain constraints could make it more difficult for us to find equipment and parts for our rigs. A disruption or delay in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases, defects or quality-control issues, recalls or other decreased availability or servicing of parts and equipment could adversely affect our ability to reactivate rigs, upgrade working rigs, purchase additional rigs or meet our commitments to customers on a timely basis, adversely impact our operations and revenues by resulting in uncompensated downtime, reduced dayrates, the incurrence of liquidated damages or other penalties or the cancellation or termination of contracts, or increase our operating costs.

We may experience risks associated with future mergers, acquisitions or dispositions of businesses or assets or other strategic transactions.

As part of our business strategy, and as evidenced by the completed Pacific Drilling Merger and the proposed Business Combination with Maersk Drilling, we have pursued and completed, and may continue to pursue, mergers, acquisitions or dispositions of businesses or assets or other strategic transactions that we believe will enable us to strengthen or broaden our business. We may be unable to implement this element of our strategy if we cannot identify suitable companies, businesses or assets, reach agreement on potential strategic transactions on acceptable terms, manage the impacts of such transactions on our business or for other reasons. Moreover, mergers, acquisitions, dispositions and other strategic transactions, such as the Pacific Drilling Merger and the proposed Business Combination with Maersk Drilling, involve various risks, including, among other things, (i) difficulties relating to integrating or disposing of a business and unanticipated changes in customer and other third-party relationships subsequent thereto, (ii) diversion of management’s attention from day-to-day operations, (iii) failure to realize the anticipated benefits of such transactions, such as cost savings and revenue enhancements, (iv) potentially substantial transaction costs associated with such transactions and (v) potential impairment resulting from the overpayment for an acquisition.

Future mergers or acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent a transaction financed by non-equity consideration results in goodwill, it will reduce our tangible net worth, which might have an adverse effect on credit availability.

Acts of terrorism, piracy and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.

Acts of terrorism and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. In addition, acts of terrorism, piracy and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services. Insurance premiums could increase and coverage may be unavailable in the future. Government regulations may effectively preclude us from engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future.

Our drilling contracts do not generally provide indemnification against loss of capital assets or loss of revenues resulting from acts of terrorism, piracy or political or social unrest. We have limited insurance for our assets providing coverage for physical damage losses resulting from risks, such as terrorist acts, piracy, vandalism, sabotage, civil unrest, expropriation and acts of war, and we do not carry insurance for loss of revenues resulting from such risks.

Fluctuations in exchange rates and nonconvertibility of currencies could result in losses to us.

We may experience currency exchange losses when revenues are received or expenses are paid in nonconvertible currencies, when we do not hedge an exposure to a foreign currency, when the result of a hedge is a loss or if any counterparty to our hedge were to experience financial difficulties. We may also incur losses as a result of an inability to collect revenues due to a shortage of convertible currency available to the country of operation, controls over currency exchange or controls over the repatriation of income or capital.

Inflation may adversely affect our operating results.

Inflationary factors such as increases in the labor costs, material costs and overhead costs may adversely affect our operating results. Although we have experienced increases in the cost of labor and materials as noted above, we do not believe that inflation has had a material impact on our financial position or results of operations to date; however, a high rate of inflation, including a continuation of inflation at the current rate, may have an adverse effect on our ability to maintain current levels of gross margin and general and administrative expenses as a percentage of total revenue, if our dayrates do not increase with these increased costs.

We are a holding company, and we are dependent upon cash flow from subsidiaries to meet our obligations.

We currently conduct our operations through our subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our debt service obligations. Unless they are guarantors of our indebtedness, our subsidiaries do not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose.

Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may also limit our ability to obtain the cash that we require from our subsidiaries to pay our debt service obligations. Applicable tax laws may also subject such payments to us by our subsidiaries to further taxation.

The warrants Noble Parent issued pursuant to the Plan are exercisable for Ordinary Shares, and the exercise of such equity instruments would have a dilutive effect to shareholders of Noble Parent.

On the Effective Date and pursuant to the Plan, Noble Parent issued 8,333,081 Tranche 1 Warrants and 8,333,081 Tranche 2 Warrants to the holders of Legacy Notes (as defined in “Note 2—Chapter 11 Emergence” to the Audited Financial Statements included elsewhere in this prospectus) and 2,777,698 Tranche 3 Warrants to the holders of Legacy Noble’s ordinary shares outstanding prior to the Effective Date. The Tranche 1 Warrants are exercisable for one Ordinary Share per warrant at an exercise price of $19.27 per warrant, the Tranche 2 Warrants are exercisable for one Ordinary Share per warrant at an exercise price of $23.13 per warrant and the Tranche 3 Warrants are exercisable for one Ordinary Share per warrant at an exercise price of $124.40 per warrant (in each case as may be adjusted from time to time pursuant to the applicable warrant agreement). The Tranche 1 Warrants and the Tranche 2 Warrants are exercisable until 5:00 p.m., Eastern time, on February 4, 2028 and the Tranche 3 Warrants are exercisable until 5:00 p.m., Eastern time, on February 4, 2026. The Tranche 1 Warrants and the Tranche 2 Warrants have Black-Scholes protections, including in the event of a Fundamental Transaction (as defined in the applicable warrant agreement). The Tranche 1 Warrants and the Tranche 2 Warrants also provide that while the Mandatory Exercise Condition (as defined in the applicable warrant agreement) set forth in the applicable warrant agreement has occurred and is continuing, Noble Parent or the holders of Tranche 1 Warrants or Tranche 2 Warrants representing at least 20% of such tranche (the “Required Mandatory Exercise Warrantholders”) have the right and option (but not the obligation) to cause all or a portion of the warrants to be exercised on a cashless basis. In the case of Noble Parent, under the Mandatory Exercise Condition, all of the Tranche 1 Warrants or the Tranche 2 Warrants (as applicable) would be exercised. In the case of the electing Required Mandatory Exercise Warrantholders, under the Mandatory Exercise Condition, all of their respective Tranche 1 Warrants or Tranche 2 Warrants (as applicable) would be exercised. Mandatory exercises entitle the holder of each warrant subject thereto to (i) the number of Ordinary Shares issuable upon exercise of such warrant on a cashless basis and (ii) an amount payable in cash, Ordinary Shares or a combination thereof (in Noble Parent’s sole discretion) equal to the Black-Scholes Value (as defined in the applicable warrant agreement) with respect to the number of Ordinary Shares withheld upon exercise of such warrant on a cashless basis. As of March 28, 2022, the Mandatory Exercise Condition set forth in the warrant agreements for the Tranche 1 Warrants has been satisfied and the Tranche 2 Warrants was not satisfied. Between January 1, 2022 and March 28, 2022, an aggregate of 1,333,036 Ordinary Shares were issued pursuant to Tranche 1 Warrants and Tranche 2 Warrants pursuant to all exercises during such period. These exercises, and continued exercises of these warrants into Ordinary Shares pursuant to the terms of the outstanding warrants, will have a dilutive effect to the holdings of Noble Parent’s existing shareholders.

Future sales or the availability for sale of substantial amounts of the Ordinary Shares, or the perception that these sales may occur, could adversely affect the trading price of the Ordinary Shares and could impair the ability of Noble Parent to raise capital through future sales of equity securities.

Pursuant to the Memorandum of Association of Noble Parent, the share capital of Noble Parent is $6,000 divided into 500,000,000 ordinary shares of a par value of $0.00001 each and 100,000,000 shares of a par value of $0.00001, each of such class or classes having the rights as the Board may determine from time to time. On March 28, 2022, there were 63,092,165 Ordinary Shares outstanding and 5,263,182 Penny Warrants issued and outstanding. In addition, as of March 28, 2022, 6,272,963 Tranche 1 Warrants, 8,317,842 Tranche 2 Warrants and 2,777,980 Tranche 3 Warrants were outstanding and exercisable. Noble Parent also has 7,131,501 Ordinary Shares authorized and reserved for issuance pursuant to equity awards under the Noble Corporation 2021 Long-Term Incentive Plan.

A large percentage of the Ordinary Shares (or warrants exercisable for Ordinary Shares) are held by a relatively small number of investors. Noble Parent entered into (i) the Equity Registration Rights Agreement (as defined herein) with certain parties who received Ordinary Shares under the Plan associated with the Chapter 11 reorganization and (ii) the Pacific Drilling Merger RRA (as defined herein) with the Pacific Drilling Merger RRA Holders (as defined herein), in each case pursuant to which it has agreed to file a registration statement with the SEC to facilitate potential future sales of such Ordinary Shares by them.

Sales of a substantial number of the Ordinary Shares in the public markets, exercise of a substantial number of warrants or even the perception that these sales or exercises might occur (such as upon the filing of the aforementioned registration statements), could impair the ability of Noble Parent to raise capital for our operations through a future sale of, or pay for acquisitions using, equity securities.

Noble Parent may issue Ordinary Shares or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of Ordinary Shares, or the number or aggregate principal amount, as the case may be, of other securities that Noble Parent may issue may in turn be substantial. Noble Parent may also grant registration rights covering those Ordinary Shares or other securities in connection with any such acquisitions and investments.

Noble Parent cannot predict the effect that future sales of Ordinary Shares will have on the price at which the Ordinary Shares trades or the size of future issuances of Ordinary Shares or the effect, if any, that future issuances will have on the market price of the Ordinary Shares. Sales of substantial amounts of the Ordinary Shares, or the perception that such sales could occur, may adversely affect the trading price of the Ordinary Shares.

Certain shareholders own a significant portion of our outstanding equity securities, and their interests may not always coincide with the interests of other holders of the Ordinary Shares or holders of the Notes.

As noted above, a large percentage of the Ordinary Shares are held by a relatively small number of investors. As a result, these investors could have significant influence over all matters presented to Noble Parent’s shareholders for approval, including election and removal of our directors, change in control transactions and the outcome of all actions requiring a majority shareholder approval. This influence would likely directly impact decisions made by Noble Parent as our sole shareholder.

The interests of these investors in Noble Parent may not always coincide with the interests of the other holders of the Ordinary Shares or holders of the Notes, and the concentration of control in these investors may limit the ability of the other holders of the Ordinary Shares or holders of the Notes to influence corporate matters. The concentration of ownership and voting power of these investors may also delay, defer or even prevent an acquisition by a third party or other change of control of Noble Parent and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of Noble Parent’s other shareholders or holders of the Notes. In addition, the concentration of voting power may adversely affect the trading price of the Ordinary Shares, which could adversely affect the ability of Noble Parent to provide us with capital for our operations, if needed.

The potential for US Gulf of Mexico hurricane related windstorm damage, liabilities, or claims could result in uninsured losses, impacts to customer contracts and/or may cause us to alter our operating procedures during hurricane season, which could adversely affect our business.

Certain areas of the world such as the US Gulf of Mexico experience hurricanes and other extreme weather conditions on a relatively frequent basis. Some of our drilling rigs in the US Gulf of Mexico are located in areas that could cause them to be susceptible to damage and/or total loss by these storms. Damage caused by high winds, turbulent seas and other severe weather conditions could result in rig loss or damage (some of which may be uninsured), termination of drilling contracts for lost or severely damaged rigs or curtailment of operations on damaged drilling rigs with reduced or suspended dayrates for significant periods of time until the damage can be repaired, which could adversely affect our business. Moreover, our operating procedures may be altered during hurricane season in preparation for such severe weather conditions.

Our drilling operations in the US Gulf of Mexico have been impacted by hurricanes. On August 29, 2021, the Noble Globetrotter II encountered severe weather conditions related to Hurricane Ida in the US Gulf of Mexico. In preparation for the approaching storm, the rig successfully secured the well it was drilling and detached the Lower Marine Riser Package (“LMRP”) from the blowout preventer without incident. The LMRP is a series of controls that sits above the blowout preventer. During transit to avoid the storm, a small number of riser joints and the LMRP separated from the rig. Although the riser and LMRP were successfully recovered and Noble Globetrotter II was cleared by regulators and has returned to service, and we have insurance coverage for property damage with a $10.0 million deductible, our insurance policies may not adequately cover our losses and related claims, which could adversely affect our business. Additionally, we have given force majeure notice to the customer of the Noble Globetrotter II in accordance with the governing drilling services contract, although there can be no assurance the customer will agree with our position.

Failure to effectively and timely respond to the impact of energy rebalancing could adversely affect our business, results of operations and cash flows.

Our long-term success depends on our ability to effectively respond to the impact of energy rebalancing, which could require adapting our fleet and business to potentially changing government requirements and customer preferences, as well as engaging with our customers to develop solutions to decarbonize oil and gas operations. If the energy rebalancing landscape changes faster than anticipated or in a manner that we do not anticipate, demand for our services could be adversely affected. Furthermore, if we fail to, or are perceived not to, effectively implement an energy rebalancing strategy, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted.

Risks Related to the Pacific Drilling Merger

The integration of Pacific Drilling into the combined company may not be as successful as anticipated, and the combined company may not achieve the intended benefits or do so within the intended timeframe.

The Pacific Drilling Merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks, including potential liabilities associated with the acquired business. Difficulties in integrating Pacific Drilling into the combined company may result in the combined company performing differently than expected, in operational challenges or in the delay or failure to realize anticipated expense-related efficiencies, and could have an adverse effect on the financial condition, results of operations or cash flows of Noble. Potential difficulties that may be encountered in the integration process include, among other factors:

•

the inability to successfully integrate the businesses of Pacific Drilling into the combined company, operationally and culturally, in a manner that permits the combined company to achieve the full revenue and cost savings anticipated from the Pacific Drilling Merger;

•	complexities associated with managing a larger, more complex, integrated business;

•	difficulties in conforming accounting policies and standards to the combined entity;

•	not realizing anticipated synergies;

•	the inability to retain key employees and otherwise integrate personnel from the two companies and the loss of key employees;

•	potential unknown liabilities and unforeseen expenses associated with the Pacific Drilling Merger;

•	difficulty or inability to comply with the covenants of the debt of the combined company;

•	integrating relationships with customers, vendors and business partners;

•

performance shortfalls, including operating, safety, or environmental performance at one or both of the companies as a result of the diversion of management’s attention caused by completing the Pacific Drilling Merger and integrating Pacific Drilling’s operations into the combined company; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Additionally, the success of the Pacific Drilling Merger will depend, in part, on the combined company’s ability to realize the anticipated benefits and cost savings from combining Noble’s and Pacific Drilling’s businesses. The anticipated benefits and cost savings of the Pacific Drilling Merger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Noble does not currently foresee. Some of the assumptions that Noble has made, such as the achievement of certain synergies, may not be realized.

As noted above, certain shareholders own a substantial percentage of the Ordinary Shares of Noble Parent. Certain of such shareholders may also have received additional Ordinary Shares in the Pacific Drilling Merger. As a result, the risks relating to concentrated ownership of the Ordinary Shares, described above in “—Risks Related to Our Business and Operations—Future sales or the availability for sale of substantial amounts of the Ordinary Shares, or the perception that these sales may occur, could adversely affect the trading price of the Ordinary Shares and could impair the ability of Noble Parent to raise capital through future sales of equity securities,” would be increased.

Financial and Tax Risks Related to Noble

We may record impairment charges on property and equipment, including rigs and related capital spares.

We evaluate the impairment of property and equipment, which include rigs and related capital spares, whenever events or changes in circumstances (including a decision to cold stack, retire or sell rigs) indicate that the carrying amount of an asset may not be recoverable. An impairment loss on our property and equipment may exist when the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the asset’s carrying value over the estimated fair value. As part of this analysis, we make assumptions and estimates regarding future market conditions. To the extent actual results do not meet our estimated assumptions, for a given rig or piece of equipment, we may take an impairment loss in the future. In addition, we may also take an impairment loss on capital spares and other capital equipment when we deem the value of those items has declined due to factors like obsolescence, deterioration or damage. Based upon our impairment analyses for the years ended December 31, 2021 and 2020, we recorded impairment charges of zero and $3.9 billion, respectively, on various rigs and certain capital spares during those periods. There can be no assurance that we will not have to take additional impairment charges in the future if depressed market conditions return, or that we will be able to return cold stacked rigs to service in the time frame and at the reactivation costs or at the dayrates that we projected. It is reasonably possible that the estimate of undiscounted cash flows may change in the near term, resulting in the need to write down the affected assets to their corresponding estimated fair values.

The Revolving Credit Agreement contains various restrictive covenants limiting the discretion of our management in operating our business.

The Revolving Credit Agreement contains various restrictive covenants that may limit our management’s discretion in certain respects. In particular, the Revolving Credit Agreement limits Finco’s ability and the ability of its restricted subsidiaries to, among other things and subject to certain limitations and exceptions, (i) incur, assume or guarantee additional indebtedness; (ii) pay dividends or distributions on capital stock or redeem or repurchase capital stock; (iii) make investments; (iv) repay, redeem or amend certain indebtedness; (v) sell stock of its subsidiaries; (vi) transfer or sell assets; (vii) create, incur or assume liens; (viii) enter into transactions with certain affiliates; (ix) merge or consolidate with or into any other person or undergo certain other fundamental changes; and (x) enter into certain burdensome agreements. In addition, the Revolving Credit Agreement obligates Finco and its restricted subsidiaries to comply with certain financial maintenance covenants and, under certain conditions, to make mandatory prepayments and reduce the amount of credit available under the Revolving Credit Facility, all as described in “Management’s Discussion and Analysis of Financial Condition

and Results of Operations—Liquidity and Capital Resources—Post-emergence Debt—Senior Secured Revolving Credit Facility.” Such mandatory prepayments and commitment reductions may affect cash available for use in the Company’s business. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in all obligations under the Revolving Credit Facility to be declared due and payable immediately and all commitments thereunder to be terminated.

The phase-out and replacement of LIBOR with an alternative reference rate may adversely affect financial markets and the interest rate we pay on our floating rate debt.

The loans outstanding under the Revolving Credit Facility bear interest at a rate per annum equal to the applicable margin plus, at Finco’s option, either: (i) the reserve-adjusted London Interbank Offered Rate (“LIBOR”) or (ii) a base rate. On March 5, 2021, the Financial Conduct Authority in the UK issued an announcement on the future cessation or loss of representativeness for LIBOR benchmark settings currently published by ICE Benchmark Administration. The announcement confirmed that LIBOR will either cease to be provided by any administrator or will no longer be representative after December 31, 2021 for all non-USD LIBOR reference rates, and for certain short-term USD LIBOR reference rates, and after June 30, 2023 for other reference rates. While the Revolving Credit Facility contains hardwired “fallback” provisions providing for an alternative reference rate upon the occurrence of certain events related to the phase-out of LIBOR, the alternative reference rate plus any associated spread adjustment may result in interest rates higher than LIBOR. As a result, our interest expense could increase on our floating rate debt. In addition, the overall financial markets may be disrupted as a result of the phase-out or replacement of LIBOR. Uncertainty as to the nature of such potential phase-out and alternative reference rates or disruption in the financial market could have an adverse effect on our financial condition, results of operations and cash flows.

A loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could result in a higher tax rate on our worldwide earnings, which could result in a material adverse effect on our financial condition and results of operations.

Income tax returns that we file will be subject to review and examination. We recognize the benefit of income tax positions we believe are more likely than not to be sustained upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries, if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and result in a material adverse effect on our financial condition.

Our consolidated effective income tax rate may vary substantially from one reporting period to another.

We cannot provide any assurances as to what our consolidated effective income tax rate will be because of, among other matters, uncertainty regarding the nature and extent of our business activities in any particular jurisdiction in the future and the tax laws of such jurisdictions, as well as potential changes in the UK, US, Switzerland, Luxembourg and other tax laws, regulations or treaties or the interpretation or enforcement thereof, changes in the administrative practices and precedents of tax authorities or any reclassification or other matter (such as changes in applicable accounting rules) that increases the amounts we have provided for income taxes or deferred tax assets and liabilities in our consolidated financial statements. For example, certain countries within which we operate or own substantial assets have enacted changes to their tax laws in response to the Organization for Economic Cooperation and Development’s (“OECD”) ongoing Base Erosion and Profit Shifting initiatives and these and other countries may enact changes to their tax laws or practices in the future (prospectively or retroactively), which may have a material adverse effect on our financial position, operating results and/or cash flows.

In addition, as a result of frequent changes in the taxing jurisdictions in which our drilling rigs are operated and/or owned, changes in the overall level of our income and changes in tax laws, our consolidated effective income tax rate may vary substantially from one reporting period to another. Income tax rates imposed in the tax jurisdictions in which our subsidiaries conduct operations vary, as does the tax base to which the rates are applied. In some cases, tax rates may be applicable to gross revenues, statutory or negotiated deemed profits or other bases utilized under local tax laws, rather than to net income. Our drilling rigs frequently move from one taxing jurisdiction to another to perform contract drilling services. In some instances, the movement of drilling rigs among taxing jurisdictions will involve the transfer of ownership of the drilling rigs among our subsidiaries. If we are unable to mitigate the negative consequences of any change in law, audit, business activity or other matter, this could cause our consolidated effective income tax rate to increase and cause a material adverse effect on our financial position, operating results and/or cash flows.

Pension expenses associated with our retirement benefit plans may fluctuate significantly depending upon changes in actuarial assumptions, future investment performance of plan assets and legislative or other regulatory actions.

A portion of our current and retired employee population is covered by pension and other post-retirement benefit plans, the costs of which are dependent upon various assumptions, including estimates of rates of return on benefit plan assets, discount rates for future payment obligations, mortality assumptions, rates of future cost growth and trends for future costs. In addition, funding requirements for benefit obligations of our pension and other post-retirement benefit plans are subject to legislative and other government regulatory actions. Future changes in estimates and assumptions associated with our pension and other post-retirement benefit plans could have a material adverse effect on our financial condition, results of operations, cash flows and/or financial disclosures.

Regulatory and Legal Risks Related to Noble

Governmental laws and regulations may add to our costs, result in delays, or limit our drilling activity.

Our business is affected by public policy and laws and regulations relating to the energy industry in the geographic areas where we operate.

The drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and accordingly, we are directly affected by the adoption of laws and regulations that for economic, environmental or other policy reasons curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. Governments in some foreign countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries.

There is increasing attention in the United States and worldwide concerning the issue of climate change and the effect of greenhouse gases (“GHGs”) and other sustainability and energy rebalancing matters, such as the phase-out of fossil fuel powered vehicles. This increased attention may result in new environmental laws or regulations that may unfavorably impact us, our suppliers and our customers. However, it is not possible at this time to predict the timing and effect of climate change, the adoption of additional GHG legislation, regulations or other measures at the federal, state or local levels. For more information on climate change, see “Business—Governmental Regulations and Environmental Matters—Climate Change.”

The modification of existing laws or regulations or the adoption of new laws or regulations that result in the curtailment of exploratory or developmental drilling for oil and gas could materially and adversely affect our operations by limiting drilling opportunities increasing our cost of doing business, discouraging our customers from drilling for hydrocarbons, disrupting revenue through permitting or similar delays, or subjecting us to liability. For example, on January 20, 2021, the Acting Secretary for the Department of the Interior signed an order effectively suspending new fossil fuel leasing and permitting on federal lands, including in the US Gulf of

Mexico, for 60 days. Then on January 27, 2021, President Biden issued an executive order indefinitely suspending new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices. Several states filed lawsuits challenging the suspension and on June 15, 2021, a judge in the US District Court for the Western District of Louisiana issued a nationwide temporary injunction blocking the suspension. The Department of the Interior appealed the US District Court’s ruling, but resumed oil and gas leasing pending resolution of the appeal. In November 2021, the Department of the Interior completed its review and issued a report on the federal oil and gas leasing program. The Department of the Interior’s report recommends several changes to federal leasing practices, including changes to royalty payments, bidding, and bonding requirements. In addition, on November 19, 2021, the US House of Representatives passed the Build Back Better Act. Among other things, the Build Back Better Act would prohibit the Secretary of the Interior from issuing a lease or any other authorization for the exploration, development, or production of oil or natural gas in several areas of the Outer Continental Shelf, including the Eastern Gulf of Mexico. However, the Build Back Better Act has yet to be approved by the US Senate. At this time, it is uncertain whether, and in what form, the Build Back Better Act may become law.

If the Department of the Interior succeeds on its appeal of the US District Court’s decision and reinstitutes a leasing suspension, the suspension could reduce demand for our services. Further, to the extent that the Department of the Interior’s report, Senate approval of the Build Back Better Act or other initiatives to reform federal leasing practices result in the development of additional restrictions on offshore drilling, limitations on the availability of offshore leases, or restrictions on the ability to obtain required permits, it could have a material adverse impact on our operations by reducing drilling opportunities and the demand for our services.

Increasing attention to environmental, social and governance matters and climate change may impact our business and financial results.

In recent years, increasing attention has been given to corporate activities related to environmental, social and governance (“ESG”) matters in public discourse and the investment community. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to ESG matters, including through the investment and voting practices of investment advisers, public pension funds, universities and other members of the investing community. These activities include increasing attention and demands for action related to climate change and energy rebalancing matters, such as promoting the use of substitutes to fossil fuel products and encouraging the divestment of fossil fuel equities, as well as pressuring lenders and other financial services companies to limit or curtail activities with fossil fuel companies. If this were to continue, it could have a material adverse effect on Noble Parent’s ability to access equity capital markets. Members of the investment community have begun to screen companies such as ours for sustainability performance, including practices related to GHGs and climate change. If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our GHG emissions and/or GHG intensity for new and existing projects, we could experience additional costs or financial penalties, delayed or cancelled projects, and/or reduced production and reduced demand for hydrocarbons, which could have a material adverse effect on our earnings, cash flows and financial condition.

In addition, our business could be impacted by governmental initiatives to address greenhouse gases and climate change and incentives to conserve energy or use alternative energy sources. For example, the Build Back Better Act, passed by the US House of Representatives and supported by President Biden, includes incentives to increase wind and solar electric generation and encourage consumers to use these alternative energy sources. At this time, it is uncertain whether, and in what form, the Build Back Better Act may become law. However, the Build Back Better Act or similar state or federal initiatives to incentivize a shift away from fossil fuels could reduce demand for hydrocarbons, thereby reducing demand for our services and causing a material adverse effect on our earnings, cash flows and financial condition.

Any violation of anti-bribery or anti-corruption laws, including the Foreign Corrupt Practices Act, the United Kingdom Bribery Act, or similar laws and regulations could result in significant expenses, divert management attention, and otherwise have a negative impact on us.

We operate in countries known to have a reputation for corruption. We are subject to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 (the “FCPA”), the United Kingdom Bribery Act 2010 (the “UK Bribery Act”), the United Kingdom Modern Slavery Act 2015 (the “UK Modern Slavery Act”) and similar laws in other countries. Any violation of the FCPA, UK Bribery Act, UK Slavery Act or other applicable anti-corruption laws could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might adversely affect our business, financial condition and results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Changes in, compliance with, or our failure to comply with the certain laws and regulations may negatively impact our operations and could have a material adverse effect on our results of operations.

Our operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:

•	the environment and the health and safety of personnel;

•	the importing, exporting, equipping and operation of drilling rigs;

•	currency exchange controls;

•	oil and gas exploration and development;

•	taxation of offshore earnings and earnings of expatriate personnel; and

•	use and compensation of local employees and suppliers by foreign contractors.

Public and governmental scrutiny of the energy industry has resulted in increased regulations being proposed and often implemented. In addition, existing regulations might be revised or reinterpreted, new laws, regulations and permitting requirements might be adopted or become applicable to us, our rigs, our customers, our vendors or our service providers, and future changes in laws and regulations could significantly increase our costs and could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be required to post additional surety bonds to secure performance, tax, customs and other obligations relating to our rigs in jurisdictions where bonding requirements are already in effect and in other jurisdictions where we may operate in the future. These requirements would increase the cost of operating in these countries, which could materially adversely affect our business, financial condition and results of operations.

From time to time, new rules, regulations and requirements regarding oil and gas development have been proposed and implemented by the Bureau of Ocean Energy Management (“BOEM”), the Bureau of Safety and Environmental Enforcement (“BSEE”) or the United States Congress, as well as other jurisdictions outside the United States, that could materially limit or prohibit, and increase the cost of, offshore drilling. For example, in July 2016, BOEM and BSEE finalized a rule revising and adding requirements for drilling on the US Arctic Outer Continental Shelf. Similarly, in April 2016, BSEE announced a final blowout preventer systems and well control rule. BSEE also finalized a rule in September 2016 concerning production safety systems for oil and natural gas operations on the Outer Continental Shelf. BSEE issued final rules amending both the September 2016 production safety systems rule and the April 2016 blowout preventer systems and well control rule in September 2018 and May 2019, respectively. In addition, BOEM released a Notice to Lessees and Operators in the Outer Continental Shelf (“NTL”) in September 2016 that updated offshore bonding requirements. The NTL was only partially implemented before being rescinded and replaced by a proposed rule addressing offshore bonding published in October 2020. However, on January 20, 2021, President Biden issued executive orders freezing the issuance of new rules pending further review and directing all executive departments and agencies to review and consider suspending, revising, or rescinding all regulations issued between January 20, 2017 and January 20, 2021 determined to be inconsistent with President Biden’s environmental and climate goals. To the extent these recent proposed and final rules are reviewed and determined to be inconsistent under the executive orders, BOEM and BSEE could issue new rules reinstating the requirements of the 2016 rules and/or reimplement the NTL. In the federal government’s most recent list of potential regulatory actions for 2022, BSEE lists its plans to propose rules finalizing the decommissioning obligations originally proposed in October 2020 and BOEM lists its plans to propose a new rule in respect of financial assurance.

We are also subject to increasing regulatory requirements and scrutiny in the North Sea jurisdictions and other countries. New rules, regulations and requirements, or a return to the requirements of the 2016 versions of the BSEE and BOEM regulations, including the adoption of new safety requirements and policies relating to the approval of drilling permits, restrictions on oil and gas development and production activities in the US Gulf of Mexico and elsewhere, implementation of safety and environmental management systems, mandatory third party compliance audits, and the promulgation of numerous Notices to Lessees or similar new regulatory requirements outside of the United States, may impact our operations by causing increased costs, delays and operational restrictions. If new regulations, policies, operating procedures and the possibility of increased legal liability resulting from the adoption or amendment of rules and regulations applicable to our operations in the United States or other jurisdictions are viewed by our current or future customers as a significant impairment to expected profitability on projects, then they could discontinue or curtail their offshore operations in the impacted region, thereby adversely affecting our operations by limiting drilling opportunities or imposing materially increased costs.

We could also be affected by challenges and restrictions to offshore operations by environmental groups, costal states and the federal government. For example, in December 2018, environmental groups challenged incidental harassment authorizations issued by the National Marine Fisheries Service that allow companies to conduct air gun seismic surveys for oil and gas exploration off the Atlantic coast. The attorney generals for ten US coastal states also intervened as plaintiffs. The litigation concluded in October 2020 and the authorizations expired in November 2020. Restrictions on authorizations needed to conduct seismic surveys could impact our customers’ ability to identify oil and gas reserves, thereby reducing demand for our services. Several coastal states have also taken steps to prohibit offshore drilling. For example, California passed laws in September 2018 barring the construction of new oil drilling-related infrastructure in state waters. Similarly, in November 2018, voters in Florida approved an amendment to the state constitution that would ban oil and gas drilling in offshore state waters. Such initiatives could reduce opportunities for our customers and thereby reduce demand for our services. In addition, the federal government has taken steps to restrict offshore drilling opportunities. For example, on January 20, 2021, the Acting Secretary for the Department of the Interior signed an order effectively suspending new fossil fuel leasing and permitting on federal lands, including in the US Gulf of Mexico, for 60 days. Then on January 27, 2021, President Biden issued an executive order indefinitely suspending new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices. Several states filed lawsuits challenging the suspension and on June 15, 2021, a judge in the US District Court for the Western District of Louisiana issued a nationwide temporary injunction blocking the suspension. The Department of the Interior appealed the US District Court’s ruling, but resumed oil and gas leasing pending resolution of the appeal. In November 2021, the Department of the Interior completed its review and issued a report on the federal oil and gas leasing program. The Department of the Interior’s report recommends several changes to federal leasing practices, including changes to royalty payments, bidding, and bonding requirements. In addition, on November 19, 2021, the US House of Representatives passed the Build Back Better Act. Among other things, the Build Back Better Act would prohibit the Secretary of the Interior from issuing a lease or any other authorization for the exploration, development, or production of oil or natural gas in several areas of the Outer Continental Shelf, including the Eastern Gulf of Mexico. However, the Build Back Better Act has yet to be approved by the US Senate. At this time, it is uncertain whether, and in what form, the Build Back Better Act may become law.

If the Department of the Interior succeeds on its appeal of the US District Court’s decision and reinstitutes a leasing suspension, the suspension could reduce demand for our services. Further, to the extent that the Department of the Interior’s report, Senate approval of the Build Back Better Act or other initiatives to reform federal leasing practices result in the development of additional restrictions on offshore drilling, limitations on the availability of offshore leases, or restrictions on the ability to obtain required permits, it could have a material adverse impact on our operations by reducing drilling opportunities and the demand for our services.

Adverse effects may continue as a result of the uncertainty of ongoing inquiries, investigations and court proceedings, or additional inquiries and proceedings by federal or state regulatory agencies or private plaintiffs. In addition, we cannot predict the outcome of any of these inquiries or whether these inquiries will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation or increased permitting requirements. Legal proceedings or other matters against us, including environmental matters, suits, regulatory appeals, challenges to our permits by citizen groups and similar matters, might result in adverse decisions against us. The result of such adverse decisions, both individually or in the aggregate, could be material and may not be covered fully or at all by insurance.

Our operations are subject to numerous laws and regulations relating to the protection of the environment and of human health and safety, and compliance with these laws and regulations could impose significant costs and liabilities that exceed our current expectations.

Substantial costs, liabilities, delays and other significant issues could arise from environmental, health and safety laws and regulations covering our operations, and we may incur substantial costs and liabilities in maintaining compliance with such laws and regulations. Our operations are subject to extensive international conventions and treaties, and national or federal, state and local laws and regulations, governing environmental protection, including with respect to the discharge of materials into the environment and the security of chemical and industrial facilities. These laws govern a wide range of environmental issues, including:

•	the release of oil, drilling fluids, natural gas or other materials into the environment;

•	air emissions from our drilling rigs or our facilities;

•	handling, cleanup and remediation of solid and hazardous wastes at our drilling rigs or our facilities or at locations to which we have sent wastes for disposal;

•	restrictions on chemicals and other hazardous substances; and

•

wildlife protection, including regulations that ensure our activities do not jeopardize endangered or threatened animals, fish and plant species, nor destroy or modify the critical habitat of such species.

Various governmental authorities have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations and permits, or the release of oil or other materials into the environment, may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, the imposition of stricter conditions on or revocation of permits, the issuance of moratoria or injunctions limiting or preventing some or all of our operations, delays in granting permits and cancellation of leases, or could affect our relationship with certain consumers.

There is an inherent risk of the incurrence of environmental costs and liabilities in our business, some of which may be material, due to the handling of our customers’ hydrocarbon products as they are gathered, transported, processed and stored, air emissions related to our operations, historical industry operations, and water and waste disposal practices. For example, we, as an operator of mobile offshore drilling units in navigable US waters and certain offshore areas, including the US Outer Continental Shelf, are liable for damages and for the cost of removing oil spills for which we may be held responsible, subject to certain limitations. Our operations may involve the use or handling of materials that are classified as environmentally hazardous. Environmental laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. Joint, several or strict liability may be incurred without regard to fault under certain environmental laws and regulations for the remediation of contaminated areas and in connection with past, present or future spills or releases of natural gas, oil and wastes on, under, or from past, present or future facilities. Private parties may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage arising from our operations. In addition, increasingly strict laws, regulations and enforcement policies could materially increase our compliance costs and the cost of any remediation that may become necessary. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us.

Our business may be adversely affected by increased costs due to stricter pollution control equipment requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. Also, we might not be able to obtain or maintain from time to time all required environmental regulatory approvals for our operations. If there is a delay in obtaining any required environmental regulatory approvals, or if we fail to obtain and comply with them, the operation or construction of our facilities could be prevented or become subject to additional costs. In addition, the steps we could be required to take to bring certain facilities into regulatory compliance could be prohibitively expensive, and we might be required to shut down, divest or alter the operation of those facilities, which might cause us to incur losses.

We make assumptions and develop expectations about possible expenditures related to environmental conditions based on current laws and regulations and current interpretations of those laws and regulations. If the interpretation of laws or regulations, or the laws and regulations themselves, change, our assumptions may change, and new capital costs may be incurred to comply with such changes. In addition, new environmental laws and regulations might adversely affect our operations, as well as waste management and air emissions. For instance, governmental agencies could impose additional safety requirements, which could affect our profitability. Further, new environmental laws and regulations might adversely affect our customers, which in turn could affect our profitability.

Finally, although some of our drilling rigs will be separately owned by our subsidiaries, under certain circumstances a parent company and all of the unit-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.

Unionization efforts and labor regulations in certain countries in which we operate could materially increase our costs or limit our flexibility.

Certain of our employees and contractors in international markets are represented by labor unions or work under collective bargaining or similar agreements, which are subject to periodic renegotiation. Efforts may be made from time to time to unionize portions of our workforce. In addition, we may be subject to strikes or work stoppages and other labor disruptions in the future. Additional unionization efforts, new collective bargaining agreements or work stoppages could materially increase our costs, reduce our revenues or limit our operational flexibility.

Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.

The shipment of goods, services and technology across international borders subjects our business to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. US sanctions, in particular, are targeted against certain countries that are heavily involved in the petroleum and petrochemical industries, which includes drilling activities.

The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations could also result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

Currently, we do not, nor do we intend to, operate in countries that are subject to significant sanctions and embargoes imposed by the US government or identified by the US government as state sponsors of terrorism, such as the Crimean region of the Ukraine, Cuba, Iran, North Korea and Syria. The US sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. There can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the US government as state sponsors of terrorism or with countries that are otherwise subject to US sanctions and embargo laws. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into drilling contracts with individuals or entities in countries subject to significant US sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.

We are subject to litigation that could have an adverse effect on us.

We are, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, asbestos and other toxic tort claims, environmental claims or proceedings, employment matters, issues related to employee or representative conduct, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend or pursue such matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and there can be no assurance as to the ultimate outcome of any litigation. Litigation may have an adverse effect on us because of potential negative outcomes, legal fees, the allocation of management’s time and attention, and other factors.

We could also face increased climate-related litigation with respect to our operations both in the US and around the world. Governmental and other entities in various US states, such as California and New York, have filed lawsuits against coal, gas oil and petroleum companies. These suits allege damages as a result of climate change, and the plaintiffs are seeking unspecified damages and abatement under various tort theories. Similar lawsuits may be filed in other jurisdictions both in the US and globally. Though we are not currently a party to any such lawsuit, these suits present uncertainty regarding the extent to which companies who are not producing oil or gas, but who are engaged in such production, such as offshore drillers, face an increased risk of liability stemming from climate change, which risk would also adversely impact the oil and gas industry and impact demand for our services.

Risks Related to the Business Combination with Maersk Drilling

The Business Combination may not be as successful as anticipated, and the combined company may not achieve the intended benefits or do so within the intended timeframe and the integration costs may exceed estimates.

The Business Combination involves numerous operational, strategic, financial, accounting, legal, tax and other risks, including potential liabilities associated with the integrated businesses. Difficulties in integrating the business practices and operations of Noble and Maersk Drilling may result in the combined company performing differently than expected, in operational challenges or in the delay or failure to realize anticipated expense-related efficiencies, and could have an adverse effect on the financial condition, results of operations or cash flows of Noble and Maersk Drilling. Potential difficulties that may be encountered in the integration process include, among other factors:

•

the inability to successfully integrate the businesses of Noble and Maersk Drilling, operationally and culturally, in a manner that permits the combined company to achieve the cost savings anticipated from the Business Combination;

•	complexities, including demands on management, associated with managing a larger, more complex, integrated business;

•	difficulties in integrating Maersk Drilling’s and Noble’s restrictive enterprise resource planning software;

•	attempts by third parties to terminate or alter their contracts with the combined company, including as a result of change of control provisions;

•	the inability to retain key employees and otherwise integrate personnel from the two companies;

•	potential unknown liabilities and unforeseen expenses associated with the Business Combination;

•

regulatory authorities, including competition authorities may impose requirements, limitations or costs on, or require divestitures or place restrictions on the conduct of, Topco’s business after the completion of the Business Combination;

•	difficulty or inability to comply with the covenants of the debt of the combined company;

•

difficulty or inability in refinancing existing indebtedness of Noble or Maersk Drilling as it comes due, including certain indebtedness of Maersk Drilling that will become current in the fourth quarter of 2022 and is due to mature in the fourth quarter of 2023;

•	integrating relationships with customers, vendors and business partners;

•

performance shortfalls, including operating, safety, or environmental performance at one or both of the companies as a result of the diversion of management’s and employees’ attention caused by completing the Business Combination and integrating Noble’s and Maersk Drilling’s operations into the combined company; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Additionally, the success of the Business Combination will depend, in part, on the combined company’s ability to realize the anticipated benefits and cost savings from combining Noble’s and Maersk Drilling’s businesses. Although the parties expect to realize run-rate annual cost-synergies of $125 million within two years of the closing of the Business Combination, Noble’s ability to realize such synergies may be affected by a number of factors, including, but not limited to, the use of more cash or other financial resources on integration and implementation activities than anticipated; unanticipated increases in expenses unrelated to the Business Combination, which may offset the expected cost savings and other synergies from the Business Combination; and Noble’s ability to eliminate duplicative back office overhead and redundant selling, general, and administrative functions. The anticipated benefits and cost savings of the Business Combination may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that neither Noble nor Maersk Drilling currently foresee. In addition, the anticipated benefits and cost savings of the Business

Combination as well as the related integration costs are based on a number of estimates and assumptions that are inherently uncertain and subject to risks that could cause the actual results to differ materially from those contained in such cost estimates. Some of the assumptions that Noble and Maersk Drilling have made, such as the achievement of certain synergies, may not be realized within the anticipated timeframe, or at all.

If the combined company fails to realize the anticipated synergies or other benefits or recognize further synergies or benefits, or the estimated integration costs of the Business Combination are exceeded, the business rationale of the Business Combination could not be realized and the value of the shareholders’ investment into the combined company could decrease.

The Business Combination is conditioned on the receipt of certain required approvals and governmental and regulatory consents, which, if delayed, not granted or granted with unfavorable conditions, may delay or jeopardize the completion of the Business Combination, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Business Combination.

The completion of the Business Combination is generally conditioned on, among other things, clearance by antitrust and foreign direct investment authorities in the United Kingdom and Norway and Denmark, as well as certain other jurisdictions as agreed between the parties. The governmental agencies from which the parties seek certain of these approvals and consents have broad discretion in administering the governing regulations. Neither Noble Parent nor Maersk Drilling can provide any assurance that all required approvals and consents will be obtained. Moreover, as a condition to the approvals, the governmental agencies may impose requirements, limitations or costs on, or require divestitures or place restrictions on the conduct of, Topco’s business after the completion of the Business Combination. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the completion of the Business Combination or reduce the anticipated benefits of the Business Combination. Further, no assurance can be given as to the terms, conditions and timing of the approvals. If Noble Parent and Maersk Drilling agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the Business Combination, these requirements, limitations, costs, divestitures or restrictions could adversely affect Noble Parent’s ability to integrate Maersk Drilling’s operations with Noble’s operations and/or reduce the anticipated benefits of the Business Combination. This could have a material adverse effect on Topco’s business and results of operations. For example, the merger control process for obtaining clearance in the UK remains ongoing with constructive discussions continuing between Noble Parent, Maersk Drilling, and the UK CMA ahead of the UK CMA expectedly publishing their phase 1 decision on April 22, 2022. While the UK CMA is yet to take its phase 1 decision, the parties expect that it will be necessary to divest certain jackup rigs currently located in the North Sea (the “Remedy Rigs”) to obtain conditional antitrust clearance in phase 1 from the UK CMA. The parties currently expect the Remedy Rigs to comprise the Noble Hans Deul, Noble Sam Hartley, Noble Sam Turner, Noble Houston Colbert, and a CJ-70 design drilling rig which, at this point, the parties believe is likely to be the Mærsk Innovator, although it is possible the Noble Lloyd Noble could be required to achieve phase 1 clearance. On this basis, the parties have started to examine different options to divest the Remedy Rigs. Though the parties expect that they will be required to divest the Remedy Rigs in order to gain UK CMA clearance, the duration and outcome of the UK CMA review process remains uncertain. The Business Combination has received antitrust approvals from Norway, Brazil and the Republic of Trinidad & Tobago. The Business Combination has also received approval from the Danish Business Authority and the Secretary of State of the United Kingdom with respect to regulations pertaining to foreign direct investment, and no other approvals relating to foreign direct investment are required.

The Business Combination remains subject to conditions that neither Noble Parent nor Maersk Drilling can control.

The Business Combination is subject to conditions, including, among others, the adoption of the Business Combination Agreement by the affirmative vote of at least two-thirds of the votes cast at Noble Parent’s extraordinary general shareholder meeting (the “General Meeting”), the termination of waiting periods and the receipt of approvals or clearances under applicable antitrust laws and applicable foreign direct investment laws, the Business Combination occurring on or before August 10, 2022 (the “End Date”); provided, however, that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to November 10, 2022; further provided that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to February 10, 2023, and authorization of the listing of the combined company’s shares on NYSE and Nasdaq Copenhagen. Noble Parent’s obligation to consummate the Business Combination is also subject to the Minimum Acceptance Condition.

If the conditions to the Business Combination are not satisfied or waived, then the Business Combination may not be consummated.

Each of Noble Parent and Maersk Drilling may waive one or more of the conditions to the Business Combination without shareholder approval.

Each of Noble Parent and Maersk Drilling may determine to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. Each of Noble Parent and Maersk Drilling will evaluate the materiality of any such waiver and its effect on its shareholders in light of the facts and circumstances at the time to determine whether any amendment of the proxy statement/prospectus in Topco’s Registration Statement on Form S-4, initially filed on December 20, 2021 and declared effective on April 11, 2022 (the “Form S-4 Registration Statement”), and the offering document relating to the Offer (the “exchange offer prospectus”) and, in the case of Noble Parent, any resolicitation of proxies is required or warranted. Each of Noble Parent and Maersk Drilling may waive any of these conditions prior to the General Meeting, and if any such waiver is material, the proxy statement/prospectus in the Form S-4 Registration Statement and the exchange offer prospectus will be amended as necessary to reflect such waiver. If either of Noble Parent and Maersk Drilling determines to waive any conditions after receiving shareholder approval at the General Meeting, it may have the discretion to complete the Business Combination without seeking further shareholder approval.

Because the Exchange Ratios are fixed, the market value of the Topco Shares received by Noble Parent shareholders or Maersk Drilling shareholders as part of the Business Combination may be less than the market value of the Ordinary Shares or Maersk Drilling Shares that such holder held prior to the completion of the Business Combination.

Noble Parent shareholders will receive one Topco Share for each of their Ordinary Shares in the Maersk Drilling Merger and Maersk Drilling shareholders who tender their Maersk Drilling Shares in the Offer will receive 1.6137 Topco Shares for each Maersk Drilling Share tendered and not withdrawn. These Exchange Ratios are fixed and will not vary even if the market price of Ordinary Shares or Maersk Drilling Shares varies. Upon completion of the Business Combination, and assuming that all outstanding Maersk Drilling Shares are exchanged for Topco Shares in the Offer, former Noble Parent and Maersk Drilling shareholders will each own approximately 50% of the outstanding Topco Shares on a fully diluted basis, i.e., taking into consideration Topco Shares still to be issued, immediately after completion of the Business Combination. The market value of Ordinary Shares and Maersk Drilling Shares at the time of the completion of the Business Combination may vary significantly from the value on the date of the execution of the Business Combination Agreement, the date of this document, the date on which Ordinary Shares vote on the Maersk Drilling Merger, the date on which Maersk Drilling shareholders tender their shares in the Offer or the expiration of the period commencing as soon as practically possible after the offering circular, which refers to one or more prospectuses (or similar exemption document prepared in reliance on an applicable exemption under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended, and the rules and regulations promulgated thereunder (the “EU Prospectus Regulation”) and in accordance with the requirements of Commission Delegated Regulation (EU) 2021/528 of 16 December 2020) to be prepared by Topco and/or Noble Parent pursuant to the

EU Prospectus Regulation, and the Offer Document (as defined herein) have been approved by the DFSA with an expected duration of at least four weeks (the “Offer Period”). Because the Exchange Ratios will not be adjusted to reflect any changes in the market price of the Ordinary Shares or Maersk Drilling Shares, the value of the consideration paid to the Noble Parent shareholders in the Maersk Drilling Merger or to the Maersk Drilling shareholders who tender their shares in the Offer may be lower than the market value of their Ordinary Shares or Maersk Drilling Shares, respectively, on earlier dates.

Changes in share prices may result from a variety of factors that are beyond the control of Topco, Noble or Maersk Drilling, including their respective business, operations and prospects, market conditions, economic development, geopolitical events, regulatory considerations, governmental actions, legal proceedings and other developments. Market assessments of the benefits of the Business Combination and of the likelihood that the Business Combination will be completed, as well as general and industry-specific market and economic conditions, may also have an adverse effect on share prices.

In addition, it is possible that the Business Combination may not be completed until a significant period of time has passed after the General Meeting and the expiration of the Offer Period. As a result, the market values of the Ordinary Shares or Maersk Drilling Shares may vary significantly from the date of the General Meeting or the expiration of the Offer Period to the date of the completion of the Business Combination.

Investors are urged to obtain up-to-date prices for Ordinary Shares, which are admitted to trading and official listing on the NYSE under the symbol “NE” and Maersk Drilling Shares, which are listed on Nasdaq Copenhagen under the symbol “DRLCO” and securities code DK0061135753.

If Maersk Drilling shareholders do not tender their Maersk Drilling Shares in the Offer, Maersk Drilling shareholders may receive consideration in the Compulsory Purchase that is substantially different in form and/or value from the consideration that they would have received in the Offer.

If the Business Combination is consummated and Topco holds more than 90% of the outstanding Maersk Drilling Shares, Topco will initiate a squeeze-out of the minority shareholders of Maersk Drilling. The Compulsory Purchase would eliminate any minority shareholder interests in Maersk Drilling remaining after the settlement of the Offer. Due to the statutory legal framework applicable to the Compulsory Purchase, holders of Maersk Drilling Shares who do not exchange their shares in the Offer may receive a different (including a lower) amount or a different form of consideration than they would have received had they exchanged their Maersk Drilling Shares in the Offer. Furthermore, if the value of Topco Shares offered as compensation in the context of a Compulsory Purchase has declined after the completion of the Business Combination, there may be no obligation of Topco to pay Maersk Drilling shareholders who did not exchange their shares in the Offer the implied value of the offer consideration received by Maersk Drilling shareholders who exchanged their shares in the Offer.

Any failure by Topco to acquire more than 90% of the Maersk Drilling Shares could lead to Maersk Drilling not becoming a wholly-owned subsidiary of Topco, and might prevent the delisting of Maersk Drilling Shares from Nasdaq Copenhagen.

The closing of the Business Combination and the completion of the Offer is conditioned upon the satisfaction of the Minimum Acceptance Condition, unless waived by Topco in accordance with the terms of an offer document with respect to the Offer approved by the DFSA in accordance with the DFSA’s Executive Order on Takeover Bids, Executive Order no 636/2020 of 15 May 2020 (the “Danish Takeover Order” and such document, the “Offer Document”). Thus, at the completion of the Offer, Topco may own more than 80% (or, if lowered by Topco in its sole discretion, more than 70%) but 90% or less of the share capital and voting rights of Maersk Drilling. Pursuant to the Danish Companies Act, Topco must own more than 90% of the share capital and voting rights of Maersk Drilling to implement a compulsory purchase of the remaining outstanding Maersk Drilling Shares (Maersk Drilling Shares held in treasury being excluded for the purpose of the calculation).

Whilst Topco may be able to exercise a Compulsory Purchase if it subsequently acquires more than 90% of the outstanding Maersk Drilling Shares and voting rights (excluding shares held in treasury), for instance where it acquires further Maersk Drilling Shares or where Maersk Drilling repurchases Maersk Drilling Shares, there can be no guarantee that this will happen. If Topco fails to acquire all of the issued and outstanding Maersk Drilling Shares, Maersk Drilling will not be a wholly-owned subsidiary of Topco and minority Maersk Drilling shareholders will have certain minority protection rights under Danish law and under the articles of association of Topco that will be adopted and take effect at the Acceptance Time. Any temporary or permanent delay in acquiring all Maersk Drilling Shares could adversely affect Topco’s ability to integrate Maersk Drilling’s business, including achieving targeted business benefits and synergies, as well as the market value of the Topco Shares and Topco’s access to capital and other sources of funding on acceptable terms.

Failure to acquire more than 90% of the Maersk Drilling Shares could also result in Topco not succeeding in removing the Maersk Drilling Shares from trading and official listing on Nasdaq Copenhagen. Nasdaq Copenhagen may refuse to delist the Maersk Drilling Shares, which would result in more onerous regulatory compliance obligations for the combined company and affect Topco’s ability to integrate the businesses and operations of Maersk Drilling and Noble. Further, refusal of the request to delist the Maersk Drilling Shares may increase the expenses of the Business Combination and the overall expenses of the combined company.

Each of Noble Parent’s and Maersk Drilling’s directors and executive officers have interests in the Business Combination that are in addition to, or different from, any interests they might have as shareholders.

The directors and executive officers of each of Noble Parent and Maersk Drilling have interests in the Business Combination that are in addition to, or different from, any interests they might have as shareholders, including the fact that Robert W. Eifler will serve as the President and Chief Executive Officer of Topco, Charles M. (Chuck) Sledge, the current Chairman of the Board of Noble Parent, will become chairman of the Topco Board, and Alan J. Hirshberg and Ann D. Pickard, each a director on the Board, will be designated to the Topco Board by Noble Parent upon the closing of the Business Combination, and similarly, that Claus V. Hemmingsen, the current Chairman of the Maersk Drilling Board, and Kristin H. Holth and Alastair Maxwell, each a director on the Maersk Drilling Board, will be designated to the Topco Board by Maersk Drilling upon the closing of the Business Combination.

Each of Noble Parent and Maersk Drilling may have liabilities that are not known to the other party or to Topco.

Each of Noble Parent and Maersk Drilling may have liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. Noble Parent or Maersk Drilling may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, Noble, Maersk Drilling or Topco may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in Noble, Maersk Drilling or Topco reporting losses. Even if Noble Parent’s and Maersk Drilling’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on Noble’s, Maersk Drilling’s or Topco’s financial condition and results of operations and could contribute to negative market perceptions about Noble’s, Maersk Drilling’s or Topco’s securities. Additionally, Noble Parent and Maersk Drilling do not have any indemnification rights against the other party under the Business Combination Agreement. Accordingly, securityholders of Noble Parent or Maersk Drilling could suffer a reduction in the value of their securities. Such securityholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by its directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus and the exchange offer prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Noble Parent shareholders and Maersk Drilling shareholders are not entitled to appraisal or dissent rights in connection with the Business Combination or the Offer.

Appraisal or dissent rights are statutory rights that enable shareholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their Ordinary Shares or Maersk Drilling Shares, as applicable, as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the applicable transaction. Under Cayman law, holders of Ordinary Shares will not have rights to an appraisal of the fair value of their Ordinary Shares in connection with the Business Combination, and under Danish law, holders of Maersk Drilling Shares will not have rights to an appraisal of the fair value of their Maersk Drilling Shares in connection with the Offer.

Failure to consummate the Business Combination could negatively impact the share price of Noble Parent and/or Maersk Drilling and the future business and financial results of Noble and/or Maersk Drilling.

If the Business Combination is not completed, the ongoing businesses of Noble or Maersk Drilling, respectively, may be adversely affected and, without realizing any of the benefits of having consummated the Business Combination, each of Noble and Maersk Drilling will be subject to a number of risks, including (but not limited to) the following:

•

each of Noble and Maersk Drilling may experience negative reactions from the financial markets, current equity and debt holders, bank relationships and other stakeholders, including negative impacts on the price of the Ordinary Shares and/or Maersk Drilling Shares;

•	each of Noble and Maersk Drilling may experience negative reactions from their respective customers, regulators and employees;

•

the consideration, negotiation and implementation of the Business Combination (including integration planning) will have required substantial commitments of time and resources by Noble Parent and Maersk Drilling management, which could otherwise have been devoted to other opportunities beneficial to Noble or Maersk Drilling, respectively;

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each of Noble and Maersk Drilling could be subject to litigation related to any failure to complete the Business Combination or related to any enforcement proceeding commenced against Noble or Maersk Drilling to perform their respective obligations under the Business Combination Agreement;

•	each of Noble and Maersk Drilling will be required to pay certain costs and expenses relating to the Business Combination, whether or not the Business Combination is completed;

•

the fact that Maersk Drilling is restricted from refinancing its outstanding indebtedness, including certain indebtedness that will become current in the fourth quarter of 2022 and is due to mature in the fourth quarter of 2023, prior to the completion of the Business Combination and the risk that, in the event that the Business Combination Agreement is not completed, Maersk Drilling may be unable to negotiate the refinancing of such indebtedness on the same or more favorable terms, or to find acceptable alternative financing; and

•

the Business Combination Agreement places certain restrictions on the conduct of the respective businesses of each of Noble and Maersk Drilling prior to completion of the Business Combination that may prevent each party from taking certain specified actions or otherwise pursuing business opportunities during the pendency of the Business Combination that such party would have taken or pursued if these restrictions were not in place.

If the Business Combination Agreement is terminated by Maersk Drilling because a final merger control decision by a governmental entity is issued that either prohibits one or more of the transactions contemplated by the Business Combination Agreement, or prevents the consummation of such transactions without the carrying out of certain actions, then Noble Parent will be required to pay Maersk Drilling a termination fee of $50 million. Further, if the Business Combination Agreement is terminated under certain other specified circumstances, Noble Parent or Maersk Drilling may be required to pay the other party a termination fee equal to $15 million.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect Noble’s and/or Maersk Drilling’s business, financial condition, financial results, ratings and share prices.

Noble Parent shareholders and Maersk Drilling shareholders will have a reduced ownership and voting interest after the Business Combination and may exercise less influence over management in Topco than they currently have in Noble Parent and Maersk Drilling, respectively.

Upon the completion of the Business Combination, Noble Parent shareholders and Maersk Drilling shareholders will hold a percentage ownership of Topco that is smaller than such shareholder’s current percentage ownership of Noble Parent or Maersk Drilling, respectively. Upon completion of the Business Combination, and assuming that all of the issued Maersk Drilling Shares are exchanged in the Offer, former shareholders of Noble Parent as a group and former shareholders of Maersk Drilling as a group will each receive shares in the Business Combination constituting approximately 50% of the outstanding Topco Shares immediately after the consummation of the Business Combination. Because of this, current shareholders may have less influence on the management and policies of Topco than they currently have on the management and policies of Noble Parent or Maersk Drilling, respectively.

Future sales or the availability for sale of substantial amounts of the Topco Shares, or the perception that these sales may occur, including following the Business Combination, could adversely affect the trading price of the Topco Shares and could impair the combined company’s ability to raise capital through future sales of equity securities.

Following the Business Combination, a relatively small number of shareholders will hold a large portion of the shares of the combined company and Topco will enter into the Maersk Drilling Merger RRA upon the closing of the Business Combination to facilitate future sales of such shares.

Sales of a substantial number of the Topco Shares in the public markets, including sales of large blocks of Topco Shares by the parties entering into the Maersk Drilling Merger RRA, or even the perception that these sales might occur (such as upon the filing of registration statements in connection with such sales), could impair the combined company’s ability to raise capital for its operations through a future sale of, or pay for acquisitions using, Topco’s equity securities.

Topco Shares or other securities may be issued from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of Topco Shares, or the number or aggregate principal amount, as the case may be, of other securities that Topco may issue may in turn be substantial. Registration rights may also be granted covering those Topco Shares or other securities in connection with any such acquisitions and investments.

Topco cannot predict the effect that future sales of Topco Shares will have on the price at which the Topco Shares trades or the size of future issuances of Topco Shares or the effect, if any, that future issuances will have on the market price of the Topco Shares. Sales of substantial amounts of the Topco Shares, or the perception that such sales could occur, may adversely affect the trading price of the Topco Shares.

Risks Related to Topco and its Business

Topco will incur direct and indirect costs as a result of the Business Combination.

Topco will incur costs and expenses in connection with and as a result of the Business Combination. These costs and expenses include professional fees incurred in connection with Topco’s compliance with UK corporate and tax laws and financial reporting requirements, costs and other administrative expenses related to the expanded global scope of Topco’s operations, as well as any additional costs Topco may incur going forward as a result of its new corporate structure. The combined company cannot assure you that it will realize all of the anticipated benefits of the Business Combination, including the synergies related to public company expenses, back-office support functions, sales and distribution, and integration of senior management and administration. Topco can also not assure you that its estimates of pre-tax cost savings are accurate. While direct and indirect costs incurred as a result of the Business Combination are not expected to have such an effect, the costs could exceed the costs historically borne by Noble and Maersk Drilling.

Failure to recruit and retain key personnel could hurt Topco’s operations.

Topco will depend on the continuing efforts of key members of management, as well as other highly skilled personnel, to operate and provide technical services and support for Topco’s business worldwide. Historically, competition for the personnel required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. In addition, the oil and gas industry generally has increasingly struggled to attract talented and qualified personnel. Topco may experience a reduction in the experience level of personnel as a result of any increased turnover, which could lead to higher downtime and more operating incidents, which in turn could decrease revenues and increase costs. If increased competition for qualified personnel were to intensify in the future Topco may experience increases in costs or limits on operations.

Topco may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with Topco, either of which could have an adverse effect on Topco’s business and operations. Third parties may terminate or alter existing contracts or relationships with Topco as a result of the Business Combination.

As a result of the Business Combination, Topco may experience impacts on relationships with customers and suppliers that may harm the combined company’s business and results of operations, including, in the case of customers of Maersk Drilling, as a result of a loss of the Maersk Drilling name and branding or the departure of certain Maersk Drilling employees. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Business Combination whether or not contractual rights are triggered as a result of the Business Combination. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with Topco or do so on the same or similar contractual terms following the Business Combination. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with Topco, then Topco’s business and results of operations may be harmed. If Topco’s suppliers were to seek to terminate or modify an arrangement with Topco, then Topco may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Noble and Maersk Drilling also have contracts with vendors, landlords, licensors and other business partners which may require Noble and Maersk Drilling, as applicable, to obtain consent from these other parties in connection with the Business Combination. If these consents cannot be obtained, Topco may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the business of Topco. In addition, third parties with whom Noble and Maersk Drilling currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Business Combination. Any such disruptions could limit Topco’s ability to achieve the anticipated benefits of the Business Combination. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Business Combination or by a termination of the Business Combination Agreement.

Topco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information contained elsewhere in this prospectus is presented for illustrative purposes only, incorporates certain assessments and judgments made solely by Noble and may not be an indication of what Topco’s financial position or results of operations would have been had the Business Combination been completed on the dates indicated. The unaudited pro forma condensed combined financial information has been derived from the audited historical financial statements of Noble and Maersk Drilling and certain adjustments, including the conversion of certain of Maersk Drilling’s financial statements to U.S. GAAP, and Noble has made certain assumptions regarding the combined company after giving effect to the Business Combination. The assets and liabilities of Maersk Drilling have been measured at fair value by Noble based on various preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities has required Noble to use judgment in determining the appropriate assumptions and estimates. Noble’s preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations.

Noble and Maersk Drilling are not yet combined businesses, and there are limitations on the information available to prepare the pro forma financial information. The assumptions made by Noble in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Topco’s financial condition or results of operations following the completion of the Business Combination. Acquisition accounting rules require evaluation of certain assumptions, estimates or determination of financial statement classifications which are completed during the measurement period as defined in current accounting standards. Accounting policies of Topco and acquisition accounting rules may materially vary from those of Maersk Drilling. Any changes in assumptions, estimates, or financial statement classifications may be material and have a material adverse effect on the assets, liabilities or future earnings of Topco. Any potential decline in Topco’s financial condition or results of operations may cause significant variations in the share price of Topco. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Changes to U.S., UK, Cayman and other non-U.S. tax laws could adversely affect Topco.

The U.S. Congress, the European Commission, the OECD and other supranational institutions and/or government agencies in jurisdictions where Topco and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations and several tax reforms have been proposed, which, if adopted, could increase the tax liabilities and adversely affect the results of operations of Topco and its affiliates (including Noble and its affiliates after the Business Combination). One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has advanced reforms focused on “base erosion and profit shifting” and implementing a global minimum tax rate of at least 15% for large multinational corporations on a jurisdiction-by-jurisdiction basis, known as the “two pillar plan.” On October 8, 2021, the OECD announced an accord endorsed by 136 nations outlining the two pillar plan. While the implementation of the accord is uncertain, if legislation is enacted to implement the accord in the United States, the United Kingdom, Denmark and other countries in which Topco and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Topco and its affiliates (including Noble and its affiliates after the Business Combination). These changes could also affect the profitability prospects of Topco and the industry at large to the extent such cost increases cannot be reflected in day rates.

The tax rate that will apply to Topco is uncertain and may vary from expectations.

There can be no assurance that the Business Combination will improve Topco’s ability to maintain any particular worldwide effective corporate tax rate. Noble cannot give any assurance as to what Topco’s effective tax rate will be after the completion of the Business Combination because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which Topco and its affiliates will operate. Topco’s actual effective tax rate may vary from Noble’s expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse impact on Topco and its affiliates. In particular, it should be noted that the main rate of corporation tax in the United Kingdom is set to increase from 19% to 25% with effect from April 1, 2023.

Transfers of Topco Shares outside the Depository Trust Company (“DTC”) may be subject to stamp duty or stamp duty reserve tax in the UK, which would increase the cost of dealing in the Topco Shares.

On completion of the Business Combination it is anticipated that the Topco Shares will be issued to Cede & Co. (as nominee for DTC) and corresponding book-entry interests credited in the facilities of DTC. On the basis of current UK tax law and published HM Revenue and Customs (“HMRC”) practice, no charges to UK stamp duty or stamp duty reserve tax (“SDRT”) are expected to arise on the issue of the Topco Shares into DTC’s facilities or on transfers of book-entry interests in Topco Shares within DTC’s facilities. A non-statutory, pre-transaction clearance is being sought from HMRC to confirm, among other things, that no stamp duty or SDRT will be chargeable in respect of the issue of Topco Shares into the facilities of DTC.

A transfer of title in the Topco Shares from within the DTC system to a purchaser out of DTC, and any transfers of Topco Shares held in certificated form, will generally attract a charge to stamp duty or SDRT at a rate of 0.5% of any consideration. Any such duty must be paid (and the relevant transfer document, if any, stamped by HMRC) before the transfer can be registered in the company books of Topco. Any transfers of Topco Shares to an issuer of depository receipts or into a clearance system (including DTC) will generally be subject to stamp duty or SDRT at a rate of 1.5% of the consideration given or received or, in certain cases, the value of the Topco Shares transferred. The purchaser or transferee of the Topco Shares generally will be responsible for paying any stamp duty or SDRT payable.

In connection with the completion of the Business Combination, Topco expects to put in place arrangements to require that Topco Shares held in certificated form, or otherwise outside the DTC system, cannot be transferred into the DTC system until the transferor of the Topco Shares has first delivered the Topco Shares to a depositary specified by Topco so that any stamp duty (and/or SDRT) may be collected in connection with the initial delivery to the depositary. Any such Topco Shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in the Topco company books, the transferor will also be required to put funds in the depositary to settle any resultant liability to stamp duty (and/or SDRT), which will generally be charged at a rate of 1.5% of the value of the shares.

If the Topco Shares and/or Topco Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Topco Shares and/or Topco Warrants may be disrupted. Topco is expected to be required to indemnify DTC for any stamp duty and SDRT that may be assessed upon it as a result of its service as a depository and clearing agency for the Topco Shares and Topco Warrants.

The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. Topco expects that the Topco Shares and Topco Warrants will be eligible for deposit and clearing within the DTC system. Topco expects to enter into arrangements with DTC whereby Topco will agree to indemnify DTC for any stamp duty and SDRT that may be assessed upon it as a result of its service as a depository and clearing agency for the Topco Shares and Topco Warrants. Topco expects these actions, among others, should result in DTC agreeing to accept the Topco Shares and Topco Warrants for deposit and clearing within its facilities.

DTC is not obligated to accept the Topco Shares or Topco Warrants for deposit and clearing within its facilities in connection with this transaction and, even if DTC does initially accept the Topco Shares and Topco Warrants, it will generally have discretion to cease to act as a depository and clearing agency for the Topco Shares and Topco Warrants, including to the extent that any changes in UK law changes the stamp duty or SDRT position in relation to the Topco Shares or Topco Warrants. While Topco would pursue alternative arrangements to preserve the listing and maintain trading, any such disruption could have a material adverse effect on the market price of the Topco Shares.

A non-statutory, pre-transaction clearance is being sought from HMRC to confirm, among other things, that no stamp duty or SDRT will be chargeable in respect of the issue of Topco Shares or Topco Warrants into the facilities of DTC or in respect of any subsequent transfers of book-entry interests in Topco Shares and/or Topco Warrants within the DTC system. Whilst Topco expects to receive HMRC clearance on the relevant matters where clearance is being sought, in the event that there is any such liability in respect of stamp duty or SDRT for Topco (whether directly or indirectly as a result of the indemnity being provided to DTC), such liability will represent an additional cost for Topco and may consequently have an adverse effect on returns to shareholders.

Maersk Drilling currently is not subject to the internal controls and other compliance obligations of the U.S. securities laws, and Topco may not be able to timely and effectively implement controls and procedures over Maersk Drilling operations as required under the U.S. securities laws.

Maersk Drilling currently is not subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other U.S. federal securities laws, including the compliance obligations relating to, among other things, the maintenance of a system of internal controls as contemplated by the Exchange Act. Subsequent to the completion of the Business Combination, Topco will need to timely and effectively implement the internal controls necessary to satisfy those requirements, which require annual management assessments of the effectiveness of internal control over financial reporting and a report by an independent registered public accounting firm addressing these assessments. Topco intends to take appropriate measures to establish or implement an internal control environment at Maersk Drilling aimed at successfully fulfilling these requirements. However, it is possible that Topco may experience delays in implementing or be unable to implement the required internal financial reporting controls and procedures, which could result in increased costs, enforcement actions, the assessment of penalties and civil suits, failure to meet reporting obligations and other material and adverse events that could have a negative effect on the market price for Topco Shares.

Topco intends to seek approval from the Court for a capital reduction to create distributable reserves in order to pay dividends.

As further described above, under English law, dividends may only be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves.” In the absence of such distributable reserves, Topco may seek to create distributable reserves that involves a reduction in Topco’s share premium account, which requires the approval of the Court and, in connection with seeking such Court approval, the approval of Topco shareholders would be sought. Topco is not aware of any reason why the Court would not approve the creation of distributable reserves in this manner; however, the issuance of the required order is a matter for the discretion of the Court. There will also be no guarantee that the approvals by Topco shareholders will be obtained. In the event that distributable reserves of Topco are not created, no distributions by way of dividends, share repurchases or otherwise will be permitted under English law until such time as the group has created sufficient distributable reserves from its business activities.

The rights of holders of Topco Shares to be received by Noble Parent shareholders in connection with the Business Combination will be different from the rights of holders of Ordinary Shares due to the difference between Cayman and English law.

Upon completion of the Business Combination, Noble Parent shareholders will become Topco shareholders and their rights as shareholders will be governed by Topco’s Articles of Association and English law and regulation. The rights associated with the Ordinary Shares are different than the rights associated with Topco Shares. Differences between the rights of Noble Parent shareholders before the Business Combination and the rights of Topco shareholders following the Business Combination include differences with respect to, among other things, distributions, dividends, share repurchases and redemptions, shareholder pre-emption rights, the duties of directors, the process for the election and removal of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, the advance notice provisions for meetings, voting rights and resolution approval thresholds, the quorum for shareholder meetings, the adjournment of shareholder meetings, shareholder proposals, shareholder suits, reporting requirements, inspection of books and records, disclosure of interests in shares, rights of dissenting shareholders, anti-takeover measures, provisions relating to the ability to amend the articles of association, forum and venue, and enforcement of civil liabilities against foreign persons. While Noble Parent does not believe that these differences will have a materially adverse effect on Noble Parent shareholders who become Topco shareholders, situations may arise where the rights associated with Ordinary Shares would have provided benefits to Noble Parent shareholders that will not be available with respect to their holdings of Topco Shares.

As a result of different shareholder voting requirements in the United Kingdom relative to the Cayman Islands, Topco will have less flexibility with respect to certain aspects of capital management than Noble Parent currently has.

Under English law, the directors of a public limited company may only, other than in certain limited circumstances, issue shares with prior shareholder authorization and pre-emption rights apply by default to any such share issues. Shareholder authorizations to allot shares and disapply pre-emption rights may be granted for a period of five years and so it is intended, prior to the Business Combination, for Topco to pass (i) an ordinary resolution to allot ordinary shares up to an aggregate nominal value; and (ii) a special resolution to disapply pre-emption rights in respect of the allotment of shares up to an aggregate nominal value, in each case for a period of five years from the date of the resolution. Under the Articles of Noble Parent and Cayman law, the board of directors may issue shares (within the limits authorized in the Articles) and pre-emption rights do not apply. In addition, under English law, a company is generally only authorized to repurchase its own shares when it has been authorized to do so by an ordinary resolution of the shareholders, whereas the current Articles, and Cayman law, permit share purchases in the circumstances agreed by Noble Parent and the holder of the shares. Topco is expected to pass an ordinary resolution, prior to the Business Combination, authorizing the repurchase of up to 15% per annum of the issued share capital as of the beginning of each fiscal year for a five year period (subject to an overall aggregate maximum number of shares to be set forth in the resolution).

After the completion of the Business Combination, attempted takeovers of Topco will be governed by English law, and certain applicable Danish takeover restrictions could prevent existing Topco shareholders from participating in transactions regarding Topco Shares.

Cayman laws regarding directors’ fiduciary duties give the board of directors broad latitude to defend against unwanted takeover proposals. As a UK incorporated company, Topco is subject to English law. An English public company is potentially subject to the protections afforded by the Takeover Code if, among other factors, a majority of its directors are resident within the UK, the Channel Islands or the Isle of Man. Based upon Topco’s current and intended plans for its directors, it is anticipated that the Takeover Code will not apply to Topco. However, it is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to Topco.

Further, it could be more difficult for Topco to obtain shareholder approval for a merger or negotiated transaction after the closing of the Business Combination because the shareholder approval requirements for certain types of transactions differ, and in some cases are greater, under English law than under Cayman law.

Following the listing of Topco Shares in Denmark on Nasdaq Copenhagen, certain Danish takeover restrictions will likely apply to attempted takeovers of Topco. The Danish Takeover Order includes rules concerning public tender offers for the acquisition of shares admitted to trading on a regulated market (including

Nasdaq Copenhagen). Pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer, as a result of the transfer, gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA.

The application of the Danish mandatory tender offer rule could inter alia have a deterrent effect on potential acquirers of Topco Shares if such acquisition would result in a transfer of control over Topco, if this would trigger an obligation to make a mandatory tender offer.

English law requires that companies meet certain additional financial requirements before they can declare dividends or repurchase shares and such requirements may affect Topco’s ability to declare dividends or repurchase shares following the Business Combination.

Under English law, a company generally can declare dividends, make distributions or repurchase shares (other than out of the proceeds of a new issuance of shares made for that purpose) only out of distributable reserves. Distributable reserves are a company’s accumulated, realized profits, to the extent not previously utilized for distributions or capitalization, less its accumulated, realized losses, to the extent not previously written off in a reduction or reorganization of capital.

Prior to the effective time of the Business Combination, Noble Parent, as the current sole shareholder of Topco, will pass resolutions to approve a proposed reduction of capital after completion of the Business Combination (which for this purpose means upon completion of the Offer), to: (i) cancel the shares which will be held by Noble Parent prior to the Business Combination and to reduce its share premium account; (ii) cancel any Capitalization shares (as defined in the Form S-4 Registration Statement) which are issued by Topco after completion of the Business Combination; and (iii) reduce the share premium created by the issue of the Topco Shares in connection with the Maersk Drilling Merger and, if applicable, the Offer, in each case to create distributable reserves from which Topco may declare and pay dividends in the future. As soon as practicable following completion of the Business Combination (which for this purpose means upon completion of the Offer) Topco will seek the approval of the High Court of Justice in England and Wales (the “Court”) to such cancellation and reduction through a customary process, which is required for the creation of distributable reserves to be effective. The approval of the Court is expected to be received approximately four weeks after the completion of the Business Combination. Prior to the receipt of the approval, Topco will be unable to declare dividends, make distributions or repurchase any of its own shares. If the approval of the Court is not received, it is expected that Topco will be subject to such limitation on its ability to declare dividends, make distributions or repurchase shares for the foreseeable future.

The market price of Topco Shares may be volatile, and the value of a holder’s investment could materially decline.

Investors who hold Topco Shares may not be able to sell their shares at or above the price at which they purchased the Ordinary Shares. The prices of Ordinary Shares and Maersk Drilling Shares have fluctuated materially from time to time, and Topco cannot predict the price of the Topco Shares. Broad market and industry factors may materially harm the market price of Topco Shares, regardless of Topco’s operating performance. In addition, the price of Topco Shares may be dependent upon the projections, valuations and recommendations of the analysts who cover the Topco business, and if its results or financial guidance do not meet the analysts’ projections and expectations, Topco’s share price could decline as a result of analysts lowering their projections, valuations and recommendations or otherwise.

Following the completion of the Business Combination, Topco may be subject to UK corporation tax liabilities in the future under the UK derivative contracts regime in respect of the Topco Warrants.

Topco is expected to be subject to UK corporation tax pursuant to the UK derivative contracts regime in respect of the Topco Warrants, subject to any change in circumstances of the Topco Warrants. Under this regime, the profits chargeable to corporation tax in respect of the Topco Warrants, and the losses allowable by way of relief, would be calculated by reference to credits and debits which, as a general rule, follow the amounts that are recognized for accounting purposes in determining profit or loss in accordance with generally accepted accounting practice. Topco may therefore be subject to future charges to UK corporation tax depending on the movements in the fair value of the Topco Warrants from time to time, in line with the accounting treatment of the Topco Warrants.

Danish tax considerations could adversely affect Topco.

The Danish Tax Authorities may challenge whether Topco is entitled to a Danish withholding tax exemption on dividends from Maersk Drilling. Topco is a tax resident of the UK and will own a majority of the Maersk Drilling Shares following the closing of the Offer. Thus, Topco is expected to be entitled to the benefits under the double tax treaty between Denmark and the UK in regard to dividend distributions from Maersk Drilling, which would mean that dividends could be distributed from Maersk Drilling to Topco without Danish withholding tax.

In order to qualify for a withholding tax reduction with under the double tax treaty between Denmark and the UK, the recipient of dividends must be a treaty covered person and the beneficial owner of such dividends.

The view of the Danish Tax Authorities is that the beneficial ownership assessment is a transaction-based approach whereby the decisive factors include the level of activity and economic risk undertaken by the recipient and the ability to demonstrate real use and enjoyment rights in each case of any dividends received. Furthermore, Danish anti-avoidance provisions provide a legislative basis for the Danish tax authorities to deny a recipient of dividends, even though such recipient would otherwise qualify as the beneficial owner, the benefits of a double tax treaty in situations where the main purpose or one of the main purposes of an arrangement or transaction is to gain a tax advantage that would contradict the objective or purpose of a double tax treaty and the arrangement or transaction is considered artificial. An arrangement or transaction will be considered artificial if it has no valid commercial reasons. In practice, the Danish Tax Authorities consider whether a company is merely interposed for tax reasons and acts solely as a conduit.

Topco is a tax resident of the UK and is expected to conduct certain management functions relating to the holding of shares, financing, cash management, incentive compensation and other relevant holding company functions. In addition, Topco may in the future decide to invest in other assets and conduct other activities and, in such case, Topco management is expected to decide whether holding these assets or conducing these activities should be made directly at Topco, at Maersk Drilling or at any other subsidiary. Topco management believes that the characteristics of Topco as (i) a publicly listed company with numerous shareholders, (ii) management’s right to dispose of dividends received as it chooses and (iii) the economic risks born by Topco demonstrate that Topco is the beneficial owner of dividends from Maersk Drilling and not a conduit for distribution of such dividends to the shareholders and, accordingly, that the anti-avoidance rules are not expected to apply.

Topco will be a listed company on the NYSE and Nasdaq Copenhagen. Danish case law has shown that the Danish tax authorities and the Danish administrative courts have determined that there is a presumption of beneficial ownership at the level of a listed company, provided that (i) such company’s shares are listed on recognized markets, (ii) such company’s shares are held by a significant number of shareholders, (iii) the shares in the listed company are actually traded on the market, and (iv) there are viable commercial arguments supporting the establishment of the company.

The tests for beneficial ownership and application of Danish anti-avoidance rules are subjective and the ownership of Maersk Drilling will as such entail an inherent risk of a challenge from the Danish tax authorities.

The current Danish withholding tax rate is 27% of the distribution. In the event that the Danish tax authorities take the view that the Topco is not the beneficial owner of dividends distributed, and therefore that Danish withholding tax should have been paid, any such payment would increase Topco’s tax burden, and hence its cash flows and financial position, and may prejudice Maersk Drilling’s ability to pay dividends itself. In the event that the Danish tax authorities should regard an EU “blacklisted” entity as the beneficial owner, a proportionate part of any distributions could be subject to 44% Danish withholding taxation.

Risks Related to the Maersk Drilling Group’s Business and Operations

The Maersk Drilling Group’s business involves numerous operating hazards. If a significant accident or other event occurs, and is not fully covered by the Maersk Drilling Group’s insurance policies or any enforceable or recoverable indemnity, it could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s operations are subject to hazards inherent in drilling for oil and natural gas, such as blowouts, reservoir damage, loss of production, loss of well control, punch through (for example, when one leg of the drilling rig breaks through the sea floor crust, destabilizing the rest of the rig), lost or stuck drill strings, equipment defects, craterings, fires, explosions and pollution. Offshore drilling and the provision of well services require the use of heavy equipment and exposure to hazardous conditions which carry inherent health and safety risks. The Maersk Drilling Group’s operations are also subject to hazards inherent in marine operations, such as capsizing, grounding, navigation errors, collision, oil and hazardous substance spills, extensive uncontrolled fires, damage from severe weather conditions, and marine life infestations. Such hazards could expose the Maersk Drilling Group to the risk of suspension or termination of operations, regulatory penalties or sanctions, property, environmental and other damage claims by customers or other third parties, which may in turn have a material adverse effect on the Maersk Drilling Group’s business, financial condition, results of operations, and reputation.

The Maersk Drilling Group’s insurance policies may not adequately cover losses, and the Maersk Drilling Group does not have insurance coverage or rights to an indemnity for all risks. In addition, the Maersk Drilling Group’s insurance coverage will not provide sufficient funds in all situations to protect the Maersk Drilling Group from all liabilities that could result from its operations, including because the amount of the Maersk Drilling Group’s insurance cover may be less than the related impact on enterprise value after a loss, and the Maersk Drilling Group’s coverage also includes policy limits. As a result, the Maersk Drilling Group retains the risk through paying directly for any losses in excess of these limits. The Maersk Drilling Group may also decide to retain substantially more risk through reduction of its insurance policies, and thus paying directly for potential losses in the future.

Although it is the Maersk Drilling Group’s policy to obtain contractual indemnities for as much as possible, it may not always be able to negotiate provisions to protect against all risks. Further, even when the Maersk Drilling Group receives indemnities from customers these may not be easily enforced and will be of limited value if the relevant customers do not have adequate resources to indemnify the Maersk Drilling Group.

No assurance can be made that the Maersk Drilling Group has, or the combined company will be able to maintain in the future, adequate insurance or indemnity against certain risks, and there is no assurance that such insurance or indemnification agreements will adequately protect the Maersk Drilling Group and the combined company against liability from all of the consequences of the hazards and risks described above. The occurrence of a significant accident or other adverse event which is not fully covered by the Maersk Drilling Group’s insurance or any enforceable or recoverable indemnity from a customer could result in substantial losses for the Maersk Drilling Group and could materially adversely affect the Maersk Drilling Group’s results of operations, cash flow and financial condition. The occurrence of a significant accident or other adverse event could also cause the cost of insurance to increase significantly and have a material adverse effect on the Maersk Drilling Group’s earnings, cash flow and financial condition.

The Maersk Drilling Group relies on third-party subcontractors to complete some parts of its projects and its operations may be adversely affected by the sub-standard performance or non-performance of those third-party subcontractors.

The Maersk Drilling Group engages third-party subcontractors to perform some parts of its projects and in respect of new business models a majority of the services under a project may be subcontracted to third-party subcontractors. Subcontractors are used to perform certain services and to provide certain input in areas where the Maersk Drilling Group does not have requisite expertise. The subcontracting of work exposes the Maersk Drilling Group to risks associated with planning interface non-performance, delayed performance or substantial performance by its subcontractors. Any inability to hire qualified subcontractors could hinder successful completion of a project. Further, the Maersk Drilling Group’s employees may not have the requisite skills to be able to monitor or control the performance of these subcontractors. The Maersk Drilling Group may suffer losses on contracts if the amounts it is required to pay for subcontractor services exceed its original estimates. Remedial or mitigating actions, such as requiring contractual obligations on subcontractors that are similar to those the Maersk Drilling Group has with its customers, and requesting parent guarantees to cover non-performance by subcontractors, may not be available or sufficient to mitigate the risks associated with subcontractors. For example, the Maersk Drilling Group has experienced issues with the performance of some of its key suppliers in the past, in particular in relation to delays in the delivery and maintenance of its subsea well-control equipment. Such issues could have a negative effect on Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group relies on third-party suppliers to provide parts, crew and equipment, and its operations may be adversely affected by supplier production disruptions, quality and sourcing issues, price increases or consolidation of suppliers as well as equipment breakdowns.

The Maersk Drilling Group’s reliance on third-party suppliers, manufacturers and service providers to secure equipment and crew used in the Maersk Drilling Group’s drilling operations exposes it to volatility in the quality, price and availability of such items. Certain specialized parts, crew and equipment used by the Maersk Drilling Group in its operations may be available only from a single or a small number of suppliers. A disruption in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases, defects or quality-control issues, recalls or other decrease in the availability or servicing of parts and equipment could adversely affect the Maersk Drilling Group’s ability to meet its commitments towards its customers, adversely impact operations and revenues by resulting in uncompensated downtime, reduced day rates under the relevant drilling contracts, cancellation or termination of contracts, or increased operating costs. In addition, consolidation of suppliers may limit the Maersk Drilling Group’s ability to obtain supplies and services when needed at an acceptable cost or at all.

Equipment deficiencies or breakdowns, whether due to faulty parts, quality control issues or inadequate installation, may result in increased maintenance costs and could adversely affect the Maersk Drilling Group’s operations and revenues by resulting in financial downtime. For example, the Maersk Drilling Group has a multi-year maintenance project to overhaul jacking gears on certain jack-up rigs involving significant costs. While the Maersk Drilling Group is pursuing recovery options in respect of certain of the project costs, there can be no assurance as to the extent to which Maersk Drilling will recover those costs. If mitigation measures put in place by the Maersk Drilling Group are not effective, it could lead to significant financial downtime, adversely affect the Maersk Drilling Group’s ability to meet its commitments towards its customers, potential cancellation or termination of drilling contracts, suspension or termination of operations, regulatory penalties or sanctions, property, environmental and other damage claims by customers or other third parties, which may in turn have a material adverse effect on the Maersk Drilling Group’s business, financial condition, results of operations, and reputation.

The Maersk Drilling Group faces risks associated with creating and executing new business models, particularly when such business models involve a risk profile, remuneration, or financial scheme that is different from a conventional drilling contract.

As an important part of its “Smarter Drilling for Better Value” strategy, the Maersk Drilling Group is exploring, and has in the past, implemented various degrees of innovative business models with customers and partners in order to expand its share of the value chain, while simultaneously creating better outcomes for its customers and long-term resilience of its business through increased customer collaboration, differentiation and utilization. Although such business model innovation is intended to offer further earnings opportunities for the Maersk Drilling Group, there are risks associated with creating and executing new business models, particularly when such business models involve a risk profile, remuneration, or financial scheme that is different from the Maersk Drilling Group’s conventional drilling contracts.

The Maersk Drilling Group is currently implementing two broad categories of business models including:

(i)

integrating new services into joint offerings to customers as an integrated service provider with the objective of removing waste in the well-delivery supply chain through better orchestration and alignment of incentives; and

(ii)

offering new financial models focused on risk and reward sharing through, among other things, deferred payments, fixed pricing or co-investments, enabling operators to develop fields that would otherwise be economically challenged. However, forecasting the success of any new business model is inherently uncertain and depends on a number of factors both within and outside of the Maersk Drilling Group’s control. The Maersk Drilling Group’s actual revenue and profit generated from such business models may be significantly greater or less than forecasts. In addition, the efficiencies anticipated from new business models may fail to be realized, the costs may be higher and the counterparty risk greater than expected. In addition, as the Maersk Drilling Group creates and executes more new business models and expands into other parts of the value chain, the Maersk Drilling Group’s risk profile may continue to shift. See also “ —The Maersk Drilling Group relies on third-party subcontractors to complete some parts of its projects and its operations may be adversely affected by the sub-standard performance or non-performance of those third-party subcontractors”, “—Legal and Regulatory Risks Related to the Maersk Drilling Group—The Maersk Drilling Group’s international activities increase the compliance risk associated with applicable anti-corruption laws” and “—Legal and Regulatory Risks Related to the Maersk Drilling Group—The Maersk Drilling Group’s international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.” Entering into new business models could have an adverse impact on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s drilling rigs are subject to damage or destruction by severe weather, and its drilling operations may be affected by severe weather conditions.

Some of the Maersk Drilling Group’s drilling rigs are located in areas that frequently experience hurricanes and other forms of severe weather conditions. For example, rigs located in certain parts of the North Sea may be subject to strong currents and low service temperatures, and rigs operating in the US Gulf of Mexico may, from time to time, be subject to tropical storm systems with high winds and waves. These conditions can cause damage or destruction to its drilling rigs. Further, high winds and turbulent seas could cause the Maersk Drilling Group to suspend operations on drilling rigs for significant periods of time. Even if its drilling rigs are not damaged or lost due to severe weather, the Maersk Drilling Group may experience disruptions in its operations due to evacuations, reduced ability to transport personnel or necessary supplies to the drilling unit, or damage to its customers’ platforms and other related facilities. Future severe weather could result in the loss or damage to the Maersk Drilling Group’s rigs or curtailment of its operations, which could adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group may experience reduced profitability or not fully realize its backlog of drilling revenue if its customers terminate, seek to renegotiate or fail to exercise an option to extend its drilling contracts, or if it fails to secure new drilling contracts.

The Maersk Drilling Group may be subject to the risk of its customers seeking to terminate or renegotiate their contracts. Customers’ financial positions, as well as restricted credit markets, may adversely affect their ability to perform their obligations under drilling contracts with the Maersk Drilling Group. As an example, the Maersk Drilling Group has experienced, as a result of events significantly adversely affecting customers’ demand for offshore drilling services (such as the COVID-19 pandemic), customers seeking to terminate or renegotiate their contracts. If the Maersk Drilling Group’s customers cancel or are unable or unwilling to renew some of their contracts, the Maersk Drilling Group will need to secure a new contract for that drilling rig and any time lag in doing so could lead to a period of non-utilization. In addition, where the Maersk Drilling Group tenders for new contracts, it is generally difficult to predict whether it will be awarded contracts on favorable terms or at all. The tenders are affected by a number of factors beyond the Maersk Drilling Group’s control, such as market conditions, competition (including the intensity of the competition in a particular market), financing arrangements and government approvals required by customers. If the Maersk Drilling Group is unable to secure new contracts on a timely basis and on substantially similar or better terms, if contracts are disputed or suspended for a period of time, or if a number of its contracts are renegotiated, such events would adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

In addition, customers exploring for or producing oil and/or natural gas (“E&P Companies”) commonly ask for options to extend their drilling contracts to include additional work. Such options may expose the Maersk Drilling Group to risk as the customer may decide not to exercise the option and the Maersk Drilling Group may, in the meantime, have to decline other work. In order to mitigate this risk, options should be exercised with a reasonable notice, however, getting E&P Companies to agree to include adequate notice provisions is difficult to achieve in a weak market. The need for long notice periods reflects the long lead times that characterize the industry in which the Maersk Drilling Group operates. Drilling rigs are often contracted long in advance of the date on which drilling commences and without adequate notice periods for options, the Maersk Drilling Group’s ability to market the rig effectively for future contacts may be compromised. Even if the customer decides to exercise the option and provides adequate notice, the terms of the option may be less favorable than the Maersk Drilling Group may otherwise be able to secure with alternative contracts.

Most of the Maersk Drilling Group’s drilling contracts may be cancelled by the customer without a termination fee becoming payable upon the occurrence of events beyond the Maersk Drilling Group’s control such as the loss or destruction of the drilling rig, or the suspension of drilling operations for a specified period of time as a result of a breakdown of critical equipment. While most of its contracts require the customer to pay a termination fee in the event of an early cancellation without cause, early termination payments will in most cases not fully compensate the Maersk Drilling Group for the full revenue loss of the contract and could result in the drilling rig becoming idle for an extended period of time. If the Maersk Drilling Group or its customers are unable to perform under existing contracts for any reason, or if the Maersk Drilling Group replaces terminated contracts with new contracts having less favorable terms, the Maersk Drilling Group’s backlog of estimated revenue would decline, adversely affecting the Maersk Drilling Group’s business, financial condition, and results of operations.

Additionally, the Maersk Drilling Group’s customers may be entitled to pay a waiting, or standby, rate lower than the full operational day rate if a drilling rig is not available to be fully operational for the customer. In addition, if a drilling rig is taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in the drilling contract, the Maersk Drilling Group may not be entitled to payment of day rates until the rig is able to work. If the interruption of operations were to exceed a determined period, the Maersk Drilling Group’s customers may have the right to pay a rate that is significantly lower than the waiting rate for a period of time or may terminate the drilling contracts related to the subject rig. Prolonged payment of reduced rates or termination of any drilling contract as a result of an interruption of operations could materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

The announcement and pendency of the Business Combination, and uncertainty about the effects of the Business Combination, may increase the risks outlined above and may adversely affect the Maersk Drilling Group’s ability to pursue otherwise attractive business opportunities as suppliers, vendors, partners, customers and other counterparties defer entering into contracts with, or making other decisions concerning the Maersk Drilling Group or seek to modify or terminate existing relationships with the Maersk Drilling Group.

The Maersk Drilling Group has certain customer concentrations, and the loss of a significant customer would adversely impact its financial results.

For the year ended December 31, 2021, six customers accounted for 77% of the Maersk Drilling Group’s consolidated revenue. Many of these relationships have lasted over 10 years. Of the $1.9 billion in contracted backlog as of December 31, 2021 (backlog represents expected revenues for 2022 and beyond and excludes Maersk Inspirer), 93% is attributable to six customers. The loss or material reduction of business from a significant customer could therefore have a material adverse impact on the Maersk Drilling Group’s results of operations and cash flows. Moreover, the Maersk Drilling Group’s drilling contracts subject it to counterparty risks. See “—The Maersk Drilling Group is exposed to the credit risks of key customers and certain other third parties.” The ability of each of the Maersk Drilling Group’s counterparties to perform its obligations under a contract with it will depend on a number of factors that are beyond its control such as the overall financial condition of the counterparty. Should a significant customer fail to honor its obligations under an agreement with the Maersk Drilling Group, the Maersk Drilling Group could sustain losses, which could have a material adverse effect on its business, financial condition, and results of operations.

Loss of key personnel or the failure to obtain or retain highly skilled personnel could have a material adverse effect on the Maersk Drilling Group’s operations.

The Maersk Drilling Group’s success depends on its retention of key personnel and its ability to recruit, retain and develop skilled personnel for its business. The demand for personnel with the capabilities and experience required in the oil and natural gas services industries is high, and even higher when market conditions are strong, and success in attracting and retaining such employees is not guaranteed. In addition, the oil and gas industry generally has increasingly struggled to attract talented and qualified personnel. There is intense competition for skilled personnel and there are, and may continue to be, shortages in the availability of engineers and other appropriately skilled people at all levels. Shortages of qualified personnel or the Maersk Drilling Group’s inability to obtain and retain qualified personnel could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

In addition, uncertainty about the effect of the Business Combination on employees may impair the Maersk Drilling Group’s ability to retain and motivate key personnel. If the key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, the Maersk Drilling Group’s business, financial condition and results of operations could be materially and adversely affected. See also “—Labor interruptions could have a material adverse effect on the Maersk Drilling Group’s operations.”

Labor interruptions could have a material adverse effect on the Maersk Drilling Group’s operations.

As of December 31, 2021, the Maersk Drilling Group had approximately 1,700 offshore and approximately 800 onshore employees. Labor interruptions may materially impact the Maersk Drilling Group. Certain of the Maersk Drilling Group’s employees and contractors in international markets, such as Norway and to a lesser extent Denmark, are represented by labor unions and work under collective bargaining or similar agreements, which are subject to periodic renegotiation. Although the Maersk Drilling Group has not experienced any labor disruptions in connection with its own personnel, there can be no assurance that labor disruptions by the Maersk Drilling Group’s employees will not occur in the future. Further, unionized employees of third parties on whom the Maersk Drilling Group relies may be involved in strikes or other forms of labor unrest, causing operational disruptions for the Maersk Drilling Group. Such industrial actions could result in additional costs to the Maersk Drilling Group, as well as limitations on the Maersk Drilling Group’s ability to operate its drilling rigs or provide services to its customers, which may have a material adverse impact on its business, financial condition, and results of operations. Further strikes are considered a possibility each year during annual salary negotiations. If future labor strikes force Maersk Drilling Group to shut down any of its operations, it could have a material adverse impact on its business, financial condition, and results of operations.

In addition, the Maersk Drilling Group will be required to reduce the size of its workforce post-Business Combination. Even if the process is implemented in accordance with the labor law practices in the relevant jurisdictions, there is a risk that certain redundancies may be challenged by employees or labor unions, and thus leading to multiple negotiations or legal proceedings. Such legal proceedings would result in additional costs for legal fees and, if unfavorable decisions were to be made against the Maersk Drilling Group, fines or damages. There is also a risk that the process will give rise to labor actions. Furthermore, major redundancies may also negatively affect the remaining personnel’s work environment and thereby harm daily operations.

The market value of equipment currently owned by the Maersk Drilling Group, including rigs, newbuilds and any further rigs the Maersk Drilling Group may acquire in the future may decrease. This could cause the Maersk Drilling Group to incur losses due to impairment of book values or if it decides to sell assets.

The fair market value of the drilling rigs and equipment currently owned by the Maersk Drilling Group and/or those the Maersk Drilling Group may acquire in the future, may increase or decrease depending on a number of factors, including:

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of the drilling rigs and equipment;

•	supply and demand for drilling rigs and equipment;

•	cost of newbuilds;

•	impact on financing by way of certain covenants under the Maersk Drilling Facilities Agreements (as defined herein);

•	prevailing level of drilling services contract day rates and utilization;

•	operational cost levels of rigs;

•	future expectations of contract day rates, utilization, and operational cost levels;

•	discount rate used for future earnings;

•	government laws and regulations, including environmental protection laws and regulations and such laws becoming more stringent; and

•	technological advances.

The Maersk Drilling Group evaluates its book values on a regular basis based on the factors above and if drilling rig and equipment values fall significantly, the Maersk Drilling Group may have to record an impairment loss in its financial statements, which could adversely affect the Maersk Drilling Group’s financial results and condition. In 2021, the Maersk Drilling Group recognized an impairment reversal of $11 million in connection with the sale of Maersk Gallant.

Upgrade, refurbishment and repair projects are subject to risks, including delays and cost overruns, which could have an adverse impact on the Maersk Drilling Group’s available cash resources and results of operations.

The Maersk Drilling Group incurs upgrade, refurbishment and repair expenditures for its rigs from time to time, typically when upgrades are required by industry standards and/or by law. Such expenditures are also necessary in response to requests by customers, inspections, regulatory or certifying authorities or when a rig is damaged. Upgrade, refurbishment and repair projects are subject to execution risks, including cost overruns or delays resulting from, for example:

•	unexpected long delivery times for, or shortages of, key equipment, parts and materials as has occurred from time to time;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel as has occurred from time to time;

•	unforeseen design and engineering problems;

•

latent damages to or deterioration of hull, equipment and machinery in excess of engineering estimates and assumptions, as may occur as a result of operating in a harsh environment such as certain parts of the North Sea;

•	health, safety, security and environment (“HSSE”) incidents occurring during the project;

•	disputes with shipyards and suppliers;

•	changes to a particular customers’ specifications;

•	failure or delay in obtaining acceptance of a rig from a customer;

•	adverse weather conditions, such as the harsh environments found in certain parts of the North Sea or extreme weather conditions found from time to time in the US Gulf of Mexico; and

•	inability or delay in obtaining flag-state, classification society, certificate of inspection, or regulatory approvals.

Significant cost overruns and/or delays have in the past and could in the future adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. Additionally, capital expenditures and deferred costs for upgrading and refurbishment projects, including any planned refurbishments, upgrades or conversions of the rigs, could exceed the Maersk Drilling Group’s planned capital expenditures. Failure to complete an upgrade, refurbishment, repair or conversion projects on time may, in some circumstances, result in the delay, renegotiation or cancellation of a drilling contract and could put at risk planned arrangements to commence operations on schedule. The Maersk Drilling Group could also be exposed to contractual penalties for failure to complete an upgrade, refurbishment or repair project and consequentially a failure to commence operations in a timely manner. Rigs undergoing upgrade, refurbishment or repairs generally do not earn a day rate during the period they are out of service. Failure by the Maersk Drilling Group to minimize lost day rates resulting from the immobilization of its rigs may materially adversely impact the Maersk Drilling Group’s business, financial condition, and results of operations.

There may be limits to the Maersk Drilling Group’s ability to mobilize rigs between geographic areas, and the duration, risks and associated costs of such mobilizations may be material to the Maersk Drilling Group’s business.

The offshore drilling industry is a global market as rigs can, depending on the technical capability of a rig to relocate and operate in various environments, as well as a rig’s regulatory compliance with local technical requirements, be moved from one area to another. However, mobilization of rigs is expensive and time-consuming and can be impacted by several factors including, but not limited to, governmental regulation and customs practices, availability of tugs and dry tow vessels, weather, currents, political instability, civil unrest, and military actions and rigs may as a result become stranded. Some jurisdictions, such as Norway, enforce strict technical requirements on the rigs, requiring substantial physical modification to the rigs before they can be utilized. Such modifications may require significant capital expenditures, and as a result, may limit the use of the rigs to those jurisdictions in the future. In addition, mobilization always caries the risk of damage to the rig. Failure to mobilize a rig in accordance with the deadlines set by a specific customer contract could result in a loss of compensation, liquidated damages or the cancellation or termination of the contract. In some cases, the Maersk Drilling Group may not be paid for the time that a rig is out of service during mobilization. In addition, in the hope of securing future contracts, the Maersk Drilling Group may choose to mobilize a rig to another geographic market without a customer contract in place. If no customer contracts are acquired, Maersk Drilling Group would be required to absorb these costs. Mobilization and relocating activities could therefore potentially have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

Reactivation of stacked rigs is subject to risks, including delays and cost overruns, which could have an adverse impact on the Maersk Drilling Group’s available cash resources and results of operations.

As of December 31, 2021, the Maersk Drilling Group had one jack-up rig stacked in Denmark and one semisubmersible rig stacked in the Caspian Sea. The Maersk Drilling Group expects to reactivate those of its rigs that are currently stacked once those rigs are contracted and may consider reactivating additional rigs in anticipation of expected positive economic returns on such reactivation. Reactivation projects are subject to execution risks, including cost overruns or delays, which may adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. Capital expenditures and deferred costs for reactivation of stacked rigs could also exceed the Maersk Drilling Group’s planned capital expenditures. Failure to complete a reactivation on time may, in some circumstances, result in the delay, renegotiation or cancellation of a drilling contract and could put at risk planned arrangements to commence operations on schedule, exposing the Maersk Drilling Group to contractual penalties. A successful reactivation project could be impacted if incorrect or insufficient preservation processes were used during the stacking period, causing increased costs and/or delays for reactivation beyond that budgeted.

Physical infrastructure and logistics systems in some of the areas where the Maersk Drilling Group operates are underdeveloped.

Physical infrastructure and logistics systems, such as roads, air transport facilities and lines of communication, in certain areas of the world where the Maersk Drilling Group operates, are underdeveloped and may not have been adequately funded and maintained. For example, the Maersk Drilling Group operates in certain areas that are concurrently developing infrastructure around the oil and gas industry, such as West Africa, and such infrastructure is not always fully developed at the time that the Maersk Drilling Group is operating in the region. This may have an effect on the efficiency and safety of the Maersk Drilling Group’s operations in these regions due to reduced efficiency, predictability, reliability, and safety in the transportation of equipment and personnel. Breakdowns or failures of any part of the physical infrastructure or logistics systems in the areas where the Maersk Drilling Group operates may disrupt the Maersk Drilling Group’s normal business activities, cause the Maersk Drilling Group to suspend operations, or make Maersk Drilling Group operations impossible. Such circumstances, or any further deterioration of the physical infrastructure in the areas where the Maersk Drilling Group operates, may increase the costs of doing business and interrupt business operations, any or all of which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations. In addition, as many new areas for drilling for oil and natural gas are made in areas of the world that may still be developing the relevant infrastructure, the Maersk Drilling Group’s exposure to this risk may increase in the future.

The Maersk Drilling Group’s business, financial condition, and results of operations may be adversely affected if it does not make accurate assumptions and estimates when tendering for new drilling contracts.

The Maersk Drilling Group must make certain assumptions and estimates when it tenders for new contracts, as well as identify key issues and risks (including, but not limited to, the degree of complexity of the project assumptions regarding rig efficiency or utilization of equipment, HSSE performance requirements, operational expenses, mobilization costs, tax payments, availability of skilled personnel and availability of critical equipment with long lead times). Assumptions are particularly necessary when tendering for a new client or entering new product or geographic markets. Even when a risk is properly identified, the Maersk Drilling Group may be unable to or may not accurately quantify it. Unforeseen or unanticipated risks and incorrect assumptions when bidding for a contract may lead to increased costs and/or loss of revenue for the Maersk Drilling Group and could adversely affect its business, financial condition, and results of operations.

The Maersk Drilling Group is exposed to the credit risks of key customers and certain other third parties.

The Maersk Drilling Group is subject to risks of loss resulting from the non-payment or non-performance by third parties of their obligations. Although the Maersk Drilling Group monitors and manages counterparty risks, some of the Maersk Drilling Group’s customers and other parties may be highly leveraged and subject to their own operating, financial and regulatory risks. For example, some of the Maersk Drilling Group’s contractual counterparts are special purpose vehicles created for the purpose of carrying out a specific offshore oil and gas project. These special purpose vehicles typically have limited assets or capital, and the Maersk Drilling Group is not always able to obtain parent or third-party performance or financial guarantees for such counterparts’ obligations. During more challenging market environments, the Maersk Drilling Group will be subject to an increased risk of customers seeking to repudiate contracts. The ability of the Maersk Drilling Group’s customers to perform their contractual obligations may also be adversely affected by restricted credit markets and economic downturns. Any bankruptcy, insolvency or inability by the Maersk Drilling Group’s customers to settle their debts or honor their obligations to the Maersk Drilling Group when they fall due may adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group may also have considerable risk in relation to joint-venture partners and other parties with whom the Maersk Drilling Group does and will collaborate with, in particular related to the possible non-performance of such parties of their obligation towards the Maersk Drilling Group. See “—The Maersk Drilling Group faces risks associated with joint ventures and investments in associates.”

The Maersk Drilling Group’s labor costs and related operating costs could increase as a result of a number of factors.

A number of factors could increase the Maersk Drilling Group’s labor costs and potentially affect other costs of operations. For example, during historic periods of high growth within the industry, the cost of qualified personnel and equipment has increased dramatically. Even during periods of low growth within the industry, personnel and operating costs related to specific operations may increase as a result of increasingly-stringent local content requirements, which require personnel, services, and equipment to be sourced from the local jurisdiction (see also “—Legal and Regulatory Risks Related to the Maersk Drilling Group—The Maersk Drilling Group is subject to complex laws and regulations in various jurisdictions that can adversely affect the cost, manner or feasibility of conducting its business.”).

Although the Maersk Drilling Group’s longer term contracts (those over 12 months in length) with customers typically include price escalation clauses, which establish agreed annual rate increases typically linked to a relevant index to cover the Maersk Drilling Group’s increased costs, there can be no assurance that such clauses will be sufficient to fully compensate the Maersk Drilling Group for higher personnel expenses or related operational costs. Further, certain countries where the Maersk Drilling Group operates may lack a suitable price escalation index, which makes it difficult for the Maersk Drilling Group to negotiate an acceptable escalation clause. Additional labor and related operating costs could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

The majority of Maersk Drilling’s operating revenues are derived from day rates which are subject to fluctuations depending on external factors that include, but are not limited to, the general level of oil and gas prices and the demand and supply of drilling rigs. The same cannot be said for the Maersk Drilling Group’s operating and maintenance costs which are largely fixed in nature. Since record high day rates in 2014, day rates included in new contracts for Maersk Drilling Group’s drilling rigs have declined. In response, the Maersk Drilling Group has implemented cost reductions, however operating and maintenance costs have not declined in line with day rates during the same period. From 2017 into 2020, gradual improvements in day rates were observed, reflecting an upturn in the general market. In March 2020, in conjunction with the spread of a global pandemic, day rates and demand for drilling rigs fell to all-time lows. Since then, in the backdrop of the strongest oil price since 2014, demand for drilling rigs has rebounded and day rates have seen meaningful recoveries, although they still remain below levels observed in 2014. In a situation where a drilling rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling rigs for the idle period and the Maersk Drilling Group may not be able to successfully redeploy crew members who are not required to maintain the drilling rig. Accordingly, there can be no assurance that the Maersk Drilling Group will be successful in reducing its costs proportionately under circumstances where its revenues may also have decreased. To the extent that changes in the Maersk Drilling Group’s operating and maintenance costs are not proportionate to changes in operating revenues there may be a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group may not be able to keep pace with a significant step-change in technological development.

The market for the Maersk Drilling Group’s services is affected by significant technological developments that have resulted in, and will likely continue to result in, substantial improvements in equipment functions and performance throughout the industry. As a result, the Maersk Drilling Group’s future success and profitability will be dependent in part upon its ability to:

•	improve existing services, rigs and rental equipment;

•	address the increasingly sophisticated needs of its customers; and

•	anticipate major changes in technology and industry standards and respond to technological developments on a timely basis.

If the Maersk Drilling Group is not successful in acquiring new equipment or upgrading its existing drilling rigs, rental equipment, or the technical skill set of its employees on a timely and cost-effective basis in response to technological developments or changes in industry standards, or if a significant step-change in technology provides an alternative method for drilling, this could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s success depends to a large extent on IT systems, and the occurrence of an attack or other IT systems incident or break down could result in operational disruption, theft or data corruption and could cause financial or reputational harm to the Maersk Drilling Group.

The Maersk Drilling Group’s ability to timely and correctly obtain, process and transmit data related to its operations and products is critical to the effective management of its business. A breakdown of or disruption to any of the Maersk Drilling Group’s IT systems could materially impact its relationships with customers, its reputation and its operating costs and margins.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased. A cyberattack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruptions and denial-of-service. In June 2017, A.P. Moller Maersk A/S and its consolidated subsidiaries (together, the “Maersk Group”), and many other firms and organizations in Europe and the United States, experienced a malicious ransomware-based cyberattack which resulted in significant and extended disruptions to critical IT systems and infrastructure. As a part of the Maersk Group at the time, the Maersk Drilling Group relied on certain of the Maersk Group’s IT systems. The cyberattack resulted in an effective lock down of infected computers on the Maersk Group’s network, with files and documents on affected systems involuntarily encrypted and rendered inaccessible. The cyberattack significantly limited computer access on the administrative side of the Maersk Drilling Group’s IT systems and infrastructure. However, due to information security counter-measures, the Maersk Drilling Group’s operations were unaffected by the cyberattack.

The Maersk Drilling Group’s technologies, systems and networks, and those of third parties on which the Maersk Drilling Group relies, could be the target of future cyberattacks or information security breaches. Any such event could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption to the Maersk Drilling Group’s business and operations. In addition, certain cyber incidents, such as surveillance, could remain undetected for an extended period of time. There can be no assurance that the Maersk Drilling Group will not be the target of cyberattacks in the future or suffer losses related to any such cyber incident.

Such attacks could lead to IT systems downtime, loss of access to business applications, inability to meet legal, regulatory or contractual requirements, loss of business information and/or intellectual property through destruction or theft and adversely impact production networks and production capabilities. If the Maersk Drilling Group is not successful in achieving additional operational efficiencies and enhanced IT security through ongoing maintenance, improvement and development of its IT systems, its ability to maintain operational efficiencies and cost structure relative to its competitors and to defend against such cyber incidents could deteriorate, which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group has engaged in divestments that may subject it to associated risks and liabilities.

The Maersk Drilling Group has provided, and may in the future provide, certain representations, warranties and indemnities in connection with the businesses it sells. For example in connection with the divestment of Maersk Inspirer in 2021 to Havila Sirius and the sale of the jack-ups Maersk Guardian and Maersk Gallant to New Fortress Energy in the first half of 2021, Maersk Drilling provided certain standard representations and warranties to the respective buyers. As a result, the Maersk Drilling Group may be subject to the risk of liability for breach of representations and warranties and/or indemnity obligations in favor of the respective buyers. While the Maersk Drilling Group does not currently believe there will be any material claims under the representations, warranties and indemnities it has provided, it is possible that claims could be made against the Maersk Drilling Group in the future. If such a claim or claims were successful, it could have a material adverse effect on the Maersk Drilling Group’s results of operations, cash flows and financial position.

The Maersk Drilling Group faces risks associated with joint ventures and investments in associates.

The Maersk Drilling Group has made investments in joint ventures and associates. Such investments are often entered into to satisfy local requirements in certain jurisdictions and the terms of the investment agreements vary depending on the counterparty and jurisdiction involved. For example, the Maersk Drilling Group enters into joint ventures with local partners in the ordinary course of business to satisfy local content requirements in certain African countries in which it operates. Additionally, in April 2018, Maersk Drilling entered a joint venture agreement with Maersk Supply Service A/S to establish Maersk Decom A/S, for the purpose of providing bundled decommissioning solutions to global oil and natural gas operators.

Investments in joint ventures or associates over which the Maersk Drilling Group has partial or joint control are subject to the risk that the other shareholders of the joint venture or associate, who may have different business or investment strategies than the Maersk Drilling Group or with whom the Maersk Drilling Group may have a disagreement or dispute, may have the ability to block business, financial, or management decisions (such as the decision to distribute dividends or appoint members of management) which may be crucial to the success of the Maersk Drilling Group’s investment in the joint venture or associate, or could otherwise implement initiatives which may be contrary to the Maersk Drilling Group’s interests. The Maersk Drilling Group’s partners may be unable, or unwilling, to fulfil their obligations under the relevant shareholder agreements (for example by non-contributing working capital or other resources), or may experience financial, operational, or other difficulties that may adversely impact the Maersk Drilling Group’s investment in a particular joint venture or associate. In addition, the Maersk Drilling Group’s partners may lack sufficient controls and procedures which could expose the Maersk Drilling Group to risk. If any of the foregoing were to occur, such occurrence could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

Financial Risks Related to the Maersk Drilling Group

The Maersk Drilling Group operates in a capital-intensive industry and its future sources of financing are not necessarily secured.

The Maersk Drilling Group operates in a capital-intensive industry and thus may have substantial capital needs in order to be able to cover its obligations in connection with maintaining its fleet of drilling rigs and any potential future growth strategies.

The Maersk Drilling Group finances its capital expenditures through a combination of operating cash flow and debt financing. It is not certain that the Maersk Drilling Group will generate enough free cash flow to enable it to cover all its financing needs without resorting to debt financing or that its capital expenditures and other investments will yield the returns that it anticipates. The Maersk Drilling Group has an undrawn revolving credit facility (the “Maersk Drilling Revolving Credit Facility”) in an aggregate principal amount of $400,000,000. Although it is expected that the Maersk Drilling Revolving Credit Facility will provide the Maersk Drilling Group with sufficient liquidity in case of potential downside scenarios, the available amount under the facility may not sufficiently cover the needs of the Maersk Drilling Group in situations where risk factors relating to, inter alia, idle periods, lower rates, lower payments for downtime, project cost overruns and cost increases materialize in a manner not foreseen and catered for by the Maersk Drilling Group. Moreover, it may not be possible, irrespective of the general level of interest rates, to obtain additional required debt financing or it may only be possible to do so with difficulty, with delay or at unfavorable commercial terms.

If the Maersk Drilling Group’s degree of leverage is too high, it could become more vulnerable in the event of a downturn in business or the economy generally. In addition, if the Maersk Drilling Group is unable to comply with the restrictions and the financial covenants in the Maersk Drilling Facilities Agreements or any future agreement governing its indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of repayment of funds that have been borrowed.

The Maersk Drilling Group has incurred, and may in the future incur, significant amounts of debt. As of December 31, 2021, the Maersk Drilling Group had total outstanding interest-bearing debt with a carrying amount of $1.05 billion. The Maersk Drilling Group’s degree of leverage could make it more vulnerable to a downturn in business or the economy generally. The Maersk Drilling Group could default on its debt service obligations, or, if it becomes more leveraged in the future, the resulting increase in debt service requirements could cause it to default on its obligations, any of which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

If the Maersk Drilling Group is unable to comply with the restrictions and covenants in the term and revolving facilities agreement with, inter alia, (i) DNB Bank ASA and Nordea Bank Abp, Filial i Norge as

bookrunners, mandated lead arrangers and coordinators, (ii) BNP Paribas, Danske Bank A/S and ING Bank N.V. as bookrunners and mandated lead arrangers, (iii) Commerzbank Aktiengesellschaft and Nykredit Bank A/S as mandated lead arrangers, (iv) Barclays Bank PLC and Skandinaviska Enkilda Banken AB (publ) as lead arrangers, (v) Clifford Capital Pte. Ltd., Citibank N.A., Jersey Branch, JPMorgan Chase Bank, N.A., London Branch and Sumitomo Mitsui Banking Corporation Europe Limited as arrangers, (vi) certain of the subsidiaries of MDH as guarantors, (vii) the financial institutions listed therein as lenders, and (viii) DNB Bank ASA as agent and security agent (as amended and supplemented from time to time, the “Syndicated Facilities Agreement”), the $350 million term loan facility (the “DSF Facility”) originally dated December 10, 2018 with, inter alia, Danmarks Skibskredit A/S as arranger, original lender and security agent (the “DSF Facility Agreement” and, together with the Syndicated Facilities Agreement, the “Maersk Drilling Facilities Agreements”), or any other future debt financing agreements, there could be a default or cancellation under the terms of those agreements and lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. The Maersk Drilling Group’s ability to comply with these restrictions and covenants, including meeting financial ratios and measures, is dependent on its future performance. Borrowings under debt arrangements that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. In addition, each of the Syndicated Facilities Agreement and the DSF Facility Agreement include change of control provisions. If either of such change of control provisions is triggered, it could result in Maersk Drilling having to immediately prepay all amounts, including interest, accrued and owing under the facilities made available pursuant to the Syndicated Facilities Agreement and the DSF Facility Agreement, respectively. Moreover, the DSF Facility Agreement includes, with effect from, and subject to the occurrence of, the date of completion of the Offer, a provision to the effect that if A.P. Møller Holding A/S ceases to be represented on the Topco Board, this could result in the Maersk Drilling Group having to immediately prepay all amounts, including interest, accrued and owing under the facility made available pursuant to the DSF Facility Agreement.

In addition, the facilities under the Syndicated Facilities Agreement (the “Syndicated Facilities”) are secured, as of the date hereof, by (i) first priority mortgages on 16 of the Maersk Drilling Group’s 19 rigs/vessels (the “Syndicated Collateral Rigs”), (ii) first priority assignment of insurance of the Syndicated Collateral Rigs, (iii) first priority pledge of certain bank accounts, (iv) first priority share pledge in the group members being owners of the Syndicated Collateral Rigs and certain material intra-group charterers in respect of the Syndicated Collateral Rigs and (v) subordination of certain intra-group loans. In certain circumstances, earnings in respect of employment contracts for the Syndicated Collateral Rigs will be assigned in favor of the lenders under the Syndicated Facilities Agreement. The DSF Facility is secured by certain liens, including a first priority mortgage on Maersk Developer, Maersk Voyager and Maersk Venturer.

Accordingly, the Maersk Drilling Group’s degree of leverage, restrictive covenants in the Syndicated Facilities Agreement and the DSF Facility Agreement, respectively, or the fact that the majority of the Maersk Drilling Group’s existing assets have been pledged in favor of existing lenders could affect its ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes.

If any of these events occur, the Maersk Drilling Group cannot guarantee that its assets will be sufficient to repay in full all of its outstanding indebtedness, and the Maersk Drilling Group may be unable to find alternative financing. Even if the Maersk Drilling Group could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. The occurrence of such events may have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s results are affected by fluctuations in foreign exchange rates.

The Maersk Drilling Group’s income is primarily denominated in U.S. dollars, while the related expenses are incurred in a wide range of currencies, including U.S. dollars, Danish krone, pounds sterling, Australian dollars and Norwegian kroner. In order to manage foreign exchange rate exposure related to costs incurred in local currency, the Maersk Drilling Group has implemented a long-term hedging strategy, whereby costs associated with its head office in Denmark are hedged with financial transactions while in other jurisdictions the hedging strategy is to enter into customer contracts where an element of the contract value is in the local currency of the relevant jurisdiction to match, or hedge part of, the local costs.

There are complexities inherent in determining whether and when foreign currency exposure of the Maersk Drilling Group will materialize. The Maersk Drilling Group may also have difficulty in fully implementing its hedging strategy if its hedging counterparties are unwilling to increase derivative risk limits with it, and the Maersk Drilling Group is also exposed to the risk of non-performance or default by these hedging counterparties. The exchange rates at which the Maersk Drilling Group is able to hedge its foreign currency exposure may also deteriorate. Accordingly, its foreign currency hedging strategy may not protect it from significant changes in the exchange rate of the U.S. dollar to other currencies, in particular over the long term, which could have a negative effect on the Maersk Drilling Group’s results of operation and financial condition. In addition, in accordance with its hedging strategy, the Maersk Drilling Group estimates its local currency costs in order to hedge the local currency element of its non-U.S. dollar-denominated contracts and to the extent that any portion of such costs is not hedged, the Maersk Drilling Group will be exposed to changes in exchange rates, which may be significant. Failure to manage this cost/price exposure could have an effect on the Maersk Drilling Group’s business, financial condition, and results of operations. In addition to the foreign currency exposure that the Maersk Drilling Group faces in its operations, certain jurisdictions in which the Maersk Drilling Group operates may from time to time impose restrictions on the movement of cash thereby limiting the Maersk Drilling Group’s ability to move money from the local jurisdiction. Any such restrictions could have an adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group is exposed to risks relating to interest rate fluctuations.

The facility made available under the DSF Facility Agreement and the majority of the facilities made available under the Syndicated Facilities Agreement have floating interest rates. In order to manage the Maersk Drilling Group’s exposure to interest rate fluctuations, the Maersk Drilling Group targets to have a portion of its gross debt at fixed interest rates either directly or through interest rate swaps over the duration of the Syndicated Facility.

If the Maersk Drilling Group is unable to effectively manage its interest rate exposure, any increase in market interest rates would increase the Maersk Drilling Group’s interest rate exposure, debt service obligations, earnings and cash flow. Such changes in interest rates could also have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

Legal and Regulatory Risks Related to the Maersk Drilling Group

The Maersk Drilling Group is subject to complex laws and regulations in various jurisdictions that can adversely affect the cost, manner or feasibility of conducting its business.

The Maersk Drilling Group operates globally across multiple jurisdictions and is subject to numerous laws and regulations in the jurisdictions in which it operates, covering a variety of areas, including:

•	oil and natural gas exploration and development;

•	the equipment requirements for, and operation of, drilling rigs, and provision of well services;

•	customs duties on the importation of drilling rigs and equipment;

•

protection of the environment (see also “—The Maersk Drilling Group may be subject to liability under multifaceted environmental laws and regulations and contractual environmental liability, which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.”);

•

taxation of offshore earnings and the earnings of expatriate personnel (see also “—The complexity and continued development of local and international tax rules and interpretation thereof and the complexity of the Maersk Drilling Group’s business, together with increased political and public focus on multinational companies’ tax payments, may expose the Maersk Drilling Group to financial and reputational risks.”);

•	repatriation of foreign earnings;

•	HSSE performance requirements;

•	the employment and compensation of local employees; and

•	the use of local suppliers, contractors, representatives and/or agents by the Maersk Drilling Group.

In addition, some foreign governments favor or require: (i) the awarding of drilling contracts to contractors wholly or partially owned by their own citizens; (ii) the partial or complete ownership of drilling rigs and/or equipment by their own citizens; (iii) the local registration of companies or branches; (iv) the use of a local representative/agent; (v) the purchase of goods or services from local suppliers; (vi) ministerial or central bank approval for payments in a currency other than the local currency and/or (vii) the employment of their own citizens. These practices, known as “local content requirements,” may, to the extent that there is a limited supply of local suppliers, partners and contractors qualified for the Maersk Drilling Group’s services, materially adversely affect the Maersk Drilling Group’s ability to compete or to operate in those regions as well as the Maersk Drilling Group’s costs and ultimately its business, financial condition, and results of operations. To the extent local content requirements are only discovered or confirmed after operations have commenced, the Maersk Drilling Group may be restricted from receiving payments for its drilling services, incur substantial costs and may ultimately be required to cease operations in the local jurisdiction. Further, it is difficult to predict what laws or regulations may be enacted in the future or how the local authorities’ implementation, interpretation, or enforcement of such regulations could adversely affect the global drilling industry and the Maersk Drilling Group’s business.

Applicable laws and regulations can significantly affect the ownership and operation of the Maersk Drilling Group’s rigs, and failure to comply may subject the Maersk Drilling Group to exclusion from the relevant market, loss of future and existing contracts, and criminal sanctions or administrative or civil remedies, including fines, denial of export privileges, injunctions, or seizures of assets. While the Maersk Drilling Group maintains policies designed to comply with various foreign laws and regulations, it may not be possible for the Maersk Drilling Group to detect or prevent every violation in every jurisdiction in which its employees, agents, subcontractors or joint venture partners are located. Should such a violation occur, the Maersk Drilling Group or its directors, officers, and employees may therefore be subject to civil and criminal penalties and to reputational damage.

The Maersk Drilling Group may be subject to liability under multifaceted environmental laws and regulations and contractual environmental liability, which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s operations are subject to a variety of laws, regulations, and requirements in multiple jurisdictions controlling the discharge of various materials into the environment (including petroleum products, asbestos, polychlorinated biphenyls and other substances that may be present at, or released or emitted from, the Maersk Drilling Group’s operations), requiring removal and clean-up of materials that may harm the environment, controlling carbon dioxide emissions, or otherwise relating to the protection of the environment. Such laws, regulations and requirements vary from jurisdiction to jurisdiction. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

In general, the laws and regulations protecting the environment are becoming increasingly numerous, stringent, and complex. For example, the Maersk Drilling Group is subject to U.S. regulations (such as the Clean Water Act, and other regulations administered by the U.S. Coast Guard, the Environmental Protection Agency (“EPA”), and the BSEE), UK regulations (such as the requirement to have an Oil Pollution Emergency Plan pursuant to the Offshore Safety Directive), and other national and international regulations (such as the requirement to have a Shipboard Oil Pollution Emergency Plan pursuant to the International Maritime Organization (“IMO”)). The Maersk Drilling Group incurs, and expects to continue to incur, significant capital and operating costs to comply with applicable environmental laws and regulations.

A failure to comply with applicable environmental laws and regulations, or to obtain or maintain necessary environmental permits or approvals, or a non-compliant release of oil or other hazardous substances in connection with the Maersk Drilling Group’s operations could subject the Maersk Drilling Group to significant administrative and civil fines and penalties, criminal liability, remediation costs for natural resource damages, third-party damages, and material adverse publicity, or may result in the suspension or termination of its operations. Some laws may expose the Maersk Drilling Group to liability for the conduct of, or conditions caused by, third parties (including customers and subcontractors), or for acts that were in compliance with all applicable laws at the time they were performed. Further, some of these laws and regulations may impose direct and strict liability, rendering a company or a person liable for environmental damage without regard to negligence. The Maersk Drilling Group is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and the insurance may not be sufficient to cover all such risks and may at times become materially more costly to acquire.

The Maersk Drilling Group has generally been able to obtain some degree of contractual indemnification pursuant to which its customers agree to hold harmless and indemnify the Maersk Drilling Group against liability for pollution, well and environmental damage. However, generally in the oil and natural gas services industry there is increasing pressure from customers to pass on a larger portion of the liabilities to contractors, such as the Maersk Drilling Group, as part of their risk management policies. Further, there can be no assurance that the Maersk Drilling Group can obtain indemnities in its contracts or that, in the event of extensive pollution and environmental damage, its customers would have the financial capability to fulfil their contractual obligations. Further, such indemnities may be deemed legally unenforceable based on relevant law, including as a result of public policy.

Finally, if a major industry incident, such as the blowout of the Macondo well in the U.S. Gulf of Mexico in 2010, was to occur again, this could lead to a regulatory response which may result in further increased operating costs and exposures. The Maersk Drilling Group cannot predict with any certainty what further impact, if any, future serious incidents may have on the regulation of offshore oil and natural gas exploration and development activity and the cost and availability of insurance coverage to cover the risks of such activities. The enactment of new or stricter regulations in the United States and other countries and increased liability for companies operating in this sector plus increased cost or unavailability of insurance could adversely affect the Maersk Drilling Group’s operations.

Regulation of GHGs and climate change related legislation, global decarbonization, and changes in the availability of financing for fossil fuel companies could have a negative impact on the Maersk Drilling Group’s business, financial condition, and results of operations.

Governments around the world are increasingly focused on enacting laws and regulations regarding climate change and regulation of greenhouse gases. Lawmakers and regulators in the jurisdictions where the Maersk Drilling Group operates have proposed or enacted regulations requiring reporting of greenhouse gas emissions and the restriction thereof. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues and impose reductions of hydrocarbon-based fuels, and encouraging the implementation of net-zero greenhouse gas emission pledges. The Norwegian government, for example, has declared that its goal is to achieve net-zero greenhouse gas emissions by 2030; to achieve that goal, Norway’s oil and gas producers may be required to lower their carbon output or purchase carbon credits to offset their emissions, which could unfavorably impact the Maersk Drilling Group’s customers and, in turn, the Maersk Drilling Group’s business. Laws or regulations incentivizing or mandating the use of alternative energy sources such as wind power and solar energy have also been enacted in certain jurisdictions. Numerous large cities globally and a few countries have mandated conversion from internal combustion engine-powered vehicles to electric-powered vehicles and placed restrictions on non-public transportation. Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil could reduce demand for oil. These measures are aimed at reducing reliance on and future demand for oil, which could have a material impact on the Maersk Drilling Group’s business.

In recent years, federal, state and local governments have taken steps to reduce emissions of GHGs and encourage decarbonization. The EPA has finalized a series of GHG monitoring, reporting and emissions control rules, and the U.S. Congress has, from time to time, considered adopting legislation to reduce emissions. Several states have already taken measures to reduce emissions of GHGs primarily through the development of GHG emission inventories or regional GHG cap-and-trade programs. While we are subject to certain federal GHG monitoring and reporting requirements, our operations currently are not adversely impacted by existing federal, state and local climate change initiatives. Although Congress previously considered but did not adopt proposed legislation aimed at reducing GHG emissions, recent Congressional resolutions and the new Democratic majority in both the Senate and House of Representatives make it likely Congress will soon consider new legislation requiring decarbonization or use of renewable energy in much higher proportions. The likelihood of such legislation has increased due to the current administration. Recently, several states and local jurisdictions have pledged to remove internal combustion engines from their roads as early as 2035. Consequently, legislation and regulatory programs to reduce GHG emissions could have an adverse effect on our business, financial condition and results of operations.

Such environmental, social and governance activism and initiatives aimed at limiting climate change and reducing air pollution could impact our business activities, operations and ability to access capital. Furthermore, some parties have initiated public nuisance claims under federal or state common law against certain companies involved in the production of oil. As a result, private individuals or public entities may seek to enforce environmental laws and regulations against us and could allege personal injury, property damages or other liabilities. Although our business is not a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.

Laws, regulations, treaties, and international agreements related to greenhouse gases and climate change may unfavorably impact the Maersk Drilling Group’s business, its suppliers, and its customers, may result in increased compliance costs and operating restrictions, restrict the Maersk Drilling Group’s access to debt and equity capital or its ability to secure insurance coverage, and could reduce drilling in the offshore oil and natural gas industry generally, all of which would have a material adverse impact on the Maersk Drilling Group’s business, financial condition, and results of operations.

Finally, most scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere and climate change may produce significant physical effects on weather conditions, such as increased frequency and severity of droughts, storms, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas produced or cause us to incur significant costs in preparing for or responding to the effects of climatic events themselves. Potential adverse effects could include disruption of our production activities, including, for example, damages to our facilities from winds or floods, increases in our costs of operation or reductions in the efficiency of our operations, impacts on our personnel, supply chain, or distribution chain, as well as potentially increased costs for insurance coverages in the aftermath of such effects. Our ability to mitigate the adverse physical impacts of climate change depends in part upon our disaster preparedness and response and business continuity planning.

The Maersk Drilling Group operates globally across multiple jurisdictions, and is thereby exposed to a number of risks inherent in international operations, including political, civil, or economic disturbance.

The Maersk Drilling Group currently operates globally across multiple jurisdictions and may operate in additional countries in the future, thereby exposing it to risks that are inherent to conducting international operations, some of which are due to factors beyond the Maersk Drilling Group’s control, including:

•	terrorist acts, war, civil disturbances and military actions;

•	seizure, nationalization or expropriation of property or equipment;

•	political unrest or revolutions;

•	acts of piracy, which have historically affected ocean-going vessels (as may be found when Maersk Drilling operates in certain parts of Africa);

•	actions by environmental organizations;

•	public health threats (such as the recent and ongoing COVID-19 pandemic);

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations (such as in certain areas of the North Sea harsh environment);

•	delays or difficulties in obtaining necessary visas and work permits for its employees (as employees may be relocated from time to time);

•	wage and price controls imposed by the relevant authorities; and

•	imposition of trade barriers, moratoriums or sanctions and other forms of government regulation and economic conditions.

Some of these risks could result in events that limit or disrupt the Maersk Drilling Group’s operations (for example, by requiring or resulting in evacuation of personnel, cancellation of contracts, or the loss of personnel or assets), impose practical or legal barriers to the Maersk Drilling Group’s continued operations, or negatively impact the profitability of those operations, and could therefore have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations. For example, the United States government has initiated or is considering imposing tariffs on certain imports and/or trade counterparties, including China, and certain foreign governments, including China, have initiated or are considering imposing retaliatory tariffs on certain United States goods. A global trade disruption, whether as the result of a prolonged “trade war” or some other reason, could result in changes to the cost of oil or other goods, impacting E&P Companies’ demand for drilling services.

If the Maersk Drilling Group or its customers are unable to acquire or renew permits and approvals required for drilling operations or are unable to comply with regulations required to maintain such permits and approvals, the Maersk Drilling Group may be forced to suspend or cease its operations, and its profitability may be reduced.

Crude oil and natural gas exploration and production operations require numerous permits and approvals for the Maersk Drilling Group and its customers from governmental agencies in the areas in which it operates. Many governmental agencies have increased regulatory oversight and permitting requirements in recent years. If the Maersk Drilling Group or its customers are not able to obtain necessary permits and approvals in a timely manner, the Maersk Drilling Group’s operations will be adversely affected. Obtaining all necessary permits and approvals may necessitate substantial expenditures to comply with the requirements of these permits and approvals. Future changes to these permits or approvals or any adverse change in the interpretation of existing permits and approvals could result in further unexpected, substantial expenditures. Such regulatory requirements and restrictions could also delay or curtail the Maersk Drilling Group’s operations, require it to make substantial expenditures to meet compliance requirements, and could have a material impact on its business, financial condition, and results of operations and may create a risk of expensive delays or loss of value if a project is unable to function as planned.

In addition, the Maersk Drilling Group is subject from time to time to audits by regulators who assess conformity with regulations. For example, in 2018, the Petroleum Safety Authority Norway (“PSA”) conducted such an audit of the Maersk Drilling Group, together with other operators in the industry, to determine how they have established, verified and maintained the barrier function for evacuation to sea on all their units which hold an Acknowledgement of Compliance. Following a finding of deficiencies, the Maersk Drilling Group received an order from the PSA to (i) establish performance requirements for the specific technical, operational or organizational barrier elements required to ensure that the individual barrier is effective, know which barriers and barrier elements are non-functioning or weakened and (ii) initiate necessary measures for correcting or compensating for deficient or weakened barriers. In response to this, the Maersk Drilling Group initiated and imposed corrective measures to comply with the order. Failure to adequately comply with orders received from regulators could result in the requirement for further substantial expenditures, the imposition of operational restrictions on the Maersk Drilling Group and, potentially, the loss of required permits or approvals, all of which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The complexity and continued development of local and international tax rules and interpretation thereof and the complexity of the Maersk Drilling Group’s business, together with increased political and public focus on multinational companies’ tax payments, may expose the Maersk Drilling Group to financial and reputational risks.

The Maersk Drilling Group operates in multiple jurisdictions, which entails an inherent tax risk, with respect to corporate taxes, value added taxes and excise duties, as well as withholding taxes and taxes regarding specific rig taxation, and allocation between jurisdictions hereof.

Most of the Maersk Drilling Group’s operations are subject to potential changes in tax regimes in a similar manner as other companies in the industry. General changes to applicable tax laws and regulations at the national level, or changes to the interpretation of existing rules or case law, could adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. The Maersk Drilling Group’s business requires it to make significant long-term capital expenditures and commitments on the basis of forecasts, including forecasts of potential tax liabilities. Changes in tax regimes or changes to interpretation of existing rules may have a detrimental effect on the business cases for certain long-term investments.

As tax laws are complex and subject to interpretation, there is a risk that the Maersk Drilling Group may not be able to maintain a position as expressed in a tax return following the filing of such tax return. The Maersk Drilling Group recognizes provisions in its financial statements for known and material tax risks based on the assessed probability of such risks materializing. As a result, such provisions are generally lower than the potential maximum risks. If unknown tax risks were to materialize, this could result in a material amount of taxes payable, penalties, and interests. Any payment of taxes exceeding the amount recognized in provisions could negatively affect the Maersk Drilling Group’s cash flows and financial results.

As a result of the Maersk Drilling Group being a multi-jurisdiction business with assets owned in different jurisdictions, it is subject to complex and subjective transfer pricing rules. The Maersk Drilling Group takes part in a significant number of intercompany transactions on a yearly basis, which includes transactions in and across different tax regimes. Such transactions must be carried out at arm’s length to comply with local transfer pricing rules and the international standards set out by the OECD. The high number of transactions and the complexity of the business, together with compliance requirements, may cause non-compliance with transfer pricing rules. Any non-compliance could result in material tax expenses, interests and/or penalties, and in some instances, double taxation. Double taxation is, in particular, a risk when operating in countries outside the European Union.

The Maersk Drilling Group operates in several different value added tax or excise duty regimes and has taken part in a number of highly complex international and local transactions. The high number of transactions and the complexity of the business, together with compliance requirements, may cause non-compliance with value-added tax and excise duty rules. Any non-compliance could result in material tax expenses, interests and/or penalties.

The Maersk Drilling Group’s effective tax rate is impacted by the mix of income earned in different countries and the related corporate tax rate, as well as withholding taxes upon repatriation of profit locally. Local tax rules, interpretation of tax rules and case law in different jurisdictions change over time, and may be implemented with retroactive effect. Interest limitation rules may affect the ability to claim tax deductions for external and internal financial costs thus also increasing the effective tax rate. Changes in local tax legislation could impact the effective tax rate, as well as impose a risk of breach of such regulations.

The Maersk Drilling Group owns rigs directly or through subsidiaries in Denmark, Singapore and the United Kingdom. In Singapore, the income from rigs is subject to local shipping exemption rules imposing a tonnage based tax. However, based on prior tax cases the profit allocation between Denmark and Singapore could materially affect the effective tax rate and the underlying cash tax payments going forward. The OECD project on Base Erosion and Profit Shifting in general and also with respect to suggestions for taxation under Pillar I and Pillar II, in particular the proposed implementation of a global minimum tax rate of at least 15% for large multinational corporations on a jurisdiction-by-jurisdiction basis, may adversely affect the tax setup of the Maersk Drilling Group and result in additional cash taxes.

The political and public focus on multinational companies’ tax payments has increased in recent years, together with the complexity of the tax rules and business activities. As a result, Maersk Drilling Group’s decisions related to tax may be publicly criticized.

As a result of any of the above, the Maersk Drilling Group could experience material adverse effects on its business, financial condition, and results of operations, and could lead to reputational damage.

In addition, the Maersk Drilling Group’s tax positions are subject to audit by relevant tax authorities who may disagree with the Maersk Drilling Group’s interpretations or assessments of the effects of tax laws, treaties, or regulations, or their applicability to its corporate structure or certain of its transactions it has undertaken. Such challenges may arise even in relation to matters that have been the subject of agreement or settlements with the relevant tax authorities in the past, e.g., tax reorganizations. If any tax authority successfully challenges the Maersk Drilling Group’s operational structure, intercompany pricing policies, the taxable presence of its subsidiaries in certain countries, or if the Maersk Drilling Group loses a material tax dispute in any country, or any tax challenge of the Maersk Drilling Group’s tax payments is successful, the Maersk Drilling Group’s effective tax rate on its earnings could increase substantially and the Maersk Drilling Group’s earnings and cash flows from operations could be materially adversely affected. There are, for instance, several transactions taking place between the companies in the Maersk Drilling Group, which must be carried out in accordance with arm’s-length principles in order to avoid adverse tax consequences. Statutory documentation on a transfer pricing policy with the aim of determining arm’s-length prices for intercompany transactions has been established in order to minimize this risk. However, there can be no assurance that the tax authorities will conclude that the Maersk Drilling Group’s transfer pricing policy calculates correct arm’s-length prices for intercompany transactions. This could lead to an adjustment of the agreed price, which would in turn lead to an increased tax cost for the Maersk Drilling Group. The Maersk Drilling Group could therefore incur material amounts of tax cost in excess of currently recorded amounts if its positions are challenged and it is unsuccessful in defending them.

The Maersk Drilling Group’s international activities increase the compliance risk associated with applicable anti-corruption laws.

The Maersk Drilling Group currently operates in several countries, including in some where the risks associated with fraud, bribery, and corruption are significant, and may operate in additional countries in the future. The Maersk Drilling Group may be subject to the requirements of the FCPA, the UK Bribery Act, and similar anti-corruption laws in other jurisdictions. The degree of compliance risk associated with such anti-corruption laws may vary from country to country, depending on the strength of the applicable legal and regulatory regime. The Maersk Drilling Group is committed to doing business in accordance with applicable anti-corruption laws and has adopted policies and procedures which are designed to promote legal and regulatory compliance therewith. However, the Maersk Drilling Group’s employees, agents and/or partners acting on its behalf may take actions determined to be in violation of such applicable laws and regulations. The Maersk Drilling Group in such cases may only be able to exercise limited control over the actions of its agents and partners, for example in the case of actions of employees of joint ventures, local partners, agents and sub-contractors. Any such violation could result in substantial fines, sanctions, deferred settlement agreements, civil and/or criminal penalties, or curtailment or prohibition of operations in certain jurisdictions, which might materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. In addition, actual or alleged violations could damage the Maersk Drilling Group’s reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and could consume significant time and attention of senior management.

The Maersk Drilling Group’s international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

To support Maersk Drilling Group’s international operations, it sources labor, equipment, and parts from a variety of countries, including the U.S. and countries within the EU. Due to the international movement of assets, goods, people, and funds inherent in its operations, the Maersk Drilling Group is subject to economic and trade sanctions and export control laws and regulations imposed by the U.S. (including U.S. Department of Treasury, Office of Foreign Assets Control, U.S. Department of Commerce, and Bureau of Industry and Security), the EU, and other jurisdictions, as well as the United Nations.

Under economic and trade sanctions laws and regulations, relevant authorities may seek to restrict certain business practices and economic activities, which may consequently restrict the Maersk Drilling Group’s business, increase compliance costs, and, in the event of any violations, subject the Maersk Drilling Group to fines, penalties, costly mandatory monitoring of compliance program, and other sanctions.

The Maersk Drilling Group is committed to doing business in accordance with applicable sanctions and export control laws and regulations and has adopted policies and procedures which are designed to promote legal and regulatory compliance therewith. However, if the Maersk Drilling Group fails to comply with applicable sanctions through its foreign trade controls compliance programs, it could be subject to substantial fines, sanctions, deferred settlement agreements, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, which could materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. Similarly, the Maersk Drilling Group’s reliance on third-party subcontractors to perform some parts of its projects creates additional compliance risk, as such third-parties’ non-compliance may expose the Maersk Drilling Group to additional sanctions or penalties.

Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries or groups subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could also place or increase restrictions on the Maersk Drilling Group’s operations in countries in which it currently conducts business or on planned and potential operations in countries in which it may conduct business in the future. If any of the risks described above materialize, it could have a material adverse impact on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s activities require the processing of personal data, thereby exposing it to compliance risks associated with relevant data protection laws.

In the regular course of business, the Maersk Drilling Group processes certain categories of personal data about its employees, consultants, and individual representatives of various third parties. For example, the Maersk Drilling Group processes personal data of its employees and employees of suppliers and subcontractors who enter and work on its rigs, which may include identifying information, professional qualifications and health information. The Maersk Drilling Group is subject to the requirements of various data privacy and protection laws and regulations in force in the areas in which it operates, including but not limited to the EU General Data Protection Regulation. The Maersk Drilling Group is committed to doing business in accordance with applicable data protection laws and regulations and has adopted policies and procedures which are designed to promote legal and regulatory compliance therewith. However, if the Maersk Drilling Group fails to comply with applicable legal requirements through its data protection compliance program, it could be subject to substantial fines, civil and/or criminal penalties, or curtailment of relevant data processing activities in certain jurisdictions, which might materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s operations are subject to the risks of litigation and other legal and regulatory proceedings.

At any given time, the Maersk Drilling Group is involved in litigation and other legal and regulatory proceedings, including with tax authorities, arising in the ordinary course of business or otherwise. Such proceedings may include claims related to commercial, labor, employment, securities, tax, HSSE, or other matters and may result in significant damages and/or fines. The process of managing such proceedings, even if the Maersk Drilling Group is successful, may be costly, and may approximate the cost of damages sought.

Actions against the Maersk Drilling Group could also expose it to adverse publicity, which might adversely affect its brand and reputation. The course and expenses of such proceedings, and the outcome of any given matter, cannot be predicted with certainty and adverse trends, expenses, and outcomes could adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

Where provisions have already been recognized in financial statements for ongoing legal or regulatory matters, these have been recognized as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions recognized. For further information, see Note 2.8 of the Maersk Drilling consolidated financial statements and notes for the fiscal year ended December 31, 2020 included elsewhere in this prospectus.

Technology disputes involving the Maersk Drilling Group or the Maersk Drilling Group’s suppliers or sub-suppliers could impact the Maersk Drilling Group’s operations.

The services provided by the Maersk Drilling Group utilize patented or otherwise proprietary technology, and consequently involve a potential risk of infringement of third-party rights. It is not uncommon for industry participants to pursue legal action to protect their intellectual property and entities in the Maersk Drilling Group have been involved in such legal actions in the past. The Maersk Drilling Group is not currently aware of any patents that create a material risk of the Maersk Drilling Group infringing third-party rights. However, there can be no assurance that other industry participants will not pursue legal action against the Maersk Drilling Group to protect intellectual property that the Maersk Drilling Group may at least allegedly utilize. Such legal action could result in limitations on the Maersk Drilling Group’s ability to use the patented technology or require the Maersk Drilling Group to pay a fee for the continued use of intellectual property.

The majority of the intellectual property rights relating to the Maersk Drilling Group are owned by the Maersk Drilling Group’s suppliers or sub-suppliers and relate to the equipment installed on the drilling rigs. In the event that the Maersk Drilling Group or one of its suppliers or sub-suppliers becomes involved in a dispute over infringement of intellectual property rights relating to assets provided by suppliers or sub-suppliers to or otherwise used by the Maersk Drilling Group, the Maersk Drilling Group may lose access to repair services, replacement parts, or could be required to cease use of the relevant assets or intellectual property. The Maersk Drilling Group could also be required to pay royalties for the use of such assets or intellectual property. The consequences of technology disputes involving the Maersk Drilling Group or its suppliers could materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

Certain of the Maersk Drilling Group’s contracts with its suppliers provide the Maersk Drilling Group with contractual rights to indemnity from the supplier against intellectual property lawsuits. However, such contractual rights to indemnity may not adequately cover losses or cover all risks, and no assurances can be given that the Maersk Drilling Group’s suppliers will be willing or financially able to indemnify the Maersk Drilling Group against these risks, or that such contractual indemnities will protect the Maersk Drilling Group from adverse consequences of such technology disputes.

In addition, the Maersk Drilling Group may choose to pursue legal action to protect its intellectual property. If the Maersk Drilling Group is unable to protect and maintain its intellectual property rights, or if there are any successful intellectual property challenges proceedings against the Maersk Drilling Group, its ability to differentiate its future service offerings could diminish. None of the Maersk Drilling Group’s current service offerings in operation relies on patented information for differentiation and there are currently no such cases ongoing, but there is no guarantee that such cases or claims will not be raised in the future. In addition, from time to time, the Maersk Drilling Group may pursue action to challenge patents of competitors, suppliers and others. Should these cases not succeed, the Maersk Drilling Group may be subject to legal costs and may not be able to use the patented technology or may have to pay a fee for the continued use of such patents. The consequences of any of the intellectual property disputes with third parties described above could materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this prospectus, including those regarding the impact of our emergence from bankruptcy on our business and relationships, the global COVID-19 pandemic and agreements regarding production levels among members of OPEC+, and any expectations we may have with respect thereto, and those regarding rig demand, peak oil, the offshore drilling market, oil prices, contract backlog, fleet status, our future financial position, business strategy, impairments, repayment of debt, credit ratings, liquidity, borrowings under any credit facilities or other instruments, sources of funds, future capital expenditures, contract commitments, dayrates, contract commencements, extension or renewals, contract tenders, the outcome of any dispute, litigation, audit or investigation, plans and objectives of management for future operations, foreign currency requirements, results of joint ventures, indemnity and other contract claims, reactivation, refurbishment, conversion and upgrade of rigs, rig acquisitions and dispositions, industry conditions, access to financing, impact of competition, governmental regulations and permitting, availability of labor, worldwide economic conditions, taxes and tax rates, indebtedness covenant compliance, dividends and distributable reserves, timing, benefits or results of acquisitions or dispositions (including the Pacific Drilling Merger and the Business Combination and our plans, objectives, expectations and intentions related to the Pacific Drilling Merger and the Business Combination), and timing for compliance with any new regulations, are forward-looking statements. When used in this prospectus, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” “shall,” “will” and similar expressions are intended to be among the statements that identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. These forward-looking statements speak only as of the date of this prospectus and we undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law. We have identified factors, including but not limited to risks and uncertainties relating to the Pacific Drilling Merger (including the risk that the Pacific Drilling Merger disrupts the parties’ current plans and operations as a result of the consummation of the transactions contemplated by the Pacific Drilling Merger Agreement, the ability to recognize the anticipated benefits of the Pacific Drilling Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, costs related to the Pacific Drilling Merger, changes in applicable laws or regulations, the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors and the ability of the combined company to improve its operating structure, financial results and profitability and to maintain relationships with suppliers, customers, employees and other third parties), the Business Combination with Maersk Drilling (including the risk that the Business Combination may not be completed in a timely manner or at all, the failure to satisfy the conditions to the consummation of the Business Combination, the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, the effect of the announcement or pendency of the Business Combination on Noble’s or Maersk Drilling’s business relationships, performance and business generally, the risk that the proposed Business Combination disrupts current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed Business Combination, the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the Business Combination Agreement or the proposed Business Combination, requirements, conditions or costs that may be imposed on Noble or Maersk Drilling in connection with obtaining regulatory approvals of the Business Combination, the ability of Topco to list the Topco Shares on NYSE or Nasdaq Copenhagen, volatility in the price of the securities of the combined companies (Noble and Maersk Drilling) due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed Business

Combination, and to identify and realize additional opportunities, the failure to realize anticipated benefits of the proposed Business Combination, the potential impact of announcement or consummation of the proposed Business Combination on relationships with third parties, and risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgments), the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on our business, financial condition and results of operations (including but not limited to our growth, operating costs, supply chain, availability of labor, logistical capabilities, customer demand for our services and industry demand generally, our liquidity, the price of our securities and trading markets with respect thereto, our ability to access capital markets, and the global economy and financial markets generally), the effects of actions by or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, supply and demand of drilling rigs, factors affecting the duration of contracts, the actual amount of downtime, factors that reduce applicable dayrates, operating hazards and delays, risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with or changes in environmental, health, safety, tax and other regulations or requirements or initiatives (including those addressing the impact of global climate change or air emissions), violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of rigs, hurricanes and other weather conditions, and the future price of oil and gas, that could cause actual plans or results to differ materially from those included in any forward-looking statements. Actual results could differ materially from those expressed as a result of various factors. These factors include those described under “Risk Factors” in this prospectus. We cannot control such risk factors and other uncertainties, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. You should consider these risks and uncertainties when you are evaluating an investment in the Notes.

USE OF PROCEEDS

The Notes offered hereby are being registered for the account of the selling securityholders identified in this prospectus or in a subsequent prospectus supplement. See “Selling Securityholders.” All net proceeds from the sale of the Notes will go to the selling securityholders. We will not receive any proceeds from the sale of the Notes by the selling securityholders pursuant to this prospectus. The selling securityholders will pay any underwriting fees, discounts or commissions and transfer taxes relating to the sale of the Notes. We will pay all other costs, fees and expenses incurred in effecting the registration of the Notes covered by this prospectus, including, without limitation, the SEC registration fee with respect to the Notes covered by this prospectus, reasonable fees and expenses of our counsel, auditors and accountants and reasonable fees and expenses of underwriters to the extent customarily paid by issuers or sellers of securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Topco is a private limited company incorporated under the laws of England and Wales to be the ultimate parent company of Noble Corporation (solely for purposes of this section, “Noble”) and Maersk Drilling. As of the filing of this prospectus, Topco has no material assets and does not operate any businesses. Accordingly, Topco’s historical financial information has not been included in this prospectus or the pro forma financial information presented below. Noble’s principal asset is all of the shares of Finco. Finco has no public equity outstanding. The unaudited pro forma condensed combined financial information of Topco have been included in this prospectus because they include the accounts of Finco and Noble conducts substantially all of its business through Finco and its subsidiaries. The unaudited pro forma condensed combined financial information of Topco and the accompanying footnotes (the “Pro Forma Financial Information”) reflects the impact of the following contemplated transaction:

•

Business Combination: On November 10, 2021, Noble entered into the Business Combination Agreement with Topco, Merger Sub and Maersk Drilling, pursuant to which, among other things, (i) (x) Noble will merge with and into Merger Sub, with Merger Sub surviving the Maersk Drilling Merger as a wholly owned subsidiary of Topco, and (y) the ordinary shares, par value $0.00001 per share, of Noble (solely for purposes of this section, the “Noble Shares”) will convert into an equivalent number of Topco Shares, and (ii) (x) Topco will make the Offer to Maersk Drilling’s shareholders and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of the Compulsory Purchase. The Business Combination is accounted for as a business combination pursuant to Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), where Noble is the accounting acquirer. Refer to Note 2 of the Pro Forma Financial Information for more information on the terms of the Business Combination Agreement, the purchase price consideration provided in connection with the Business Combination, and Noble’s determination of the accounting acquirer.

The Pro Forma Financial Information also reflects the impact of the following transactions that have been completed since January 1, 2021 but have not been included in the results of operations for the entire period presented for the pro forma condensed combined statement of operations (collectively, the “Completed Transactions”):

•

Noble Rig Disposal: On November 3, 2021, Noble completed the sales of jackup rigs Noble Roger Lewis, Noble Scott Marks, Noble Joe Knight, and Noble Johnny Whitstine in Saudi Arabia to ADES International Holding Limited (“ADES”) (“Noble Rig Disposal”).

•

Maersk Drilling Rig Disposal: On October 27, 2021, Maersk Drilling completed the divesture of the combined drilling and production unit Maersk Inspirer in Norway to Havila Sirius (“Maersk Drilling Rig Disposal”).

•

Pacific Drilling Merger: On April 15, 2021, Noble completed the acquisition of Pacific Drilling Company LLC (solely for purposes of this section, “Pacific” and the acquisition, the “Pacific Drilling Merger”). The Pacific Drilling Merger was accounted for as a business combination pursuant to ASC 805, where Noble was the accounting acquirer.

•

Noble Reorganization: On February 5, 2021, Noble successfully consummated its plan of reorganization (solely for purposes of this section, the “Noble Plan”) and emerged from bankruptcy reorganization under Chapter 11 (the “Noble Reorganization”).

The Pro Forma Financial Information has been prepared under the following assumptions:

•

The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2021 assumes that the Business Combination and the Completed Transactions had occurred on January 1, 2021.

•

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 assumes that the Business Combination had occurred on December 31, 2021. The impacts from the Completed Transactions have already been reflected in the historical consolidated balance sheets of either Noble or Maersk Drilling as of December 31, 2021; therefore, no pro forma adjustments were made for these transactions in the unaudited pro forma condensed combined balance sheet as of December 31, 2021.

•

The Pro Forma Financial Information presented below assumes that Topco acquires 100% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling at closing of the Business Combination. Refer to Note 2. Business Combination with Maersk Drilling and Estimated Purchase Consideration – Minimum Acceptance Condition, for an analysis of the impact on the Pro Forma Financial Information if only 70% or 90% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling are acquired by Topco under alternate Business Combination acceptance scenarios.

The Pro Forma Financial Information does not represent what the actual consolidated results of operations or the consolidated financial position of Topco would have been had the Business Combination and the Completed Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The assumptions made by Noble underlying the pro forma adjustments are described in the accompanying notes to these unaudited pro forma condensed combined financial statements. Adjustments are based on information available to Noble’s management during the preparation of the Pro Forma Financial Information and assumptions that Noble’s management believes are reasonable and supportable. The pro forma adjustments, which are described in the accompanying notes, may be revised by Noble as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments upon the completion of the Business Combination will differ from the pro forma adjustments, and it is possible the differences may be material.

Noble’s management has not presented the effects of anticipated costs or savings associated with certain restructuring, severance, termination-related benefits, or other integration activities resulting from the Business Combination as the specificity of the timing and nature of such items is still under evaluation as of the date of this prospectus.

The Pro Forma Financial Information should be read in conjunction with the following:

•	The Noble consolidated financial statements and notes included elsewhere in this prospectus.

•	The historical Maersk Drilling consolidated financial statements and notes for the year ended December 31, 2021 included elsewhere in this prospectus.

•	The Pacific condensed consolidated financial statements and notes for the interim period ended March 31, 2021 included elsewhere in this prospectus.

Neither Pacific nor any of its current subsidiaries is a subsidiary guarantor of the Successor Revolving Credit Facility (as defined herein) or the Notes, and none of their assets secure the Successor Revolving Credit Facility or the Notes. In addition, none of the Maersk Drilling assets will secure the Successor Revolving Credit Facility or the Notes upon the closing of the Business Combination.

Unaudited Pro Forma Condensed Combined Statement of Operations

Twelve Months Ended December 31, 2021

(in thousands, except per share amounts)

		Maersk Drilling Historical
	Noble Pro Forma (Note 7)	Maersk Drilling Historical (IFRS) (Note 4)	Maersk Drilling Rig Disposal (IFRS) (Note 5)		Maersk Drilling IFRS-to-GAAP Adjustments (Note 6)		Maersk Drilling Historical Adjusted (U.S. GAAP)	Business Combination Transaction Accounting Adjustments (Note 3)		Topco Pro Forma Combined
Operating revenues
Contract drilling services	$723,319	$1,267,136	$(45,869	) (A)	$—		$1,221,267	$—		$1,944,586
Reimbursables and other	65,541	30,000	—		—		30,000	—		95,541

	788,860	1,297,136	(45,869)		—		1,251,267	—		2,040,127
Operating costs and expense
Contract drilling services	676,275	848,805	(29,790	) (A)	17,999	(C) (D)	837,014	2,640	(EE)	1,515,929
Reimbursables	58,651	11,000	—		—		11,000	—		69,651
Depreciation and amortization	95,811	213,202	(7,967	) (A)	227,491	(C) (E)	432,726	(308,724	) (AA)	219,813
General and administrative	94,447	80,106	—		2,794	(C)	82,900	—		177,347
Merger and integration costs	24,792	—	—		7,592	(D)	7,592	50,718	(BB)	83,102
Gain on sale of operating assets, net	(185,934)	(256,292)	—		—		(256,292)	—		(442,226)
Hurricane losses	23,350	—	—		—		—	—		23,350
Special items	—	20,533	194	(A)	(20,727	) (D)	—	—		—

	787,392	917,354	(37,563)		235,149		1,114,940	(255,366)		1,646,966

Operating income (loss)	1,468	379,782	(8,306)		(235,149)		136,327	255,366		393,161
Other income (expense)
Interest expense, net of amounts capitalized	(24,799)	(64,358)	1,198	(A) (B)	1,072	(C)	(62,088)	5,769	(DD)	(81,118)
Interest income and other, net	11,319	1,797	—		—		1,797	—		13,116
Gain on extinguishment of debt, net	(2,664)	—	—		—		—	—		(2,664)
Gain on bargain purchase	62,305	—	—		—		—	—		62,305

Loss before income taxes	47,629	317,221	(7,108)		(234,077)		76,036	261,135		384,800
Income tax benefit (provision)	(1,068)	(26,248)	2,066	(A)	10,442	(F)	(13,740)	(17,518	) (EE)	(32,326)

Net income (loss)	$46,561	$290,973	$(5,042)		$(223,635)		$62,296	$243,617		$352,474

Basic net income (loss) per share	$0.70	$7.05	—		—		—	—		$2.64	(CC)
Diluted net income (loss) per share	$0.66	$7.01	—		—		—	—		$2.55	(CC)
Weighted average shares outstanding
Basic	66,615	41,290	—		—		—	—		133,325	(CC)
Diluted	71,058	41,525	—		—		—	—		138,241	(CC)

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2021

(in thousands)

		Maersk Drilling Historical
	Noble Successor Historical	Maersk Drilling Historical (IFRS) (Note 4)	Maersk Drilling IFRS-to-GAAP Adjustments (Note 6)		Maersk Drilling Historical Adjusted (U.S. GAAP)	Business Combination Transaction Accounting Adjustments (Note 3)		Topco Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$194,138	$551,088	$—		$551,088	$(59,971	) (FF)	$685,255
Accounts receivable, net	200,419	256,104	—		256,104	—		456,523
Taxes receivable	16,063	27,459	—		27,459	—		43,522
Prepaid expenses and other current assets	45,026	76,822	(7,000	) (F)	69,822	(32,676	) (GG)	82,172

Total current assets	455,646	911,473	(7,000)		904,473	(92,647)		1,267,472

Intangible assets	61,849	—	—		—	—		61,849
Goodwill	—	—	—		—	259,920	(HH)	259,920
Property and equipment, at cost	1,555,975	9,421,623	3,751,931	(E)	13,173,554	(10,592,596	) (II)	4,136,933
Accumulated depreciation	(77,275)	(6,598,042)	(836,995	) (E)	(7,435,037)	7,435,037	(II)	(77,275)

Property and equipment, net	1,478,700	2,823,581	2,914,936		5,738,517	(3,157,559)		4,059,658

Other assets	77,247	46,817	(8,184	) (E)	38,633	(7,559	) (JJ)	108,321

Total assets	$2,073,442	$3,781,871	$2,899,752		$6,681,623	$(2,997,845)		$5,757,220

Current liabilities
Accounts payable	$120,389	$164,158	$—		$164,158	$(10,135	) (KK)	$274,412
Accrued payroll and related costs	48,346	33,728	—		33,728	—		82,074
Current maturities of long-term debt	—	130,097	—		130,097	—		130,097
Taxes payable	28,735	37,500	17,156	(F)	54,656	4,474	(JJ)	87,865
Interest payable	9,788	639	—		639	—		10,427
Other current liabilities	41,136	67,085	—		67,085	—		108,221

Total current liabilities	248,394	433,207	17,156		450,363	(5,661)		693,096

Long-term debt	216,000	907,346	—		907,346	12,419	(LL)	1,135,765
Deferred income taxes	13,195	26,305	73,328	(E)	99,633	(80,777	) (JJ)	32,051
Other liabilities	95,226	94,682	33,545	(F)	128,227	150,250	(JJ)	373,703

Total liabilities	572,815	1,461,540	124,029		1,585,569	76,231		2,234,615

Shareholders’ equity
Common stock	1	62,520	—		62,520	(62,519	) (MM)	2
Additional paid-in-capital	1,393,255	—	—		—	2,072,695	(MM)	3,465,950
Retained earnings (accumulated deficit)	101,982	2,278,838	2,775,723	(E) (F)	5,054,561	(5,105,279	) (MM)	51,264
Accumulated other comprehensive income (loss)	5,389	(21,027)	—		(21,027)	21,027	(MM)	5,389

Total shareholders’ equity	1,500,627	2,320,331	2,775,723		5,096,054	(3,074,076)		3,522,605

Total liabilities and equity	$2,073,442	$3,781,871	$2,899,752		$6,681,623	$(2,997,845)		$5,757,220

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except per share amounts or otherwise indicated)

Note 1. Basis of Presentation

The Pro Forma Financial Information has been prepared by Noble in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” which was adopted in May 2020 and became effective on January 1, 2021. The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the Business Combination and the Completed Transactions.

The historical consolidated financial statements of Noble were prepared in accordance with U.S. GAAP and shown in U.S. dollars. The historical consolidated financial statements of Maersk Drilling were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and shown in U.S. dollars. Refer to Note 4 for the adjustments identified by Maersk Drilling to convert Maersk Drilling’s historical financial statements prepared in accordance with IFRS to Noble’s basis of accounting under U.S. GAAP.

Noble adopted fresh start accounting in accordance with ASC Topic 852 upon Noble’s emergence from reorganization under Chapter 11, resulting in reorganized Noble becoming the successor entity (solely for purposes of this section, “Successor”) for financial reporting purposes. In accordance with ASC Topic 852, with the application of fresh start accounting, Noble allocated its reorganization value to its individual assets based on their estimated fair values in conformity with ASC 805. Liabilities subject to compromise of the predecessor entity of Noble (solely for purposes of this section, “Predecessor”) were either reinstated or extinguished as part of the reorganization.

Note 2. Business Combination with Maersk Drilling and Estimated Purchase Consideration

Business Combination Agreement

Subject to the terms and conditions set forth in the Business Combination Agreement, at the Maersk Drilling Merger Effective Time, (i) each Noble Share issued and outstanding immediately prior to the Maersk Drilling Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share, (ii) each Penny Warrant outstanding immediately prior to the Maersk Drilling Merger Effective Time will cease to represent the right to acquire Noble Shares and will be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Noble Shares underlying such Penny Warrant, rounded to the nearest whole share, and (iii) each Emergence Warrant outstanding immediately prior to the Maersk Drilling Merger Effective Time will be converted automatically into a Topco Warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such Emergence Warrant, with the same terms as were in effect immediately prior to the Maersk Drilling Merger Effective Time under the terms of the applicable warrant agreement. In addition, each Noble RSU Award that is outstanding immediately prior to the Maersk Drilling Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be exchanged for restricted share units representing the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Maersk Drilling Merger Effective Time.

Subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the DFSA, Topco has agreed to commence the Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Offer is conditioned upon, among other things, holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%).

In the Offer, Maersk Drilling shareholders may exchange each Maersk Drilling Share at the Exchange Ratio of 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares, and each Maersk Drilling shareholder will have the ability to elect the cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million.

Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling RSU Award that is outstanding immediately prior to the Acceptance Time is exchanged, at the Acceptance Time, with the right to receive on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon such exchange, such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

Following the closing of the Business Combination, assuming all of the Maersk Drilling Shares are acquired by Topco through the Offer and no cash is paid by Topco in the Offer, Topco will own all of Noble’s and Maersk Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares (or 50.8% and 49.2%, respectively, assuming Topco pays the full cash consideration cap of $50 million in the Offer and using the volume-weighted average closing price of the Noble Shares as of December 6, 2021), excluding dilution from outstanding Noble warrants and stock-based compensation from Noble and Maersk Drilling.

The acquisition method of accounting for business combinations was used by Noble in accordance with ASC 805, with Noble expected to be the accounting acquirer of Maersk Drilling. The Business Combination Agreement uses the fixed Exchange Ratio of Topco Shares for Maersk Drilling Shares, which is expected to result in a 52% pro forma equity stake for Noble shareholders and 48% pro forma equity stake for Maersk Drilling shareholders in the post-closing combined company (assuming a tender of 100% of Maersk Drilling’s current issued and outstanding share capital and capturing the dilutive impact of outstanding Noble in-the-money warrants after application of the treasury stock method of potential settlement). If any of the cash consideration is elected, existing Maersk Drilling shareholders’ ownership in the post-closing company would be further diluted. Accordingly, Noble shareholders are expected to hold a majority interest in the combined company after the Business Combination is completed. The board of directors will be comprised of seven members, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, current President and Chief Executive Officer of Noble, who will serve as the President and Chief Executive Officer of the combined company. Of the three individuals designated by Noble, up to two individuals may be designated by the Investor Manager (depending upon the Investor Manager’s percentage ownership of outstanding Topco Shares). Of the three individuals designated by Maersk Drilling, up to two individuals may be designated by APMH Invest (depending upon the APMH Invest percentage ownership of outstanding Topco Shares). Further, the combined company name, ticker symbol, and headquarters will remain consistent with that of Noble. Based on Noble shareholders’ majority equity stake in the combined company, the composition of the board of directors of the combined company, and the other factors noted herein, Noble is expected to be the accounting acquirer of Maersk Drilling in accordance with the guidance of ASC 805.

Purchase Price Consideration

The following table presents the calculation of preliminary purchase price consideration based on an average of the closing price per share of Noble Shares on the NYSE for the seven trailing days ended on March 18, 2022, which is used as a proxy for the market price of the Noble Shares at the closing of the Business Combination. This calculation assumes no cash consideration is elected (table below in thousands, except ratios and per share price):

Preliminary purchase price consideration
Maersk Drilling Shares issued and outstanding as of March 18, 2022	41,291
Fixed exchange ratio	1.6137

Number of Topco Shares issued	66,631
Noble Share price for seven trailing days ended March 18, 2022	$31.02

Preliminary purchase price paid for Maersk Drilling Shares	$2,066,794
Fair value of replacement Maersk Drilling RSU Awards attributable to the purchase price	5,020

Total preliminary purchase price consideration	$2,071,814

The purchase price consideration calculated above and applied in the Pro Forma Financial Information is preliminary and subject to modification based on the final purchase price, which includes any changes to the value of Noble’s Shares and the number of vested Maersk Drilling RSU Awards at the closing of the Business Combination. The final value of Noble’s consideration transferred will be determined based on the actual number of Noble Shares issued, the number of Maersk Drilling Shares outstanding at the closing of the Business Combination, and the market price of the Noble Shares at the closing of the Business Combination. This will likely result in a difference from the preliminary purchase consideration calculated above and that difference may be material. For example, with other assumptions held constant, an increase or decrease of 10% in the price per Noble Shares would increase or decrease the fair value of the preliminary purchase price by $207.2 million. However, a change in the closing share price does not change the number of Topco Shares issued in connection with the Business Combination or the number of underlying Topco Shares issued as replacement for the Maersk Drilling RSU Awards to be granted. The election of cash consideration does not change the purchase price consideration.

Allocation of Purchase Price Consideration to Asset Acquired and Liabilities Assumed

The allocation of the consideration, including any related tax effects, is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable tangible and intangible assets acquired. Since the Pro Forma Financial Information has been prepared by Noble based on preliminary estimates of consideration and fair values attributable to the Business Combination, the actual amounts eventually recorded in accordance with the acquisition method of accounting may differ materially from the information presented.

ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill. Noble’s management’s estimate as of the date of this prospectus is that the fair value of the net assets and liabilities acquired is less than the purchase price. The excess amount not allocated to the acquired assets and assumed liabilities was recognized as goodwill on the pro forma condensed combined balance sheet as of December 31, 2021. This preliminary determination is subject to further assessment and adjustments by Noble pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments.

In October 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). Upon the adoption of this update, contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination will be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) as if the acquirer had originated the contracts, which would generally result in an acquirer recognizing and measuring acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. Noble adopted ASU 2021-08 on January 1, 2022, prior to the consummation of the Business Combination. Therefore, Maersk Drilling’s historical deferred revenue balance as of December 31, 2021 has been included in the preliminary purchase price allocation in accordance with ASU 2021-08 based on a preliminary assessment of the ASC 606 polices of Noble and Maersk Drilling made by Noble.

The preliminary allocation of the purchase price consideration is as follows:

Estimated Fair Value
Total current assets	$871,797
Property and equipment, net	2,580,958
Other noncurrent assets	31,074

Total assets acquired	3,483,829

Total current liabilities	454,837
Long-term debt	919,765
Deferred income taxes	18,856
Other liabilities	278,477

Total liabilities assumed	1,671,935

Net assets acquired	1,811,894
Goodwill	259,920

Total preliminary purchase price consideration	$2,071,814

Minimum Acceptance Condition

In accordance with the Business Combination Agreement, the Minimum Acceptance Condition, where Topco acquires at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%), needs to be met in order to consummate the Business Combination. If more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under the Compulsory Purchase. Accordingly, upon the consummation of the Business Combination, Topco may own 70% to 90%, or 100%, of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling.

The Pro Forma Financial Information presented above assumes that Topco acquires 100% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling at closing of the Business Combination. If only 70% or 90% of such shares and voting rights are acquired, Topco would recognize $0.6 billion or $0.2 billion, respectively, in noncontrolling interest on the unaudited pro forma condensed combined balance sheet as of December 31, 2021 with a corresponding reduction to additional paid in capital. The table below provides an analysis of the impact on the unaudited pro forma condensed combined statement of operations if only 70% or 90% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling are acquired by Topco:

	Assuming 70% of Maersk Drilling Shares are acquired	Assuming 90% of Maersk Drilling Shares are acquired
	Year Ended December 31, 2021	Year Ended December 31, 2021
Numerator
Net income	$352,474	$352,474
Net income attributable to noncontrolling interest(1)	98,767	32,922

Net income attributable to Topco	253,707	319,552

Denominator
Basic shares:
Pro forma weighted average shares outstanding, basic, assuming 100% of Maersk Drilling Shares are acquired	133,325	133,325
Less: Maersk Drilling Shares not acquired	(19,989)	(6,663)

Pro forma weighted average shares outstanding, basic	113,336	126,662

Diluted shares:
Pro forma weighted average shares outstanding, diluted, assuming 100% of Maersk Drilling Shares are acquired(2)	138,241	138,241
Less: Maersk Drilling Shares not acquired	(19,989)	(6,663)

Pro forma weighted average shares outstanding, diluted	$118,252	$131,578

Net income per share attributable to Topco, basic	$2.24	$2.52
Net income per share attributable to Topco, diluted	$2.15	$2.43

(1)

Net income attributable to noncontrolling interest on a pro forma basis is calculated by applying 30% and 10%, respectively, of noncontrolling interest ownership to Maersk Drilling pro forma net income determined as follows:

	Assuming 70% of Maersk Drilling Shares are acquired	Assuming 90% of Maersk Drilling Shares are acquired
	Year Ended December 31, 2021	Year Ended December 31, 2021
Maersk Drilling Historical Adjusted (U.S. GAAP)	$62,296	$62,296
Business Combination Transaction Accounting Adjustments (Note 3)	266,927	266,927

Maersk Drilling pro forma net income	$329,223	$329,223

Noncontrolling interest ownership percentage	30%	10%

Net income attributable to noncontrolling interest	$98,767	$32,922

(2)	The diluted pro forma share count excludes the potentially dilutive effect of 11,097 out-of-the-money Noble warrants.

Note 3. Business Combination Transaction Accounting Adjustments

The Business Combination transaction adjustments below are prepared based on the purchase price assumptions presented in Note 2, Business Combination with Maersk Drilling Merger and Estimated Purchase Consideration, and the assumption that Maersk Drilling shareholders will not opt for the cash consideration of up to $1,000 for each individual shareholder and $50.0 million in aggregate. The election of the cash consideration will impact the Pro Forma Financial Information as it relates to weighted average shares, loss per share, cash and equity. Such impact is further discussed in the relevant pro forma footnotes below.

Condensed Combined Statement of Operations

(AA) Depreciation and amortization

Reflects the removal of historical depreciation expense and the recording of the pro forma depreciation expense based on the estimated fair value of Maersk Drilling’s property and equipment upon the Business Combination. For pro forma purposes it is assumed that the Business Combination occurred on January 1, 2021. The pro forma adjustment to depreciation expense for the twelve months ended December 31, 2021 was calculated as follows:

Twelve Months Ended December 31, 2021
Removal of historical depreciation expense	$(432,726)
Pro forma depreciation expense	124,002

Pro forma adjustment for depreciation and amortization	$(308,724)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of the acquired drilling equipment range from three to thirty years. Maersk Drilling’s other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(BB) Merger and integration costs

Reflects the recognition of the following items in the pro forma statement of operations for the twelve months ended December 31, 2021:

(i) the incremental estimated transaction costs to be incurred directly in connection with the Business Combination, consisting primarily of legal and professional fees. Approximately $21.5 million and $22.2 million of estimated transaction costs are expected to be incurred subsequent to December 31, 2021 by Noble and Maersk Drilling, respectively, and such costs are reflected in the pro forma statement of operations. For the twelve months ended December 31, 2021, $9.7 million and $5.5 million of transaction costs were incurred by Noble and Maersk Drilling, respectively. The costs above are not expected to recur any period beyond twelve months from the close of the Business Combination;

(ii) stock-based compensation expense of $1.8 million due to the accelerated vesting of cash and equity settled Noble RSU Awards held by Noble’s non-employee directors in connection with the Business Combination. This cost is non-recurring and is not expected to have a continuing impact on the combined company’s operating results in future periods; and

(iii) estimated expense of $5.2 million related to the cash-based bonus expected to be paid to executive officers and certain other employees of Maersk Drilling upon completion of the Business Combination. This estimate is preliminary and subject to change based on statutory and other legal contingency matters. This cost is non-recurring and is not expected to have a continuing impact on the combined company’s operating results in future periods.

(CC) Weighted average shares outstanding and income per share

As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

The table below presents the components of the numerator and denominator for the pro forma income per share calculation for the periods presented:

Assuming no Cash Consideration Election
Twelve Months Ended December 31, 2021
Numerator
Net income attributable to Topco	$352,474

Denominator
Basic shares:
Topco Shares converted from Noble Shares	60,152
Topco Shares converted from Noble Penny Warrants	6,463
Topco Shares converted from vested Noble RSUs	79
Topco Shares converted from Maersk Drilling Shares	66,631

Pro forma weighted average shares outstanding, basic	133,325

Diluted shares:
Pro forma weighted average shares outstanding, basic	133,325
Dilutive effect of Topco Shares convertible from Noble in-the-money warrants	1,263
Dilutive effect of Topco Shares convertible from unvested Noble RSU Awards	3,180
Dilutive effect of Topco Shares convertible from unvested Maersk Drilling RSU Awards	473

Pro forma weighted average shares outstanding, diluted(1)	138,241

Net income per share attributable to Topco, basic	$2.64
Net income per share attributable to Topco, diluted	$2.55

(1)	The diluted pro forma share count excludes the potentially dilutive effect of 11,097 out-of-the-money Noble warrants.

The pro forma income per share calculation above assumed that Maersk Drilling shareholders will not opt for the cash consideration of up to $1,000 for each individual shareholder and $50.0 million in aggregate. If the maximum cash consideration is elected, the basic and diluted weighted average shares outstanding are estimated to be 131,713 and 136,629 and the basic and diluted pro forma income per share are estimated to be $2.68 and $2.58, respectively, for the twelve months ended December 31, 2021. Such estimates are based on the same share price assumption used in estimating the preliminary purchase price consideration discussed in Note 2, Business Combination with Maersk Drilling and Estimated Purchase Consideration.

(DD) Interest expense

Reflects the elimination of Maersk Drilling’s historical amortization of deferred financing costs as a result of the elimination of deferred financing costs upon applying purchase accounting. No amortization of deferred financing costs would have been recorded during the twelve months ended December 31, 2021 had the Business Combination occurred on January 1, 2021.

(EE) Taxes

Reflects the pro forma adjustments to penalties and interest for tax contingencies booked as income tax benefit (provision) or contract drilling services expense as a result of the Business Combination. The income tax benefit (provision) impact was calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate.

Condensed Combined Balance Sheet

(FF) Cash and cash equivalents

Adjustment reflects (i) the payment of estimated transaction costs of $43.8 million for legal, professional and success fees incurred subsequent to December 31, 2021 by Noble and Maersk Drilling related to the Business Combination, (ii) the payment of total accrued transaction costs of $8.0 million as of December 31, 2021 for legal, professional and success fees incurred by Noble and Maersk Drilling in connection with the Business Combination, (iii) the payment of $0.9 million to Noble’s non-employee directors due to the accelerated vesting of cash settled Noble RSU Awards in connection with the Business Combination, and (iv) the payment of $7.3 million related to the cash-based bonus expected to be paid to executive officers and certain other employees of Maersk Drilling upon completion of the Business Combination. This adjustment does not reflect the election of any cash consideration. If the Maersk Drilling shareholders opt for the maximum cash consideration of $50.0 million in lieu of Topco Shares, the pro forma cash balance would be $635.3 million as of December 31, 2021.

(GG) Deferred costs

Represents the elimination of Maersk Drilling’s balances related to deferred costs on drilling contracts for items such as mobilization and precontract costs as a result of applying purchase accounting on a pro forma basis. These deferred costs are written off as there are no further performance obligations related to these costs.

(HH) Goodwill

Reflects goodwill due to the purchase price being greater than the fair value of the net assets and liabilities acquired. See Note 2, Business Combination with Maersk Drilling Merger and Estimated Purchase Consideration—Allocation of Purchase Price Consideration to Asset Acquired and Liabilities Assumed.

(II) Property and equipment, net

Represents the preliminary fair value adjustment to Property and equipment to reduce the pro forma adjusted historical net book value, on a U.S. GAAP basis, of Maersk Drilling’s floaters, jackup rigs and related equipment to fair value.

(JJ) Taxes

Reflects the pro forma adjustments to tax contingencies and income tax related accounts on the balance sheet as a result of the Business Combination.

(KK) Accounts payable

Adjustment reflects (i) the payment of accrued cash-based bonuses of $2.1 million expected to be paid to executive officers and certain other employees of Maersk Drilling upon completion of the Business Combination, and (ii) the payment of total accrued transaction costs of $8.0 million as of December 31, 2021 for legal, professional and success fees incurred by Noble and Maersk Drilling in connection with the Business Combination.

(LL) Long-term debt

Represents the elimination of Maersk Drilling’s unamortized deferred financing costs as a result of applying purchase accounting on a pro forma basis.

(MM) Equity

The following adjustments were made to equity captions based on the Business Combination transaction:

Common stock:
Add: Topco converted shares (at par of $0.00001)	$(62,519)

Pro forma adjustment	$(62,519)

Additional paid-in capital:
Add: Topco Shares issued (less par value) to acquire Maersk Drilling	$2,066,793
Add: Fair value of replacement Maersk Drilling RSU Awards attributable to the purchase price	5,020
Add: Unrecognized compensation costs for vested equity settled Noble non-employee director RSUs	882

Pro forma adjustment	$2,072,695

Retained earnings:
Remove Maersk Drilling balance	$(5,054,561)
Subtract: Estimated transaction costs for Business Combination. See adjustment (BB)	(43,751)
Subtract: Unrecognized compensation costs for vested cash settled Noble non-employee director RSUs	(1,767)
Subtract: Estimated Maersk Drilling cash-based transaction bonus	(5,200)

Pro forma adjustment	$(5,105,279)

Accumulated other comprehensive income (loss):
Remove Maersk Drilling balance	$21,027

Pro forma adjustment	$21,027

These adjustments do not reflect the election of any cash consideration. If the Maersk Drilling shareholders opt for the maximum cash consideration of $50.0 million in lieu of Topco Shares, the pro forma equity balance would be $3,472.6 million as of December 31, 2021.

Note 4. Reclassification of Maersk Drilling’s Historical Financial Statement Presentation

The following reclassifications were made as a result of the Business Combination to conform Maersk Drilling’s historical financial information to Noble’s presentation:

Statement of Operations for the Twelve Months Ended December 31, 2021

(in thousands)

Financial Statement Line Item	Maersk Drilling Historical Presentation	Maersk Drilling Historical as Presented
Revenue	$1,267,136	$—
Contract drilling services (revenue)	—	1,267,136
Cost of sales	(920,945)	—
Contract drilling services (expense)	—	859,839
General and administrative	—	80,106
Reimbursables	—	11,000
Reimbursables and other	—	30,000
Impairment losses/reversals	11,034	—
Contract drilling services (expense)	—	(11,034)
Gain/loss on sale of non-current assets	(256,292)	—
Gain on sale of operating assets, net	—	(256,292)
Share of results in joint ventures	(1,424)	—
Interest income and other, net	—	(1,424)
Financial expenses	(75,402)	—
Interest expense, net of amounts capitalized	—	(64,358)
Interest income and other, net	—	(11,044)
Financial income	14,265	—
Interest income and other, net	—	14,265
Tax	(26,248)	—
Income tax benefit (provision)	—	(26,248)

Balance Sheet as of December 31, 2021

(in thousands)

Financial Statement Line Item	Maersk Drilling Historical Presentation	Maersk Drilling Historical as Presented
Cash and bank balances	$556,753	$—
Cash and cash equivalents	—	551,088
Prepaid expenses and other current assets	—	5,665
Trade receivables	237,439	—
Accounts receivable, net	—	237,439
Derivatives (current)	109	—
Prepaid expenses and other current assets	—	109
Other receivables	54,192	—
Prepaid expenses and other current assets	—	12,509
Taxes receivable	—	23,018
Accounts receivable, net	—	18,665
Prepayments	55,745	—
Prepaid expenses and other current assets	—	55,745
Intangible assets	13,401	—
Property and equipment, at cost	—	10,607
Prepaid expenses and other current assets	—	2,794
Right-of-use assets	23,223	—
Other assets	—	23,223
Deferred tax (asset)	16,891	—
Other assets	—	16,891
Property, plant and equipment	2,812,974	—
Property and equipment, at cost	—	9,411,016
Accumulated depreciation	—	(6,598,042)
Financial non-current assets, etc.	6,703	—
Other assets	—	6,703
Trade payables	164,158	—
Accounts payable	—	164,158
Deferred income	39,981	—
Other current liabilities	—	39,981
Provisions (current)	1,825	—
Other current liabilities	—	1,825
Borrowings, current	136,504	—
Current maturities of long-term debt	—	130,097
Other current liabilities	—	6,407
Other payables	64,980	—
Other current liabilities	—	18,872
Accrued payroll and related costs	—	33,728
Taxes payable	—	11,741
Interest payable	—	639
Tax payable	51,600	—
Other liabilities	—	51,600
Borrowings, non-current	925,685	—
Long-term debt	—	907,346
Other liabilities	—	18,339
Provisions (non-current)	8,502	—
Other liabilities	—	8,502
Deferred tax (liability)	26,305	—
Deferred income taxes	—	26,305
Derivatives (non-current)	16,241	—
Other liabilities	—	16,241
Share capital	62,520
Common stock	—	62,520
Reserves and retained earnings	2,257,811	—
Retained earnings (accumulated deficit)	—	2,278,838
Accumulated other comprehensive income (loss)	—	(21,027)

Note 5. Maersk Drilling Rig Disposal

The adjustments outlined below reflect adjustments to Maersk Drilling’s historical income statement for the year ended December 31, 2021 assuming the Maersk Drilling Rig Disposal had occurred on January 1, 2021. For the year ended December 31, 2021, Maersk Drilling recognized a non-recurring after-tax gain of $206.1 million on the Maersk Drilling Rig Disposal.

(A) Maersk Drilling Inspirer rig historical activity

Reflects the pro forma adjustments to eliminate the historical income statement activity attributed to the disposed Inspirer rig, which included foreign currency revaluation gains of $1.1 million presented within interest expense.

(B) Interest expense

Reflects the elimination of historical interest expense of $2.3 million associated with Maersk Drilling’s term loan facility, as the Inspirer rig triggered an $80.0 million mandatory repayment of Maersk Drilling’s outstanding borrowings under its term loan facility.

Note 6. Maersk Drilling IFRS to U.S. GAAP Conversion

The Pro Forma Financial Information reflects the material adjustments necessary to convert Maersk Drilling’s historical financial statements to U.S. GAAP and conform to Noble’s accounting policies based on an initial policy conversion assessment performed by management. Upon the consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. The adjustments outlined below are preliminary and are subject to change as additional information becomes available and as additional analysis is performed.

(C) Leases

Under IFRS, Maersk Drilling recognized right of use assets and lease liabilities for all leases, with the exceptions described in the paragraph below. However, as required by IFRS, Maersk Drilling did not distinguish between operating leases and finance leases and accounted for all leases recorded on the balance sheets similarly to finance leases under U.S. GAAP. Maersk Drilling recorded depreciation on all right-of-use assets and interest expense on all lease liabilities, while a straight-line operating expense is presented for operating leases under U.S. GAAP.

IFRS includes an exemption for leases of low-value assets, where a lessee may elect to recognize lease payments on a straight-line basis over the lease term instead of capitalizing them on the balance sheet. This exemption can be elected on a lease-by-lease basis. U.S. GAAP does not have explicit exemptions for leases of low-value assets, however, Maersk Drilling’s leases of low-value assets were not deemed material for purposes of the Pro Forma Financial Information.

The following table presents the pro forma adjustments to reclassify Maersk Drilling’s historical interest on lease liabilities and depreciation on right-of-use assets to general and administrative expense and contract drilling services expense to align with Noble’s accounting treatment under U.S. GAAP:

Twelve Months Ended December 31, 2021
Elimination of Maersk Drilling’s historical interest on lease liabilities	$1,072
Elimination of Maersk Drilling’s historical depreciation on right-of-use assets	(6,586)
Reclassification of amounts to general and administrative expense	2,794
Reclassification of amounts to contract drilling services expense	4,864

(D) Special items

Maersk Drilling has historically chosen to present as a separate line item within its historical income statements called ‘special items’ that was intended to capture the impact from non-recurring, infrequent or unusual events on the statement of operations. Such presentation of special items is disallowed under U.S. GAAP. The following table presents the pro forma adjustments to reclassify Maersk Drilling’s historical expenses presented within special items to general and administrative expense and contract drilling services expense to align with Noble’s treatment of such items under U.S. GAAP:

Twelve Months Ended December 31, 2021
Special items reclassified to merger and integration costs	$7,592
Special items reclassified to contract drilling services expense	13,135

Total Maersk Drilling special items	$20,727

(E) Impairment of property and equipment

Under IFRS, an asset must not be carried in the financial statements at more than the highest amount to be recovered through its use or sale. If the carrying amount of an asset exceeds the asset’s recoverable amount (i.e., the higher of an asset’s or cash-generating unit’s fair value less costs of disposal or its value in use), the asset is deemed to be impaired and an impairment loss is recognized immediately in profit or loss and the value of the cash-generating unit, or the carrying amount of the asset, is reduced.

Under U.S. GAAP, an impairment loss is triggered for long-lived assets only if the asset’s, or asset group’s, carrying amount is not recoverable (i.e., the asset or asset group’s carrying amount is less than the undiscounted future cash flows expected to be derived from the asset or asset group). Additionally, the reversal of an impairment loss is not permitted. As a result of the differences in impairment calculation, an updated impairment test was prepared for Maersk Drilling as if U.S. GAAP method was applied in 2016 through 2021 to assess the effect of the different accounting treatment between IFRS and U.S. GAAP for impairment. 2016 was selected as the beginning period for the assessment because it was the earliest year in which an impairment on its property and equipment occurred and had a continuing impact on the balance as of December 31, 2021. The analysis has been performed by adjusting the discount rate to zero percent in the impairment models that were used under IFRS and recalculating the impact on depreciation expense and deferred taxes for any impairments that would not have been recorded under U.S. GAAP.

The following table reflects the pro forma adjustments related to impairment to align Maersk Drilling’s historical treatment of impairment under IFRS to the treatment under U.S. GAAP, including (i) the elimination of any previously recognized impairment reversals, (ii) increasing the carrying value of property and equipment to reverse impairment losses which would not have been recorded under U.S. GAAP in prior periods, (iii) adjusting accumulated depreciation balance as of December 31, 2021 and depreciation expense for the year ended December 31, 2021 as a result of the increase in carrying value of property and equipment, and (iv) any related tax effects from the aforementioned adjustments:

As of December 31, 2021
Pro forma Condensed Combined Balance Sheet
Increase to carrying amount of property and equipment	$3,751,931
Increase to accumulated depreciation	(836,995)
Decrease to deferred income tax assets	(8,184)
Increase to deferred income tax liabilities	73,328

Twelve Months Ended December 31, 2021
Pro forma Condensed Combined Statements of Operations
Increase to depreciation expense	$234,077
Cumulative adjustment to income tax benefit (provision)	10,442

(F) Income Taxes

Reflects conversion adjustments recorded for tax positions that are not probable to be sustained under IFRS upon a tax audit and would therefore be fully reserved under U.S. GAAP. Under IFRS, such tax positions are recorded at either a weighted average or the most-likely outcome; whereas under U.S. GAAP, such positions are fully reserved.

Note 7. Noble Pro Forma Results of Operations

The following table provides for the Noble pro forma results of operations for the twelve months ended December 31, 2021 assuming the Noble Reorganization, the Pacific Drilling Merger, and the Noble Rig Disposal had occurred on January 1, 2021.

Unaudited Pro Forma Condensed Combined Statement of Operations

Twelve Months Ended December 31, 2021

(in thousands, except per share amounts)

				Noble Reorganization
	Noble Predecessor Historical Period From January 1, 2021 through February 5, 2021	Noble Successor Historical Period From February 6, 2021 through December 31, 2021	Twelve Months Ended December 31, 2021	Reorganization Adjustments		Fresh Start Adjustments		Pro Forma Noble (including reorganization items, net)	Removal of Noble Reorganization items, net		Noble Post- reorganization Pro Forma
Operating revenues
Contract drilling services	$74,051	$708,131	$782,182	$—		$(5,210	) (c)	$776,972	$—		$776,972
Reimbursables and other	3,430	62,194	65,624	—		—		65,624	—		65,624

	77,481	770,325	847,806	—		(5,210)		842,596	—		842,596

Operating costs and expense
Contract drilling services	46,965	639,442	686,407	920	(a)	—		687,327	—		687,327
Reimbursables	2,737	55,832	58,569	—		—		58,569	—		58,569
Depreciation and amortization	20,622	89,535	110,157	—		(11,123	) (d)	99,034	—		99,034
General and administrative	5,727	62,476	68,203	803	(a)	—		69,006	—		69,006
Merger and integration costs	—	24,792	24,792	—		—		24,792	—		24,792
Gain on sale of operating assets, net	—	(185,934)	(185,934)	—		—		(185,934)	—		(185,934)
Hurricane losses	—	23,350	23,350	—		—		23,350	—		23,350

	76,051	709,493	785,544	1,723		(11,123)		776,144	—		776,144

Operating income (loss)	1,430	60,832	62,262	(1,723)		5,913		66,452	—		66,452
Other income (expense)
Interest expense, net of amounts capitalized	(229)	(31,735)	(31,964)	(3,518	) (b)	—		(35,482)	—		(35,482)
Gain on extinguishment of debt, net	—	—	—	—		—		—	—		—
Interest income and other, net	399	10,945	11,344	—		—		11,344	—		11,344
Reorganization items, net	252,051	—	252,051	—		—		252,051	(252,051	) (k)	—
Gain on bargain purchase	—	62,305	62,305	—		—		62,305	—		62,305

Income (loss) from continuing operations before income taxes	253,651	102,347	355,998	(5,241)		5,913		356,670	(252,051)		104,619
Income tax benefit (provision)	(3,423)	(365)	(3,788)	353	(e)	1,094	(e)	(2,341)	—		(2,341)

Net income (loss)	$250,228	$101,982	$352,210	$(4,888)		$7,007		$354,329	$(252,051)		$102,278

Basic net income (loss) per share	$1.00	$1.61
Diluted net income (loss) per share	$0.98	$1.51
Weighted average shares outstanding
Basic	251,115	63,186
Diluted	256,571	67,628

		Pacific Drilling Merger
	Noble Post- reorganization Pro Forma	Pacific Successor Historical From January 1, 2021 through April 15, 2021	Pacific Drilling Merger Transaction Accounting Adjustments		Noble / Pacific Pro Forma Combined	Noble Rig Disposal Transaction Accounting Adjustments		Noble Pro Forma
Operating revenues
Contract drilling services	$776,972	$30,893	$—		$807,865	$(84,546	) (l)	$723,319
Reimbursables and other	65,624	1,791	—		67,415	(1,874	) (l)	65,541

	842,596	32,684	—		875,280	(86,420)		788,860

Operating costs and expense
Contract drilling services	687,327	43,586	2,108	(f)	733,021	(56,746	) (l)	676,275
Reimbursables	58,569	1,090	—		59,659	(1,008	) (l)	58,651
Depreciation and amortization	99,034	12,026	(7,656	) (g)	103,404	(7,593	) (l)	95,811
General and administrative	69,006	25,441	—		94,447	—		94,447
Merger and integration costs	24,792	—	—		24,792	—		24,792
Gain on sale of operating assets, net	(185,934)	—	—		(185,934)	—		(185,934)
Hurricane losses	23,350	—	—		23,350	—		23,350

	776,144	82,143	(5,548)		852,739	(65,347)		787,392

Operating income (loss)	66,452	(49,459)	5,548		22,541	(21,073)		1,468
Other income (expense)
Interest expense, net of amounts capitalized	(35,482)	(371)	371	(h)	(35,482)	10,683	(l)(m)	(24,799)
Gain on extinguishment of debt, net	—	(2,664)	—		(2,664)	—		(2,664)
Interest income and other, net	11,344	(25)	—		11,319	—		11,319
Reorganization items, net	—	—	—		—	—		—
Gain on bargain purchase	62,305	—	—		62,305	—		62,305

Income (loss) from continuing operations before income taxes	104,619	(52,519)	5,919		58,019	(10,390)		47,629
Income tax benefit (provision)	(2,341)	(263)	(8	) (i)	(2,612)	1,544	(l)	(1,068)

Net income (loss)	$102,278	$(52,782)	$5,911		$55,407	$(8,846)		$46,561

Basic net income (loss) per share								$0.70	(j)
Diluted net income (loss) per share								$0.66	(j)
Weighted average shares outstanding
Basic								66,615	(j)
Diluted								71,058	(j)

Noble Reorganization

Reorganization Adjustments

(a) Stock based compensation

Reflects an increase in stock-based compensation expense based on the new awards issued in connection with the Noble Reorganization.

(b) Interest expense

The adjustment reflects change of interest expense for the Predecessor as a result of the Noble Plan. Under the Noble Plan, all amounts outstanding under the 2017 Credit Facility (as defined in “Note 8—Debt” to the Audited Financial Statements included elsewhere in this prospectus), including the interest, were paid in full and all of Noble’s then outstanding senior notes were settled for the Noble Shares, Tranche 1 Warrants and Tranche 2 Warrants. Upon emergence, Noble entered into the Revolving Credit Agreement (as defined herein) that provides for a $675.0 million senior secured revolving credit facility (with a $67.5 million sublimit for the issuance of letters of credit thereunder) (solely for purposes of this section, the “Successor Revolving Credit Facility”) and issued $216.0 million of Notes with an interest rate of LIBOR + 4.75% and 11% payable semi-annually, respectively. The pro forma adjustment to interest expense was calculated as follows:

Twelve Months Ended December 31, 2021
Reversal of Predecessor interest expense	$(229)
Pro forma interest on the Successor Revolving Credit Facility and Notes	3,505
Amortization of Successor deferred financing costs	242

Pro forma adjustment for interest expense	$3,518

Assuming an increase in interest rates on the Revolving Credit Agreement and Notes of 1/8%, pro forma interest would increase by $0.1 million.

Fresh Start Adjustments

(c) Amortization of favorable contract

Adjustment reflects the amortization of favorable contracts with customers as a result of adopting fresh start accounting. The remaining useful life of the favorable contracts range between 1-3 years.

(d) Depreciation and amortization

Reflects the pro forma decrease in depreciation expense based on new preliminary asset values for the Predecessor as a result of adopting fresh start accounting. The pro forma adjustment to depreciation expense was calculated as follows:

Twelve Months Ended December 31, 2021
Removal of Predecessor depreciation expense	$(20,622)
Pro forma depreciation expense	9,499

Pro forma adjustment for depreciation and amortization	$(11,123)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of Noble’s drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(e) Income tax

Reflects the pro forma adjustment to tax expense as a result of reorganization adjustments and adopting fresh start accounting. The income tax impact was calculated by applying the appropriate statutory tax rate of the respective tax jurisdictions to which the pro forma adjustments relate, and which are reasonably expected to occur.

Pacific Successor Historical from January 1, 2021 through April 15, 2021

The following reclassifications were made as a result of the Pacific Drilling Merger to conform Pacific’s historical financial information to Noble’s presentation:

Financial Statement Line Item	Pacific Historical Presentation	Pacific Historical as Presented
Contract drilling services	$1,791	$—
Reimbursables and other	—	1,791
Operating expense	44,959	—
Contract drilling services (expense)	—	43,586
Reimbursables	—	1,090
Depreciation and amortization	—	283
Other expense	(25)	—
Interest income and other, net	—	(25)

Pacific Drilling Merger

(f) Contract drilling services

Noble has an accounting policy to expense costs for materials and supplies as received or deployed to the drilling units, while Pacific’s historical policy was to carry inventory at average cost and recognize them in earnings upon consumption. Adjustment reflects the change in contract drilling services expense related to Pacific’s materials and supplies inventory during the period from January 1, 2021 through April 15, 2021 to align with Noble’s treatment of such costs.

(g) Depreciation and amortization

Reflects the replacement of historical depreciation expense with the pro forma depreciation expense based on the estimated fair value of Pacific’s property and equipment upon the Pacific Drilling Merger. For pro forma purposes it is assumed that the Pacific Drilling Merger occurred on January 1, 2021. The pro forma adjustment to depreciation expense for the twelve months ended December 31, 2021 was calculated as follows:

Twelve Months Ended December 31, 2021
Removal of historical depreciation expense	$(12,026)
Pro forma depreciation expense	4,370

Pro forma adjustment for depreciation and amortization	$(7,656)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of Noble’s drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(h) Interest expense

Reflects the elimination of interest expense recorded at the successor entity of Pacific which was associated with the new senior secured delayed draw term loan facility entered into on December 31, 2020. In connection with the Pacific Drilling Merger, the facility was terminated, and the related interest expense removed from the unaudited pro forma condensed combined statement of operations.

(i) Income tax

Reflects the pro forma adjustment to tax expense. The income tax impact was calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate.

(j) Weighted average shares outstanding

The Noble pro forma weighted average shares outstanding calculation for the twelve months ended December 31, 2021 assumes the Noble Reorganization and the Pacific Drilling Merger had occurred on January 1, 2021. The table below presents the components of the numerator and denominator for the Noble pro forma income per share calculation for the periods presented:

Twelve Months Ended December 31, 2021
Numerator
Net income attributable to Noble	$46,561

Denominator
Basic shares:
Noble ordinary shares (excluding penny warrants)	60,152
Noble penny warrants	6,463

Pro forma weighted average shares outstanding, basic	66,615

Diluted shares:
Pro forma weighted average shares outstanding, basic	66,615
Dilutive effect of Noble in-the-money warrants	1,263
Dilutive effect from unvested Noble RSU Awards	3,180

Pro forma weighted average shares outstanding, diluted	71,058

Net income per share attributable to Noble, basic	$0.70
Net income per share attributable to Noble, diluted	$0.66

(k) Reorganization items

Reflects the removal of Reorganization items within the Predecessor period of Noble. All expenses are directly related to the Noble Reorganization.

Noble Rig Disposal

The adjustments outlined below reflect adjustments to Noble’s historical income statement for the year ended December 31, 2021 assuming the Noble Rig Disposal had occurred on January 1, 2021. For the year ended December 31, 2021, Noble recognized a non-recurring after-tax gain of $168.3 million on the Noble Rig Disposal.

(l) Noble Saudi rigs historical activity

Reflects the pro forma adjustments to eliminate the historical activity attributed to the disposed Noble Saudi jackup rigs from the unaudited pro forma condensed combined statement of operations.

(m) Interest expense

Reflects the elimination of total interest expense of $10.7 million associated with the Successor Revolving Credit Facility, including $1.2 million of pro forma interest expense recorded for the Noble Predecessor historical period and $9.5 million of interest expense recorded during the Noble Successor historical period. The Successor Revolving Credit Facility was fully paid down using the cash proceeds obtained through the Noble Rig Disposal.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist you in understanding our financial position at December 31, 2021 and 2020, and our results of operations for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021, and for each of the years in the two-year period ended December 31, 2020. The following discussion should be read in conjunction with the audited consolidated financial statements of Noble Parent and Finco and related notes included elsewhere in this prospectus (the “Audited Financial Statements”).

As used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the term (i) “Predecessor” refers to Legacy Noble and, as appropriate, its subsidiaries prior to and including the Effective Date, and (ii) “Successor” refers to Noble Parent and, as appropriate, its subsidiaries subsequent to the Effective Date. Finco was an indirect, wholly-owned subsidiary of Legacy Noble prior to the Effective Date and has been a direct, wholly-owned subsidiary of Noble Parent since the Effective Date. Noble Parent’s principal asset is all of the shares of Finco. Finco has no public equity outstanding. The consolidated financial statements of Noble Parent include the accounts of Finco and Noble Parent conducts substantially all of its business through Finco and its subsidiaries. As such, the terms “Predecessor” and “Successor” also refer to Finco, as the context requires.

Executive Overview

We provide contract drilling services to the international oil and gas industry with our global fleet of mobile offshore drilling units. Our business strategy focuses on a high-specification fleet of both floating and jackup rigs, and the deployment of our drilling rigs in established and emerging offshore oil and gas basins around the world.

We emphasize safe operations, environmental stewardship, social responsibility, and robust governance to sustain the superior performance and maximize stakeholder value achieved through our qualified and well-trained crews, the care of our surroundings and local communities, an effective management system, and a superior fleet. We also carefully manage rig operating costs through innovative systems and processes, including the use of data analytics and predictive maintenance technology.

As of the date of this prospectus, our fleet of 19 drilling rigs consisted of 11 floaters and eight jackups strategically deployed worldwide. We typically employ each drilling unit under an individual contract, and many contracts are awarded based upon a competitive bidding process.

For the period from February 6, 2021 through December 31, 2021, our financial and operating results from continuing operations include:

•	operating revenues totaling $770.3 million;

•	net income attributable to Noble Corporation of $102.0 million, or $1.51 per diluted share;

•	net cash provided by operating activities totaling $51.6 million;

•	successfully completed our financial restructuring and emerged from the Chapter 11 Cases with a substantially delevered balance sheet; and

•	nothing drawn on the Revolving Credit Facility as of December 31, 2021 and cash of approximately $194.1 million.

Demand for our services is driven by the offshore exploration and development programs of oil and gas operators, which in turn are influenced by many factors. Those factors include, but are not limited to, the price and price stability of oil and gas, the relative cost and carbon footprint of offshore resources within each operator’s broader energy portfolio, global macroeconomic conditions, world energy demand, the operator’s strategy toward renewable energy sources, environmental considerations and governmental policies.

Since 2014, the offshore drilling industry has faced the challenging combination of a significant rig oversupply and an overall reduction in offshore development and exploration activity that has reduced global offshore rig demand. Industry conditions gradually improved in 2019, which was evidenced by increasing utilization and improving dayrates. However, in the first half of 2020, this gradual recovery was abruptly halted as oil prices experienced concurrent supply and demand shocks. The supply shock was driven by production disagreements among OPEC+ member that resulted in sudden and a significant oversupply of oil, and the demand shock by the onset of the global COVID-19 pandemic that resulted in meaningful reduction in global economic activity and produced significant uncertainty among our customers. However, by early 2021, oil prices returned to pre-pandemic levels and continued to rise throughout 2021. Concurrent with this oil price recovery, contracting activity improved as our customer base started to increase their capital budgets. These events had significant impact on our results in 2020 and 2021.

Recent Events

Business Combination with Maersk Drilling. On November 10, 2021, Noble Parent entered into the Business Combination Agreement with Topco, Merger Sub and Maersk Drilling, pursuant to which, among other things, (i) (x) Noble Parent will merge with and into Merger Sub, with Merger Sub surviving the Maersk Drilling Merger as a wholly owned subsidiary of Topco, and (y) the Ordinary Shares will convert into an equivalent number of Topco Shares, and (ii) (x) Topco will make the Offer to Maersk Drilling’s shareholders and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of the Compulsory Purchase. The Board and the board of directors of Maersk Drilling have unanimously approved and adopted the Business Combination Agreement. Subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, the Business Combination is expected to close in mid-2022. For additional information, see “Prospectus Summary—Business Combination with Maersk Drilling.”

Irrevocable Undertaking. Concurrently with the entry into the Business Combination Agreement, APMH Invest, which holds approximately 41.6% of the issued and outstanding Maersk Drilling Shares, entered into the Undertaking with Noble Parent, Topco and Maersk Drilling, pursuant to which APMH Invest has, among other things, agreed to (a) accept the Offer in respect of the Maersk Drilling Shares that it owns and not withdraw such acceptance; (b) waive the right to receive any cash consideration in the Offer; (c) not vote in favor of any resolution to approve a competing alternative proposal; and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns. The Undertaking will lapse if (i) the Business Combination Agreement is terminated in accordance with its terms; (ii) Topco announces that it does not intend to make or proceed with the Business Combination; or (iii) the Offer lapses or is withdrawn and no new, revised or replacement offer is announced within 10 business days.

Letters of Intent. In addition, certain other Maersk Drilling shareholders, together holding approximately 12% of the issued and outstanding Maersk Drilling Shares, have delivered letters of intent expressing their intention to accept or procure the acceptance of the Offer in respect of the Maersk Drilling Shares that they own.

Maersk Drilling Voting Agreements. Concurrently with the entry into the Business Combination Agreement, Noble Parent and Maersk Drilling entered into the Maersk Drilling Voting Agreements with the Noble Supporting Shareholders, which collectively held approximately 53% of the issued and outstanding Ordinary Shares as of the date of the Maersk Drilling Voting Agreements. Pursuant to the Maersk Drilling Voting Agreements, each Noble Supporting Shareholder has, among other things, agreed to (a) consent to and vote (or cause to be voted) its Ordinary Shares (i) in favor of all matters, actions and proposals contemplated by the Business Combination Agreement for which Noble Parent shareholder approval is required and any other matters, actions or proposals required to consummate the Business Combination in accordance with the Business Combination Agreement, and (ii) among other things, against any competing alternative proposal; (b) be bound by certain other covenants and agreements relating to the Business Combination; and (c) subject to certain exceptions, be bound by certain transfer restrictions with respect to a portion of their securities. The Maersk Drilling Voting Agreements will terminate upon the earliest to occur of (x) the date that is ten months from the date of the Maersk Drilling Voting Agreements, (y) the closing date of the Business Combination and (z) the termination of the Business Combination Agreement pursuant to its terms. Notwithstanding the foregoing, each Noble Supporting Shareholder will have the right to terminate the applicable Maersk Drilling Voting Agreement if the Business Combination Agreement has been amended in a manner that materially and adversely affects such Noble Supporting Shareholder (including, without limitation, a reduction of the economic benefits to the Noble Supporting Shareholders contemplated thereby or an extension of the End Date beyond the date (as such date may be extended) set forth in the Business Combination Agreement).

New Relationship Agreement. At the closing of the Business Combination, Topco will enter into the New Relationship Agreement with the Existing Noble Investor party to the Bankruptcy Relationship Agreement and APMH Invest, which will set forth certain director designation rights of such Topco shareholders following the closing of the Business Combination. In particular, pursuant to the New Relationship Agreement, each of the Existing Noble Investor and APMH Invest will be entitled to designate (a) two nominees to the Topco Board so long as the Existing Noble Investor or APMH Invest, as applicable, owns no fewer than 20% of the then outstanding Topco Shares and (b) one nominee to the Topco Board so long as the Existing Noble Investor or APMH Invest, as applicable, owns fewer than 20% but no fewer than 15% of the then outstanding Topco Shares. Each nominee of the Existing Noble Investor and APMH Invest will meet the independence standards of the NYSE with respect to Topco; provided, however, that APMH Invest shall be permitted to have one nominee who does not meet such independence standards so long as such nominee is not an employee of Topco or any of its subsidiaries.

Maersk Drilling Merger Registration Rights Agreement. At the closing of the Business Combination, Topco will enter into the Maersk Drilling Merger RRA with APMH Invest pursuant to which, among other things, and subject to certain limitations set forth therein, APMH Invest will have customary demand and piggyback registration rights. In addition, pursuant to the Maersk Drilling Merger RRA, APMH Invest will have the right to require Topco, subject to certain limitations set forth therein, to effect a distribution of any or all of its Topco Shares by means of an underwritten offering. Topco is not obligated to effect any underwritten offering unless the dollar amount of the securities of APMH Invest to be sold is reasonably likely to result in gross sale proceeds of at least $20 million.

Saudi Purchase and Sale Agreement. On August 25, 2021, Finco and certain subsidiaries of Noble Parent entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) to sell the jackup rigs operated by the Noble group of companies in Saudi Arabia to ADES for a purchase price of $292.4 million in cash. Pursuant to the terms of the Purchase and Sale Agreement, the jackups, Noble Roger Lewis, Noble Scott Marks, Noble Joe Knight, and Noble Johnny Whitstine, together with certain related assets, were sold to ADES. The closing of the sale occurred in November 2021, and we recognized a gain of $185.9 million, net of transaction costs, associated with the disposal of these assets. The Purchase and Sale Agreement also included certain covenants that Noble has agreed to not carry on or be engaged in the operation of jackup drilling rigs in the territorial waters of the Kingdom of Saudi Arabia in the Arabian Gulf for a term after the closing date of (i) one year for purposes of drilling gas wells and (ii) two years for the purposes of drilling oil wells.

Hurricane Ida. During the period from February 6 through December 31, 2021, costs related to damages resulting from the encounter of the Noble Globetrotter II with Hurricane Ida in the US Gulf of Mexico, including costs to recover the lower marine riser package (the “LMRP”), totaled $23.4 million, inclusive of insurance proceeds of $7.5 million. In preparation for the approaching storm, the rig successfully secured the well it was drilling and detached the LMRP from the blowout preventer without incident. However, during transit to avoid the storm, a number of suspended riser joints and the LMRP separated from the rig, which were later successfully recovered. Due to the environmental conditions, a number of crew members were treated for minor injuries and released from medical care. Noble has given force majeure notice to the customer of the Noble Globetrotter II in accordance with the governing drilling services contract. Noble has insurance coverage for property damage to rigs due to named storms in the US Gulf of Mexico with a $10.0 million deductible per occurrence and a $50.0 million annual limit; however, our insurance policies may not adequately cover our losses and related claims, which could adversely affect our business.

NYSE Listing. On June 9, 2021, the Ordinary Shares began trading on the NYSE under the symbol “NE.”

Pacific Drilling Merger. On March 25, 2021, Noble Parent entered into the Pacific Drilling Merger Agreement with Pacific Drilling, pursuant to which Noble Parent acquired Pacific Drilling in an all-stock transaction on April 15, 2021. Pursuant to the terms and conditions set forth in the Pacific Drilling Merger Agreement, (a) each Membership Interest in Pacific Drilling was converted into the right to receive 6.366 Ordinary Shares and (b) each Pacific Warrant was converted into the right to receive 1.553 Ordinary Shares. As part of the transaction, Pacific Drilling’s equity holders received 16.6 million Ordinary Shares, or approximately 24.9% of the outstanding Ordinary Shares and Penny Warrants at closing. In connection with this acquisition, Noble Parent acquired seven floaters and subsequently sold two floaters, the Pacific Bora and Pacific Mistral, in June 2021 for net proceeds of $29.7 million.

The Pacific Drilling Merger provided incremental capacity to serve existing customers in the floater market, broadening our customer relationships and facilitating Noble’s reentry into the growing West Africa and Mexico regions. For additional information, see “Note 4—Acquisitions” to the Audited Financial Statements included elsewhere in this prospectus.

Emergence from Chapter 11. On the Effective Date, Legacy Noble successfully completed its financial restructuring and Legacy Noble and its debtor affiliates emerged from the Chapter 11 Cases. As a result, Noble emerged from bankruptcy on the Effective Date with a substantially de-levered balance sheet and less than $400.0 million of debt. Noble’s capital structure as of the Effective Date includes a $675.0 million Revolving Credit Facility, of which nothing is drawn as of December 31, 2021 and $216.0 million of Notes. On the Effective Date, Legacy Noble’s ordinary shares were cancelled and Ordinary Shares were issued to Legacy Noble’s former bondholders. Certain former bondholders and former equity holders of Legacy Noble were also issued warrants to purchase shares of Noble Parent. All cash payments made by Noble under the Plan on the Effective Date were funded from cash on hand, proceeds of the Rights Offering, and proceeds from the new Revolving Credit Facility. For additional information regarding the Chapter 11 Cases, the Rights Offering and our emergence, see “Note 2—Chapter 11 Emergence” to the Audited Financial Statements included elsewhere in this prospectus.

Fresh Start Accounting. In connection with our emergence from bankruptcy, Noble Parent and Finco qualified for and applied fresh start accounting on the Effective Date. With the application of fresh start accounting, we allocated the reorganization value to our individual assets and liabilities based on their estimated fair values. The Effective Date fair values of our assets and liabilities differed materially from their recorded values as reflected on the historical balance sheets. The application of fresh start accounting resulted in new reporting entities with no beginning retained earnings or accumulated deficit. Accordingly, our financial statements and notes thereto after the Effective Date are not comparable to our financial statements and notes to prior to that date. To facilitate our discussion and analysis of our financial condition and results of operations herein, we refer to the reorganized company as the “Successor” for periods subsequent to the Effective Date, and “Predecessor” for periods prior to the Effective Date. Furthermore, our presentations herein include a “black line” division to delineate the lack of comparability between the Predecessor and Successor.

Outlook

The global rig supply continues to come down from historic highs as Noble and other offshore drilling contractors retire less capable and idle assets. Concurrently, the incoming supply of newbuild offshore drilling rigs has diminished materially, with several newbuild rigs stranded in shipyards generally requiring dayrates in excess of current market rates in order to be economic to be brought into the global fleet.

Looking forward to 2022, we expect business opportunities and results in offshore drilling to improve as the global economy continues to stabilize and improve. However, the market outlook in our business varies by geographical region and water depth. We are continually encouraged by the ongoing indications of recovery in the ultra-deepwater floater market in the US Gulf of Mexico, South America, and Africa. Harsh environment jackup markets show stable opportunities and remain an important portion of our business.

While we are cautiously optimistic about recent positive trends, our industry continues to face challenges and uncertainties and is unlikely to return to activity levels experienced in historical cycle peaks. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. We also expect inflationary pressures to persist as well as continue to experience disruptions in supply chains and distribution channels. Nonetheless, the global energy demand is predicted to increase over the coming decades, and we expect that offshore oil and gas will continue to play an important and sustainable role in meeting this demand.

At December 31, 2021, we had a total contract drilling services backlog of approximately $1.2 billion, which includes a commitment of approximately 58 percent of available days for 2022. For additional information regarding our backlog, see “—Contract Drilling Services Backlog” below.

Contract Drilling Services Backlog

We maintain a backlog of commitments for contract drilling services. Our contract drilling services backlog reflects estimated future revenues attributable to signed drilling contracts. While backlog did not include any letters of intent as of December 31, 2021, in the past we have included in backlog certain letters of intent that we expect to result in binding drilling contracts.

We calculate backlog for any given unit and period by multiplying the full contractual operating dayrate for such unit by the number of days remaining in the period, and include certain assumptions based on the terms of certain contractual arrangements, discussed in the notes to the table below. The reported contract drilling services backlog does not include amounts representing revenues for mobilization, demobilization and contract preparation, which are not expected to be significant to our contract drilling services revenues, amounts constituting reimbursables from customers or amounts attributable to uncommitted option periods under drilling contracts or letters of intent. Backlog herein also has not been adjusted for the non-cash amortization related to favorable customer contract intangibles which were recognized on the Effective Date.

The table below presents the amount of our contract drilling services backlog, and the percent of available operating days committed for the periods indicated:

	Year Ending December 31, (1)
	Total	2022	2023	2024
	(In thousands)
Contract Drilling Services Backlog
Floaters (2)(3)	$1,065,168	$615,645	$448,226	$1,297
Jackups	169,619	165,044	4,575	—

Total	$1,234,787	$780,689	$452,801	$1,297

Percent of Available Days Committed (4)
Floaters (3)		62%	43%	**
Jackups		52%	2%	—%
Total		58%	26%	**

**	Not a meaningful percentage.

(1)

Represents a twelve-month period beginning January 1. Some of our drilling contracts provide customers with certain early termination rights and, in limited cases, those termination rights require minimal or no notice and minimal financial penalties.

(2)

Two of our long-term drilling contracts with Shell, the Noble Globetrotter I and Noble Globetrotter II, contain a dayrate adjustment mechanism that utilizes an average of market rates that match a set of distinct technical attributes and is subject to a modest discount, beginning on the fifth-year anniversary of the contract and continuing every six months thereafter. Each of the contracts now has a contractual dayrate floor of $275,000 per day. Once the dayrate adjustment mechanism becomes effective and following any idle periods, the dayrate for these rigs will not be lower than the higher of (i) the contractual dayrate floor or (ii) the market rate as calculated under the adjustment mechanism. The impact to contract backlog from these amendments has been reflected in the table above and the backlog calculation assumes that, after any idle period at the contractual stacking rate, each rig will work at its respective dayrate floor for the remaining contract term.

(3)

Noble entered into a multi-year Commercial Enabling Agreement (the “CEA”) with ExxonMobil in February 2020. Under the CEA, dayrates earned by each rig will be updated at least twice per year to the projected market rate at the time the new rate goes into effect, subject to a scale-based discount and a performance bonus that appropriately aligns the interests of Noble and ExxonMobil. Under the CEA, the table above includes awarded and remaining term of two years related to each of the four following rigs: the Noble Tom Madden, Noble Bob Douglas, Noble Don Taylor and Noble Sam Croft. Under the CEA, ExxonMobil may reassign terms among rigs. The aforementioned additional backlog included in the table above for periods where the rate is yet to be determined is estimated by using the most recently negotiated CEA rate.

(4)

Percent of available days committed is calculated by dividing the total number of days our rigs are operating under contract for such period by the product of the number of our rigs and the number of calendar days in such period.

The amount of actual revenues earned and the actual periods during which revenues are earned may be materially different than the backlog amounts and backlog periods presented in the table above due to various factors, including, but not limited to, the impact of the COVID-19 pandemic, current oversupply of oil, shipyard and maintenance projects, unplanned downtime, the operation of market benchmarks for dayrate resets, achievement of bonuses, weather conditions, reduced standby or mobilization rates and other factors that result in applicable dayrates lower than the full contractual operating dayrate. In addition, amounts included in the backlog may change because drilling contracts may be varied or modified by mutual consent or customers may exercise early termination rights contained in some of our drilling contracts or decline to enter into a drilling contract after executing a letter of intent. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated. See “Risk Factors—Risks Related to Our Business and Operations—Our current backlog of contract drilling revenue may not be ultimately realized.”

As of December 31, 2021, ExxonMobil and Shell represented approximately 60.2 percent and 18.1 percent of our backlog, respectively.

Results of Operations

Results for the Period from February 6 through December 31, 2021 and the Period from January 1 through February 5, 2021 Compared to the Year Ended December 31, 2020

Net income for the period from February 6 through December 31, 2021 was $102.0 million, or $1.51 per diluted share, on operating revenues of $770.3 million. Net income for the period from January 1 through February 5, 2021 was $250.2 million, or $0.98 per diluted share, on operating revenues of $77.5 million, compared to a net loss for the year ended December 31, 2020 of $4.0 billion, or $15.86 per diluted share, on operating revenues of $1.0 billion.

As a result of Noble conducting all of its business through Finco and its subsidiaries, the financial position and results of operations for Finco, and the reasons for material changes in the amount of revenue and expense items between the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the year ended December 31, 2020, would be the same as the information presented below regarding Noble in all material respects, with the exception of operating income (loss), the gain on bargain purchase and reorganization cost, net. For the period from February 6 through December 31, 2021 and the period from January 1 through February 5, 2021, Finco’s operating income was $47.7 million and $0.3 million higher, respectively, than that of Noble. The operating income difference for both the predecessor and successor period is primarily a result of expenses related to corporate legal costs and administration attributable to Noble for operations support and stewardship-related services. Included in the difference in operating income for the period from February 6 through December 31, 2021 were additional charges related to Merger and integration costs, primarily for the proposed Business Combination with Maersk Drilling and the acquisition of Pacific Drilling. In addition to the difference in operating income, the Noble successor period included a gain on bargain purchase of $62.3 million which was not recognized by Finco. In addition to the difference in operating income, the Noble predecessor period from January 1, 2021 through February 5, 2021 included a gain related to litigation claims of $77.3 million, which was not recognized by Finco.

During the year ended December 31, 2020, Finco’s operating loss was $100.6 million lower than that of Noble. The operating loss difference is primarily a result of expenses related to ongoing litigation, administration, and Chapter 11 bankruptcy charges directly attributable to Noble for operations support and stewardship-related services. Included in the difference in operating income for the year ended December 31, 2020, Noble recorded a $46.5 million expense related to litigation claims, which was not recognized by Finco and was settled in the fourth quarter of 2020 through reorganization costs, net. This resulted in a net gain of $15.0 million which is included in Noble’s Net loss but was not recognized by Finco.

Key Operating Metrics

Operating results for our contract drilling services segment are dependent on three primary metrics: operating days, dayrates and operating costs. We also track rig utilization, which is a function of operating days and the number of rigs in our fleet. For more information on operating costs, see “—Contract Drilling Services” below.

The following table presents the average rig utilization, operating days and average dayrates for our rig fleet for the periods indicated:

	Average Rig Utilization (1)			Operating Days (2)			Average Dayrates (2)
	Successor	Predecessor		Successor	Predecessor		Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020
Floaters (3)	71%	86%	60%	2,561	216	2,354	$208,443	$231,745	$208,723
Jackups (3)	68%	58%	71%	2,545	252	3,147	88,742	95,212	132,722

Total (3)	70%	68%	66%	5,106	468	5,501	$148,780	$158,228	$165,276

(1)

We define utilization for a specific period as the total number of days our rigs are operating under contract, divided by the product of the total number of our rigs, including cold stacked rigs, and the number of calendar days in such period. Information reflects our policy of reporting on the basis of the number of available rigs in our fleet, excluding newbuild rigs under construction.

(2)

An operating day is defined as a calendar day during which a rig operated under a drilling contract. We define average dayrates as revenue from contract drilling services earned per operating day. Average dayrates have not been adjusted for the non-cash amortization related to favorable customer contract intangibles.

(3)

Calculations in the above table include the rigs acquired from the Pacific Drilling Merger after the effective date of April 15, 2021. Calculations in the above table exclude the four jackups sold in the fourth quarter of 2021, following the closing of the sale on November 5, 2021.

Contract Drilling Services

The following table presents the operating results for our contract drilling services segment for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the year ended 2020 (dollars in thousands):

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020
Operating revenues:
Contract drilling services	$708,131	$74,051	$909,236
Reimbursables and other (1)	62,194	3,430	55,036

	$770,325	$77,481	$964,272

Operating costs and expenses:
Contract drilling services	$639,442	$46,965	$567,487
Reimbursables (1)	55,832	2,737	48,188
Depreciation and amortization	89,535	20,622	374,129
General and administrative	62,476	5,727	121,196
Merger and integration costs	24,792	—	—
Gain on sale of operating assets, net	(185,934)	—	—
Hurricane losses and (recoveries), net	23,350	—	—
Pre-petition charges	—	—	14,409
Loss on impairment	—	—	3,915,408

	709,493	76,051	5,040,817

Operating income (loss)	$60,832	$1,430	$(4,076,545)

(1)

We record reimbursements from customers for out-of-pocket expenses as operating revenues and the related direct costs as operating expenses. Changes in the amount of these reimbursables generally do not have a material effect on our financial position, results of operations or cash flows.

Contract Drilling Services Revenues

		Successor		Predecessor
		Period From February 6, 2021 through December 31, 2021		Period From January 1, 2021 through February 5, 2021		Year Ended December 31, 2020
		Floaters	Jackups	Floaters	Jackups	Floaters	Jackups
Contract drilling services revenues		$482.3	$225.8	$50.1	$24.0	$491.4	$417.8
Utilization		71%	68%	86%	58%	60%	71%
Operating Days		2,561	2,545	216	252	2,354	3,147
Average Dayrates		$208,443	$88,742	$231,745	$95,212	$208,723	$132,722

Contracted rigs	— Beginning	7	11	7	11	7	13
	— Ending	9	6	7	11	7	11

Total rigs	— Beginning	7	12	7	12	12	13
	— Acquired	7	—	—	—	—	—
	— Disposed	(2)	(4)	—	—	(5)	(1)

	— Ending	12	8	7	12	7	12

Floaters. During the period from February 6, 2021 to December 31, 2021, average rig utilization for the fleet was primarily benefited by the disposal of five floaters in November and December 2020 and, to a lesser extent, the lack of suspensions due to the COVID-19 pandemic. The five floaters disposed in 2020 did not operate throughout 2020. In April 2021, we acquired seven floaters in the Pacific Drilling Merger and disposed of two acquired cold stacked floaters in June 2021. The prompt disposal of these rigs mitigated downward impact on utilization. Of the five floaters acquired in 2021, one remained under contract the entire period since its acquisition, contributing to operating days at average dayrates similar to certain rigs in our existing fleet, two contributed operating days a portion of the period at similar or higher dayrates to certain rigs our existing fleet, and two remained cold stacked since acquisition. The two acquired cold stacked rigs had a downward effect on average rig utilization. During 2021, four legacy floaters had a modest rise in average dayrates. The higher dayrates on the acquired rigs in 2021 and the rise in dayrates on our four legacy floaters were partly offset by a lower dayrate on our semisubmersible rig when it began operations under a new contract during 2021. Contract drilling revenue for the period from February 6, 2021 to December 31, 2021 included $91.3 million related to the floaters acquired in the Pacific Drilling Merger, and was reduced by (i) $51.5 million of non-cash amortization related to customer contract intangibles which were recognized on the Effective Date, (ii) $11.6 million related to the Noble Globetrotter II when it went on a lower force majeure rate in August 2021 until late December 2021 due to damage sustained by Hurricane Ida and (iii) the lack of amortizations related to deferred revenue that could not be recognized on the Effective Date. During the year ended December 31, 2020, fleet utilization and operating days were affected by owning five floaters which did not operate substantially all of the year and a short-term suspension of one floater during the COVID-19 pandemic.

Jackups. We began 2020 with each rig in our fleet of 13 jackups contracted. However, during the first half of 2020, primarily as a result of the COVID-19 pandemic, three of our 13 rigs in our jackup fleet rolled off contracts with few opportunities for renewal, two were placed on temporary suspension during the year, and one was placed on long-term suspension through the remainder of 2020. Three other jackups experienced breaks in contracted operating days. In August 2020, we disposed of one jackup. The largest effect on our average dayrates during 2020 was a reduction in the dayrate on the Noble Lloyd Noble in September 2020, which historically carried a dayrate significantly higher than the average dayrates of our jackup fleet. Despite the challenges of 2020, we ended the year with 11 of our 12 jackups contracted. During the period from February 6, 2021 to December 31, 2021, the average dayrate of our jackup fleet was negatively impacted further when the Noble Lloyd Noble incurred extended shipyard time of approximately eight months before it returned to operations at end of October 2021. In early November 2021, Noble disposed of four operating jackups in Saudi Arabia. Operating days were reduced by the sale of these rigs while the utilization metric is unaffected. The lingering effects of the COVID-19 pandemic, suspensions and the lack of new contracts at higher rates in our jackup fleet had negative effects on our average dayrate in the jackup fleet in the period ended December 31, 2021.

January 1, 2021 to February 5, 2021. During the period ended February 5, 2021, average dayrates for our floaters were benefited by a general rise in dayrates in late 2020. Utilization for our floaters during this period was benefited by the fact we had disposed of idled floaters in 2020 and had not yet acquired certain uncontracted rigs in the Pacific Drilling Merger in April 2021. Average dayrates and utilization for our jackup fleet during this period were negatively affected by the lingering effects of the COVID-19 pandemic, where five of the 12 jackups we began 2021 with were idled, as compared to one of 13 rigs to begin the year 2020.

Operating Costs and Expenses

During the period from February 6 through December 31, 2021, contract drilling services costs, which includes our local administrative and operations support, totaled $639.4 million. Ten of our 12 floaters were contracted and operated during the period, four of which were contracted and operated for the full period. Eleven of our 12 jackups were contracted and operated during the period, one of which was contracted and operated for the full period. Operating costs within the period increased due to: (i) the five floaters that were acquired in the Pacific Drilling Merger, (ii) the Noble Hans Duel for contract commencement in early April, including repairs subsequent to contract commencement, and (iii) the Noble Lloyd Noble’s shipyard projects for its contract in Norway, which commenced in late October. Operating costs within the period decreased due to the sale of four jackups operating in Saudi Arabia in November 2021.

During the period from January 1 through February 5, 2021, contract drilling services costs totaled $47.0 million. Reduced operating costs in the period was a result of rigs stacked during the entire period including the Noble Clyde Boudreaux, Noble Houston Colbert, Noble Hans Deul and Noble Tom Prosser.

During the year ended December 31, 2020, contract drilling services costs totaled $567.5 million. Operating costs for this period included costs related to 15 rigs which were contracted and operating the majority of the period. In addition, the period also included costs related to the jackup Noble Joe Beall sold in the first quarter of 2020 and five floaters that were stacked and ultimately retired and sold in the fourth quarter of 2020, including the Noble Bully I, Noble Bully II, Noble Danny Adkins, Noble Jim Day, and Noble Paul Romano. The Noble Tom Prosser and Noble Tom Madden were placed on special standby rates during this period due to the effects of the COVID-19 pandemic. The Noble Hans Duel and Noble Houston Colbert were warm stacked for the majority of the period, contributing to a reduction in costs.

Depreciation and Amortization. Depreciation and amortization totaled $89.5 million, $20.6 million, and $374.1 million during the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the year ended December 31, 2020, respectively. Depreciation during February 6 through December 31, 2021 was impacted by the fair value remeasurement of our rigs as a result of the implementation of fresh start accounting on the Effective Date and has increased due to the rigs acquired from the Pacific Drilling Merger. Depreciation during the year ended December 31, 2020 declined due to impairments of assets recognized during the first quarter of 2020.

Loss on Impairments. We recorded a loss on impairment of $3.9 billion for the year ended December 31, 2020. We impaired the carrying value to estimated fair value for seven floaters and nine jackups and certain capital spare equipment during 2020. For additional information, see “Note 7— Loss on Impairment” to the Audited Financial Statements included elsewhere in this prospectus.

General and Administrative Expenses. General and administrative expenses totaled $62.5 million, $5.7 million and $121.2 million during the period from February 6 through December 31, 2021, the period from

January 1 through February 5, 2021 and the year ended December 31, 2020, respectively. The year ended December 31, 2020 included $54.0 million of charges related to litigation that has been settled.

Pre-Petition Charges. Noble incurred $14.4 million of pre-petition charges during the year ended December 31, 2020. These costs relate to attorneys’ and financial advisors’ fees and other professional fees incurred in connection with the Chapter 11 Cases, prior to the Petition Date.

Merger and Integration Costs. Noble incurred $24.8 million of merger and integration costs in connection with the Pacific Drilling Merger and proposed Business Combination with Maersk Drilling during the period from February 6 through December 31, 2021. Finco incurred $8.3 million of merger and integration costs in connection with the Pacific Drilling Merger during the period from February 6 through December 31, 2021. For additional information, see “Note 4—Acquisitions and Divestitures” to the Audited Financial Statements included elsewhere in this prospectus.

Gain on Sale of Operating Assets, Net. Noble recorded a gain of $185.9 million resulting from the sale of rigs to ADES during the period from February 6 through December 31, 2021. Finco recorded a gain of $187.5 million resulting from the sale of rigs to ADES during the period from February 6 through December 31, 2021. The closing of the sale occurred in November 2021, and the Company recognized a gain, net of transaction costs, in the fourth quarter of 2021 associated with the disposal of these assets. Transaction costs included broker fees, statutory termination benefits and professional fees. For additional information, see “Note 4—Acquisitions and Divestitures” to the Audited Financial Statements included elsewhere in this prospectus.

Hurricane Losses and Recoveries, Net. Noble incurred $30.9 million of costs and received recoveries of $7.5 million from our insurance in connection to damages sustained from Hurricane Ida during the period from February 6 through December 31, 2021. We have incurred $25.2 million in charges related to equipment recovery efforts and damage assessment, and a write-off of assets of $5.4 million as a result of the damage assessment. For additional information, see “Note 6—Property and Equipment” to the Audited Financial Statements included elsewhere in this prospectus.

Other Income and Expenses

Reorganization Items, Net. Noble incurred a net gain of $252.1 million for reorganization items during the period from January 1 through February 5, 2021. Finco incurred a net gain of $195.4 million for reorganization items during the period from January 1 through February 5, 2021. The gain was primarily the result of gains on the settlement of Liabilities subject to compromise exceeding other net reorganization charges and net charges related to fresh start accounting. Noble incurred net charges of $23.9 million for reorganization items during the year ended December 31, 2020. Finco incurred net charges of $50.8 million for reorganization items during the year ended December 31, 2020. These costs relate to attorneys’ and financial advisors’ fees, write-off of deferred financing costs and debt discounts, revisions of estimated claims, adjustments to legal contingencies and other professional fees incurred in connection with the Chapter 11 Cases.

Interest Expense. Interest expense totaled $31.7 million, $0.2 million and $164.7 million during the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the year ended December 31, 2020, respectively. The Predecessor period of 2021 and 2020 included reduced expenses due to the Bankruptcy Court order of a stay on all interest expense during the pendency of the Chapter 11 Cases. The Successor period of 2021 includes interest expense on our newly issued Second Lien Notes as well as borrowings under our Revolving Credit Facility, slightly offset by capitalized interest of $2.0 million. For additional information, see “Note 8—Debt” to the Audited Financial Statements included elsewhere in this prospectus.

Gain on Bargain Purchase. Noble recognized a $62.3 million gain on the bargain purchase of Pacific Drilling during the period from February 6 through December 31, 2021. For additional information, see

“Note 4—Acquisitions and Divestitures” to the Audited Financial Statements included elsewhere in this prospectus.

Income Tax Provision (Benefit). We recorded an income tax expense of $0.4 million and $3.4 million, and an income tax benefit of $260.4 million during the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the year ended December 31, 2020, respectively.

During the period from February 6, 2021 to December 31, 2021, our tax provision included tax benefits of $24.2 million related to US and non-US reserve releases, $12.6 million related to a US tax refund, $22.8 million related to deferred tax assets previously not recognized, $1.9 million related to recognition of a non-US refund claim and $1.2 million related primarily to deferred tax adjustments. Such tax benefits were offset by tax expenses of $21.2 million related to various recurring items primarily comprised of Guyana withholding tax on gross revenue and $42.0 million related to non-US tax reserves.

During the period ended on February 5, 2021, our income tax provision included a tax benefit of $1.7 million related to non-US reserve release and tax expense of $2.5 million related to fresh start and reorganization adjustments, and other recurring tax expenses of approximately $2.6 million.

During the year ended December 31, 2020, our tax benefit included the tax effect from asset impairments of $99.7 million, the tax impact of the application of the CARES Act of $39 million, a non-US reserve release due to a statute expiration of $4.6 million, a reduction of US tax reserves of $111.9 million, and the tax benefits of an internal restructuring net of resulting adjustment to the valuation allowance of $17.9 million and other recurring tax benefits of approximately $47.3 million. These tax benefits were partially offset by a 2019 US return-to-provision adjustment and resulting adjustment to the valuation allowance of $21.2 million, an increase in UK valuation allowance of $31.1 million, and an increase in non-US tax reserves of $7.8 million.

Results for the Year Ended December 31, 2020 and the Year Ended December 31, 2019

Information related to a comparison of our results of operations for our fiscal year ended December 31, 2020 compared to our fiscal year ended December 31, 2019 is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 12, 2021.

Liquidity and Capital Resources

As a result of the financial restructuring through the Chapter 11 Cases, Noble emerged with a new $675.0 million Revolving Credit Facility and $216.0 million of Notes. At emergence, Legacy Noble’s ordinary shares were cancelled and Ordinary Shares were issued to Legacy Noble’s former bondholders. Certain former bondholders and former equity holders of Legacy Noble were also issued warrants to purchase shares of Noble Parent.

Post-emergence Debt

Senior Secured Revolving Credit Facility

On the Effective Date, Finco and Noble International Finance Company (“NIFCO”) entered into a senior secured revolving credit agreement (the “Revolving Credit Agreement”) providing for a $675.0 million senior secured revolving credit facility (with a $67.5 million sublimit for the issuance of letters of credit thereunder) (the “Revolving Credit Facility”) and cancelled all debt that existed immediately prior to the Effective Date. The Revolving Credit Facility matures on July 31, 2025. Subject to the satisfaction of certain conditions, Finco may from time to time designate one or more of Finco’s other wholly-owned subsidiaries as additional borrowers under the Revolving Credit Agreement (collectively with Finco and NIFCO, the “Borrowers”). As of the

Effective Date, $177.5 million of loans were outstanding, and $8.8 million of letters of credit were issued, under the Revolving Credit Facility. As of December 31, 2021, we had no loans outstanding and $8.8 million of letters of credit issued under the Revolving Credit Facility and an additional $6.3 million in letters of credit and surety bonds issued under bilateral arrangements.

All obligations of the Borrowers under the Revolving Credit Agreement, certain cash management obligations and certain swap obligations are unconditionally guaranteed, on a joint and several basis, by Finco and certain of its direct and indirect subsidiaries (collectively with the Borrowers, the “Credit Parties”), including a guarantee by each Borrower of the obligations of each other Borrower under the Revolving Credit Agreement. All such obligations, including the guarantees of the Revolving Credit Facility, are secured by senior priority liens on substantially all assets of, and the equity interests in, each Credit Party, subject to certain exceptions and limitations described in the Revolving Credit Agreement. Neither Pacific Drilling nor any of its current subsidiaries is a subsidiary guarantor of the Revolving Credit Facility, and none of their assets secure the Revolving Credit Facility. In addition, none of the Maersk Drilling assets will secure the Revolving Credit Facility upon the closing of the Business Combination.

The loans outstanding under the Revolving Credit Facility bear interest at a rate per annum equal to the applicable margin plus, at Finco’s option, either: (i) the reserve-adjusted LIBOR or (ii) a base rate, determined as the greatest of (x) the prime loan rate as published in the Wall Street Journal, (y) the federal funds effective rate plus 1/2 of 1% and (z) the reserve-adjusted one-month LIBOR plus 1%. The applicable margin is initially 4.75% per annum for LIBOR loans and 3.75% per annum for base rate loans and will be increased by 50 basis points after July 31, 2024, and may be increased by an additional 50 basis points under certain conditions described in the Revolving Credit Agreement.

The Borrowers are required to pay customary quarterly commitment fees and letter of credit and fronting fees.

Availability of borrowings under the Revolving Credit Agreement is subject to the satisfaction of certain conditions, including restrictions on borrowings if, after giving effect to any such borrowings and the application of the proceeds thereof, (i) the aggregate amount of Available Cash (as defined in the Revolving Credit Agreement) would exceed $100.0 million, (ii) the Consolidated First Lien Net Leverage Ratio (as defined in the Revolving Credit Agreement) would be greater than 5.50 to 1.00 and the aggregate principal amount outstanding under the Revolving Credit Facility would exceed $610.0 million, or (iii) the Asset Coverage Ratio (as described below) would be less than 2.00 to 1.00.

Mandatory prepayments and, under certain circumstances, commitment reductions are required under the Revolving Credit Facility in connection with (i) certain asset sales, asset swaps and events of loss (subject to reinvestment rights if no event of default exists) and (ii) certain debt issuances. Available Cash in excess of $150.0 million is also required to be applied periodically to prepay loans (without a commitment reduction). The loans under the Revolving Credit Facility may be voluntarily prepaid, and the commitments thereunder voluntarily terminated or reduced, by the Borrowers at any time without premium or penalty, other than customary breakage costs.

The Revolving Credit Agreement obligates Finco and its restricted subsidiaries to comply with the following financial maintenance covenants:

•	as of December 31, 2021, Adjusted EBITDA (as defined in the Revolving Credit Agreement) is not permitted to be lower than $25.0 million for the four fiscal quarter periods ending on December 31, 2021;

•

as of the last day of each fiscal quarter ending on or after March 31, 2022, the ratio of Adjusted EBITDA to Cash Interest Expense (as defined in the Revolving Credit Agreement) is not permitted to be less than (i) 2.00 to 1.00 for each four fiscal quarter period ending on or after March 31, 2022 until June 30, 2024, and (ii) 2.25 to 1.00 for each four fiscal quarter period ending thereafter; and

•

for each fiscal quarter ending on or after June 30, 2021, the ratio of (i) Asset Coverage Aggregate Rig Value (as defined in the Revolving Credit Agreement) to (ii) the aggregate principal amount of loans and letters of credit outstanding under the Revolving Credit Facility (the “Asset Coverage Ratio”) as of the last day of any such fiscal quarter is not permitted to be less than 2.00 to 1.00.

The Revolving Credit Facility contains affirmative and negative covenants, representations and warranties and events of default that the Company considers customary for facilities of this type.

Notes Indenture

On the Effective Date, pursuant to the Backstop Commitment Agreement and in accordance with the Plan, Noble Parent and Finco consummated the Rights Offering of Notes and associated Ordinary Shares at an aggregate subscription price of $200 million. On the Effective Date, Finco issued an aggregate principal amount of $216 million of Notes, which includes the aggregate subscription price of $200 million plus a backstop fee of $16 million which was paid in kind. For additional information regarding the Notes, see “Description of the Notes.”

Sources and Uses of Cash

Our principal sources of capital in 2021 were cash generated from operating activities and funding from our Revolving Credit Facility and Notes. Cash on hand during 2021 was primarily used for the following:

•	normal recurring operating expenses;

•	fees and expenses related to the Chapter 11 Cases; and

•	capital expenditures.

Our currently anticipated cash flow needs, both in the short-term (fiscal year 2022) and long-term (beyond fiscal year 2022), may include the following:

•	normal recurring operating expenses;

•	planned and discretionary capital expenditures;

•	repurchase, redemptions or repayments of debt and interest; and

•	certain contractual cash obligations and commitments.

We may, from time to time, redeem, repurchase or otherwise acquire our outstanding Notes through open market purchases, tender offers or pursuant to the terms of such securities.

We currently expect to fund our cash flow needs with cash generated by our operations, cash on hand, proceeds from sales of assets or borrowings under our Revolving Credit Facility and we believe this will provide us with sufficient ability to fund our cash flow needs over the next 12 months. Subject to market conditions and other factors, we may also issue equity or long-term debt securities to fund our cash flow needs and for other purposes.

Net cash provided by operating activities was $51.6 million during the period from February 6 through December 31, 2021, net cash used in operating activities was $45.4 million for the period from January 1 through February 5, 2021 and net cash provided by operating activities was $273.2 million for the year ended December 31, 2020. The Successor and prior year Predecessor periods benefited from a cash inflow from operating assets and liabilities, while the Predecessor had a cash outflow from operating assets and liabilities. We had working capital of $207.3 million at December 31, 2021 and $383.9 million at December 31, 2020.

Net cash provided by investing activities was $207.9 million during the period from February 6 through December 31, 2021 and net cash used in investing activities was $14.4 million during the period from January 1 through February 5, 2021 and $121.5 million during the year ended December 31, 2020. The Successor period includes proceeds from the sale of the Noble Roger Lewis, Noble Scott Marks, Noble Joe Knight, and Noble Johnny Whitstine to ADES in November 2021, cash acquired from the Pacific Drilling Merger and proceeds from the sale of the Pacific Bora and Pacific Mistral in late June 2021. The Predecessor and Successor periods include shipyard work on the Noble Lloyd Noble and the managed pressure drilling upgrade on the Noble Don Taylor and Noble Tom Madden. The year ended December 31, 2020 also included proceeds from the sale of six rigs.

Net cash used in financing activities was $176.8 million during the period from February 6 through December 31, 2021 and $191.2 million during the period from January 1 through February 5, 2021 and net cash provided by financing activities was $107.4 million for the year ended December 31, 2020. The 2021 Predecessor period included the repayment of the 2017 Credit Facility, issuances of the Notes and borrowings on the Revolving Credit Facility. The Successor period includes net repayments on the Revolving Credit Facility, resulting in no loans outstanding under the facility as of December 31, 2021. The year ended December 31, 2020 included net borrowings on the 2017 Credit Facility and the early repayment of the 2018 Seller Loan and the 2019 Seller Loan. See “Note 8—Debt” to the Audited Financial Statements included elsewhere in this prospectus.

At December 31, 2021, we had a total contract drilling services backlog of approximately $1.2 billion, which includes a commitment of 58 percent of available days for 2022. For additional information regarding our backlog, see “—Contract Drilling Services Backlog.”

Capital Expenditures

Capital expenditures totaled $159.9 million, $10.3 million, $148.2 million and $306.4 million during the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021, and the years ended December 31, 2020 and 2019, respectively.

Capital expenditures during the period from February 6 through December 31, 2021 consisted of the following:

•	$65.0 million for sustaining capital;

•	$70.1 million in major projects, including subsea and other related projects;

•	$2.0 million for capitalized interest; and

•	$22.8 million for rebillable capital and contract modifications.

Capital expenditures during the period from January 1 through February 5, 2021 consisted of the following:

•	$1.5 million for sustaining capital;

•	$2.1 million in major projects, including subsea and other related projects; and

•	$6.7 million for rebillable capital and contract modifications.

Our total capital expenditure estimate for 2022 is expected to range between $155.0 million and $170.0 million, of which approximately $100.0 million to $115.0 million is currently anticipated to be spent for sustaining capital, and approximately $25.0 million is anticipated to be reimbursed by our customers. Our current capital expenditure estimates are not inclusive of any potential merger capital outlay.

From time to time we consider possible projects that would require expenditures that are not included in our capital budget, and such unbudgeted expenditures could be significant. In addition, while liquidity and preservation of capital remains our top priority, we will continue to evaluate acquisitions of drilling units from time to time.

Share Capital

Pursuant to the Amended and Restated Memorandum of Association of Noble Parent, the share capital of Noble Parent is $6,000 divided into 500,000,000 ordinary shares of a par value of $0.00001 each and 100,000,000 shares of a par value of $0.00001, each of such class or classes having the rights as the Board may determine from time to time. Pursuant to the Memorandum of Association of Finco, the share capital of Finco is $55,000,000 divided into 400,000,000 shares of a par value of $0.10 each and 15,000,000 preferred shares of a par value of $1.00 each.

In accordance with the Plan, all agreements, instruments and other documents evidencing, relating to or otherwise connected with any of Legacy Noble’s equity interests outstanding prior to the Effective Date, including all equity-based awards, were cancelled and all such equity interests have no further force or effect after the Effective Date. Pursuant to the Plan, the holders of Legacy Noble’s ordinary shares, par value $0.01 per share, outstanding prior to the Effective Date received their pro rata share of the Tranche 3 Warrants to acquire Ordinary Shares.

The payment of future dividends by Noble Parent will depend on our results of operations, financial condition, cash requirements, future business prospects, contractual and indenture restrictions and other factors deemed relevant by the Board; however, at this time, Noble Parent does not expect to pay any dividends in the foreseeable future.

Summary of Contractual Cash Obligations and Commitments

We have $75.0 million of long-term tax reserves for uncertain tax positions, including interest and penalties, which are included in “Other liabilities” due to the difficulty in making reasonably reliable estimates of the timing of cash settlements to taxing authorities. See “Note 13—Income Taxes” to the Audited Financial Statements included elsewhere in this prospectus.

At December 31, 2021, no long-term debt will be due in the next twelve months and $216.0 million will be due subsequent to 2022. See “Note 8—Debt” to the Audited Financial Statements included elsewhere in this prospectus.

At December 31, 2021, $12.2 million of pension obligations will be due in the next twelve months and the remainder of $128.2 million will be due subsequent to 2022. See “Note 14—Employee Benefit Plans” to the Audited Financial Statements included elsewhere in this prospectus.

For a description of our operating lease obligations, see “Note 12—Leases” to the Audited Financial Statements included elsewhere in this prospectus.

At December 31, 2021, we had other commitments that we are contractually obligated to fulfill with cash if the obligations are called. These obligations include letters of credit that guarantee our performance as it relates to our drilling contracts, tax and other obligations in various jurisdictions. These letters of credit obligations are not normally called, as we typically comply with the underlying performance requirement. At December 31, 2021, $9.4 million letters of credit and commercial commitments will be due in the next twelve months and the remainder of $5.7 million will be due subsequent to 2022.

Guarantees of Registered Securities

As described herein, the Notes issued by Finco are fully and unconditionally guaranteed, jointly and severally, on a senior secured second-priority basis, by the direct and indirect subsidiaries of Finco that are Credit Parties under the Revolving Credit Facility (the “Guarantors”). The guarantees are unconditional, irrevocable, joint and several senior obligations of each Guarantor and rank equally in right of payment with all future senior indebtedness of such Guarantor and effectively senior to all of such Guarantor’s unsecured senior indebtedness.

The Notes and such guarantees are secured by second priority liens on the collateral securing the obligations under the Revolving Credit Facility, including, among other things, (i) a pledge of the equity interests in Finco, (ii) pledges of the equity interests in the Guarantors and (iii) a lien on substantially all of the assets of Finco and the Guarantors (including the equity interests in substantially all of the other direct subsidiaries of Finco and the Guarantors), in each case, subject to certain exceptions and limitations (collectively, the “Collateral”). The Collateral also includes mortgages on certain rigs owned by the Guarantors. Neither Pacific Drilling nor any of its current subsidiaries is a subsidiary guarantor of the Revolving Credit Facility or the Notes. The Collateral does not include any assets of, or equity interests in, Pacific Drilling or any of its current subsidiaries. In addition, none of the Maersk Drilling assets will secure the Revolving Credit Facility or the Notes upon the closing of the Business Combination, and the Collateral does not include any assets of Maersk Drilling. We are providing the following information about the Guarantors and the Collateral in compliance with Rules 13-01 and 13-02 of Regulation S-X.

Note Guarantees

The guarantees by the Guarantors are unconditional, irrevocable, joint and several senior obligations of each Guarantor and rank equally in right of payment with all future senior indebtedness of such Guarantor and effectively senior to all of such Guarantor’s unsecured senior indebtedness. The guarantees rank senior in right of payment to any existing and future subordinated obligations of such Guarantor and are effectively junior to any obligations of such Guarantor that are secured by senior liens on the Collateral or secured by assets which do not constitute Collateral. Under the indenture governing the Notes, a Guarantor may be released and relieved of its obligations under its guarantee under certain circumstances, including: (1) upon Finco’s exercise of legal defeasance in accordance with the relevant provisions of the indenture governing the Notes, (2) in the event of any sale or other disposition of all of the capital stock of any Guarantor in compliance with the provisions of the indenture governing the Notes, (3) upon the dissolution or liquidation of a Guarantor, (3) with the requisite consent of the noteholders, (4) if such Guarantor is properly designated as an unrestricted subsidiary in accordance with the indenture governing the Notes, (5) upon the release or discharge of the Guarantor’s obligations under its guarantee or (6) with respect to certain future immaterial guarantors, upon a written notice from Finco to the trustee for the Notes.

Finco is a holding company with no significant operations or material assets other than the direct and indirect equity interests it holds in the Guarantors and other non-guarantor subsidiaries. Finco conducts its operations primarily through its subsidiaries. As a result, its ability to pay principal and interest on the Notes is dependent on the cash flow generated by its subsidiaries and their ability to make such cash available to Finco by dividend or otherwise. The Guarantors’ earnings will depend on their financial and operating performance, which will be affected by general economic, industry, financial, competitive, operating, legislative, regulatory and other factors beyond Finco’s control. Any payments of dividends, distributions, loans or advances to Finco by the Guarantors could also be subject to restrictions on dividends under applicable local law in the jurisdictions in which the Guarantors operate. In the event that Finco does not receive distributions from the Guarantors, or to the extent that the earnings from, or other available assets of, the Guarantors are insufficient, Finco may be unable to make payments on the Notes.

Pledged Securities of Affiliates

Pursuant to the terms of the Notes collateral documents, the collateral agent under the indenture governing the Notes may pursue remedies, or pursue foreclosure proceedings on the Collateral (including the equity of the Guarantors and other direct subsidiaries of Finco and the Guarantors), following an event of default under the indenture governing the Notes. The collateral agent’s ability to exercise such remedies is limited by the intercreditor agreement for so long as any priority lien debt is outstanding.

The pledged equity of the Guarantors constitutes substantially all of the securities of our affiliates which have been pledged to secure the obligations under the Notes. The value of the pledged equity is subject to fluctuations based on factors that include, among other things, general economic conditions and the ability to realize on the collateral as part of a going concern and in an orderly fashion to available and willing buyers and not under distressed circumstances. There is no trading market for the pledged equity interests.

Under the terms of the documents governing the Notes (the “Notes Documents”), Finco and the Guarantors will be entitled to the release of the Collateral from the liens securing the Notes under one or more circumstances, including (1) to the extent required by or pursuant to the terms of the Notes Documents; (2) to the extent that proceeds continue to constitute Collateral, in the event that Collateral is sold, transferred, disbursed or otherwise disposed of to third parties; or (3) as otherwise provided in the Notes Documents, including the release of the priority lien on such Collateral. Upon the release of any subsidiary from its guarantee, if any, in accordance with the terms of the indenture governing the Notes, the lien on any pledged equity interests issued by such Guarantor and on any assets of such Guarantor will automatically terminate.

Guarantor Summarized Financial Information

The summarized financial information below reflects the combined accounts of the Guarantors and the non-consolidated accounts of Finco (collectively, the “Obligors”), for the dates and periods indicated. The financial information is presented on a combined basis and intercompany balances and transactions between entities in the Obligor group have been eliminated.

Summarized Balance Sheet Information

	Successor	Predecessor
	December 31, 2021	December 31, 2020
Current assets	$333,127	$461,587
Amounts due from non-guarantor subsidiaries, current	5,150,694	5,552,158
Noncurrent assets	1,214,111	3,590,865
Amounts due from non-guarantor subsidiaries, noncurrent	646,778	1,045,237
Current liabilities	189,177	159,601
Amounts due from non-guarantor subsidiaries, current	5,254,540	5,532,634
Noncurrent liabilities	281,218	120,033
Amounts due from non-guarantor subsidiaries, noncurrent	168,873	480,460

Summarized Statement of Operations Information

	Successor (1) Obligors	Predecessor (2) Obligors
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020
Operating revenues	$615,432	$70,584	$895,295
Operating costs and expenses	480,367	63,255	4,320,475
Income (loss) from continuing operations before income taxes	111,251	(2,303,528)	(3,414,898)
Net income (loss)	99,011	(2,318,932)	(3,468,407)

(1)

Includes operating revenue of $31.3 million, operating costs and expenses of $17.1 million and other expense of $26.3 million attributable to transactions with non-guarantor subsidiaries for the period from February 6, 2021 through December 31, 2021.

(2)

Includes operating revenue of $3.8 million, operating costs and expenses of $1.1 million and other expense of $(1.2) million attributable to transactions with non-guarantor subsidiaries for the period from January 1, 2021 through February 5, 2021. Includes operating revenue of $88.2 million, operating costs and expenses of $23.7 million and other expense of $3.3 million attributable to transactions with non-guarantor subsidiaries for the year ended December 31, 2020.

Environmental Matters

We are subject to numerous international, federal, state and local laws and regulations relating to the protection of the environment and of human health and safety. For a discussion of the most significant of these laws and regulations, see “Business—Governmental Regulations and Environmental Matters.”

Continuing political and social attention to the issue of global climate change has resulted in a broad range of proposed or promulgated laws focusing on greenhouse gas reduction. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. Laws in this field continue to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, such laws, if enacted, could have a material impact on our results of operations and financial condition. Climate change could also increase the frequency and severity of adverse weather conditions, including hurricanes, typhoons, cyclones, winter storms and rough seas. If such effects were to occur, they could have an adverse impact on our operations. For a discussion of climate change, see “Business—Governmental Regulations and Environmental Matters—Climate Change.”

In addition, increasing social attention to ESG matters and climate change has resulted in demands for action related to climate change and energy rebalancing matters, such as promoting the use of substitutes to fossil fuel products, encouraging the divestment of fossil fuel equities, and pressuring lenders and other financial services companies to limit or curtail activities with fossil fuel companies. Initiatives to incentivize a shift away from fossil fuels could reduce demand for hydrocarbons, thereby reducing demand for our services and causing a material adverse effect on our earnings, cash flows and financial condition. For further discussion of these risks, see “Risk Factors—Regulatory and Legal Risks—Increasing attention to environmental, social and governance matters and climate change may impact our business and financial results.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which require us to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our estimates and assumptions and any such differences could be material to our consolidated financial statements. The following accounting policies involve critical accounting estimates because they are particularly dependent on estimates and assumptions made by Noble about matters that are inherently uncertain.

Impairment

We evaluate our property and equipment and intangible assets for impairment whenever there are changes in facts that suggest that the value of the asset is not recoverable. An impairment loss is recognized when and to the extent that an asset’s carrying value exceeds its estimated fair value. To the extent actual results do not meet our estimated assumptions for a given rig, piece of equipment or intangible customer contract, we may take an impairment loss in the future. In determining the fair value of the assets, we make significant assumptions and estimates regarding future market conditions. Typical assumptions used in our estimate include current market conditions, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, discount rates, capital expenditures, market values, weighting of market values, reactivation costs, estimated economic useful lives and marketability of a unit.

During the years ended December 31, 2020 and 2019, we recognized non-cash, before-tax impairment charges of $3.9 billion and $615.3 million, respectively, related to certain rigs and related capital spares. These impairments were driven by factors such as customer suspensions of drilling programs, contract cancellations, a further reduction in the number of new contract opportunities, capital spare equipment obsolescence, and our belief that a drilling unit is no longer marketable and is unlikely to return to service.

Impairment assessment inherently involves management judgments as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Due to the many variables inherent in this estimation, differences in assumptions may have a material effect on the results of our impairment analysis.

Income Taxes

We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate and are required to file a tax return. At the end of each year, an estimate for income taxes is recorded in the financial statements. Tax returns are generally filed in the subsequent year. A reconciliation of the estimate to the final tax return is done at that time, which will result in changes to the original estimate. We believe that our tax return positions are appropriately supported, but tax authorities can challenge certain of our tax positions.

We currently operate, and have in the past operated, in a number of countries throughout the world and our tax returns filed in those jurisdictions are subject to review and examination by tax authorities within those jurisdictions. We recognize uncertain tax positions that we believe have a greater than 50 percent likelihood of being sustained upon challenge by a tax authority. We cannot predict or provide assurance as to the ultimate outcome of any existing or future assessments. A change in judgment related to the expected ultimate resolution of uncertain tax positions will be recognized in earnings in the quarter of such change. We believe that our reserve for uncertain tax positions, including related interest and penalties, is adequate. As of December 31, 2021, the Company had $75.0 million of long-term tax reserves for unrecognized tax benefits, including interest and penalties, which are included in “Other liabilities”. The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Our gross deferred tax asset balance at year-end reflects the application of our income tax accounting policies and is based on management’s estimates, judgments and assumptions regarding realizability. If it is more likely than not that a portion of the deferred tax assets will not be realized in a future period, the deferred tax assets will be reduced by a valuation allowance based on management’s estimates. In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, and our forecast of future earnings, future taxable income and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment. Although we believe our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of any tax audits could have a material impact our consolidated financial statements.

Insurance Reserves

We maintain various levels of self-insured retention for certain losses including property damage, loss of hire, employment practices liability, employers’ liability and general liability, among others. We accrue for property damage and loss of hire charges on a per event basis.

Employment practices liability claims are accrued based on actual claims during the year. Maritime employer’s liability claims are generally estimated using actuarial determinations. General liability claims are estimated by our internal claims department by evaluating the facts and circumstances of each claim (including incurred but not reported claims) and making estimates based upon historical experience with similar claims. The amount of our loss reserves for personal injury and protection claims is based on an analysis performed by a third-party actuary which uses our historical loss patterns and trends as well as industry data to estimate the unpaid loss and allocated loss adjustment expense. Claim severity experienced in each year, ranging from minor incidents to permanent disability or injuries requiring extensive medical care, is a key driver of the variability around our reserve estimates. These estimates are further subject to uncertainty because the ultimate disposition of claims incurred is subject to the outcome of events which have not yet transpired. Accordingly, we may be required to increase or decrease our reserve levels. At December 31, 2021 and 2020, loss reserves for personal injury and protection claims totaled $14.8 million and $30.9 million, respectively, and such amounts are included in “Other liabilities” and “Liabilities subject compromise” in the Consolidated Balance Sheets included elsewhere in this prospectus.

Pension Plans

Accounting for employee benefit plans involves numerous assumptions and estimates. Discount rate and expected return on plan assets are two critical assumptions in measuring the cost and benefit obligation of the Company’s pension plans, which we evaluate when the plans are re-measured. Other assumptions include the healthcare cost trend rate and employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increase.

The discount rate enables us to state expected future cash payments for benefits as a present value on the measurement date. A lower discount rate increases the present value of benefit obligations and increases pension expense. The discount rates used to calculate the net present value of future benefit obligations for our US plans is based on the average of current rates earned on long-term bonds that receive a Moody’s rating of “Aa” or better. We have determined that the timing and amount of expected cash outflows on our plans reasonably match this index. For our non-US plan, the discount rate used to calculate the net present value of future benefit obligations is determined by using a yield curve of high quality bond portfolios with an average maturity approximating that of the liabilities. A one percentage point decrease in the assumed discount rate would increase total pension expense for 2022 by approximately $1.3 million and would increase the projected benefit obligation at December 31, 2021 by approximately $51.8 million. A one percentage point increase in the assumed discount rate would increase total pension expense and decrease the projected benefit obligation by approximately $0.7 million and $41.1 million, respectively.

To determine the expected long-term rate of return on the plan assets, we consider the current level of expected returns on risk free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets for the portfolio.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential for loss due to a change in the value of a financial instrument as a result of fluctuations currency exchange rates or equity prices, as further described below.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates on borrowings under the Revolving Credit Facility. Interest on borrowings under our Revolving Credit Facility is at an agreed upon percentage point spread over LIBOR, or a base rate stated in the agreements. Borrowings under the Revolving Credit Facility bear interest at LIBOR plus an applicable margin, which is currently the maximum contractual rate of 4.25%. On March 5, 2021, the Financial Conduct Authority in the UK issued an announcement on the future cessation or loss of representativeness for LIBOR benchmark settings currently published by ICE Benchmark Administration. The announcement confirmed that LIBOR will either cease to be provided by any administrator or will no longer be representative after December 31, 2021 for all non-USD LIBOR reference rates, and for certain short-term USD LIBOR references rates, and after June 30, 2023 for other reference rates. While the Revolving Credit Facility contains hardwired “fallback” provisions providing for an alternative reference rate upon the occurrence of certain events related to the phase-out of LIBOR, the alternative reference rate plus any associated spread adjustment may result in interest rates higher than LIBOR. As a result, our interest expense could increase on our floating rate debt.

At December 31, 2021, we had no borrowings outstanding under the Revolving Credit Facility and $8.8 million of performance letters of credit.

We maintain certain debt instruments at a fixed rate whose fair value will fluctuate based on changes in market expectations for interest rates and perceptions of our credit risk. The fair value of our total debt was $236.8 million December 31, 2021.

Foreign Currency Risk

Although we are a Cayman Islands company, we define foreign currency as any non-US denominated currency. Our functional currency is the US Dollar. However, outside the United States, a portion of our expenses are incurred in local currencies. Therefore, when the US Dollar weakens (strengthens) in relation to the currencies of the countries in which we operate, our expenses reported in US Dollars will increase (decrease).

We are exposed to risks on future cash flows to the extent that local currency expenses exceed revenues denominated in local currency that are other than the functional currency. To help manage this potential risk, we periodically enter into derivative instruments to manage our exposure to fluctuations in currency exchange rates, and we may conduct hedging activities in future periods to mitigate such exposure. These contracts are primarily accounted for as cash flow hedges, with the effective portion of changes in the fair value of the hedge recorded on the Consolidated Balance Sheets included elsewhere in this prospectus and in “Accumulated other comprehensive income (loss)” (“AOCI”). Amounts recorded in AOCI are reclassified into earnings in the same period or periods that the hedged item is recognized in earnings. The ineffective portion of changes in the fair value of the hedged item is recorded directly to earnings. We have documented policies and procedures to monitor and control the use of derivative instruments. We do not engage in derivative transactions for speculative or trading purposes, nor are we a party to leveraged derivatives.

Several of our regional shorebases have a significant amount of their cash operating expenses payable in local currencies. To limit the potential risk of currency fluctuations, we periodically enter into forward contracts, which have historically settled monthly in the operations’ respective local currencies. All of these contracts had a maturity of less than 12 months. During the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the year ended December 31, 2020, we did not enter into any forward contracts. During the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the year ended December 31, 2020, we had no outstanding derivative contracts. Based on current projections, a 10% increase in the average exchange rates of all foreign currencies would hypothetically increase our future estimated operating expenses by approximately $8.5 million.

Market Risk

We have a US noncontributory defined benefit pension plan that covers certain salaried employees and a US noncontributory defined benefit pension plan that covers certain hourly employees, whose initial date of employment is prior to August 1, 2004 (collectively referred to as our “qualified US plans”). These plans are governed by the Noble Drilling Employees’ Retirement Trust. The benefits from these plans are based primarily on years of service and, for the salaried plan, employees’ compensation near retirement. These plans are designed to qualify under the Employee Retirement Income Security Act of 1974 (“ERISA”), and our funding policy is consistent with funding requirements of ERISA and other applicable laws and regulations. We make cash contributions, or utilize credits available to us, for the qualified US plans when required. The benefit amount that can be covered by the qualified US plans is limited under ERISA and the Code (as defined herein). Therefore, we maintain an unfunded, nonqualified excess benefit plan designed to maintain benefits for specified employees at the formula level in the qualified salary US plan. We refer to the qualified US plans and the excess benefit plan collectively as the “US plans.”

In addition to the US plans, Noble Drilling (Land Support) Limited, an indirect, wholly-owned subsidiary of Noble Parent, maintains a pension plan that covers all of its salaried, non-union employees, whose most recent date of employment is prior to April 1, 2014 (referred to as our “non-US plan”). Benefits are based on credited service and employees’ compensation, as defined by the non-US plan.

The Company’s pension plan assets are exposed to the market prices of debt and equity securities. Changes to the pension plan asset values can impact the Company’s pension expense, funded status and future minimum funding requirements. The Company aims to reduce risk through asset diversification and by investing in long duration fixed-income securities that have a duration similar to that of its pension liabilities. At December 31, 2021, the value of the investments in the pension funds was $305.3 million, and a hypothetical 10.0% percent decrease in the value of the investments in the fund would have reduced the value of the fund by approximately $30.5 million. A significant decline in the value of pension assets could require the Company to increase funding of its pension plans in future periods, which could adversely affect cash flows in those periods. In addition, a decline in the fair value of these plan assets, in the absence of additional cash contributions to the plans by the Company, could increase the amount of pension cost required to be recorded in future periods by the Company.

BUSINESS

Overview

Noble is a leading offshore drilling contractor for the oil and gas industry. We provide contract drilling services to the international oil and gas industry with our global fleet of mobile offshore drilling units. We focus on a high-specification fleet of floating and jackup rigs and the deployment of our drilling rigs in oil and gas basins around the world. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921.

On the Petition Date, Legacy Noble and certain of its subsidiaries, including Finco, filed the Chapter 11 Cases in the Bankruptcy Court. On September 4, 2020, the Debtors filed with the Bankruptcy Court the Plan, which was subsequently amended on October 8, 2020 and October 13, 2020 and modified on November 18, 2020, and the Disclosure Statement. On September 24, 2020, six additional subsidiaries of Legacy Noble filed the Chapter 11 Cases in the Bankruptcy Court. On November 20, 2020, the Bankruptcy Court entered an order confirming the Plan. In connection with the Chapter 11 Cases and the Plan, on and prior to the Effective Date, Legacy Noble and certain of its subsidiaries effectuated certain restructuring transactions, pursuant to which Legacy Noble formed Noble Parent as an indirect, wholly-owned subsidiary of Legacy Noble and transferred to Noble Parent substantially all of the subsidiaries and other assets of Legacy Noble. On the Effective Date, the Plan became effective in accordance with its terms, the Debtors emerged from the Chapter 11 Cases and Noble Parent became the new parent company. For additional information on the financial restructuring, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Recent Events—Emergence from Chapter 11.” For a description of the events that occurred on the Effective Date, including the issuance of the Ordinary Shares, the Tranche 1 Warrants, the Tranche 2 Warrants and the Tranche 3 Warrants, see “Note 2—Chapter 11 Emergence” to the Audited Financial Statements included elsewhere in this prospectus. In accordance with the Plan, Legacy Noble and its remaining subsidiary will in due course be wound down and dissolved in accordance with applicable law. The Bankruptcy Court closed the Chapter 11 Cases with respect to all Debtors other than Legacy Noble, pending its wind down.

Finco was an indirect, wholly-owned subsidiary of Legacy Noble prior to the Effective Date and has been a direct, wholly-owned subsidiary of Noble Parent since the Effective Date. Noble Parent’s principal asset is all of the shares of Finco. Finco has no public equity outstanding. The consolidated financial statements of Noble Parent have been included in this registration statement because they include the accounts of Finco and Noble Parent conducts substantially all of its business through Finco and its subsidiaries.

Contract Drilling Services

We report our contract drilling operations as a single reportable segment, Contract Drilling Services, which reflects how we manage our business. The mobile offshore drilling units comprising our offshore rig fleet operate in a global market for contract drilling services and are often redeployed to different regions due to changing demands of our customers, which consist primarily of large, integrated, independent and government-owned or controlled oil and gas companies throughout the world.

We typically provide contract drilling services under an individual contract, on a dayrate basis. Although each contract’s final terms and conditions are the result of negotiations with our customers, many contracts are awarded through a competitive bidding process. Our drilling contracts may contain the following terms:

•	contract duration extending over a specific period of time or a period necessary to drill a defined number of wells;

•

payment of compensation to us (generally in US Dollars although some customers, typically national oil companies, require a part of the compensation to be paid in local currency) on a “daywork” basis, so that we receive a fixed amount for each day (“dayrate”) that the drilling unit is operating under contract

(a lower rate or no compensation is payable during periods of equipment breakdown and repair or adverse weather or in the event operations are interrupted by other conditions, some of which may be beyond our control);

•

provisions permitting early termination of the contract by the customer (i) if the unit is lost or destroyed, (ii) if operations are suspended for a specified period of time due to breakdown of equipment or breach of contract or (iii) for convenience with the payment of contractually specified termination amounts;

•	provisions allowing the impacted party to terminate the contract if specified “force majeure” events beyond the contracting parties’ control occur for a defined period of time;

•	payment by us of the operating expenses of the drilling unit, including labor costs and the cost of incidental supplies;

•

provisions that allow us to recover our mobilization and demobilization costs associated with moving a drilling unit from one regional location to another which, under certain market conditions, may not allow us to receive full reimbursement of such costs;

•	provisions that allow us to recover certain cost increases from our customers in certain long-term contracts; and

•	provisions that require us to lower dayrates for documented cost decreases in certain long-term contracts.

During periods of depressed market conditions, such as the one we recently experienced for a number of years, our customers may attempt to renegotiate or repudiate their contracts with us although we seek to enforce our rights under our contracts. The renegotiations may include changes to key contract terms, such as pricing, termination and risk allocation.

For a discussion of our backlog of commitments for contract drilling services, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contract Drilling Services Backlog.”

Drilling Fleet

Noble is a leading offshore drilling contractor for the oil and gas industry. Noble owns and operates one of the most modern, versatile and technically advanced fleets of mobile offshore drilling units in the offshore drilling industry. Noble provides, through its subsidiaries, contract drilling services with a fleet of 19 offshore drilling units, consisting of 11 floaters and eight jackups at the date of this prospectus, focused largely on ultra-deepwater and high-specification drilling opportunities in both established and emerging regions worldwide. Each type of drilling rig is described further below. Several factors determine the type of unit most suitable for a particular job, the most significant of which include the water depth and the environment of the intended drilling location, whether the drilling is being done over a platform or other structure, and the intended well depth. At the date of this prospectus, our fleet was located in Africa, the Middle East, the North Sea, Oceania, South America and the US Gulf of Mexico. Our fleet consists of the following types of mobile offshore drilling units.

Floaters

A drillship is a type of floating drilling unit that is based on the ship-based hull of the vessel and equipped with modern drilling equipment that gives it the capability of easily transitioning from various worldwide locations and carrying high capacities of equipment while being able to drill ultra-deepwater oil and gas wells in up to 12,000 feet of water. Drillships can stay directly over the drilling location without anchors in open seas using a dynamic positioning system (“DPS”), which coordinates position references from satellite signals and acoustic seabed transponders with the drillship’s six to eight thrusters to keep the ship directly over the well that is being drilled. Drillships are selected to drill oil and gas wells for programs that require a high level of simultaneous operations, where drilling loads are expected to be high, or where there are occurrences of high ocean currents, where the drillship’s hull shape is the most efficient. Noble’s fleet consists of 11 drillships capable of water depths from 10,000 feet to 12,000 feet.

Semisubmersible drilling units are designed as a floating drilling platform incorporating one or several pontoon hulls, which are submerged in the water to lower the center of gravity and make this type of drilling unit exceptionally stable in the open sea. Semisubmersible drilling units are generally categorized in terms of the water depth in which they are capable of operating, from the mid-water range of 300 feet to 4,000 feet, the deepwater range of 4,000 feet to 7,500 feet, to the ultra-deepwater range of 7,500 feet to 12,000 feet as well as by their generation, or date of construction. This type of drilling unit typically exhibits excellent stability characteristics, providing a stable platform for drilling in even rough seas. Semisubmersible drilling units hold their position over the drilling location using either an anchored mooring system or a DPS and may be self-propelled.

Jackups

Jackup drilling units are designed to provide drilling solutions in depths ranging from less than 100 feet to as deep as 500 feet of water with drilling hookloads up to 2,500,000 pounds. Jackup rigs can be used in open water exploration locations, as well as over fixed, bottom-supported platforms. A jackup drilling unit is a towed mobile vessel consisting of a floating hull equipped with three or four legs, which are lowered to the seabed at the drilling location. The hull is then elevated out of the water by the jacking system using the legs to support weight of the hull and drilling equipment against the seabed. Once the hull is elevated to the desired level, or jacked up, the drilling package can be extended out over an existing production platform or the open water location and drilling can commence. Noble’s fleet of eight jackups consists of high-specification units capable of drilling in up to 500 feet of water.

The following table presents certain information concerning our offshore fleet at the date of this prospectus. We own and operate all of the units included in the table.

Name	Make	Year Built or Rebuilt (1)	Water Depth Rating (feet) (2)	Drilling Depth Capacity (feet)	Location	Status (3)
Floaters—Drillships—11
Noble Bob Douglas	GustoMSC P10000	2013 N	12,000	40,000	Guyana	Active
Noble Don Taylor	GustoMSC P10000	2013 N	12,000	40,000	Guyana	Active
Noble Faye Kozack	Samsung 120000 Double Hull	2013 N	12,000	40,000	US Gulf of Mexico	Active
Noble Gerry de Souza	Samsung 120000 Double Hull	2011 N	12,000	40,000	Trinidad and Tobago	Active
Noble Globetrotter I	Globetrotter Class	2011 N	10,000	30,000	US Gulf of Mexico	Active
Noble Globetrotter II	Globetrotter Class	2013 N	10,000	30,000	US Gulf of Mexico	Active
Noble Sam Croft	GustoMSC P10000	2014 N	12,000	40,000	Guyana	Active
Noble Stanley Lafosse	Samsung 120000 Double Hull	2014 N	12,000	40,000	US Gulf of Mexico	Active
Noble Tom Madden	GustoMSC P10000	2014 N	12,000	40,000	Guyana	Active
Pacific Meltem	Samsung 120000 Double Hull	2014 N	12,000	40,000	Las Palmas	Stacked
Pacific Scirocco	Samsung 120000 Double Hull	2011 N	12,000	40,000	Las Palmas	Stacked
Independent Leg Cantilevered Jackups—8
Noble Hans Deul (4)	F&G JU-2000E	2008 N	400	30,000	UK	Active
Noble Houston Colbert (4)	F&G JU-3000N	2014 N	400	30,000	UK	Available
Noble Lloyd Noble (4)	GustoMSC CJ70- x150-ST	2016 N	500	32,000	Norway	Active
Noble Mick O’Brien (4)	F&G JU-3000N	2013 N	400	30,000	Qatar	Active
Noble Regina Allen (4)	F&G JU-3000N	2013 N	400	30,000	Trinidad and Tobago	Active
Noble Sam Hartley (4)	F&G JU-3000N	2014 N	400	30,000	UK	Active
Noble Sam Turner (4)	F&G JU-3000N	2014 N	400	30,000	Denmark	Active
Noble Tom Prosser (4)	F&G JU-3000N	2014 N	400	30,000	Australia	Active

(1)

Rigs designated with an “R” were modified, refurbished or otherwise upgraded in the year indicated by capital expenditures of an amount deemed material by management. Rigs designated with an “N” are newbuilds.

(2)	Rated water depth for drillships reflects the maximum water depth for which a floating rig has been designed for drilling operations.

(3)

Rigs listed as “active” are operating, preparing to operate or under contract; rigs listed as “available” are actively seeking contracts and may include those that are idle or warm stacked; rigs listed as “shipyard” are in a shipyard for construction, repair, refurbishment or upgrade; rigs listed as “stacked” are idle without a contract and have reduced or no crew and are not actively marketed in present market conditions.

(4)	Harsh environment capability.

Market

The offshore contract drilling industry is a highly competitive and cyclical business. Demand for offshore drilling services is driven by the offshore exploration and development programs of oil and gas operators, which in turn are influenced by many factors. Those factors include, but are not limited to, the price and price stability of oil and gas, the relative cost and carbon footprint of offshore resources within each operator’s broader energy portfolio, global macroeconomic conditions, world energy demand, the operator’s strategy toward renewable energy sources, environmental considerations and governmental policies.

In the provision of offshore contract drilling services, success in securing contracts is primarily governed by price, a rig’s availability, drilling capabilities and technical specifications and its safety performance record. Other factors include experience of the workforce, process efficiency, condition of equipment, operating integrity, reputation, industry standing and client relations.

Our business strategy focuses on a high-specification fleet of both floating and jackup rigs and the deployment of our drilling rigs in established and emerging offshore oil and gas basins around the world. We emphasize safe operations, environmental stewardship, social responsibility, and robust governance to sustain superior performance and maximize stakeholder value, achieved through the employment of our qualified and well-trained crews, the care of our surroundings and neighboring communities, a regimented management system, and a superior fleet. We also carefully manage rig operating costs through the implementation and continuous improvement of innovative systems and processes, which includes the use of data analytics and predictive maintenance technology.

We maintain a global operational presence and compete in many of the major offshore oil and gas basins worldwide. All our drilling rigs are mobile, and we may reposition our drilling rigs among regions for a variety of reasons, including in response to customer requirements. We compete in both the jackup and floating rig market segments, each of which may have different supply and demand dynamics at a given period in time or in different regions.

Since 2014, the offshore drilling industry has faced the challenging combination of a significant rig oversupply and an overall reduction in offshore development and exploration activity that has reduced global offshore rig demand. Industry conditions gradually improved in 2019, which was evidenced by increasing utilization and improving dayrates. However, in the first half of 2020, this gradual recovery was abruptly halted as oil prices experienced concurrent supply and demand shocks. The supply shock was driven by production disagreements among OPEC+ members that resulted in a sudden and a significant oversupply of oil, and the demand shock by the onset of the global COVID-19 pandemic that resulted in a meaningful reduction in global economic activity and produced significant uncertainty among our customers. However, by early 2021, oil prices returned to pre-pandemic levels and continued to rise throughout 2021. Concurrent with this oil price recovery, contracting activity improved as our customer base started to increase their capital budgets.

The global rig supply continues to come down from historic highs as Noble and other offshore drilling contractors retire less capable and idle assets. Concurrently, the incoming supply of newbuild offshore drilling rigs has diminished materially, with several newbuild rigs stranded in shipyards generally requiring dayrates in excess of current market rates in order to be economic to be brought into the global fleet.

Looking forward to 2022, we expect offshore drilling activity to increase as the global economy continues to improve. However, the market outlook in our business varies by geographical region and water depth. We are continually encouraged by the ongoing indications of recovery in the ultra-deepwater floater market in the US Gulf of Mexico, South America, and Africa. Harsh environment jackup markets show stable opportunities and remain an important portion of our business.

While we are cautiously optimistic that recent positive trends will continue, our industry continues to face uncertainties and is unlikely to return to activity levels experienced in historical cycle peaks. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. We also expect inflationary pressures to persist as well as continue to experience disruptions in supply chains and distribution channels.

Nonetheless, the global energy demand is predicted to increase over the coming decades, and we expect that offshore oil and gas will continue to play an important and sustainable role in meeting this demand.

Significant Customers

During the three years ended December 31, 2021, we principally conducted our contract drilling operations in Canada, Far East Asia, the Middle East, the North Sea, Oceania, the Black Sea, Africa, South America and the US Gulf of Mexico.

The following table sets forth revenues from our customers as a percentage of our consolidated operating revenues:

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019(1)
Royal Dutch Shell plc	13.3%	30.0%	21.7%	36.5%
Exxon Mobil Corporation	39.1%	29.8%	26.6%	13.7%
Equinor ASA	3.1%	5.2%	14.3%	13.1%
Saudi Arabian Oil Company	9.8%	13.9%	13.8%	11.9%

(1)

Excluding the Noble Bully II contract buyout, revenues from Shell, ExxonMobil, Equinor and Saudi Aramco accounted for approximately 27.1 percent, 15.7 percent, 15.1 percent and 13.6 percent, respectively, of our consolidated operating revenues for the year ended December 31, 2019.

No other customer accounted for more than 10 percent of our consolidated operating revenues in 2021, 2020 or 2019.

Human Capital

At December 31, 2021, we had approximately 1,800 employees, excluding approximately 1,000 persons we engaged through labor contractors or agencies. Approximately 88 percent of our workforce is located offshore. We are not a party to any material collective bargaining agreements, and we consider our employee relations to be satisfactory.

Our compliance program is focused on ensuring adherence with the highest ethical standards and applicable laws and setting the tone for an ethical work environment. Noble’s commitment to a strong compliance culture is fundamental to who we are as a leading offshore drilling contractor. We uphold our Core Value of respecting the dignity and worth of all employees and are committed to advancing a more diverse and inclusive workplace. The Noble Code, Noble’s code of business conduct and ethics (the “Code of Conduct”), provides the foundation for our culture and underscores our commitment to our Core Values of safety, environmental stewardship, honesty and integrity, respect and performance. It also includes our responsibility and commitment to follow all applicable laws as well as our own internal policies, and requires any supplier or third party who works with Noble to comply with similar fundamental principles.

Operating our business in a socially responsible way is integral to who we are. Internally, our employee-focused programs, such as training and continuing education, our promotion and advancement program, diversity, equity, and inclusion, recruitment initiatives, and retirement and benefits, are key to our commitment to the personal and professional growth of our workforce. Externally, our dedication is evidenced by our affiliations and how we contribute to and invest in the communities where we operate.

Recruitment and Promotions. We value a healthy culture of ingenuity and adaptability where everyone has an equal opportunity to thrive. We recognize that an inclusive and diverse workforce is key to the advancement and retention of the best qualified people leading to strong innovation and our continued success. We are committed to a policy of recruitment and promotion based upon job qualifications, performance and merit without discrimination.

Safety and Environmental Stewardship. Noble is committed to delivering excellent health, safety and environmental (“HSE”) performance as part of our business strategy in order to add further value for employees, customers, and shareholders. Safety and environmental stewardship are the cornerstone of who we are, what we stand for and what we do every day to deliver a high-quality operation. All personnel, regardless of job or position onboard our vessels or at any Noble facility, has the authorization and obligation to immediately stop any unsafe act, practice or job that that poses any risk or danger to people or the environment. Noble’s pursuit of exceptional HSE performance begins with our strong corporate culture and by starting SAFE every day: one tour, one task and one person at a time. SAFE is an acronym for the phrase: follow Standards, be Accountable, stay Focused, achieve Excellence. Daily, the crew onboard each rig work together to achieve specific safety and environmental objectives and if all objectives are met, then the day is counted as a SAFE Day. Under our SAFE Day program, in 2021, our rigs achieved the SAFE objectives 98.9% of available days, which is an increase over 2020 performance, and our total recordable incident rate for 2021 increased 9% from the prior year.

Training and Continuing Education. We place considerable value on the training and development of our employees and maintain a practice of keeping them informed on matters affecting them, as well as on the performance of the Company. Accordingly, we conduct formal and informal meetings with employees, maintain a Company intranet website with matters of interest, issue periodic publications of Company activities and other matters of interest, and offer a variety of in-house training, including through NobleAdvances, our state-of-the-art training facility in Sugar Land, Texas. When travel became a challenge, we developed and enhanced virtual and worksite training courses, some of which are facilitated through our rig-based leadership and are accredited through the International Association of Drilling Contractors.

In consideration of the negative impact of COVID-19 on our employees, customers, suppliers and the communities in which we operate, as well as associated human rights concerns that may exist in the areas in which we operate, we have taken, and will continue to take, incremental measures to monitor, identify and manage risks associated with the COVID-19 pandemic. Throughout the pandemic, we have continued operations in support of essential infrastructure in the energy industry while carefully ensuring worker safety. We have been able to maintain operation of our rigs by implementing several mitigations, such as extending crew schedules to offset travel delays due to limitations or restrictions, implementing quarantine measures in advance of persons boarding our rigs to prevent the spread of COVID-19 on board and enhancing crew health monitoring and response measures to prevent an outbreak on board any of our vessels. We have also continued the operation of our shore-side offices by implementing social distancing programs and implementing staggered rotational schedules for facility employees to reduce the number of persons on site. In addition, we have increased internal contingency planning, protective measures and employee communications and reinforced our employee wellness programs with all offshore and shore-side employees to offset the potential impact on employees both personally and professionally.

Governmental Regulations and Environmental Matters

Our environmental commitment is to protect our world and its resources in a manner led by our Mission and Core Values. With our experience and procedural discipline, we are able to operate with excellence, delivering efficient and reliable services for the benefit of our customers as well as our community, which includes everyone from our investors, to our workers, and the communities where we live and operate. Political developments and numerous governmental regulations, which may relate directly or indirectly to the contract drilling industry, affect many aspects of our operations. Our contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to the equipping, supplying and operation of drilling units, environmental protection and related recordkeeping, health and safety of personnel, safety management systems, the reduction of atmospheric emissions that contribute to a cumulative effect on the overall air quality and environment (commonly referred to as greenhouse gases), economic sanctions, currency conversions and repatriation, oil and gas exploration and development, taxation of capital equipment, taxation of offshore earnings and earnings of expatriate personnel, employee benefits and use of local employees, content and suppliers by foreign contractors. A number of countries actively regulate and control the ownership of concessions and companies holding concessions, the exportation of oil and gas and other aspects of the oil and gas industries in their countries. In addition, government actions, including initiatives by OPEC and OPEC+, may continue to contribute to oil price volatility. In some areas of the world, this government activity has adversely affected the amount of exploration and development work done by oil and gas companies and influenced their need for offshore drilling services, and likely will continue to do so.

The regulations applicable to our operations include provisions that regulate the discharge of materials into the environment or require remediation of contamination under certain circumstances. Many of the countries in whose waters we operate from time to time regulate the discharge of oil and other contaminants in connection with drilling and marine operations. Failure to comply with these laws and regulations, or failure to obtain or comply with permits, may result in the assessment of administrative, civil and criminal penalties, imposition of remedial requirements and the imposition of injunctions to force future compliance. Although these requirements impact the oil and gas and energy services industries, generally, they do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies in the energy services industry. However, our business and prospects could be adversely affected by regulatory activity that prohibits or restricts our customers’ exploration and production activities, resulting in reduced demand for our services or imposing environmental protection requirements that result in increased costs to us, our customers or the oil and natural gas industry in general.

The following is a summary of some of the existing laws and regulations that apply in the United States and Europe, which serves as an example of the various laws and regulations to which we are subject. While laws vary widely in each jurisdiction, each of the laws and regulations below addresses regulatory issues similar to those in most of the other jurisdictions in which we operate.

Offshore Regulation and Safety. In response to the Macondo well blowout incident in April 2010, the United States Congress, the US Department of Interior, through the BOEM and the BSEE, and the US Department of Homeland Security, through the United States Coast Guard (“USCG”), have undertaken an aggressive overhaul of the offshore oil and natural gas related regulatory processes, which has significantly impacted oil and gas development and operational requirements in the US Gulf of Mexico. Such actions by the US government has, on occasion, served as a leading indicator for similar regulatory developments or requirements by other countries where, from time to time, new rules, regulations and requirements in the United States and in other countries have been proposed and implemented that materially limit or prohibit, and increase the cost of, offshore drilling and related operations. Other similar regulations impact certain operational requirements on rigs and govern liability for vessel or cargo loss, or damage to life, property, or the marine environment. See “Risk Factors—Regulatory and Legal Risks—Changes in, compliance with, or our failure to comply with the certain laws and regulations may negatively impact our operations and could have a material adverse effect on our results of operations” and “Risk Factors—Regulatory and Legal Risks—Governmental laws and regulations may add to our costs, result in delays, or limit our drilling activity” for additional information.

Spills and Releases. The US Oil Pollution Act of 1990 (“OPA”), the Comprehensive Environmental Response, Compensation, and Liability Act in the United States (“CERCLA”), and similar regulations, including but not limited to the International Convention for the Prevention of Pollution from Ships (“MARPOL”), adopted by the IMO, as enforced in the United States through the domestic implementing law called the Act to Prevent Pollution from Ships, impose certain operational requirements on offshore rigs operating in the United States and govern liability for leaks, spills and blowouts involving pollutants. OPA imposes strict, joint and several liabilities on “responsible parties” for damages, including natural resource damages, resulting from oil spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. A

“responsible party” includes the owner or operator of an onshore facility and the lessee or permit holder of the area in which an offshore facility is located. CERCLA and similar state and foreign laws and regulations, impose joint and several liabilities, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. In the course of our ordinary operations, we may generate waste that may fall within the scope of CERCLA’s definition of a “hazardous substance.” However, we have to-date not received any notification that we are, or may be, potentially responsible for cleanup costs under CERCLA.

Regulations under OPA require owners and operators of rigs in United States waters to maintain certain levels of financial responsibility. The failure to comply with OPA’s requirements may subject a responsible party to civil, criminal, or administrative enforcement actions. We are not aware of any action or event that would subject us to liability under OPA, and we believe that compliance with OPA’s financial assurance and other operating requirements will not have a material impact on our operations or financial condition.

Waste Handling. The US Resource Conservation and Recovery Act (“RCRA”), and similar state, local and foreign laws and regulations govern the management of wastes, including the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a “generator” or “transporter” of hazardous waste or an “owner” or “operator” of a hazardous waste treatment, storage or disposal facility. RCRA and many state counterparts specifically exclude from the definition of hazardous waste drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil and natural gas. As a result, our operations generate minimal quantities of RCRA hazardous wastes. We do not believe the current costs of managing our wastes, as they are presently classified, to be significant. However, any repeal or modification of this or similar exemption in similar state statutes, would increase the volume of hazardous waste we are required to manage and dispose of, and would cause us, as well as our competitors, to incur increased operating expenses with respect to our US operations.

Water Discharges. The US Federal Water Pollution Control Act of 1972, as amended, also known as the “Clean Water Act,” and similar state laws and regulations impose restrictions and controls on the discharge of pollutants into federal and state waters. These laws also regulate the discharge of storm water in process areas. Pursuant to these laws and regulations, we are required to obtain and maintain approvals or permits for the discharge of wastewater and storm water. In addition, the USCG has promulgated requirements for ballast water management as well as supplemental ballast water requirements, which includes limits and, in some cases, water treatment requirements applicable to specific discharge streams, such as deck runoff, bilge water and gray water. Further, in October 2020, the EPA published proposed national standards of performance for incidental discharges pursuant to the Vessel Incidental Discharge Act. The proposed rule would establish discharge standards for a range of vessels, including mobile offshore drilling units. Within two years after the EPA publishes its final performance standards, the USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. We do not anticipate that compliance with these laws and regulations will cause a material impact on our operations or financial condition.

Air Emissions. The US Federal Clean Air Act and associated state laws and regulations restrict the emission of air pollutants from many sources, including oil and natural gas operations. New facilities may be required to obtain permits before operations can commence, and existing facilities may be required to obtain additional permits, and incur capital costs, in order to remain in compliance. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the Clean Air Act and associated state laws and regulations. In general, we believe that compliance with the Clean Air Act and similar state laws and regulations will not have a material impact on our operations or financial condition.

Climate Change. Climate change is an environmental, social and economic challenge facing everyone today. We are committed to continuous improvement and a sustainable energy future, supported by our efforts to protect the environment throughout our operations and safely provide reliable and efficient services to allow access to resources essential for human and economic prosperity. There is increasing attention concerning the issue of climate change and the effect of GHG emissions.

Legislative and regulatory measures to address climate change and GHG emissions are in various phases of discussion or implementation. The EPA regulates the permitting of GHG emissions from stationary sources under the Clean Air Act’s Prevention of Significant Deterioration and Title V permitting programs, which require the use of “best available control technology” for GHG emissions from new and modified major stationary sources, which can sometimes include our rigs. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among other things, certain onshore and offshore oil and natural gas production facilities, on an annual basis.

Moreover, in 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which establishes a binding set of emission targets for GHGs, became binding on all countries that had ratified it. In 2015, the United Nations (“U.N.”) Climate Change Conference in Paris resulted in the creation of the Paris Agreement. In September 2016, the US deposited its instrument of acceptance of the Paris Agreement, which later entered into force on November 4, 2016. The Paris Agreement requires countries to review and “represent a progression” in their nationally determined contributions, which set emissions reduction goals, every five years beginning in 2020. In November 2019, the US submitted formal notification to the U.N. of its decision to withdraw from the Paris Agreement, which took effect on November 4, 2020. However, in January 2021, shortly after Joseph Biden was sworn into office as the President of the United States, a series of executive orders were issued regarding climate change, which in part led to the US again depositing an instrument of acceptance of the Paris Agreement, which thereafter re-entered into force for the US on February 19, 2021. The terms of the Paris Agreement and the executive orders are expected to result in additional regulations or changes to existing regulations, which could have a material adverse effect on our business in the US and that of our customers. In addition, incentives to conserve energy or use alternative energy sources in many of the countries where we currently operate or may operate in the future, could have a negative impact on our business in those countries and worldwide. See “Risk Factors—Regulatory and Legal Risks—Governmental laws and regulations may add to our costs, result in delays, or limit our drilling activity” for additional information.

Countries in the European Union (“EU”) implement the U.N.’s Kyoto Protocol on GHG emissions through the Emissions Trading System (“ETS”). The ETS program establishes a GHG “cap and trade” system for certain industry sectors, including power generation at some offshore facilities. Total GHG from these sectors is capped, and the cap is reduced over time to achieve GHG reductions from these sectors. In July 2021, the European Commission adopted a series of legislative proposals setting out how it intends to achieve climate neutrality in the EU by 2050, including an intermediate 55% GHG reduction target by 2030. In order to reach this goal, the European Commission has proposed potential revisions and expansions of the EU ETS. Additionally, in 2021, the EU proposed adding shipping to its ETS beginning in 2023 and phasing in over a three-year period.

In addition, the UK government implemented its own ETS in January 2021 to replace the UK’s participation in the EU ETS. The UK has also introduced an auction price floor to prevent carbon prices from dropping below a set level during the initial implementation of the UK ETS. The cost of compliance with the UK ETS and the EU ETS can be expected to increase over time. Additional member state climate change legislation may result in potentially material capital expenditures.

Finally, climate change could increase the frequency and severity of adverse weather conditions, including hurricanes, typhoons, cyclones, winter storms and rough seas. If such effects were to occur, they could have an adverse impact on our operations.

Worker Safety. The US Occupational Safety and Health Act (“OSHA”) and other similar laws and regulations govern the protection of the health and safety of employees. The OSHA hazard communication standard, EPA community right-to-know regulations under Title III of CERCLA and similar state statutes require that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governments and citizens. EU member states have also adopted regulations pursuant to EU Directive 2013/30/EU, on the safety of offshore oil and gas operations within the exclusive economic zone (which can extend up to 200 nautical miles from a coast) or the continental shelf. We believe that we are in substantial compliance with OSHA requirements and EU directive 2013/30/EU (as well as the extensive current health and safety regimes implemented in the member states in which we operate), but future developments could require the Company to incur significant costs to comply with the directive’s implementation.

International Regulatory Regime. The IMO provides international regulations governing shipping and international maritime trade. IMO regulations have been widely adopted by U.N. member countries, and in some jurisdictions in which we operate, these regulations have been expanded upon. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, govern much of our drilling operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The IMO has also adopted and revised MARPOL, including Annex VI to MARPOL, which limits the main air pollutants contained in exhaust gas from ships, including sulfur oxides (“SOx”) and nitrous oxides (“NOx”), prohibits deliberate emissions of ozone depleting substances, regulates shipboard incineration and the emissions of volatile organic compounds from tankers, sets a progressive reduction globally in emissions of SOx, NOx and particulate matter, introduces emission control areas to reduce emissions of those air pollutants further in designated sea areas, and effective from January 1, 2020, reduces the global sulfur limit in fuel oil from the current 3.50% to 0.50% m/m (mass by mass) sulfur content. Prior to January 1, 2020, our rigs were operating and continue to operate with low sulfur fuel oil at or below the global limits of 0.50%.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions such as the Ballast Water Management Convention, (the “BWM Convention”) and the International Convention for Civil Liability for Bunker Oil Pollution Damage of 2001 (the “Bunker Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast of water exchange requirements, to be replaced in time with a requirement for mandatory ballast water treatment. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. We believe that all of our drilling rigs are currently compliant in all material respects with these regulations. However, the IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Insurance and Indemnification Matters

Our operations are subject to many hazards inherent in the drilling business, including blowouts, fires, collisions, groundings, punch-throughs, and damage or loss from adverse weather and sea conditions. These hazards could cause personal injury or loss of life, loss of revenues, pollution and other environmental damage, damage to or destruction of property and equipment and oil and natural gas producing formations, and could result in claims by employees, customers or third parties and fines and penalties.

Our drilling contracts provide for varying levels of indemnification from our customers and in most cases also require us to indemnify our customers for certain losses. Under our drilling contracts, liability with respect to personnel and property is typically assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property, generally irrespective of the fault or negligence of the party indemnified. In addition, our customers may indemnify us in certain instances for damage to our down-hole equipment and, in some cases, our subsea equipment. Also, we generally obtain a mutual waiver of consequential losses in our drilling contracts.

Our customers typically assume responsibility for and indemnify us from loss or liability resulting from pollution or contamination, including third-party damages and clean-up and removal, arising from operations under the contract and originating below the surface of the water. We are generally responsible for pollution originating above the surface of the water and emanating from our drilling units. Additionally, our customers typically indemnify us for liabilities incurred as a result of a blow-out or cratering of the well and underground reservoir loss or damage. In the current market, we are under increasing pressure to accept exceptions to the above-described allocations of risk and, as a result, take on more risk. In such cases where we agree, we generally limit the exposure with a monetary cap and other restrictions.

In addition to the contractual indemnities described above, we also carry Protection and Indemnity (“P&I”) insurance, which is a comprehensive general liability insurance program covering liability resulting from offshore operations. Our P&I insurance includes coverage for liability resulting from personal injury or death of third parties and our offshore employees, third-party property damage, pollution, spill clean-up and containment and removal of wrecks or debris. We also carry hull and machinery insurance that protects us against physical loss or damage to our drilling rigs. Our P&I and hull and machinery insurance program is renewed in April of each year, with the P&I program currently carrying a limit of $50.0 million per occurrence of which Noble retains the first $5.0 million per occurrence, plus excess liability coverage of $700.0 million in the aggregate. Our hull and machinery insurance is subject to a deductible that is currently $5.0 million, except with respect to loss or damage from named windstorms in the Gulf of Mexico, in which event the current deductible is $10.0 million.

Our insurance policies and contractual rights to indemnity may not adequately cover our losses and liabilities in all cases. For additional information, please read “Risk Factors—Risks Related to Our Business and Operations—We may have difficulty obtaining or maintaining insurance in the future and our insurance coverage and contractual indemnity rights may not protect us against all the risks and hazards we face.”

The above description of our insurance program and the indemnification provisions of our drilling contracts is only a summary as of the time of preparation of this prospectus, and is general in nature. Our insurance program and the terms of our drilling contracts may change in the future. In addition, the indemnification provisions of our drilling contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations.

Available Information

Finco’s and Noble Parent’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge at our website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

You may also find information related to Noble Parent’s corporate governance, Board committees and company code of ethics (and any amendments or waivers of compliance) at our website. Among the documents you can find there are the following documents of Noble Parent:

•	Amended and Restated Articles of Association (the “Articles”);

•	Code of Conduct;

•	Corporate Governance Guidelines;

•	Audit Committee Charter;

•	Compensation Committee Charter;

•	Nominating, Governance and Sustainability Committee Charter;

•	Finance Committee Charter; and

•	Sustainability Report.

Our website address is http://www.noblecorp.com. Investors should also note that Finco and Noble Parent announce material financial information in SEC filings, press releases and public conference calls. Based on guidance from the SEC, we may use the investor relations section of our website to communicate with our investors. It is possible that the financial and other information posted there could be deemed to be material information. Documents and information contained on or linked to or from our website are not part of, and are not incorporated by reference into, this prospectus.

MANAGEMENT

Finco is a wholly-owned subsidiary of Noble Parent. Commencing as of the Effective Date, by operation of the Plan, the Board of Noble Parent consisted of six members selected in accordance with the Plan: Charles M. Sledge, as Chairman of the Board, Patrick J. Bartels, Jr., Robert W. Eifler, Alan J. Hirshberg, Ann D. Pickard, and Melanie M. Trent. On April 19, 2021, the Board appointed Paul Aronzon to serve as a director. The Board consists of a single class of directors with an initial term of office to expire at the next annual general meeting of shareholders of Noble Parent for the election of directors or the date on which the successor of such director is elected. Executive officers of Noble Parent serve at the discretion of the Board, subject to the applicable employment agreements.

Except for the director designation right described under “Selling Securityholders,” there is no other arrangement or understanding between or among members of the Board and any other persons pursuant to which he or she was appointed as a member of the Board. None of the members of the Board have any family relationship with any director or executive officer of Noble Parent. There is no relationship between any member of the Board and Noble Parent that would require disclosure pursuant to Item 404(a) of Regulation S-K.

Information About Executive Officers and Directors

The following table presents certain information with respect to Noble Parent’s executive officers and directors as of the date of this prospectus:

Name	Age	Position with Noble Parent
Robert W. Eifler	42	Director, President and Chief Executive Officer
Paul Aronzon	67	Director
Patrick J. Bartels, Jr.	46	Director
Alan J. Hirshberg	60	Director
Ann D. Pickard	66	Director
Charles M. Sledge	56	Director and Chairman of the Board
Melanie M. Trent	57	Director
Richard B. Barker	41	Senior Vice President and Chief Financial Officer
William E. Turcotte	58	Senior Vice President, General Counsel and Corporate Secretary
Blake A. Denton	43	Vice President, Marketing and Contracts
Joey M. Kawaja	48	Vice President of Operations

Directors

Robert W. Eifler. Mr. Eifler was named President and Chief Executive Officer of the Company in May 2020. Previously, Mr. Eifler served as Senior Vice President, Commercial of the Company from August 2019 until assuming his position as President and Chief Executive Officer of the Company. Mr. Eifler served as Senior Vice President, Marketing and Contracts of the Company from February 2019 to August 2019, and as Vice President and General Manager—Marketing and Contracts of the Company from July 2017 to February 2019. Before that, Mr. Eifler led the Company’s marketing and contracts efforts for the Eastern Hemisphere while based in London. From November 2013 to March 2015, Mr. Eifler worked for Hercules Offshore, Inc., an offshore driller, as Director, International Marketing. Mr. Eifler originally joined the Company in February 2005 as part of the management development program and held numerous operational and marketing roles with increasing responsibility around the world until joining Hercules Offshore, Inc. in 2013. Mr. Eifler brings to the Board extensive knowledge of the Company and the industry as the President and Chief Executive Officer of the Company.

Paul Aronzon. Mr. Aronzon is a strategic financial consultant with extensive experience in successful exchange and tender offers, proxy contests, rights offerings, M&A (company and asset sales) and financing transactions, prepackaged or prearranged reorganizations, contested or litigated (including cram down) Chapter

11 cases, consensual Chapter 11 cases and numerous successful dispute resolution matters, using mediation and various settlement processes. Mr. Aronzon is the founder of PSA Consulting, LLC, where he currently provides financial and business advice and fiduciary services, including as an independent director, lead director, chairperson or special committee member on boards of directors for public/public reporting and private companies in a variety of industries. Mr. Aronzon is also currently affiliated with Arete Capital Partners, as a Principal, providing similar services. Formerly co-managing partner of Milbank’s Los Angeles office and co-leader of Milbank’s Global Financial Restructuring Group, he has over 40 years of experience as an attorney and lead advisor. He also served as the Executive Vice President at Imperial Capital and co-head of its Corporate Finance Group from 2006 to 2008. Mr. Aronzon has advised companies, boards, board committees, independent directors, sponsors, parties acquiring assets, debt or companies and others in transactions across a wide array of industries including, but not limited to, aerospace/defense, agriculture, airlines, apparel and textiles, automotive, broadcasting/cable and other media, chemical, commercial fishing, commercial real estate, construction, commodities trading, energy and electricity, entertainment, equipment rental and leasing, financial services, food and beverage, gaming, healthcare, housing development and home building, manufacturing, mining and timber, metals (including steel, aluminum and copper), oil and gas, pharmaceutical and nutraceutical, project finance, professional service firms (law, accounting and investment banking), publishing, retail, shipping, super markets, telecommunications, technology and bio-science. Mr. Aronzon holds a J.D. from Southwestern University School of Law and a B.A. degree in Political Science from California State University at Northridge, Los Angeles, California.

Patrick J. Bartels, Jr. Mr. Bartels has served as the Managing Member of Redan Advisors LLC, a firm that provides fiduciary services, including board of director representation and strategic planning advisory services for domestic and international public and private business entities, since December 2018. Prior to founding Redan Advisors LLC, Mr. Bartels was a senior investment professional with 20 years of experience. His professional experience includes investing in complex financial restructurings and process-intensive situations in North America, Asia and Europe in a broad universe of industries. Mr. Bartels has served as a director on numerous public and private boards of directors with an extensive track-record of driving value-added returns for all stakeholders through governance, incentive alignment, capital markets transactions, and mergers and acquisitions. Mr. Bartels currently serves on the board of Arch Resources, Inc. and on several private company boards. He previously served on the boards of WCI Communities, Inc., Libbey Inc., B. Riley Principal Merger Corp., and B. Riley Principal Merger Corp. II, and on several private company boards. From 2002 to November 2018, Mr. Bartels served as a Managing Principal at Monarch Alternative Capital LP, a private investment firm that focused primarily on event-driven credit opportunities. Prior to Monarch Alternative Capital LP, he served as Research Analyst for high yield investments at INVESCO, where he analyzed primary and secondary debt offerings of companies in various industries. Mr. Bartels began his career at PricewaterhouseCoopers LLP, where he was a Certified Public Accountant. He holds the Chartered Financial Analyst designation. Mr. Bartels received a Bachelor of Science in Accounting with a concentration in Finance from Bucknell University. Mr. Bartels brings to the Board extensive accounting, financial and investment experience, as well as experience as a director for multiple companies including several that have undertaken bankruptcy and restructuring processes.

Alan J. Hirshberg. Mr. Hirshberg has served as a Senior Advisor at Blackstone Management Partners from January 2019 to January 2022. He joined ConocoPhillips in 2010 as its Senior Vice President, Planning and Strategy, and retired in January 2019 as its Executive Vice President, Production, Drilling and Projects, a position he held since April 2016. In this role, he had responsibility for ConocoPhillips’ worldwide operations, as well as supply chain, aviation, marine, major projects, drilling and engineering functions. Prior to joining ConocoPhillips, Mr. Hirshberg worked at Exxon and ExxonMobil for 27 years, serving in various senior leadership positions in upstream research, production operations, major projects and strategic planning. His last role at ExxonMobil was Vice President of Worldwide Deepwater and Africa Projects. Mr. Hirshberg is currently on the boards of Falcon Minerals Corporation and McDermott International. Mr. Hirshberg received Bachelor and Master of Science degrees in Mechanical Engineering from Rice University. Mr. Hirshberg brings to the

Board significant knowledge and insight into overseeing management of strategic initiatives and global operations as well as deep industry experience and knowledge.

Ann D. Pickard. Ms. Pickard retired from Royal Dutch Shell in 2016. Ms. Pickard held numerous positions of increasing responsibility during her 15-year tenure with Shell. She last served as Executive Vice President, Arctic and was responsible for Shell’s Arctic exploration efforts. This followed three successful years as Executive Vice President of Shell’s Exploration and Production business and Country Chair of Shell in Australia where she oversaw Gas Commercialization, Manufacturing, Chemicals, Supply and Distribution, Retail, Lubricants, Trading and Shipping, and Alternative Energy. Ms. Pickard was previously Shell’s Regional Executive Vice President for Sub Saharan Africa. Based in Lagos, Nigeria, she was accountable for Shell’s Exploration & Production, Natural Gas, and Liquefied Natural Gas (LNG) activities in the region. Before that, Ms. Pickard was Director, Global Businesses and Strategy and a member of the Shell Gas & Power Executive Committee with responsibility for Global LNG, Power, and Gas & Power Strategy. Ms. Pickard joined Shell in 2000 after an 11-year tenure with Mobil prior to its merger with Exxon. Ms. Pickard has significant business experience throughout South America, Australia, the countries of the former Soviet Union, the Middle East and Africa. Ms. Pickard is a director of KBR, Inc., where she is the Chairman of the Health, Safety, Security, Environment and Social Responsibility Committee and a member of the Audit Committee, a director of Woodside Petroleum Ltd., where she serves as the Chairman of the Sustainability Committee, and The University of Wyoming Foundation, where she serves on the Budget/Audit Committee. In addition, Ms. Pickard is a member of Chief Executive Women. She was a member of the Advisory Council of the Eurasia Foundation and Global Agenda Council on the Arctic for the World Economic Forum. Ms. Pickard also served on the Board of Advisors of Catalyst and was a director of Westpac Banking Corporation. Ms. Pickard holds a Bachelor of Arts degree from the University of California, San Diego and a Master of Arts degree from the University of Pennsylvania. Ms. Pickard brings to the Board significant global business and leadership experience and deep industry knowledge.

Charles M. Sledge. Mr. Sledge previously served as the Chief Financial Officer of Cameron International Corporation, an oilfield services company, from 2008 until its sale to Schlumberger Limited in 2016. Prior to that, he served as the Corporate Controller of Cameron International Corporation from 2001 until 2008. He currently serves on the boards of Weatherford International plc, where he serves as chairman, and Talos Energy LLC. He previously served on the boards of Expro International, Vine Energy, Inc., Templar Energy and Stone Energy. Mr. Sledge received a BS in Accounting from Louisiana State University. Mr. Sledge brings to the Board experience and knowledge gained as an executive officer in the energy industry and extensive accounting and financial experience.

Melanie M. Trent. Ms. Trent previously served in various legal, administrative and compliance capacities for Rowan Companies plc, a global offshore drilling contractor (now part of Valaris, plc), from 2005 until April 2017, including as an Executive Vice President, General Counsel and Chief Administrative officer from 2014 until April 2017, as Senior Vice President, Chief Administrative Officer and Company Secretary from 2011 until 2014, and as Vice President and Corporate Secretary from 2010 until 2011. Prior to her tenure at Rowan Companies plc, Ms. Trent served in various legal, administrative and investor relations capacities for Reliant Energy Incorporated, served as counsel at Compaq Computer Corporation and as an associate at Andrews Kurth LLP. Ms. Trent serves on the boards of Diamondback Energy, Inc. and Arcosa, Inc. She previously served on the board of Frank’s International. Ms. Trent holds a Bachelor’s degree from Middlebury College and a Juris Doctorate degree from Georgetown University Law Center. Ms. Trent brings to the Board strong industry knowledge gained from senior management positions in the offshore drilling sector and experience as a director for diverse, energy-related companies.

None of the corporations or other organizations in which our non-management directors carried on their respective principal occupations and employments or for which our non-management directors served as directors during the past five years is a parent, subsidiary or other affiliate of Noble Parent.

Executive Officers

Robert W. Eifler. See “—Directors” above.

Richard B. Barker. Mr. Barker was named Senior Vice President and Chief Financial Officer of the Company in March 2020. Prior to joining the Company, Mr. Barker served as Managing Director of Moelis & Company, a leading global independent investment bank, where he specialized in advising oilfield services and equipment clients in the oil and gas sector, from August 2019 to March 2020. He has 15 years of investment banking experience working with oil and gas companies globally. Prior to joining Moelis & Company, Mr. Barker was Managing Director and Head of Oilfield Services for North America at JPMorgan Chase & Co., where he held roles of increasing responsibility from May 2015 to August 2019. From May 2011 to May 2015, he worked at Tudor, Pickering, Holt & Co., most recently as Executive Director, where he worked with oilfield services companies on a variety of strategic matters, including mergers and acquisitions, equity financing and capital structure policy. Mr. Barker began his investment banking career at Goldman Sachs, where he spent over five years through May 2011 in its Natural Resources Group.

William E. Turcotte. Mr. Turcotte was named Senior Vice President and General Counsel of the Company in December 2008. He was named Corporate Secretary of the Company in January 2018. Prior to joining the Company, Mr. Turcotte served as Senior Vice President, General Counsel and Corporate Secretary of Cornell Companies, Inc., a private corrections company, since March 2007. He served as Vice President, Associate General Counsel and Assistant Secretary of Transocean, Inc., an offshore oil and gas drilling contractor, from October 2005 to March 2007, and as Associate General Counsel and Assistant Secretary from January 2000 to October 2005. From 1992 to 2000, Mr. Turcotte served in various legal positions with Schlumberger Limited in Houston, Caracas and Paris. Mr. Turcotte was in private practice prior to joining Schlumberger Limited.

Blake A. Denton. Mr. Denton was named Vice President of Marketing and Contracts of the Company in March 2020. Previously, Mr. Denton served as Director of Marketing and Contracts for the Company from January 2017 until assuming his position as Vice President, where he led the Company’s marketing and contracts efforts for the Middle East and India while based in Dubai. Prior to that, Mr. Denton served as the Company’s Project Director from March 2012 to January 2017 based in Korea and Houston, and as Project Manager from August 2010 to March 2012 based in Singapore. Before that, Mr. Denton led the Company’s newbuild project electrical engineering efforts for dynamically positioned drilling assets as a consultant based first in Houston and then in Singapore. Before joining the Company, Mr. Denton worked for a Houston-based electrical integration company supplying power generation and controls equipment primarily to the marine and drilling industry worldwide.

Joey M. Kawaja. Mr. Kawaja was named Vice President of Operations of the Company in October 2020. Mr. Kawaja has over 25 years of experience in offshore rig operations and project management. Previously, Mr. Kawaja served as Regional Manager—Western Hemisphere for the Company from August 2014 until assuming his position as Vice President of Operations, where he led all of the Company’s shorebased and offshore operations in North and South America. Prior to that, Mr. Kawaja served in various roles, including Operations Manager, Drilling Superintendent and Project Manager, since joining the Company in 1996.

Legal Proceedings

There have been no material legal proceedings requiring disclosure under the federal securities laws within the past ten years that are material to an evaluation of the ability or integrity of our directors or executive officers, except that, as previously disclosed, we voluntarily filed a petition under Chapter 11 of the Bankruptcy Code in July 2020.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) describes the compensation practices and decisions of Noble Parent regarding its named executive officers (“NEOs”) for the year ended December 31, 2021.

This CD&A is intended to provide context for the information contained in the executive compensation tables that follow this discussion under the heading “—2021 Compensation Information.” The 2021 compensation program and decisions described in this CD&A were determined by Noble Parent’s current compensation committee following our emergence from the Chapter 11 Cases on the Effective Date, which is comprised of the following three independent directors: Melanie M. Trent, Chair, Alan J. Hirshberg, and Charles M. Sledge. While this CD&A focuses on compensation for the NEOs for 2021, as the last completed fiscal year, in accordance with the rules of the SEC, we also describe compensation actions effected after the end of the last completed fiscal year to the extent we believe such discussion enhances the understanding of our executive compensation disclosures and our executive compensation structure.

As used in this “Executive and Director Compensation” section, when discussing time periods prior to the Effective Date, the terms “we,” “us,” “our,” and the “Company” refer to Legacy Noble and, as appropriate, its subsidiaries, the terms “Board” and “compensation committee” refer to the board of directors of Legacy Noble and the compensation committee of the board of directors of Legacy Noble, and the terms “share,” “shares” or “shareholders” refer to Legacy Noble’s ordinary shares and shareholders.

Executive Summary

The offshore drilling industry has for many years faced the challenging combination of a significant rig oversupply along with materially reduced global offshore rig demand stemming from a reduction in offshore development and exploration activity. While industry conditions improved slightly in 2019, the oil supply shock driven by production disagreements among OPEC+ members and the oil demand shock brought on by the effect of the global COVID-19 pandemic in early 2020 halted any momentum for recovery. Reflecting these market factors, the Legacy Noble share price suffered a precipitous decline from late 2014 through July 2020 when the effects of this downturn ultimately forced the Company and several of its industry peers into bankruptcy. A substantial portion of our NEO compensation during the years leading up to Legacy Noble’s bankruptcy represented long-term equity-based incentives for future performance, not actual cash compensation. These incentives were tied to the market price of Legacy Noble’s ordinary shares and the remaining awards as well as outstanding equity were ultimately cancelled in connection with our bankruptcy.

We emerged from bankruptcy on the Effective Date, which was February 5, 2021, and on that date formed the new Board and compensation committee. In April 2021, Noble Parent completed the Pacific Drilling Merger, and on June 9, 2021, Noble Parent’s ordinary shares began trading again on the NYSE. Then, in November 2021, Noble Parent entered into the Business Combination Agreement with Maersk Drilling, and the transaction is expected to close in mid-2022.

Over the course of 2021, oil prices recovered and have continued to rise during 2022. Drilling contracting activity also improved as our customer base started to increase their capital budgets. While we are cautiously optimistic that recent positive trends will continue, our industry continues to face significant uncertainties. Recently, the Russian invasion of Ukraine has further destabilized energy markets and is causing significant volatility.

Our industry is also challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry. We also expect inflationary pressures to persist and expect to continue to experience disruptions in supply chains and distribution channels. Nonetheless, the global energy demand is predicted to increase, and we expect that offshore oil and gas will continue to play an important and sustainable role in meeting this demand over the foreseeable future.

Our executive compensation program reflects our pay-for-performance philosophy. Our compensation committee uses a combination of fixed and variable pay elements to achieve the objectives set forth below in “—Details of Our Compensation Program—Our Compensation Philosophy and Objectives.”

Certain aspects of the executive compensation paid in 2021 in connection with the emergence from bankruptcy were negotiated by Legacy Noble directly with the key creditor groups and reflected in the bankruptcy plan. These are discussed in more detail below.

Our NEOs

When used in this CD&A, our NEOs consist of the persons listed in the table below:

Name	Title
Robert W. Eifler	President and Chief Executive Officer
Richard B. Barker	Senior Vice President and Chief Financial Officer
William E. Turcotte	Senior Vice President, General Counsel and Corporate Secretary
Joey M. Kawaja	Vice President of Operations
Blake A. Denton	Vice President, Marketing and Contracts

Details of Our Compensation Program

Our Compensation Philosophy and Objectives

We believe that strong corporate governance requires that our compensation program pays for performance and that it closely aligns our executives’ interests with those of our shareholders. We place a majority of executive pay at risk and subject a substantial portion of our NEOs’ potential compensation to specific annual and long-term performance metrics intended to drive Company success. We also follow certain simple foundational rules and best practices, and we strictly prohibit certain practices that do not meet our compensation standards. Notably, our executive compensation program contains shareholder-friendly features, including the following:

•	We pay for performance — a meaningful portion of NEO pay is contingent on attaining pre-established performance goals.

•	We mandate that at least 60% of all NEO annual equity awards be subject to attaining pre-established performance goals.

•	We require executives to maintain significant stock ownership.

•	We have a robust clawback provision enabling us to recoup previously paid cash and equity incentive compensation from our executive officers upon the occurrence of certain events.

•	We consult with independent compensation consultants when designing our compensation program and setting target levels of performance.

•	We prohibit pledging or hedging of Noble Parent shares.

•	We require a double trigger for cash severance benefits upon a change of control.

•	We prohibit repricing or buyout of underwater options.

Our executive compensation program reflects our philosophy that executive compensation should be structured to closely align each executive’s interests with the interests of our shareholders, emphasizing equity-based incentives and performance-based pay. The primary objectives of the Company’s compensation program are to:

•	Support the Company’s growth strategy including acquiring and integrating assets and companies to drive long-term shareholder value creation.

•	Attract, retain, and motivate key executives capable of managing a complex, global business in a challenging and cyclical industry, by providing market competitive total compensation opportunities.

•	Emphasize a strong link between pay and performance with predefined short and long-term performance metrics that place the majority of total compensation at risk.

•

Align executive and shareholder interests by establishing market-relevant metrics, including focus on strategic ESG initiatives that drive shareholder value creation and address stakeholder expectations.

Consistent with this philosophy, we seek to provide a total compensation package for the NEOs that is competitive in respect of our Peer Group (as defined below) for a given year. A substantial portion of total compensation is subject to Company and individual performance and is subject to forfeiture. In designing these compensation packages, the compensation committee annually reviews each compensation component and compares its use and level to various internal and external performance standards and market reference points.

Components of our Compensation Program for our NEOs

The compensation program for our NEOs is designed to link pay with performance and consists of the following components:

•	Base pay. This fixed cash component of compensation provides executives with salary levels set to be competitive with our Benchmark Peer Group (as described below).

•

Annual short-term incentive compensation. This performance-based component of compensation is funded based on annual free cash flow, contract drilling margin, Total Recordable Incident Rate (“TRIR”), Loss of Primary Containment (“LOPC”) and ESG goals, each of which is relative to internal targets and is paid as an annual cash bonus through our short-term incentive plan (“STIP”).

•	Long-term incentive compensation. Our two components of long-term incentive pay as described below are used to further align management with shareholders:

•

Performance-based long-term incentive awards. We use performance-based restricted stock units (“PVRSUs”) that vest after three years and are determined based on absolute shareholder return and strategic goals including asset growth, controlling cost and certain ESG goals. PVRSUs represent 60% of the NEO equity awards.

•	Time-based long-term incentive awards. We use time-vested restricted stock units (“TVRSUs”) that vest pro-rata over a three-year period. TVRSUs represent 40% of the NEO equity awards.

•	Benefits. The retirement and health benefits that are available to our NEOs are described below under “—How Compensation Components Are Determined—Retirement Benefits.”

Board Process and Independent Review of Compensation Program

The compensation committee is responsible for determining the compensation of our directors and executive officers and for establishing, implementing and monitoring adherence to our executive compensation philosophy. The compensation committee provides oversight on behalf of the Board in reviewing and administering the compensation programs, benefits, incentive and equity-based compensation plans. The compensation committee operates independently of management and receives compensation advice and data from outside independent advisors.

The compensation committee charter authorizes the committee to retain and terminate, as the committee deems necessary, independent advisors to provide advice and evaluation of the compensation of directors and executive officers, and other matters relating to compensation, benefits, incentive and equity-based compensation plans and corporate performance. The compensation committee is further authorized to approve the fees and other engagement terms of any independent advisor that it retains.

Our post-emergence compensation committee chose to engage Meridian Compensation Partners as its independent compensation consultant. In addition, with regard to the design of the management incentive program, which is reflected in our Long-Term Incentive Plan (“LTIP”), the compensation committee briefly engaged Lyons, Benenson & Company Inc. (individually, a “compensation consultant” or “advisor” and, collectively with Meridian, the “compensation consultants” or the “advisors”). The advisors did not provide any additional services to the Company or any of our affiliates during 2021. The compensation committee has reviewed the independence of each of the advisors as required by the NYSE rules, and determined that each is independent.

The compensation consultants report to, and act at the direction of, the compensation committee. The compensation consultants are independent of management, provide comparative market data regarding executive and director compensation to assist in establishing reference points for the principal components of compensation and provides information regarding compensation trends in the general marketplace, best practices, compensation practices of the Peer Groups described below, and regulatory and compliance developments. The ongoing compensation consultant regularly participates in the meetings of the compensation committee as well as meets regularly with the compensation committee in executive sessions without management present.

In determining compensation for our CEO, the compensation committee evaluates and assesses the CEO’s performance related to leadership, financial and operating results, achievement of company objectives and other considerations. The compensation consultant provides market information and perspectives on market-based adjustments, which are included in the compensation committee’s decision-making process. The compensation committee may incorporate these considerations, as well as compensation market information, into its adjustment decisions.

In determining compensation for executive officers other than our CEO, our CEO consults with the compensation consultant to review compensation market information and prior compensation decisions, and then recommends compensation adjustments to the compensation committee. Our CEO may attend compensation committee meetings at the request of the compensation committee, except when the compensation of our CEO is being discussed. The compensation committee reviews and approves all compensation for our NEOs and recommends the compensation for our directors to the full board.

Peer Groups and Benchmarking

We compete for talent with employers across many different sectors around the world, but our primary competitive market consists of offshore drilling companies and oilfield services companies. In making compensation decisions for our NEOs, each element of their total direct compensation is compared against published compensation data and data provided by the compensation consultant. Data from peer companies plays an important role in the process used by the compensation committee to determine the design, components and award levels in our executive pay program. The peer companies are chosen in part because they operate in a similar industry, form an appropriate range of revenue and asset sizes, and have similar breadth, complexity and global scope. The compensation committee conducts a review of our peer group every year in order to ensure that it remains appropriate.

2021 Benchmark Peer Group

The following compensation benchmarking peer group was developed following our emergence from bankruptcy and used as a reference when establishing 2021 target compensation program design:

Bristow Group Inc.	ChampionX Corporation	Chart Industries, Inc.
Eagle Materials Inc.	Helix Energy Solutions Group, Inc.	Helmerich & Payne, Inc.
MRC Global Inc.	Nabors Industries, Ltd.	NOV Inc.
Oceaneering International, Inc.	Patterson-UTI Energy, Inc.	Tidewater Inc.
Transocean Ltd.

How Compensation Components Are Determined

Base Salary

Base salary levels of the NEOs were determined based on a combination of factors, including our compensation philosophy, market compensation data, competition for key executive talent, the NEO’s experience, leadership, prior contribution to the Company’s success, the Company’s overall annual budget for merit increases and the NEO’s individual performance in the prior year. The compensation committee conducts an annual review of the base salaries of NEOs taking these factors into account and the committee also reviews the base salaries at the time of any promotion or significant change in job responsibilities.

2021 base salaries for our NEOs are shown in the table below:

Name	2021 Base Salary
Robert W. Eifler (1)	$800,000
Richard B. Barker	$475,000
William E. Turcotte	$470,000
Joey M. Kawaja	$330,000
Blake A. Denton	$300,000

(1)	The Board approved a base salary increase for Mr. Eifler effective February 16, 2021 from $675,000.

STIP

Our STIP gives participants, including NEOs, the opportunity to earn annual cash bonuses in relation to specified target award levels defined as a percentage of their base salaries. STIP target award levels are developed based on a combination of factors, including our compensation philosophy, market compensation data, competition for key executive talent, the NEO’s experience, leadership, prior contribution to the Company’s success, the Company’s overall annual budget for merit increases and the NEO’s individual performance. The success of the Company is tied to the achievement of key performance goals that are shown below and the STIP is designed to reward executives for meeting these goals. Company performance determines STIP funding levels. Accordingly, if performance thresholds are not met, STIP awards are not funded.

The components of the performance bonus, weighting factors and threshold, target and maximum levels for corporate personnel, including NEOs, for the 2021 plan year (as revised by the Amended and Restated 2021 STIP) are set forth in the table below:

Component of Performance Bonus	How Determined	Weighting of Component	2021 Target	Threshold/Target/Maximum	Bonus Pool Multiple
Financial Efficiency Measure	Adjusted Free Cash Flow	35%	($154 million)	Threshold: ($182 million)	0.5
				Target: ($154 million)	1
				Maximum: ($88 million)	2
	Contract Drilling Margin less G&A relative to goal	35%	10.50%	Threshold: 7.50%	0.5
				Target: 10.50%	1
				Maximum: 14.70%	2

Safety Performance Measure	TRIR relative to goal	10%	0.35 (measured pursuant to the guidelines set for by the International Association of Drilling Contractors “IADC”)	Threshold: ≤ 0.40	0.5
				Target: ≤ 0.35	1
				Maximum: ≤ 0.30	2
	Loss of Primary Containment (LOPC)	10%	0.43	Threshold: ≤ 0.55	0.5
				Target: ≤ 0.43	1
				Maximum: ≤ 0.30	2

Strategic	Finalizing measurable ESG goals to be included in the Sustainability Report and publishing the report	10%	Committee Discretion	Threshold: 0.50	0.5
				Target: 1.00	1
				Maximum: 2.00	2

STIP – Company Performance Component

The 2021 results and the calculation of the performance component for corporate personnel, including NEOs for the 2021 plan year (as revised by the Amended and Restated 2021 STIP), are set forth in the table below:

Component of Performance Bonus	Actual 2021 Results	Bonus Pool Multiple	Component Payout (Weighting X Bonus Pool Multiple)

Adjusted Free Cash Flow	($95 million)	1.89	0.66

Contact Drilling Margin Less G&A	10.85%	1.08	0.38

TRIR Measure	0.37	0.80	0.08

Loss of Primary Containment (LOPC)	0.20	2.00	0.20

Finalizing measurable ESG goals to be included in the Sustainability Report and the publishing the report	Weighted at Target	1.00	0.10
		Goal Achievement	1.42

For any individual, including our NEOs, the Company funding factor is multiplied by the applicable individual target award to calculate the preliminary performance bonus. Individual target awards are equal to a fixed percentage of base salary. The 2021 target awards for our NEOs are set forth in the table below:

Name	Target
Robert W. Eifler	110%
Richard B. Barker	75%
William E. Turcotte	70%
Joey M. Kawaja	60%
Blake A. Denton	60%

STIP – Individual Goals Component

Individual target performance bonuses may be adjusted upward or downward to reflect merit, individual and team performance and/or additional selected criteria, subject to the approval of the compensation committee. If, on a cumulative basis, the sum of STIP awards is greater than the formulaic STIP funding pool, STIP awards are reduced to remain within the constraints of the funding pool.

Name	2021 Salary	X	STIP Target	X	Award Factor (1)	X	Individual Achievement (1)	2021 STIP
Robert W. Eifler	$800,000	X	110%	X	1.34	X	1.00	$1,179,200
Richard B. Barker	$475,000	X	75%	X	1.34	X	1.00	$477,375
William E. Turcotte	$470,000	X	70%	X	1.34	X	1.00	$440,860
Joey M. Kawaja	$330,000	X	60%	X	1.34	X	1.00	$265,320
Blake A. Denton (2)	$300,000	X	60%	X	1.34	X	1.00	$241,200

(1)

Award factor resulted in multiplier of 1.42 overall. For the NEOs, the award factor was reduced for operational performance matters. Individual achievement goals were determined at target or a 1 multiple.

(2)	Mr. Denton was named an executive officer on February 5, 2021 upon emergence.

Long-Term Incentives

We believe it is important to reward executive officers and key employees who demonstrate superior performance in their current position, as well as the likelihood of high-level performance in the future, with long-term incentive compensation. Such long-term incentive compensation is consistent with our overall compensation philosophy to align executives’ and employees’ interests with the interests of our shareholders.

The value of long-term incentive compensation awards is determined annually based on the analysis of competitive data. In particular, this value is developed considering our objectives for this component of total compensation relative to the pay of the companies in the Benchmark Peer Group and is set to be competitive with the Benchmark Peer Group. Our CEO recommends for consideration and approval by the compensation committee the total value of awards for all positions other than his or her own. The compensation committee determines the total award value for our CEO and, based in part on the CEO’s recommendations, for the other NEOs. In connection with our emergence from the Chapter 11 Cases all previously outstanding equity awards were cancelled on the Effective Date.

Following the Effective Date, in February 2021, the current compensation committee approved the Noble Corporation 2021 Long-Term Incentive Plan (the “2021 LTIP”) and approved equity grants (the “Emergence Grants”) under the 2021 LTIP to selected members of the Company’s senior management, including each of the NEOs. The compensation committee based its decision to approve the Emergence Grants on a review of market practices for companies following emergence from Chapter 11, and to serve the following objectives:

•	Strengthen alignment with the interests of our new shareholders;

•	Support a strong performance-based culture; and

•	Enhance the ability to retain key talent through the post-emergence period.

These awards were granted in the form of 40% TVRSUs and 60% PVRSUs. TVRSUs vest one-third per year over three years commencing one year from the award date. PVRSU awards are determined based on absolute total shareholder return and certain strategic goals, and will vest, to the extent earned, after the end of the three-year performance period (2021-2023). The Emergence Grant PVRSU awards vest 50% based upon the level of absolute total shareholder return (“TSR”) and 50% based upon the achievement of certain strategic goals, in each case at the end of the applicable performance period. The final number of PVRSUs subject to TSR metrics that vest may range from 0% to 200% of the target number of such PVRSUs, where 50% of the target PVRSUs will vest if the threshold TSR level of 8% is met, 100% will vest if the target TSR level of 12% is met and 200% will vest if the maximum TSR level of 20% or more is met. The PVRSUs that vest based on strategic goals depend on the actual achievement of these strategic goals compared to expected achievement. The strategic goals are weighted 50% on asset growth, 30% on controlling costs and 20% on our ESG goals. The final number of PVRSUs within each strategic goal that vest may range from 0% to 200% of the target number of such PVRSUs, where 50% of the target PVRSUS will vest if the threshold of “partial” achievement is met, 100% will vest if the target of expected achievement is met and 200% will vest if the maximum of “outstanding” achievement is met.

As is customary market practice to entice and retain management to stay with a restructured company, Legacy Noble negotiated and agreed with its creditors during the bankruptcy process certain aspects of executive compensation to be effective upon emergence. Among these items were the allocation of shares reserved for the Company’s post-emergence LTIP, the percentage of such shares that would be awarded in the first year after emergence, and the allocation of such shares that would be awarded as time vested awards in the first year. The creditors agreed to allocate 10% of the fully diluted shares of the Company to the LTIP and to allow an award of 40% of such shares in the first year, with 40% of such shares represented by time vested equity awards, each of which was based on market comparables. New employment agreements for the NEOs were also negotiated with the creditors.

The Emergence Grant equity awards were made using a price per share of $13.46 based on third-party implied market prices immediately prior to emergence, and in consultation with our creditors. The values reflected in our accounting records were $20.15 for the 2021 PVRSUs and $16.44 for the 2021 TVRSUs. The respective 2021 PVRSU and TVRSU values are set forth in the tables below.

2021 PVRSU Values

Name	Award Values @ $13.46	Award Values @ $20.15
Robert W. Eifler	$10,080,221	$15,090,375
Richard B. Barker	$2,767,241	$4,142,639
William E. Turcotte	$2,145,389	$3,211,709
Joey M. Kawaja	$1,243,704	$1,861,860
Blake A. Denton	$1,243,704	$1,861,860

2021 TVRSU Values

Name	Award Values @ $13.46	Award Values @ $16.44
Robert W. Eifler	$6,720,147	$8,207,966
Richard B. Barker	$1,844,828	$2,253,266
William E. Turcotte	$1,430,260	$1,746,914
Joey M. Kawaja	$829,136	$1,012,704
Blake A. Denton	$829,136	$1,012,704

Retirement Benefits

We offer retirement programs that are intended to supplement the personal savings and social security for covered officers and other employees. The programs include the Noble Services Company LLC 401(k) and Profit Sharing Plan, the Noble Services Company LLC 401(k) Savings Restoration Plan, the Noble Services Company LLC Salaried Employees’ Retirement Plan, and the Noble Services Company LLC Retirement Restoration Plan. The Company decided to terminate the Noble Services Company LLC 401(k) Savings Restoration Plan in November 2021. The Company believes that the retirement programs described below assist the Company in maintaining a competitive position in attracting and retaining officers and other employees. A description of these plans, including eligibility and limits, is set forth in the following table.

Plan	Description & Eligibility	Benefits & Vesting
401(k) and Profit Sharing Plan	Qualified defined contribution plan that enables qualified employees, including NEOs, to save for retirement through a tax-advantaged combination of employee and Company contributions.	Following the discontinuation of matching contributions in 2020 in connection with the Chapter 11 Cases, effective March 1, 2021, the Company reinstated the matching contributions at the rate of $0.70 to $1.00 per $1.00 (up to 3% of base pay) depending on years of service. The Company did not make an annual discretionary profit sharing contribution for 2021.

Plan	Description & Eligibility	Benefits & Vesting
401(k) Savings Restoration Plan	Unfunded, nonqualified employee benefit plan under which specified employees may defer compensation in excess of 401(k) plan limits.	Vesting and, to the extent an employee is prohibited from participating in the 401(k) Savings Plan, matching provisions mirror 401(k) Savings Plan. The Company did not offer enrollment in the plan for 2022.

Salaried Employees’ Retirement Plan	Qualified defined benefit pension plan available to participants originally hired on or before July 31, 2004.	Benefits are determined by years of service and average monthly compensation near retirement. The plan was amended effective December 31, 2016 to cease future benefit accruals.

Retirement Restoration Plan	Unfunded, nonqualified defined benefit pension plan available to participants originally hired on or before July 31, 2004.	Eligible compensation in excess of IRS (as defined herein) annual compensation limit for a given year is considered in the Retirement Restoration Plan. The plan was amended effective December 31, 2016 to cease future benefit accruals.

For additional information regarding these plans, please see the description under “—2021 Compensation Information—Retirement Payments and Benefits.”

Other Benefits and Perquisites

The Company provides healthcare, life and disability insurance, and other employee benefit programs to its employees, including NEOs, which the Company believes assists in maintaining a competitive position in terms of attracting and retaining officers and other employees. These employee benefits plans are provided on a non-discriminatory basis to all employees.

The Company provides only minimal perquisites and other personal benefits to NEOs. The Company and the compensation committee believe these are reasonable and consistent with its overall compensation program. Attributed costs of perquisites for NEOs for the year ended December 31, 2021 are included in the All Other Compensation column of the Summary Compensation Table.

Share Ownership Policy and Holding Requirements

The Board has adopted a share ownership policy applicable to the officers and directors, including NEOs. The share ownership policy requires covered persons to hold shares with an aggregate value in excess of specified multiples of their base salary or annual retainer as set forth below. No sale should be made until the holding requirement is met, and the requirement must be met for each sale of stock.

Position	Minimum Ownership Thresholds
Chief Executive Officer	6.0 Times Then-Current Base Salary
Senior Vice President	3.0 Times Then-Current Base Salary
Vice President	1.0 Times Then-Current Base Salary
Non-Executive Director	5.0 Times Then-Current Annual Retainer

Securities Trading Policy and Timing of Equity-Based Awards

The Company’s policy on trading in Company shares prohibits directors, officers, employees and agents from hedging or engaging in short sale transactions or buying or selling puts or calls involving Company securities and prohibits purchases of Company securities on margin. The Company’s policy on trading in Company shares also prohibits directors, officers, employees and agents from purchasing or selling Company securities while in possession of any material information about the Company or its operations that has not been publicly disclosed. As such, and in addition to our pre-clearance procedures, directors, officers and certain designated employees and consultants are prohibited from buying or selling Company securities during our quarterly blackout periods (which begins on the first day of the month following the end of each fiscal quarter and extends until one full trading day has elapsed after the day on which the Company’s quarterly or annual earnings for the applicable period are released) and during certain situation-specific blackout periods in which developments known to the Company have not yet been disclosed to the public. However, the Company does permit directors, officers or employees to enter into Rule 10b5-1 sales or purchase plans in accordance with our pre-clearance procedures if they so desire.

Clawback Provisions

The Company’s clawback policy provides that at any time there is a material and negative restatement of the Company’s reported financial results, the cash and equity incentive compensation awarded or paid to any executive officer during the previous three years would be subject to recoupment, if the Board determines that the executive officer’s intentional misconduct or gross negligence materially contributed to such restatement. Base salary is not subject to clawback under this policy.

In addition, Section 304 of the Sarbanes-Oxley Act of 2002 generally requires US-listed public company chief executive officers and chief financial officers to disgorge bonuses, other incentive-based or equity-based compensation and profits on sales of company stock that they receive within the 12-month period following the public release of financial information if there is a restatement because of material noncompliance, due to misconduct, with financial reporting requirements under the federal securities laws.

The Company will continue to monitor applicable rule-making actions of the SEC in order to meet any future clawback requirements.

Employment Agreements

In connection with our emergence from the Chapter 11 Cases, we entered into employment agreements with Mr. Eifler and certain other officers. Messrs. Eifler, Barker, Turcotte, Kawaja and Denton are each party to an employment agreement with the Company, each effective as of the Effective Date. Each employment agreement has a term commencing on the Effective Date and ending on the third anniversary of such date unless earlier terminated in accordance with its terms; provided, however, that on such third anniversary and on each annual anniversary thereafter, the employment term will be automatically extended for an additional year, unless at least 90 days prior to such anniversary either party gives notice that the employment term shall not be so extended.

Pursuant to the employment agreements, each executive will be paid (i) an annual base salary, subject to increases as provided from the Board from time to time; (ii) an annual bonus; and (iii) standard employee benefits, including vacation, sick leave and other benefits consistent with company policies. The executives will be reimbursed for reasonable expenses incurred in the performance of services under their respective employment agreements, including, but not limited to, travel expenses. Each employment agreement contains confidentiality, non-solicitation and cooperation provisions. Mr. Eifler’s employment was amended on March 9, 2021 to also include a 12-month non-competition provision.

In the event any of Messrs. Eifler, Barker or Turcotte are terminated without cause or resign for good reason, they are entitled to a severance payment equal to (i) 24 months of their annual base salary and annual target bonus, (ii) the cost of 18 months of COBRA continuation coverage, (iii) the annual bonus for the previous year, to the extent not yet paid, (iv) a pro rata bonus for the year of separation, and (v) six months of outplacement services. If their termination without cause or resignation for good reason occurs in connection with a change in control, then they are entitled to an additional 12 months of annual base salary and annual target bonus. In exchange for receiving severance, whether or not in connection with a change of control, the executives must sign a release agreement and be subject to certain restrictive covenants, including 12 months of not soliciting business from Noble’s or its affiliates’ customers and 24 months of not soliciting any other employees to leave Noble or its affiliates. Mr. Eifler’s 12-month non-competition restriction prohibits him from providing certain services to, or in any way engaging in, any business which is primarily engaged in contract drilling services for offshore oil and gas wells and that competes with Noble or its affiliates anywhere in the world.

In the event any of Messrs. Kawaja or Denton are terminated without cause, they are entitled to a severance payment equal to (i) six months of their annual base salary and fifty percent of their annual target bonus, (ii) the cost of 18 months of COBRA continuation coverage, (iii) the annual bonus for the previous year, to the extent not yet paid (iv) a pro rata bonus for the year of separation, and (v) six months of outplacement services. If their termination without cause occurs in connection with a change in control, or if they resign for good reason in connection with a change in control, they will receive the benefits listed above, except that instead of receiving six months of their annual base salary and fifty percent of their annual target bonus, they will receive 12 months of annual base salary and their full annual target bonus. In exchange for receiving severance, whether or not in connection with a change of control, the executives must sign a release agreement and be subject to certain restrictive covenants, including 12 months of not soliciting business from Noble’s or its affiliates customers and 24 months of not soliciting any other employees to leave Noble or its affiliates.

In the event any of the executives’ employment is terminated as a result of their death or disability, they are entitled to the annual bonus for the previous year, to the extent not yet paid, and vested amounts or benefits under any plan, program, or agreement.

Additionally, the employment agreements provide that if any portion of the payments or benefits provided in connection with a change in control (whether or not pursuant to an employment agreement) becomes subject to the excise tax under Section 4999 of the Code, then the payments and benefits will be reduced to the extent such reduction would result in a greater after-tax benefit to the executive.

Impact of Accounting and Tax Treatments of Compensation

As a result of tax reform that became effective on January 1, 2018, future grants of performance awards no longer qualify as “qualified performance-based compensation” under Section 162(m) of the Code. Section 162(m) of the Code limits the annual tax deduction to US $1 million for compensation paid by a publicly held company to its chief executive officer, its chief financial officer, and each of the company’s three other most highly compensated named executive officers. Although the deductibility of compensation is a consideration evaluated by the compensation committee, the compensation committee believes that the lost deduction on compensation payable in excess of the US $1 million limitation is not material relative to the benefit of being able to attract and retain talented management. We have also awarded compensation that might not be fully tax deductible when such grants were nonetheless in the best interest of us and our stockholders. Accordingly, the compensation committee will continue to retain the discretion to pay compensation that is subject to the US $1 million deductibility limit.

Conclusion

We believe our compensation program’s components and levels are appropriate for our industry and provide a direct link to enhancing shareholder value and advancing the core principles of our compensation philosophy and objectives to ensure the long-term success of our Company. We will continue to monitor current trends and issues in our industry, as well as the effectiveness of our program with respect to our NEOs, to properly consider and modify our program where and when appropriate.

Compensation Committee Interlocks and Insider Participation

Prior to the Effective Date, our compensation committee was comprised of Jon A. Marshall, Chair, Julie H. Edwards and Gordon T. Hall, and after the Effective Date, our committee was comprised of Melanie M. Trent, Chair, Alan J. Hirshberg and Charles M. Sledge. All of the directors who served as members of the compensation committee during 2021 were independent non-executive directors. None of the members of the compensation committee during 2021 has served as an officer or employee of the Company, and none of our executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Board.

2021 Compensation Information

Summary Compensation Table

The following table sets forth the compensation of our NEOs during 2021 pursuant to the applicable rules of the SEC.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)(3)	Option Awards	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5)		All Other Compensation		Total
Robert W. Eifler: President and Chief Executive Officer
	2021	$800,000	$—	$23,298,341	$—	$1,179,200	$—		$8,600	(8)	$25,286,141
	2020	$560,534	$1,545,200	$1,114,516	$—	$1,637,700	$—		$24,336	(8)	$4,882,286
	2019	$360,417	$—	$683,038	$—	$399,000	$—		$40,062	(8)	$1,482,517

Richard B. Barker: Senior Vice President and Chief Financial Officer
	2021	$475,000	$—	$6,395,905	$—	$477,375	$—		$5,888	(9)	$7,354,168
	2020	$360,361	$1,630,000	$180,000	$—	$686,250	$—		$2,975	(9)	$2,859,586

William E. Turcotte: Senior Vice President, General Counsel, and Corporate Secretary
	2021	$470,000	$—	$4,958,623	$—	$440,860	$—		$6,687	(10)	$5,876,170
	2020	$470,000	$1,195,000	$440,323	$—	$604,000	$—		$21,498	(10)	$2,730,821
	2019	$469,167	$—	$1,044,653	$—	$493,500	$—		$33,354	(10)	$2,040,674

Joey M. Kawaja: Vice President of Operations (6)
	2021	$330,000	$—	$2,874,564	$—	$265,320	$—	(14)	$8,870	(11)	$3,478,754
	2020	$280,167	$323,775	$110,081	$—	$188,025	$90,760		$14,003	(11)	$1,006,811

Blake A. Denton: Vice President, Marketing and Contracts
	2021	$300,000	$—	$2,874,564	$—	$241,200	$—		$8,333	(12)	$3,424,097

Julie J. Robertson: Former Executive Chairman; former President and Chief Executive Officer (7)
	2021	$51,283	$—	$—	$—	$—	$—	(14)	$8,743,835	(13)	$8,795,118
	2020	$649,388	$—	$1,322,559	$—	$500,000	$839,291		$3,910,781	(13)	$7,222,019
	2019	$882,083	$—	$4,771,239	$—	$1,947,000	$1,092,894		$255,428	(13)	$8,948,644

Please see the footnotes below which apply to both the Summary Compensation Table and the additional table below.

On June 26, 2020, in response to the ongoing significant market uncertainty, the Board approved modifications to the Company’s overall compensation programs to more appropriately retain and motivate its key employees during a period of uncertainty and increased workload, In addition, the Board undertook other measures including adopting the Restated 2020 STIP, effective as of July 1, 2020, and the Noble Corporation plc 2020 Other Cash Award Plan (the “OCAP”). These awards, as well as 2019 retention awards, Mr. Eifler’s inducement award and Mr. Barker’s onboarding awards, were paid in July 2020 but remained subject to repayment per the terms of the agreements. The following amounts were paid in July 2020 and are reflected in the table above.

Name	OCAP Retention (1)	Other Retention (1)	Intended Value of Stock Awards (2)	2021 STIP (3)	OCAP Performance (3)	July 2020 Cash Payments
Robert W. Eifler	$895,200	$650,000	$1,000,000	$742,500	$895,200	$4,182,900
Richard B. Barker	$330,000	$1,300,000	$180,000	$356,250	$330,000	$2,496,250
William E. Turcotte	$275,000	$920,000	$440,400	$329,000	$275,000	$2,239,400
Joey M. Kawaja	$68,775	$255,000	$110,050	$119,250	$68,775	$621,850

(1)	The cash performance bonuses awarded under the STIP are disclosed in the Non-Equity Incentive Plan column.
(2)

Represents the grant date fair value of the awards in accordance with FASB ASC Topic 718 including PVRSUs and TVRSUs emergence awards granted on February 19, 2021. With respect to PVRSUs, amounts are based on probable achievement level of the underlying performance conditions as of the grant date. See “Note 9—Equity” of the Audited Financial Statements included elsewhere in this prospectus for a description of the assumptions made in our valuation of restricted stock units and stock option awards. In July 2020, the awards were cancelled and the intended value of the awards was paid in cash, subject to certain clawback obligations. As the conditions of retaining the awards were achieved, the awards are not subject to repayment..

(3)

The Driller Peer Group used as a benchmark for 2019 and 2020 PVRSU awards or performance vested cash incentive awards in lieu of PVRSUs included Diamond Offshore Drilling, Inc. Transocean Ltd., Valaris plc, and Seadrill. We used the Driller Peer Group to measure our performance for the vesting of performance based long-term equity incentives prior to our filing for Chapter 11.

(4)	The cash performance bonuses awarded under the STIP.
(5)

The amounts in this column represent the aggregate change in the actuarial present value of each NEO’s accumulated benefit under the Noble Services Company LLC Salaried Employees’ Retirement Plan and the Noble Services Company LLC Retirement Restoration Plan for the year. There are no deferred compensation earnings reported in this column, as the Company’s nonqualified deferred compensation plans do not provide above-market or preferential earnings on deferred compensation,

(6)	Mr. Kawaja, who formerly served as Regional Manager of the Americas, was appointed Vice President of Operations of the Company effective October 7, 2020.
(7)

Effective as of the close of the Company’s Annual General Meeting of Shareholders held on May 21, 2020, Ms. Robertson stepped down from her positions of President and Chief Executive Officer of the Company and transitioned to the position of Executive Chairman, and Mr. Eifler, who formerly served as Senior Vice President—Commercial, succeeded Ms. Robertson as President and Chief Executive Officer. On February 5, 2021, when the Company successfully completed its financial restructuring and the Debtors emerged from the Chapter 11 Cases, Ms. Robertson retired from her position as Executive Chairman. Ms. Robertson did not receive any equity awards in 2021 or hold any equity awards at the time of her termination.

(8)

The amount in the All Other Compensation column includes Company contributions to the Noble Services Company LLC 401(k) ($4,000 for 2021), the Noble Services Company LLC 401(k) and Profit Sharing Plan ($13,897 for 2020, and $15,618 for 2019), foreign tax payments in connection with a former expatriate assignment ($297 for 2020, and $17,109 for 2019), and premiums paid by the Company for life, AD&D, long term disability, and business travel and accident insurance and for tax preparation services.

(9)

The amount in the All Other Compensation column includes Company contributions to the Noble Services Company LLC 401(k) ($2,951 for 2021), the Noble Services Company LLC 401(k) and Profit Sharing Plan ($1,166 for 2020) and premiums paid by the Company for life, AD&D, long term disability, and business travel and accident insurance.

(10)

The amount in the All Other Compensation column includes Company contributions to the Noble Services Company LLC 401(k) ($3,525 for 2021), the Noble Services Company LLC 401(k) and Profit Sharing Plan ($17,350 for 2020, and $17,200 for 2019), dividend equivalents ($11,353 for 2019), and premiums paid by the Company for life, AD&D, long term disability, and business travel and accident insurance.

(11)

The amount in the All Other Compensation column includes Company contributions to the Noble Services Company LLC 401(k) ($5,775 for 2021), the Noble Services Company LLC 401(k) and Profit Sharing Plan ($11,908 for 2020), and premiums paid by the Company for life, AD&D, long term disability, and business travel and accident insurance.

(12)

The amount in the All Other Compensation column includes Company contributions to the Noble Services Company LLC 401(k) and Profit Sharing Plan ($5,250), and premiums paid by the Company for life, AD&D, long term disability, and business travel and accident insurance.

(13)

For 2021, the amount in the All Other Compensation column includes two retirement plan distributions one on August 13, 2021 in the amount of $3,473,135 from the Noble Services Company LLC 401(k) Savings Restoration Plan and the other on September 1, 2021 in the amount of $5,208,388 from The Noble Services Company LLC Retirement Restoration Plan; vacation payment of $57,691, tax preparation fees of $4,319, and premiums paid by the Company for life, AD&D, long term disability, and business travel and accident insurance. The amount in the All Other Compensation column includes $3,850,000 payable pursuant to a Transition Agreement entered into with Julie J. Robertson in connection with her transition to the position of Executive Chairman (the “Transition Agreement”), Company contributions to the Noble Services Company LLC 401(k) and Profit Sharing Plan ($22,700 for 2020, and $22,300 for 2019), foreign tax payments $20,796 for 2020, and $194,898 for 2019), dividend equivalents ($20,086 for 2019), and premiums paid by the Company for life, AD&D, long term disability, and business travel and accident insurance and for tax preparation services.

(14)	Pension and nonqualified deferred compensation accounts incurred losses during 2021 as follows: Mr. Kawaja—($61,243) and Ms. Robertson—($6,450,903).

Grants of Plan-Based Awards

The following table sets forth certain information about grants of plan-based awards during the year ended December 31, 2021 to each of the NEOs. In connection with our emergence from the Chapter 11 Cases, on the Effective Date, all existing equity of our Predecessor was cancelled, including all outstanding restricted stock awards for each NEO. For a description of the material terms of the awards reported in the Grants of Plan-Based Awards table, including performance-based conditions and vesting schedules applicable to such awards, see “—Compensation Discussion and Analysis—How Compensation Components Are Determined.”

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target ($)(1)	Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4)
Name	Grant Date		Threshold	Target	Maximum
Robert W. Eifler	2/19/2021	$880,000	374,451	748,902	1,497,804	499,268	—	$—	$23,298,341
Richard B. Barker	2/19/2021	$356,250	102,795	205,590	411,180	137,060	—	$—	$6,395,905
William E. Turcotte	2/19/2021	$329,000	79,695	159,390	318,780	106,260	—	$—	$4,958,623
Joey M. Kawaja	2/19/2021	$198,000	46,200	92,400	184,800	61,600	—	$—	$2,874,564
Blake A. Denton	2/19/2021	$180,000	46,200	92,400	184,800	61,600	—	$—	$2,874,564

(1)

Represents the dollar value of the target amount of Performance Bonuses awarded under the STIP. The Performance Bonus awarded to the NEOs under the STIP is set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2)

Represents the number of PVRSUs awarded during the year ended December 31, 2021 under the 2021 Noble Corporation Long-Term Incentive Plan. Threshold equals 50% of target and maximum equals 200% of target.

(3)

Represents the number of TVRSUs awarded during the year ended December 31, 2021 under the 2021 Noble Corporation Long-Term Incentive Plan. TVRSUs vested over three years, with one-third vesting per year on each anniversary of the grant date.

(4)	Represents the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information about outstanding equity awards at December 31, 2021 held by the NEOs. In connection with our emergence from the Chapter 11 Cases, on the Effective Date, all existing equity of our Predecessor was cancelled, including all outstanding restricted stock awards for each NEO.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Share Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Share Units or Other Rights That Have Not Vested (#)(4)
Robert W. Eifler	499,268	$8,207,966	748,902	$15,090,375
Richard B. Barker	137,060	$2,253,266	205,590	$4,142,639
William E. Turcotte	106,260	$1,746,914	159,390	$3,211,709
Joey M. Kawaja	61,600	$1,012,704	92,400	$1,861,860
Blake A. Denton	61,600	$1,012,704	92,400	$1,861,860

(1)	Total number of TVRSUs emergence grant in February 2021.
(2)	The grant date value of TVRSUs.
(3)	Total number of PVRSUs emergence grant in February 2021.
(4)	The grant date value of PVRSUs

Option Exercises and Stock Vested

The following table sets forth certain information about the amounts received upon the exercise of options or the vesting of restricted stock units during the year ended December 31, 2021 for each of the NEOs on an aggregated basis. As noted above, all existing equity of our Predecessor was canceled in connection with our emergence from the Chapter 11 Cases, including all then outstanding equity awards for each NEO. None of the post-emergence PVRSUs and TVRSUs vested in 2021.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert W. Eifler	—	$—	—	$—
Julie J. Robertson	—	$—	—	$—
Richard B. Barker	—	$—	—	$—
William E. Turcotte	—	$—	—	$—
Joey M. Kawaja	—	$—	—	$—
Barry M. Smith	—	$—	—	$—

Retirement Payments and Benefits

The following table sets forth certain information about retirement payments and benefits under Noble’s defined benefit plans for each of the NEOs that are participants in the Noble Services Company LLC Salaried Employees’ Retirement Plan and the Noble Services Company LLC Retirement Restoration Plan.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(1)(2)	Payments During Last Fiscal Year ($)
Joey M. Kawaja	Salaried Employees’ Retirement Plan	18.5	$369,497	$—
Julie J. Robertson	Salaried Employees’ Retirement Plan	28.0	$1,597,019	$—

(1)

Computed as of December 31, 2021, which is the same pension plan measurement date used for financial statement reporting purposes for the Audited Financial Statements included elsewhere in this prospectus.

(2)

For purposes of calculating the amounts in this column, retirement age was assumed to be the normal retirement age of 65, as defined in the Noble Services Company LLC. Salaried Employees’ Retirement Plan. A description of the valuation method and all material assumptions applied in quantifying the present value of accumulated benefit is set forth in Note 13 to the Audited Financial Statements included elsewhere in this prospectus.

Noble Retirement Plans

Under the Noble Drilling Services Inc. Salaried Employees’ Retirement Plan, which became the Noble Services Company LLC Employees’ Retirement Plan effective January 1, 2021, the normal retirement date is the date that the participant attains the age of 65. The plan covers salaried employees but excludes certain categories of salaried employees including any employees hired after July 31, 2004. A participant’s date of hire is the date such participant first performs an hour of service for the Company or its subsidiaries, regardless of any subsequent periods of employment or periods of separation from employment with the Company or its subsidiaries.

A participant who is employed by the Company or any of its affiliated companies on or after his or her normal retirement date (the date that the participant attains the age of 65) is eligible for a normal retirement pension upon the earlier of his or her required beginning date or the date of termination of his or her employment for any reason other than death or transfer to the employment of another of the Company’s affiliated companies. Required beginning date is defined in the plan generally to mean the April 1 of the calendar year following the later of the calendar year in which a participant attains the age of 72 years or the calendar year in which the participant commences a period of severance, which (with certain exceptions) commences with the date a participant ceases to be employed by the Company or any of its affiliated companies for reasons of retirement, death, being discharged or voluntarily ceasing employment, or with the first anniversary of the date of his or her absence for any other reason.

The normal retirement pension accrued under the plan is in the form of an annuity which provides for a payment of a level monthly retirement income to the participant for life, and in the event the participant dies prior to receiving 120 monthly payments, the same monthly amount will continue to be paid to the participant’s designated beneficiary until the total number of monthly payments equals 120. In lieu of the normal form of payment, the participant may elect to receive one of the other optional forms of payment provided in the plan, each such option being the actuarial equivalent of the normal form. These optional forms of payment include a single lump-sum (if the present value of the participant’s vested accrued benefit under the plan does not exceed $10,000), a single life annuity and several forms of joint and survivor elections.

The benefit under the plan is equal to:

•

one percent of the participant’s average monthly compensation multiplied times the number of years of benefit service (maximum 30 years), plus six-tenths of one percent of the participant’s average monthly compensation in excess of one-twelfth of his or her average amount of earnings which may be considered wages under Section 3121(a) of the Code, in effect for each calendar year during the 35-year period ending with the last day of the calendar year in which a participant attains (or will attain) social security retirement age, multiplied by the number of years of benefit service (maximum 30 years).

The average monthly compensation is defined in the plan generally to mean the participant’s average monthly rate of compensation from the Company for the 60 consecutive calendar months that give the highest average monthly rate of compensation for the participant. In the plan, compensation is defined (with certain exceptions) to mean the total taxable income of a participant during a given calendar month, including basic compensation, bonuses, commissions and overtime pay, but excluding extraordinary payments and special payments (such as moving expenses, benefits provided under any employee benefit program and stock options and SARs). Compensation includes salary reduction contributions by the participant under any plan maintained by the Company or any of its affiliated companies. Compensation may not exceed the annual compensation limit as specified by the IRS for the given plan year. Any compensation in excess of this limit is taken into account in computing the benefits payable under the Noble Services Company LLC Retirement Restoration Plan, formerly the Noble Drilling Services Inc. Retirement Restoration Plan. The Company has not granted extra years of credited service under the restoration plan to any of the NEOs.

Early retirement can be elected at the time after which the participant has attained the age of 55 and has completed at least five years of service (or for a participant on or before January 1, 1986, when he or she has completed 20 years of covered employment). A participant will be eligible to commence early retirement benefits upon the termination of his or her employment with the Company or its subsidiaries prior to the date that the participant attains the age of 65 for any reason other than death or transfer to employment with another of the Company’s subsidiaries. The formula used in determining an early retirement benefit reduces the accrued monthly retirement income by multiplying the amount of the accrued monthly retirement income by a percentage applicable to the participant’s age as of the date such income commences being paid.

If a participant’s employment terminates for any reason other than retirement, death or transfer to the employment of another of the Company’s subsidiaries and the participant has completed at least five years of service, the participant is eligible for a deferred vested pension. The deferred vested pension for the participant is the monthly retirement income commencing on the first day of the month coinciding with or next following his or her normal retirement date. If the participant has attained the age of 55 and has completed at least five years of service or if the actuarial present value of the participant’s accrued benefit is more than $5,000 but less than $10,000, the participant may elect to receive a monthly retirement income that is computed in the same manner as the monthly retirement income for a participant eligible for an early retirement pension. If the participant dies before benefits are payable under the plan, the surviving spouse or, if the participant is not survived by a spouse, the beneficiary designated by the participant, is eligible to receive a monthly retirement income for life, commencing on the first day of the month next following the date of the participant’s death. The monthly income payable to the surviving spouse or the designated beneficiary shall be the monthly income for life that is the actuarial equivalent of the participant’s accrued benefit under the plan.

The Noble Services Company LLC Retirement Restoration Plan is an unfunded, nonqualified plan that provides the benefits under the Noble Services Company LLC Salaried Employees’ Retirement Plan’s benefit formula that cannot be provided by the Noble Services Company LLC Salaried Employees’ Retirement Plan because of the annual compensation and annual benefit limitations applicable to the Noble Services Company LLC Salaried Employees’ Retirement Plan under the Code. A participant’s benefit under the Noble Services Company LLC Retirement Restoration Plan that was accrued and vested on December 31, 2004 will be paid to such participant (or, in the event of his or her death, to his or her designated beneficiary) at the time benefits commence being paid to or with respect to such participant under the Noble Services Company LLC Salaried Employees’ Retirement Plan, and will be paid in a single lump sum payment, in installments over a period of up to five years or in a form of payment provided for under the Noble Services Company LLC Salaried Employees’

Retirement Plan (such form of distribution to be determined by the committee appointed to administer the plan). A participant’s benefit under the Noble Services Company LLC Retirement Restoration Plan that accrued or became vested after December 31, 2004 will be paid to such participant (or in the event of his or her death, to his or her designated beneficiary) in a single lump sum payment following such participant’s separation from service with the Company and its subsidiaries. Ms. Robertson participated in the Noble Services Company LLC Retirement Restoration Plan.

During the fourth quarter of 2016, Noble approved amendments, effective as of December 31, 2016, to the defined benefit plans. With these amendments, employees and alternate payees will accrue no future benefits under the plans after December 31, 2016. However, these amendments will not affect any benefits earned through that date. Benefits for the affected plans are primarily based on years of service and employees’ compensation near December 31, 2016.

Nonqualified Deferred Compensation

The following table sets forth certain information as of December 31, 2021 for the NEOs who are participants in the Noble Services Company LLC 401(k) Savings Restoration Plan, which was approved for termination on November 30, 2022.

Name (1)	Executive Contributions in Last FY ($) (2)	Company Contributions in Last FY ($) (3)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals / Distributions ($)(4)	Aggregate Balance at Last FYE ($)
Robert W. Eifler	$—	$—	$20,367	$—	$143,489
Blake Denton	$125	$—	$197	$—	$1,675
Julie J. Robertson	$—	$—	$476,738	$3,473,135	$408,949

(1)	Noble Services Company LLC 401(k) Savings Restoration Plan participants are included on this table.
(2)	The Executive Contributions reported in this column are also included in the Salary column of the Summary Compensation Table.
(3)	The Company Contributions reported in this column are also included in the All Other Compensation column of the Summary Compensation Table.
(4)	Ms. Robertson’s distribution was made on August 13, 2021.

The Noble Services Company LLC 401(k) Savings Restoration Plan (which applies to compensation deferred by a participant that was vested prior to January 1, 2005) and the Noble Services Company LLC 2009 401(k) Savings Restoration Plan (which applies to employer matching contributions and to compensation that was either deferred by a participant or became vested on or after January 1, 2005) are nonqualified, unfunded employee benefit plans. Under the 401(k) Savings Restoration Plans, certain specified employees of the Company and its subsidiaries could elect to defer compensation in excess of amounts deferrable under the Noble Services Company LLC 401(k) and Profit Sharing Plan and, subject to certain limitations specified in the plan, could receive employer matching contributions in cash. The employer matching amount is determined in the same manner as are employer matching contributions under the Noble Services Company LLC 401(k) and Profit Sharing Plan. Effective June 1, 2020, the Company discontinued matching contributions, and effective March 1, 2021, the Company reinstated the matching contributions at the rate of $0.70 to $1.00 contributed (up to 3% of base pay).

Compensation considered for deferral under these nonqualified plans consists of cash compensation payable by an employer, defined in the plan to mean certain subsidiaries of the Company, to a participant in the plan for personal services rendered to such employer prior to reduction for any pre-tax contributions made by such employer and prior to reduction for any compensation reduction amounts elected by the participant for benefits, but excluding allowances, commissions, deferred compensation payments and any other extraordinary compensation. For each plan year, participants are able to defer up to 19 percent of their basic compensation for the plan year, all or any portion of any bonus otherwise payable by an employer for the plan year, and for plan years commencing prior to January 1, 2009, the applicable 401(k) amount. The applicable 401(k) amount is defined to mean, for a participant for a plan year, an amount equal to the participant’s basic compensation for such plan year, multiplied by the contribution percentage that is in effect for such participant under the Noble Services Company LLC 401(k) and Profit Sharing Plan for the plan year, reduced by the lesser of (i) the applicable dollar amount set forth in Section 402(g)(1)(B) of the Code for such year or (ii) the dollar amount of any Noble Services Company LLC contribution limitation for such year imposed by the compensation committee.

Potential Payments on Termination or Change of Control

Employment Agreements in Effect at December 31, 2021

The change of control agreements that were in place prior to the Effective Date were terminated in connection with our emergence from the Chapter 11 Cases. The employment agreements in place as of December 31, 2021 are described under “—Compensation Discussion and Analysis—Employment Agreements.” As noted in that section, the employment agreements provide that if any portion of the payments or benefits provided in connection with a change in control (whether or not pursuant to an employment agreement) becomes subject to the excise tax under Section 4999 of the Code, then the payments and benefits will be reduced to the extent such reduction would result in a greater after-tax benefit to the executive. None of our NEOs would be subject to a reduction based on the assumptions in the table below.

In the employment agreements, a “change of control” is generally defined as:

•

the acquisition of more than 50 percent of either of the Company’s outstanding shares or combined voting power of outstanding voting securities, but excluding any acquisition by the Investment Manager or its affiliates (other than portfolio companies), from the Company or by the Company, or any employee benefit plan sponsored or maintained by the Company or any company controlled by the Company, or any acquisition by any corporation under a reorganization, merger, amalgamation or consolidation if the conditions described below in the third bullet point below are satisfied;

•	individuals who constituted the incumbent board of directors (as defined in the agreement) of the Company ceased for any reason to constitute a majority of the board of directors;

•

consummation of a reorganization, merger, amalgamation or consolidation of the Company, unless following such a reorganization, merger, amalgamation or consolidation 50 percent of the then outstanding shares of common stock (or equivalent security) of the company resulting from such transaction and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors were then beneficially owned by all or substantially all of the persons who were the beneficial owners of the outstanding shares immediately prior to such transaction in substantially the same proportion as their ownership immediately prior to such transaction; or,

•

consummation of a sale or other disposition of all or substantially all of the assets of the Company, other than to a company, for which following such sale or other disposition, 50 percent of the then outstanding shares of common stock (or equivalent security) of such company and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors were then beneficially owned by all or substantially all of the persons who were the beneficial owners of the outstanding shares immediately prior to such sale or other disposition of assets.

However, a “change of control” would not occur as a result of a transaction if (i) in connection with the Chapter 11 Cases, or any subsequent in or out of court reorganization (whether chapter 11 or otherwise); (ii) if the Company became a direct or indirect wholly owned subsidiary of a holding company and immediately following, either (A) the shareholdings for such holding company immediately following such transaction were the same as the shareholdings immediately prior to such transaction or (B) the shares of the Company’s voting securities outstanding immediately prior to such transaction constituted, or were converted into or exchanged for, a majority of the outstanding voting securities of such holding company immediately after giving effect to such transaction; or (iii) where payments are benefits are considered nonqualified deferred compensation within the meaning of Section 409A of the Code and payment is affected by or due upon a “change in control” and such transaction does not constitute a “change in control” as defined in Section 409A of the Code.

The table below sets forth the potential payments to our named executive officers if their employment with the Company had terminated or a change in control had occurred, in each case, as of December 31, 2021.

Name	Death or Disability		Retirement		Termination without Cause		Resignation for Good Reason		Termination without Cause or Resignation for Good Reason After Change in Control
Robert W. Eifler
Severance Payment	$—		$—		$3,360,000	(1)	$3,360,000	(1)	$5,040,000	(2)
Pro Rata Bonus	1,179,200	(3)	—		1,179,200	(3)	1,179,200	(3)	1,179,200	(3)
Welfare Benefit Continuation	—		—		36,567	(4)	36,567	(4)	36,567	(4)
Outplacement Services	—		—		50,000	(5)	50,000	(5)	50,000	(5)
Accelerated Vesting of Equity Awards	21,358,450	(6)	—		27,091,787	(6)	27,091,787	(6)	32,825,123	(6)
Richard B. Barker
Severance Payment	—		—		1,662,500	(1)	1,662,500	(1)	2,493,750	(2)
Pro Rata Bonus	477,375	(3)	—		477,375	(3)	477,375	(3)	477,375	(3)
Welfare Benefit Continuation	—		—		36,567	(4)	36,567	(4)	36,567	(4)
Outplacement Services	—		—		50,000	(5)	50,000	(5)	50,000	(5)
Accelerated Vesting of Equity Awards	5,863,363	(6)	—		5,863,363	(6)	5,863,363	(6)	9,011,216	(6)
William E. Turcotte
Severance Payment	—		—		1,598,000	(1)	1,598,000	(1)	2,397,000	(2)
Pro Rata Bonus	440,860	(3)	—		440,860	(3)	440,860	(3)	440,860	(3)
Welfare Benefit Continuation	—		—		—		—		—
Outplacement Services	—		—		50,000	(5)	50,000	(5)	50,000	(5)
Accelerated Vesting of Equity Awards	4,545,753	(6)	4,545,753	(6)	4,545,753	(6)	4,545,753	(6)	6,986,223	(6)
Joey M. Kawaja
Severance Payment	—		—		264,000	(7)	264,000	(7)	528,000	(8)
Pro Rata Bonus	265,320	(3)	—		265,320	(3)	265,320	(3)	265,320	(3)
Welfare Benefit Continuation	—		—		36,567	(4)	36,567	(4)	36,567	(4)
Outplacement Services	—		—		50,000	(5)	50,000	(5)	50,000	(5)
Accelerated Vesting of Equity Awards	2,635,219	(6)	—		2,635,219	(6)	2,635,219	(6)	4,049,984	(6)
Blake A. Denton
Severance Payment	—		—		240,000	(7)	240,000	(7)	480,000	(8)
Pro Rata Bonus	241,200	(3)	—		241,200	(3)	241,200	(3)	241,200	(3)
Welfare Benefit Continuation	—		—		36,567	(4)	36,567	(4)	36,567	(4)
Outplacement Services	—		—		50,000	(5)	50,000	(5)	50,000	(5)
Accelerated Vesting of Equity Awards	2,635,219	(6)	—		2,635,219	(6)	2,635,219	(6)	4,049,984	(6)

(1)

If Messrs. Eifler’s, Barker’s or Turcotte’s employment was terminated by us without cause or by them for good reason (not in connection with a change in control), they would have been entitled to receive a lump sum payment equal to 2 times (a) their base salary and (b) their target annual bonus.

(2)

If Messrs. Eifler’s, Barker’s or Turcotte’s employment was terminated by us without cause or by them for good reason (in connection with a change in control), they would have been entitled to receive a lump sum payment equal to 3 times (a) their base salary and (b) their target annual bonus.

(3)

If any of our named executive officer’s employment was terminated as a result of their death, disability, by us without cause (whether or not in connection with a change in control) or by them for good reason (for Messrs. Eifler, Barker and Turcotte, whether or not in connection with a change in control and for Messrs. Denton and Kawaja only in connection with a change in control), pursuant to their employment agreements, they would have been entitled to receive their actual annual bonus, or their target annual bonus in the event of death, for the year of termination, prorated based on the number of days employed during the calendar year. This table assumes that their actual annual bonus paid for 2021.

(4)

If any of our named executive officers employment was terminated by us without cause (whether or not in connection with a change in control) or by them for good reason (for Messrs. Eifler, Barker and Turcotte, whether or not in connection with a change in control and for Messrs. Denton and Kawaja only in connection with a change in control), pursuant to their employment agreements, they would have been entitled to receive 18 months of COBRA continuation coverage under our group health plan in effect at the time of their termination. Mr. Turcotte does not participate in our group health plan and therefore would not receive COBRA continuation thereunder.

(5)

If any of our named executive officers employment was terminated by us without cause (whether or not in connection with a change in control) or by them for good reason (for Messrs. Eifler, Barker and Turcotte, whether or not in connection with a change in control and for Messrs. Denton and Kawaja only in connection with a change in control), pursuant to their employment agreements, they would have been entitled to receive reimbursement for outplacement services for six months following termination, up to $50,000.

(6)	Represents the value of TVRSUs and PVRSUs that would vest upon each applicable termination scenario. These amounts are detailed in the narrative and table under “—Noble Incentive Plan.”
(7)

If Messrs. Denton’s or Kawaja’s employment was terminated by us without cause (not in connection with a change in control), they would have been entitled to receive a lump sum payment equal to 0.5 times (a) their base salary and (b) their target annual bonus.

(8)

If Messrs. Denton’s or Kawaja’s employment was terminated by us without cause or by them for good reason (in connection with a change in control), they would have been entitled to receive a lump sum payment equal to 1 times (a) their base salary and (b) their target annual bonus. Represents an estimate of the costs to the Company of outplacement services for six months.

Noble Incentive Plan

Following the Effective Date, we granted TVRSUs and PVRSUs to our NEOs, each of which continued to be subject to vesting restrictions as of December 31, 2021.

The TVRSU award agreements provide that, upon the termination of any of the NEOs’ employment due to disability, death, retirement, by the company without “cause” or by the NEO for “good reason”, all outstanding TVRSUs will vest.

The PVRSU award agreements provide that, upon the termination of any of the NEO’s employment due to disability, death or retirement, the PVRSUs will vest will vest based upon (1) actual performance for those PVRSUs where an interim performance period has occurred or for which actual performance has been determined to have been achieved and (2) target performance for those PVRSUs that have not reached an interim performance period or for which actual performance cannot be determined, with such amount in clause (2) prorated based on number of calendar months the NEO is employed during the performance period over a total of 35 months. Upon a termination of our CEO’s employment by the company without “cause” or by our CEO for “good reason”, his PVRSUs will vest based on the greater of actual performance achieved or target performance, with any PVRSUs where an interim performance period has not occurred or for which actual performance cannot be determined prorated based on the number of calendar months he is employed during the performance period plus an additional twelve months over a total of 35 months. Upon a termination of our other NEOs employment by the company without “cause” or for “good reason,” their PVRSUs will vest based on actual performance, with any PVRSUs where an interim performance period has not occurred or for which actual performance cannot be determined prorated based on the number of calendar months they were employed during the performance period over 35 months. If such termination without “cause” or for “good reason” occurs within 12 months following a change in control, our NEOs’ PVRSUs will vest based upon (a) for those PVRSUs where an interim performance period has occurred and for which actual performance can be determined, the greater of actual or target performance for our CEO, and actual performance for our other NEOs and (b) where an interim performance period has not occurred and for which actual performance cannot be determined, target performance for those PVRSUs for all of our NEOs.

The PVRSU award agreements generally define a “change in control” as:

•

the acquisition in a transaction, or series of transactions over 18 months, of more than 50 percent of either of the Company’s outstanding shares or combined voting power of outstanding voting securities but excluding any acquisition by the Company or any employee benefit plan sponsored or maintained by the Company or any company controlled by the Company, or any acquisition by any company following a reorganization, merger, amalgamation or consolidation if the conditions described below in the third bullet point below are satisfied;

•	individuals who constituted the incumbent board of directors of the Company ceased for any reason to constitute a majority of the board of directors;

•

consummation of a reorganization, merger, amalgamation or consolidation of the Company, unless following such a reorganization, merger, amalgamation or consolidation (1) the sum of the shares of common stock of the Company or the combined voting power of then outstanding voting securities resulting from such transaction that are issued to or retained by shareholders of any company part to such transaction, other than the Company, is less than the shares of common stock or combined voting power of then outstanding voting securities, as applicable, issued to or retained by holders of any shares of the Company issued in another reorganization, merger, amalgamation or consolidation the was consummated within 18 months prior; (2) no person, other than the Company or any person beneficially owning as of the effective date of the PVRSU award agreement 25 percent or more of the outstanding shares or outstanding voting securities, beneficially owned 25 percent or more of the then outstanding shares of common stock (or equivalent security) of the company resulting from such transaction or the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors, and (3) a majority of the members of the board of directors of the company resulting from such transaction were members of the incumbent board of directors of the Company at the time of the execution of the initial agreement providing for such transaction;

•

consummation of a sale or other disposition of all or substantially all of the assets of the Company, other than to a company, for which following such sale or other disposition, (i) more than 50 percent of the then outstanding shares of common stock (or equivalent security) of such company and the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors were then beneficially owned by all or substantially all of the persons who were the beneficial owners of the outstanding shares immediately prior to such sale or other disposition of assets, (ii) no person, other than the Company or any person beneficially owning immediately prior to such transaction 15 percent or more of the outstanding shares, beneficially owned 15 percent or more of the then outstanding shares of common stock (or equivalent security) of such company or the combined voting power of the then outstanding voting securities of such company entitled to vote generally in the election of directors, and (iii) a majority of the members of the board of directors of such company were members of the incumbent board of directors of the Company at the time of the execution of the initial agreement providing for such sale or other disposition of assets; or

•	approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

However, a “change of control” would not occur as a result of a transaction if (i) the Company became a direct or indirect wholly owned subsidiary of a holding company and (ii) either (A) the shareholdings for such holding company immediately following such transaction were the same as the shareholdings immediately prior to such transaction or (B) the shares of the Company’s voting securities outstanding immediately prior to such transaction constituted, or were converted into or exchanged for, a majority of the outstanding voting securities of such holding company immediately after giving effect to such transaction.

The table below sets forth the number and value of TVRSUs and PVRSUs that would have vested on December 31, 2021 based on the various termination scenarios described above.

Name	Death or Disability	Retirement	Termination without Cause	Resignation for Good Reason	Termination without Cause or Resignation for Good Reason After Change in Control
	($)	($)	($)	($)	($)
Robert W. Eifler
TVRSUs (1)	12,386,839	—	12,386,839	12,386,839	12,386,839
PVRSUs (2)	8,971,611	—	14,704,948	14,704,948	20,438,284
Richard B. Barker
TVRSUs (1)	3,400,459	—	3,400,459	3,400,459	3,400,459
PVRSUs (2)	2,462,904	—	2,462,904	2,462,904	5,610,757
William E. Turcotte
TVRSUs (1)	2,636,311	2,636,311	2,636,311	2,636,311	2,636,311
PVRSUs (2)	1,909,442	1,909,442	1,909,442	1,909,442	4,349,912
Joey M. Kawaja
TVRSUs (1)	1,528,296	—	1,528,296	1,528,296	1,528,296
PVRSUs (2)	1,106,923	—	1,106,923	1,106,923	2,521,688
Blake A. Denton
TVRSUs (1)	1,528,296	—	1,528,296	1,528,296	1,528,296
PVRSUs (2)	1,106,923	—	1,106,923	1,106,923	2,521,688

(1)

Based on the number of TVRSUs that would vest in connection with the termination of any of our NEOs’ employment due to death, disability, retirement, by us without cause or by the NEO for good reason (whether or not in connection with a change in control). Mr. Turcotte is the only retirement-eligible NEO.

(2)

Based on the number of PVRSUs that would vest in connection with the termination of any of our NEOs’ employment due to death, disability, retirement, by us without cause or by the NEO for good reason (whether or not in connection with a change in control). Mr. Turcotte is the only retirement-eligible NEO.

CEO Pay Ratio

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employee and the annual total compensation of our CEO, Robert Eifler.

For 2021, our last completed fiscal year:

•	The median of the annual total compensation of the employee of our company (other than the CEO) was $129,826; and

•	The annual total compensation of our CEO, Mr. Eifler, as reported in the Summary Compensation Table included herein, was $25,286,142.

•

Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees (the “CEO Pay Ratio”) was reasonably estimated to be 195:1. We understand that the CEO pay ratio is intended to provide greater transparency to annual CEO pay and how it compares to the pay of the median employee. As such, we are providing a supplemental ratio that compares the CEO’s regular annual pay, excluding the special one-time emergence grant that was awarded to the CEO in 2021 in connection with our emergence from bankruptcy and including an annual equity award to the pay of the median-paid employee as we believe that this supplemental ratio reflects a more representative comparison. The resulting supplemental CEO pay ratio is 59:1, with the annual total compensation for the CEO equaling $7,587,807.

To calculate the CEO Pay Ratio, we identified the median of the annual total compensation of all our employees, as well as the annual total compensation of our median employee and our CEO. In order to make these determinations, we took the following steps:

•

We determined that, as of December 31, 2021 our employee population consisted of approximately 1,755 individuals globally. In calculating our “median employee,” we have excluded certain non-U.S. employees as permitted under SEC’s 5% “de minimis exemption.” Pursuant to this exemption, we have excluded twenty-one (21) employees in Australia, one (1) employee in Brazil, two (2) employees in Switzerland, two (2) employees in Luxembourg, two (2) employees in Guyana, three (3) employees in Malaysia, two (2) employees in Nigeria, and two (2) employees in Saudi Arabia. After these exclusions our employee population used in calculating the “median employee” was 1,719. This population also excluded third-party contractors and temporary workers. We used a consistently applied compensation measure to identify our 2021 “median employee” by comparing the amount of salary or wages, bonuses, equity and other income earned during 2021 and annualized the compensation for any full-time or part-time employees that were hired in 2021 but were not employed for all of 2021.

Using the “median employee” identified in 2021, we combined the elements of such employee’s compensation for the 2021 year in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $129,826. With respect to the annual total compensation of our CEO, we used the amount reported in the “Total” column of our 2021 Summary Compensation Table included herein.

Under the SEC’s rules and guidance, there are numerous ways to determine the compensation of a company’s median employee, including variations in the employee population sampled, the elements of pay and benefits used and assumptions made. In addition, no two companies have identical employee populations or compensation programs, and pay, benefits and retirement plans differ by country even within the same company. As such, our CEO Pay Ratio may not be comparable to the pay ratio reported by other companies, including our peer companies in the offshore drilling industry.

Director Compensation

The compensation committee of the Board recommends, and the Board approves, the compensation of our directors. In determining the appropriate level of compensation for our directors, the compensation committee and the Board consider the commitment required from our directors in performing their duties on behalf of the Company, as well as comparative information the committee obtains from compensation consulting firms and from other sources. Set forth below is a description of the compensation of our directors.

We compete with many companies to attract, motivate and retain experienced and highly capable individuals to serve as our directors. Moreover, the offshore drilling industry is a very complex, technical and international business in the energy sector, which we believe requires directors who understand and have experience in these particular areas. Although the difficult economic environment of the last few years has reduced our size (measured by market cap) relative to those we compete with for director talent, which are primarily oilfield service companies, our business is no less complex, technical or international, and we must attract and retain individuals of high ability to serve as directors.

Annual Retainers and Other Fees and Expenses

In 2021, we paid the non-employee directors of Legacy Noble an annual retainer of $25,000, in four quarterly installments. Non-employee directors could elect to receive all or a portion of the retainer in shares. In 2021, meeting fees were $2,000 per meeting of the Board and each committee thereof, except that fees for telephonic meetings were $1,000 per meeting for the meetings that exceeded 15 minutes, the annual retainer paid to our lead director was $22,500, the annual retainer paid to our audit and compensation committee chairpersons was $20,000, and the annual retainer for all other committee chairpersons was $10,000. These payments to the non-employee directors of Legacy Noble ended upon our emergence in February 2021.

In connection with our emergence from the Chapter 11 Cases, the Board approved a new compensation schedule for our directors for 2021. In line with current practice, the committee eliminated meetings fees and set annual cash retainers at $150,000 for the Board Chair, and $100,000 for the other non-employee directors paid in quarterly installments, in advance. We pay additional annual retainers to our Committee chairs: audit ($30,000), and the compensation and nominating, governance and sustainability ($20,000), and each other committee member ($10,000). For a portion of 2021, the Board approved additional fees of $20,000 per month for the Finance Committee members and $5,000 per month for all other non-employee directors due to the significant merger and acquisition activity and resulting workload of the Board.

We also reimburse directors for travel, lodging and related expenses they may incur in attending Board and committee meetings, and for related activities in connection with their duties as directors. Our directors do not receive any additional compensation from the Company in the form of retirement or deferred compensation plans or otherwise.

Annual Equity Grants

In order to better align the interests of our directors and our shareholders, we have historically made an annual equity grant to our non-employee directors. All equity awards to non-employee directors prior to our emergence from the Chapter 11 Cases were made under the Noble Corporation plc 2017 Director Omnibus Plan (the “Legacy Noble Director Plan”) (other than shares issued to pay the quarterly retainer) and were subject to a one-year vesting period.

During 2021, each non-employee director of Legacy Noble received a $175,000 cash award in lieu of an equity award due to the decrease in share price, which created an insufficient pool of shares available for awards.

As of the Effective Date, each new non-employee director received an equity grant. As with the Emergence Grants for the executives, the Emergence Grant equity awards for the non-employee directors were made using a price per share of $13.46, which was based on a third-party analysis of implied market prices observed immediately prior to emergence, and in consultation with our creditors. The price per share reflected in our accounting records was $16.44, which resulted in with a value of $452,000 for the Board Chairman and $391,000 for each of the other non-employee emergence directors that will vest pro rata over three years. Mr. Aronzon received an equity award with a value of $180,000 upon joining the board in April of 2021.

Director Compensation for 2021

The following table shows the compensation of the non-employee directors of Noble for the year ended December 31, 2021.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	All Other Compensation	Total (3)
Paul Aronzon (4)	$203,736	$179,382	$—	$383,118
Patrick J. Bartels, Jr.	$246,389	$390,845	$—	$637,234
Alan J. Hirshberg	$133,333	$390,845	$—	$524,178
Ann D. Pickard	$135,383	$390,845	$—	$526,228
Charles M. Sledge	$272,500	$451,919	$—	$724,419
Melanie M. Trent	$142,361	$390,845	$—	$533,206

(1)	Includes all retainer fees paid.
(2)	Represents the aggregate grant date fair value of the awards completed in accordance with FASB ASC Topic 718.
(3)	Director total compensation varies based upon whether such director is a chairperson of a committee or the lead director.
(4)	On April 19, 2021, Mr. Aronzon was appointed as a new Board member.

Name	Aggregate Number of Equity Awards	Aggregate Number of Option Awards Outstanding
Paul Aronzon (1)	8,324	—
Patrick J. Bartels, Jr.	23,774	—
Alan J. Hirshberg	23,774	—
Ann D. Pickard	23,774	—
Charles M. Sledge	27,489	—
Melanie M. Trent	23,774	—

(1)	On April 19, 2021, Mr. Aronzon was appointed as a new Board member and this grant was based on a 1-year vesting as opposed to the 3-year vesting platform of the other grants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Director Independence

The Board has determined that:

(a)	each of Mr. Aronzon, Mr. Bartels, Mr. Hirshberg, Ms. Pickard, Mr. Sledge and Ms. Trent qualifies as an “independent” director under the NYSE corporate governance rules;

(b)	each of Mr. Aronzon, Mr. Bartels, Ms. Pickard and Mr. Sledge, constituting all the members of the audit committee, qualifies as “independent” under Rule 10A-3 of the Exchange Act; and

(c)	each of Ms. Trent, Mr. Hirshberg and Mr. Sledge, constituting all the members of the compensation committee, qualifies as:

(i)	“independent” under Rule 10C-1(b)(1) under the Exchange Act and the applicable rules of the NYSE; and

(ii)	a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act.

Independent non-management directors comprise in full the membership of each committee of the Board.

Mr. Eifler, the Company’s current President and Chief Executive Officer, is not independent because of his service as a member of senior management.

In order for a director to be considered independent under the NYSE rules, the Board must affirmatively determine that the director has no material relationship with the Company other than in his or her capacity as a director of the Company.

The Company’s corporate governance guidelines provide that a director will not be independent if,

•	the director is, or during the preceding three years was, employed by the Company;

•	an immediate family member of the director is, or during the preceding three years was, an executive officer of the Company;

•

the director or an immediate family member of the director received, within any 12-month period during the preceding three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such service is not contingent in any way on continued service);

•

the director is a current partner or employee of a firm that is the Company’s internal or external auditor, an immediately family member of the director is a current partner of such a firm, an immediate family member of the director is a current employee of such a firm and personally works on the Company audit, or the director or an immediate family member of the director was, during the preceding three years, a partner or employee of such a firm an personally worked on the Company’s audit within that time;

•

the director or an immediate family member of the director is, or during the preceding three years was, employed as an executive officer of another company where any of the Company’s present executives served on that company’s compensation committee at the same time; or

•

the director currently is an executive officer or an employee, or an immediate family member of the director is an executive officer, of a company that made payments to, or received payments from, the Company for property or services in an amount which, in any single fiscal year within the last three fiscal years, exceeded the greater of $1 million or two percent of such other company’s consolidated gross revenues.

The following will not be considered by the Board to be a material relationship that would impair a director’s independence—if a director is an executive officer of, or beneficially owns in excess of a 10 percent equity interest in, another company:

•	that does business with the Company, and the amount of the annual payments to the Company is less than five percent of the annual consolidated gross revenues of the Company;

•	that does business with the Company, and the amount of the annual payments by the Company to such other company is less than five percent of the annual consolidated gross revenues of the Company; or

•	to which the Company was indebted at the end of its last fiscal year in an aggregate amount that is less than five percent of the consolidated assets of the Company.

For relationships not covered by the guidelines in the immediately preceding paragraph, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, is made by our directors who satisfy the independence guidelines described above. These independence guidelines used by the Board are set forth in our corporate governance guidelines, which are published under the “Corporate Governance” section of our website at www.noblecorp.com.

In addition, in order to determine the independence under the NYSE rules of any director who will serve on the compensation committee, the Board must consider all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to:

•	the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and

•	whether such director is affiliated with the Company, one of our subsidiaries or an affiliate of one of our subsidiaries.

In accordance with the Company’s corporate governance guidelines, the Board Chairman, Mr. Sledge, presides at regularly scheduled executive sessions of our Board held without management present.

Policies and Procedures Relating to Transactions with Related Persons

Transactions with related persons are reviewed, approved or ratified in accordance with the policies and procedures set forth in our Code of Conduct and our administrative policy manual (and, in the case of the Board, the Articles of Noble Parent and the provisions of Cayman company law), the procedures described below for director and officer questionnaires and the other procedures described below.

Our Code of Conduct provides that business decisions must be made free from any conflicts of interest. Under such Code of Conduct, any employee, officer or director who becomes aware of a conflict, potential conflict or an uncertainty as to whether a conflict exists should bring the matter to the attention of their supervisor or other appropriate personnel. Any waiver of our Code of Conduct may only be made by the Board or an authorized committee of the Board. Cayman company law and the Articles also contain specific provisions relating to the approval and authorization of conflicts of interests by members of the Board, in addition to our Code of Conduct. A conflict of interest exists when an individual has or appears to have competing interests or duties of loyalty that place their personal self-interests against the interests of the Company.

Our Code of Conduct sets forth several examples of potential conflicts of interest, including:

•	hiring someone that one has a close personal or family relationship with, or placing a family member or close personal friend in a position that reports to oneself;

•	making an undisclosed material investment or holding an undisclosed financial interest in an outside company doing business with the Company;

•	serving in a management or director capacity at another company in the contract drilling or energy services industry;

•	using material non-public information that one learns about from his or her position at the Company to invest in companies or securities;

•	disclosing confidential information about the Company’s business without proper authorization;

•	buying, selling or leasing equipment or property to or from the Company without proper authorization; and

•	accepting gifts or extravagant entertainment from someone soliciting business or information from the Company.

In addition, Company policies, which apply to all our employees, include additional examples of what the Company considers to be a conflict of interest, including when:

•

subject to certain limited exceptions, any employee or any member of his or her immediate family purchases leasehold or mineral interests in any geological area that the Company is involved in or is contemplating becoming involved in, unless such purchase is approved by the Board; and

•	a full-time employee has outside employment without the approval of his or her supervisor.

Each year, we require all our directors, nominees for director and executive officers to complete and sign a questionnaire in connection with our annual report and, if applicable, our annual general meeting of shareholders. The purpose of the questionnaire is to obtain information, including information regarding transactions with related persons, for inclusion in our proxy statement or annual report. For this purpose, we consider “related persons” and “related person transactions” to be as defined in Item 404(a) of Regulation S-K. In addition, we review SEC filings made by beneficial owners of more than five percent of any class of our voting securities to determine whether information relating to transactions with such persons needs to be included in our proxy statement or annual report. There were no related-party transactions in 2020 that were required to be reported pursuant to the applicable disclosure rules of the SEC, except as described herein. Pursuant to the charter of our audit committee, it is the responsibility of such committee to review, and if appropriate, approve related party transactions.

Transactions with Related Persons Related to the Chapter 11 Cases

Rights Offering and Backstop Commitment Agreement

Legacy Noble entered into the Backstop Commitment Agreement with the Backstop Parties, which include certain of Legacy Noble’s significant shareholders, on October 12, 2020, pursuant to which the issuance of the Notes was fully backstopped by the Ad Hoc Guaranteed Group and the Ad Hoc Legacy Group (each as defined in the Restructuring Support Agreement, dated July 31, 2020 (as amended by the First Amendment thereto, dated August 20, 2020), among the Debtors and certain noteholders of Legacy Noble (the “Restructuring Support Agreement”)). Participation in the Rights Offering of Notes was offered to the holders of the Guaranteed Notes (as defined in “Note 2—Chapter 11 Emergence” to the Audited Financial Statements included elsewhere in this prospectus) and the Legacy Notes. On the Effective Date, and pursuant to the terms of the Plan, Finco issued an aggregate principal amount of $216.0 million of Notes, which includes the aggregate subscription price of $200.0 million plus a backstop fee of $16.0 million which was paid in kind.

Registration Rights Agreements

Equity Registration Rights Agreement

On the Effective Date, Noble Parent entered into a registration rights agreement (the “Equity Registration Rights Agreement”) with certain parties who received Ordinary Shares under the Plan (“RRA Shareholders”).

Under the Equity Registration Rights Agreement, RRA Shareholders have certain demand and piggyback registration rights, subject to the limitations set forth in the Equity Registration Rights Agreement. Pursuant to their underwritten offering registration rights, RRA Shareholders have the right to demand that Noble Parent register underwritten offerings of any or all of their Registrable Securities (as defined in the Equity Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions, including that the aggregate proceeds expected to be received from such an offering is equal to or greater than $20 million, unless such demand is not pursuant to a shelf registration statement, in which case certain RRA Shareholders may require that Noble Parent register an underwritten offering for an amount that would enable all remaining Registrable Securities to be included in such offering. In addition, the Equity Registration Rights Agreement requires Noble Parent to register for resale such Registrable Securities pursuant to Rule 415 under the Securities Act, including by filing a registration statement on Form S-1 or Form S-3 by the applicable deadline set forth in the Equity Registration Rights Agreement.

Notes Registration Rights Agreement

On the Effective Date, Finco entered into the Registration Rights Agreement with the RRA Noteholders. Under the Registration Rights Agreement, RRA Noteholders have certain demand and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Pursuant to their underwritten offering registration rights, RRA Noteholders have the right to demand that Finco register underwritten offerings of any or all of their Registrable Securities (as defined in the Registration Rights Agreement) pursuant to an effective registration statement, subject to certain conditions, including that the aggregate proceeds expected to be received from such an offering is equal to or greater than $20 million, unless such demand is not pursuant to a shelf registration statement, in which case certain RRA Noteholders may require that Finco register an underwritten offering for an amount that would enable all remaining Registrable Securities to be included in such offering. In addition, the Registration Rights Agreement requires Finco to register for resale such Registrable Securities pursuant to Rule 415 under the Securities Act, including by filing a registration statement on Form S-1 or Form S-3 by the applicable deadline set forth in the Registration Rights Agreement.

Other Transactions with Related Persons

Pacific Drilling Merger Registration Rights Agreement

On April 15, 2021, in connection with the closing of the Pacific Drilling Merger, Noble Parent entered into the Pacific Drilling Merger RRA with the Pacific Drilling Merger RRA Holders, pursuant to which, among other things, Noble Parent is required to file with the SEC a registration statement registering for resale the Ordinary Shares issuable to the Pacific Drilling Merger RRA Holders upon consummation of the Pacific Drilling Merger, and subject to certain limitations set forth therein, certain Pacific Drilling Merger RRA Holders have customary shelf, demand and piggyback registration rights. In addition, pursuant to the Pacific Drilling Merger RRA, certain Pacific Drilling Merger RRA Holders have the right to require Noble Parent, subject to certain limitations set forth therein, to effect a distribution of any or all of their Ordinary Shares by means of an underwritten offering. Noble Parent is not obligated to effect any underwritten offering unless the dollar amount of the registrable securities of the Pacific Drilling Merger RRA Holder(s) demanding such underwritten offering to be included therein is reasonably likely to result in gross sale proceeds of at least $20 million.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Finco is a wholly-owned subsidiary of Noble Parent. The following table sets forth information with respect to the beneficial ownership of Noble Parent’s Ordinary Shares, as of March 1, 2022, by:

•	each member of the Board;

•	each of Noble Parent’s named executive officers;

•	all of Noble Parent’s directors and executive officers as a group; and

•	each person known to us to beneficially own more than 5% of the Ordinary Shares.

The percentage ownership information shown in the table is based upon 61,888,616 Ordinary Shares outstanding as of March 1, 2022. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any Ordinary Shares in the table does not constitute an admission of beneficial ownership of those Ordinary Shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise indicated, the address of each director and executive officer of Noble Parent is c/o Noble Corporation, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number of Ordinary Shares	Percent of Class
Directors:
Paul Aronzon	8,324	—%
Patrick J. Bartels, Jr.	—	—%
Robert W. Eifler	100,791	—%
Alan J. Hirshberg	7,925	—%
Ann D. Pickard	7,925	—%
Charles M. Sledge	9,163	—%
Melanie M. Trent	7,925	—%
Named Executive Officers (excluding any director listed above):
Richard B. Barker	27,510	—%
William E. Turcotte	21,284	—%
Joey M. Kawaja	12,230	—%
Blake A. Denton	12,225	—%
All directors and executive officers as a group (11 persons)	219,742	—%
5% or Greater Shareholders:
Investors for which Pacific Investment Management Company LLC serves as investment manager, adviser or sub-adviser (1)	25,531,373	40.8%
GoldenTree Funds (2)	9,129,146	9.9%
Funds and accounts advised or managed by Canyon Capital Advisors LLC (3)	6,129,894	9.9%
King Street Capital Management, L.P. (4)	4,286,905	6.7%

(1)

Based solely on a Schedule 13G filed with the SEC on February 14, 2022 by Pacific Investment Management Company LLC. Such filing indicates that Pacific Investment Management Company LLC has sole voting power with respect to 25,442,270 Ordinary Shares and sole dispositive power with respect to 25,531,373 Ordinary Shares. Pacific Investment Management Company LLC, as the investment adviser of the investment advisory clients or discretionary accounts that are the holders of record of such securities, may be deemed to have voting and dispositive power over such securities. Such filing also indicates that the aggregate amount of Ordinary Shares beneficially owned by the reporting person includes 625,826 warrants to purchase Ordinary Shares. The address for Pacific Investment Management Company LLC is 650 Newport Center Drive, Newport Beach, California 92660.

(2)

Based solely on a Schedule 13G filed with the SEC on February 10, 2022 by GoldenTree Asset Management LP (the “GoldenTree Advisor”), GoldenTree Asset Management LLC (the “GoldenTree General Partner”) and Steven A. Tananbaum. Such filing indicates that the GoldenTree Advisor and the GoldenTree General Partner have shared voting power and shared dispositive power with respect to 9,129,146 Ordinary Shares, and Mr. Tananbaum has sole voting power and sole dispositive power with respect to 25,927 Ordinary Shares and shared voting power and shared dispositive power with respect to 9,129,146 Ordinary Shares. Such filing also indicates that the aggregate amount of Ordinary Shares beneficially owned by the reporting persons include 3,601,104 Ordinary Shares and 5,528,042 Ordinary Shares issuable upon exercise of certain warrants held of record by certain managed accounts (collectively, the “GoldenTree Accounts”) for which the GoldenTree Advisor serves as investment manager. In addition, Mr. Tananbaum is the holder of record of 25,927 Ordinary Shares. Mr. Tananbaum is the managing member of the GoldenTree General Partner, which is the general partner of the GoldenTree Advisor. As a result of these relationships, each of the reporting persons may be deemed to share beneficial ownership of the securities held of record by the GoldenTree Accounts. Pursuant to the terms of the warrants, the GoldenTree Advisor may exercise the warrants only to the extent that doing so would not result in the reporting persons becoming the beneficial owners of more than 9.9% of the then-outstanding Ordinary Shares, after accounting for the Ordinary Shares to be issued at the time of any such warrant exercise. The address for the reporting persons is 300 Park Avenue, 21st Floor, New York, New York 10022.

(3)

Based solely on a Schedule 13G filed with the SEC on February 14, 2022 by Canyon Capital Advisors LLC (“CCA”), Joshua S. Friedman and Mitchell R. Julis. CCA is an investment advisor to various managed accounts, including Canyon Value Realization Fund, L.P., The Canyon Value Realization Master Fund (Cayman), L.P., Canyon Balanced Master Fund, Ltd., Canyon-GRF Master Fund II, L.P., EP Canyon Ltd., Canyon Distressed Opportunity Master Fund III, L.P., Canyon NZ-DOF Investing, L.P., Canyon-EDOF (Master) L.P., Canyon Blue Credit Investment Fund, L.P., Canyon Distressed TX L.P., Canyon Distressed TX (B) LLC and Canyon-ASP Fund, L.P., with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts. Messrs. Friedman and Julis control entities which own 100% of CCA. Such filing indicates that the reporting persons have sole voting power, sole dispositive power, shared voting power and shared dispositive power with respect to 6,219,894 Ordinary Shares (including 2,667,802 warrants). Such filing also indicates that the number of Ordinary Shares owned includes both the Ordinary Shares previously issued and the Ordinary Shares issuable upon the exercise of certain warrants. As a result of provisions in the warrant agreements, certain beneficial owners of the Ordinary Shares do not have the right to exercise such warrants, to the extent that, after giving effect to the issuance of Ordinary Shares after such exercise, such beneficial owner (together with its affiliates and any other person whose Ordinary Shares would be aggregated with such beneficial owner under Section 13(d) of the Exchange Act and the applicable rules and regulations of the SEC) would beneficially own in excess of 9.9% of the number of Ordinary Shares outstanding immediately after giving effect to such issuance. The reported number of Ordinary Shares includes the exercise of 2,667,802 warrants up to 9.9% of Ordinary Shares outstanding. Total warrants owned is 6,211,640. The address for the reporting persons is 2728 North Harwood Street, 2nd Floor, Dallas, Texas 75201.

(4)

Based solely on a Schedule 13G filed with the SEC on February 11, 2022 by King Street Capital Management, L.P. (“KSCM”), King Street Capital Management GP, L.L.C. (“KSCM GP”) and Brian J. Higgins. Such filing indicates that the reporting persons have shared voting power and shared dispositive power with respect to 4,286,905 Ordinary Shares. Such filing also indicates that the aggregate amount of

Ordinary Shares beneficially owned by the reporting persons includes 2,121,295 Ordinary Shares and 2,165,610 Ordinary Shares issuable upon exercise of warrants. KSCM, a registered investment advisor, is the investment manager of various fund entities. As investment manager, KSCM has sole voting and dispositive power over the Ordinary Shares reported in such filing. KSCM GP is the sole general partner of KSCM, and Mr. Higgins is the managing member of KSCM GP. The address for KSCM is 299 Park Avenue, 40th Floor, New York, New York 10171.

DESCRIPTION OF THE NOTES

On February 5, 2021, the initial notes (as defined below) were issued under an indenture (the “indenture”) by and among NFC (as defined below), as issuer, certain subsidiaries of NFC, as subsidiary guarantors, and U.S. Bank Trust Company, National Association (successor to U.S. Bank National Association), as trustee and as collateral agent. The following summary is not complete and is qualified by reference to provisions of the notes and the indenture. You may request copies of the form of the notes, the indenture and the other agreements described in this “Description of the Notes” at our address set forth under “Prospectus Summary—Our Offices.” Capitalized terms used and not defined in this description, including under “—Definitions” below, have the meaning given them in the indenture.

In this section, unless otherwise expressly stated or the context otherwise requires, references to:

•	“NFC,” “we,” “our,” “us” and the “Company” mean Noble Finance Company, excluding its subsidiaries;

•	“notes” refer to the 11%/ 13%/ 15% Senior Secured PIK Toggle Notes due 2028; and

•	“subsidiary guarantors” refer to certain Subsidiaries of NFC that provide guarantees of the notes from time to time.

Brief Description of the Notes and the Notes Guarantees

The notes:

•	are senior obligations of the Company;

•	are secured by a second-priority security interest in the Collateral (subject to Permitted Liens) owned by the Company;

•	are guaranteed on a senior secured basis by each subsidiary guarantor;

•

rank equally in right of payment with all future senior indebtedness of the Company but, to the extent the value of the Collateral exceeds the aggregate amount of all Priority Lien Debt, are effectively senior to all of the Company’s unsecured senior indebtedness;

•	rank senior in right of payment to any existing and future subordinated obligations of the Company;

•

are effectively junior to any obligations of the Company that are either (i) secured by a Lien on the Collateral that is senior or prior to the Liens securing the notes, including the Permitted Liens securing Priority Lien Debt, and to other Permitted Liens, or (ii) secured with property or assets that do not constitute Collateral to the extent of the value of the assets securing such Indebtedness; and

•	are structurally subordinated to all future Indebtedness, claims of holders of Preferred Stock and other liabilities of the Company’s Subsidiaries that do not guarantee the notes.

The notes are secured by a Cayman Islands law governed share mortgage between Noble Corporation, the direct parent company of the Company, and the collateral agent, pursuant to which 100% of the Capital Stock of the Company is mortgaged or pledged on a limited recourse basis. Noble Corporation has not guaranteed the notes. Persons other than the Company and the subsidiary guarantors own some or all of the Capital Stock of certain subsidiary guarantors; the notes are secured by a pledge of such Capital Stock, but the Pledgors of such Capital Stock have not guaranteed the notes.

The notes guarantees of the notes by each subsidiary guarantor:

•	are a senior obligation of such subsidiary guarantor;

•	are secured by a second-priority security interest in the Collateral (subject to Permitted Liens) owned by such subsidiary guarantor;

•

rank equally in right of payment with all future senior indebtedness of such subsidiary guarantor but, to the extent the value of the Collateral exceeds the aggregate amount of all Priority Lien Debt, are effectively senior to all of such subsidiary guarantor’s unsecured senior indebtedness;

•	rank senior in right of payment to any existing and future subordinated obligations of such subsidiary guarantor; and

•

are effectively junior to any obligations of such subsidiary guarantor that are either (i) secured by a Lien on the Collateral that is senior or prior to the Liens securing such subsidiary guarantor’s notes guarantee, including the Permitted Liens, or (ii) secured with property or assets that do not constitute Collateral to the extent of the value of the assets securing such Indebtedness.

Because we conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. The notes are initially guaranteed by only certain of our current subsidiaries. However, as described under “—Notes Guarantees,” notes guarantees may be released under certain circumstances. In addition, our future subsidiaries are required to guarantee and pledge Collateral to secure the notes only as described in “—Certain Covenants—Further Instruments and Acts; Further Assurances; Additional Guarantors.” Claims of creditors of our Subsidiaries that are not subsidiary guarantors, including trade creditors and creditors holding Indebtedness or guarantees issued by such Subsidiaries, and claims of preferred stockholders of such Subsidiaries, generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of the creditors of the Company, including holders. Accordingly, the notes are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of Subsidiaries that are not subsidiary guarantors.

General

The notes will mature on February 15, 2028 and bear interest, at our option for each interest payment date, at the per annum rates of (i) 11% payable in cash, (ii) 13%, with 6.5% per annum of such interest to be payable in cash and 6.5% per annum of such interest to be payable by issuing additional notes (“PIK notes”), or (iii) 15%, with the entirety of such interest to be payable by issuing PIK notes. Interest on the notes will be paid semi-annually, in arrears, on February 15 and August 15, commencing August 15, 2021, to the holders of record at the close of business on the February 1 and August 1 immediately preceding the applicable interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

If the Company elects to issue PIK notes in partial or complete satisfaction of interest due and payable on the notes (in each case, a “PIK Payment”), the Company shall deliver a written order signed by two of its officers to the trustee, and the trustee shall authenticate and make available for delivery such PIK notes, rounded down to the nearest dollar, on the relevant interest payment date.

If any interest payment date, redemption date or maturity date of the notes is not a business day at any place of payment, then payment of the principal, premium, if any, and interest may be made on the next business day at that place of payment. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date, redemption date or maturity date, as the case may be.

The notes were initially limited to $216 million aggregate principal amount. We may, from time to time, without giving notice to or seeking the consent of the holders of the notes, issue PIK notes, and they will have the same ranking, interest rate, maturity and other terms as the initial notes. Any PIK notes together with the initial notes will constitute a single series of debt securities under the indenture.

Subject to the limitation on subsidiary indebtedness described under “—Certain Covenants— Limitation on Indebtedness,” we may, from time to time, without giving notice to or seeking the consent of the holders of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes issued in this offering. Any additional notes having such similar terms together with the previously issued notes will constitute a single series of debt securities under the indenture.

The initial notes were issued, and it is anticipated that any PIK notes and additional notes will be issued, in book-entry form and represented by one or more global notes deposited with, or on behalf of, The Depository Trust Company, as Depositary (the “Depositary” or “DTC”), and registered in the name of Cede & Co., its nominee. This means that you will not be entitled to receive a certificate for the notes that you own or purchase except under the limited circumstances described below under the caption “—Book-Entry, Delivery and Form.” If any of the notes are issued in certificated form, they will be issued only in fully registered form without coupons, in minimum denominations of $1 and integral multiples of $1 in excess thereof.

So long as the notes are in book-entry form, you will receive payments and may transfer notes only through the facilities of the Depositary and its direct and indirect participants. See “—Book-Entry, Delivery and Form” below. We will maintain an office or agency in the Borough of Manhattan, The City of New York where notices and demands in respect of the notes and the indenture may be delivered to us and where certificated notes may be surrendered for payment, registration of transfer or exchange. That office or agency will initially be the office of the agent of the trustee in the City of New York, which is currently located at U.S. Bank Trust Company, National Association, 100 Wall Street, Suite 1600, New York, New York 10005, Attention: Global Corporate Trust Services.

So long as the notes are in book-entry form, we will make cash payments on the notes to the Depositary or its nominee, as the registered owner of the notes, by wire transfer of immediately available funds. If notes are issued in definitive certificated form under the limited circumstances described below under the caption “—Book-Entry, Delivery and Form,” we will pay cash interest by check mailed to the addresses of the persons entitled to payment or, in the case of notes in the principal amount of at least $1,000,000, by wire transfer to bank accounts in the United States designated in writing to the trustee at least 30 days before the applicable payment date by the persons entitled to payment.

We will pay principal of and any premium on the notes at their stated maturity, upon redemption or otherwise, upon presentation of the notes at the office of the trustee, as our paying agent. In our discretion, we may appoint one or more additional paying agents and security registrars and designate one or more additional places for payment and for registration of transfer, but we must at all times maintain a place of payment of the notes and a place for registration of transfer of the notes in the Borough of Manhattan, The City of New York.

No service charge will be made for any registration, transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

We will be entitled to redeem the notes at our option as described below under the captions “—Optional Redemption” and “—Tax Redemption.” You will not be permitted to require us to redeem or repurchase the notes. The notes will not be subject to a sinking fund.

The indenture will be qualified under the Trust Indenture Act of 1939, as amended (the “TIA”), and we will be required to comply with the provisions of the TIA.

Notes Guarantee

The indenture provides that each subsidiary guarantor unconditionally and irrevocably guarantees, jointly and severally, on a senior basis to each holder of Notes, to the trustee and the collateral agent that (i) full and punctual payment of the principal of (and premium, if any) and interest on the Notes, when due, whether by maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under the indenture and (ii) full and punctual performance within applicable grace periods of all other obligations of the Company under the indenture. The guarantees are subject to the limitations as set forth in the indenture.

The indenture provides that a subsidiary guarantor may not consolidate or amalgamate with or merge into any other person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any person, other than to the Company or another subsidiary guarantor, unless either (i) such subsidiary guarantor is the surviving or resulting person or (ii) the person (if other than such subsidiary guarantor) formed by such consolidation or amalgamation or into which such subsidiary guarantor is merged, or the person which acquires, by sale, lease, conveyance, transfer or other disposition, all or substantially all of such subsidiary guarantor’s properties and assets, as applicable, shall expressly assume, by a supplemental indenture, such subsidiary guarantor’s obligations under its notes guarantee and, in which case such person would be substituted for such subsidiary guarantor in the indenture with the same effect as if it had been an original party to the indenture.

The notes guarantee of a subsidiary guarantor also will be automatically released with respect to the notes:

•

if we exercise our legal defeasance option or our covenant defeasance option as described under “—Discharge and Defeasance” or if our obligations under the indenture are satisfied and discharged as described under “—Discharge and Defeasance,” with respect to the notes;

•

upon any sale, transfer or disposition of the capital stock of a subsidiary guarantor, if as a result of such sale, transfer or disposition, such subsidiary guarantor is no longer a Restricted Subsidiary and immediately after giving effect thereto, the Company will be in compliance with the covenant described under “—Certain Covenants—Further Instruments and Acts; Further Assurances; Additional Guarantors”;

•

upon the dissolution or liquidation of such subsidiary guarantor, if immediately after giving effect thereto, the Company will be in compliance with the covenant described under “—Certain Covenants—Further Instruments and Acts; Further Assurances; Additional Guarantors”;

•	to the extent such release is approved, authorized or ratified in writing in accordance with “—Amendment, Supplement and Waiver”;

•	if such subsidiary guarantor is designated as an Unrestricted Subsidiary in accordance with “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries”;

•	upon such subsidiary guarantor being released from or discharged of its obligations under its notes guarantee; or

•	in the case of a Discretionary Guarantor, upon a written notice from us to the trustee requesting such release and certifying that such entity will no longer be a Discretionary Guarantor.

Optional Redemption

Within 120 days of any Change of Control, we (or the successor entity following such Change of Control) may redeem for cash all (but not less than all) of the outstanding notes, at a redemption price, if the redemption is (x) prior to (but not including) February 15, 2024, equal to the sum of (1) 106% of the principal amount of the notes to be redeemed plus (2) accrued and unpaid interest, if any, to, but excluding, the redemption date or (y) on or after February 15, 2024, equal to the redemption price applicable to the notes (expressed as a percentage of the principal amount of the notes to be redeemed) if redeemed during the 12-month period beginning on February 15, 2024 of the years indicated in the second immediately following paragraph.

Prior to February 15, 2024, we will be entitled at our option to redeem the notes, in whole or in part, at a redemption price equal to 106% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date).

The redemption price for the notes to be redeemed on any redemption date that is on or after February 15, 2024 will be equal to the applicable percentage set forth below of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period beginning on February 15 of the years indicated below:

YEAR	PERCENTAGE
2024	106.000%
2025	104.000%
2026	102.000%
2027 and thereafter	100.000%

Tax Redemption

The notes will be subject to redemption at any time, in whole but not in part, at a redemption price, if the redemption is (x) prior to (but not including) February 15, 2024, equal to 106% of the principal amount of the notes to be redeemed or (y) on or after February 15, 2024, equal to the redemption price applicable to the notes (expressed as a percentage of the principal amount of notes to be redeemed), in each case together with accrued and unpaid interest to, but not including, the date fixed for redemption (a “Tax Redemption Date”), plus all Additional Amounts (if any; the term “Additional Amounts” is defined in “—Tax Additional Amounts”) then due or which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if on the next date on which any amount would be payable in respect of the notes, we are or would be required to pay Additional Amounts, and we cannot avoid any such payment obligation by taking reasonable measures available (including, for the avoidance of doubt, appointment of a new paying agent but excluding the reincorporation or reorganization of the Company), and the requirement arises as a result of:

•

any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of any Taxing Jurisdiction (as defined below) which change or amendment is announced or becomes effective after February 5, 2021 (or if the applicable Taxing Jurisdiction became a Taxing Jurisdiction on a date after February 5, 2021, such later date); or

•

any change in, or amendment to, the official application, administration or interpretation of such laws, regulations or rulings (including by virtue of a holding, judgment or order by a court of competent jurisdiction or a change in published practice), which change or amendment is announced and becomes effective after February 5, 2021 (or if the applicable Taxing Jurisdiction became a Taxing Jurisdiction after February 5, 2021, after such later date) (each of the first and second bullet points, a “Change in Tax Law”).

We will not give a notice of redemption for tax reasons later than ten days or earlier than 60 days before the earliest date on which we would be obligated to make such payment of Additional Amounts if a payment in respect of the notes were then due and at the time such notice is given, the obligation to pay Additional Amounts must remain in effect. Prior to the notice of any notice of redemption pursuant to the foregoing, we will deliver to the trustee an opinion of independent tax counsel of recognized standing qualified under the laws of the relevant Taxing Jurisdiction to the effect that there has been a Change in Tax Law which would entitle us to redeem the notes. In addition, before we deliver a notice of redemption of the notes, we shall deliver to the trustee an officer’s certificate that we cannot avoid our obligation to pay Additional Amounts by taking reasonable measures available to us (including the appointment of a new paying agent but excluding the reincorporation or reorganization of the Company).

Redemption Procedures

We will give the applicable holders at least 15 days (but not more than 60 days) prior notice of any redemption. If less than all of the notes are redeemed, the trustee will select the notes to be redeemed on a pro rata basis (or in the case of global notes, in accordance with DTC procedures). The trustee may select for redemption notes and portions of notes in minimum denominations of $1 and integral multiples of $1 in excess thereof. Notices of redemption may be subject to one or more conditions precedent.

On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price and accrued interest on the notes to be redeemed on such date.

If notice of redemption has been given as provided in the indenture, and funds for the redemption of notes called for redemption have been made available on the redemption date referred to in such notice, interest will cease to accrue on the notes on the date fixed for such redemption specified in such notice (unless we default in the payment of the redemption price and accrued interest), and the only right of the holders of notes will be to receive payment of the redemption price plus accrued interest to, but not including, the date of redemption.

Open Market Repurchase

The Company and its affiliates may at any time and from time to time purchase notes in the open market or otherwise, at market or negotiated prices, so long as such acquisition does not otherwise violate the terms of the indenture.

Collateral

Description of Collateral. The notes and the notes guarantees are secured by second-priority security interests (subject to Permitted Liens) in the Collateral. Subject to the terms described below under “—Release,” the Collateral consists of substantially all of the property and assets of the Company and the subsidiary guarantors, other than Excluded Property, and the pledge of the Capital Stock of the Company.

The security interests securing the notes and the notes guarantees will be subject to all Permitted Liens.

The Company and the subsidiary guarantors will be able to incur additional Priority Lien Debt that would have a senior interest in the Collateral compared to the notes and the notes guarantees, as well as additional Parity Lien Obligations in the future that could equally and ratably share in the Collateral with the notes and the notes guarantees. The amount of such Indebtedness is limited by the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens.”

After-Acquired Property. From and after February 5, 2021 and subject to certain limitations, if the Company or any subsidiary guarantor acquires any property of the type that would constitute Collateral (excluding, for the avoidance of doubt, any Excluded Property), it shall as soon as practicable after the acquisition thereof execute and deliver such security instruments, financing statements and such certificates and opinions of counsel to vest in the collateral agent a perfected security interest (subject only to Permitted Liens which may include certain purchase money security interests) in such after-acquired property and to have such after-acquired property added to the Collateral, and thereupon all provisions of the indenture relating to the Collateral shall be deemed to relate to such after-acquired property to the same extent and with the same force and effect. If granting a security interest in such property requires the consent of a third party, the Company or the applicable subsidiary guarantor will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the collateral agent on behalf of the holders. If such third party does not consent to the granting of the security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest. It is possible that a third party might consent to the granting of first priority security interests for the benefit of the Priority Lien Debt but might not consent to the granting of security interests for the benefit of the notes and the notes guarantees.

Collateral Documents. The Grantors and the collateral agent entered into the Collateral Documents defining the terms of the security interests that secure the notes and the notes guarantees. These security interests will secure the payment and performance when due of all of the Obligations of the Company and the subsidiary guarantors under the notes, the indenture, the notes guarantees and the Collateral Documents, as provided in the

Collateral Documents. By accepting a note, each holder thereof will be deemed to have irrevocably appointed the collateral agent to act as its agent under the Collateral Documents and irrevocably authorized the collateral agent to (i) perform the duties and exercise the rights, powers and discretions that are specifically given to it under the Collateral Documents or other documents to which it is a party, together with any other incidental rights, power and discretions and (ii) execute each document expressed to be executed by the collateral agent on its behalf. Since the holders of the notes are not parties to the Collateral Documents, such holders may not, individually or collectively, take any direct action to enforce any rights in their favor under the Collateral Documents. The holders of the notes may only act by instruction to the trustee, which shall instruct the collateral agent. Notwithstanding the foregoing, in the event that the Company and the subsidiary guarantors incur additional Parity Lien Obligations, the rights of the holders of the notes to direct the trustee and the collateral agent to take action with respect to the Collateral shall be limited as described below under the caption “—Second Lien Pari Passu Intercreditor Arrangements.”

Below is a description of certain provisions of the Collateral Documents. On February 5, 2021, the collateral agent entered into the Senior Lien Intercreditor Agreement having the terms described below under the caption “—First Lien-Second Lien Intercreditor Arrangements.” The terms of the Senior Lien Intercreditor Agreement restrict the actions permitted to be taken by the collateral agent with respect to the Collateral on behalf of the holders of the Parity Lien Debt. To the extent that any additional Priority Lien Debt or Parity Lien Debt are incurred by the Company or a subsidiary guarantor, the authorized representative of the holders of such Priority Lien Debt or Parity Lien Debt, as the case may be, will be joined as a party to the Senior Lien Intercreditor Agreement or the Collateral Agency Agreement, as the case may be, which Senior Lien Intercreditor Agreement and Collateral Agency Agreement provide that the representatives and holders of such additional Priority Lien Debt and Parity Lien Debt will be subject to the terms of the Senior Lien Intercreditor Agreement.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions, the Grantors will be entitled to exercise any voting and other consensual rights pertaining to all Capital Stock pledged pursuant to the Collateral Documents and to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Collateral Documents), to operate the Collateral, to alter the Collateral and to collect, invest and dispose of any income thereon. The Collateral Documents, however, generally require the Grantors to deliver to the collateral agent and for the collateral agent to maintain in its possession certificates evidencing pledges of Capital Stock to the extent such Capital Stock are certificated and to use commercially reasonable efforts to subject all applicable deposit accounts and securities accounts to a control agreement in favor of the collateral agent; provided that so long as any Priority Lien Obligations are outstanding, the collateral agent will appoint the Priority Lien Agent (or its designee) as agent of the collateral agent for purposes of perfecting its security interest in any Collateral that may be in the possession or control of the Priority Lien Agent, including certificated securities, deposit accounts and securities accounts. Subject to the intercreditor provisions described below, upon the occurrence and during the continuance of an Event of Default, to the extent permitted by law and subject to the provisions of the Senior Lien Intercreditor Agreement and the Collateral Documents:

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all of the rights of the Grantors to exercise voting or other consensual rights with respect to all Capital Stock included in the Collateral shall cease, and all such rights shall become vested in the collateral agent, which, to the extent permitted by law, shall have the sole right to exercise such voting and other consensual rights; and

•	the collateral agent may take possession of and sell the Collateral or any part thereof in accordance with the terms of applicable law and the Collateral Documents.

Upon the occurrence and during the continuance of an Event of Default, the Collateral Documents provide that the collateral agent will, at the direction of the holders of a majority in principal amount of the initial notes and the PIK notes then outstanding (or their representative), foreclose upon and sell the applicable Collateral and to distribute the net proceeds of any such sale to the holders of Parity Lien Obligations in accordance with, and subject to, the provisions of the Senior Lien Intercreditor Agreement. However, the collateral agent’s right to take actions with respect to the Collateral will be severely limited for so long as any Priority Lien Obligations are outstanding. In general, if any Priority Lien Obligations are outstanding, all enforcement decisions with respect to the Collateral will be made by the holders of Priority Lien Debt (or their representative). In the event of the enforcement of the security interests following an Event of Default at a time when no Priority Lien Debt are outstanding, the collateral agent, in accordance with the provisions of the indenture, the Collateral Documents and the intercreditor arrangements described below, will determine the time and method by which the security interests in the Collateral will be enforced and, if applicable, will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Collateral Documents for the ratable benefit of the holders of Parity Lien Obligations.

First Lien-Second Lien Intercreditor Arrangements. On February 5, 2021, the collateral agent, the Senior Credit Facility Agent and the Grantors party thereto entered into the Senior Lien Intercreditor Agreement. The rights of the holders of the notes and the collateral agent with respect to the Collateral securing the notes and the notes guarantees are materially limited pursuant to the terms of the Senior Lien Intercreditor Agreement.

Relative Priorities. Irrespective of (i) how a Lien was acquired (whether by grant, possession, statute, operation of law, subrogation, or otherwise), (ii) the time, manner, or order of the grant, attachment or perfection of a Lien, (iii) any conflicting provision of applicable law, (iv) any defect in, or non-perfection, setting aside, or avoidance of, a Lien or a Priority Lien Document or a Parity Lien Document, (v) the modification of a Priority Lien Obligation permitted under the Senior Lien Intercreditor Agreement and the Priority Credit Agreement or a Parity Lien Obligation permitted under the Senior Lien Intercreditor Agreement and the indenture, or (vi) the subordination of a Lien on Collateral securing a Priority Lien Obligation to a Lien securing another obligation of the Company or other Person that is permitted under the Priority Lien Documents as in effect on February 5, 2021 or securing a DIP Financing, or the subordination of a Lien on Collateral securing a Parity Lien Obligation to a Lien securing another obligation of the Company or other Person (other than a Priority Lien Obligation) that is permitted under the Parity Lien Documents as in effect on February 5, 2021, the Parity Lien Secured Parties have agreed that (x) any Priority Lien on any Collateral now or hereafter held by or for the benefit of any Priority Lien Secured Party shall be senior in right, priority, operation, effect and all other respects to any and all Parity Liens on any Collateral and (y) any Parity Lien on any Collateral now or hereafter held by or for the benefit of any Parity Lien Secured Party shall be junior and subordinate in right, priority, operation, effect and all other respects to any and all Priority Liens on any Collateral.

The Senior Lien Intercreditor Agreement provides that (i) the aggregate amount of the Priority Lien Obligations may be increased from time to time pursuant to the terms of the Priority Lien Documents (but not in excess of the Priority Lien Cap), (ii) a portion of the Priority Lien Obligations consists or may consist of indebtedness that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased (but not in excess of the Priority Lien Cap) or reduced and subsequently reborrowed, and (iii) (A) the Priority Lien Documents may be replaced, restated, supplemented, restructured or otherwise amended or modified from time to time and (B) the Priority Lien Obligations may be increased (but not in excess of the Priority Lien Cap), extended, renewed, Refinanced or otherwise amended, restated or modified from time to time, all without affecting the subordination of the Parity Liens to the Priority Liens securing the Priority Lien Obligations that are not in excess of the Priority Lien Cap.

No New Liens. The Senior Lien Intercreditor Agreement provides that so long as the Discharge of Priority Lien Obligations has not occurred, none of the Grantors shall, nor shall any Grantor permit any of its Subsidiaries to, (a) grant or permit any additional Liens on any asset of such Grantor or Subsidiary to secure any Parity Lien Obligation, or take any action to perfect any additional Liens securing any Parity Lien Obligation, unless it has granted, or substantially concurrently therewith grants (or offers to grant) or grants within ten Business Days thereafter, a Lien on such asset of such Grantor or Subsidiary to secure the Priority Lien Obligations and has taken all actions required to perfect such Liens securing the Priority Lien Obligations; provided, however, that the refusal or inability of the Priority Lien Agent to accept such Lien will not prevent the collateral agent from taking the Lien or (b) grant or permit any additional Liens on any asset of such Grantor or Subsidiary to secure any Priority Lien Obligation, or take any action to perfect any additional Liens securing any Priority Lien Obligation, unless it has granted, or substantially concurrently therewith grants (or offers to grant) or grants within ten Business Days thereafter, a Lien on such asset of such Grantor or Subsidiary to secure the Parity Lien Obligations and has taken all actions (or takes all actions) required to perfect such Liens securing the Parity Lien Obligations (except Liens on any Collateral that can be perfected by the possession or control of such Collateral, which possession or control is given in favor of any Priority Lien Secured Party); provided, however, the refusal or inability of the collateral agent to accept such Lien will not prevent the Priority Lien Agent from taking the Lien.

Similar Collateral and Agreements. The parties to the Senior Lien Intercreditor Agreement acknowledge and agree (a) that it is their intention that the Priority Lien Collateral and the Second Lien Collateral be identical, (b) to cooperate in good faith in order to determine the specific assets included in the Collateral, the steps taken to perfect the Liens thereon and the identity of the respective parties obligated under the Priority Lien Documents and the Parity Lien Documents in respect of the Priority Lien Obligations and the Parity Lien Obligations, respectively, (c) that the Parity Lien Security Documents creating Liens on the Collateral shall be in all material respects the same forms of documents as the respective Priority Lien Security Documents creating Liens on the Collateral other than (i) with respect to the priority nature of the Liens created thereunder in such Collateral, (ii) such other modifications to such Parity Lien Security Documents which are less restrictive than the corresponding Priority Lien Security Documents, and (iii) provisions in the Parity Lien Security Documents which are solely applicable to the rights and duties of the collateral agent and/or the security trustee and (d) that at no time shall there be any Grantor that is either (i) an obligor in respect of the Parity Lien Obligations that is not also an obligor in respect of the Priority Lien Obligations, or (ii) an obligor in respect of the Priority Lien Obligations that is not also an obligor in respect of the Parity Lien Obligations.

Limitation on Enforcement Action. Prior to the Discharge of Priority Lien Obligations but subject to the provisions described in “—Collateral—First Lien-Second Lien Intercreditor Arrangements—Standstill Period; Permitted Enforcement Action,” no Parity Lien Secured Party shall commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, any Collateral under any Parity Lien Security Document, applicable law or otherwise (including but not limited to any right of setoff); the Priority Lien Agent, acting in accordance with the applicable Priority Lien Documents, shall have the exclusive right (and whether or not any Insolvency or Liquidation Proceeding has been commenced), to take any such actions or exercise any such remedies, in each case, without any consultation with or the consent of any Parity Lien Secured Party. Such exercise and enforcement shall include the rights of an agent appointed by them to Dispose of Collateral upon foreclosure, to incur expenses in connection with any such Disposition and to exercise all the rights and remedies of a secured creditor under the New York Uniform Commercial Code, the Bankruptcy Code or any other Bankruptcy Law. The collateral agent, on behalf of the Parity Lien Secured Parties, may, but will have no obligation to, take all such actions (not adverse to the Priority Liens or the rights of the Priority Lien Agent and the Priority Lien Secured Parties) it deems necessary to perfect or continue the perfection of the Parity Liens in the Collateral or to create, preserve or protect (but not enforce) the Parity Liens in the Collateral. Nothing in the Senior Lien Intercreditor Agreement limits the right or ability of the Parity Lien Secured Parties to (a) purchase (by credit bid or otherwise) all or any portion of the Collateral in connection with any enforcement of remedies by the Priority Lien Agent to the extent that, and so long as, the Priority Lien Secured Parties receive payment in full in cash of all Priority Lien Obligations (other than Excess Priority Lien Obligations) after giving effect thereto or (b) file a proof of claim with respect to the Parity Lien Obligations. Following the Discharge of Priority Lien Obligations, the collateral agent or any other Parity Lien Secured Party shall have the sole and exclusive right to enforce against or realize upon, or take any other action available to it in respect of, any Collateral.

Standstill Period; Permitted Enforcement Action. Prior to the Discharge of Priority Lien Obligations, both before and during an Insolvency or Liquidation Proceeding, after a period of 180 days has elapsed (which period will be tolled during any period in which the Priority Lien Agent is not entitled, on behalf of the Priority Lien Secured Parties, to enforce or exercise any rights or remedies with respect to a material portion of the Collateral as a result of (a) any injunction issued by a court of competent jurisdiction or (b) the automatic stay or any other stay or prohibition in any Insolvency or Liquidation Proceeding) since the date on which the collateral agent has delivered to the Priority Lien Agent written notice of the acceleration of any Parity Lien Debt (the “Standstill Period”), the collateral agent and the other Parity Lien Secured Parties may enforce or exercise any rights or remedies with respect to any Collateral; provided, however, that notwithstanding the expiration of the Standstill Period or anything in the Parity Lien Documents to the contrary, in no event may any Parity Lien Secured Party enforce or exercise any rights or remedies with respect to any Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding, if any Priority Lien Secured Party shall have commenced prior to the expiration of the Standstill Period, and shall be diligently pursuing (or shall have sought or requested relief from, or modification of, the automatic stay or any other stay or other prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof), the enforcement or exercise of any rights or remedies with respect to the Collateral or any such action or proceeding; provided, further, that, at any time after the expiration of the Standstill Period, if no Priority Lien Secured Party shall have commenced and be diligently pursuing the enforcement or exercise of any rights or remedies with respect to any material portion of the Collateral or any such action or proceeding, then no Priority Lien Secured Party or the Priority Lien Agent shall take any action of a similar nature with respect to such Collateral, or commence, join with any Person at any time in commencing, or petition for or vote in favor of any resolution for, any such action or proceeding.

Insurance. Unless and until the Discharge of Priority Lien Obligations has occurred (subject to the rights of the Parity Lien Secured Parties following expiration of the Standstill Period), the Priority Lien Agent shall have the sole and exclusive right, subject to the rights of the Grantors under the Priority Lien Documents, to (i) to be named as loss payee under any insurance policies maintained from time to time by any Grantor (provided that, in such case, it shall also be named as an additional loss payee, as applicable, for the benefit of the collateral agent and the other Parity Lien Secured Parties; provided further that in the event the Priority Lien Agent is not so named, then the collateral agent shall be entitled to be named as additional loss payee (with the priorities, and subject to the terms, as set forth in the Senior Lien Intercreditor Agreement)), (ii) adjust and settle claims in respect of Collateral under any insurance policy in the event of any loss thereunder and (iii) to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral. Unless and until the Discharge of Priority Lien Obligations has occurred, and subject to the rights of the Grantors under the Priority Lien Documents, all proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) in respect to the Collateral shall be paid to the Priority Lien Agent pursuant to the terms of the Priority Lien Documents (including for purposes of cash collateralization of commitments, letters of credit and Hedging Obligations). If the collateral agent or any Parity Lien Secured Party shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of the foregoing, it shall pay such proceeds over to the Priority Lien Agent. In addition, if by virtue of being named as an additional insured or loss payee of any insurance policy of any Grantor covering any of the Collateral, the collateral agent or any other Parity Lien Secured Party shall have the right to adjust or settle any claim under any such insurance policy, then unless and until the Discharge of Priority Lien Obligations has occurred, the collateral agent and any such Parity Lien Secured Party shall follow the instructions of the Priority Lien Agent, or of the Grantors under the Priority Lien Documents to the extent the Priority Lien Documents grant such Grantors the right to adjust or settle such claims, with respect to such adjustment or settlement (subject to the rights of the Parity Lien Secured Parties following expiration of the Standstill Period). Following the Discharge of Priority Lien Obligations, the collateral agent or any other Parity Lien Secured Parties shall have the sole and exclusive right to adjust and settle claims in respect of Collateral under any insurance policy in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral.

No Interference. Unless and until the Discharge of Priority Lien Obligations has occurred (subject to the rights of the Parity Lien Secured Parties following expiration of the Standstill Period), no Parity Lien Secured Party will (i) take or cause to be taken any action the purpose or effect of which is, or could be, to make any Parity Lien pari passu with, or to give such Parity Lien Secured Party any preference or priority relative to, any Priority Lien with respect to the Collateral or any part thereof, (ii) challenge or question in any proceeding the validity or enforceability of any Priority Lien Obligations or Priority Lien Document, or the validity, attachment, perfection or priority of any Priority Lien, or the validity or enforceability of the priorities, rights or duties established by the provisions of the Senior Lien Intercreditor Agreement, (iii) take or cause to be taken any action the purpose or effect of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other Disposition of the Collateral by any Priority Lien Secured Party or the Priority Lien Agent in any enforcement action, (iv) have any right to (A) direct any Priority Lien Secured Party to exercise any right, remedy or power with respect to any Collateral or (B) consent to the exercise by any Priority Lien Secured Party of any right, remedy or power with respect to any Collateral, (v) institute any suit or assert in any suit or Insolvency or Liquidation Proceeding any claim against the Priority Lien Agent or other Priority Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and no Priority Lien Secured Party shall be liable for, any action taken or omitted to be taken by the Priority Lien Agent or other Priority Lien Secured Party with respect to any Priority Lien Collateral, (vi) seek, and each Parity Lien Secured Party has waived, any right, to have any Collateral or any part thereof marshaled upon any foreclosure or other Disposition of such Collateral, (vii) attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the Senior Lien Intercreditor Agreement, (viii) object to forbearance by the Priority Lien Agent or any Priority Lien Secured Party, or (ix) assert, and each Parity Lien Secured Party has waived, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or claim the benefit of any marshalling, appraisal, valuation or other similar right that may be available under applicable law with respect to the Collateral or any similar rights a junior secured creditor may have under applicable law.

Purchase Option. On or at any time after (i) the commencement of an Insolvency or Liquidation Proceeding, or (ii) the Priority Lien Agent has delivered to the collateral agent written notice of the acceleration of the Priority Lien Obligations (each of the foregoing clauses (i) and (ii), a “Purchase Event”), each of the holders of the Parity Lien Debt and each of their respective designated Affiliates (any of such holder(s) or designated Affiliate(s), the “Parity Lien Purchasers”) will have the right, at their sole option and election (but will not be obligated), upon prior written notice to the Priority Lien Agent (with a copy to the collateral agent), to purchase from the Priority Lien Secured Parties (A) all (but not less than all) Priority Lien Obligations (including any Priority Lien Obligations constituting Excess Priority Lien Obligations unless otherwise excluded as provided in the following sentence) and (B) if applicable, Obligations (including principal, unpaid interest, fees, reasonable attorneys’ fees and legal expenses, but excluding contingent indemnification obligations for which no claim or demand for payment has been made at or prior to such time) provided by any of the Priority Lien Secured Parties in connection with a DIP Financing that are outstanding on the date of such purchase. Such notice may be given at any time, unless such election excludes the purchase of the Excess Priority Lien Obligations, in which case, such notice must be given within 90 days of the relevant Purchase Event. Promptly following the receipt of such notice from the Parity Lien Purchasers, the Priority Lien Agent will deliver to the collateral agent and the Parity Lien Purchasers a statement of the amount of Priority Lien Debt, other Priority Lien Obligations (other than any Priority Lien Obligations constituting Excess Priority Lien Obligations unless otherwise to be included) and DIP Financing (including unpaid interest, fees, expenses and other obligations in respect of such DIP Financing) provided by any of the Priority Lien Secured Parties, if any, then outstanding and the amount of the cash collateral requested by the Priority Lien Agent to be delivered as described in the following paragraph. The right to purchase will expire unless, within ten Business Days after the receipt by the collateral agent and the Parity Lien Purchasers of such statement of amount from the Priority Lien Agent, the collateral agent (acting at the direction of the Parity Lien Purchasers) delivers to the Priority Lien Agent an irrevocable commitment of the Parity Lien Purchasers to purchase all (but not less than all) (x) of the Priority Lien Obligations, other than any Priority Lien Obligations constituting Excess Priority Lien Obligations unless otherwise to be included and (y) if applicable, Obligations (including principal, unpaid interest, fees, reasonable attorneys’ fees and legal expenses, but excluding contingent indemnification obligations for which no claim or demand for payment has been made at or prior to such time) provided by any of the Priority Lien Secured Parties in connection with a DIP Financing and to otherwise complete such purchase on the terms set forth in the Senior Lien Intercreditor Agreement.

On the date specified by the collateral agent (on behalf of the Parity Lien Purchasers) in such irrevocable commitment (which shall not be less than five Business Days nor more than 20 Business Days, after the receipt by the Priority Lien Agent of such irrevocable commitment), the Priority Lien Secured Parties shall sell to the Parity Lien Purchasers all (but not less than all) (x) Priority Lien Obligations, other than any Priority Lien Obligations constituting Excess Priority Lien Obligations unless otherwise to be included and (y) if applicable, Obligations provided by any of the Priority Lien Secured Parties in connection with a DIP Financing that are outstanding on the date of such sale, subject to any required approval of any Governmental Authority then in effect, if any, and only if on the date of such sale, the Priority Lien Agent receives the following:

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payment in cash, as the purchase price for all Priority Lien Obligations sold in such sale, of an amount equal to the full par value amount of (A) all Priority Lien Obligations (other than outstanding letters of credit as referred to in the following bullet point) other than any Priority Lien Obligations constituting Excess Priority Lien Obligations unless otherwise to be included and (B) if applicable, all Obligations (and related obligations, including unpaid interest, fees and expenses) provided by any of the Priority Lien Secured Parties in connection with a DIP Financing then outstanding (including principal, unpaid interest, fees, reasonable attorneys’ fees and legal expenses, but excluding contingent indemnification obligations for which no claim or demand for payment has been made at or prior to such time); provided that in the case of Hedging Obligations that constitute Priority Lien Obligations the Parity Lien Purchasers shall cause the applicable agreements governing such Hedging Obligations to be assigned and novated or, if such agreements have been terminated, such purchase price shall include an amount equal to the sum of any unpaid amounts then due in respect of such Hedging Obligations, calculated using the market quotation method and after giving effect to any netting arrangements;

•

a cash collateral deposit in such amount as the Priority Lien Agent determines is reasonably necessary to secure the payment of any outstanding letters of credit constituting Priority Lien Obligations that may become due and payable after such sale (but not in any event in an amount greater than 105% of the amount then reasonably estimated by the Priority Lien Agent to be the aggregate outstanding amount of such letters of credit at such time), which cash collateral shall be (A) held by the Priority Lien Agent as security solely to reimburse the issuers of such letters of credit that become due and payable after such sale and any fees and expenses incurred in connection with such letters of credit and (B) returned to the collateral agent (except as may otherwise be required by applicable law or any order of any court or other Governmental Authority) promptly after the expiration or termination from time to time of all payment contingencies affecting such letters of credit; and

•

any agreements, documents or instruments which the Priority Lien Agent may reasonably request in writing pursuant to which (A) the representative appointed by the Parity Lien Purchasers to assume the obligations of the Priority Lien Agent (the “Priority Lien Successor Agent”) and the Parity Lien Purchasers expressly assume and adopt all of the obligations of the Priority Lien Agent and the Priority Lien Secured Parties under the Priority Lien Documents and in connection with the Obligations (including principal, unpaid interest, reasonable attorneys’ fees and legal expenses, but excluding contingent indemnification obligations for which no claim or demand for payment has been made at or prior to such time) provided by any of the Priority Lien Secured Parties in connection with a DIP Financing, as applicable, on and after the date of the purchase and sale and (B) the Priority Lien Successor Agent becomes the successor agent thereunder.

Such purchase of the Priority Lien Obligations and, if applicable, the Obligations provided by any of the Priority Lien Secured Parties in connection with a DIP Financing shall be made on a pro rata basis among the Parity Lien Purchasers giving notice to the Priority Lien Agent of their interest to exercise the purchase option hereunder according to each such Parity Lien Purchaser’s portion of the Parity Lien Debt outstanding on the date of purchase or such portion as such Parity Lien Purchasers may otherwise agree among themselves. Such sale shall be expressly made without representation or warranty of any kind by the Priority Lien Secured Parties as to the Priority Lien Obligations, the Collateral or otherwise and without recourse to any Priority Lien Secured Party, except that the applicable Priority Lien Secured Party shall represent and warrant severally as to the Priority Lien Obligations, and, if applicable, the Obligations provided by any of the Priority Lien Secured Parties in connection with a DIP Financing then owing to it: (i) that such applicable Priority Lien Secured Party owns such Priority Lien Obligations and any loans provided by any of the Priority Lien Secured Parties in connection with a DIP Financing; and (ii) that such applicable Priority Lien Secured Party has the necessary corporate or other governing authority to assign such interests.

After such sale becomes effective, the outstanding letters of credit will remain enforceable against the issuers thereof and will remain secured by the Priority Liens upon the Collateral in accordance with the applicable provisions of the Priority Lien Documents as in effect at the time of such sale, and the issuers of letters of credit will remain entitled to the benefit of the Priority Liens upon the Collateral and sharing rights in the proceeds thereof in accordance with the provisions of the Priority Lien Documents as in effect at the time of such sale, as fully as if the sale of the Priority Lien Debt had not been made, but, except with respect to cash collateral held by the issuer(s) of such letters of credit, only the Person or successor agent to whom the Priority Liens are transferred in such sale will have the right to foreclose upon or otherwise enforce the Priority Liens and only the Parity Lien Purchasers in the sale will have the right to direct such Person or successor as to matters relating to the foreclosure or other enforcement of the Priority Liens.

Release of Liens; Automatic Release of Parity Liens. (a) Prior to the Discharge of Priority Lien Obligations, in the event the Priority Lien Agent or the requisite Priority Lien Secured Parties under the Priority Lien Documents release the Priority Lien on any Collateral, the Parity Lien on such Collateral shall terminate and be released automatically and without further action if (i) such release is permitted under the Parity Lien Documents, (ii) such release is effected in connection with the Priority Lien Agent’s foreclosure upon, or other exercise of rights or remedies with respect to, such Collateral, or (iii) such release is effected in connection with a sale or other Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the requisite Priority Lien Secured Parties under the Priority Lien Documents shall have consented to such sale or Disposition of such Collateral; provided that, in the case of each of clauses (i), (ii) and (iii), the Parity Liens on such Collateral shall attach to (and shall remain subject and subordinate to all Priority Liens securing Priority Lien Obligations) any proceeds of a sale, transfer or other Disposition of Collateral not paid to the Priority Lien Secured Parties or that remain after the Discharge of Priority Lien Obligations.

Certain Agreements With Respect to Insolvency or Liquidation Proceedings. The Senior Lien Intercreditor Agreement is a “subordination agreement” under Section 510(a) of the Bankruptcy Code and shall continue in full force and effect, notwithstanding the commencement of any Insolvency or Liquidation Proceeding by or against any Grantor or any of their Subsidiaries. All references to the Company or any Subsidiary of any Grantor will include such Person or Persons as a debtor-in-possession and any receiver or trustee for such Person or Persons in an Insolvency or Liquidation Proceeding. The provisions of the Senior Lien Intercreditor Agreement described under this caption “—Collateral—First Lien-Second Lien Intercreditor Arrangements—Certain Agreements With Respect to Insolvency or Liquidation Proceedings” shall be in full force and effect prior to the Discharge of Priority Lien Obligations.

If any Grantor or any of their Subsidiaries shall become subject to any Insolvency or Liquidation Proceeding and shall, as debtor(s)-in-possession, or if any receiver or trustee for such Person or Persons shall, move for approval of financing (“DIP Financing”) to be provided by one or more lenders under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, no Parity Lien Secured Party will raise any objection, contest or oppose, and each Parity Lien Secured Party will waive any claim such Person may now or hereafter have, to any such financing or to the Liens on the Collateral securing the same (“DIP Financing Liens”), or to any use, sale or lease of cash collateral that constitutes Collateral or to any grant of administrative expense priority under Section 364 of the Bankruptcy Code, unless (i) the Priority Lien Agent (acting at the direction of the requisite Priority Lien Secured Parties under the Priority Lien Documents) opposes or objects to such DIP Financing or such DIP Financing Liens or such use of cash collateral, (ii) the maximum principal amount of indebtedness incurred in respect of such DIP Financing (the “DIP Cap”) exceeds the sum of (A) the Priority Lien Obligations outstanding under the Priority Credit Agreement immediately prior to the commencement of any such Insolvency or Liquidation Proceeding to the extent refinanced with proceeds of such DIP Financing and (B) the lesser of (x) $101,000,000 and (y) 15% of loans and unused commitments outstanding under the Priority Credit Agreement immediately prior to the commencement of any such Insolvency or Liquidation Proceeding, (iii) the terms of such DIP Financing provide for the sale of a substantial part of the Collateral (other than as contemplated by the second following paragraph) or require the confirmation of a plan of reorganization or liquidation, as applicable, containing specific terms or provisions (other than repayment in cash of such DIP Financing on the effective date thereof), and/or (iv) any such DIP Financing is secured by Liens that rank junior to the Priority Liens; provided that the Parity Lien Secured Parties are not deemed to have waived any right to object to a DIP Financing to the extent such DIP Financing contains or affects (w) any rights to credit bid on the Collateral in any such sale or disposition in accordance with Section 363(k) of the Bankruptcy Code (or any similar provision under any other applicable Bankruptcy Law) but only to the extent such credit bid would provide for the Discharge of Priority Lien Obligations, (x) any right to object solely to any provisions in any DIP Financing relating to, describing or requiring any specific and material terms of a plan of reorganization or the sale of a substantial part of the Collateral (other than as contemplated by the second following paragraph), (y) any rights to assert any objection with respect to any proposed orders to set bidding or related sales procedures in connection with such disposition (other than as contemplated by the second following paragraph) or (z) any right to object to or contest any DIP Financing solely as to the aggregate principal amount of such DIP Financing, plus the aggregate outstanding principal amount of Priority Lien Obligations exceeding the DIP Cap. To the extent such DIP Financing Liens are senior to, or rank pari passu with, the Priority Liens, the collateral agent will, for itself and on behalf of the other Parity Lien Secured Parties, subordinate the Parity Liens on the Collateral to the Priority Liens, to such DIP Financing Liens and to any carve-out in connection with such Insolvency or Liquidation Proceeding, so long as the collateral agent retains Liens on all the Collateral, including proceeds thereof arising after the commencement of any Insolvency or Liquidation Proceeding, with the same priority relative to the Priority Liens as existed prior to the commencement of the case under the Bankruptcy Code.

Each Parity Lien Secured Party has agreed not to propose, support or enter into any DIP Financing prior to the Discharge of Priority Lien Obligations without the consent of the Priority Lien Agent, in its sole discretion, unless (x) the Liens securing such DIP Financing shall be secured by Liens that rank junior to the Priority Liens and (y) such DIP Financing does not refinance any Parity Lien Obligations which, in connection with the relevant Insolvency or Liquidation Proceeding, are repaid in cash prior to the Discharge of Priority Lien Obligations.

Each Parity Lien Secured Party has agreed that, until the Discharge of Priority Lien Obligations has occurred, it shall be deemed to have consented to and will not object to, oppose or contest (or join with or support any third party objecting to, opposing or contesting) a sale or other Disposition, a motion to sell or Dispose or the bidding procedure for such sale or Disposition of any Collateral (or any portion thereof) under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the requisite Priority Lien Secured Parties under the Priority Lien Documents shall have consented to the same and all Priority Liens and Parity Liens will attach to the proceeds of the sale in the same respective priorities as set forth in the Senior Lien Intercreditor Agreement and the net cash proceeds of any such sale or Disposition under Section 363(b) of the Bankruptcy Code are concurrently and permanently applied to the Priority Lien Obligations (other than any Excess Priority Lien Obligations) and any DIP Financing (not to exceed the DIP Cap) provided by the Priority Lien Secured Parties, together with a concurrent permanent reduction of the applicable commitments of the Priority Lien Secured Parties under the applicable Priority Lien Documents.

Each Parity Lien Secured Party, has waived, until the Discharge of Priority Lien Obligations has occurred, any claim that may be had against any Priority Lien Secured Party arising out of any DIP Financing Liens (that is granted in a manner that is consistent with the Senior Lien Intercreditor Agreement), or request for adequate protection or administrative expense priority under Section 364 of the Bankruptcy Code to the extent the Liens securing any Priority Lien Obligations are subordinated to or have the same priority as the Liens securing such DIP Financing.

Each Parity Lien Secured Party has agreed that, until the Discharge of Priority Lien Obligations has occurred, it will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral, nor object to, oppose or contest (or join with or support any third party objecting to, opposing or contesting) (i) any request by any Priority Lien Secured Party for adequate protection or (ii) any objection by any Priority Lien Secured Party to any motion, relief, action or proceeding based on any Priority Lien Secured Party claiming a lack of adequate protection, except that the Parity Lien Secured Parties may:

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freely seek and obtain relief granting adequate protection in the form of a replacement lien co-extensive in all respects with, but subordinated (as described in “—Collateral—First Lien-Second Lien Intercreditor Arrangements—Relative Priorities”) to, and with the same relative priority to the Priority Liens as existed prior to the commencement of the Insolvency or Liquidation Proceeding, all Liens granted in the Insolvency or Liquidation Proceeding to, or for the benefit of, the Priority Lien Secured Parties and without limiting the generality of the foregoing, to the extent that the Priority Lien Secured Parties (or any subset thereof) are granted adequate protection in the form of payments in the amount of current post-petition fees and expenses, and/or other cash payments, then no Parity Lien Secured Party shall be prohibited from seeking adequate protection in the form of payments in the amount of current post-petition incurred fees and expenses, and/or other cash payments (as applicable);

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freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations; and

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freely file (i) proof of claims or statements of interest in respect of the Parity Lien Obligations and (ii) file any necessary or appropriate responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims or Liens of the Parity Lien Secured Parties, including without limitation any claims secured by the Collateral.

Each Parity Lien Secured Party has waived, until the Discharge of Priority Lien Obligations has occurred, any claim it or any other Parity Lien Secured Party may now or hereafter have against any Priority Lien Secured Party (or its representatives) arising out of any election by any Priority Lien Secured Party, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code.

Each Parity Lien Secured Party has agreed that in any Insolvency or Liquidation Proceeding, it shall not support or vote to accept any plan of reorganization or liquidation that is inconsistent with the priorities or other provisions of the Senior Lien Intercreditor Agreement unless such plan is accepted by the Class of Priority Lien Secured Parties in accordance with Section 1126(c) of the Bankruptcy Code or otherwise provides for the Discharge of Priority Lien Obligations on the effective date of such plan of reorganization or liquidation, as applicable; otherwise, each Parity Lien Secured Party shall remain entitled to vote its claims in any such Insolvency or Liquidation Proceeding.

Each Parity Lien Secured Party has agreed that, until the Discharge of Priority Lien Obligations has occurred and as otherwise described in “—Collateral—First Lien-Second Lien Intercreditor Arrangements—Standstill Period; Permitted Enforcement Actions,” no Parity Lien Secured Party shall seek relief, pursuant to Section 362(d) of the Bankruptcy Code or otherwise, from the automatic stay of Section 362(a) of the

Bankruptcy Code or from any other stay or other prohibition in any Insolvency or Liquidation Proceeding in respect of the Collateral without the prior written consent of the Priority Lien Agent.

Each Parity Lien Secured Party has agrees that, until the Discharge of Priority Lien Obligations has occurred, no Parity Lien Secured Party shall oppose or seek to challenge (or join or support any third party in opposing or seeking to challenge) any claim by any Priority Lien Secured Party for allowance or payment in any Insolvency or Liquidation Proceeding of Priority Lien Obligations consisting of post-petition interest, fees or expenses or cash collateralization of all letters of credit to the extent of the value of the Priority Liens subject to the Priority Lien Cap. No Priority Lien Secured Party shall oppose or seek to challenge any claim by any Parity Lien Secured Party for allowance or payment in any Insolvency or Liquidation Proceeding of Parity Lien Obligations consisting of post-petition interest, fees or expenses to the extent of the value of the Parity Liens on the Collateral to the extent set forth in the first bullet point of the fourth preceding paragraph.

Without the express written consent of the Priority Lien Agent, no Parity Lien Secured Party shall (or shall join with or support any third party in opposing, objecting to or contesting, as the case may be), in any Insolvency or Liquidation Proceeding involving any Grantor, (i) oppose, object to or contest the determination of the extent of any Liens held by any of Priority Lien Secured Party or the value of any claims of any such holder under Section 506(a) of the Bankruptcy Code or (ii) oppose, object to or contest the payment to the Priority Lien Secured Party of interest, fees or expenses, or to the cash collateralization of letters of credit, under Section 506(b) of the Bankruptcy Code.

Until the Discharge of Priority Lien Obligations has occurred, notwithstanding anything to the contrary contained herein, if in any Insolvency or Liquidation Proceeding a determination is made that any Lien encumbering any Collateral is not enforceable for any reason, then each Parity Lien Secured Party agrees that any distribution or recovery it may receive in respect of any Collateral shall be segregated and held in trust and forthwith paid over to the Priority Lien Agent for the benefit of the Priority Lien Secured Parties in the same form as received without recourse, representation or warranty (other than a representation of the collateral agent that it has not otherwise sold, assigned, transferred or pledged any right, title or interest in and to such distribution or recovery) but with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. Each Parity Lien Secured Party has appointed the Priority Lien Agent, and any officer or agent of the Priority Lien Agent, with full power of substitution, as the attorney-in-fact of such Parity Lien Secured Party for the limited purpose of carrying out the provisions of this paragraph and taking any action and executing any instrument that the Priority Lien Agent may deem necessary or advisable to accomplish the purposes thereof.

No Parity Lien Secured Party shall (or shall join with or support any third party in opposing, objecting to or contesting, as the case may be) oppose, object to or contest any credit bid by the Priority Lien Agent, so long as it is in compliance with the Senior Lien Intercreditor Agreement.

Without the consent of the Priority Lien Agent in its sole discretion, no Parity Lien Secured Party will file or join an involuntary bankruptcy petition or claim or seek the appointment of an examiner or a trustee for any Grantor or any of their Subsidiaries, in each case solely in its capacity as a Parity Lien Secured Party (but not in any other capacity).

Each Parity Lien Secured Party waives, until the Discharge of Priority Lien Obligations has occurred, any right to assert or enforce any claim under Section 506(c) or 552 of the Bankruptcy Code or any similar provision of any other Bankruptcy Law as against any Priority Lien Secured Party or any of the Collateral, except as expressly permitted by the Senior Lien Intercreditor Agreement.

Reinstatement. If any Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to disgorge, turn over or otherwise pay to the estate of any Grantor any amount paid in respect of the Secured Obligations of such Secured Party (a “Recovery”) for any reason whatsoever, then the Secured Obligations shall be reinstated to the extent of such Recovery and such Secured Parties shall be entitled to a reinstatement of the applicable Secured Obligations with respect to all such recovered amounts. Each Parity Lien Secured Party agrees that if, at any time, a Parity Lien Secured Party receives notice from the Priority Lien Agent of any Recovery in respect of the Priority Lien Obligations, such Parity Lien Secured Party shall promptly pay over to the Priority Lien Agent any payment received by it and then in its possession or under its control in respect of any Collateral subject to any Priority Lien securing such Priority Lien Obligations and shall promptly turn any Collateral subject to any such Priority Lien then held by it over to the Priority Lien Agent, and the provisions set forth in the Senior Lien Intercreditor Agreement shall be reinstated as if such payment had not been made, until the Discharge of Priority Lien Obligations.

Postponement of Subrogation. Each Parity Lien Secured Party agrees that no payment or distribution to any Priority Lien Secured Party pursuant to the provisions of the Senior Lien Intercreditor Agreement shall entitle any Parity Lien Secured Party to exercise any rights of subrogation in respect thereof, and waives any rights of subrogation it may acquire as a result of any payment thereunder, until the Discharge of Priority Lien Obligations shall have occurred. Following the Discharge of Priority Lien Obligations, each Priority Lien Secured Party will execute such documents, agreements, and instruments as any Parity Lien Secured Party may reasonably request to evidence the transfer by subrogation to any such Person of an interest in the Priority Lien Obligations resulting from payments or distributions to such Priority Lien Secured Party by such Person, so long as all costs and expenses (including all reasonable legal fees and disbursements) incurred in connection therewith by such Priority Lien Secured Party are paid by such Person upon request for payment thereof.

Application of Proceeds. Prior to the Discharge of Priority Lien Obligations, and regardless of whether an Insolvency or Liquidation Proceeding has been commenced, Collateral or proceeds received in connection with the enforcement or exercise of any rights or remedies with respect to any portion of the Collateral will be applied:

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first, to the payment in full in cash of all Priority Lien Obligations that are not Excess Priority Lien Obligations (together with a concurrent permanent reduction of the applicable commitments of the Priority Lien Secured Parties under the applicable Priority Lien Documents pursuant to the terms thereof),

•	second, to the payment in full in cash of all Parity Lien Obligations,

•	third, to the payment in full in cash of all Excess Priority Lien Obligations, and

•	fourth, to the Company or as otherwise required by applicable law.

Second Lien Pari Passu Intercreditor Arrangements. If the Company or any subsidiary guarantor incurs any additional Parity Lien Obligations that are permitted to be secured by the Collateral on a pari passu basis with the notes (unless such debt is issued under an existing Parity Lien Document for any Series of Parity Lien Debt whose Parity Lien Representative is already a party to the Collateral Agency Agreement), the collateral agent and the representative of the holders of such additional Parity Lien Obligations will enter into a Collateral Agency Joinder substantially in the form attached as an exhibit to the Collateral Agency Agreement. Under the Collateral Agency Agreement, the holders of the notes and the PIK notes will be represented by the trustee and the holders of each other class of Parity Lien Obligations will be represented by their designated agent. The Collateral Agency Agreement provides for the priorities and other relative rights among the holders of the notes and the PIK notes and the holders of the other Parity Lien Obligations, including, among other things, that all of the Parity Lien Obligations will be secured equally and ratably by the Parity Liens established in favor of the collateral agent (and/or the security trustee) for the benefit of the Parity Lien Secured Parties, notwithstanding the time of incurrence of any Parity Lien Obligations or time or method of creation or perfection of any Parity Liens securing such Parity Lien Obligations. Any Parity Lien Security Document entered into from time to time after the February 5, 2021 shall be in all material respects the same form of document as a comparable Parity Lien Security Document entered into on February 5, 2021 creating Liens on the Collateral.

The Parity Liens on the Collateral will automatically be released:

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in whole, upon (A) payment in full in cash and discharge of all outstanding Parity Lien Debt and all other Parity Lien Obligations that are outstanding due and payable at the time all of the Parity Lien Debt is paid in full in cash and discharged (other than contingent indemnity obligations for which no claim has been made), (B) termination or expiration of all commitments to extend credit under all Parity Lien Documents and (C) the cancellation or termination or cash collateralization (at the lower of (1) 100% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Documents) of all outstanding letters of credit issued pursuant to any Parity Lien Documents;

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as to any Collateral of a Grantor that is (x) released from its guarantee under each Parity Lien Document and (y) is not obligated (as primary obligor or guarantor) with respect to any other Parity Lien Obligations and so long as the respective release does not violate the terms of any Parity Lien Document which then remains in effect;

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as to a release of less than all or substantially all of the Collateral, if consent to the release of all Parity Liens on such Collateral has been given by, or the collateral agent otherwise receives written direction to release such Collateral in, an Act of Parity Lien Debtholders;

•	in whole or in part, if the Liens on such Collateral have been released in accordance with the terms of each Series of Parity Lien Debt;

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as to a release of all or substantially all of the Collateral, if (A) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Parity Lien Debt at the time outstanding as provided for in the applicable Parity Lien Documents, and (B) the Company has delivered an officers’ certificate to the collateral agent certifying that all such necessary consents have been obtained; or

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if and to the extent, and in the manner, required by the Senior Lien Intercreditor Agreement, as described in “—Collateral—First Lien-Second Lien Intercreditor Arrangements—Release of Liens; Automatic Release of Parity Liens.”

Except as described in the preceding paragraph, the collateral agent will not release or subordinate any Parity Lien of the collateral agent or consent to the release or subordination of any Parity Lien of the collateral agent, except:

•	as directed by an Act of Parity Lien Debtholders accompanied by an officers’ certificate to the effect that the release or subordination was permitted by each applicable Parity Lien Document;

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to release or subordinate Liens on Collateral to the extent permitted by each applicable Parity Lien Document; provided that the collateral agent receives an officers’ certificate and an opinion of counsel stating that all conditions precedent and covenants under the Parity Lien Documents and the other Parity Lien Security Documents have been met for any release or subordination, and stating under which circumstance of the applicable Parity Lien Documents the Collateral is being released or the Lien on the Collateral is being subordinated, as applicable;

•	as ordered pursuant to applicable law under a final and nonappealable order or judgment of a court of competent jurisdiction; or

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for the subordination of the Collateral and the Parity Liens to the extent required by the Senior Lien Intercreditor Agreement; provided that the collateral agent receives an officers’ certificate confirming the foregoing.

If the collateral agent (and/or the security trustee) at any time receives written notice from a Parity Lien Representative stating that a Parity Lien Debt Default has occurred, the collateral agent will promptly deliver written notice thereof to each other Parity Lien Representative. Thereafter, the collateral agent shall await direction by an Act of Parity Lien Debtholders and, subject to the terms of the Senior Lien Intercreditor Agreement, will act, or decline to act, as directed by an Act of Parity Lien Debtholders, in the exercise and enforcement of the collateral agent’s (and/or the security trustee’s) interests, rights, powers and remedies in respect of the Collateral or under the Parity Lien Security Documents or applicable law and, following the initiation of such exercise of remedies, the collateral agent will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Parity Lien Debtholders. Unless it has been directed to the contrary by an Act of Parity Lien Debtholders, the collateral agent (and/or the security trustee) in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Parity Lien Document as it may deem advisable and in the interest of the holders of Parity Lien Obligations, subject to the Senior Lien Intercreditor Agreement. The collateral agent (and the security trustee) shall have no obligation to commence and will not commence any Enforcement Action or otherwise take any action or proceeding against any of the Collateral (other than actions as necessary to prove, protect or preserve the Liens securing the Parity Lien Obligations to the extent permitted pursuant to the Intercreditor Agreement) unless and until it shall have been directed by written notice of an Act of Parity Lien Debtholders and received indemnity satisfactory to it and then only in accordance with the provisions of the Collateral Agency Agreement and the Senior Lien Intercreditor Agreement.

Subject to the terms of the Senior Lien Intercreditor Agreement, the collateral agent will apply the proceeds of any foreclosure, collection, sale or other realization upon, or any other Enforcement Action with respect to, any Collateral and the proceeds thereof, any condemnation proceeds with respect to the Collateral, and any other amounts required to be delivered to the collateral agent by any Parity Lien Secured Party or Parity Lien Representative pursuant to the Collateral Agency Agreement for such purpose, in the following order of application:

FIRST, to the payment of all amounts payable under the Collateral Agency Agreement on account of the collateral agent’s and the trustee’s fees and expenses and any documented out-of-pocket legal fees, costs and expenses or other liabilities of any kind actually incurred by the collateral agent and/or the trustee in connection with any Parity Lien Document, including but not limited to amounts necessary to provide for the expenses of the collateral agent in maintaining and disposing of the Collateral (including, but not limited to, indemnification obligations and reimbursements);

SECOND, to the repayment of Indebtedness and other obligations in respect thereof (but excluding Excess Priority Lien Obligations secured by a Permitted Prior Lien on the Collateral sold or realized upon) to the extent that such other Indebtedness or obligation is to be discharged (in whole or in part) in connection with such sale;

THIRD, equally and ratably to the respective Parity Lien Representatives for application to the payment of all outstanding Parity Lien Debt and any other Parity Lien Obligations that are then due and payable in such order as may be provided in the applicable Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including, to the extent legally permitted, all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the applicable Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding but excluding contingent indemnity obligations for which no claim has been made), and including the discharge or cash collateralization (at the lower of (1) 100% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Document) of all other outstanding letters of credit and bankers’ acceptances or the backstop thereof pursuant to arrangements reasonably satisfactory to the relevant issuing bank, if any, constituting Parity Lien Debt;

FOURTH, to the repayment of Excess Priority Lien Obligations secured by a Permitted Prior Lien on the Collateral sold or realized upon to the extent that such other Indebtedness or obligation is to be discharged (in whole or in part) in connection with such sale; and

FIFTH, subject to the Senior Lien Intercreditor Agreement, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to the applicable Grantor, its successors or assigns, or to such other Persons as may be entitled to such amounts under applicable law or as a court of competent jurisdiction may direct.

If any portion of the proceeds of the Collateral is in the form of cash, then such cash shall be applied pursuant to the priorities set forth above before any non-cash proceeds are applied pursuant to such priorities; provided that, irrespective of the terms of any plan of reorganization or liquidation (including the confirmation of such plan of reorganization or liquidation pursuant to section 1129(b) of the Bankruptcy Code or the equivalent provision of any other Bankruptcy Laws), each of the Parity Lien Representatives agrees to turn over to the collateral agent amounts otherwise received or receivable by them under such plan of reorganization or liquidation to the extent necessary to effectuate the intent of the foregoing.

Junior Lien Intercreditor Arrangements. If the Company or any subsidiary guarantor incurs any Indebtedness which is permitted to be secured by the Collateral on a junior basis to the Liens securing the notes (“Junior Lien Indebtedness”), the representative of the holders of the Junior Lien Indebtedness will enter into a Junior Lien Intercreditor Agreement.

Certain Limitations on the Collateral. No appraisals of any of the Collateral have been prepared by or on behalf of the Company or any subsidiary guarantor in connection with the issuance and sale of the notes. The value of the Collateral in the event of liquidation will depend on many factors, and the Collateral is subject to the limitations as set forth in the Collateral Documents. Proceeds from the sale of Collateral will be required to be applied to repay Priority Lien Debt before any funds will be available to satisfy claims with respect to the notes. Consequently, liquidating the Collateral may not produce proceeds in an amount sufficient to pay any amounts due on the notes. See “Risk Factors—Risks Related to the Notes—The value of the Collateral securing the Notes may not be sufficient to ensure repayment of the Notes because the holders of obligations under the Revolving Credit Facility and other first-priority lien obligations will be paid first from the proceeds of the Collateral. It may be difficult to realize the value of the Collateral securing the Notes and the guarantees.”

The fair market value of the Collateral is subject to fluctuations based on a number of factors, including, among others, prevailing interest rates, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral will be dependent on numerous factors, including the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, some of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral that remain after any required repayment of Priority Lien Debt will be sufficient to pay the Company’s and the subsidiary guarantors’ Obligations under the notes. Any claim for the difference between the amount, if any, realized by holders from the sale of Collateral securing the notes and the Obligations under the notes will rank equally in right of payment with all of the Company’s and the subsidiary guarantors’ other unsecured senior debt and other unsubordinated obligations, including trade payables. To the extent that third parties establish Liens on the Collateral, such third parties could have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the collateral agent or the holders to realize or foreclose on the Collateral. The Company may also issue additional Priority Lien Debt and Parity Lien Obligations which would be secured by the Collateral, the effect of which would be to increase the amount of Indebtedness secured on a senior basis or equally and ratably, as the case may be, by the Collateral. The ability of the holders to realize on the Collateral may also be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain Bankruptcy Limitations.”

Further Assurances. The Collateral Documents and the indenture provide that the Company and the subsidiary guarantors shall, at their sole expense, do all acts that may be reasonably necessary to confirm that the collateral agent holds, for the benefit of the holders and the trustee, duly created, enforceable and perfected Liens in the Collateral, subject only to Permitted Liens. As necessary, or upon request of the collateral agent, the Company and the subsidiary guarantors shall, at their sole expense, execute, acknowledge and deliver such documents and instruments and take such other actions as may be necessary to assure, perfect, transfer and confirm the rights conveyed by the Collateral Documents, to the extent permitted by applicable law.

Impairment of Security Interest. The Company and the subsidiary guarantors are not permitted to grant to any Person, or permit any Person to retain (other than the collateral agent), any security interest or Lien whatsoever in the Collateral, other than Permitted Liens. For the avoidance of doubt, nothing in this paragraph will restrict the Incurrence of Permitted Additional Debt secured by Permitted Liens.

Certain Bankruptcy Limitations. In addition to the limitations described above, the right of the collateral agent to obtain possession, exercise control over or dispose of the Collateral following an Event of Default is likely to be significantly impaired by applicable bankruptcy law if the Company or any subsidiary guarantor becomes a debtor under the Bankruptcy Code prior to the collateral agent having obtained possession, exercised control over or disposed of the Collateral. Under the Bankruptcy Code, a secured creditor is prohibited by the automatic stay from obtaining possession of its collateral from a debtor in a bankruptcy case, or from exercising control over or disposing of collateral taken from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments provided the secured creditor is given “adequate protection.”

The term “adequate protection” is not defined in the Bankruptcy Code, but it includes making periodic cash payments, providing an additional or replacement Lien or granting other relief, in each case to the extent that the collateral decreases in value during the pendency of the bankruptcy case as a result of, among other things, the imposition of the automatic stay, the use, sale or lease of such collateral or any grant of a “priming Lien” in connection with a DIP Financing. The type of adequate protection provided to a secured creditor will vary according to the circumstances. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict whether or when the collateral agent could repossess or dispose of the Collateral, or whether or to what extent holders would be compensated for any delay in payment or decrease in value of the Collateral through the requirement of “adequate protection.”

The collateral agent is only permitted to seek adequate protection without the consent of the Senior Credit Facility Agent in the form of additional or replacement Liens on the Collateral (including proceeds thereof arising after the commencement of any Insolvency or Liquidation Proceeding), or additional or replacement collateral to secure the notes, as long as, in each case, the Senior Credit Facility Agent is also granted such additional or replacement Liens or additional or replacement collateral and such Liens for the benefit of the Parity Lien Obligations are subordinated to the Liens securing the Priority Lien Debt to the same extent as the Liens on the Collateral are subordinated to the Liens securing the Priority Lien Debt.

Furthermore, in the event a bankruptcy court determines the value of the Collateral (after giving effect to any prior or pari passu Liens) is not sufficient to repay all amounts due on the notes, the holders would hold secured claims to the extent of the value of the Collateral (after taking into account the amount of the Priority Lien Debt) and would hold unsecured claims with respect to any shortfall. Under the Bankruptcy Code, a secured creditor’s claim includes interest and any reasonable fees, costs or charges provided for under the agreement under which such claim arose if the claims are over secured. In addition, if the Company or the subsidiary guarantors were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may void certain prepetition transfers made by the entity that is the subject of the bankruptcy filing, including transfers held to be preferences or fraudulent conveyances.

In the event the Company or any subsidiary guarantor becomes a debtor in a bankruptcy case, the Company or such subsidiary guarantor may enter into DIP Financing in such case. As a result of such DIP Financing, the Liens on the Collateral securing the notes and the notes guarantees may, without any further action or consent by the trustee, the collateral agent or the holders, be made junior and subordinated to Liens granted to secure such DIP Financing so long as the Company or the applicable subsidiary guarantor can show that (i) it could not obtain credit otherwise and (ii) there is adequate protection of the interest of the holder of the Lien on the assets on which such priming Lien is proposed to be granted. See “Risk Factors—Risks Related to the Notes—If a bankruptcy petition were filed by or against Finco or a subsidiary guarantor, holders of the Notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the Notes” and “—Any future pledge of Collateral may be avoidable in bankruptcy.”

Release. The Liens on the Collateral will be released with respect to the notes and the notes guarantees:

•	as described in “—Collateral—First Lien-Second Lien Intercreditor Arrangements—Release of Liens; Automatic Release of Parity Liens”;

•	as described in “—Collateral—Second Lien Pari Passu Intercreditor Arrangements”;

•	in whole, upon payment in full of the principal of, accrued and unpaid interest, if any, and premium, if any, on, the notes;

•	in whole, upon satisfaction and discharge of the indenture as described under “—Discharge and Defeasance”;

•	in whole, upon a legal defeasance or covenant defeasance as described under “—Discharge and Defeasance”;

•

in part, as to any property or asset constituting Collateral (A) that is sold or otherwise disposed of by the Company or any of the subsidiary guarantors in a transaction permitted by the Priority Lien Documents (whether or not an “event of default” under the Priority Lien Documents or any Parity Lien Security Documents has occurred and is continuing) if all other Liens on that asset securing the Priority Lien Debt (including all commitments thereunder) are released, (B) that is sold or otherwise disposed of or deemed disposed of in a transaction permitted by “—Certain Covenants—Asset Sales,” (C) that is owned by a subsidiary guarantor to the extent such subsidiary guarantor has been released from its notes guarantee in accordance with the indenture or (D) otherwise in accordance with, and as expressly provided for under, the indenture (including a release of Excluded Property in connection with an Incurrence of Permitted Indebtedness secured by a Permitted Lien); or

•	as described under “—Amendment, Supplement and Waiver.”

Upon any sale or disposition of Collateral in compliance with the indenture and the Collateral Documents, the Liens in favor of the collateral agent on such Collateral and (subject to the provisions described under “—After-Acquired Property”) all proceeds thereof shall automatically terminate and be released and the collateral agent will execute and deliver such documents and instruments as the Company and the subsidiary guarantors may request to evidence such termination and release (without recourse or warranty) without the consent of the holders.

The Company will furnish to the collateral agent and the trustee (if not the collateral agent), prior to each proposed release of Collateral pursuant to the Collateral Documents and the indenture, an officer’s certificate and opinion of counsel and such other documentation as is required by the indenture.

To the extent applicable, the Company will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Lien of the Collateral Documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an Officer except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or reasonably satisfactory to the trustee.

Notwithstanding anything to the contrary in the preceding paragraph, the Company will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to the released Collateral.

The Company will not be required to comply with TIA §314(d) with respect to any of the following:

•	cash payments (including for the scheduled repayment of Indebtedness) in the ordinary course of business;

•	sales or other dispositions of inventory in the ordinary course of business;

•	collections, sales or other dispositions of accounts receivable in the ordinary course of business; and

•

sales or other dispositions in the ordinary course of business of any property the use of which is no longer necessary or desirable in, and is not material to, the conduct of the business of the Company and its Subsidiaries;

provided, however, the Company’s right to rely on the above will be conditioned upon the Company’s delivering to the trustee, within 30 calendar days following the end of each six-month period beginning on April 1 and October 1 of any year, an officer’s certificate to the effect that all releases during such six-month period in respect of which the Company did not comply with TIA §314(d) in reliance on the above were made in the ordinary course of business.

The Company will otherwise comply with the provisions of TIA §314.

Certain Covenants

Limitation on Liens. The indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien upon any property without making effective provision whereby the notes and notes guarantees shall be secured equally and ratably with (or, if the Lien relates to Subordinated Indebtedness, are secured on a senior basis to) the obligations so secured. The foregoing restrictions do not, however, apply to Indebtedness secured by Permitted Liens.

Limitation on Indebtedness. The indenture provides that the Company shall not and shall not permit any of the Restricted Subsidiaries to Incur, directly or indirectly, any Indebtedness, issue any Disqualified Stock or any shares of Preferred Stock; provided that the Company and the Restricted Subsidiaries may Incur Indebtedness and the Company may issue any Disqualified Stock, if the Consolidated Total Leverage Ratio for the Test Period immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock is issued, as the case may be, would not exceed 6.50 to 1.00, determined on a pro forma basis (including a pro forma application of the Net Proceeds therefrom) (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation), as if the additional Indebtedness had been Incurred or the Disqualified Stock had been issued, as the case may be, and the proceeds thereof applied at the beginning of such Test Period; provided that, (a) other than with respect to any such Indebtedness constituting First Lien Indebtedness, both the Stated Maturity of any such Indebtedness shall be no earlier than February 15, 2028 and the Weighted Average Life to Maturity at the time such Indebtedness is Incurred shall not be less than the Weighted Average Life to Maturity of the notes issued on February 5, 2021 and (b) the aggregate amount of Indebtedness incurred by Restricted Subsidiaries that are not subsidiary guarantors shall not exceed the greater of (i) $10,000,000 and (ii) 10% of

EBITDA for the most recently ended Test Period prior to incurring such Indebtedness; provided that the foregoing shall not prohibit the Incurrence of any of the following items of Indebtedness:

•	existing Indebtedness outstanding on February 5, 2021;

•	Indebtedness represented by the notes issued on February 5, 2021 and any PIK notes issued as a result of a PIK Payment;

•

Indebtedness under Senior Credit Facilities in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $675,000,000 and (y) 45% of the Rig Value (not to exceed $900,000,000);

•

intercompany loans and advances made by the Company to any Restricted Subsidiary or by any Subsidiary to the Company or another Restricted Subsidiary; provided that any liabilities owed by the Company or any Restricted Subsidiary to the Company or any Subsidiary, as applicable, shall be subordinated in right of payment and security to the Securities Debt;

•	Indebtedness under any Swap Agreement entered into in the ordinary course of business and not for speculative purposes;

•

Indebtedness (“Assumed Acquisition Indebtedness”) of the Company, any Restricted Subsidiary or any Person that becomes a Restricted Subsidiary (or any Person not previously a Restricted Subsidiary that is merged, consolidated or amalgamated with or into the Company or a Restricted Subsidiary) assumed after February 5, 2021 in connection with, but not created in contemplation of, any Permitted Acquisition or other similar investment permitted under the indenture (and extensions, renewals or refinancings thereof that do not increase the principal amount of such Indebtedness (other than amounts included to pay costs of such extension, renewal or refinancing)); provided that the Liens (if any) with respect to such Indebtedness are limited to the applicable assets so acquired and the proceeds thereof (and not secured by Collateral under this sixth bullet point); provided further that:

•

if such Indebtedness is unsecured, then either (1) the Consolidated Total Leverage Ratio shall be less than or equal to the greater of (A) 6.5:1.0 and (B) the Consolidated Total Leverage Ratio immediately prior to the Incurrence of such Indebtedness, in the case of this clause (1), after giving pro forma effect (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) to the Incurrence of such Indebtedness, or (2) the Fixed Charge Coverage Ratio shall be greater than or equal 2.0:1.0 (or, if less, the Fixed Charge Coverage Ratio immediately prior to the Incurrence of such Indebtedness), in the case of this clause (2), after giving pro forma effect (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) to the Incurrence of such Indebtedness;

•

if such Indebtedness is secured (other than on a senior lien basis to the Securities Debt), the Consolidated Secured Leverage Ratio shall be less than or equal to the greater of (A) 6.5:1.0 and (B) the Consolidated Secured Leverage Ratio immediately prior to the Incurrence of such Indebtedness, in the case of this second bullet point, after giving pro forma effect (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) to the Incurrence of such Indebtedness; or

•

if such Indebtedness is secured on a senior Lien basis to the Securities Debt, the Consolidated First Lien Leverage Ratio shall be less than or equal to the greater of (A) 4.5:1.0 and (B) the Consolidated First Lien Leverage Ratio immediately prior to the Incurrence of such Indebtedness, in the case of this third bullet point, after giving pro forma effect (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) to the Incurrence of such Indebtedness;

•	any Indebtedness (“Permitted Additional Debt”); provided that:

•

if such Indebtedness is unsecured, after giving pro forma effect to the Incurrence of such Indebtedness the Consolidated Total Leverage Ratio (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) shall be less than or equal 6.5:1.0; or

•

if such Indebtedness is secured on a junior Lien basis to the Securities Debt, (A) after giving pro forma effect to the Incurrence of such Indebtedness the Consolidated Secured Leverage Ratio (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) shall be less than or equal to 6.5:1.0 and (B) the holders of such Indebtedness shall have become party to a Junior Lien Intercreditor Agreement; or

•

if such Indebtedness is secured on a pari passu Lien basis to the Securities Debt, (A) after giving pro forma effect to the Incurrence of such Indebtedness the Consolidated Secured Leverage Ratio (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) shall be less than or equal to 6.5:1.0 and (B) the holders of such Indebtedness shall have become party to the Senior Lien Intercreditor Agreement as holders of Series of Parity Lien Debt (as defined in the Senior Lien Intercreditor Agreement) and the Collateral Agency Agreement as holders of Parity Lien Debt; or

•

if such Indebtedness is secured on a senior Lien basis to the Securities Debt, (A) after giving pro forma effect to the Incurrence of such Indebtedness the Consolidated First Lien Leverage Ratio (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) shall be less than or equal 4.5:1.0 and (B) the holders of such Indebtedness shall have become party to a Senior Lien Intercreditor Agreement;

provided further that (A) such Indebtedness shall be incurred or issued only by the Company, (B) such Indebtedness shall only be guaranteed by a subsidiary guarantor, (C) if secured, such Indebtedness shall be secured only by assets constituting the Collateral, (D) other than with respect to any such Indebtedness constituting First Lien Indebtedness, (x) if such Indebtedness is secured on a pari passu Lien basis to the Securities Debt, both the Stated Maturity of any such Indebtedness shall be no earlier than February 15, 2028 and the Weighted Average Life to Maturity at the time such Indebtedness is incurred shall not be less than the Weighted Average Life to Maturity of the notes issued on February 5, 2021 and (y) otherwise shall not have a scheduled maturity date prior to May 16, 2028 or have terms which provide for any scheduled repayment, mandatory redemption or sinking fund obligation prior to May 16, 2028 (other than customary offers to purchase upon a change of control, asset sale or casualty or condemnation event and customary acceleration rights after an event of default) and the Weighted Average Life to Maturity at the time such Indebtedness is incurred shall not be less than 91 days after the Weighted Average Life to Maturity of the notes issued on February 5, 2021;

•

(A) Capitalized Lease Obligations of the Company or a Restricted Subsidiary and Indebtedness issued, incurred or assumed by the Company or a Restricted Subsidiary (including purchase money Indebtedness) to (x) renovate, repair, improve, install or upgrade any Rig or any other fixed or capital property, equipment or other assets of the Company or any Restricted Subsidiary or (y) acquire, lease, construct or otherwise finance the purchase price of any fixed or capital property, equipment or other assets of the Company or any Restricted Subsidiary or (B) Indebtedness of any Person that becomes a Restricted Subsidiary (or any Person not previously a Restricted Subsidiary that is merged, consolidated or amalgamated with or into the Company or a Restricted Subsidiary assumed after February 5, 2021 in connection with any Permitted Acquisition or other similar investment permitted under the indenture to acquire or construct any Rig); provided further that the aggregate principal amount of Indebtedness that is outstanding in reliance on this bullet point shall not exceed the greater of (i) $125,000,000 and (ii) 20% of EBITDA for the most recently ended Test Period prior to incurring such Indebtedness;

•

additional Indebtedness of the Company and the Restricted Subsidiaries in an aggregate principal amount not to exceed the greater of (i) $10,000,000 and (ii) 10% of EBITDA for the most recently ended Test Period prior to incurring such Indebtedness;

•	Indebtedness Incurred in the ordinary course of business to finance take-or-pay obligations contained in supply arrangements;

•

obligations in respect of any agreement providing for treasury, depositary, purchasing card, credit cards or cash management services, including in connection with any automated clearing house transfers of funds or any similar transactions;

•	to the extent constituting Indebtedness, any Investment not prohibited by the indenture;

•	to the extent constituting Indebtedness, prepayments for property or services under any drilling contract, pool agreement or charterparty agreement in the ordinary course of business;

•	Guarantees or other similar obligations in an aggregate amount not to exceed $5,000,000 at any time outstanding;

•

Indebtedness in respect of bids, trade contracts, performance guarantees, leases, letters of credit, statutory obligations, performance bonds, bid bonds, appeal bonds, surety bonds, customs bonds and similar obligations, in each case provided in the ordinary course of business;

•

all premiums (if any), interest, PIK Payments, fees, expenses, charges and additional or contingent interest on any obligations permitted pursuant to any other clause of this restriction on Indebtedness; and

•	Permitted Refinancing Debt with respect to Indebtedness permitted by this restriction on Indebtedness.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed, in the case of revolving credit debt, and the amount of such debt will not be deemed to change as a result of fluctuations in currency exchange rates after such date of Incurrence or commitment; provided, that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (a) the principal amount of such Indebtedness being refinanced plus (b) accrued and unpaid interest, cash fees and expenses (including make-whole payments and premiums) on the refinancing Indebtedness and amounts to pay fees and expenses reasonably incurred, in each case, in connection with such extension, refinancing, repayment and reborrowing, renewal or replacement.

Notwithstanding any other provision of the restriction on the incurrence of Indebtedness, for purposes of calculating any ratios in order to test the ability to Incur any Indebtedness, the commitments under the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature shall be deemed to be fully drawn for purposes of such calculation.

Restricted Payments. The indenture provides that we shall not, and shall not permit any of the Restricted Subsidiaries, directly or indirectly,

•	to declare or pay any dividend or make any other payment or any distribution on account of the Company or any of the Restricted Subsidiaries’ Capital Stock (in each case, solely in such Person’s capacity as holder of such Capital Stock), including any dividend or distribution payable in connection with any merger or consolidation (other than: (A) dividends or distributions by the Company payable solely in Capital Stock (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Capital Stock (other than Disqualified Stock); or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a wholly-owned subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Capital Stock in such class or series of securities);

•

purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or a Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

•

make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, one year prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness other than Subordinated Indebtedness held by the Company or any Restricted Subsidiary; or

•	make any Restricted Investment (all such payments and other actions referred to in the four bullet points above shall be referred to as a “Restricted Payment”);

provided that these provisions shall not prohibit:

•	Permitted Payments to Parent;

•

Restricted Payments in an amount equal to the fair market value of cash or other assets received as a capital contribution to the Company or the Net Proceeds from the issuance or sale of Capital Stock of the Company;

•

Restricted Payments in an aggregate amount not to exceed the sum of (A) $20,000,000, plus (B) as of the date of any Restricted Payment, an amount equal to (1) 50.0% of the amount equal to the following (which shall not be less than zero) (a) EBITDA for the period commencing with the first full fiscal quarter following February 5, 2021 and ending on the last day of the most recently ended fiscal quarter for which financial statements have been delivered or deemed delivered (or were required to be delivered) pursuant to the indenture preceding the date on which such Restricted Payment is made, less (b) all interest expense paid in cash during such period, less (c) all Taxes paid in cash during such period, less (d) all capital expenditures made in such period, less (e) any change in working capital, less (f) any cash add-backs made in the calculation of EBITDA in such period; less (2) the amount of all Restricted Payments, Investments and repayments of any Subordinated Indebtedness, in each case made in reliance on this clause (B) during the period from February 5, 2021 to the date of such Restricted Payment; provided that no Restricted Payments may be made pursuant to this clause (B) unless the Consolidated Total Leverage Ratio would not exceed 4.00 to 1.00 after giving pro forma effect (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) to such Restricted Payment and any concurrent Incurrence of Indebtedness; provided, further, that no Restricted Payments (other than Restricted Investments) may be made pursuant to this third bullet point at any time on or prior to December 31, 2021;

•

Restricted Payments in an amount equal to the fair market value of cash held by any business or company acquired by the Company or any of the Restricted Subsidiaries, provided such Restricted Payment is made in connection with such acquisition;

•

any redemption, retirement, sinking fund or similar payment, purchase or acquisition for value, direct or indirect, of any stock or stock equivalents of the Company (or any direct or indirect parent company thereof) or any of its Subsidiaries and repurchase, redemption or other acquisition for value of any stock or stock equivalents of the Company (or any direct or indirect parent company thereof) or any Subsidiary held by any current or former officer, director or employee pursuant to any equity-based compensation plan, management incentive plan, equity subscription agreement, stock option agreement, shareholders agreement, or other similar arrangement; provided that Restricted Payments pursuant to this fifth bullet point pursuant to any such arrangement solely for officers, directors and/or members of management of any such Person (as compared to general arrangements of such type for employees of any such Person) shall not exceed $600,000 in the aggregate in any fiscal year;

•

Restricted Payments by any Restricted Subsidiary to the Company, any subsidiary guarantor and any Restricted Subsidiary (and, in the case of a Restricted Payment by a non-wholly owned Restricted Subsidiary, to the Company and any Restricted Subsidiary and to each other owner of Capital Stock of such Restricted Subsidiary based on their relative ownership interests of the relevant class of Capital Stock); provided that, in the case of Restricted Payments by a non-wholly owned Restricted Subsidiary, a Restricted Payment may also be made to any other owner of Capital Stock of such non-wholly owned Restricted Subsidiary based on such owner’s relative ownership interests (or lesser share) of the relevant class of Capital Stock; or

•

in addition to the foregoing Restricted Payments, the Company may make additional Restricted Payments, in an aggregate amount, when taken together with the aggregate amount of loans and advances to Noble Parent Company or any other direct or indirect parent of the Company, not to exceed an amount at the time of making any such Restricted Payment and together with any other Restricted Payment made utilizing this seventh bullet point after February 5, 2021 shall not exceed $5,000,000 in the aggregate in any fiscal year.

Limitation on Restrictions on Distributions from Subsidiaries. The indenture provides that we shall not, and shall not permit any of the Restricted Subsidiary to, create or otherwise cause or permit to exist any consensual encumbrance or consensual restriction on the ability of any of the Restricted Subsidiary to:

•

pay dividends or make any other distributions on its Capital Stock to the Company or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any Restricted Subsidiary;

•	make loans or advances to the Company or any Restricted Subsidiary; or

•	sell, lease or transfer any of its properties or assets to the Company or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock, (y) the subordination of (including the application of any standstill period to) loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness incurred by the Company or any Restricted Subsidiary and (z) the provisions contained in documentation governing or relating to Indebtedness requiring transactions between or among the Company and any Restricted Subsidiary or between or among any Restricted Subsidiaries to be on fair and reasonable terms or on an arm’s-length basis, in each case, shall not be deemed to constitute such an encumbrance or restriction; provided further than these restrictions shall not apply to encumbrances or restrictions existing under or by reason of:

•

agreements or instruments governing or relating to Indebtedness as in effect on February 5, 2021 and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements, whether or not such Indebtedness is incurred concurrently with or subsequent to the issuance of the notes;

•	the indenture, the notes, the notes guarantees and the Securities Documents;

•

customary provisions contained in agreements or instruments governing other Indebtedness permitted to be incurred under the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements;

•	applicable law, rule, regulation or order or the terms of any license, authorization, concession or permit;

•

any agreement or instrument governing or relating to Indebtedness or Capital Stock of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (other than any agreement or instrument entered into in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

•	customary non-assignment and similar provisions in contracts, leases and licenses entered into in the ordinary course of business;

•

purchase money obligations for property acquired in the ordinary course of business and Capitalized Lease Obligations that impose restrictions on the property purchased or leased of the nature set forth in the third bullet point in the first set of bullet points above in this “—Limitation on Restrictions on Distributions from Subsidiaries” section or any encumbrance or restriction pursuant to a joint venture agreement or similar arrangement that imposes restrictions on the transfer of the assets of the joint venture or similar arrangement;

•

any agreement for the sale or other Disposition of the Capital Stock or all or substantially all of the property and assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other Disposition;

•

Permitted Refinancing Debt; provided that either (i) the restrictions contained in the agreements or instruments governing such Permitted Refinancing Debt are not materially more restrictive, taken as a whole, than those contained in the agreements or instruments governing the Indebtedness being refinanced or (ii) the Company determines at the time of the incurrence of such Indebtedness that such encumbrances or restrictions will not adversely affect, in any material respect, the Company’s ability to make principal or interest payments on the notes;

•	Liens permitted to be incurred under the indenture that limit the right of the debtor to Dispose of the assets subject to such Liens;

•

provisions limiting the Disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of the Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

•

restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

•	any customary leases for Rigs and other assets used in the ordinary course of business; provided that such encumbrance or restriction only extends to the Rig or other such asset financed;

•	customary encumbrances or restrictions contained in agreements in connection with Hedging Obligations permitted under the indenture; and

•

any encumbrance or restriction existing under any agreement that extends, renews, refinances, replaces, amends, modifies, restates or supplements the agreements containing the encumbrances or restrictions in the foregoing first through fourteenth bullet points, or in this fifteenth bullet point; provided that the terms and conditions of any such encumbrances or restrictions are no more restrictive in any material respect than those under or pursuant to the agreement so extended, renewed, refinanced, replaced, amended, modified, restated or supplemented.

Limitation on Affiliate Transactions. The indenture provides that we shall not, and shall not permit any of the Restricted Subsidiaries to, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Controlling Affiliate of the Company (an “Affiliate Transaction”) involving aggregate consideration in excess of $5,000,000, unless:

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the terms of such Affiliate Transaction, when viewed together with any related Affiliate Transactions, are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not a Controlling Affiliate, or, if in the good faith judgment of the Board of Directors or a committee thereof, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Company or such Restricted Subsidiary from a financial point of view; and

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in the event such Affiliate Transaction involves an aggregate consideration in excess of $10,000,000, the terms of such transaction have been approved by either (x) a majority of the disinterested members of the Board of Directors or (y) a committee of the Board of Directors comprised entirely of disinterested members (and such majority determines that such Affiliate Transaction satisfies the criteria in the first bullet point above);

provided that these restrictions shall not apply to:

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any employment agreement, collective bargaining agreement, consulting agreement or employee benefit arrangements with any employee, consultant, officer or director of the Company or any Restricted Subsidiary, including under any stock option, stock appreciation rights, stock incentive or similar plans, entered into in the ordinary course of business;

•	transactions between or among the Company and/or the Restricted Subsidiaries;

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transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is a Controlling Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, Capital Stock in, or controls, such Person;

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payment of reasonable and customary fees, salaries, bonuses, compensation, other employee benefits and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of the Company or any of the Restricted Subsidiaries;

•	any issuance of Capital Stock (other than Disqualified Stock) of the Company to Affiliates of the Company;

•	Restricted Payments that do not violate the restrictions set forth in “—Restricted Payments”;

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transactions pursuant to or contemplated by any agreement in effect on February 5, 2021 and transactions pursuant to any amendment, modification or extension to such agreement, so long as such amendment, modification or extension, taken as a whole, is not materially more disadvantageous to the holders than the original agreement as in effect on February 5, 2021;

•	Permitted Investments;

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transactions with customers, clients, suppliers or purchasers or sellers of goods or services or joint venture partners, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture that are fair to the Company or the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated Person;

•	the granting and performance of any registration rights for the Company’s Capital Stock;

•	pledges of Capital Stock of Unrestricted Subsidiaries;

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transactions between or among the Company and the Restricted Subsidiaries, or transactions between or among the Company and/or any of the Restricted Subsidiaries, on the one hand, and joint ventures or similar arrangement, on the other hand, in each case that are not otherwise prohibited by the terms of the indenture;

•	any transaction not otherwise prohibited by the indenture between or among the Company and/or any of its Subsidiaries;

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any transactions and arrangements not prohibited by, and complying with the applicable terms of, “—Certain Covenants—Limitation on Liens,” “—Certain Covenants—Limitation on Indebtedness,” “—Certain Covenants—Asset Sales” or “—Certain Covenants—Consolidation, Amalgamation, Conveyance, Transfer or Lease of Assets”; and

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any transaction with any Person which would constitute an Affiliate Transaction solely because such Person is a lender or security holder, provided that such Person is treated equally as all other lenders and security holders.

Asset Sales. The indenture provides that we shall not, and shall not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless:

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the Company (or the Restricted Subsidiary, as the case may be) receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or others) at the time of the Asset Sale at least equal to the fair market value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Capital Stock issued or sold or otherwise Disposed of; and

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at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

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any liabilities, as shown on the Company’s most recent consolidated balance sheet or in the notes thereto, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms unsecured or subordinated in right of payment or as to Lien priority to the notes or any notes guarantee) that are assumed pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

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any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are within 180 days after such Asset Sale, converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

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any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this third bullet point, not to exceed the greater of (i) $10,000,000 and (ii) 10% of EBITDA for the most recently ended Test Period prior to such Asset Sale, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 360 days after the receipt of any Net Proceeds from any Asset Sale, Asset Swap, Designated Asset Swap or Event of Loss, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

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to repay Indebtedness and other Obligations under the Senior Credit Facility and if the terms of any such Senior Credit Facility require a permanent reduction in commitments or loans thereunder, to correspondingly permanently reduce any revolving commitments and/or loans with respect thereto;

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to acquire all or substantially all of the assets of, or any Capital Stock of, another Person engaged in a Related Business, if, after giving effect to any such acquisition, such Person engaged in the Related Business is or becomes a Restricted Subsidiary or such Related Business is or becomes a line of business of the Company;

•	to make a capital expenditure not prohibited under the indenture;

•	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Related Business; and

•	any combination of the foregoing;

provided that, in the case of second, third and fourth bullet points above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company or such Restricted Subsidiary, as the case may be, enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 90 days of such commitment and, in the event any such commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, then such Net Proceeds must be applied as set forth herein or if such cancellation or termination occurs later than the 360-day period referred to below, shall constitute Excess Proceeds.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from any Asset Sale, Asset Swap, Designated Asset Swap or Event of Loss that are not applied or invested as described above will constitute “Excess Proceeds.” Within 15 days after the aggregate amount of Excess Proceeds exceeds $10,000,000, the Company will make an offer (an “Asset Sale Offer”) to all holders to purchase the maximum principal amount of notes that may be purchased with the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to but not including the date of purchase, and will be payable in cash. The Company may, at its option, satisfy the foregoing obligations with respect to any Net Proceeds from any Asset Sale, Asset Swap, Designated Asset Swap or Event of Loss by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 360-day period or with respect to any lesser amount of Excess Proceeds (it being understood that such Net Proceeds used to make an Asset Sale Offer shall satisfy the foregoing obligations with respect to Net Proceeds whether or not such offer is accepted). If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis for certificated notes but subject to the procedures of the Depositary for Global Notes. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Asset Sale Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than three Business Days after the termination of the Offer Period (the “Purchase Date”), the Company will apply all Excess Proceeds (the “Offer Amount”) to the purchase of notes or, if less than the Offer Amount has been tendered, all notes tendered in response to the Asset Sale Offer. Payment for any notes so purchased will be made in the same manner as cash interest payments are made.

If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest and premium, if any, will be paid to the Person in whose name a note is registered at the close of business on such record date.

Upon the commencement of an Asset Sale Offer, the Company will send, by first class mail, a notice to the trustee and each of the holders, which contains all instructions and materials necessary to enable the holders to tender notes pursuant to the Asset Sale Offer. The notice, which will govern the terms of the Asset Sale Offer, will state:

•	that the Asset Sale Offer is being made pursuant to the relevant provision of the indenture and the length of time the Asset Sale Offer will remain open;

•	the Offer Amount, the purchase price and the Purchase Date;

•	that any note not tendered or accepted for payment will continue to accrue interest;

•	that, unless the Company defaults in making such payment, any note accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Purchase Date;

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that holders electing to have a note purchased pursuant to an Asset Sale Offer may elect to have notes purchased in integral multiples of $1.00 only; provided that no note in denominations of $2,000 or less may be redeemed or purchased in part, or if a PIK Payment has occurred, no notes of $1.00 or less shall be redeemed or purchased in part;

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that holders electing to have notes purchased pursuant to any Asset Sale Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” attached to the notes completed, or transfer by book-entry transfer, to the Company, a Depositary, if appointed by the Company, or a paying agent at the address specified in the notice at least three days before the Purchase Date;

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that, if the aggregate principal amount of notes surrendered by the holders exceeds the Offer Amount, the trustee will select notes for purchase on a pro rata basis, by lot or other method in any case the trustee considers appropriate, with respect to Global Notes, subject to the rules and procedures of the Depositary unless otherwise required by law or applicable stock exchange requirements; and

•	that holders whose notes were purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered (or transferred by book-entry transfer).

On or before the Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Offer Amount has been tendered, all notes tendered, and will deliver or cause to be delivered to the trustee the notes properly accepted together with an officer’s certificate stating that such notes or portions thereof were accepted for payment by the Company in accordance with the terms of the Asset Sale Offer. The Company, the Depositary or the paying agent, as the case may be, will promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering holder an amount equal to the purchase price of the notes tendered by such holder and accepted by the Company for purchase, and the Company will promptly issue a new note, and the trustee, upon a written order from the Company, will authenticate and mail or deliver (or cause to be transferred by book entry) such new note to such holder, in a principal amount equal to any unpurchased portion of the notes tendered by such holder. Any note not so accepted shall be promptly mailed or delivered by the Company to the holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Purchase Date.

If less than all of the notes are to be purchased in an Asset Sale Offer at any time, the trustee will select notes for purchase on a pro rata basis, by lot or other method in any case the trustee considers appropriate, with respect to Global Notes, subject to the rules and procedures of the Depositary unless otherwise required by law or applicable stock exchange requirements.

The trustee will promptly notify the Company in writing of the notes selected for purchase and, in the case of any notes selected for partial purchase, the principal amount thereof to be purchased. Except as otherwise provided in “—Certain Covenants—Asset Sales,” provisions of the indenture that apply to notes purchased also apply to portions of notes purchased.

No later than 10:00 a.m. Eastern Time on the Purchase Date, the Company will deposit with the trustee or with the paying agent money sufficient to pay the purchase price of and accrued interest or premium, if any, on all notes to be purchased on that date. If the Company complies with the provisions of the preceding sentence, on and after the Purchase Date, interest will cease to accrue on the notes or the portions of notes purchased. If any note purchased is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or Purchase Date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the notes and in the indenture.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture with respect to an Asset Sale Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the indenture by virtue of such compliance.

Notwithstanding anything in the indenture to the contrary, (i) to the extent that any of or all the Net Proceeds received by a Foreign Subsidiary are prohibited or delayed under any requirements of law from being repatriated to the Company, the portion of such Net Proceeds so affected will not be required to be applied in compliance with “—Certain Covenants—Asset Sales” and shall not constitute Excess Proceeds and may be retained by the applicable Foreign Subsidiary so long, but only so long, as the applicable requirement of law will not permit repatriation to the Company (the Company having agreed to cause the applicable Foreign Subsidiary to promptly take all actions reasonably required by the applicable requirement of law to permit such repatriation), and once such repatriation of any of such affected Net Proceeds is permitted under the applicable requirement of law, such repatriation will be promptly effected and such repatriated Net Proceeds will be promptly applied (net of additional Taxes payable or reserved against as a result thereof), and (ii) to the extent that and for so long as the Company has determined in good faith that repatriation of any of or all the Net Proceeds would have a material adverse tax consequence (taking into account any foreign tax credit or benefit actually realized in connection with such repatriation), the Net Proceeds so affected will not be required to be applied in compliance with “—Certain Covenants—Asset Sales” and shall not constitute Excess Proceeds and may be retained by the applicable Foreign Subsidiary; provided that when the Company determines in good faith that repatriation of any of or all the Net Proceeds received by a Foreign Subsidiary would no longer have a material adverse tax consequence (taking into account any foreign tax credit or benefit actually realized in connection with such repatriation), such Net Proceeds shall be promptly applied (net of additional Taxes payable or reserved against as a result thereof) in compliance with “—Certain Covenants—Asset Sales.”

Specified Ineligible LCE Available Excess Cash. The indenture provides that, on a semi-annual basis, the Company shall use commercially reasonable efforts to cause each Ineligible LCE that owns a Specified Rig at such time to, directly or indirectly, dividend or otherwise distribute all Ineligible LCE Available Excess Cash of such Person to the Company or a subsidiary guarantor (and/or apply such Ineligible LCE Available Excess Cash to repay loans owed by such Person and/or otherwise return Investments made in such Person to one or more of the Company or a subsidiary guarantor).

Further Instruments and Acts; Further Assurances; Additional Guarantors. The indenture provides that, subject to the Agreed Security Principles:

The Company and the subsidiary guarantors will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of the indenture as may be reasonably required by the collateral agent from time to time, or that may be reasonably requested by holders of a majority in principal amount of the notes, in order to:

•	create and perfect (to the extent perfection is required pursuant to the Agreed Security Principles) a Lien on any asset required to be Collateral;

•	execute, deliver and perform under each Collateral Document to which such Person is required to be a party;

•	carry out the terms and provisions of the Collateral Documents to which such Person is required to be a party;

•	maintain the validity, enforceability and priority of any of the required Collateral Documents and the Liens on the Collateral required to be created thereby; and

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assure, convey, grant, assign, transfer, preserve, protect and confirm to the collateral agent any of the rights granted now or hereafter intended by the parties thereto to be granted to the collateral agent (and the security trustee) under the required Collateral Documents with respect to any asset required to be Collateral or under any other instrument executed in connection with the indenture.

If (i) the Company forms or acquires any Restricted Subsidiary after February 5, 2021 that is not an Excluded Subsidiary, (ii) any existing Restricted Subsidiary that was an Excluded Subsidiary ceases to be an Excluded Subsidiary, (iii) the Company elects to have an Excluded Subsidiary become a Discretionary Guarantor or (iv) any Subsidiary guarantees the obligations under (or is a “borrower” under) the Revolving Loan Credit Agreement, any other Material Senior Credit Facility and/or any other Material Indebtedness and such Subsidiary is not already a party hereto as a subsidiary guarantor, then the Company will promptly notify the trustee thereof and, subject to the Agreed Security Principles, within 30 days (or such longer period (x) as consented to by the collateral agent (such consent not to be unreasonably withheld, conditioned or delayed) or (y) provided for under any Senior Credit Facility and/or any other Material Indebtedness for such Subsidiary to become a guarantor thereunder or to take any similar action thereunder as contemplated hereby) such Subsidiary (each such Subsidiary, a “Subsequent Guarantor”) shall, and the Company shall cause such Subsidiary to, take the following actions; provided that such initial 30 days (or such additional periods provided for under any Senior Credit Facility and/or any other Material Indebtedness) period referred to above with respect to any such Subsidiary shall be automatically extended by an additional 30 days (or such additional periods provided for under any Senior Credit Facility and/or any other Material Indebtedness) at the expiration thereof if the Company and such Subsidiary is diligently pursuing the applicable steps required hereby:

•	execute and deliver to the trustee a supplemental indenture, pursuant to which such Restricted Subsidiary will guarantee the notes;

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execute and deliver to the collateral agent (or the security trustee) all applicable Collateral Documents (and/or supplements or joinder agreements or other similar agreements with respect the applicable Collateral Documents);

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take such actions to create, grant, establish and perfect (to the extent perfection is required pursuant to the Agreed Security Principles) the Liens on such Subsequent Guarantor’s assets that are required to become Collateral;

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other than with respect to any Immaterial Subsidiary, deliver to the trustee and the collateral agent an opinion of counsel and officer’s certificate that such supplemental indenture and other Collateral Documents required to be executed and delivered by such Subsequent Guarantor; and

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if any Capital Stock of such Subsequent Guarantor is owned by or on behalf of the Company or any other subsidiary guarantor, cause, subject to the Agreed Security Principles, such Capital Stock to be pledged pursuant to the Security Agreement or other applicable Collateral Document.

Upon delivery of any Rig under construction to the Company or any of its Restricted Subsidiaries as owner thereof after February 5, 2021 or the acquisition by the Company or any of its Restricted Subsidiaries of any Rig after such date (to the extent such Rig is not an Excluded Rig or already subject to a Collateral Rig Mortgage) or the re-flagging of a Collateral Rig in different jurisdiction after February 5, 2021, the Company shall within 30 days for Rigs registered in Liberia and within 120 days for all other Rigs (or, in each case, such longer period as consented to by the collateral agent (such consent not to be unreasonably withheld, conditioned or delayed)) of such delivery, acquisition or re-flagging; provided that such initial 30-day period or 120-day period, as applicable, referred to above with respect to any such Rig shall be automatically extended by an additional 30 days (or such additional periods provided for under any Senior Credit Facility and/or any other Material Indebtedness, as applicable) at the expiration thereof if the Company is diligently pursuing the applicable steps required hereby:

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execute and deliver, or cause such Restricted Subsidiary(ies) to execute and deliver, and cause to be filed for recording (or make arrangements satisfactory to the collateral agent for the filing for recording thereof) in the appropriate vessel or ship registry, an amendment or supplement to an existing Collateral Rig Mortgage or such other Collateral Rig Mortgage as shall be necessary or appropriate to grant to the collateral agent (or the security trustee), for the ratable benefit of the Securities Secured Parties, a Lien over such Rig owned by the Company or any of its Restricted Subsidiaries, as applicable; and

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in connection with the execution and delivery of such Collateral Rig Mortgage (or, as applicable, such amendment or supplement to an existing Collateral Rig Mortgage) over such additional Collateral Rig, deliver, or cause the applicable Collateral Rig Owner to deliver, (x) certificates of registration showing the registered ownership of such Collateral Rig and the results of maritime lien registry searches indicating no record liens other than Permitted Liens with respect to such additional Collateral Rig, and (y) if requested by the collateral agent, a customary legal opinion of counsel relating to matters governed by the laws of the jurisdiction in which the applicable additional Collateral Rig is flagged, covering customary matters and in form and substance reasonably satisfactory to the collateral agent (it being agreed that any such opinion substantially in the form of a comparable opinion previously delivered to the trustee or collateral agent for any specific jurisdiction shall be deemed reasonably acceptable for such purposes).

Upon the exercise by the trustee, collateral agent or any holder of any power, right, privilege or remedy under the indenture or any of the Collateral Documents which requires any consent, approval, recording, qualification or authorization of any governmental authority, the Company will execute and deliver all applications, certifications, instruments and other documents and papers that may be required from the Company for such governmental consent, approval, recording, qualification or authorization.

Designation of Restricted and Unrestricted Subsidiaries. The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that no Subsidiary that is a guarantor or borrower under the Revolving Loan Credit Agreement or any Material Senior Credit Facility and/or any other Material Indebtedness may be designated as an Unrestricted Subsidiary (unless such Subsidiary will be released from its guarantee of the obligations under (or, if applicable, terminated and released as a “borrower” under) each of the Revolving Loan Credit Agreement, all Material Senior Credit Facilities and all other Material Indebtedness substantially concurrently with such designation). If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and the Restricted Subsidiaries in the Subsidiary designated as unrestricted will be deemed to be an Investment made as of the time of the designation and will be treated as a Restricted Payment or a Permitted Investment under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would not be prohibited at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default. If, at any time, any Unrestricted Subsidiary would fail to meet the indenture’s requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under the indenture, the Company will be in default thereunder. The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the indenture, calculated on a pro forma basis as if such designation had occurred at the beginning of the reference Test Period; and (2) no Default or Event of Default would be in existence following such designation.

Consolidation, Amalgamation, Conveyance, Transfer or Lease of Assets. The indenture provides that we will not consolidate or amalgamate with or merge into any other person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of our properties and assets to any person, other than one of our direct or indirect Restricted Subsidiaries unless:

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either (i) we shall be the continuing person or (ii) the person formed by such consolidation or amalgamation or into which we are merged, or the person which acquires, by sale, lease, conveyance, transfer or other disposition, all or substantially all of our properties and assets, as applicable, is organized or existing under the laws of any State of the United States, the District of Columbia, the Cayman Islands or England and Wales (the “Successor Company”) (provided that if the Successor Company is not a corporation, a co-obligor of the notes is a corporation) and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on or any Additional Amounts with respect to the notes;

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immediately after giving effect to such transaction and any related transactions, no default or Event of Default shall have occurred and be continuing or would result therefrom and we would be permitted to incur at least $1 of additional indebtedness in accordance with “—Certain Covenants—Limitation on Indebtedness”;

•	each subsidiary guarantor shall by supplemental indenture confirm that its notes guarantee shall apply to its obligations under the indenture and the notes; and

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we deliver to the trustee an officers’ certificate and an opinion of counsel, each in the form required by the indenture and stating that the transaction and the supplemental indenture comply with the indenture.

Tax Additional Amounts

We will pay any amounts due with respect to payments on the notes without deduction or withholding for any and all present and future withholding taxes, levies, imposts and charges (a “withholding tax”) imposed by or for the account of any jurisdiction (a) in which we are incorporated, organized, managed, controlled or resident for tax purposes, (b) in which a branch, office, assets or permanent establishment of us is located or (c) from or through which the relevant payment is made or any political subdivision or taxing authority of such jurisdiction (the “Taxing Jurisdiction”), unless such withholding or deduction is required by law. If such deduction or withholding is at any time required, we will (subject to compliance by you with any relevant administrative requirements) pay you additional amounts as will result in your receipt of such amounts as you would have received had no such withholding or deduction been required.

If the Taxing Jurisdiction requires us to deduct or withhold any of these taxes, levies, imposts or charges, we will (subject to compliance by the holder of a note with any relevant administrative requirements) pay such additional amounts (“Additional Amounts”) in respect of the principal amount, redemption price and interest (if any) as will result in such holder’s receipt of such amounts as it would have received had no such withholding or deduction been required in accordance with the terms of the notes and the indenture. However, we will not pay any Additional Amounts in the following instances:

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if any withholding would not be payable or due but for the fact that (1) the holder of a note (or a fiduciary, settlor, beneficiary of, member or shareholder of, the holder, if the holder is an estate, trust, partnership or corporation) is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or fixed base or being physically present in, the Taxing Jurisdiction or otherwise having some present or former connection with the Taxing Jurisdiction other than the holding or ownership of the note or the collection of the principal amount, redemption price and interest (if any), in accordance with the terms of the note and the indenture, or the enforcement of the note or (2) where presentation is required, the note was presented more than 30 days after the date such payment became due or was provided for, whichever is later;

•	if any withholding tax is attributable to any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, levy, impost or charge;

•	if any withholding tax is attributable to any tax, levy, impost or charge that is payable otherwise than by withholding from payment of the principal amount, redemption price and interest (if any);

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if any withholding tax would not have been imposed but for the failure to comply with certification, identification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the relevant tax authority of the holder or beneficial owner of the note, if (A) this compliance is required by statute or by regulation as a precondition to relief or exemption from such withholding tax and (B) at least 30 days prior to the first scheduled payment date for which compliance will be required, we have notified holders or beneficial owners of notes that they must comply with such certification, identification, information, documentation or other reporting requirements;

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to the extent (i) a holder of a note is entitled to a refund or credit in such Taxing Jurisdiction of amounts required to be withheld by such Taxing Jurisdiction and (ii) such holder is unable to provide evidence of its inability to obtain such refund or credit within ten days of us notifying such holder of the application of this provision; or

•	any combination of the instances described in the preceding bullet points.

With respect to the fifth bullet point listed above, in the absence of evidence satisfactory to us (except in the circumstance described in clause (ii) of such bullet point), we may conclusively presume that a holder of a note is entitled to a refund or credit of all amounts required to be withheld. We also will not pay any additional amounts to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof, would not have been entitled to the payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the note.

Each subsidiary guarantor will, with respect to its notes guarantee, pay Additional Amounts, subject to the above requirements and limitations, with respect to any withholding tax imposed by or for the account of any Taxing Jurisdiction (which, for this purpose, includes any jurisdiction (a) in which such subsidiary guarantor is incorporated, organized, managed, controlled or resident for tax purposes, (b) in which a branch, office, assets or permanent establishment of it is located or (c) from or through which the relevant payment) with respect to any payments made under the notes guarantee.

If reasonably requested by any holder of the notes, we will furnish to the trustee documentation reasonably satisfactory to the trustee evidencing the payment of any withholding taxes with respect to payments on the notes. Copies of such receipts will be made available to the holders of the notes or beneficial owners of the notes upon written request.

If the Company or any subsidiary guarantor is required by any applicable law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any withholding tax in respect of which such obligor would be required to pay an Additional Amount, but for any reason does not make such deduction or withholding with the result that a liability in respect of such withholding tax is assessed directly against any holder, and such holder pays such liability, then the Company or the subsidiary guarantors will promptly reimburse the trustee for the benefit of such applicable holder, for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company or any subsidiary guarantor) upon demand by such holder accompanied by any official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

Events of Default

An “Event of Default” means, with respect to the notes, any of the following events:

•	failure to pay principal of or premium (if any) on any notes when due and payable at maturity, upon redemption or otherwise;

•	failure to pay any interest on or any Additional Amounts with respect to notes when due and payable and such default continues for 30 days;

•

default in the performance or breach of any covenant in the indenture, which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in aggregate principal amount of the outstanding notes (either of such notices, a “Notice of Default”) as provided in the indenture;

•

(i) any notes guarantee of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such notes guarantee or pursuant to the terms of the indenture) or such subsidiary guarantor denies or disaffirms its obligations under such notes guarantee or (ii) the Collateral Documents after delivery thereof shall for any reason (other than in accordance with the terms thereof or pursuant to the terms of the indenture) cease to be a valid and perfected lien in any material portion, when taken as a whole, of the Collateral of the Company and the subsidiary guarantors that are Significant Subsidiaries purported and required to be covered thereby (except to the extent that any such loss of perfection results from the failure of the trustee or the collateral agent to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents or to file continuation statements (or similar filings in the relevant jurisdiction) and except as to Collateral consisting of real property or Rigs to the extent that such losses are covered by a lender’s title insurance policy and such insurer has not denied or failed to acknowledge coverage), or NFC or any such Significant Subsidiary shall so state in writing;

•	certain events of bankruptcy, insolvency or reorganization, as the case may be, involving any Significant Subsidiary or us;

•

default under any bond, debenture, note or other evidence of Indebtedness by the Company or any of its Significant Subsidiaries or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness resulting in the acceleration of such Indebtedness and with respect to which there has been such a default in payment shall exceed $50 million;

•	any failure to pay principal of, or premium (if any) and interest on the Revolving Loan Credit Agreement when due and payable at maturity;

•

one or more final judgments or orders for the payment of money, fines or penalties involving an aggregate liability of $50 million or more (not paid or to the extent not covered by insurance (subject to customary deductible)) is entered against the Company or any Significant Subsidiary and such judgment, order, penalty or fine shall not have been satisfied, vacated, discharged, stayed or bonded, as applicable, pending appeal for a period of 60 consecutive days; or

•	a UK Insolvency Event shall occur in respect of any UK Relevant Entity.

If an Event of Default occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes may declare the entire principal of and interest on all the notes issued under the indenture to be due and payable immediately. If an Event of Default occurs that is a result of certain events relating to the Company or any Significant Subsidiary in bankruptcy, insolvency or reorganization, as the case may be, the principal amount and interest on the notes issued under the indenture shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. If any of the above happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the notes can void the declaration.

Upon the occurrence of an Event of Default with respect to notes all or part of which are represented by a Global Note, a record date shall automatically set for the purpose of determining the holders entitled to join in any Notice of Default, which record date shall be the close of business on the day the trustee shall have received such Notice of Default. The holders on such record date (or their duly appointed agents), and only such persons, shall be entitled to join in such Notice of Default, whether or not such holders remain holders after such record date; provided that, unless such Notice of Default shall have become effective by virtue of holders of the requisite principal amount of notes on such record date (or their duly appointed agents) having joined in such Notice of Default prior to the day which is 90 days after such record date, such Notice of Default shall automatically be cancelled and of no further effect. A holder (or duly appointed agent thereof) may give, before or after expiration of such 90 day period, a Notice of Default contrary to or different from a Notice of Default previously given by a holder, or from giving, after the expiration of such period, a Notice of Default identical to a Notice of Default that has been cancelled pursuant to the proviso to the preceding sentence, in any of which events a new record date in respect thereof shall be set as provided in the immediately preceding sentence.

The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes, waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of outstanding notes may waive any past default under the indenture, except:

•	in the case of the payment of the principal of, premium (if any) or interest on any notes or the payment of Additional Amounts, if any; or

•	except as described below under the caption “—Amendment, Supplement and Waiver.”

A holder of notes issued under the indenture may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of a continuing Event of Default for the notes;

•	the holders of at least 25% in principal amount of the outstanding notes make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity or security satisfactory to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity or security;

•	during that 60-day period, the holders of a majority in principal amount of the notes do not give the trustee a direction inconsistent with the request; and

•	such action does not violate the Collateral Agency Agreement or any Senior Lien Intercreditor Agreement.

In most cases, holders of a majority in principal amount of the outstanding notes may direct the time, method and place of:

•

with respect to notes, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising as a result of specified Events of Default; or

•

with respect to all notes issued under the indenture that are affected, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising other than as a result of such specified Events of Default.

The trustee or collateral agent, however, may refuse to follow any such direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other holders of the notes, or would expose the trustee to personal liability. In addition, prior to acting at the direction of holders, the trustee will be entitled to be indemnified by those holders against any loss and expenses caused thereby.

The indenture will require the Company to deliver each year to the trustee a written statement as to its compliance with the covenants contained in the indenture.

Discharge and Defeasance

We may satisfy and discharge our obligations under the indenture with respect to the notes by depositing with the trustee cash or government securities sufficient to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the notes. If this happens, the holders of the notes will not be entitled to the benefits of the indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes.

The terms of the notes provide that we (and any subsidiary guarantors) will be permitted to terminate certain of our obligations and those of the subsidiary guarantors under the indenture, including certain covenants described above under “—Certain Covenants” pursuant to the indenture’s covenant defeasance provisions only if we deliver to the trustee an opinion of counsel that covenant defeasance will not cause holders of the notes to recognize income, gain or loss for U.S. federal income tax purposes and such holders shall be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times if such defeasance had not occurred. Thereafter, any omission to comply with such obligations or provisions will not constitute a default or Event of Default. In the event covenant defeasance occurs in accordance with the indenture, certain events described under the caption “—Events of Default” will no longer constitute an Event of Default with respect to the notes.

The terms of the notes also provide for legal defeasance. Legal defeasance is permitted only if we deliver to the trustee an opinion of counsel stating that (x) we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling to the effect that legal defeasance will not cause holders of the notes to recognize income, gain or loss for U.S. federal income tax purposes or (y) that since February 5, 2021 there has been a change in the applicable U.S. federal income tax law to the same effect, and based thereon such holders shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times if such defeasance had not occurred.

Amendment, Supplement and Waiver

Modifications and amendments of the indenture may be made by the Company, the subsidiary guarantors and the trustee with the written consent of the holders of a majority in principal amount of the outstanding notes issued under the indenture affected by such modification or amendment. We must obtain the consent of each holder of notes affected by a particular amendment or waiver, however, if such amendment or waiver:

•	changes the stated maturity of the notes, or any installment of principal of or interest on any note;

•	change any of our obligations to pay Additional Amounts (except under certain circumstances provided in the indenture);

•	reduces the principal amount of or the interest rate applicable to any note;

•	changes any place of payment for any note;

•	changes the currency in which the principal, premium, or interest of any note may be repaid;

•	amends the contractual right of the holder of any note to institute suit for the enforcement of any payment due in respect of any note on or after stated maturity;

•	reduces the amount of notes whose holders must consent to an amendment, supplement or waiver;

•

waives any default in the payment of principal of, or premium or interest on, any note due under the indenture (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the indenture or any notes guarantee which cannot be amended or modified without the consent of all affected holders);

•

makes any change to or modify the ranking of the notes as to the contractual right of payment in a manner that would adversely affect the holders thereof, except in accordance with the terms of the indenture;

•

releases Liens on (a) any Collateral Rig (directly or indirectly (including by way of release of security interest in Capital Stock)) or (b) with respect to other Collateral, material portion of such other Collateral, except in accordance with the terms of the indenture; or

•	releases any subsidiary guarantor from any of its obligations under the notes guarantees or the indenture, except in accordance with the terms of the indenture.

Notwithstanding the foregoing, we may amend the indenture or the notes without the consent of any holder:

•	to cure any ambiguity, defect or inconsistency;

•	to comply with the indenture’s provisions with respect to successor corporations;

•

with respect to any Pledgor other than the Company or a subsidiary guarantor, provide for the assumption of such Pledgor’s obligations under the applicable Securities Documents in the case of a consolidation, amalgamation, merger or sale of all or substantially all of such Person’s assets in a transaction not otherwise prohibited under the indenture;

•	to make any change that does not adversely affect the rights of any holder of notes in any material respect;

•	add to the covenants of the Company for the benefit of the holders or to surrender any right or power conferred upon the Company in the indenture;

•	comply with any requirements of the Commission in connection with qualifying, or maintaining the qualification of, the indenture under the TIA;

•	evidence and provide for the acceptance and appointment under the indenture of a successor trustee, a successor collateral agent or a successor paying agent thereunder;

•	to issue additional notes (including PIK notes) as permitted by the indenture;

•

make any amendment to the provisions of the indenture relating to the transfer and legending of notes as permitted thereby; provided, however, that such amendment does not materially and adversely affect the rights of holders to transfer notes;

•	add Collateral, or substitute or replace any Collateral with similar assets, with respect to any or all of the notes and/or the notes guarantees;

•	add a Pledgor, or substitute or replace any Pledgor with similar assets, with respect to any or all of the notes and/or the notes guarantees;

•	release any Collateral from the Lien securing the notes when not prohibited or when required by the applicable Collateral Document(s) or the indenture;

•	with respect to the Securities Documents, make any amendments or supplements as provided in the relevant Securities Document;

•	comply with the rules of any applicable securities depositary;

•	add a subsidiary guarantor, a guarantee of Noble Parent Company or a co-obligor of the notes, the Senior Credit Facility and/or the Securities Documents;

•

to allow a subsidiary guarantor to execute a supplemental indenture or a notes guarantee or to release any subsidiary guarantor from any of its obligations under its notes guarantee or the provisions of the indenture, in accordance with the terms of such notes guarantee or pursuant to the terms of the indenture; or

•

to evidence or give effect to any subordination or release of any Lien on any Collateral granted to or held by it under any Securities Document to the holder of any Permitted Lien described in clause (l) or (bb) of the definition of “Permitted Liens” (or any modification, replacement, renewal, extension or refinancing thereof permitted by clause (gg) of the definition of “Permitted Liens”).

We shall not, and shall not permit any of the Restricted Subsidiaries to pay or cause to be paid any consideration to or for the benefit of any holder for, or as an inducement to, any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes or the notes guarantees unless such consideration is offered to be paid and is paid to all holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment; provided that if such consent, waiver or amendment is in connection with an exchange offer for the notes, such exchange offer may be limited to only those holders that are QIBs or AIs.

Trustee

U.S. Bank Trust Company, National Association (successor to U.S. Bank National Association) will act as the initial trustee, paying agent, transfer agent and registrar with respect to the notes. U.S. Bank Trust Company, National Association also performs certain other services for, and transacts other banking business with us, in the normal course of business. The address of the trustee is 8 Greenway Plaza, Suite 1100, Houston, Texas 77046.

Governing Law

The indenture, the notes and the notes guarantees will be governed by and construed in accordance with the laws of the State of New York.

Definitions

“Account Control Agreement” means, with respect to any Commodity Account, Deposit Account or Securities Account established or owned by a Grantor, an agreement, in form and substance reasonably satisfactory to the collateral agent, establishing “Control” (as defined in the Security Agreement) of such Commodity Account, Deposit Account or Securities Account, as applicable, by the collateral agent (it being understood and agreed that, unless a Notified Parity Lien Debt Default has occurred and is continuing, the collateral agent shall not exercise dominion or control over any Commodity Account, Deposit Account or Securities Account subject to such agreement or issue any instructions with respect thereto or any cash or other assets on deposit in or held in any such Commodity Account, Deposit Account or Securities Account). For the avoidance of doubt, no Account Control Agreement shall be required with respect to any Excluded Account or any non-U.S. account.

“Acquired Asset Value” means, in respect of the assets received (a) by the Company or any subsidiary guarantor pursuant to any Designated Asset Swap or (b) by the Company or any Restricted Subsidiary in exchange for the assets exchanged by the Company or such Restricted Subsidiary pursuant to any Asset Swap permitted under the indenture, the total value of such received assets, which value shall be, (i) in the case of a Rig, as reflected in a third party appraisal obtained by or on behalf of the Company or such Restricted Subsidiary as the fair market value of such Rig (which appraised value may include the value of net cash flows through any then-existing contracted backlog) and (ii) in the case of any other asset, the fair market value thereof as determined in good faith by the Company.

“Acquisition EBITDA Adjustments” means, with respect to the calculation of EBITDA as of any date of determination:

(a) solely in connection with calculating EBITDA for the purposes of any incurrence test in connection with any Permitted Acquisition or similar investment where such calculation is based on contract(s) which, as of the date such Permitted Acquisition or other similar permitted investment is to be consummated, (i) have commenced or have an estimated contract start date (as determined in good faith by the Company as of such date) that is no later than the three-month (or such longer period provided for under any First Lien Indebtedness) anniversary of the date of such consummation and (ii) have a remaining term of at least one (1) year (or such longer period provided for under any First Lien Indebtedness) from the date of such consummation, for any fiscal quarter prior to the Commercial Operation Date (beginning with the four-fiscal quarter period that includes the fiscal quarter in which the applicable transaction is consummated and thereafter until the applicable Commercial Operation Date (including the fiscal quarter in which such Commercial Operation Date occurs)), an amount determined by the Company as the EBITDA attributable to the Rig(s) contemplated to be acquired pursuant to such transaction, in each case, for the first 12-month period (or such longer period provided for under any First Lien Indebtedness) following the consummation of the applicable Permitted Acquisition or similar investment; and

(b) otherwise with respect to any Rig(s) acquired or constructed after the date hereof during any Test Period (and notwithstanding any restatement of the consolidated financial statements of the Company or any direct or indirect parent of the Company in connection with any such acquisition), an amount equal to the lesser of (i) the EBITDA that would have been attributable to such Rig(s) if such Rig(s) had been acquired on the first day of the Test Period mostly recently ended prior to the consummation of such transaction, determined on a historical pro forma basis (which amount pursuant to this clause (i) shall not be less than zero) and (ii) an amount determined by the Company, based on contracts for such Rig(s) and other factors and assumptions believed by the Company to be reasonable or appropriate at the time, as the EBITDA forecasted to be attributable to such “Applicable Premium” means, with respect to any note on any Redemption Date, the present value at such Redemption Date of all required interest payments due on such note (assuming cash interest payments) through February 15, 2024, computed using a discount rate equal to the Treasury Rate plus 50 basis points.

“Act of Parity Lien Debtholders” means, as to any matter at any time, a direction in writing delivered to the collateral agent by or with the written consent of the holders of Parity Lien Debt representing the Required Parity Lien Debtholders.

“Additional Parity Lien Debt” means additional Parity Lien Debt that is permitted by each applicable Parity Lien Document to be incurred and to be secured with a Parity Lien equally and ratably with all previously existing and future Parity Lien Debt.

“Additional Secured Debt Designation” means the written agreement of the holders of any Series of Parity Lien Debt or their Parity Lien Representative, as set forth in the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, for the benefit of (i) the Parity Lien Secured Parties, the Priority Lien Agent and each existing and future holder of Priority Liens and (ii) if applicable, all holders of each existing and future Series of Parity Lien Debt, the collateral agent, and each existing and future holder of Parity Liens, in each case:

•

that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by any Grantor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the collateral agent, for the benefit of the Parity Lien Secured Parties, equally and ratably;

•

that such Parity Lien Representative and the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of Priority Liens and Parity Liens and the order of application of proceeds from the enforcement of Priority Liens and Parity Liens; and

•

appointing the collateral agent and consenting to the terms of the Collateral Agency Agreement, the Intercreditor Agreement and the performance by the collateral agent of, and directing the collateral agent to perform, its obligations under the Collateral Agency Agreement or applicable security documents, as applicable, and the Intercreditor Agreement, together with all such powers as are reasonably incidental thereto.

“Additional Securities” means the Securities issued under the indenture after February 5, 2021, including PIK notes, whether or not they bear the same CUSIP number, it being understood that any Securities issued in exchange for or in replacement of any Securities issued on February 5, 2021 shall not be Additional Securities.

“Additional Subject Jurisdiction” means any jurisdiction (other than any Initial Subject Jurisdiction) in which a Required Guarantor (a) is organized, incorporated or formed and/or (b) has material operations or owns any assets, but only if, in the case of any such jurisdiction referred to in clause (a) or (b) above, (x) the fair market value (as determined in good faith by the Company) of all assets (excluding (i) Rigs, (ii) intercompany claims, (iii) Deposit Accounts, Securities Accounts and other bank accounts and assets deposited in or credited to any such account, (iv) spare part equipment, and (v) any assets which are (x) in transit or temporarily located in such jurisdiction, or (y) being transported to or from, or is in the possession of or under the control of, a bailee, warehouseman, repair station, mechanic, or similar Person, for purposes of repair, improvements, service or refurbishment in the ordinary course of business) which are owned by any Required Guarantor in such jurisdiction and reasonably capable of becoming Collateral exceeds $10,000,000 (or, if less, the threshold for the corresponding requirements with respect to “Additional Subject Jurisdictions” (or other equivalent term or requirement, in each case, as defined under any Priority Lien Document for purposes of the collateral requirements thereunder)) for such jurisdiction, (y) a reasonable request has been made in writing by the collateral agent or the Required Parity Lien Debtholders to designate, or the Company has notified the collateral agent in writing that the Company has elected to designate, such jurisdiction as an “Additional Subject Jurisdiction” and (z) the designation of such jurisdiction as an “Additional Subject Jurisdiction” would not conflict with the Agreed Security Principles.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling” and “controlled”), when used with respect to any Person, means the power, directly or indirectly, to direct or cause the direction of management or policies of a Person (through the ownership of voting securities, other Capital Stock, by contract or otherwise). Notwithstanding the foregoing, no PIMCO Entity nor GoldenTree Entity shall be considered an Affiliate of Noble Parent Company, the Company or any of their Subsidiaries.

“Agreed Security Principles” means:

(a) the Parity Lien Documents shall not require any Person to take steps to create or perfect any Lien on Excluded Property;

(b) perfection through Account Control Agreements or other actions (other than to the extent not constituting an Excluded Account pursuant to clause (a), (b), (c) or (e) of the definition of “Excluded Accounts,” the filing of UCC-1 financing statements, or giving of notice (to the extent reasonably required in any Parity Lien Security Document, which requirement, for the avoidance of doubt, shall be subject to any other applicable Agreed Security Principle), as applicable) shall not be required with respect to (i) any Excluded Account or (ii) any non-U.S. Deposit Account, non-U.S. Securities Account, non-U.S. Commodity Account or other non-U.S. bank account (it being understood that a Grantor or Restricted Subsidiary may, in its sole discretion, take any action from time to time of the type referred to in any clause of the definition of “Qualified Cash” with respect to one or more non-U.S. accounts of such Person); provided that, with respect to any account of a Grantor referred to in clause (ii) above that (x) is not an Excluded Account, (y) has an average monthly account balance in excess of $7,500,000 (or, if less, the threshold for the corresponding provision of the “Agreed Security Principles” (or other equivalent term, in each case, as defined under any Priority Lien Document for purposes of the collateral requirements thereunder)) and (z) is reasonably capable of becoming Collateral, if required by applicable law or where it is consistent with market practice to perfect Liens, the relevant Grantor shall (1) promptly notify the relevant account bank of the Liens created over such account and (2) use its commercially reasonable efforts consistent with market practice (for a period of up to a maximum of 60 days) to obtain an acknowledgement from the relevant account bank in respect of such notice;

(c) none of the Grantors shall be required to take any actions with respect to the creation, perfection or priority of any Liens on any Collateral within or subject to the laws of the United States other than actions relating to (i) the delivery of certificated securities and certain debt instruments (including intercompany promissory notes) having a value that exceeds $10,000,000 either individually or in the aggregate for all Grantors, $10,000,000 (or, in each case, if less, the threshold for the corresponding provision of the “Agreed Security Principles” (or other equivalent term, in each case, as defined under any Priority Lien Document for purposes of the collateral requirements thereunder)), (ii) the subordination of intercompany liabilities, (iii) the execution and delivery of, and performance under, the Security Agreement, any required short-form intellectual property Parity Lien Security Documents and any required Account Control Agreements (the terms of which shall reflect that the relevant Grantor will have full operational control of the accounts subject thereto absent the occurrence of and continuance of a Notified Parity Lien Debt Default), (iv) any required security interest filings in the U.S. Patent and Trademark Office and the U.S. Copyright Office, (v) the filing of UCC-1 financing statements, and (vi) other actions reasonably agreed between the collateral agent or security trustee (as the case may be) and the Company, subject to customary exceptions and thresholds;

(d) none of the Grantors shall be required to take any actions with respect to the creation, perfection or priority of any Liens on any Collateral that are within or subject to the laws of any jurisdiction other than (i) the Subject Jurisdictions and (ii) solely with respect to the mortgage of each owned Rig required to be Collateral, execution of a Collateral Rig Mortgage (or similar Parity Lien Security Document) and registration thereof in the vessel or ship registry in the relevant jurisdiction of the flag under which such Rig is registered in the name of the owner of such Rig (it being understood that, in connection with a bareboat registration or a temporary re-flagging (or equivalent) of a Collateral Rig not otherwise prohibited by any Parity Lien Document, none of the Grantors or Restricted Subsidiaries shall be required to execute a Collateral Rig Mortgage (or similar Parity Lien Security Document) governed by the laws of, or file any additional mortgage registrations in, the jurisdiction of such bareboat registration or temporary flag (or equivalent) (other than the filing or registration of the existing Collateral Rig Mortgage in the vessel or ship registry in the jurisdiction of such bareboat registration, if such action is required by (or advisable and permitted to be made under) the laws of such jurisdiction)); provided that, except as set forth in the foregoing subclause (ii), no Guarantee or Parity Lien Security Documents shall be required to be delivered under the laws of any jurisdiction other than the Subject Jurisdictions;

(e) general statutory limitations, financial assistance, fiduciary duties, corporate benefit, fraudulent preference, illegality, criminal or personal liability, “thin capitalisation” rules, “earnings stripping,” “controlled foreign corporation” rules, capital maintenance rules (and, for entities incorporated in the Kingdom of Saudi Arabia and other relevant jurisdictions, requirements for compliance with the Shari’ah) and analogous principles may restrict a Restricted Subsidiary from providing a Guarantee or granting Liens on its assets or may require that any Guarantee of and/or Liens securing the Parity Lien Obligations be limited to a certain amount. To the extent that any such limitations, rules and/or principles referred to above require that the Guarantee provided and/or the security or other Liens granted by such Restricted Subsidiary be limited in amount or otherwise in order to make the provision of such Guarantee or the grant of such security or other Liens legal, valid, binding or enforceable or to avoid the relevant Restricted Subsidiary from breaching any applicable law or otherwise in order to avoid personal, civil or criminal liability of the officers or directors (or equivalent) of any Grantor, the limit shall be no more than the minimum limit required by those limitations, rules or principles. To the extent the minimum limit can be reduced by actions or omissions on the part of any Grantor, each Grantor shall use commercially reasonable efforts to take such actions or not to take actions (as appropriate) in order to reduce the minimum limit required by those limitations, rules or principles (and, in this respect, shall have regard to any and all representations made by the collateral agent and the security trustee);

(f) registration or filings of any liens created under any Parity Lien Security Document and other legal formalities and perfection steps, if required under applicable law or regulation or where customary or consistent with market practice, will be completed by each Grantor in the relevant Subject Jurisdiction(s) as soon as reasonably practicable in line with applicable market practice after that security is granted and, in any event, within the time periods specified in the relevant Parity Lien Security Document or within the time periods specified by applicable law or regulation (to the extent that, if registration is made after the time period specified by applicable law or regulation, such Lien will not be perfected or enforceable), in order to ensure due priority, perfection and enforceability of the liens on the Collateral required to be created by the relevant Parity Lien Security Document;

(g) where there is material incremental cost involved in creating or perfecting liens over all assets of a particular category owned by a Grantor in a particular jurisdiction, such Grantor’s grant of security over such category of assets may be limited to the material assets in that category where determined appropriate by the Company and the collateral agent or security trustee, as the case may be, in light of the principles set forth in this definition;

(h) no Lien granted on motor vehicles and other assets (other than any owned Rigs required to be mortgaged as Collateral) subject to certificates of title shall be required to be perfected (other than to the extent such rights can be perfected by filing a UCC-1 financing statement);

(i) the Grantors shall pledge, or cause to be pledged, or mortgaged the Capital Stock of each Restricted Subsidiary that is or becomes a Grantor; provided that the Capital Stock of any Discretionary Guarantor shall only be required to be pledged if such Capital Stock is owned by another Grantor and not otherwise excluded from the Collateral pursuant to the Agreed Security Principles. Each Parity Lien Security Document in respect of security over Capital Stock in any Subsidiary Grantor will be governed by the laws of the country (or state thereof) in which such entity is incorporated, organized or formed; provided that each Parity Lien Security Document in respect of Liens on Capital Stock in (x) any U.S. Grantor will be governed by the laws of the State of New York or (y) any Required Guarantor that is not incorporated, organized or formed in a Subject Jurisdiction or any Discretionary Guarantor may be governed by the laws of the State of New York or the laws of a relevant non-U.S. Subject Jurisdiction. No Grantor or Restricted Subsidiary shall be required to provide any security or take any perfection step in respect of any Capital Stock held in any direct Restricted Subsidiary of any Grantor incorporated, organized or formed outside a Subject Jurisdiction or any entity which is not a Subsidiary Grantor or a direct Material Subsidiary of a Grantor, unless such security can be granted under a customary composite “all asset” security document under the laws of a Subject Jurisdiction; it being understood and agreed that absent a Notified Parity Lien Debt Default that is continuing, there shall be no requirement that any local law perfection steps (or Parity Lien Security Documents) with respect to Capital Stock be taken in any jurisdiction other than a Subject Jurisdiction (other than the preparation and delivery of local law governed share certificates and customary local law stock transfer powers (or equivalent transfer powers) in respect of pledged or mortgaged Capital Stock in any Subsidiary Grantor or any direct Material Subsidiary of a Grantor);

(j) information, such as lists of assets, if required by applicable law or market practice to be provided in order to create or perfect any security under a Parity Lien Security Document will be specified in that Parity Lien Security Document and all such information shall be provided by the relevant Grantor at intervals no more frequent than annually (unless it is market practice to provide such information more frequently in order to perfect or protect such security under that Parity Lien Security Document); provided that the frequency of any such delivery of information and materiality thresholds with respect thereto shall be in line with the customary market practice in the applicable jurisdiction or, so long as a Notified Parity Lien Debt Default is continuing, following the request of the collateral agent or the security trustee, as the case may be;

(k) unless a Notified Parity Lien Debt Default exists, no registration of the Liens on intellectual property constituting Collateral shall be required other than in the relevant U.S. federal registries, as applicable;

(l) no Grantor shall be required to give notice of any Liens on any of its book debts or accounts receivable to the relevant debtors unless (i) a Notified Parity Lien Debt Default has occurred and is continuing or (ii) such notice is required pursuant to the laws of the relevant Subject Jurisdiction to perfect the collateral agent’s or security trustee’s, as the case may be, security interest in such book debts or accounts receivable that relate to any Collateral Rig (for the avoidance of doubt, subject to any other applicable Agreed Security Principle);

(m) each Grantor shall use commercially reasonable efforts to create and perfect first ranking floating charges and general business charges over its assets that are required to constitute Collateral, which floating charges and general business charges shall in each case be in the form and to the extent consistent with market practice in the relevant Subject Jurisdiction;

(n) the Parity Lien Security Documents shall be limited to those documents agreed among counsel for the Grantors and for the collateral agent or security trustee, as the case may be, which documentation shall in each case be (i) in form and substance consistent with the principles set forth in this definition, (ii) customary for the form of Collateral and (iii) as mutually agreed between the collateral agent or the security trustee, as the case may be, and the applicable Grantors;

(o) no documentation with respect to the creation or perfection of liens shall be required for spare part equipment other than as would be customarily provided for in a mortgage over the applicable owned Rig required to be Collateral (if applicable), except to the extent (i) such security can be granted under a customary composite “all asset” security document under the laws of a Subject Jurisdiction or (ii) with respect to any such assets located in a particular jurisdiction that are reasonably capable of becoming Collateral, the fair market value (as determined in good faith by the Company) of such assets located in such jurisdiction exceeds an aggregate amount equal to $10,000,000 (or, if less, the threshold for the corresponding provision of the “Agreed Security Principles” (or other equivalent term, in each case, as defined under any Priority Lien Document for purposes of the collateral requirements thereunder)); and

(p) no lien searches shall be required other than customary searches in the United States, in any other Subject Jurisdiction (but only to the extent (i) the concept of “lien” searches exists therein, (ii) such requirement would be customary or consistent with market practice in such jurisdiction and (iii) such searches can be obtained at commercially reasonable costs) or with respect to owned Rigs (which shall be customary registry searches).

“AIs” means “accredited investors” as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Asset Sale” means the Disposition by the Company or any Restricted Subsidiary of any asset, including any Capital Stock owned by any such Person (provided that the Disposition of all or substantially all of the assets of the Company and the Restricted Subsidiaries, taken as a whole, will be governed by the provisions described in “—Certain Covenants—Consolidation, Amalgamation, Conveyance, Transfer or Lease of Assets” and not by the

provisions described in “—Certain Covenants—Asset Sales”); provided that none of the following shall be an “Asset Sale”:

(a) Dispositions of equipment and other personal property and fixtures that are either (i) obsolete, worn-out or no longer used or useable in the ordinary course of business for their intended purposes, or (ii) replaced by equipment, personal property or fixtures of comparable suitability within 365 days of such Disposition, including but not limited to the Disposition of any boilers, engines, machinery, masts, spars, anchors, cables, chains, rigging, tackle, capstans, outfit, tools, pumps, pumping equipment, apparel, furniture, fittings, equipment, spare parts or any other appurtenances of any Rig that are no longer useful, necessary, profitable or advantageous in the operation of such Rig, replaced by new boilers, engines, machinery, masts, spars, anchors, cables, chains, rigging, tackle, capstans, outfit, tools, pumps, pumping equipment, apparel, furniture, fittings, equipment, spare parts or any appurtenances of comparable suitability;

(b) Dispositions of inventory that is sold in the ordinary course of business;

(c) Dispositions (other than, for purposes of this clause (c), any Disposition or other transfer to an Ineligible LCE) by (i) the Company or any guarantor subsidiary to the Company or any other guarantor subsidiary, or (ii) any Subsidiary that is not a guarantor subsidiary to the Company or any Restricted Subsidiary;

(d) Restricted Payments not prohibited by the provisions described in “—Certain Covenants—Restricted Payments” and Investments not prohibited by the provisions described in “—Certain Covenants—Limitation on Restrictions on Distributions from Subsidiaries”;

(e) the demise, bareboat, time, voyage, other charter, lease or right to use of any Rig in the ordinary course of business;

(f) (i) sales or grants of licenses or sublicenses of (or other grants of rights to use or exploit) intellectual property rights (x) existing as of February 5, 2021, or (y) between or among the Company and the Restricted Subsidiaries or between or among any of the Restricted Subsidiaries, or (ii) non-exclusive licenses or sublicenses of (or other non-exclusive grants of rights to use or exploit) intellectual property rights entered into in the ordinary course of business and not interfering, individually or in the aggregate, in any material respect with the conduct of the business of the Company and the Restricted Subsidiaries;

(g) the sale or discount, in each case without recourse and in the ordinary course of business, of overdue accounts receivable and similar obligations arising in the ordinary course of business, but only in connection with the compromise or collection thereof consistent with customary industry practice (and not as part of any bulk sale or financing transaction);

(h) Dispositions of cash and Cash Equivalents;

(i) any issuance or sale of Capital Stock of any Restricted Subsidiary to the Company or any Restricted Subsidiary; provided that, in the case of such an issuance by a non-wholly owned Restricted Subsidiary, such issuance may also be made to any other owner of Capital Stock of such non-wholly owned Restricted Subsidiary based on such owner’s relative ownership interests (or lesser share) of the relevant class of Capital Stock;

(j) the creation of any Permitted Lien;

(k) Dispositions of property (i) subject to casualty or condemnation proceedings (or similar events), (ii) as a result of any Event of Loss or the occurrence of any event referred to in clause (b) of the definition of “Event of Loss” which would, with the passage of time, constitute an Event of Loss, or (iii) any event of the type referred to in clause (i) or (ii) above with respect to any other Rig;

(l) [reserved];

(m) the Designated Asset Swap;

(n) any other Asset Swap;

(o) abandoning, failing to maintain, allowing to lapse or otherwise Disposing of intellectual property rights that are not material to the conduct of the business of the Company and the Restricted Subsidiaries, taken as a whole, or that the Company or any Restricted Subsidiary determines, in its reasonable business judgment, are not economically practicable to maintain;

(p) any issuance of, or other Disposition of, Capital Stock of any Unrestricted Subsidiary;

(q) leases and subleases of real or personal property in the ordinary course of business and not interfering in any material respect with the business of the Company and its Restricted Subsidiaries, taken as a whole;

(r) [reserved];

(s) any sale and transfer of ownership of any Specified Rig together with the equipment associated with such Specified Rig, to an Ineligible LCE in order to comply with local jurisdictional requirements or customs in connection with a charter party agreement, drilling contract or any demise, bareboat, time, voyage, other charter, lease or other right to use of such Specified Rig (any of the foregoing, a “Relevant Specified Rig Contract”); provided that: (1) no Default or Event of Default exists at the time of such sale or would result therefrom; (2) the Company would have a pro forma Asset Coverage Ratio of no less than 1.50 to 1.00 immediately after giving pro forma effect to such sale and transfer of ownership; (3) the Company or a Restricted Subsidiary directly or indirectly owns at least 50% of the Capital Stock in, or controls, such Ineligible LCE; (4) the Company or a Restricted Subsidiary directly owns 100% of the Capital Stock of the Restricted Subsidiary that directly owns any Capital Stock of such Ineligible LCE (such Restricted Subsidiary that is the direct owner of any Capital Stock in an Ineligible LCE, an “Ineligible LCE Noble Owner”); (5) the applicable Ineligible LCE Noble Owner is or becomes a guarantor subsidiary (or, if such Ineligible LCE Noble Owner is an Excluded Subsidiary pursuant to the first bullet point of the definition thereof, its direct parent or next parent entity up the chain of ownership of such Ineligible LCE Noble Owner that is not such an Excluded Subsidiary is or becomes a guarantor subsidiary); (6) 100% of the Capital Stock of the applicable Ineligible LCE Noble Owner are pledged by the Company or the applicable Restricted Subsidiary pursuant to a Collateral Document (or, if such pledge would be prohibited by applicable law or any contractual restriction, then 100% of the Capital Stock of its direct parent or next parent entity up the chain of ownership of such Ineligible LCE Noble Owner that is not so prohibited from being pledged shall be pledged by the Company or applicable Restricted Subsidiary pursuant to a Collateral Document); (7) for so long as such Specified Rig is owned by an Ineligible LCE pursuant to this clause (s), to the extent the applicable Ineligible LCE Noble Owner is not a guarantor subsidiary and/or does not have its Capital Stock pledged pursuant to subclauses (5) and (6) above, then such Ineligible LCE Noble Owner (i) shall be prohibited from incurring any debt for borrowed money or providing a Guarantee of any debt for borrowed money (other than any permitted intercompany debt owed to the Company or another Restricted Subsidiary, which intercompany debt shall be represented by a promissory note or similar instrument that shall constitute Collateral pledged by the Company or such Restricted Subsidiary, as applicable) and (ii) shall not have any material assets, liabilities or operations other than (x) ownership of the Capital Stock of the applicable Ineligible LCE, direct or indirect ownership of the Capital Stock of any of its other Subsidiaries, and assets, liabilities and activities reasonably related or incidental to the foregoing, (y) intercompany transactions not otherwise prohibited under the indenture, and (z) the notes or the obligations of the Company under the indenture or thereunder (if any); (8) the consideration payable for the sale of such Specified Rig and related equipment to the applicable Ineligible LCE shall be represented by a promissory note or similar instrument issued by such Ineligible LCE to the guarantor subsidiary selling such Specified Rig (any such promissory note or similar instrument, a “Specified Rig Intercompany Note”), which shall (i) be for an initial principal amount not less than the fair market value of such Specified Rig at the time of such sale, (ii) constitute Collateral pledged by such guarantor subsidiary (which entity shall continue to be a guarantor subsidiary for so long as such Specified Rig is owned by an Ineligible LCE pursuant to this clause (s) and such Specified Rig Intercompany Note remains outstanding), (iii) be payable by such Ineligible LCE on demand, (iv) [reserved], and (v) the Company shall use commercially reasonable efforts to cause such Ineligible LCE to secure such Specified Rig Intercompany Note by a preferred ship mortgage (or similar instrument or deed) over of such Specified Rig (a “Specified Rig Intercompany Mortgage”), duly registered in the vessel or ship registry appropriate for such Specified Rig in favor of such guarantor subsidiary (or a security trustee or similar representative for the benefit of such guarantor subsidiary) (it being understood that (x) the Company shall use commercially reasonable efforts to cause such Ineligible LCE to enter into and register such Specified Rig Intercompany Mortgage as promptly as practicable after the transfer of ownership of such Specified Rig to such Ineligible LCE and (y) the obligations represented by any Specified Rig Intercompany Note and secured by any Specified Rig Intercompany Mortgage shall be limited to the principal amount of such Specified Rig Intercompany Note (excluding, for the avoidance of doubt, additional principal amounts and any interest amounts referred to in subclause (iii) of this clause (8))); (9) such Ineligible LCE shall not have any other debt for borrowed money, other than (i) debt owed by such Ineligible LCE to the Company or a Restricted Subsidiary (to the extent constituting an Investment not prohibited by the indenture), which intercompany debt shall be represented by a promissory note or similar instrument that shall constitute Collateral pledged by the Company or such Restricted Subsidiary, as applicable and (ii) unsecured working capital facilities in an aggregate amount not to exceed $10,000,000 for all such Ineligible LCE’s; and (10) for so long as such Specified Rig is owned by an Ineligible LCE pursuant to this clause (s), the related Specified Rig Intercompany Note and Specified Rig Intercompany Mortgage shall not be amended, modified or waived in any manner adverse in any material respect to the interests of the holders; provided, further, that, in the event that the Relevant Specified Rig Contract has expired or terminated and such Specified Rig is not either (x) subject to, or scheduled to become subject to or reasonably anticipated to become subject to another Relevant Specified Rig Contract within the next 270 days or (y) engaging in shipyard or similar work in or around its flag jurisdiction while entry into a new Relevant Specified Rig Contract in such jurisdiction is being diligently pursued in good faith (or such later date as may be approved by the Collateral Agent), such Specified Rig shall be promptly sold or otherwise transferred to a guarantor subsidiary, which guarantor subsidiary shall promptly (but in any event within the applicable timeframe set forth in the indenture or other applicable Collateral Document) cause such Specified Rig to become a Collateral Rig in accordance with the indenture or other applicable Collateral Document;

(t) the Disposition of Capital Stock in a Subsidiary that becomes a Local Content Entity as a result of such Disposition to one or more Persons referred to in clause (b) of the definition of “Local Content Entity”; and

(u) any other Dispositions of assets (in each case, other than Collateral Rigs or Capital Stock of (i) any Collateral Rig Owner, (ii) any Ineligible LCE to whom a Rig has been transferred pursuant to clause (s) above or (iii) any Ineligible LCE Noble Owner of Capital Stock in an Ineligible LCE to whom a Rig has been transferred pursuant to clause (s) above); provided that the aggregate fair market value of any assets Disposed of in reliance on this clause (u) shall not exceed $6,000,000.

“Asset Coverage Aggregate Rig Value” means, as of any date of determination, an amount equal to the sum of (a) the aggregate amount of the Rig Value of all of the Collateral Rigs, and (b) with respect to each Specified Rig owned by an Ineligible LCE at such time, the lesser of (i) the Rig Value of such Specified Rig and (ii) the outstanding principal amount of the Specified Rig Intercompany Note owed by such Ineligible LCE at such time to the Company or a guarantor subsidiary (excluding for such purpose the principal amount of such Specified Rig Intercompany Note that constitutes interest paid in kind and capitalized as principal evidenced by such Specified Rig Intercompany Note).

“Asset Coverage Ratio” means, as of any date of determination, the ratio of (a) the Asset Coverage Aggregate Rig Value to (b) the aggregate amount of the sum of (i) First Lien Indebtedness secured by any Liens on Collateral plus (ii) Parity Lien Debt (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation) of the Company and its Restricted Subsidiaries.

“Asset Swap” means any transaction or series of related transactions pursuant to which the Company and/or one or more Restricted Subsidiaries shall exchange, with a Person that is not an Affiliate, one or more Related Business Assets owned by them for one or more Related Business Assets owned by such Person; provided that (a) the Acquired Asset Value is greater than or equal to the total value of the asset(s) given in exchange by the Company and/or one or more Restricted Subsidiaries and (b) the assets, including Capital Stock, acquired pursuant to such transaction(s) (or acquired with the Net Proceeds received therefor pursuant to such transaction) will become Collateral to the extent required by the indenture or other applicable Collateral Documents (within the applicable time periods thereafter as set forth herein or therein).

“Bank Product Obligations” means any and all obligations of any Grantor, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), in connection with treasury management arrangements, depositary or other cash management services, including commercial credit card and merchant card services, stored value cards and treasury management services, including, without limitation, deposit accounts, auto-borrow, zero balance or cash concentration accounts, returned check concentration, lockbox, controlled disbursements, automated clearinghouse transactions, return items, overdrafts, interstate depository network services and reporting and trade finance services, and all other similar products as defined in any Credit Facility.

“Bankruptcy Law” means the Bankruptcy Code or any similar federal, state or foreign law for the relief of debtors.

“Board of Directors” means (1) the Board of Directors of the Company, or any committee thereof duly authorized to act on behalf of the Board of Directors of the Company or, (2) at the Company’s election, the Board of Directors shall be deemed to include the Board of Directors of any direct or indirect parent of the Company.

“Board Resolution” means a copy of a resolution certified by an officer of the Company, to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification, and delivered to the trustee.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means, as to any Person, any capital stock, shares, partnership interest, membership interest or other equity interest in such Person, or any warrant, option or other right to acquire any Capital Stock in such Person (but excluding any debt security convertible into or exchangeable for Capital Stock, regardless of whether such debt securities include any right of participations with Capital Stock).

“Capitalized Lease Obligations” means, for any Person, the aggregate amount of such Person’s liabilities under all leases of real or personal property (or any interest therein) which is required to be capitalized on the balance sheet of such Person as determined in accordance with GAAP; provided that for purposes of calculating Capitalized Lease Obligations, GAAP will be deemed to treat leases that would have been classified as operating leases in accordance with generally accepted accounting principles in the United States as in effect on December 31, 2018 in a manner consistent with the treatment of such leases under generally accepted accounting principles in the United States as in effect on December 31, 2018, notwithstanding any modifications or interpretive changes thereto that may occur thereafter.

“Cash Equivalents” means

(a) dollars, euro, pounds, Australian dollars, Swiss Francs, Canadian dollars, Yuan, Pesos or such other currencies held by the Company or any Restricted Subsidiary from time to time in the ordinary course of business;

(b) securities issued or directly and fully guaranteed or insured by the United States, Canada, the United Kingdom or any member state of the European Union or any agency or instrumentality thereof having maturities of not more than 12 months from the date of acquisition;

(c) time deposits and certificates of deposits maturing within one year from the date of acquisition thereof or repurchase agreements with any lender or any other financial institution whose short-term unsecured debt rating is A or above as obtained from either S&P or Moody’s;

(d) commercial paper and Eurocommercial paper and variable or fixed rate notes or any variable or fixed rate note issued by, or guaranteed by, a corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody’s, in each case with average maturities of not more than 24 months from the date of acquisition thereof;

(e) repurchase obligations entered into with any lender, or any other Person whose short-term senior unsecured debt rating from S&P is at least A-1 or from Moody’s is at least P-1, which are secured by a fully perfected security interest in any obligation of the type described in clause (b) above and has a market value of the time such repurchase is entered into of not less than 100% of the repurchase obligation of such lender or such other Person thereunder;

(f) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within 12 months from the date of acquisition thereof or providing for the resetting of the interest rate applicable thereto not less often than annually and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(g) investments with average maturities of 24 months or less from the date of acquisition in mutual funds rated A (or the equivalent thereof) or better by S&P or A-2 (or the equivalent thereof) or better by Moody’s;

(h) instruments equivalent to those referred to in clauses (a) through (g) above denominated in euro or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction;

(i) investments, classified in accordance with GAAP as current assets, in money market investment programs that are registered under the Investment Company Act of 1940 or that are administered by financial institutions having capital of at least $250,000,000, and, in either case, the portfolios of which are limited such that substantially all of such investments are of the character, quality and maturity described in clauses (a) through (h) of this definition;

(j) qualified purchaser funds regulated by the exemption provided by Section 3(c)(7) of the Investment Company Act of 1940, as amended, which funds possess a “AAA” rating from at least two nationally recognized agencies and provide daily liquidity;

(k) with respect to any Foreign Subsidiary: (i) obligations of the national government of the country in which such Foreign Subsidiary maintains its chief executive office and principal place of business; provided such country is a member of the Organization for Economic Cooperation and Development, in each case maturing within one year after the date of investment therein, (ii) certificates of deposit of, bankers acceptances of, or time deposits with, any commercial bank which is organized and existing under the laws of the country in which such

Foreign Subsidiary maintains its chief executive office and principal place of business, provided such country is a member of the Organization for Economic Cooperation and Development, and whose short-term commercial paper rating from S&P is at least A-2 or the equivalent thereof or from Moody’s is at least P-2 or the equivalent thereof (any such bank being an “Approved Foreign Bank”), and in each case with maturities of not more than 24 months from the date of acquisition and (iii) the equivalent of demand deposit accounts which are maintained with an Approved Foreign Bank; and

(l) money market funds which have at least $1,000,000,000 in assets and which invest primarily in securities of the types described in clauses (a) through (m) above.

“Change of Control” means the occurrence of either: (1) any “person” (as such term is used in the Exchange Act) or related persons constituting a “group” (as such term is used in the Exchange Act) (other than any Issue Date Owner Entity) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of equity interests of Noble Parent Company (or other securities convertible into such equity interests) representing more than 50% of the combined voting power of all outstanding ordinary shares (other than equity interests having such power only by reason of the happening of a contingency) of Noble Parent Company, except as a result of a Redomestication; or (2) Noble Parent Company shall cease to own, directly or indirectly, all of the outstanding equity interests (except for directors’ qualifying shares) of the Company, except as a result of a Redomestication.

“Chapter 11 Cases” means the means the voluntary cases commenced by the Company and certain of its Affiliates under chapter 11 of the Bankruptcy Code, which are jointly administered in the United States Bankruptcy Court of the Southern District of Texas under Case No. 20-33826 (DRJ).

“Class” means (a) in the case of Priority Lien Debt, the Priority Lien Debt, taken together and (b) in the case of Second Lien Debt, every Series of Second Lien Debt, taken together.

“Collateral” means (a) the Collateral Rigs, (b) the Parent Pledged Equity, and (c) all other property and interests in property, including cash and Cash Equivalents, and proceeds thereof now owned or hereafter acquired by the Company, any guarantor subsidiary or any Pledgor upon which a Lien is granted or purported to be granted under any Collateral Document to secure the Securities Debt. For the avoidance of doubt, “Collateral” shall in no event include any Excluded Property.

“Collateral Agency Agreement” means that certain Second Lien Collateral Agency Agreement, dated as of February 5, 2021, among the Company, as a grantor, the other guarantor subsidiaries and other grantors from time to time party thereto, the trustee, as the Parity Lien Representative of the holders of the Securities, and the other Parity Lien Representatives from time to time party thereto, as the same may be amended, supplemented, restated, renewed, replaced or otherwise modified from time to time in accordance with the terms thereof or of the indenture.

“Collateral Agency Joinder” means a joinder to the Collateral Agency Agreement relating to any Additional Parity Lien Debt or the addition of additional Grantors.

“Collateral Documents” means (a) the Security Agreement, the Collateral Rig Mortgages, the Parent Pledge Agreement, the Account Control Agreements and any and all other security agreements, vessel mortgages, pledge agreements, mortgages, collateral assignments, control agreements and other similar agreements executed and delivered by the Company, any guarantor subsidiary, or any Pledgor and creating or purporting to create security interests or liens in connection with the Collateral in favor of the collateral agent for the benefit of the Securities Secured Parties, to secure the Securities Debt, (b) the Collateral Agency Agreement, and (c) the Senior Lien Intercreditor Agreement, any other Intercreditor Agreement or any other intercreditor or subordination agreement to which the trustee and/or the collateral agent is a party in connection herewith, in each case, as the same may be amended, supplemented, restated, renewed, replaced or otherwise modified from time to time in accordance with the terms thereof or of the indenture.

“Collateral Rig” means, as of February 5, 2021, each Issue Date Collateral Rig, and thereafter, each Rig owned by the Company or any guarantor subsidiary that becomes (or is required to become) a Collateral Rig in accordance with the provisions described in “—Certain Covenants—Further Instruments and Acts; Further Assurances; Additional Guarantors” and is subject to a Collateral Rig Mortgage, in any such case, other than (i) any Excluded Rig, and (ii) any Rig that ceases to be a Collateral Rig as the result of (x) the Designated Asset Swap or any Asset Sale or Asset Swap not prohibited by the indenture, (y) a release of the Lien of the collateral agent on such Rig in accordance with the indenture, or (z) a Disposition of such Rig to an Ineligible LCE pursuant to clause (s) of the definition of “Asset Sale” (for the avoidance of doubt, for so long as such Rig is not yet required to become a Collateral Rig).

“Collateral Rig Mortgages” means any of the first preferred ship mortgages and other instruments (including deeds) over the Collateral Rigs, each duly registered or to be duly registered in the vessel or ship registry appropriate for such Collateral Rig in favor of the collateral agent in its capacity as the “collateral agent and security trustee” or any other agent, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Collateral Rig Owner” means any Person that owns a Collateral Rig.

“Commercial Operation Date” means the date on which an acquired Rig commences commercial operations in accordance with the terms of its material customer contracts.

“Commercial Tort Claim” has the meaning assigned to such term in the UCC.

“Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, or, if at any time after February 5, 2021 such Commission is not existing and performing the duties then assigned to it, then the body performing such duties at such time.

“Commodity Account” has the meaning assigned to such term in the UCC.

“Companies Act 2006” means the Companies Act 2006 of the United Kingdom.

“Consolidated First Lien Indebtedness” means, as of any date of determination, an amount equal to (a) the aggregate amount of Funded Indebtedness of the Company and its Restricted Subsidiaries that (i) is outstanding on such date, determined on a consolidated basis in accordance with GAAP, and (ii) constitutes First Lien Indebtedness, minus (b) the aggregate amount of Qualified Cash as of such date.

“Consolidated First Lien Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated First Lien Indebtedness as of such date to (b) EBITDA for the most recently ended Test Period.

“Consolidated Interest Expense” means, with reference to any period, an amount equal to the interest expense of the Company and the Restricted Subsidiaries, calculated on a consolidated basis for such period, in each case, after giving effect to any net payments, if any, made or received by the Company and the Restricted Subsidiaries with respect to interest rate or currency Swap Agreements.

“Consolidated Net Income” means, with respect to the Company and the Restricted Subsidiaries, for any period, the aggregate of the net income (or loss) of the Company and the Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein) the following, without duplication: (1) the net income of any Person in which the Company or any of the Restricted Subsidiaries has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of the Company and the Restricted Subsidiaries in accordance with GAAP), except to the extent of (x) the amount of dividends or distributions actually paid in cash during such period by such other Person to the Company or to any of the Restricted Subsidiaries, as the case may be, and (y) the amount of any loans repaid by such other Person to the Company or to any of the Restricted Subsidiaries, as the case may be; (2) the net income (but not loss) during such period of any Subsidiary that is not a Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions or transfers or loans by that Subsidiary is not at the time permitted by operation of the terms of its charter or any agreement, instrument or governmental requirement applicable to such Subsidiary or is otherwise restricted or prohibited, in each case determined in accordance with GAAP; (3) the net income (or loss) of any Person acquired in a pooling-of-interests transaction for any period prior to the date of such transaction; (4) any extraordinary gains or losses during such period, including any cancellation of indebtedness income; (5) any non-cash gains or losses or positive or negative adjustments under ASC 815 (and any statements replacing, modifying or superseding such statement) as the result of changes in the fair market value of derivatives; and (6) any gains or losses attributable to writeups or writedowns of assets.

“Consolidated Secured Indebtedness” means, as of any date of determination, an amount equal to (a) the aggregate amount of Funded Indebtedness of the Company and its Restricted Subsidiaries that is (i) outstanding on such date, determined on a consolidated basis in accordance with GAAP, and (ii) secured by a Lien on any assets of the Company or any Restricted Subsidiary, minus (b) the aggregate amount of Qualified Cash as of such date.

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Secured Indebtedness as of such date to (b) EBITDA for the most recently ended Test Period.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to (a) the aggregate amount of Funded Indebtedness of the Company and its Restricted Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with GAAP, minus (b) the aggregate amount of Qualified Cash as of such date.

“Consolidated Total Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Indebtedness as of such date to (b) EBITDA for the most recently ended Test Period.

“Controlling Affiliate” means, any Person that directly or indirectly through one or more intermediaries controls, or is under common control with, the Company (other than Persons controlled by the Company or any of its Subsidiaries); provided that the term “Controlling Affiliate” shall not include any portfolio companies that are customers, clients, joint venture partners, joint ventures, suppliers or purchasers or sellers of goods or services that are owned by a direct or indirect equityholder of Noble Parent Company (but not owned directly or indirectly by Noble Parent Company or any of its Subsidiaries).

“Credit Facility” means an indebtedness facility or other financing arrangement (including the Priority Credit Agreement, commercial paper facilities, letters of credit facilities, bankers’ acceptances or indentures), providing for revolving credit loans, term loans, letters of credit, bankers’ acceptances or other borrowings or issuances of debt securities evidenced by notes, debentures, bonds or similar instruments, in each case, as amended, restated, modified or Refinanced in any manner (whether upon or after termination or otherwise), in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Deposit Account” has the meaning assigned to such term in the UCC.

“Designated Asset Swap” means an Asset Swap of a single Rig and other related assets specifically designated for such purpose to the trustee prior to February 5, 2021 (such Rig and related assets, the “Designated

Rig”); provided that (i) the Acquired Asset Value exceeds 85% of the appraised value of the Designated Rig reflected in the most recent third-party appraisal of the Designated Rig (which appraised value shall include cash flows through any then-existing contracted backlog), (ii) Capital Stock shall constitute no more than 10% of the total consideration received by the Company and the subsidiary guarantors therefor, (iii) such transaction is with one or more third parties and on an arms-length basis and otherwise complies with the provisions described in “—Certain Covenants—Limitation on Affiliate Transactions,” and (iv) the assets, including Capital Stock, acquired pursuant to such transaction(s) (including assets and Capital Stock acquired with Net Proceeds received pursuant to such transaction(s)) will become Collateral and any newly acquired Restricted Subsidiary (including any Restricted Subsidiary thereof) will become a subsidiary guarantor, in each case of this clause (iv), to the extent required by the indenture or other applicable Collateral Documents (within the applicable time periods thereafter as set forth therein).

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or any of the Restricted Subsidiaries in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an officer’s certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Discharge of Priority Lien Obligations” means the occurrence of all of the following:

•

the termination or expiration of (i) all commitments to extend credit that would constitute Priority Lien Debt, and (ii) all obligations of issuing banks to issue any letters of credit constituting Priority Lien Obligations;

•

the payment in full in cash of the principal of and interest and premium (if any) on all Priority Lien Debt (including all interest, fees and expenses accrued after the commencement of any Insolvency or Liquidation Proceeding whether or not allowed or allowable in such proceeding), and all fees and premium (if any) on all Priority Lien Obligations (other than any undrawn letters of credit), in each case excluding any Excess Priority Lien Obligations;

•

the payment in full in cash (or such other arrangements as have been made (and communicated to the Priority Lien Agent)) of obligations in respect of Hedging Obligations constituting Priority Lien Obligations (under clauses (c) and (d) of the definition of “Priority Lien Cap”) pursuant to the terms of the Priority Credit Agreement other than such Hedging Obligations that have been novated or collateralized to the extent required by the terms thereof;

•

discharge or cash collateralization (at the lower of (i) 105% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Obligations and the aggregate fronting and similar fees which may accrue thereon through the stated expiry of such letters of credit; and

•

payment in full in cash of all other Priority Lien Obligations ((which in the case of Hedging Obligations and Bank Product Obligations are to the extent set forth under the third and fourth bullet points of the definition of “Priority Lien Cap”) other than the Priority Lien Debt), including without limitation, Bank Product Obligations, that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at or prior to such time).

For the avoidance of doubt, a Refinancing as contemplated by the Senior Lien Intercreditor Agreement shall not be deemed to cause a Discharge of Priority Lien Obligations.

“Discretionary Guarantor” means, (a) an Immaterial Subsidiary of the Company that elects to become a guarantor subsidiary or (b) any Subsidiary that elects to continue being a subsidiary guarantor after ceasing to be a Required Guarantor.

“Disposition” means the sale, transfer, license, lease, assignment, conveyance, exchange, alienation or other disposition (in one transaction or in a series of transactions and whether effected pursuant to a division or otherwise) of any property by any Person (including any Sale-Leaseback Transaction) and any issuance of Capital Stock by a direct Subsidiary of such Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith. The terms “Disposal,” “Dispose” and “Disposed of” have the correlative meaning thereto.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to May 16, 2028; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, that if such Capital Stock is issued to any employee or any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, any class of Capital Stock of such Person that by its terms authorizes such Person, at such Person’s sole option, to satisfy its obligations thereunder by delivery of Capital Stock that are not Disqualified Stock shall not be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the repayment in full of all outstanding notes.

“EBITDA” means, with respect to the Company and the Restricted Subsidiaries, for any period, an amount equal to:

(I) Consolidated Net Income for such period; plus

(II) the sum of the following amounts for such period, without duplication, to the extent deducted from Consolidated Net Income for such period: (a) cash and non-cash interest expense (including commitment fees) (with interest expense being calculated after giving effect to any net payments, if any, made or received by the Company and the Restricted Subsidiaries with respect to interest rate or currency Swap Agreements), Taxes (including, without duplication, any Tax Payments), depreciation and amortization, (b) gains, losses and non-cash charges related to the cancellation of debt, swaps and/or other derivatives, (c) net cash proceeds from business interruption insurance or reimbursement of expenses received related to any acquisition or Disposition, (d) all other extraordinary, unusual or non-recurring charges, expenses or losses (whether cash or non-cash), provided that (1) the aggregate amount of such cash charges, expenses or losses under this clause (d) (other than in connection with the Transocean Litigation and the Paragon Litigation), together with any cash charges, costs or losses added back pursuant to clauses (g) and (i) below, shall not exceed the greater of (x) $2,500,000 and (y) 5% of EBITDA in any four-fiscal quarter period (calculated before giving effect to any such add backs) and (2) such charges, expenses or losses with the Transocean Litigation and Paragon Litigation shall not be subject to any limitation, (e) all charges and expenses pursuant to or in connection with the Chapter 11 Cases and current restructuring, provided that the aggregate amount of such charges and expenses under this clause (e) shall not exceed $120,000,000 for the fiscal year ending December 31, 2020 and $10,000,000 for the fiscal year ending

December 31, 2021, with any unused amounts for the fiscal year ending December 31, 2020 being available for the fiscal year ending December 31, 2021, (f) any non-cash adjustments and charges stemming from the application of fresh start accounting, (g) transaction expenses incurred in connection with any acquisition or Dispositions, provided that the aggregate amount of such cash expenses under this clause (g) (other than in connection with consummated acquisitions in which the acquired assets become Collateral) shall not exceed (1) the limitations set forth in clause (1) of the proviso to clause (d) above, (2) shall not exceed 1% of the total transaction value of the applicable acquisition or Disposition and (3) no such expenses may be paid to any Affiliate of the Company (except to the extent such payment is in respect of (x) third party expenses required to be paid or reimbursed by the Company or any Restricted Subsidiary or (y) out-of-pocket expenses required to be paid or reimbursed pursuant to the Shared Services Agreement), (h) non-cash charges and expenses relating to employee benefit plans, management incentive plans, equity compensation plans or other stock-based compensation arrangements, (i) charges, costs or losses attributable to severance in connection with any undertaking or implementation of restructurings (including any tax restructuring), cost savings initiatives and cost rationalization programs, business optimization initiatives, systems implementation, termination or modification of material contracts, entry into new markets, strategic initiatives, expansion or relocation, consolidation of any facility, modification to any pension and post-retirement employee benefit plan, software development, new systems design, project startup, consulting, business integrity and corporate development, provided that the aggregate amount of cash charges, costs or losses under this clause (i) shall not exceed the limitation set forth in clause (1) of the proviso to clause (d) above, and (j) Acquisition EBITDA Adjustments; minus

(III) the sum of (x) any Permitted Payments to Parent made during such period solely to the extent not deducted from, or otherwise reducing the amount of, Consolidated Net Income in such period (other than in respect of (1) Tax Payments, and (2) any Permitted Payments to Parent in respect of an expense or liability that would not have been deducted from, or otherwise reduced the amount of, Consolidated Net Income in such period had the Company or any Restricted Subsidiary incurred such expense or liability directly instead of a direct or indirect parent of the Company), (y) EBITDA attributable to Rigs that have ceased to be owned by the Company or any Restricted Subsidiary as a result of a Disposition, and (z) all noncash items of income added to Consolidated Net Income.

For purposes of calculating EBITDA for any Test Period ending prior to the Test Period ending December 31, 2021, EBITDA for any fiscal quarter ending prior to February 5, 2021 (or in which such date occurs) included in the Test Period for which EBITDA is being calculated shall be as set forth below:

Fiscal Quarter Ended	EBITDA

March 31, 2020	The amount set forth in the Revolving Loan Credit Agreement as in effect on February 5, 2021.

June 30, 2020	The amount set forth in the Revolving Loan Credit Agreement as in effect on February 5, 2021.

September 30, 2020	The amount set forth in the Revolving Loan Credit Agreement as in effect on February 5, 2021.

December 31, 2020	The amount set forth in the Revolving Loan Credit Agreement as in effect on February 5, 2021.

“Eligible LCE” means a Local Content Entity (a) with respect to which the provision of a Guarantee of the Securities Debt by such Local Content Entity (subject to inclusion of any local law-required limitations and such other changes as the collateral agent may reasonably agree or that are otherwise in accordance with the Agreed Security Principles) would not be prohibited by its organizational or constitutional documents, by applicable laws or by any applicable limitation, rule and/or principle referred to in clause (e) of the definition of “Agreed Security Principles,” (b) that is controlled by the Company, and (c) that is not an Unrestricted Subsidiary.

“Enforcement Action” means, with respect to any Priority Lien Debt or Series of Parity Lien Debt, (a) the taking of any action to enforce any Lien in respect of the Collateral, including the institution of any foreclosure proceedings, the noticing of any public or private sale or other disposition under the Bankruptcy Code or any attempt to vacate or obtain relief from a stay or other injunction restricting any other action described in this definition, (b) the exercise of any right or remedy provided to a secured creditor on account of a Lien under the Priority Lien Documents or Parity Lien Documents, as applicable (including, in each case, any delivery of any notice to seek to obtain payment directly from any account debtor of any Grantor or the taking of any action or the exercise of any right or remedy in respect of the setoff or recoupment against, collection or foreclosure on or marshalling of the Collateral or proceeds of Collateral), under applicable law, at equity, in an Insolvency or Liquidation Proceeding or otherwise, including the acceptance of Collateral in full or partial satisfaction of a Lien, (c) the sale, assignment, transfer, lease, license, or other disposition as a secured creditor on account of a Lien of all or any portion of the Collateral, by private or public sale (judicial or non-judicial) or any other means, (d) the solicitation of bids from third parties to conduct the liquidation of all or a portion of Collateral as a secured creditor on account of a Lien, (e) the exercise of any other enforcement right relating to the Collateral (including the exercise of any voting rights relating to any capital stock comprising a portion of the Collateral) whether under the Priority Lien Documents or Parity Lien Documents, as applicable, under applicable law of any jurisdiction, in equity, in an Insolvency or Liquidation Proceeding, or otherwise, or (f) the appointment of a receiver, manager or interim receiver of all or any portion of the Collateral or the commencement of, or the joinder with any creditor in commencing, any Insolvency or Liquidation Proceeding against any Grantor or any assets of any Grantor.

“Event of Loss” means any of the following events: (a) the actual or constructive total loss of a Collateral Rig or the agreed or compromised total loss of a Collateral Rig; or (b) the capture, condemnation, confiscation, requisition, purchase, seizure or forfeiture of, or any taking of title to, a Collateral Rig unless such Collateral Rig is released from confiscation or seizure within 180 days (or such longer period provided for under any First Lien Indebtedness that is secured by, or required to be secured by, a Lien on such Collateral Rig) of such occurrence. An Event of Loss shall be deemed to have occurred (i) in the event of an actual loss of a Collateral Rig, at the time and on the date of such loss or if that is not known at noon Greenwich Mean Time on the date which such Collateral Rig was last heard from, (ii) in the event of damage which results in a constructive or compromised or arranged total loss of a Collateral Rig, at the time and on the date of the event giving rise to such damage, or (iii) in the case of an event referred to in clause (b) above, at the time and on the date on which such event is expressed to take effect by the Person making the same.

“Excess Priority Lien Obligations” means Obligations constituting Priority Lien Obligations for the principal amount of indebtedness (including letters of credit and letter of credit reimbursement obligations) under the Priority Credit Agreement and/or any other Credit Facility pursuant to which Priority Lien Debt has been issued to the extent that such Obligations for principal, letters of credit and letter of credit reimbursement obligations are in excess of the Priority Lien Cap.

“Excluded Account” means: (a) Deposit Accounts, Securities Accounts and other bank accounts specially and exclusively used in the ordinary course of business for payroll, payroll taxes and other employee wage and benefit payments (or the equivalent thereof in non-U.S. jurisdictions) to or for the benefit of any employees of the Company or any Subsidiary; (b) Deposit Accounts, Securities Accounts and other bank accounts constituting pension fund accounts, 401(k) accounts and trust accounts (or the equivalent thereof in non-U.S. jurisdictions); (c) Deposit Accounts, Securities Accounts and other bank accounts (i) exclusively used for withholding tax and other tax accounts (including sales tax accounts) or (ii) that are fiduciary accounts, escrow accounts, or trust accounts (or the equivalent thereof in any non-U.S. jurisdiction), or other accounts which solely contain deposits made for the benefit of, or otherwise holds funds on behalf of, another Person (other than the Company or any Subsidiary); (d) Deposit Accounts and other bank accounts that are zero balance accounts; (e) petty cash and similar local accounts; and (f) any other Deposit Accounts, Securities Accounts, Commodity Accounts and other bank accounts of the Grantors having an average monthly account balance, in the aggregate for such all accounts of the Grantors referred to in this clause (f), not exceeding $5,000,000 (or, if less, the threshold for the corresponding category of “Excluded Accounts” (or other equivalent term, in each case, as defined under any Priority Lien Document for purposes of the collateral requirements thereunder)).

“Excluded Noble Parent Subsidiary” means any direct or indirect Subsidiary of Noble Parent Company (other than the Company and its Subsidiaries).

“Excluded Property” means, collectively:

(a) (i) any fee owned real property, in the aggregate, with a fair market value of less than $35,000,000 (or, if less, the threshold for the corresponding category of “Excluded Property” (or other equivalent term, in each case, as defined under any Priority Lien Document for purposes of the collateral requirements thereunder)), (ii) any real property leasehold rights and interests (it being understood there shall be no requirement to obtain any landlord or other third party waivers, estoppels or collateral access letters) and (iii) any fixtures affixed to any real property;

(b) any Commercial Tort Claim, except for any Commercial Tort Claim held by a Grantor with respect to which a complaint has been filed in a court of competent jurisdiction asserting damages (individually for any such Commercial Tort Claim) in excess of $2,500,000 (or, if less, the threshold for the corresponding category of “Excluded Property” (or other equivalent term, in each case, as defined under any Priority Lien Document for purposes of the collateral requirements thereunder)) for each such claims in the United States (but for each such claim in excess of $2,500,000 (or such other lower threshold under any Priority Lien Document) outside of the United States, only to the extent the concept of commercial tort claims exists under applicable local law and such local law includes procedures for perfecting against a commercial tort claim);

(c) Letter-of-Credit Rights (other than to the extent consisting of supporting obligations that can be perfected solely by the filing of a UCC-1 financing statement (it being understood that no actions shall be required to perfect a security interest in Letter-of-Credit Rights other than the filing of a UCC-1 financing statement));

(d) any assets to the extent the grant of a Lien on such assets is prohibited or restricted by applicable law, rule or regulation (including as a result of any requirement to obtain the consent, approval, license or authorization of any Governmental Authority unless such consent has been obtained (and it being understood and agreed that no Grantor shall have any obligation to procure any such consent, approval, license or authorization));

(e) (i) Margin Stock and (ii) minority interests or Capital Stock in joint ventures and non-wholly-owned Subsidiaries, in any such case of this subclause (ii), to the extent the grant of a Lien on such interest would require a consent, approval, license or authorization from any Governmental Authority or any other Person (other than a Grantor or Restricted Subsidiary);

(f) (i) any Grantor’s right, title or interest in any lease, license, contract, or agreement to which such Grantor is a party or any of its right, title or interest thereunder and (ii) any property subject to a Lien permitted by clause (l) of the definition of “Permitted Liens” in the indenture (or any modification, replacement, renewal, extension or refinancing thereof not prohibited by any Parity Lien Document) or any other purchase money Lien, capitalized lease obligation, finance lease obligation or similar arrangement not prohibited by any Parity Lien Document, in each case to the extent, but only to the extent that a grant of a security interest therein to secure the Parity Lien Obligations would violate or invalidate such lease, license, contract, or agreement or purchase money or similar arrangement (including as a result of any requirement to obtain the consent, approval, license or authorization of any third party unless such consent has been obtained (and it being understood and agreed that no Grantor shall have any obligation to procure any such consent, approval, license or authorization)) or create a right of termination in favor of any other party thereto (other than the Company or a Restricted Subsidiary) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition;

(g) any assets to the extent the grant of a security interest in such assets would result in material adverse tax consequences to the Company or any Restricted Subsidiary as reasonably determined by the Company;

(h) any United States trademark or service mark application filed on the basis of a Grantor’s “intent-to-use” such trademark or service mark pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, et seq., unless and until evidence of use of such trademark or service mark has been filed with, and accepted by, the United States Patent and Trademark Office pursuant to Section 1(c) or Section 1(d) of the Lanham Act (15 U.S.C. §1051, et seq.), in each case, to the extent (and solely during the period in which) the inclusion in the Collateral of, or granting a security interest in, any such application prior to such filing would impair the enforceability or validity, or invalidate, any such application or any resulting registration;

(i) any assets as to which the collateral agent or the security trustee, as the case may be, and the Company shall reasonably agree in writing that the cost of obtaining a security interest therein is excessive in relation to the practical benefit to the holders afforded thereby;

(j) any after-acquired property (including property acquired through acquisition or merger of another entity) if at the time such acquisition is consummated the granting of a security interest therein or the pledge thereof is prohibited by any enforceable contract or other agreement (in each case, binding on the assets at the time of such consummation and not created or entered into in contemplation thereof), solely to the extent and for so long as such contract or other agreement (or a permitted refinancing or replacement thereof) prohibits such security interest or pledge;

(k) the Capital Stock of (i) Unrestricted Subsidiaries and (ii) Excluded Subsidiaries (other than, in the case of this clause (k)(ii), any Discretionary Guarantor and any Restricted Subsidiary that becomes an Excluded Subsidiary solely by virtue of its being an Immaterial Subsidiary, in any such case, to the extent a Lien on such Capital Stock may be created pursuant to a customary composite “all assets” security document governed by the laws of the applicable Subject Jurisdiction);

(l) any Excluded Rig;

(m) the Excluded Accounts and all funds and other property held in or maintained in any Excluded Account; and

(n) any other asset that is otherwise excluded from the requirement to become Collateral pursuant to the Agreed Security Principles.

“Excluded Rig” means any Rig acquired or constructed after February 5, 2021 in connection with Indebtedness incurred, issued or assumed as described in the eighth bullet point in “—Certain Covenants—Limitation on Indebtedness,” but solely to the extent and for so long as the terms of the applicable Indebtedness or any Permitted Refinancing Debt with respect thereto prohibit the mortgaging of such Rig under the indenture.

“Excluded Subsidiary” means:

•

any Subsidiary with respect to which the provision of a Guarantee of the Securities Debt by such Subsidiary: (i) would be prohibited or restricted by any Governmental Authority with authority over such Subsidiary, applicable law or regulation or analogous restriction or contract (including (1) any requirement to obtain the consent, approval, license or authorization of any Governmental Authority or third party, unless such consent, approval, license or authorization has been received and (2) any restriction or requirement contained in any organizational documents to comply with local jurisdictional requirements or customs (subject to inclusion of any local law-required limitations and such other changes as may be required or otherwise included in accordance with the Agreed Security Principles)), but excluding any other restriction in any organizational documents of such Subsidiary for purposes of this clause (i) so long as, in the case of any such restriction contained in any contract, (x) in the case of Subsidiaries of the Company existing on February 5, 2021, such restriction is then in existence and (y) in the case of Subsidiaries of the Company acquired (or formed) after February 5, 2021, such restriction is in existence at the time of such acquisition or formation; (ii) would result in material adverse tax consequences as reasonably determined by the Company; or (iii) would result in a risk to the officers or directors (or equivalent) of such Subsidiary of personal, civil or criminal liability;

•

(i) any non-wholly owned Subsidiary, other than Eligible LCEs (provided that no Restricted Subsidiary that is wholly owned and a subsidiary guarantor as of February 5, 2021 shall be or be deemed to be an “Excluded Subsidiary” pursuant to this clause (i) solely because a portion (but not all) of the Capital Stock in such Subsidiary are sold or otherwise transferred to any Person that is not the Company or a guarantor subsidiary, and, notwithstanding such sale or other transfer of a portion (but not all) of the Capital Stock in such Subsidiary, such Subsidiary shall remain a subsidiary guarantor to the extent it does not otherwise constitute an Excluded Subsidiary); (ii) any Unrestricted Subsidiary; and (iii) any Immaterial Subsidiary;

•

any Restricted Subsidiary acquired with pre-existing Indebtedness (to the extent not created in contemplation of such acquisition) and the terms of which prohibit the provision of a Guarantee of the Securities Debt by such Restricted Subsidiary;

•

any Subsidiary to the extent that the burden or cost of providing a Guarantee of the Securities Debt outweighs the benefit afforded thereby as reasonably determined by the Company and the trustee (or Senior Credit Facility Agent); and

•	any Subsidiary that is otherwise excluded from the requirement to provide a Guarantee of the Securities Debt pursuant to the Agreed Security Principles.

“First Lien Indebtedness” means any Funded Indebtedness (including Priority Lien Debt) of the Company and the Restricted Subsidiaries that is secured by a Lien on any asset or Capital Stock of the Company or any the Restricted Subsidiary (including any Collateral (or on any asset or Capital Stock of the Company or any Restricted Subsidiary that is required to be Collateral pursuant to the indenture and the Collateral Documents)), other than (i) any Parity Lien Debt or (ii) Indebtedness that is secured by any other Lien on any asset that is pari passu with or junior to the Lien on such asset of the collateral agent or the security trustee.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of the Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings (except under the Senior Credit Facility)), or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable Test Period (including in the case of any Incurrence or issuance a pro forma application of the Net Proceeds therefrom).

For purposes of making the computation referred to above, Investments, acquisitions, Dispositions, mergers, consolidations, discontinued operations (as determined in accordance with GAAP), and any operational changes, business realignment projects and initiatives, restructurings and reorganizations (each a “pro forma event”) that the Company or any of the Restricted Subsidiaries has either determined to make or made during the reference Test Period or subsequent to such reference Test Period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, Dispositions, mergers, consolidations, discontinued operations and any operational changes, business realignment projects and initiatives, restructurings and reorganizations (and the change of any associated fixed charge obligations, consolidated interest expense and the change in EBITDA resulting therefrom), had occurred on the first day of the reference Test Period. If, since the beginning of such Test Period any Person that subsequently became a Restricted Subsidiary of the Company or was merged with or into the Company or any Restricted Subsidiary of the Company since the beginning of such Test Period shall have made any Investment, acquisition, Disposition, merger, consolidation, discontinued operation or operational change, business realignment project or initiative, restructuring or reorganization, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such Test Period as if such Investment, acquisition, Disposition, discontinued operation, merger, consolidation, operational change, business realignment project or initiative, restructuring, or reorganization had occurred at the beginning of the applicable Test Period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Company as set forth in an officer’s certificate, to reflect (i) operating expense reductions, other operating improvements or synergies reasonably expected to result from the applicable pro forma event and (ii) all adjustments used in connection with the calculation of “EBITDA” to the extent such adjustments, without duplication, continue to be applicable to such Test Period.

“Fixed Charges” means, with respect to any Person for any period, without duplication, the sum of: (a) Consolidated Interest Expense of such Person and the Restricted Subsidiaries for such period; (b) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and any of the Restricted Subsidiaries during such period; (c) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock of such Person or any of the Restricted Subsidiaries during such period; and (d) without duplication of clause (a) above, all interest expense (including (i) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than or greater than par, as applicable and (ii) non-cash interest payments) for such period with respect to any Indebtedness of Noble Parent Company or any Excluded Noble Parent Subsidiary which is Guaranteed by the Company or a Restricted Subsidiary.

“Foreign Subsidiary” means any Subsidiary that is organized under the laws of a jurisdiction other than the United States, any State thereof or the District of Columbia, or any territory of the United States.

“Funded Indebtedness” means, for any Person, the following obligations of such Person, without duplication: (a) all indebtedness of such Person for borrowed money; (b) Capitalized Lease Obligations of such Person; (c) purchase money Indebtedness; (d) all obligations of such Person evidenced by bonds, promissory notes, debentures, indentures, credit agreements or other similar instruments of such Person; and (e) drawn but unreimbursed obligations under letters of credit or similar instruments issued for such Person’s account (to the extent not cash collateralized); provided that Funded Indebtedness shall not include (i) contingent reimbursement obligations with respect to undrawn amounts under letters of credit, performance guarantees, surety or performance bonds or similar arrangements, (ii) obligations under any Swap Agreement, (iii) any intercompany claims or (iv) obligations in respect of any agreement providing for treasury, depositary, purchasing card, credit cards or cash management services, including in connection with any automated clearing house transfers of funds or any similar transactions.

“GAAP” means generally accepted accounting principles from time to time in effect as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board or in such other statements, opinions and pronouncements by such other entity as may be approved by a significant segment of the U.S. accounting profession. Notwithstanding anything to the contrary herein (but, for the avoidance of doubt, without duplication of the adjustments pursuant to clause (II)(f) of the definition “EBITDA”), any calculation of EBITDA, Consolidated Net Income, Consolidated Interest Expense, Fixed Charges, any financial ratio or any component of any of the foregoing shall include, as applicable, recognition of deferred revenue and deferred expenses for which the deferred balance was written off as a result of the application of fresh start accounting in connection with the effectiveness of the plan of reorganization in the Chapter 11 Cases in accordance with FASB ASC 852, calculated as if fresh start accounting had not applied.

“GoldenTree Entity” means GoldenTree Asset Management LP, on behalf of certain funds and accounts for which it serves as investment advisor.

“Governmental Authority” means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Grantor” means (a) the Company, (b) each of the Subsidiaries that is from time to time party to any Priority Lien Document as a borrower, issuer and/or guarantor of any Priority Lien Obligations, (c) any Person that directly owns any Capital Stock in the Company, and (d) each other Subsidiary, in each case, that shall have granted (or purported to grant) any Lien in favor of any of the Priority Lien Agent or the collateral agent on any of its assets or properties to secure any of the Secured Obligations.

“Guarantee” by any Person means all contractual obligations (other than endorsements in the ordinary course of business of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business) of such Person guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, all obligations incurred through an agreement, contingent or otherwise, by such Person: (a) to purchase such Indebtedness or to purchase any property or assets constituting security therefor, primarily for the purpose of assuring the owner of such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness; or (b) to advance or supply funds (i) for the purchase or payment of such Indebtedness, or (ii) to maintain working capital or other balance sheet condition, or otherwise to advance or make available funds for the purchase or payment of such Indebtedness, in each case primarily for the purpose of assuring the owner of such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness; or (c) to lease property, or to purchase securities or other property or services, of the primary obligor, primarily for the purpose of assuring the owner of such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness; or (d) otherwise to assure the owner of such Indebtedness of the primary obligor against loss in respect thereof. For the purpose of all computations made under the indenture, the amount of a Guarantee in respect of any Indebtedness shall be deemed to be equal to the amount that would apply if such Indebtedness was the direct obligation of such Person rather than the primary obligor or, if less, the maximum aggregate potential liability of such Person under the terms of such Guarantee.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

•	Swap Agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

•	other agreements or arrangements designed to manage interest rates or interest rate risk; and

•	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means any Restricted Subsidiary of the Company which, as of the last day of the most recently ended Test Period, (a) contributed less than 5.0% of EBITDA for such Test Period or (b) contributed less than 5.0% of Total Assets for such Test Period; provided that, as of the last day of such Test Period, the combined (i) EBITDA attributable to all Immaterial Subsidiaries shall not exceed 5.0% of EBITDA for such Test Period and (ii) the portion of “Total Assets” attributable to all Immaterial Subsidiaries shall not exceed 5.0% of Total Assets for such Test Period, in each case, as determined in accordance with GAAP (each of EBITDA and Total Assets to be determined after eliminating intercompany obligations); provided, further, that (1) solely for purposes of any determination pursuant to this definition and the definition of “Material Subsidiary” with respect to the Test Period ended September 30, 2020, EBITDA attributable to Bully 2 (Switzerland) GmbH for such Test Period shall be disregarded, and (2) no Restricted Subsidiary shall be an Immaterial Subsidiary if such Restricted Subsidiary (x) owns one or more Rigs that is not an Excluded Rig, (y) is the Local Content Entity Noble Owner of Capital Stock in a Local Content Entity which owns a Rig other than an Excluded Rig or (z) is integral to the operation and maintenance of one or more Rigs (other than an Excluded Rig).

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” means, for any Person, the following obligations of such Person, without duplication: (a) all obligations of such Person for borrowed money; (b) all obligations of such Person representing the deferred purchase price of property or services other than accounts payable and accrued liabilities arising in the ordinary course of business and other than amounts which are being contested in good faith and for which reserves in conformity with GAAP have been provided; (c) all obligations of such Person evidenced by bonds, notes, bankers acceptances, debentures or other similar instruments of such Person, or obligations of such Person arising, whether absolute or contingent, out of drawn letters of credit issued for such Person’s account or pursuant to such Person’s application securing Indebtedness; (d) all obligations of other Persons, whether or not assumed, secured by Liens (other than Permitted Liens) upon property or payable out of the proceeds or production from property now or hereafter owned or acquired by such Person, but only to the extent of such property’s fair market value; (e) all Capitalized Lease Obligations of such Person; (f) net obligations under Swap Agreements that have been cancelled or otherwise terminated before their scheduled expiration or are otherwise due and payable; and (g) all obligations of such Person pursuant to a Guarantee of any of the foregoing obligations of another Person; provided that the definition of “Indebtedness” shall not include: (i) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty, indemnity or other unperformed obligations of the seller of such asset; (ii) customary cash pooling and cash management practices and other intercompany indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extension of terms) incurred in the ordinary course of business; (iii) trade payables and accrued expenses arising in the ordinary course of business, deferred Taxes, obligations assumed or liabilities incurred under drilling contracts, vessel time charters or other forms of service agreement in the ordinary course of business (e.g., bid bonds, performance guarantees, and pre-paid hire under vessel time charters or similar contracts which have not yet been earned), or obligations in respect of Capital Stock that does not constitute Disqualified Stock; (iv) liabilities resulting from endorsements of instruments for collection in the ordinary course of business; and (v) any indebtedness with respect to which cash or Cash Equivalents in an amount sufficient to repay in full the principal and accrued interest on such indebtedness has been escrowed with the trustee or other depository for the benefit of the note holders in respect of such indebtedness but only to the extent the foregoing constitutes a complete defeasance of such indebtedness pursuant to the applicable agreement governing such indebtedness. For purposes of the indenture, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture to the extent such Indebtedness is recourse to such Person.

“Ineligible LCE” means, as of any time of determination, any Local Content Entity which is not an Eligible LCE.

“Ineligible LCE Available Excess Cash” means, as of any date of determination with respect to any Ineligible LCE, an amount equal to the following (as reasonably determined or reasonably estimated by the Company in good faith), without duplication, which amount shall not be less than zero:

•

the aggregate of all unrestricted cash and Cash Equivalents held on the balance sheet of, or controlled by, or held for the benefit of, such Person other than the following amounts (without duplication): (a) any cash set aside to pay in the ordinary course of business amounts then due and owing by such Person to unaffiliated third parties and for which such Person has issued checks (or similar instruments) or has initiated wires or ACH transfers in order to pay such amounts; (b) any cash of such Person constituting purchase price deposits or other contractual or legal requirements to deposit money held by or for the benefit of an unaffiliated third party; (c) deposits of cash or Cash Equivalents from unaffiliated third parties that are subject to return pursuant to binding agreements with such third parties; (d) cash and Cash Equivalents in deposit or securities accounts or other bank accounts that are designated solely as accounts for, and are used solely for, payroll funding, employee compensation, employee benefits or taxes, in each case in the ordinary course of business; (e) petty cash; (f) any cash or Cash Equivalents held in Excluded Accounts; and (g) cash and Cash Equivalents of such Person: (i) that may not be distributed (as a dividend or otherwise) to any of the Company or a guarantor subsidiary (directly or indirectly) without a prior governmental approval (that has not been obtained) or the distribution (by dividend or otherwise) of which to the Company or a guarantor subsidiary would be prohibited by any law, rule, regulation, judgment, decree or order of any Governmental Authority with jurisdiction over such Person, its property or such transaction, (ii) the distribution (by dividend or otherwise) of which is prohibited by such Person’s organizational documents or any contractual obligation applicable to such Person or its property, (iii) with respect to which repatriation thereof (directly or indirectly) to the Company or a guarantor subsidiary would (x) result in a risk of personal, civil or criminal liability on the part of, or a conflict with the fiduciary duties of, any officer, director or manager (or equivalent) of such Person, (y) be restricted by corporate benefit or other principles of a type referred to in clause (e) of the definition of “Agreed Security Principles,” or (z) result in adverse tax consequences, in each case as reasonably determined by the Company or (iv) that are otherwise not reasonably expected to be readily accessible in cash for the general corporate purposes of the Company or subsidiary guarantor, as the case may be, without undue administrative burden or costs during the period ending 90 days after such determination date; minus

•

cash and Cash Equivalents of such Person constituting (a) reserves of the type referred to in clause (ii)(D) of the second bullet point of the definition of “Net Proceeds” in connection with a permitted Disposition, and (b) reserves for Taxes and other liabilities to the extent such amounts are required by any applicable law or are in accordance with GAAP or other generally accepted accounting principles in effect in the jurisdiction of organization of such Person; minus

•	the aggregate amount of expenses and disbursements projected to be paid in cash by such Person during the period ending 90 days after such date of determination.

“Initial Subject Jurisdictions” means the United States (or any political subdivision thereof), the Cayman Islands and Switzerland.

“Insolvency or Liquidation Proceeding” means:

(1) any case commenced by or against any Grantor under the Bankruptcy Code or any other Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of any Grantor, any receivership or assignment for the benefit of creditors relating to any Grantor or any similar case or proceeding relative to any Grantor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to any Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3) any other proceeding of any type or nature in which substantially all claims of creditors of any Grantor are determined and any payment or distribution is or may be made on account of such claims.

“Intercreditor Agreements” means the Senior Lien Intercreditor Agreements, the Collateral Agency Agreement and the Junior Lien Intercreditor Agreements.

“Investment” in any Person means any direct or indirect advance, loan (other than advances or extensions of credit in the ordinary course of business that are in conformity with GAAP recorded as accounts receivable on the balance sheet of the Company or its Subsidiaries) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. For purposes of covenant compliance, the amount of any Investment by any Person outstanding at any time shall be the amount actually invested (measured at the time invested), net of any returns or distributions of capital or repayment of principal actually received in cash by such Person with respect thereto from time to time.

“Issue Date Collateral Rigs” means each of the following Rigs: NOBLE BOB DOUGLAS; NOBLE CLYDE BOUDREAUX; NOBLE DON TAYLOR; NOBLE GLOBETROTTER I; NOBLE GLOBETROTTER II; NOBLE HANS DEUL; NOBLE HOUSTON COLBERT; NOBLE JOE KNIGHT; NOBLE JOHNNY WHITSTINE; NOBLE MICK O’BRIEN; NOBLE REGINA ALLEN; NOBLE ROGER LEWIS; NOBLE SAM CROFT; NOBLE SAM HARTLEY; NOBLE SCOTT MARKS; NOBLE TOM MADDEN; and NOBLE TOM PROSSER.

“Issue Date Owner Entity” means any PIMCO Entity or any other Person that, directly or indirectly, owns Capital Stock of Noble Parent Company as of February 5, 2021, together with any of such Person’s Affiliates or any fund or account controlled or managed by such Person or any of its Affiliates.

“Junior Lien Debt” means Indebtedness described in the second sub-bullet point of the seventh bullet point in “—Certain Covenants—Limitation on Indebtedness” (insofar as secured by clause (k) of the definition of “Permitted Liens” in the indenture).

“Junior Lien Intercreditor Agreement” means any intercreditor agreement providing for any Liens securing any Indebtedness or other obligations to be junior in priority to the Liens securing the notes and setting forth the relative creditor rights, as the same may be amended, modified, restated, supplemented or replaced from time to time in accordance with its terms or in accordance with the terms of the indenture and the terms thereof are either customary or no less favorable in any material respect, when taken as a whole, to the Securities Secured Parties as those contained in the Senior Lien Intercreditor Agreement referred to in clause (a) of the definition thereof if the Securities Secured Parties were the Priority Lien Secured Parties.

“Legal Holiday” means a Saturday, Sunday or other day on which banking institutions are not required by law or regulation to be open in the State of New York or the place of payment.

“Letter-of-Credit Rights” has the meaning assigned to such term in the UCC.

“Lien” means any mortgage, pledge, lien, encumbrance, charge, security interest, charter, subcharter, lease or sublease. For purposes of the indenture, the Company or any Subsidiary of the Company shall be deemed to own, subject to a Lien, any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement relating to such asset.

“Local Content Entity” means any Affiliate of the Company (a) that owns or is contemplated to own a Rig or that is a party to or contemplated to be a party to a charter party agreement, drilling contract or any demise, bareboat, time, voyage, other charter, lease or other right to use of a Rig owned by it or by the Company, any Restricted Subsidiary or another Local Content Entity and (b) the Capital Stock of which is jointly owned by the Company or any Restricted Subsidiary(ies) and any other Person(s) that is(are) required or necessary under local law or custom to own the Capital Stock in the Local Content Entity as a condition for (i) the operation of a Rig in such jurisdiction, (ii) the ownership of any asset owned, or contemplated to be acquired, by such entity in such jurisdiction or (iii) the business transacted, or contemplated to be transacted, by such entity in such jurisdiction; provided that Local Content Entities shall not include joint ventures that are formed in the ordinary course and for purposes other than local law requirements or local law customs.

“Local Content Entity Noble Owner” means a Restricted Subsidiary that is the direct owner of any Capital Stock in a Local Content Entity.

“Margin Stock” means margin stock within the meaning of Regulations T, U and X, as applicable, of the Federal Reserve Board.

“Material Indebtedness” means any Indebtedness that is (a) incurred under Section 4.03(a) with outstanding loans, commitments, a funded aggregate principal amount and/or obligations, in each case, exceeding $25,000,000, (b) any Permitted Additional Debt and/or (c) any Assumed Acquisition Indebtedness to the extent it is secured by any Collateral.

“Material Senior Credit Facility” means any Senior Credit Facility (including any Senior Credit Facility that is (a) incurred under Section 4.03(a) of the indenture with outstanding loans, commitments, a funded aggregate principal amount and/or obligations, in each case, exceeding $25,000,000, (b) any Permitted Additional Debt and/or (c) any Assumed Acquisition Indebtedness to the extent it is secured by any Collateral).

“Material Subsidiary” means, as of any time of determination, any Restricted Subsidiary of the Company that is not an Immaterial Subsidiary.

“Net Proceeds” means, with respect to any event,

•

the proceeds actually received in respect of such event in cash or Cash Equivalents, including (i) any cash or Cash Equivalents actually received in respect of any non-cash proceeds, including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment or earn-out (but excluding any interest payments), but only as and when received, (ii) in the case of a casualty insurance proceeds that are actually received and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments that are actually received, minus

•

the sum of (i) all fees and out-of-pocket expenses paid by the Company and the Restricted Subsidiaries in connection with such event (including attorney’s fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, underwriting discounts and commissions, other customary expenses and brokerage, consultant, accountant and other customary fees), (ii) in the case of an Asset Sale (including pursuant to a sale leaseback or similar proceeding), an Asset Swap, a Designated Asset Swap or an Event of Loss, (A) any amount placed in escrow, in any such case, for adjustment in respect of the sale price of such properties or assets, for indemnification obligations of the Company or any of its Restricted Subsidiaries in connection with such transaction or event or for other liabilities associated with such transaction or event and retained by the Company or any of its Restricted Subsidiaries; provided that the amount of any subsequent reduction of such escrow (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Proceeds occurring on the date of such reduction solely to the extent that the Company and/or any Restricted Subsidiaries receives cash in an amount equal to the amount of such reduction, (B) the amount of all payments that are not prohibited under the indenture and are made by the Company and the Restricted Subsidiaries as a result of such event to repay Indebtedness (other than the Securities) secured by such asset or otherwise subject to mandatory prepayment as a result of such event, (C) the pro rata portion of net cash proceeds thereof (calculated without regard to this clause (C)) attributable to minority interests and not available for distribution to or for the account of the Company and the Restricted Subsidiaries as a result thereof and (D) the amount of any liabilities directly associated with such asset and retained by the Company or the Restricted Subsidiaries, (iii) the amount of all Taxes paid (or reasonably estimated to be payable, including any withholding taxes estimated to be payable in connection with the repatriation of such Net Proceeds), and (iv) the amount of any reserves established by the Company and the Restricted Subsidiaries to fund contingent liabilities reasonably estimated to be payable, that are associated with such event, provided that any reduction at any time in the amount of any such reserves (other than as a result of payments made in respect thereof) shall be deemed to constitute the receipt by the Company at such time of Net Proceeds in the amount of such reduction.

“Noble Parent Company” means Noble Corporation (f/k/a Noble Cayman II Corporation), an exempted company incorporated in the Cayman Islands with limited liability, or, if a Redomestication has occurred prior to the event in question on the date of determination, the Surviving Person resulting from such prior Redomestication.

“Non-Recourse Debt” means any Indebtedness of any Person in respect of which the holder or holders thereof have no recourse (including by way of guaranty, support, security or indemnity) to the Company or any Restricted Subsidiary or to any of their property, whether for principal, interest, fees, expenses or otherwise, except for Capital Stock of any Unrestricted Subsidiary.

“Notified Parity Lien Debt Default” means a Default under a Parity Lien Debt that has occurred and is continuing in respect of which the collateral agent has served a notice on the Company.

“Obligations” means any principal, interest, premiums (including, to the extent legally permitted, all interest and premiums accruing after the commencement of any proceeding under any Bankruptcy Law at the rate provided for in the documentation with respect thereto, including any applicable post-default rate, even if such interest and/or premium is not enforceable, allowable or allowed as a claim in such proceeding), penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Original Priority Lien Agent” means JPMorgan Chase Bank, N.A., as collateral agent and security trustee for the Priority Lien Secured Parties.

“Paragon Litigation” means the litigation brought by the litigation trust of Paragon Offshore plc against the Prepetition Parent Company in December 2017, and as further described in Note 14 of Part I Item 1 of the quarterly report on Form 10-Q of the Prepetition Parent Company filed with the Commission on November 5, 2020.

“Parent Pledge Agreement” means the Cayman Islands law governed share mortgage, dated as of the date hereof, between the direct parent company of the Company, as chargor, and the collateral agent, pursuant to which 100% of the Capital Stock of the Company is mortgaged or pledged on a limited recourse basis pursuant to the terms thereto, as such agreement may be amended, restated, amended and restated, supplemented, modified or replaced from time to time.

“Parent Pledged Equity” means the Capital Stock of the Company that is mortgaged or pledged to secure the Securities, and related notes guarantees, if any, and all obligations related to any of the foregoing under the Parent Pledge Agreement.

“Parity Lien” means a Lien granted by any Grantor in favor of the collateral agent pursuant to a Parity Lien Security Document, at any time, upon any property of any Grantor to secure Parity Lien Obligations.

“Parity Lien Debt” means:

•	the notes and the PIK notes and, in each case, the notes guarantees thereof; and

•

any other Indebtedness (other than intercompany Indebtedness owing to the Company or its Subsidiaries) of any Grantor that is (i) secured equally and ratably with the notes, (ii) incurred as permitted in the indenture under the seventh bullet point of “—Certain Covenants—Limitation on Indebtedness” (insofar as secured by clause (k) of the definition of “Permitted Liens”), (iii) permitted to be incurred and so secured under each applicable Priority Lien Document or Parity Lien Document, and (iv) has a final maturity equal to or later than, and a Weighted Average Life to Maturity equal to or greater than, the February 15, 2028; provided that, in the case of any Indebtedness referred to in this clause:

•

on or before the date on which such Indebtedness is incurred by any Grantor, such Indebtedness is designated by the Company, in an officers’ certificate delivered to each Parity Lien Representative and the collateral agent, as “Parity Lien Debt” for the purposes of the indenture and the Collateral Agency Agreement; provided, further, that no Indebtedness may be designated as both “Parity Lien Debt” and “Priority Lien Debt” or “Junior Lien Debt” (or any combination of the three);

•	the Parity Lien Representative of such Parity Lien Debt (other than additional notes under the indenture) shall have executed and delivered an Additional Secured Debt Designation; and

•

all requirements set forth in the Collateral Agency Agreement as to the confirmation, grant or perfection of the collateral agent’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this second bullet point will be conclusively established if the Company delivers to the collateral agent an officers’ certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Parity Lien Debt”).

“Parity Lien Debt Default” means any “Event of Default” as defined under any Parity Lien Document or any similar event or condition set forth in any other Parity Lien Document that causes, or permits holders of the applicable Series of Parity Lien Debt outstanding thereunder (with or without the giving of notice or lapse of time, or both, and whether or not notice has been given or time has lapsed) to cause the Parity Lien Debt outstanding thereunder to become immediately due and payable.

“Parity Lien Document” means, collectively, the indenture and any additional indenture, supplemental indenture, credit agreement, loan agreement or other similar agreement governing each other Series of Parity Lien Debt.

“Parity Lien Obligations” means Parity Lien Debt and all other “Obligations” (or other equivalent term, in each case, as defined under the applicable Parity Lien Document) in respect thereof.

“Parity Lien Representative” means:

•	in the case of the notes, the trustee; or

•

in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who (A) is appointed as a Parity Lien Representative (for purposes related to the administration of the Parity Lien Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (B) has become a party hereto on the date hereof or has executed and delivered a Collateral Agency Joinder in accordance herewith.

“Parity Lien Secured Parties” means the holders of Parity Lien Obligations, the collateral agent and each Parity Lien Representative.

“Parity Lien Security Documents” means the Collateral Agency Agreement, each Collateral Agency Joinder and the Collateral Documents.

“Permitted Acquisition” means any acquisition of the Capital Stock, assets and/or line of business of one or more other Persons in a single transaction or multiple transactions that are consummated substantially concurrently with each other, or a series of related transactions, which transaction(s) may be in an unlimited amount so long as after giving effect thereto (a) no Default shall occur, (b) the value of the guarantees of and collateral securing the Securities shall not be materially and adversely affected by such transactions, taken as a whole and (c) subject to the Agreed Security Principles, the assets, including Capital Stock, acquired pursuant to such transaction(s) will become Collateral and each newly acquired or created Subsidiary (including each Subsidiary thereof) shall become a guarantor subsidiary (unless such Subsidiary is designated as an Unrestricted Subsidiary pursuant to “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries” or is an Excluded Subsidiary), within the applicable time periods thereafter as set forth in “—Certain Covenants—Further Instruments and Acts; Further Assurances; Additional Guarantors.”

“Permitted Investment” means:

(a) any Investment (other than, for purposes of this clause (a), any Investments in any Ineligible LCE) by (i) the Company in a Restricted Subsidiary, (ii) any Restricted Subsidiary in the Company, or (iii) any Restricted Subsidiary in another Restricted Subsidiary;

(b) any Investment in cash and Cash Equivalents;

(c) any Investments received (i) from trade creditors or customers in the ordinary course of business, in the form of accounts receivable or notes receivable, if payable or dischargeable in accordance with customary trade terms of the Company or the applicable Restricted Subsidiary, (ii) in compromise, settlement or resolution of (including upon satisfaction of judgments with respect to) (1) obligations of trade creditors or customers that were Incurred in the ordinary course of business of the Company or any of the Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (2) litigation, arbitration or other disputes; or (iii) as a result of a foreclosure by the Company or any of the Restricted Subsidiaries with respect to any secured Investment in default;

(d) Investments represented by Swap Agreement Obligations (excluding Swap Agreement Obligations entered into for speculative purposes);

(e) Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any of the Restricted Subsidiaries;

(f) any Guarantee of Indebtedness not prohibited by the indenture as described in “—Certain Covenants—Limitation on Indebtedness”;

(g) Guarantees by the Company or any of the Restricted Subsidiaries of operating leases (other than Capitalized Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

(h) any Investment existing on, or made pursuant to binding commitments existing on, February 5, 2021, and any modifications, renewals or extensions that do not increase the amount of the Investment being modified, renewed or extended (as determined as of such date of modification, renewal or extension) unless the incremental increase in such Investment is otherwise not prohibited under the indenture;

(i) Investments received or acquired as consideration for any Disposition not prohibited by the indenture as described in “—Certain Covenants—Asset Sales”;

(j) any Permitted Acquisition;

(k) Investments in lieu of, and not in excess of the amount of (after giving effect to any other Investments or Restricted Payments in respect thereof) Restricted Payments permitted by the indenture as described in the second bullet point in the proviso of “—Certain Covenants—Restricted Payments”; provided that any such Investment shall reduce the amount of such applicable Restricted Payments thereafter permitted by such proviso by a corresponding amount;

(l) loans and advances to any direct or indirect parent of the Company in lieu of, and not in excess of the amount of (after giving effect to any other loans, advances or Restricted Payments in respect thereof), Permitted Payments to Parent permitted to be made in accordance with second bullet point in the proviso of “—Certain Covenants—Restricted Payments”; provided that the proceeds of such loans and advances are used or will be used solely as set forth in the definition of “Permitted Payments to Parent”;

(m) Investments in Unrestricted Subsidiaries and Ineligible LCEs in an amount equal to the fair market value of cash or other assets received as a capital contribution to the Company or from the Net Proceeds from the issuance or sale of Capital Stock of Noble Parent Company;

(n) additional Investments in an aggregate amount not to exceed $10,000,000 at any time outstanding;

(o) Investments made to consummate any transaction pursuant to clause (s) of the definition of “Asset Sale” and to comply with the applicable requirements set forth therein or to comply with any requirements set forth in any Senior Credit Facility to consummate any such transaction, including the issuance of any Specified Rig Intercompany Note pursuant to clause (s) of the definition of “Asset Sale”;

(p) Investments in any Ineligible LCE (other than, for purposes of this clause (p), any Disposition or other transfer of a Rig to any such Ineligible LCE); provided that, (i) at the time of and immediately after giving effect to any such Investment, the aggregate principal amount of all outstanding Investments at such time pursuant to this clause (p) shall not exceed the aggregate amount of all accounts receivable owed by third parties to all such Ineligible LCEs at such time pursuant to any charter party agreement, drilling contract or any demise, bareboat, time, voyage, other charter, lease or other right to use of a Rig to which any such Ineligible LCE is a party, (ii) promptly after any such Ineligible LCE’s receipt of a payment of any such accounts receivable, such Ineligible LCE shall apply such amount (to the extent constituting Ineligible LCE Available Excess Cash) to make, directly or indirectly, to one or more of the Company or a guarantor subsidiary a repayment or return on, or distribution with respect to, outstanding Investments made in such Ineligible LCE pursuant to this clause (p), (iii) to the extent not prohibited by any applicable contractual obligations relating to the applicable Rig or applicable law, any such Investment shall be evidenced by a promissory note or similar instrument that is payable on demand by the relevant Ineligible LCE in which such Investment is made and (iv) such promissory note or similar instrument shall constitute Collateral pledged by the Company or by the applicable Restricted Subsidiary making such Investment pursuant to the applicable Collateral Document;

(q) Investments in and contributions to joint ventures (other than, for purposes of this clause (q), any Disposition or other transfer of a Rig to any Ineligible LCE), (i) in the ordinary course of business consistent with past practice, (ii) to the extent required pursuant to the applicable joint venture agreement or other constituent agreement, or (iii) in an amount up to the aggregate amount of any dividends, distributions, loan repayments or other returns on Investments made in reliance on this clause (q) previously received by the Company or any Restricted Subsidiary; and

(r) to the extent constituting an Investment, any transaction permitted by the indenture as described in “—Certain Covenants—Consolidation, Amalgamation, Conveyance, Transfer or Lease of Assets,” any transaction permitted by the indenture as described in the second paragraph in “—Notes Guarantee,” any transaction not prohibited by the indenture as described in “—Certain Covenants—Limitation on Liens,” any Indebtedness not prohibited by the indenture as described in “—Certain Covenants—Limitation on Indebtedness” and any Dispositions not prohibited by the indenture as described in “—Certain Covenants—Asset Sales.”

“Permitted Liens” means:

(a) Liens existing on February 5, 2021 (other than Liens to secure obligations in respect of the Senior Credit Facilities);

(b) Liens incurred to secure the Securities, PIK notes and Securities Debt, and related Guarantees, if any, and all obligations related to any of the foregoing;

(c) (i) Liens arising in the ordinary course of business by operation of law, deposits, pledges or other Liens in connection with workers’ compensation, unemployment insurance, old age benefits, social security obligations, other forms of governmental insurance, Taxes, assessments, public or statutory obligations, general liability or property insurance or other insurance required to be maintained pursuant to any Securities Document or other similar charges; (ii) good faith deposits, pledges or other Liens in connection with (or to obtain letters of credit or bank guarantees in connection with) (x) bids, contracts or leases to which the Company or its Subsidiaries are parties, (y) any supersedeas bonds, appeal bonds, performance bonds, return-of-money or payment bonds, and similar obligations, or (z) liabilities in respect of reimbursement or indemnification obligations of insurance carriers providing property, casualty or liability insurance or any other insurance required to be maintained pursuant to any Securities Document to the Company or any Restricted Subsidiary; or (iii) other deposits required to be made in the ordinary course of business; provided that in each case the obligation secured is not for Indebtedness for borrowed money and is not overdue or, if overdue, is being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor;

(d) mechanics’, workmen’s, materialmen’s, landlords’, carriers’, maritime or other similar Liens arising in the ordinary course of business (or deposits to obtain the release of such Liens) related to obligations not overdue for more than 30 days if such Liens arise with respect to domestic assets and for more than 90 days if such Liens arise with respect to foreign assets, or, if so overdue, that are being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor, or if such Liens otherwise could not reasonably be expected to adversely affect, in any material respect, the Company’s ability to make principal or interest payments on the Securities;

(e) Liens for Taxes and other liabilities not more than 90 days past due or which can thereafter be paid without penalty or which are being contested in good faith by appropriate proceedings and reserves in accordance with GAAP have been provided therefor, or if such Liens otherwise could not reasonably be expected to adversely affect, in any material respect, the Company’s ability to make principal or interest payments on the Securities;

(f) Liens imposed by ERISA (or comparable foreign laws) which are being contested in good faith by appropriate proceedings and reserves in conformity with GAAP have been provided therefor, or if such Liens otherwise could not reasonably be expected to adversely affect, in any material respect, the Company’s ability to make principal or interest payments on the Securities;

(g) Liens granted by any Restricted Subsidiary that is not a guarantor subsidiary in favor of or for the benefit of the Company or a guarantor subsidiary to secure obligations owed by such Restricted Subsidiary to the Company or a guarantor subsidiary, including pursuant to any Specified Rig Intercompany Mortgage pursuant to clause (s) of the definition of “Asset Sale”;

(h) Liens securing the Senior Credit Facilities and other obligations thereunder in an aggregate outstanding amount not to exceed the greater of (i) $675,000,000 and (ii) 45% of the Rig Value (but not to exceed $900,000,000); provided that such Liens attach only to property that is Collateral securing the Securities Debt (or assets that will become Collateral) and are subject to a Senior Lien Intercreditor Agreement;

(i) Liens arising out of judgments or awards against the Company or any guarantor subsidiary or any of the Company’s Restricted Subsidiaries which do not result in an Event of Default as described in the ninth bullet point of “—Events of Default”;

(j) Liens securing Assumed Acquisition Indebtedness; provided that the Liens (if any) with respect to such Indebtedness are limited to the applicable assets so acquired and the proceeds thereof;

(k) Liens securing Permitted Additional Debt permitted by the indenture as described in the seventh bullet point as described in the eighth bullet point of “—Certain Covenants—Limitation on Indebtedness”;

(l) Liens securing Indebtedness permitted under by the indenture as described in the eighth bullet point of “—Certain Covenants—Limitation on Indebtedness” (or similar arrangements or obligations that would have been permitted under such Section had such obligations constituted Indebtedness); provided that (i) such Lien shall not attach to any other property or assets (other than related contracts, intangibles, and other assets that are incidental thereto or arise therefrom, including improvements on and the proceeds or products thereof) of the Company or any Restricted Subsidiary (although individual financings of equipment may be cross-collateralized to other financings of equipment by the same lender) and (ii) such Lien shall not attach to any owned Rig (other than (x) an Excluded Rig, (y) a Rig acquired or constructed with the proceeds of such Indebtedness or (z) an acquired or constructed Rig subject to a Lien securing Indebtedness permitted by the provisions of the indenture described in “—Certain Covenants—Limitation on Indebtedness”);

(m) additional Liens (not otherwise permitted as described in “—Certain Covenants—Limitation on Liens”) securing Indebtedness (or other obligations) in an aggregate amount not to exceed at any one time outstanding the greater of (i) $10,000,000 and (ii) 10% of EBITDA for the most recently ended Test Period prior to incurring such Lien;

(n) rights reserved to or vested in any municipality or governmental, statutory or public authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the property of a Person;

(o) encumbrances (other than to secure the payment of Indebtedness), easements, restrictions, servitudes, permits, conditions, covenants, exceptions or reservations in any property or rights-of-way of a Person for the purpose of roads, pipelines, transmission lines, transportation lines, distribution lines, removal of gas, oil, coal, metals, steam, minerals, timber or other natural resources, and other like purposes, or for the joint or common use of real property, rights-of-way, facilities or equipment, or defects, irregularity and deficiencies in title of any property or rights-of-way;

(p) rights reserved to or vested in any municipality or governmental, statutory or public authority to control, regulate or use any property of a Person;

(q) rights of a common owner of any interest in property held by a Person and such common owner as tenants in common or through other common ownership;

(r) Liens created by or resulting from zoning, planning and environmental laws and ordinances and municipal regulations;

(s) Liens created or evidenced by or resulting from financing statements filed by lessors of property (but only with respect to the property so leased);

(t) Permitted Maritime Liens;

(u) (i) sales or grants of licenses or sublicenses of (or other grants of rights to use or exploit) intellectual property rights (x) existing as of February 5, 2021, or (y) between or among the Company and the Restricted Subsidiaries or between or among any of the Restricted Subsidiaries, or (ii) non-exclusive licenses or sublicenses of (or other non-exclusive grants of rights to use or exploit) intellectual property rights entered into in the ordinary course of business and not interfering, individually or in the aggregate, in any material respect with the conduct of the business of the Company and the Restricted Subsidiaries, taken as a whole;

(v) to the extent constituting a Lien, any Dispositions not prohibited by the provisions of the indenture described in “—Certain Covenants—Asset Sales”;

(w) Liens arising in the ordinary course of business out of or in connection with pledges or deposits under workers’ compensation laws, unemployment insurance, old age pensions, social security retirement benefits or other forms of governmental insurance;

(x) minor defects, irregularities and deficiencies in title to, and easements, rights-of-way, zoning restrictions and other similar restrictions, charges or encumbrances, defects and irregularities in the physical placement and location of pipelines within areas covered by easements, leases, licenses and other rights in real property in favor of the Company or any Subsidiary, in each case which do not interfere with the ordinary conduct of business, and which do not materially detract from the value of the property which they affect;

(y) any right of set-off arising under common law or by statute;

(z) Liens to secure permitted Indebtedness recorded as capital leases in accordance with GAAP;

(aa) Liens encumbering inventory, work-in-process and related property in favor of customers or suppliers securing obligations and other liabilities to such customers or suppliers to the extent such Liens are granted in the ordinary course of business and are consistent with past business practices in an aggregate amount, at the time of incurrence, not to exceed the greater of (i) $1,000,000 and (ii) 1.0% of EBITDA for the most recently ended Test Period prior to incurring such Lien;

(bb) Liens existing on property at the time of its acquisition (including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary) or existing on the property of, or Capital Stock in, any Person at the time such Person becomes a Subsidiary, in each case after February 5, 2021; provided that (i) such Lien was not created in contemplation of such acquisition or such Person becoming a Subsidiary, (ii) such Lien does not extend to or cover any other assets or property (other than improvements on and the proceeds or products thereof and other than after-acquired property subjected to a Lien securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted under the indenture and require, pursuant to their terms at such time, a pledge of after-acquired property, it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition), (iii) if such Lien is on a Rig acquired or constructed pursuant to such transaction, such Lien does not secure any Indebtedness, and (iv) if such Lien secures Indebtedness, such Indebtedness is Assumed Acquisition Indebtedness; provided, further, that Liens pursuant to this clause (bb) shall not secure any Indebtedness incurred, issued or assumed to acquire or construct a Rig;

(cc) Liens in the ordinary course of business securing obligations in respect of any agreement providing for treasury, depositary, purchasing card, credit cards or cash management services, including in connection with any automated clearing house transfers of funds or any similar transactions;

(dd) legal or equitable Liens deemed to exist by reason of negative pledge covenants and other covenants or undertakings of a like nature not prohibited by the indenture;

(ee) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(ff) Liens (i) of a collection bank (including those arising under Section 4-210 of the Uniform Commercial Code) on the items in the course of collection, (ii) in favor of a banking or other financial institution or entity, or electronic payment service providers, arising as a matter of law encumbering deposits or other funds maintained with a financial institution (including the right of setoff) and which are within the general parameters customary in the banking industry, (iii) attaching to pooling or commodity trading accounts, or other commodity brokerage accounts incurred in the ordinary course of business, (iv) arising solely by virtue of any statutory or common law provision or customary business provision relating to banker’s liens, rights of set off or similar rights, and (v) encumbering reasonable customary initial deposits and margin deposits in the ordinary course of business and not for speculative purposes; and

(gg) Liens securing Permitted Refinancing Debt solely to the extent the Refinanced Debt was secured by Liens permitted by clauses (a) through (ff) above.

“Permitted Maritime Liens” means, at any time with respect to a Rig:

•

Liens for crews’ wages (including the wages of the master of the Rig) that are discharged in the ordinary course of business and have accrued for not more than 60 days (or such longer period provided for under any First Lien Indebtedness) unless any such Lien is being contested in good faith and by appropriate proceedings or other acts by the Company or relevant Restricted Subsidiary, and the Company or relevant Restricted Subsidiary shall have set aside on its books adequate reserves with respect to such Lien and so long as such deferment in payment shall not subject the Rig to sale, forfeiture or loss;

•

Liens for salvage (including contract salvage) or general average, and Liens for wages of stevedores employed by the owner of the Rig, the master of the Rig or a charterer or lessee of such Rig, which in each case have accrued for not more than 60 days (or such longer period provided for under any First Lien Indebtedness) unless any such Lien is being contested in good faith and by appropriate proceedings or other acts by the Company or relevant Restricted Subsidiary, and the Company or relevant Restricted Subsidiary shall have set aside on its books adequate reserves with respect to such Lien and so long as such deferment in payment shall not subject the Rig to sale, forfeiture or loss;

•

shipyard Liens and other Liens arising by operation of law arising in the ordinary course of business in operating, maintaining, repairing, modifying, refurbishing, or rebuilding the Rig (other than those referred to in first two bullet points above), including maritime Liens for necessaries, which in each case have accrued for not more than 60 days (or such longer period provided for under any First Lien Indebtedness) unless any such Lien is being contested in good faith and by appropriate proceedings or other acts by the Company or relevant Restricted Subsidiary, and the Company or relevant Restricted Subsidiary shall have set aside on its books adequate reserves with respect to such Lien and so long as such deferment in payment shall not subject the Rig to sale, forfeiture, or loss;

•

Liens for damages arising from maritime torts which are unclaimed, or are covered by insurance and any deductible applicable thereto, or in respect of which a bond or other security has been posted on behalf of the Company or relevant Restricted Subsidiary with the appropriate court or other tribunal to prevent the arrest or secure the release of the Rig from arrest, unless any such Lien is being contested in good faith and by appropriate proceedings or other acts by the Company or relevant Restricted Subsidiary, and the Company or relevant Restricted Subsidiary shall have set aside on its books adequate reserves with respect to such Lien and so long as such deferment in payment shall not subject the Rig to sale, forfeiture, or loss;

•	Liens that, as indicated by the written admission of liability therefor by an insurance company, are covered by insurance (subject to reasonable deductibles); and

•	Liens for charters or subcharters or leases or subleases not prohibited under the indenture.

“Permitted Payments to Parent” means, without duplication as to amounts, (a) payments to Noble Parent Company (or any Subsidiary thereof that is a direct or indirect parent of the Company) to permit Noble Parent Company or any such Subsidiary thereof to pay reasonable accounting, legal and investment banking fees and administrative expenses of Noble Parent Company or any such Subsidiary thereof when due; provided that any such payment shall not be in respect of expenses or other amounts that are allocable to, or attributable to the ownership or operations of, (i) any Unrestricted Subsidiary, except to the extent of the amount actually received in cash or Cash Equivalents from such Unrestricted Subsidiary (or any cash or Cash Equivalents received upon the Disposition or monetization of any non-cash consideration received from such Unrestricted Subsidiary), or (ii) any Excluded Noble Parent Subsidiary, (b) payments pursuant to the Shared Services Agreement and (c) for so long as the Company is a member of a group filing a consolidated or combined tax return with Noble Parent Company (or any Subsidiary thereof that is a direct or indirect parent of the Company), payments to Noble Parent Company or any such Subsidiary (directly or indirectly) in respect of the portion of the tax liabilities of such group that is allocable or attributable to the Company and its Subsidiaries; provided that any such payment shall not be in respect of the portion of the tax liabilities of such group that are allocable or attributable to (i) any Unrestricted Subsidiary, except to the extent of the amount actually received in cash or Cash Equivalents from the Unrestricted Subsidiaries (or any cash or Cash Equivalents received upon the Disposition or monetization of any non-cash consideration received from the Unrestricted Subsidiaries), or (ii) any Excluded Noble Parent Subsidiary (such permitted payments pursuant to this clause (c), “Tax Payments”). The Tax Payments shall not exceed the lesser of (x) the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Subsidiaries from other taxable years and (y) the net amount of the relevant tax that Noble Parent Company (or any Subsidiary thereof that is a direct or indirect parent of the Company) actually owes to the appropriate taxing authority. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within thirty (30) days (or such longer period provided for under any First Lien Indebtedness) of receipt by Noble Parent Company (or any Subsidiary thereof that is a direct or indirect parent of the Company) of such Tax Payments or refunded to the Company, except to the extent any such Tax Payment is in respect of tax liabilities that have been satisfied in advance of, and were required to be so satisfied prior to the time of, Noble Parent Company’s or any such Subsidiary’s receipt of such Tax Payment.

“Permitted Prior Liens” means Liens described in clauses (h) and (k) (insofar as security for Priority Lien Obligations) in the definition of “Permitted Liens.”

“Permitted Refinancing Debt” means Indebtedness (for purposes of this definition, “New Debt”) Incurred in exchange for, or proceeds of which are used to purchase or refinance, other Indebtedness (the “Refinanced Debt”); to the extent that: (a) such New Debt is in an aggregate principal amount not in excess of the sum of (i) the aggregate principal amount then outstanding of the Refinanced Debt (or, if the Refinanced Debt is exchanged or acquired for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount) and (ii) accrued and unpaid interest, cash fees and expenses (including make-whole payments and premiums) on the Refinanced Debt and amounts to pay fees and expenses reasonably incurred, in each case, in connection with such extension, refinancing, repayment and reborrowing, renewal or replacement; (b) such New Debt has a Stated Maturity no earlier than the Stated Maturity of the Refinanced Debt; (c) such New Debt has a Weighted Average Life to Maturity that is equal to or longer than the remaining Weighted Average Life to Maturity of the Refinanced Debt; (d) if applicable, such New Debt is subordinated in right of payment or security to the Securities to the same extent as the Refinanced Debt; and (e) the obligors with respect to such New Debt do not include any Persons that were not obligors (or would not have been (i) required to become obligors or (ii) permitted to become obligors) with respect to such Refinanced Debt, except that the Company or any guarantor subsidiary may be added as an additional obligor.

“Person” means an individual, partnership, corporation, limited liability company, company, association, trust, unincorporated organization or any other entity or organization, including any Governmental Authority.

“PIMCO Entity” means Pacific Investment Management Company LLC, any of its Affiliates or any fund or account controlled or managed by Pacific Investment Management Company LLC or any of its Affiliates.

“Pledgors” means, collectively, the Company, any Person that is the direct parent of the Company and each Restricted Subsidiary, in each case, to the extent that such Person directly owns any capital stock in the Company or any guarantor subsidiary.

“Preferred Stock” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Prepetition Parent Company” means Noble Holding Corporation plc (f/k/a Noble Corporation plc), a company organized under the laws of England and Wales with company number 08354954.

“Priority Credit Agreement” means the Revolving Loan Credit Agreement, including any related notes, guaranties, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, Refinanced in any manner (whether upon or after termination or otherwise), in whole or in part, from time to time.

“Priority Lien” means a Lien granted by any Grantor in favor of the Priority Lien Agent, at any time, upon any property of any Grantor to secure Priority Lien Obligations.

“Priority Lien Agent” means the Original Priority Lien Agent and, from and after the date of execution and delivery to the collateral agent of a Priority Substitute Credit Facility, the agent, collateral agent, trustee or other representative of the lenders or holders of the indebtedness and other Obligations evidenced thereunder or governed thereby, in each case, together with its successors or assigns in such capacity.

“Priority Lien Cap” means, as of any date, (a) the aggregate principal amount of all indebtedness (including any interest paid-in-kind) outstanding at any time under the Priority Credit Agreement and/or any other Credit Facility pursuant to which Priority Lien Debt has been issued or incurred (with outstanding letters of credit being deemed to have a principal amount equal to the stated amount thereof, whether or not drawn) equal to the greatest of (i) $675,000,000, (ii) 45% of the Rig Value (but not to exceed $900,000,000) and (iii) an amount such that after giving effect to the incurrence thereof, Consolidated First Lien Leverage Ratio shall not exceed 4.50:1.00 plus (b) the amount of accrued and unpaid interest (excluding any interest paid-in-kind) and outstanding fees on such amount in clause (a) plus (c) the amount of all Hedging Obligations, to the extent such Hedging Obligations are secured by the Priority Liens, plus (d) the amount of all Bank Product Obligations, to the extent such Bank Product Obligations are secured by the Priority Liens minus (e) solely with respect to the Revolving Loan Credit Agreement, any reduction in the principal amount thereof that is accompanied by a permanent reduction in commitments thereunder; provided that in the event any Priority Credit Agreement and/or any other Credit Facility includes a reserve against amounts that any Grantor borrowed for any Hedging Obligations and/or Bank Product Obligations, then the amount of all Hedging Obligations and all Bank Product Obligations shall be subject to the cap reflected in clause (a) and shall not be deemed to be included under clauses (c) and (d) of this definition.

“Priority Lien Collateral” means all “Collateral” as defined in the Priority Credit Agreement or any other Priority Lien Document, and any other assets of any Grantor now or at any time hereafter subject to Liens which secure (or purport to secure) any Priority Lien Obligation.

“Priority Lien Debt” means the indebtedness under the Priority Credit Agreement (including letters of credit and letter of credit reimbursement obligations with respect thereto (with outstanding letters of credit being deemed to have a principal amount equal to the stated amount thereof)) and all additional indebtedness under any Priority Substitute Credit Facility.

“Priority Lien Documents” means the Priority Credit Agreement, the Priority Lien Security Documents, and any indenture, supplemental indenture, Credit Facility or other agreement governing any Priority Substitute Credit Facility and all other loan documents, notes, guaranties, instruments and agreements governing or evidencing, or executed or delivered in connection with, any Priority Substitute Credit Facility.

“Priority Lien Obligations” means the Priority Lien Debt and all other Obligations in respect of or in connection with Priority Lien Debt together with Hedging Obligations and the Bank Product Obligations, in each case to the extent that such Obligations are secured by Priority Liens.

“Priority Lien Secured Parties” means, at any time, the Priority Lien Agent, each lender or issuing bank under the Priority Credit Agreement, each holder, provider or obligee of any Hedging Obligations and Bank Product Obligations that is a lender under the Priority Credit Agreement or an Affiliate (as defined herein or in the Priority Credit Agreement) thereof and is a secured party (or a party entitled to the benefits of the security) under any Priority Lien Document, the beneficiaries of each indemnification obligation undertaken by any Grantor under any Priority Lien Document, each other Person that provides letters of credit, guaranties or other credit support related thereto under any Priority Lien Document and each other holder of, or obligee in respect of, any Priority Lien Obligations (including pursuant to a Priority Substitute Credit Facility), in each case to the extent designated as a secured party (or a party entitled to the benefits of the security) under any Priority Lien Document outstanding at such time.

“Priority Lien Security Documents” means all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by any Grantor creating (or purporting to create) a Priority Lien upon Collateral in favor of any Priority Lien Agent.

“Priority Substitute Credit Facility” means any Credit Facility that Refinances in full the Priority Credit Agreement then in existence.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Cash” means the aggregate amount of unrestricted cash and Cash Equivalents of the Company, the guarantor subsidiaries, and the Restricted Subsidiaries that (a) is subject to a perfected security interest and lien in favor of the collateral agent, (b) is subject to an Account Control Agreement or (c) is subject to an investment property control agreement in favor of the collateral agent (or its designee), in any such case, including pursuant to arrangements of the type described in Article V of the Senior Lien Intercreditor Agreement.

“Redemption Date” means, when used with respect to any Securities to be redeemed, the date fixed for such redemption pursuant to the terms of such Securities.

“Redomestication” means:

•

any amalgamation, merger, exchange offer, conversion, consolidation or similar action of Noble Parent Company with or into any other Person, or of any other Person with or into Noble Parent Company, or the sale or other Disposition (other than by lease) of all of its assets of Noble Parent Company to any other Person,

•

any continuation, discontinuation, statutory migration, domestication, redomestication, amalgamation, merger, plan or scheme of arrangement, exchange offer, business combination, reincorporation, reorganization, consolidation or similar action of Noble Parent Company pursuant to the law of the jurisdiction of its organization or incorporation and of any other jurisdiction, or

•

the formation of a Person that becomes, as part of the transaction or series of related transactions, the direct or indirect owner of 100% of the voting shares (except for directors’ qualifying shares) of Noble Parent Company (the “New Parent”), if as a result thereof

•

in the case of any action specified in the first bullet point above, the entity that is the surviving, resulting or continuing Person in such merger, amalgamation, conversion, consolidation or similar action, or the transferee in such sale or other Disposition,

•

in the case of any action specified in the second bullet point above, the entity that constituted Noble Parent Company immediately prior thereto above (but disregarding for this purpose any change in its jurisdiction of organization or incorporation), or

•

in the case of any action specified in the third bullet point above, the New Parent (in any such case, the “Surviving Person”) is a corporation or other entity, validly incorporated or formed and existing in good standing (to the extent the concept of good standing is applicable) under the laws of Delaware, or any other State of the United States, under the laws of the Cayman Islands, the United Kingdom or nay member state of the European Union, under the laws of any member of the European Economic Area (EEA) or NAFTA, under the laws of Switzerland or Singapore, or under the laws of any territory or other political subdivision of any of the foregoing or under the laws of any other jurisdiction, whose outstanding equity interests of each class issued and outstanding immediately following such action, and giving effect thereto, shall be beneficially owned by substantially the same Persons as were the outstanding equity interests of Noble Parent Company immediately prior thereto and the Surviving Person shall have delivered to the trustee an officer’s certificate that, both before and after giving effect to such transaction, no Event of Default exists.

“Refinance” means, with respect to any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease, discharge or retire, or to issue other indebtedness in exchange or replacement for, such Indebtedness, in each case in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Company or the Restricted Subsidiaries on February 5, 2021 and any reasonable extension or evolution of any of the foregoing.

“Related Business Asset” means (a) one or more Rigs, (b) the Capital Stock of a Person owning one or more Rigs and/or (c) any other related asset that is useful in the business of the Company or its Restricted Subsidiaries.

“Required Guarantor” means each of the following, on a joint and several basis: (a) the Company and (b) each Restricted Subsidiary of the Company (including each Eligible LCE) which is not an Excluded Subsidiary.

“Required Parity Lien Debtholders” means, at any time, (a) prior to the payment in full in cash of the principal, premium, interest, fees and expenses (including all interest, fees and expenses accrued after the commencement of any Insolvency or Liquidation Proceeding whether or not allowed or allowable in such proceeding) payable in respect of the all notes and the PIK notes, the holders of a majority in aggregate principal amount of all notes and the PIK notes and (b) thereafter, the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding. For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed not to be outstanding.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary. For the avoidance of doubt, “Restricted Subsidiary” shall also include each Local Content Entity and each such entity’s respective Subsidiaries, in each case, that is not an Unrestricted Subsidiary.

“Revolving Loan Credit Agreement” means the Senior Secured Revolving Credit Agreement, dated as of February 5, 2021, among the Company, as a borrower, the other borrowers from time to time party thereto, the lenders and issuing banks from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and security trustee.

“Rig” means any mobile offshore drilling unit (including without limitation any jack-up rig, semi-submersible rig, drillship, and barge rig).

“Rig Value” means, as of any date of determination, with respect to any Rig (and all related equipment) owned by the Company or any Restricted Subsidiary, the value of such Rig (and all related equipment) as reflected in the most recent third-party appraisal (which shall not include any allowance for depreciation and obsolescence since the delivery of such appraisal and with respect to “idle” Rigs shall not include any discount for current markets and demand); provided that, (a) the Rig Value of any Rig shall be equal to (w) 100% of such third-party appraised value for any contracted Rig or a Rig that is idle for up to six months, (x) 75% of such appraised value for any Rig idle for six (6) months or longer but less than nine months as of such date of determination, (y) 50% of such appraised value for any Rig idle for nine months or longer but less than 12 months as of such date of determination and (z) 0% of such appraised value for any Rig idle for 12 months or longer as of such date of determination and (b) for purposes of such determination, the Rig Value of any Rig acquired after the last day of the most recently ended Test Period, or to be acquired on the date on which a pro forma calculation is to be determined, shall be as reasonably calculated by the Company (to the extent a third-party appraisal for such Rig has not yet been obtained).

“Sale-Leaseback Transaction” means any arrangement whereby the Company or any of its Subsidiaries shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease property that it intends to use for substantially the same purpose or purposes as the property sold or transferred.

“Second Lien Collateral” means all “Collateral,” as defined in the indenture or any Parity Lien Document, and any other assets of any Grantor now or at any time hereafter subject to Liens which secure (or purport to secure) any Parity Lien Obligation.

“Second Lien Debt” means the indebtedness in respect of the notes, the PIK notes, any indebtedness in respect of additional notes issued under the indenture or any supplemental indenture thereto and all additional indebtedness secured by the Parity Lien Security Documents.

“Second Lien Notes” means the notes issued under the indenture, including any Additional Securities.

“Secured Obligations” means the Priority Lien Obligations and the Parity Lien Obligations.

“Secured Parties” means the Priority Lien Secured Parties and the Parity Lien Secured Parties.

“Securities” means the notes issued on February 5, 2021 and the Additional Securities, if any, which shall be treated as a single class.

“Securities Account” has the meaning assigned to such term in the UCC.

“Securities Debt” means all Obligations arising under any Securities Document owing by the Company or any subsidiary guarantor to any Securities Secured Party in respect of the notes and notes guarantees.

“Securities Documents” means, collectively, the indenture, the notes, the notes guarantees, the Collateral Documents, and all other agreements, documents and instruments at any time executed and/or delivered pursuant to any of the foregoing by the Company or any subsidiary guarantor or any other Person to, with or in favor of any Securities Secured Party in connection therewith or related thereto.

“Securities Secured Parties” means, collectively, (a) the trustee, (b) the collateral agent, (c) the holders, (d) each other person to whom any of the Securities Debt are owed and (e) the successors, replacements and assigns of each of the foregoing; sometimes being referred to herein individually as a “Securities Secured Party.”

“Security Agreement” means the New York law Second Lien Collateral Agreement, dated as of February 5, 2021, by and among the Company, the subsidiary guarantors from time to time party thereto and the collateral agent, as may thereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

“Senior Credit Facility” one or more debt facilities that is First Lien Indebtedness, including the Revolving Loan Credit Agreement, or other financing arrangements providing for revolving credit loans, term loans, notes, letters of credit or other long term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any commercial paper facilities, indentures or credit facilities that refinance any part of the loans, promissory notes or other securities, other credit facilities or commitments thereunder, including any such refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is not prohibited by the indenture as described in “—Certain Covenants—Limitation on Indebtedness”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Senior Credit Facility Agent” means JPMorgan Chase Bank, N.A., and its successors and assigns in its capacity as administrative agent and first lien collateral agent and security trustee pursuant under the Senior Credit Facility and any successor or replacement agent.

“Senior Lien Intercreditor Agreement” means (a) that certain second lien intercreditor agreement, dated as of February 5, 2021, by and among the Senior Credit Facility Agent, the collateral agent and the Grantors party thereto, or (b) any other intercreditor agreement among the collateral agent, any Senior Credit Facility Agent (if then in effect), the Company, the guarantor subsidiaries and the other parties party thereto on terms that are either customary or no less favorable in any material respect, when taken as a whole, to the Securities Secured Parties as those contained in the second lien intercreditor agreement referred to in clause (a) above, in each case, as the same may be amended, modified, restated, supplemented or replaced from time to time in accordance with its terms or in accordance with the terms of the indenture.

“Series of Parity Lien Debt” means, severally, the notes, the PIK notes and each other issue or series of Second Lien Debt for which a single transfer register is maintained.

“Series of Second Lien Debt” means, severally, the Second Lien Notes and each other issue or series of Second Lien Debt for which a single transfer register is maintained.

“Shared Services Agreement” means a services agreement between the Company or a subsidiary guarantor, on the one hand, and Noble Parent Company and/or any Subsidiary thereof that is a direct or indirect parent of the Company, on the other hand, as such agreement may be amended, restated, supplemented, modified or replaced from time to time to the extent such amendment, restatement, supplement, modification or replacement, taken as a whole, is not materially adverse to the holders.

“Significant Subsidiary” has the meaning ascribed to it under Regulation S-X promulgated under the Exchange Act.

“Specified Rigs” means the following Rigs: (a) any Rig that is to be or has been transferred to an Ineligible LCE in compliance with and pursuant to clause (s) of the definition of “Asset Sale”; and (b) any Rig acquired by the Company or any Restricted Subsidiary with Net Proceeds of the Asset Sale (consummated on November 3, 2021) of the following Rigs: (1) Noble Scott Marks, (2) Noble Joe Knight, (3) Noble Johnny Whitstine and (4) Noble Roger Lewis.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subject Jurisdiction” means each Initial Subject Jurisdiction and any Additional Subject Jurisdiction; provided that references to the Subject Jurisdictions shall only include a reference to any non-U.S. Subject Jurisdiction for so long as one or more Required Guarantors (a) are organized, incorporated or formed in such jurisdiction and/or have material operations or own assets in such jurisdiction and (b) the fair market value (as determined in good faith by the Company) of all assets (excluding (i) Rigs, (ii) intercompany claims, (iii) Deposit Accounts, Securities Accounts and other bank accounts and assets deposited in or credited to any such account, (iv) spare part equipment, and (v) any assets which are (x) in transit or temporarily located in such jurisdiction, or (y) being transported to or from, or is in the possession of or under the control of, a bailee, warehouseman, repair station, mechanic, or similar Person, for purposes of repair, improvements, service or refurbishment in the ordinary course of business) which are owned by any Required Guarantor in such jurisdiction and reasonably capable of becoming Collateral exceeds $20,000,000 for such jurisdiction (or, if less, the threshold for the corresponding requirements with respect to “Subject Jurisdictions” (or other equivalent term or requirement, in each case, as defined under any Priority Lien Document for purposes of the collateral requirements thereunder)).

“Subordinated Indebtedness” means: (a) with respect to the Company, any Indebtedness of the Company which is by its terms is contractually subordinated in right of payment to the notes and (b) with respect to any subsidiary guarantor, any Indebtedness of such guarantor which is by its terms is contractually subordinated in right of payment to the notes guarantee of such subsidiary guarantor.

“Subsidiary” means, for any Person (the “parent”), any corporation, limited liability company, partnership, association or other entity (a) the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, (b) of which securities or other ownership interests representing more than 50% of the outstanding stock or comparable Capital Stock having ordinary voting power for the election of the board of directors, managers or similar governing body of such entity, is at the time directly or indirectly owned by the parent or by one or more of its other Subsidiaries or (c) that is, as of such date, otherwise controlled, by the parent or one or more of its other Subsidiaries. “Subsidiary” shall include each Local Content Entity and each such entity’s respective Subsidiaries. Unless the context expressly provides otherwise, references to a Subsidiary mean a Subsidiary of the Company.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions entered into in the ordinary course of business and not for speculative purposes; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company or any Restricted Subsidiary shall be a Swap Agreement.

“Swap Agreement Obligations” means any and all obligations of the Company or any Restricted Subsidiary, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all Swap Agreements, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

“Taxes” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Test Period” means the most recently ended four fiscal quarter period of the Company for which internal financial statements are available.

“Total Assets” means, as of any date of determination, the aggregate book value of the assets of the Company and the Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP as of such date.

“Transocean Litigation” means the litigation brought by a subsidiary of Transocean Ltd. against certain affiliates of the Company in January 2017, and as further described in Note 14 of Part I Item 1 of the quarterly report on Form 10-Q of the Prepetition Parent Company filed with the Commission on November 5, 2020.

“Treasury Rate” means as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the Redemption Date to February 15, 2024; provided, however, that if the period from the redemption date to February 15, 2024 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to February 15, 2024 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“UCC” or “Uniform Commercial Code” means the Uniform Commercial Code as from time to time in effect in the State of New York; provided, however, that if any or all of the attachment, perfection (or the effect of perfection or non-perfection) or the priority of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, then the term “UCC” or “Uniform Commercial Code” shall mean the Uniform Commercial Code as from time to time in effect in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection (or effect of perfection or non-perfection) or priority.

“UK Credit Parties” means, collectively (a) the Company (but only if the Company is incorporated, organized or formed under the laws of England and Wales) and (b) any subsidiary guarantor incorporated, organized or formed under the laws of England and Wales.

“UK Insolvency Event” means:

•

a UK Relevant Entity is unable, admits in writing its inability or is deemed unable to pay its debts generally as they fall due (other than (i) debts owed to the Company or a Subsidiary, (ii) solely by reason of balance sheet liabilities exceeding balance sheet assets or (iii) under section 123(1)(a) of the Insolvency Act 1986 of the United Kingdom where demand is made for an amount of less than $50,000,000 and such demand is settled and/or discharged within 21 days of being made), suspends making payments on any of its material debts, fails generally to pay its debts as they become due, or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more class of creditors (other than a creditor or class of creditors in respect of Indebtedness arising pursuant to the Securities Documents or any Securities Secured Party in its capacity as such) with a view to rescheduling any of its Material Indebtedness;

•	any corporate action, legal proceedings or other formal legal procedure or step is taken in relation to:

•

the suspension of payments of its debts generally, a moratorium of any indebtedness, winding-up, liquidation, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement, restructuring plan or otherwise) of any UK Relevant Entity;

•

(by reason of actual or anticipated financial difficulties) a composition, compromise, assignment or arrangement with any class of creditors of any UK Relevant Entity (excluding any Securities Secured Party in its capacity as such with respect to any Securities Debt);

•

the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager, or other similar officer in respect of any UK Relevant Entity, or all or substantially all of its assets; or

•

enforcement of any Lien over any material asset of any UK Relevant Entity, or any analogous procedure or step is taken in any jurisdiction, save that this clause shall not apply to (1) any involuntary proceeding or procedure that is discharged, permanently stayed or dismissed within 21 days of commencement, or (2) any solvent liquidation or reorganization of any Restricted Subsidiary incorporated under the laws of England and Wales so long as any payments or assets distributed as a result of such liquidation or reorganization are distributed to the Company or other Restricted Subsidiaries; provided that, in the case of any such Restricted Subsidiary being liquidated or reorganized (x) that is a wholly-owned Restricted Subsidiary, such distribution is to one or more of the Company or guarantor subsidiaries or wholly-owned Restricted Subsidiaries or (y) the Capital Stock of which were directly owned by one or more of the Company or guarantor subsidiaries, such distribution is to one or more of the Company or guarantor subsidiaries;

•

any expropriation, attachment, sequestration, distress or execution affects any asset or assets of a UK Relevant Entity, except where such action has not had, and would not reasonably be expected to adversely affect, in any material respect, the Company’s ability to make principal or interest payments on the Securities;

•

any UK Relevant Entity institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditor’s rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official; and

•	any UK Relevant Entity takes any action in furtherance of, or confirming its consent to, approval of, or acquiescence in, any of the foregoing acts;

provided that, no transaction involving a UK Relevant Entity constituting a solvent reorganization, amalgamation, consolidation or merger shall constitute a UK Insolvency Event.

“UK Relevant Entity” means any UK Credit Party or the Company or any other guarantor subsidiary or Significant Subsidiary capable of becoming subject of an order for winding-up or administration under the Insolvency Act 1986 of the United Kingdom.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

•	has no Indebtedness other than Non-Recourse Debt or Indebtedness that would become Non-Recourse Debt upon such designation;

•

except as not prohibited by the indenture as described in “—Certain Covenants—Limitation on Affiliate Transactions,” is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

•

is a Person with respect to which neither the Company nor any of the Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Capital Stock or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

•	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of the Restricted Subsidiaries; and

•

immediately after giving effect to such designation, no Default shall have occurred and be continuing and the Company could Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Total Leverage Ratio test described in “—Certain Covenants—Limitation on Indebtedness” on a pro forma basis taking into account such designation (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation).

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and (i) the Company could Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Total Leverage Ratio test described in “—Certain Covenants—Limitation on Indebtedness” or (ii) the Consolidated Total Leverage Ratio for the Company and the Restricted Subsidiaries would be equal to or less than such ratio for the Company and the Restricted Subsidiaries immediately prior to such designation, in each case, on a pro forma basis taking into account such designation (which shall assume that the Senior Credit Facility and any other Indebtedness that is in the nature of a revolving or assets based nature are deemed to be fully drawn for purposes of such calculation).

Any such designation or redesignation as a Restricted Subsidiary or an Unrestricted Subsidiary by the Board of Directors shall be notified by the Company to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to such designation or redesignation and an officer’s certificate certifying that such designation complied with the foregoing provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

Book-Entry, Delivery and Form

The notes were issued initially in the form of one or more permanent global notes in fully registered form without interest coupons.

Initial notes issued pursuant to the exemption from Securities Act registration afforded by Section 1145 of the Bankruptcy Code were initially represented by a global note in definitive, fully registered form without interest coupons (the “1145 Global Note”) and was deposited with the trustee as a custodian for DTC, as depositary, and registered in the name of a nominee of such depositary.

Initial notes issued in reliance on Rule 144A were initially represented by a global note in definitive, fully registered form without interest coupons (the “Rule 144A Global Note”) and was deposited with the trustee as a custodian for DTC, as depositary, and registered in the name of a nominee of such depositary.

Initial notes issued to certain “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) were represented by a global note in definitive, fully registered form without interest coupons (the “AI Global Note”) and was deposited with the trustee as a custodian for DTC, as depositary, and registered in the name of a nominee of such depositary.

Initial notes issued in reliance on Regulation S under the Securities Act were represented by a global note in definitive, fully registered form without interest coupons (the “Regulation S Global Note” and, collectively with the Rule 144A Global Note and the AI Global Note, each a “Restricted Global Note” and collectively, the “Restricted Global Notes”) and was deposited with the trustee as custodian for DTC, as depositary, and registered in the name of a nominee of such depositary.

Following the date of any resale of an interest in a Restricted Global Note after the effective date of this registration statement, such interest shall be represented by a global note in definitive, fully registered form without interest coupons (the “Unrestricted Global Note” and, together with the 1145 Global Note and the Restricted Global Notes, each a “Global Note” and collectively, the “Global Notes”), which has been deposited with the trustee as custodian for DTC, as depositary, and registered of a nominee of such depositary. Any PIK notes issued in respect of any interest in any Global Note referred to in the preceding sentence will be evidenced by the Unrestricted Global Note.

We obtained the information in this section and elsewhere in this prospectus concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any) and interest, on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of NFC, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest, on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

The global debt securities were deposited with, or on behalf of, DTC and registered in the name of DTC’s nominee, Cede & Co. All interests in global debt securities deposited with, or on behalf of, DTC are subject to the operations and procedures of DTC and, in the case of any interests in global debt securities held through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”), the operations and procedures of Euroclear or Clearstream, Luxembourg, as the case may be. The following provisions apply to the depository arrangements with respect to the global debt securities.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall only be issued in exchange for beneficial interests in the Global Notes (i) after there has occurred and is continuing an Event of Default with respect to the notes or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes or has ceased to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days.

Secondary Market Trading, Global Clearance and Settlement under the Book-Entry System

Any permitted secondary market trading activity in the notes will be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

SELLING SECURITYHOLDERS

This prospectus relates to the resale, from time to time, by the selling securityholders included in the table below and their pledgees, donees, partners, members, transferees or other successors selling Notes received from a named selling securityholder as a permitted transfer after the date of this prospectus, which we refer to collectively as the selling securityholders, of up to $404,867,813 aggregate principal amount of Notes (assuming interest on the Notes is paid-in-kind through maturity). The Notes are being registered pursuant to registration rights granted to the selling securityholders under the Registration Rights Agreement.

The information provided below with respect to the selling securityholders has been furnished to us by or on behalf of the selling securityholders and is current as of March 7, 2022. The information provided below with respect to the selling securityholders may change over time, and selling securityholders may be added. Any changed or new information given to us by the selling securityholders, including regarding the identity of, and the securities held by, each selling securityholder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary.

The selling securityholders may offer any or all of their Notes for resale from time to time pursuant to this prospectus. However, the selling securityholders are under no obligation to sell any of the Notes offered pursuant to this prospectus. Because the selling securityholders may sell none, all or some portion of the Notes owned by them, we cannot estimate the amount or percentage of Notes that will be beneficially owned by the selling securityholders after this offering and have therefore made certain assumptions with respect thereto as indicated in the table below. In addition, the selling securityholders may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which the selling securityholders provided the information regarding the Notes owned by them, all or a portion of the Notes owned by them in transactions exempt from the registration requirements of the Securities Act.

To our knowledge, none of the selling securityholders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than their ownership of the Notes, except in connection with (i) the Registration Rights Agreement, (ii) the Plan, (iii) the Restructuring Support Agreement, (iv) the Backstop Commitment Agreement, (v) the Bankruptcy Relationship Agreement described below, (vi) the Board Observer Agreement described below, (vii) the director designation right described below, (viii) the Pacific Drilling Merger RRA, (ix) the Pacific Drilling Merger Agreement, (x) the Pacific Drilling Voting Agreements described below, (xi) the Maersk Drilling Voting Agreements and (xii) the New Relationship Agreement.

Pursuant to the Plan, on the Effective Date, Noble Parent, certain funds and accounts (the “Investors”) for which Pacific Investment Management Company LLC (the “Investor Manager”) serves as investment manager, adviser or sub-adviser, as applicable, and certain of the former holders (or investment advisors or managers to such holders) of certain series of Legacy Noble’s then outstanding senior notes entered into a Relationship Agreement (the “Bankruptcy Relationship Agreement”), pursuant to which, among other things, Noble Parent agreed that until the earlier of such time as the Investors cease to hold in the aggregate 35% or more of the Outstanding Ordinary Shares (as defined in the Bankruptcy Relationship Agreement) and the fourth anniversary of the Effective Date, Noble Parent will not remove its Chief Executive Officer or appoint a replacement Chief Executive Officer unless it obtains the prior written consent of the Investors by the Investor Manager acting on their behalf (such consent not to be unreasonably withheld, conditioned or delayed).

Also on the Effective Date, Noble Parent and the Investor Manager entered into a Board Observer Agreement (the “Board Observer Agreement”), pursuant to which, among other things, Noble Parent agreed that until such time as the Investors ceased to hold in the aggregate 20% or more of the outstanding Ordinary Shares, the Investor Manager would have the right to designate an individual to attend meetings of the Board and of committees of the Board, subject to customary exceptions and conditions. The Board Observer Agreement was terminated in December 2021.

Pursuant to the Articles of Noble Parent, subject to certain conditions and limitations, for so long as the Designated Entities (as defined below) hold, in the aggregate, no fewer than 20% of the outstanding and issued Ordinary Shares, the Designated Entities (with such right exercised by their designating party) shall be entitled to nominate, and the Board shall appoint, and remove one director (the “Investor Director”). For so long as the Designated Entities hold, in aggregate, no fewer than 20% of the outstanding and issued Ordinary Shares, the Investor Director may be removed by, and only by, the affirmative vote or written consent of the designating party. If the designating party entitled to designate a person to fill any directorship fails to do so, then such directorship shall remain vacant until filled by such designating party. “Designated Entities” means the funds and accounts for which the same person serves as investment manager, advisor or sub-advisor (as applicable) on the Effective Date and which funds and accounts own, in the aggregate, in excess of 35% of the issued and outstanding Ordinary Shares upon effectiveness of the Plan on the Effective Date. The Investor Manager is currently the designating party for the Designated Entities. The Investor Manager has designated an Investor Director, pursuant to which the Board appointed Paul Aronzon to serve as a director on April 19, 2021.

Concurrently with the entry into the Pacific Drilling Merger Agreement, Noble Parent and certain equity holders of Pacific Drilling (each, a “Member” and, collectively, the “Members”), which collectively represented approximately 66% of the issued and outstanding Membership Interests and 64% of the Pacific Warrants, entered into voting and support agreements (collectively, the “Pacific Drilling Voting Agreements”) in connection with the Pacific Drilling Merger Agreement. Among other things, each Pacific Drilling Voting Agreement required that each Member that was party to such Pacific Drilling Voting Agreement (a) vote (or cause to be voted) its Membership Interests (i) in favor of the approval and adoption of the Pacific Drilling Merger, the Pacific Drilling Merger Agreement and all other transactions contemplated by the Pacific Drilling Merger Agreement, (ii) among other things, against any merger agreement or merger (other than the Pacific Drilling Merger Agreement, the Pacific Drilling Merger and the transactions contemplated thereby), any action or any other takeover proposal relating to Pacific Drilling, (b) be bound by certain other covenants and agreements relating to the Pacific Drilling Merger, including the delivery of any notices and documentation required to effect a “Drag-Along Sale” as defined in the Pacific Drilling limited liability company agreement, and (c) be bound by certain transfer restrictions with respect to such securities subject to certain exceptions. The Pacific Drilling Voting Agreements terminated at the effective time of the Pacific Drilling Merger.

Name of Selling Securityholder (1)	Principal Amount of Notes Beneficially Owned Prior to Offering (2)	Principal Amount of Notes That May Be Offered Hereby (2)	Principal Amount of Notes Beneficially Owned After Offering (3)	Percentage of Notes Beneficially Owned After Offering (3)
Investors for which Pacific Investment Management Company LLC serves as investment manager, adviser or sub-adviser (4)	$103,267,102	$103,267,102	$—	—%
Investors for which Goldman Sachs Asset Management, L.P. serves as investment manager, investment adviser or sub-adviser (5)	$5,961,194	$406,670	$5,554,524	2.6%
Entities affiliated with Nomura Corporate Research and Asset Management Inc. (6)	$1,049,493	$282,848	$766,645	*
PFM Multi-Manager Fixed Income Fund (7)	$8,523	$1,034	$7,489	*
Sefton Place Fund (8)	$59,319	$59,319	$—	—%
Stichting Blue Sky Active High Yield Fixed Income USA Fund (9)	$5,515	$5,515	$—	—%
Entities affiliated with Brigade Capital Management, LP (10)	$3,507,408	$2,380,931	$1,126,477	*

*	Less than 1%.

(1)

The principal amount of Notes shown in the table includes Notes that would be held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Does not include the PIK Notes (as defined herein) that may be issued if interest on the Notes is paid-in-kind through maturity.

(3)

Assumes the selling securityholders sell all of the Notes offered pursuant to this prospectus. The percentage of Notes beneficially owned is based upon $216,000,000 principal amount of Notes outstanding as of March 7, 2022.

(4)

According to information provided by Pacific Investment Management Company LLC, Pacific Investment Management Company LLC, as the investment manager, adviser or sub-adviser of the funds and accounts who are the holders of record of the referenced Notes to be registered, may be deemed to have or to share voting and dispositive power over the referenced Notes. The address for such funds and accounts is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

(5)

According to information provided by Goldman Sachs Asset Management, L.P., principal amount of Notes offered hereby consists of (i) $11,775 principal amount of Notes owned by Goldman Sachs Trust—Goldman Sachs Institutional Funds PLC—Global High Yield Portfolio II, (ii) $63,401 principal amount of Notes owned by Goldman Sachs Trust—Goldman Sachs Income Builder Fund, (iii) $51,928 principal amount of Notes owned by Goldman Sachs Funds—Goldman Sachs Global High Yield Portfolio, (iv) $76,081 principal amount of Notes owned by Goldman Sachs Trust—Goldman Sachs High Yield Floating Rate Fund, (v) $55,098 principal amount of Notes owned by Goldman Sachs Trust—Goldman Sachs High Yield Fund, (vi) $11,095 principal amount of Notes owned by UBS Wealth Management—Multi Manager Access II, (vii) $67,929 principal amount of Notes owned by SEI Institutional Managed Trust—Multi-Asset Income Fund, (viii) $10,265 principal amount of Notes owned by Sidera Funds SICAV and (ix) $22,643 principal amount of Notes owned by Factory Mutual Insurance Company. Goldman Sachs Asset Management L.P. serves as the investment manager to each of the GSAM funds and accounts. The Fixed Income Portfolio Management Team of Goldman Sachs Asset Management, L.P. may be deemed to have or to share voting and investment power with respect to the Notes held by the GSAM funds and accounts. The address for the foregoing persons is 200 West Street, 3rd Floor, New York, New York 10282.

According to information provided by Goldman Sachs Asset Management, L.P., principal amount of Notes offered hereby also consists of $36,455 principal amount of Notes owned by Goldman Sachs Lux Investment Funds—High Yield Floating Rate Portfolio (Lux). Goldman Sachs Asset Management L.P. serves as the investment manager to each of the GSAM funds and accounts. NBI Strategic U.S. Income and Growth Fund has been terminated from Goldman Sachs Asset Management, L.P. management. The Fixed Income Portfolio Management Team of Goldman Sachs Asset Management, L.P. may be deemed to have or to share voting and investment power with respect to the Notes held by the GSAM funds and accounts. The address for the foregoing persons is 200 West Street, 3rd Floor, New York, New York 10282.

(6)

According to information provided by Nomura Corporate Research and Asset Management Inc. (“NCRAM”), the registered holders of the referenced Notes to be registered are the following funds and accounts under the management of NCRAM: Nomura Funds Ireland plc—US High Yield Bond Fund, California Public Employees’ Retirement System, Stichting PGGM Depositary, American Century Investment Trust – NT High Income Fund, The Regents of the University of California, General Dynamics Corporation Group Trust, American Century Investment Trust – High Income Fund, Teachers’ Retirement System of the City of New York, New York City Employees’ Retirement System, Kapitalforeningen MP Invest High yield obligationer V, Mars Associates Retirement Plan, PensionDanmark Pensionforsikringsaktieselskab, The State of Connecticut Acting Through Its treasurer, Kapitalforeningen Industriens Pension Portfolio, High Yield obligationer III, Stichting Bewaarder Syntrus Achmea Global High Yield Pool, New York City Board of Education Retirement System, Barclays Multi-Manager Fund PLC, Best Investment Corporation, Aegon Custody B.V., Montgomery County Employees’ Retirement

System, Pensionskasse SBB, New York City Police Pension Fund, Investeringsforeningen Lagernes Invest, L3Harris Pension Master Trust, National Railroad Retirement Investment Trust, Ohio Public Employees Retirement System, PACE High Yield Investments, Stichting Pensioenfonds Hoogovens, Delta Master Trust, Commonwealth of Massachusetts Employees Deferred Compensation Plan, Louisiana State Employees’ Retirement System, Pinnacol Assurance, Suzuka Inka, New York City Fire Department Pension Fund, Northern Multi-Manager High Yield Opportunity Fund, Stichting Mars Pensioenfonds, Nomura Multi Managers Fund II—US High Yield Bond, Blue Cross and Blue Shield Association National Retirement Trust, Government of Guam Retirement Fund and Montgomery County Consolidated Retiree Health Benefits Trust (collectively, the “NCRAM Accounts”). NCRAM is the investment manager or sub-investment manager of the NCRAM Accounts and holds the power to direct investments and/or vote the securities held by the NCRAM Accounts. Nomura Holdings, Inc. is the ultimate parent holding company of NCRAM, which, in its capacity as a parent company, disclaims beneficial ownership of the Notes except to the extent of its direct or indirect economic interest in NCRAM. The address for NCRAM is 309 W. 49th St., Worldwide Plaza, New York, New York 10019.

(7)

According to information provided by PFM Multi-Manager Fixed Income Fund, PFM Multi-Manager Fixed Income Fund is part of the PFM Multi-Manager Series Trust. PFM Asset Management LLC serves as the investment advisor for the PFM Multi-Manager Series Trust. The address for PFM Asset Management LLC is 213 Market Street, Harrisburg, Pennsylvania 17101.

(8)

According to information provided by Sefton Place Advisors, Sefton Place Advisors serves as the investment advisor to Sefton Place Fund. Sefton Place Advisors may be deemed to have voting and investment power with respect to the Notes. The address for Sefton Place Fund is c/o Sefton Place Advisors, 25 Green Street, Mayfair, W1K 7AX, London, United Kingdom.

(9)

According to information provided by Stichting Blue Sky Active High Yield Fixed Income USA Fund. The address for Stichting Blue Sky Active High Yield Fixed Income USA Fund is Prof. E.M. Meijerslaan 1, 1183 AV Amstelveen, The Netherlands.

(10)

According to information provided by Brigade Capital Management, LP, consists of (i) $38,098 principal amount of Notes beneficially owned by Brigade Debt Funding I Ltd prior to the offering, $25,800 principal amount of Notes that may be offered hereby and $12,298 principal amount of Notes beneficially owned after the offering, (ii) $31,171 principal amount of Notes beneficially owned by Brigade Debt Funding II Ltd. prior to the offering, $21,109 principal amount of Notes that may be offered hereby and $10,062 principal amount of Notes beneficially owned after the offering, (iii) $2,866,500 principal amount of Notes beneficially owned by Brigade Leveraged Capital Structures Fund Ltd prior to the offering, $1,945,958 principal amount of Notes that may be offered hereby and $920,542 principal amount of Notes beneficially owned after the offering, and (iv) $571,639 principal amount of Notes beneficially owned by Panther BCM LLC prior to the offering, $388,064 principal amount of Notes that may be offered hereby and $183,575 principal amount of Notes beneficially owned after the offering. The address for Brigade Capital Management, LP is 399 Park Avenue, 16th Floor, New York, New York 10022.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain United States (for purposes of this section, “U.S.”) federal income tax considerations of owning and disposing of the Notes by a U.S. Holder (defined below).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published administrative rules and pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect on the date hereof. Changes in the rules or new interpretations of the rules may have retroactive effect and could significantly affect the U.S. federal income tax considerations described below. We have not requested, and will not request, any ruling or determination from the IRS or any other taxing authority with respect to the tax considerations discussed herein, and the discussion below is not binding upon the IRS or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position than any position discussed herein.

This summary does not address state, local or non-income tax considerations, nor does it purport to address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of its individual circumstances or to a U.S. Holder that may be subject to special tax rules (such as persons who are related to the Debtors within the meaning of the Code, persons liable for alternative minimum tax, persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons who actually or constructively own or will own 10% or more (by vote or value) of the equity interest of Finco (and any person that is related to Finco), broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax exempt organizations, controlled foreign corporations, passive foreign investment companies, partnerships (or other entities treated as partnerships or other pass-through entities), beneficial owners of partnerships (or other entities treated as partnerships or other pass-through entities), subchapter S corporations, persons who hold the Notes as part of a straddle, hedge, conversion transaction, or other integrated investment, persons using a mark-to-market method of accounting, and persons who are in bankruptcy). Furthermore, this summary assumes that the Notes are held only as “capital assets” (within the meaning of Section 1221 of the Code).

For purposes of this discussion, a “U.S. Holder” is a holder of a Note that is: (1) an individual citizen or resident of the United States for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over the trust’s administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of a Note, the tax treatment of a partner (or other beneficial owner) generally will depend upon the status of the partner (or other beneficial owner) and the activities of the entity. Partners (or other beneficial owners) of partnerships (or other entities treated as partnerships or other pass-through entities) that are holders of Notes should consult their respective tax advisors regarding the U.S. federal income tax considerations of the Notes.

THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A NOTE. ALL HOLDERS OF NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, NON-U.S., NON-INCOME AND OTHER TAX CONSIDERATIONS OF THE NOTES.

Effect of Certain Contingencies

In certain circumstances (see “Description of the Notes—Optional Redemption” and “Description of the Notes—Tax Redemption”), we may be obligated to pay amounts with respect to the Notes that are in excess of stated interest or principal on the Notes. The obligation to make these payments may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments,” which, if applicable, would cause the timing, amount and character of a U.S. Holder’s income, gain, or loss with respect to the Notes to be different from the consequences discussed herein. For purposes of determining whether the Notes are contingent payment debt instruments, contingencies causing the payment of excess amounts may be ignored if (i) there is only a remote likelihood, in the aggregate, that the contingencies causing the payment of such excess amounts will occur, (ii) such excess amounts, in the aggregate, are considered incidental and/or (iii) the alternative payment schedule pursuant to which such excess amounts are paid, if available at the option of the issuer, would not minimize the yield on the Notes. We intend to take the position that the possibility of paying excess amounts is remote, that such amounts are incidental, or that an alternative payment schedule at the option of the issuer would not minimize the yield on the Notes, and therefore the Notes are not subject to the rules governing contingent payment debt instruments. Our treatment will be binding on a U.S. Holder, except a U.S. Holder that discloses its differing treatment in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which the Note was acquired. Our treatment is not binding on the IRS, which may take a contrary position and treat the Notes as contingent payment debt instruments. The remainder of this discussion assumes that the Notes are not treated as contingent payment debt instruments. U.S. Holders are urged to consult their own tax advisors regarding the potential application to the Notes of the rules regarding contingent payment debt instruments and the consequences thereof.

Original Issue Discount

Because the Notes provide the issuer with the option to pay interest in the form of additional Notes (the “PIK Notes”) in lieu of paying cash interest, the Notes will be treated as having been issued with original issue discount (“OID”). The issuance of PIK Notes generally is not treated as a payment of interest. Instead, the Notes and any PIK Notes issued in respect of interest thereon are treated as a single debt instrument under the OID rules.

The Notes are treated as having been issued with OID in an amount equal to the difference between their stated redemption price at maturity (the sum of all payments to be made on the Notes other than qualified stated interest) and their issue price. U.S. Holders generally must include OID in gross income in advance of the receipt of cash attributable to that income.

We have taken the position that the issue price of the Notes generally should be equal to the fair market value of the Notes as of their issue date. For this purpose, the fair market value of the Notes is presumed to be the Notes’ trading price (if any) or quoted price (if there is no trading price). The remainder of this discussion assumes this treatment is respected. U.S. Holders should consult their tax advisors regarding the issue price of the Notes.

The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. Because the issuer has the option to make interest payments in PIK Notes instead of paying cash, the stated interest payments on the Notes are not qualified stated interest, and thus will be treated as OID.

The amount of OID that U.S. Holders must include in income will generally equal the sum of the “daily portions” of OID with respect to the Notes for each day during the taxable year or portion of the taxable year in which such holder held such note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a

Note may be of any length and may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The yield to maturity of the Notes is the discount rate that causes the present value of all payments on the Notes as of their original issue date to equal the issue price of such Notes. For purposes of determining the yield to maturity, the assumption is that the issuer will pay interest in cash and not exercise the option to pay interest in the form of PIK Notes, except in respect of any period in which the issuer actually elects to pay interest in the form of PIK Notes.

The “adjusted issue price” of a Note at the beginning of any accrual period is equal to its initial issue price increased by the accrued OID for each prior accrual period, determined without regard to the amortization of any bond premium, as described below, and reduced by any cash payments previously made on such Note. The issuer is required to provide information returns stating the amount of OID accrued on Notes held by persons of record other than corporations and other holders exempt from information reporting.

If interest is in fact paid in cash on the Notes, a U.S. Holder will not be required to adjust its OID inclusions. Each payment made in cash under a Note will be treated first as a payment of any accrued OID that has not been allocated to prior payments and second as a payment of principal. A U.S. Holder generally will not be required to include separately in income cash payments received on the Notes to the extent such payments constitute payments of previously accrued OID or payments of principal.

With respect to any interest payment period for which interest is paid in the form of PIK Notes, a U.S. Holder’s OID calculation for future periods will be adjusted by treating the Note as if it had been retired and then reissued for an amount equal to its adjusted issue price on the date preceding the first date of such interest payment period, and recalculating the yield to maturity of the reissued Note by treating the amount of PIK Notes (and of any prior PIK Notes) as a payment that will be made on the maturity date of such Note.

The rules regarding OID are complex and the rules described above may not apply in all cases. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the application of the OID rules to the Notes.

Market Discount

If a U.S. Holder’s tax basis in a Note is less than the Note’s adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, or other disposition of, a Note as ordinary income to the extent of the market discount not previously included in income. In addition, a U.S. Holder may be required to defer, until the maturity of the Note or its earlier disposition, the deduction of all or a portion of the interest expense on any indebtedness attributable to the Note. A U.S. Holder may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. U.S. Holders should consult their tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless a U.S. Holder elects to accrue on a constant interest method. A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium

If a U.S. Holder purchases a Note issued with OID at an “acquisition premium,” the amount of OID that the U.S. Holder includes in gross income is reduced to reflect the acquisition premium. A Note is purchased at an acquisition premium if its adjusted basis, immediately after its purchase, is (a) less than or equal to the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest and (b) greater than the Note’s adjusted issue price.

If a Note is purchased at an acquisition premium, the U.S. Holder reduces the amount of OID that otherwise would be included in income during an accrual period by an amount equal to (i) the amount of the OID otherwise includible in income multiplied by (ii) a fraction, the numerator of which is the excess of the cost of the Note incurred by the purchaser over the adjusted issue price of the Note and the denominator of which is the excess of the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, over the Note’s adjusted issue price.

As an alternative to reducing the amount of OID that otherwise would be included in income by this fraction, the U.S. Holder may elect to compute OID accruals by applying a constant yield method.

Bond Premium

If a U.S. Holder purchases a Note for an amount in excess of the sum of all amounts payable on the Note after the purchase date, such holder will be considered to have purchased the Note at a premium and will not be required to include any OID in income. A U.S. Holder generally may elect to amortize the premium over the remaining term of the Note on a constant yield method as an offset to interest when includible in income under its regular accounting method. If a U.S. Holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss (as applicable) that would otherwise be recognized on a disposition of the Note.

Sale, Exchange, or Other Disposition of Notes

Upon the sale, exchange, or other disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, or other disposition and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a Note generally will be the holder’s initial tax basis, increased by any OID or market discount previously included in income, and reduced by any amortized premium and any cash payments on the Notes. Although not free from doubt, a U.S. Holder’s adjusted tax basis in a Note should be allocated between the original Note and any PIK Notes received in respect thereof in proportion to their relative principal amounts. A U.S. Holder’s holding period in any PIK Note received in respect of PIK interest would likely be the same as the holding period for the original Note with respect to which the PIK Note was received. Except as described above with respect to market discount, any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange, or other disposition, the U.S. Holder held the Note for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations (as discussed above).

Foreign Asset Reporting

Each U.S. Holder that is an individual that holds, or that is a corporation, partnership, or trust formed or availed for the purpose of holding, “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the tax year or more than $75,000 at any time during the tax year (or such larger values as specified in the applicable Treasury Regulations), generally is required to file an information report with respect to such assets with its tax returns. A U.S. Holder is urged to consult its tax advisors regarding its information reporting obligations, if any, with respect to its ownership and disposition of the Notes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of interest (including OID) paid on the Notes and to the proceeds of the sale, retirement, redemption or other disposition of a Note paid to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification that it is not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

CAYMAN ISLANDS TAX CONSIDERATIONS

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently have no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form.

The Tax Concessions Act (As Revised) Undertaking as to Tax Concessions

In accordance with the provision of section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with the Company:

1.	That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	on or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

3.	These concessions shall be for a period of 20 years from the date hereof.

PLAN OF DISTRIBUTION

This prospectus relates to the resale, from time to time, by the selling securityholders of up to $404,867,813 aggregate principal amount of Notes, including up to $298,464,394 aggregate principal amount of Notes that may be issued if interest on the Notes is paid-in-kind through maturity. The Notes offered by this prospectus may be sold or distributed from time to time by the selling securityholders, or by their pledgees, donees, partners, members, transferees or other successors, in any one or more of the following methods:

•	directly to one or more purchasers in privately negotiated transactions;

•	in underwritten offerings;

•	through ordinary brokerage transactions, or other transactions involving brokers, dealers or agents;

•	on any national securities exchange or quotation service on which the Notes may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•

through block trades in which the broker or dealer engaged to handle the block trade will attempt to sell the Notes as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•

through the writing of options (including the issuance by the selling securityholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through short sales;

•	in hedging transactions;

•	through the distribution by a selling securityholder to its partners, members or stockholders;

•	through a combination of any of the above methods of sale; or

•	by any other method permitted pursuant to applicable law.

The Notes may also be exchanged pursuant to this prospectus for satisfaction of the selling securityholders’ obligations or other liabilities to their creditors. Such transactions may or may not involve brokers or dealers.

The selling securityholders will determine the prices at which the Notes offered by this prospectus will be sold, which may include:

•	a fixed price or prices, which may be changed;

•	prevailing market prices at the time of sale;

•

prices related to prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	varying prices determined at the time of sale; or

•	negotiated prices.

At the time a particular offering of the Notes is made, a prospectus supplement, if required, will be distributed, which will set forth the names of the selling securityholders, the aggregate amount of the Notes being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders, (3) any discounts, commissions or concessions allowed or re-allowed to be paid to broker-dealers, (4) any other offering expenses, (5) any securities exchanges on which the Notes may be listed, (6) the method of distribution of the Notes, (7) the terms of any agreement, arrangement or understanding entered into with the underwriters, brokers or dealers, and (8) any other material information.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the Notes, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Notes from time to time under this prospectus, or under a supplement or amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee. The list of selling securityholders may similarly be amended to include any donee, transferee or other successor of the selling securityholders.

The selling securityholders and any broker-dealers or agents who participate in the distribution of the Notes may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. As a result, any profits on the sale of the Notes by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities as underwriters under the Securities Act.

If Notes are sold through underwriters or broker-dealers, each selling securityholder will be responsible for underwriting fees, discounts and commissions or transfer taxes applicable to the sale of such selling securityholder’s Notes.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Notes by the selling securityholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Notes to engage in market-making activities with respect to the Notes. All of the foregoing may affect the marketability of the Notes and the ability of any person or entity to engage in market-making activities with respect to the Notes.

In order to comply with the securities laws of certain states, if applicable, the Notes may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Notes may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

We know of no existing arrangements between any selling securityholder, any other securityholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the Notes offered by this prospectus. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the Notes by the selling securityholder. There can be no assurance that any selling securityholder will sell any or all of the Notes pursuant to this prospectus.

Pursuant to the Registration Rights Agreement, we are obligated to provide customary indemnification to the selling securityholders. In addition, we have agreed to pay all fees and expenses incurred in connection with the registration of the Notes, including, without limitation, the payment of (i) all SEC, FINRA and other registration, qualification and filing fees and expenses, (ii) all fees and expenses incurred in connection with complying with any applicable state securities or blue sky laws, (iii) all printing, mailing and delivery expenses, (iv) reasonable fees and disbursements of counsel, auditors and accountants for Finco and (v) all fees and expenses incurred in connection with the listing of the Notes on a national securities exchange.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The selling securityholders may also sell Notes pursuant to Section 4(a)(7) of the Securities Act or Rule 144 under the Securities Act, or other exemption from registration under the Securities Act, rather than this prospectus, in each case if such exemption is available.

LEGAL MATTERS

The validity of the Notes offered hereby will be passed upon for us by Baker Botts L.L.P. under U.S. laws, Maples and Calder (Cayman) LLP under Cayman Islands law, Pestalozzi Rechtsanwälte AG under Swiss law, Hughes, Fields & Stoby under Guyanese law, Simonsen Vogt Wiig AS under Norwegian law, Arab Law Bureau L.L.P. under Qatari law and Maples and Calder (Luxembourg) SARL under Luxembourg law.

EXPERTS

The consolidated financial statements of Noble Corporation (Successor) as of December 31, 2021, and for the period from February 6, 2021 through December 31, 2021 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) as of December 31, 2021 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Noble Corporation’s emergence from bankruptcy and adoption of fresh start accounting on February 5, 2021 as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Noble Holding Corporation plc (formerly known as Noble Corporation plc) (Predecessor) as of December 31, 2020, and for the period from January 1, 2021 through February 5, 2021, and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Noble Corporation plc’s (subsequently renamed Noble Holding Corporation plc) petition on July 31, 2020 with the United States Bankruptcy Court for the Southern District of Texas for reorganization under the provisions of Chapter 11 of the Bankruptcy Code, and emergence from bankruptcy and adoption of fresh start accounting on February 5, 2021 as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Noble Finance Company (Successor) as of December 31, 2021, and for the period from February 6, 2021 through December 31, 2021 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) as of December 31, 2021 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Noble Finance Company’s emergence from bankruptcy and adoption of fresh start accounting on February 5, 2021 as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Noble Corporation (Predecessor) as of December 31, 2020, and for the period from January 1, 2021 through February 5, 2021, and for each of the two years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Noble Corporation plc’s (subsequently renamed Noble Holding Corporation plc) and certain of its subsidiaries, including Noble Corporation (subsequently renamed Noble Finance Company), petition on July 31, 2020 with the United States Bankruptcy Court for the Southern District of Texas for reorganization under the provisions of Chapter 11 of the Bankruptcy Code, and emergence from bankruptcy and adoption of fresh start accounting on February 5, 2021 as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pacific Drilling Company LLC as of December 31, 2020 (Successor), and of Pacific Drilling S.A. for the year ended December 31, 2020 (Predecessor), have been included herein in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 financial statements refers to a change in the basis for presentation for Pacific Drilling Company LLC’s emergence from bankruptcy.

The financial statements of The Drilling Company of 1972 A/S as of December 31, 2021, 2020 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register with the SEC the Notes being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information about us and the Notes, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document referred to herein are summaries of certain terms thereof and are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract, agreement or other document filed as an exhibit to the registration statement. You can read the registration statement at the SEC’s website at www.sec.gov.

Finco will file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC. These reports and other information to be filed by Finco with the SEC will be made available at the SEC’s website at www.sec.gov and will be made available free of charge on our website at http://www.noblecorp.com. The information contained on or linked to or from our website is not part of, and is not incorporated by reference into, this prospectus.

INDEX TO FINANCIAL STATEMENTS

Noble Corporation and Noble Finance Company Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (Noble—Successor)	F-3

Report of Independent Registered Public Accounting Firm (Noble—Predecessor)	F-6

Noble Corporation (Noble) and Subsidiaries Consolidated Balance Sheets as of December 31, 2021 and 2020	F-8

Noble Corporation (Noble) and Subsidiaries Consolidated Statements of Operations for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the Years Ended December 31, 2020 and 2019

F-9

Noble Corporation (Noble) and Subsidiaries Consolidated Statements of Comprehensive Income (Loss) for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the Years Ended December 31, 2020 and 2019

F-10

Noble Corporation (Noble) and Subsidiaries Consolidated Statements of Cash Flows for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the Years Ended December 31, 2020 and 2019

F-11

Noble Corporation (Noble) and Subsidiaries Consolidated Statements of Equity for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the Years Ended December 31, 2020 and 2019

F-12

Report of Independent Registered Public Accounting Firm (Finco—Successor)	F-13

Report of Independent Registered Public Accounting Firm (Finco—Predecessor)	F-16

Noble Finance Company (Finco) and Subsidiaries Consolidated Balance Sheets as of December 31, 2021 and 2020	F-18

Noble Finance Company (Finco) and Subsidiaries Consolidated Statements of Operations for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the Years Ended December 31, 2020 and 2019

F-19

Noble Finance Company (Finco) and Subsidiaries Consolidated Statements of Comprehensive Income (Loss) for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the Years Ended December 31, 2020 and 2019

F-20

Noble Finance Company (Finco) and Subsidiaries Consolidated Statements of Cash Flows for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the Years Ended December 31, 2020 and 2019

F-21

Noble Finance Company (Finco) and Subsidiaries Consolidated Statements of Equity for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the Years Ended December 31, 2020 and 2019

F-22

Notes to Consolidated Financial Statements	F-23

Pacific Drilling Company LLC Unaudited Condensed Consolidated Financial Statements
Pacific Drilling Company LLC and Subsidiaries Condensed Consolidated Statement of Operations for the three months ended March 31, 2021	F-86

Pacific Drilling Company LLC and Subsidiaries Condensed Consolidated Balance Sheet as of March 31, 2021	F-87

Pacific Drilling Company LLC and Subsidiaries Condensed Consolidated Statement of Equity for the three months ended March 31, 2021	F-88

Pacific Drilling Company LLC and Subsidiaries Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2021	F-89

Notes to Condensed Consolidated Financial Statements	F-90

Pacific Drilling Company LLC and Pacific Drilling S.A. Audited Consolidated Financial Statements

Independent Auditors’ Report	F-96

Pacific Drilling Company LLC and Subsidiaries (Successor) and Pacific Drilling S.A. and Subsidiaries (Predecessor) Consolidated Statement of Operations for the Year Ended December 31, 2020 (Predecessor)

F-98

Pacific Drilling Company LLC and Subsidiaries (Successor) and Pacific Drilling S.A. and Subsidiaries (Predecessor) Consolidated Balance Sheet as of December 31, 2020 (Successor)	F-99

Pacific Drilling Company LLC and Subsidiaries (Successor) and Pacific Drilling S.A. and Subsidiaries (Predecessor) Consolidated Statement of Equity for the Year Ended December 31, 2020 (Predecessor) and as of December 31, 2020 (Successor)

F-100

Pacific Drilling Company LLC and Subsidiaries (Successor) and Pacific Drilling S.A. and Subsidiaries (Predecessor) Consolidated Statement of Cash Flows for the Year Ended December 31, 2020 (Predecessor)

F-101

Notes to Consolidated Financial Statements	F-102

The Drilling Company of 1972 A/S Consolidated Financial Statements

Report of Independent Auditors	F-132

Consolidated Income Statements for the Years Ended December 31, 2021, 2020 and 2019	F-134

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2021, 2020 and 2019	F-135

Consolidated Cash Flow Statements for the Years Ended December 31, 2021, 2020 and 2019	F-136

Consolidated Balance Sheets as at December 31, 2021, 2020 and 2019	F-137

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2021, 2020 and 2019	F-138

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Noble Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Noble Corporation and its subsidiaries (Successor) (the “Company”) as of December 31, 2021, and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for the period from February 6, 2021 through December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the period from February 6, 2021 through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis of Accounting

As discussed in Note 1 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of Texas confirmed the Joint Plan of Reorganization of Noble Corporation plc and its Debtor Affiliates (the “plan”) on February 5, 2021. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before February 5, 2021 and terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on February 5, 2021 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of February 5, 2021.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of Pacific Drilling Company LLC—Fair Value of Pacific Drilling’s Mobile Offshore Drilling Units and the Fair Value of the Consideration Paid

As described in Notes 4 and 6 to the consolidated financial statements, the Company purchased Pacific Drilling Company LLC (Pacific Drilling) in an all-stock transaction on April 15, 2021. The Company’s drilling equipment and facilities assets were $1.47 billion as of December 31, 2021, a portion of which related to the mobile offshore drilling units acquired as part of the Pacific Drilling purchase. Further, as described in Note 4 to the consolidated financial statements, the total purchase price consideration was $357.7 million. Management determined the fair value of the mobile offshore drilling units using a combination of (i) the discounted cash flows expected to be generated from the drilling assets over their remaining useful lives and (ii) the cost to replace the drilling assets, as adjusted by the current market for similar offshore drilling assets. Assumptions used in the assessment included, but were not limited to, future marketability of each unit in light of the current market conditions and its current technical specifications, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, capital expenditures, market values, weighting of market values, reactivation costs, and estimated economic useful lives. As the Company was not yet trading on the New York Stock Exchange at the time of the acquisition, management’s valuation of the ordinary shares issued by the Company as consideration for the acquisition of Pacific Drilling required an analysis of the discounted cash flows expected to be generated by the drilling assets of the combined entity. These discounted cash flows were derived utilizing many of the same types of assumptions as were used in the determination of the fair value of the Pacific Drilling mobile offshore drilling units. In addition, the discounted cash flows of the combined entity considered annual cost saving synergies from the operation of the Company and Pacific Drilling assets as a single fleet.

The principal considerations for our determination that performing procedures relating to the fair value of Pacific Drilling’s mobile offshore drilling units acquired and the fair value of the consideration paid from the Company to Pacific Drilling is a critical audit matter are (i) the significant judgment by management when determining the fair value of the mobile offshore drilling units acquired and the fair value of the ordinary shares issued by the Company as consideration for the acquisition of Pacific Drilling; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, market values, and weighting of market values; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the mobile offshore drilling units acquired and the valuation of the consideration paid in the acquisition of Pacific Drilling. These procedures also included, among others (i) testing management’s process for determining the fair value of the mobile offshore drilling units and the fair value of the consideration paid; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to the expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, market values, and weighting of those market values. Evaluating management’s assumptions related to the expected operating dayrates, operating costs, utilization rates, tax rates, and the weighting of market values involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the assets; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discounted cash flow model and evaluating the reasonableness of the discount rate and market values assumptions.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 17, 2022

We have served as the Company’s auditor since 1994.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Noble Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Noble Holding Corporation plc (formerly known as Noble Corporation plc) and its subsidiaries (Predecessor) (the “Company”) as of December 31, 2020 and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for the period from January 1, 2021 through February 5, 2021, and for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from January 1, 2021 through February 5, 2021, and for each of the two years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Note 1 to the consolidated financial statements, Noble Corporation plc (subsequently renamed Noble Holding Corporation plc) and certain of its subsidiaries filed voluntary petitions on July 31, 2020 with the United States Bankruptcy Court for the Southern District of Texas for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Joint Plan of Reorganization of Noble Corporation plc and its Debtor Affiliates was substantially consummated on February 5, 2021 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fresh Start Accounting – Valuation of Mobile Offshore Drilling Units within Drilling Equipment and Facilities Assets

As described above and in Notes 2 and 3 to the consolidated financial statements, Noble Holding Corporation plc and certain of its subsidiaries emerged from bankruptcy on February 5, 2021 and the Company applied fresh start accounting, which resulted in a new basis of accounting and the Company becoming a new entity for financial reporting purposes. With the application of fresh start accounting, management allocated the reorganization value to individual assets and liabilities (except for deferred income taxes) based on their estimated fair values. The Company’s reorganization adjustments, net, were $252 million for the period from January 1, 2021 through February 5, 2021, which included a fresh start fair value adjustment to property, plant, and equipment of $2.41 billion. Included within property, plant and equipment were drilling equipment and facilities assets, which had a balance of $1.07 billion, as of February 5, 2021, a portion of which related to the mobile offshore drilling units. Management determined the fair value of the mobile offshore drilling units using a combination of (i) the discounted cash flows expected to be generated from the drilling assets over their remaining useful lives and (ii) the cost to replace the drilling assets, as adjusted by the current market for similar offshore drilling assets. Assumptions used in the assessment included, but were not limited to, future marketability of each unit in light of the current market conditions and its current technical specifications, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, capital expenditures, market values, weighting of market values, reactivation costs, and estimated economic useful lives.

The principal considerations for our determination that performing procedures relating to the fresh start accounting – valuation of mobile offshore drilling units within drilling equipment and facilities assets is a critical audit matter are (i) the significant judgment by management when determining the fair value of the mobile offshore drilling units within drilling equipment and facilities assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assumptions related to the expected operating dayrates, operating costs, utilization rates, tax rates, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the fair value of the mobile offshore drilling units within drilling equipment and facilities assets; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the assumptions used by management related to the expected operating dayrates, operating costs, utilization rates, tax rates, and discount rate. Evaluating management’s assumptions related to the expected operating dayrates, operating costs, utilization rates, and tax rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the assets; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discounted cash flow model and the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 17, 2022

We have served as the Company’s auditor since 1994.

NOBLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Successor	Predecessor
	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$194,138	$343,332
Accounts receivable, net	200,419	147,863
Taxes receivable	16,063	30,767
Prepaid expenses and other current assets	45,026	80,322

Total current assets	455,646	602,284

Intangible assets	61,849	—
Property and equipment, at cost	1,555,975	4,777,697
Accumulated depreciation	(77,275)	(1,200,628)

Property and equipment, net	1,478,700	3,577,069

Other assets	77,247	84,584

Total assets	$2,073,442	$4,263,937

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$120,389	$95,159
Accrued payroll and related costs	48,346	36,553
Taxes payable	28,735	36,819
Interest payable	9,788	—
Other current liabilities	41,136	49,820

Total current liabilities	248,394	218,351

Long-term debt	216,000	—
Deferred income taxes	13,195	9,292
Other liabilities	95,226	108,039
Liabilities subject to compromise	—	4,239,643

Total liabilities	572,815	4,575,325

Commitments and contingencies (Note 16)
Shareholders’ equity (deficit)
Predecessor common stock, $0.01 par value, ordinary shares; 251,084 shares outstanding as of December 31, 2020	—	2,511
Successor common stock, $0.00001 par value, ordinary shares; 60,172 shares outstanding as of December 31, 2021	1	—
Additional paid-in capital	1,393,255	814,796
Retained earnings (accumulated deficit)	101,982	(1,070,683)
Accumulated other comprehensive income (loss)	5,389	(58,012)

Total shareholders’ equity (deficit)	1,500,627	(311,388)
Total liabilities and equity	$2,073,442	$4,263,937

See accompanying notes to the consolidated financial statements.

NOBLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating revenues
Contract drilling services	$708,131	$74,051	$909,236	$1,246,058
Reimbursables and other	62,194	3,430	55,036	59,380

	770,325	77,481	964,272	1,305,438

Operating costs and expenses
Contract drilling services	639,442	46,965	567,487	698,343
Reimbursables	55,832	2,737	48,188	49,061
Depreciation and amortization	89,535	20,622	374,129	440,221
General and administrative	62,476	5,727	121,196	168,792
Merger and integration costs	24,792	—	—	—
Gain on sale of operating assets, net	(185,934)	—	—	—
Hurricane losses and (recoveries), net	23,350	—	—	—
Prepetition and restructuring costs	—	—	14,409	—
Loss on impairment	—	—	3,915,408	615,294

	709,493	76,051	5,040,817	1,971,711

Operating income (loss)	60,832	1,430	(4,076,545)	(666,273)
Other income (expense)
Interest expense, net of amount capitalized	(31,735)	(229)	(164,653)	(279,435)
Bargain purchase gain	62,305	—	—	—
Gain on extinguishment of debt, net	—	—	17,254	30,616
Interest income and other, net	10,945	399	9,012	6,007
Reorganization items, net	—	252,051	(23,930)	—

Income (loss) from continuing operations before income taxes	102,347	253,651	(4,238,862)	(909,085)
Income tax benefit (provision)	(365)	(3,423)	260,403	38,540

Net income (loss) from continuing operations	101,982	250,228	(3,978,459)	(870,545)
Net loss from discontinued operations, net of tax	—	—	—	(3,821)

Net income (loss)	101,982	250,228	(3,978,459)	(874,366)
Net loss attributable to noncontrolling interests	—	—	—	173,776

Net income (loss) attributable to Noble Corporation	$101,982	$250,228	$(3,978,459)	$(700,590)

Net income (loss) attributable to Noble Corporation
Income (loss) from continuing operations	$101,982	$250,228	$(3,978,459)	$(696,769)
Net loss from discontinued operations, net of tax	—	—	—	(3,821)

Net income (loss) attributable to Noble Corporation	$101,982	$250,228	$(3,978,459)	$(700,590)

Per share data
Basic:
Income (loss) from continuing operations	$1.61	$1.00	$(15.86)	$(2.79)
Loss from discontinued operations	—	—	—	(0.02)

Net income (loss) attributable to Noble Corporation	$1.61	$1.00	$(15.86)	$(2.81)

Diluted:
Income (loss) from continuing operations	$1.51	$0.98	$(15.86)	$(2.79)
Loss from discontinued operations	—	—	—	(0.02)

Net income (loss) attributable to Noble Corporation	$1.51	$0.98	$(15.86)	$(2.81)

Weighted- Average Shares Outstanding
Basic	63,186	251,115	250,792	248,949
Diluted	67,628	256,571	250,792	248,949

See accompanying notes to the consolidated financial statements.

NOBLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net income (loss)	$101,982	$250,228	$(3,978,459)	$(874,366)
Other comprehensive income (loss)
Foreign currency translation adjustments	—	(116)	(521)	260
Net pension plan gain (loss) (net of tax provision (benefit) of $1,597, $59, $(537) and $(924) for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019, respectively)	5,844	224	(1,407)	(3,744)
Amortization of deferred pension plan amounts (net of tax provision of zero, zero, $583 and $584 for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019, respectively)	—	—	2,183	2,197
Net pension plan curtailment and settlement gain (loss) (net of tax provision (benefit) of $(121), zero, $32 and $(8) for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019, respectively)	(455)	—	122	(30)

Other comprehensive income (loss), net	5,389	108	377	(1,317)
Net comprehensive loss attributable to noncontrolling interests	—	—	—	173,776

Comprehensive income (loss) attributable to Noble Corporation	$107,371	$250,336	$(3,978,082)	$(701,907)

See accompanying notes to the consolidated financial statements.

NOBLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities
Net income (loss)	$101,982	$250,228	$(3,978,459)	$(874,366)
Adjustments to reconcile net loss to net cash flow from operating activities:
Depreciation and amortization	89,535	20,622	374,129	440,221
Loss on impairment	—	—	3,915,408	615,294
Amortization of intangible assets	51,540	—	—	—
Gain on extinguishment of debt, net	—	—	(17,254)	(30,616)
Gain on sale of operating assets, net	(185,934)	—	—	—
Gain on bargain purchase	(62,305)	—	—	—
Reorganization items, net	—	(280,790)	(17,366)	—
Deferred income taxes	(34,264)	2,501	(26,325)	(17,825)
Amortization of share-based compensation	16,510	710	9,169	14,737
Other costs, net	1,146	(10,754)	(61,550)	60,259
Changes in components of working capital
Change in taxes receivable	27,847	(1,789)	29,880	(11,225)
Net changes in other operating assets and liabilities	45,559	(26,176)	45,565	(9,708)

Net cash provided by (used in) operating activities	51,616	(45,448)	273,197	186,771

Cash flows from investing activities
Capital expenditures	(154,411)	(14,629)	(148,886)	(268,783)
Cash acquired in stock-based business combination	54,970	—	—	—
Proceeds from disposal of assets, net	307,324	194	27,366	12,753

Net cash provided by (used in) investing activities	207,883	(14,435)	(121,520)	(256,030)

Cash flows from financing activities
Issuance of second lien notes	—	200,000	—	—
Borrowings on credit facilities	40,000	177,500	210,000	755,000
Repayments of credit facilities	(217,500)	(545,000)	—	(420,000)
Repayments of debt	—	—	(101,132)	(400,000)
Debt issuance costs	—	(23,664)	—	(1,092)
Warrants exercised	730	—	—	—
Purchase of noncontrolling interests	—	—	—	(106,744)
Dividends paid to noncontrolling interests	—	—	—	(25,109)
Cash paid to settle equity awards	—	—	(1,010)	—
Taxes withheld on employee stock transactions	—	(1)	(418)	(2,779)

Net cash provided by (used in) financing activities	(176,770)	(191,165)	107,440	(200,724)

Net increase (decrease) in cash, cash equivalents and restricted cash	82,729	(251,048)	259,117	(269,983)
Cash, cash equivalents and restricted cash, beginning of period	113,993	365,041	105,924	375,907

Cash, cash equivalents and restricted cash, end of period	$196,722	$113,993	$365,041	$105,924

See accompanying notes to the consolidated financial statements.

NOBLE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)

	Shares		Additional Paid-in	Retained Earnings (accumulated	Accumulated Other Comprehensive	Noncontrolling	Total Equity
	Balance	Par Value	Capital	deficit)	income (Loss)	Interests	(Deficit)
Balance at December 31, 2018 (Predecessor)	246,794	$2,468	$699,409	$3,608,366	$(57,072)	$401,403	$4,654,574

Employee related equity activity
Amortization of share-based compensation	—	—	14,737	—	—	—	14,737
Issuance of share-based compensation shares	2,406	24	(24)	—	—	—	—
Tax benefit of equity transactions	—	—	(2,803)	—	—	—	(2,803)
Purchase of noncontrolling interests	—	—	95,774	—	—	(202,518)	(106,744)
Net loss	—	—	—	(700,590)	—	(173,776)	(874,366)
Dividends paid to noncontrolling interests	—	—	—	—	—	(25,109)	(25,109)
Other comprehensive loss, net	—	—	—	—	(1,317)	—	(1,317)

Balance at December 31, 2019 (Predecessor)	249,200	$2,492	$807,093	$2,907,776	$(58,389)	$—	$3,658,972

Employee related equity activity
Amortization of share-based compensation	—	—	8,159	—	—	—	8,159
Issuance of share-based compensation shares	1,884	19	(19)	—	—	—	—
Tax benefit of equity transactions	—	—	(437)	—	—	—	(437)
Net loss	—	—	—	(3,978,459)	—		(3,978,459)
Other comprehensive loss, net	—	—	—	—	377	—	377

Balance at December 31, 2020 (Predecessor)	251,084	$2,511	$814,796	$(1,070,683)	$(58,012)	$—	$(311,388)

Employee related equity activity
Amortization of share-based compensation	—	—	710	—	—	—	710
Issuance of share-based compensation shares	43	—	—	—	—	—	—
Shares withheld for taxes on equity transactions	—	—	(1)	—	—	—	(1)
Net income	—	—	—	250,228	—	—	250,228
Other comprehensive income, net	—	—	—	—	108	—	108
Cancellation of Predecessor equity	(251,127)	(2,511)	(815,505)	820,455	57,904	—	60,343
Issuance of Successor common stock and warrants	50,000	1	1,018,767	—	—	—	1,018,768

2/5/2021 (Predecessor)	50,000	$1	$1,018,767	$—	$—	$—	$1,018,768

2/6/2021 (Successor)	50,000	$1	$1,018,767	$—	$—	$—	$1,018,768

Employee related equity activity
Amortization of share-based compensation	—	—	16,096	—	—	—	16,096
Exchange of common stock for penny warrants	(6,463)	—	—	—	—	—	—
Exercise of common stock warrants	35	—	730	—	—	—	730
Issuance of common stock for Pacific Drilling merger	16,600	—	357,662	—	—	—	357,662
Net income	—	—	—	101,982	—	—	101,982
Other comprehensive income, net	—	—	—	—	5,389	—	5,389

12/31/21 (Successor)	60,172	$1	$1,393,255	$101,982	$5,389	$—	$1,500,627

See accompanying notes to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Noble Finance Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Noble Finance Company and its subsidiaries (Successor) (the “Company”) as of December 31, 2021, and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for the period from February 6, 2021 through December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the period from February 6, 2021 through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis of Accounting

As discussed in Note 1 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of Texas confirmed the Joint Plan of Reorganization of Noble Corporation plc and its Debtor Affiliates (the “plan”) on February 5, 2021. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before February 5, 2021 and terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on February 5, 2021 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of February 5, 2021.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of Pacific Drilling Company LLC—Fair Value of Pacific Drilling’s Mobile Offshore Drilling Units and the Fair Value of the Consideration Paid

As described in Notes 4 and 6 to the consolidated financial statements, the Company purchased Pacific Drilling Company LLC (Pacific Drilling) in an all-stock transaction on April 15, 2021. The Company’s drilling equipment and facilities assets were $1.47 billion as of December 31, 2021, a portion of which related to the mobile offshore drilling units acquired as part of the Pacific Drilling purchase. Further, as described in Note 4 to the consolidated financial statements, the total purchase price consideration was $357.7 million. Management determined the fair value of the mobile offshore drilling units using a combination of (i) the discounted cash flows expected to be generated from the drilling assets over their remaining useful lives and (ii) the cost to replace the drilling assets, as adjusted by the current market for similar offshore drilling assets. Assumptions used in the assessment included, but were not limited to, future marketability of each unit in light of the current market conditions and its current technical specifications, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, capital expenditures, market values, weighting of market values, reactivation costs, and estimated economic useful lives. As the Company was not yet trading on the New York Stock Exchange at the time of the acquisition, management’s valuation of the ordinary shares issued by the Company as consideration for the acquisition of Pacific Drilling required an analysis of the discounted cash flows expected to be generated by the drilling assets of the combined entity. These discounted cash flows were derived utilizing many of the same types of assumptions as were used in the determination of the fair value of the Pacific Drilling mobile offshore drilling units. In addition, the discounted cash flows of the combined entity considered annual cost saving synergies from the operation of the Company and Pacific Drilling assets as a single fleet.

The principal considerations for our determination that performing procedures relating to the fair value of Pacific Drilling’s mobile offshore drilling units acquired and the fair value of the consideration paid from the Company to Pacific Drilling is a critical audit matter are (i) the significant judgment by management when determining the fair value of the mobile offshore drilling units acquired and the fair value of the ordinary shares issued by the Company as consideration for the acquisition of Pacific Drilling; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, market values, and weighting of market values; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the mobile offshore drilling units acquired and the valuation of the consideration paid in the acquisition of Pacific Drilling. These procedures also included, among others (i) testing management’s process for determining the fair value of the mobile offshore drilling units and the fair value of the consideration paid; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to the expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, market values, and weighting of those market values. Evaluating management’s assumptions related to the expected operating dayrates, operating costs, utilization rates, tax rates, and the weighting of market values involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the assets; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discounted cash flow model and evaluating the reasonableness of the discount rate and market values assumptions.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 17, 2022

We have served as the Company’s auditor since 1994.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Noble Finance Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Noble Corporation and its subsidiaries (Predecessor) (the “Company”) as of December 31, 2020 and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for the period from January 1, 2021 through February 5, 2021, and for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from January 1, 2021 through February 5, 2021, and for each of the two years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

As discussed in Note 1 to the consolidated financial statements, Noble Corporation plc (subsequently renamed Noble Holding Corporation plc) and certain of its subsidiaries, including Noble Corporation (subsequently renamed Noble Finance Company), filed voluntary petitions on July 31, 2020 with the United States Bankruptcy Court for the Southern District of Texas for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Joint Plan of Reorganization of Noble Corporation plc and its Debtor Affiliates was substantially consummated on February 5, 2021 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fresh Start Accounting – Valuation of Mobile Offshore Drilling Units within Drilling Equipment and Facilities Assets

As described above and in Notes 2 and 3 to the consolidated financial statements, Noble Holding Corporation plc and certain of its subsidiaries emerged from bankruptcy on February 5, 2021 and the Company applied fresh start accounting, which resulted in a new basis of accounting and the Company becoming a new entity for financial reporting purposes. With the application of fresh start accounting, management allocated the reorganization value to individual assets and liabilities (except for deferred income taxes) based on their estimated fair values. The Company’s reorganization adjustments, net, were $195 million for the period from January 1, 2021 through February 5, 2021, which included a fresh start fair value adjustment to property, plant, and equipment of $2.41 billion. Included within property, plant and equipment were drilling equipment and facilities assets, which had a balance of $1.07 billion, as of February 5, 2021, a portion of which related to the mobile offshore drilling units. Management determined the fair value of the mobile offshore drilling units using a combination of (i) the discounted cash flows expected to be generated from the drilling assets over their remaining useful lives and (ii) the cost to replace the drilling assets, as adjusted by the current market for similar offshore drilling assets. Assumptions used in the assessment included, but were not limited to, future marketability of each unit in light of the current market conditions and its current technical specifications, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, capital expenditures, market values, weighting of market values, reactivation costs, and estimated economic useful lives.

The principal considerations for our determination that performing procedures relating to the fresh start accounting – valuation of mobile offshore drilling units within drilling equipment and facilities assets is a critical audit matter are (i) the significant judgment by management when determining the fair value of the mobile offshore drilling units within drilling equipment and facilities assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assumptions related to the expected operating dayrates, operating costs, utilization rates, tax rates, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the fair value of the mobile offshore drilling units within drilling equipment and facilities assets; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the assumptions used by management related to the expected operating dayrates, operating costs, utilization rates, tax rates, and discount rate. Evaluating management’s assumptions related to the expected operating dayrates, operating costs, utilization rates, and tax rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the assets; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discounted cash flow model and the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 17, 2022

We have served as the Company’s auditor since 1994.

NOBLE FINANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Successor	Predecessor
	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$192,636	$343,332
Accounts receivable, net	200,419	147,863
Accounts receivable from affiliates	—	31,214
Taxes receivable	16,063	30,767
Prepaid expenses and other current assets	36,545	50,469

Total current assets	445,663	603,645

Intangible asset	61,849	—
Property and equipment, at cost	1,555,975	4,777,697
Accumulated depreciation	(77,275)	(1,200,628)

Property and equipment, net	1,478,700	3,577,069

Other assets	77,247	84,584

Total assets	$2,063,459	$4,265,298

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$116,030	$83,649
Accrued payroll and related costs	48,346	36,516
Taxes payable	28,735	36,819
Interest payable	9,788	—
Other current liabilities	40,949	49,820

Total current liabilities	243,848	206,804

Long-term debt	216,000	—
Deferred income taxes	13,195	9,292
Other liabilities	94,998	108,039
Liabilities subject to compromise	—	4,154,555

Total liabilities	568,041	4,478,690
Commitments and contingencies (Note 16)
Shareholder equity (deficit)
Predecessor common stock, $0.10 par value, 261,246 ordinary shares outstanding as of December 31, 2020	—	26,125
Successor common stock, $0.10 par value, 261,246 ordinary shares outstanding as of December 31, 2021	26,125	—
Capital in excess of par value	1,393,410	766,714
Retained earnings (accumulated deficit)	70,494	(948,219)
Accumulated other comprehensive income (loss)	5,389	(58,012)

Total shareholder equity (deficit)	1,495,418	(213,392)
Total liabilities and equity	$2,063,459	$4,265,298

See accompanying notes to the consolidated financial statements.

NOBLE FINANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Operating revenues
Contract drilling services	$708,131	$74,051	$909,236	$1,246,058
Reimbursables and other	62,194	3,430	55,036	59,380

	770,325	77,481	964,272	1,305,438

Operating costs and expenses
Contract drilling services	637,004	46,703	566,231	696,265
Reimbursables	55,832	2,737	48,188	49,061
Depreciation and amortization	89,503	20,631	372,560	437,690
General and administrative	35,300	5,729	37,798	34,602
Merger and integration costs	8,289	—	—	—
Gain on sale of operating assets, net	(187,493)	—	—	—
Hurricane losses and (recoveries), net	23,350	—	—	—
Loss on impairment	—	—	3,915,408	615,294

	661,785	75,800	4,940,185	1,832,912

Operating income (loss)	108,540	1,681	(3,975,913)	(527,474)
Other income (expense)
Interest expense, net of amount capitalized	(31,735)	(229)	(164,653)	(279,435)
Gain on extinguishment of debt, net	—	—	17,254	30,616
Interest income and other, net	10,945	400	9,014	6,670
Reorganization items, net	—	195,395	(50,778)	—

Income (loss) from continuing operations before income taxes	87,750	197,247	(4,165,076)	(769,623)
Income tax benefit (provision)	(365)	(3,422)	260,403	38,540

Net income (loss) from continuing operations	87,385	193,825	(3,904,673)	(731,083)
Net loss from discontinued operations, net of tax	—	—	—	(3,821)

Net income (loss)	87,385	193,825	(3,904,673)	(734,904)
Net loss attributable to noncontrolling interests	—	—	—	173,776

Net income (loss) attributable to Noble Finance Company	$87,385	$193,825	$(3,904,673)	$(561,128)

See accompanying notes to the consolidated financial statements.

NOBLE FINANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net income (loss)	$87,385	$193,825	$(3,904,673)	$(734,904)
Other comprehensive income (loss)
Foreign currency translation adjustments	—	(116)	(521)	260
Net pension plan gain (loss) (net of tax provision (benefit) of $1,597, $59, $(537) and $(924) for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019, respectively)	5,844	224	(1,407)	(3,744)
Amortization of deferred pension plan amounts (net of tax provision of zero, zero, $583 and $584 for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019, respectively)	—	—	2,183	2,197
Net pension plan curtailment and settlement gain (loss) (net of tax provision (benefit) of $(121), zero, $32 and $(8) for the period from February 6 through December 31, 2021, the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019, respectively)	(455)	—	122	(30)

Other comprehensive income (loss), net	5,389	108	377	(1,317)
Net comprehensive loss attributable to noncontrolling interests	—	—	—	173,776

Comprehensive income (loss) attributable to Noble Finance Company	$92,774	$193,933	$(3,904,296)	$(562,445)

See accompanying notes to the consolidated financial statements.

NOBLE FINANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities
Net income (loss)	$87,385	$193,825	$(3,904,673)	$(734,904)
Adjustments to reconcile net loss to net cash flow from operating activities:
Depreciation and amortization	89,503	20,631	372,560	437,690
Loss on impairment	—	—	3,915,408	615,294
Amortization of intangible assets	51,540	—	—	—
Gain on extinguishment of debt, net	—	—	(17,254)	(30,616)
Gain on sale of operating assets, net	(187,493)	—	—	—
Reorganization items, net	—	(203,490)	44,134	—
Deferred income taxes	(34,264)	2,501	(26,325)	(17,825)
Amortization of share-based compensation	16,510	710	9,169	14,689
Other costs, net	1,146	(3,054)	(115,550)	(39,741)
Change in components of working capital Change in taxes receivable	27,847	(1,789)	29,880	(11,225)
Net changes in other operating assets and liabilities	46,680	(21,808)	20,714	(6,456)

Net cash provided by (used in) operating activities	98,854	(12,474)	328,063	226,906

Cash flows from investing activities
Capital expenditures	(154,411)	(14,629)	(148,886)	(268,783)
Proceeds from disposal of assets	308,883	194	27,366	12,753

Net cash provided by (used in) investing activities	154,472	(14,435)	(121,520)	(256,030)

Cash flows from financing activities
Issuance of second lien notes	—	200,000	—	—
Borrowings on credit facilities	40,000	177,500	210,000	755,000
Repayment of credit facilities	(217,500)	(545,000)	—	(420,000)
Repayments of debt	—	—	(101,132)	(400,000)
Debt issuance costs	—	(10,139)	—	(1,092)
Cash contributed by parent in connection with Pacific Drilling merger	54,970	—	—	—
Purchase of noncontrolling interests	—	—	—	(106,744)
Dividends paid to noncontrolling interests	—	—	—	(25,109)
Distributions to parent company, net	(49,569)	(26,503)	(76,245)	(42,103)

Net cash provided by (used in) financing activities	(172,099)	(204,142)	32,623	(240,048)

Net increase (decrease) in cash, cash equivalents and restricted cash	81,227	(231,051)	239,166	(269,172)
Cash, cash equivalents and restricted cash, beginning of period	113,993	345,044	105,878	375,050

Cash, cash equivalents and restricted cash, end of period	$195,220	$113,993	$345,044	$105,878

See accompanying notes to the consolidated financial statements.

NOBLE FINANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)

	Shares		Additional Paid-in	Retained Earnings (accumulated	Accumulated Other Comprehensive	Noncontrolling	Total Equity
	Balance	Par Value	Capital	deficit)	Income (Loss)	Interests	(Deficit)
Balance at December 31, 2018 (Predecessor)	261,246	$26,125	$647,082	$3,635,930	$(57,072)	$401,403	$4,653,468

Distributions to parent company, net	—	—	—	(42,103)	—	—	(42,103)
Capital contribution by parent— share-based compensation	—	—	14,689	—	—	—	14,689
Purchase of noncontrolling interests	—	—	95,774	—	—	(202,518)	(106,744)
Net loss	—	—	—	(561,128)	—	(173,776)	(734,904)
Dividends paid to noncontrolling interests	—	—	—	—	—	(25,109)	(25,109)
Other comprehensive loss, net	—	—	—	—	(1,317)	—	(1,317)

Balance at December 31, 2019 (Predecessor)	261,246	$26,125	$757,545	$3,032,699	$(58,389)	$—	$3,757,980

Distributions to parent company, net	—	—	—	(76,245)	—	—	(76,245)
Capital contribution by parent— share-based compensation	—	—	9,169	—	—	—	9,169
Net loss	—	—	—	(3,904,673)	—	—	(3,904,673)
Other comprehensive loss, net	—	—	—	—	377	—	377

Balance at December 31, 2020 (Predecessor)	261,246	$26,125	$766,714	$(948,219)	$(58,012)	$—	$(213,392)

Distributions to parent company, net	—	—	—	(26,503)	—	—	(26,503)
Capital contribution by parent— share-based compensation	—	—	710	—	—	—	710
Net income	—	—	—	193,825	—	—	193,825
Other comprehensive income, net	—	—	—	—	108	—	108
Elimination of Predecessor equity	—	—	222,601	780,897	57,904	—	1,061,402

Balance at 2/5/2021 (Predecessor)	261,246	$26,125	$990,025	$—	$—	$—	$1,016,150

Balance at 2/6/2021 (Successor)	261,246	$26,125	$990,025	$—	$—	$—	$1,016,150

Distributions to parent company, net	—	—	(32,678)	(16,891)	—	—	(49,569)
Capital contribution by parent— share-based compensation	—	—	16,096	—	—	—	16,096
Capital contribution by parent— Pacific Drilling merger	—	—	419,967	—	—	—	419,967
Net income	—	—	—	87,385	—	—	87,385
Other comprehensive income, net	—	—	—	—	5,389	—	5,389

Balance at 12/31/2021 (Successor)	261,246	$26,125	$1,393,410	$70,494	$5,389	$—	$1,495,418

See accompanying notes to the consolidated financial statements.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Note 1—Organization and Significant Accounting Policies

Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble” or “Successor”), is a leading offshore drilling contractor for the oil and gas industry. We provide contract drilling services to the international oil and gas industry with our global fleet of mobile offshore drilling units. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. As of December 31, 2021, our fleet of 20 drilling rigs consisted of 12 floaters and eight jackups.

We report our contract drilling operations as a single reportable segment, Contract Drilling Services, which reflects how we manage our business. The mobile offshore drilling units comprising our offshore rig fleet operate in a global market for contract drilling services and are often redeployed to different regions due to changing demands of our customers, which consist primarily of large, integrated, independent and government-owned or controlled oil and gas companies throughout the world.

On July 31, 2020 (the “Petition Date”), our former parent company, Noble Holding Corporation plc (formerly known as Noble Corporation plc), a public limited company incorporated under the laws of England and Wales (“Legacy Noble” or the “Predecessor”), and certain of its subsidiaries, including Noble Finance Company (formerly known as Noble Corporation), a Cayman Islands company (“Finco”), filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). On September 4, 2020, the Debtors (as defined herein) filed with the Bankruptcy Court the Joint Plan of Reorganization of Noble Corporation plc and its Debtor Affiliates, which was subsequently amended on October 8, 2020 and October 13, 2020 and modified on November 18, 2020 (as amended, modified or supplemented, the “Plan”), and the related disclosure statement. On September 24, 2020, six additional subsidiaries of Legacy Noble (together with Legacy Noble and its subsidiaries that filed on the Petition Date, as the context requires, the “Debtors”) filed voluntary petitions in the Bankruptcy Court. The chapter 11 proceedings were jointly administered under the caption Noble Corporation plc, et al. (Case No. 20-33826) (the “Chapter 11 Cases”). On November 20, 2020, the Bankruptcy Court entered an order confirming the Plan. In connection with the Chapter 11 Cases and the Plan, on and prior to the Effective Date (as defined herein), Legacy Noble and certain of its subsidiaries effectuated certain restructuring transactions pursuant to which Legacy Noble formed Noble as an indirect wholly-owned subsidiary of Legacy Noble and transferred to Noble substantially all of the subsidiaries and other assets of Legacy Noble. On February 5, 2021 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases and Noble became the new parent company. In accordance with the Plan, Legacy Noble and its remaining subsidiary will in due course be wound down and dissolved in accordance with applicable law. The Bankruptcy Court closed the Chapter 11 Cases with respect to all Debtors other than Legacy Noble, pending its wind down.

Noble is the successor issuer to Legacy Noble for purposes of and pursuant to Rule 15d-5 of the Exchange Act. References to the “Company,” “we,” “us” or “our” in this Annual Report are to Noble, together with its consolidated subsidiaries, when referring to periods following the Effective Date, and to Legacy Noble, together with its consolidated subsidiaries, when referring to periods prior to the Effective Date.

Upon emergence, the Company applied fresh start accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 852 – Reorganizations (“ASC 852”). The application of fresh start accounting resulted in a new basis of accounting and the Company becoming a new entity for financial reporting purposes. Accordingly, our financial statements and notes after the Effective Date are not comparable to our financial statements and notes on and prior to that date. See “Note 3—Fresh Start Accounting” for additional information.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Finco was an indirect, wholly-owned subsidiary of Legacy Noble prior to the Effective Date and has been a direct, wholly-owned subsidiary of Noble, our parent company, since the Effective Date. Noble’s principal asset is all of the shares of Finco. Finco has no public equity outstanding. The consolidated financial statements of Noble include the accounts of Finco, and Noble conducts substantially all of its business through Finco and its subsidiaries. As such, the terms “Predecessor” and “Successor” also refers to Finco, as the context requires.

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries and entities in which we hold a controlling financial interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and all highly liquid investments with original maturities of three months or less. Our cash, cash equivalents and short-term investments are subject to potential credit risk, and certain of our cash accounts carry balances greater than the federally insured limits. Cash and cash equivalents are primarily held by major banks or investment firms. Our cash management and investment policies restrict investments to lower risk, highly liquid securities and we perform periodic evaluations of the relative credit standing of the financial institutions with which we conduct business.

Restricted Cash

We classify restricted cash balances in current assets if the restriction is expected to expire or otherwise be resolved within one year and in other assets if the restriction is expected to expire or otherwise be resolved in more than one year. As of December 31, 2021 and 2020, our Noble restricted cash balance consisted of $2.6 million and $21.7 million, respectively. As of December 31, 2021 and 2020, our Finco restricted cash balance consisted of $2.6 million and $1.7 million, respectively. All restricted cash is recorded in “Prepaid expenses and other current assets.” As of December 31, 2021, our restricted cash balance was associated cash collateral on the Company’s purchase cards and a performance guarantee on the Noble Faye Kozack. As of December 31, 2020, our restricted cash balance is to comply with restrictions from a Bankruptcy Court order to settle certain professional fees incurred upon or prior to our emergence from bankruptcy.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Accounts Receivable

We record accounts receivable at the amount we invoice our clients, net of allowance for credit losses. We provide an allowance for uncollectible accounts, as necessary. Our allowance for doubtful accounts as of December 31, 2021 and 2020 was zero and $1.1 million, respectively.

Property and Equipment

Property and equipment is stated at cost, reduced by provisions to recognize economic impairment. Major replacements and improvements are capitalized. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the gain or loss is recognized. Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of our drilling equipment range from three to 30 years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to 40 years. Included in accounts payable were $36.5 million and $35.3 million of capital accruals as of December 31, 2021 and 2020, respectively.

Interest is capitalized on long-term construction project using the weighted average cost of debt outstanding during the period of construction.

Scheduled maintenance of equipment is performed based on the number of hours operated in accordance with our preventative maintenance program. Routine repair and maintenance costs are charged to expense as incurred; however, the costs of the overhauls and asset replacement projects that benefit future periods and which typically occur every three to five years are capitalized when incurred and depreciated over an equivalent period. These overhauls and asset replacement projects are included in “Drilling equipment and facilities” in “Note 6—Property and Equipment.”

We evaluate our property and equipment for impairment whenever there are changes in facts that suggest that the value of the asset is not recoverable. As part of this analysis, we make assumptions and estimates regarding future market conditions. When circumstances indicate that the carrying value of the assets may not be recoverable, management compares the carrying value to the expected undiscounted pre-tax future cash flows for the associated rig for which identifiable cash flows are independent of cash flows of other assets. If the expected undiscounted pre-tax future cash flows are lower than the carrying value, the net capitalized costs are reduced to fair value. An impairment loss is recognized to the extent that an asset’s carrying value exceeds its estimated fair value. Fair value is generally estimated using a discounted cash flow model. The expected future cash flows used for impairment assessment and related fair value measurements are typically based on judgmental assessments of, but were not limited to, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, discount rates, capital expenditures, reactivation costs, estimated economic useful lives and, in certain cases, our belief that a drilling unit is no longer marketable and is unlikely to return to service in the near to medium term, and considering all available information at the date of assessment. For more detailed information, see “Note 7—Loss on Impairment.”

Fair Value Measurements

We measure certain of our assets and liabilities based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three-level hierarchy, from highest to lowest level of observable inputs, are as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets;

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Level 2 - Valuations based on observable inputs that do not meet the criteria for Level 1, including quoted prices in inactive markets and quoted prices in active markets for similar but not identical instruments; and

Level 3 - Valuations based on unobservable inputs.

Revenue Recognition

The activities that primarily drive the revenue earned in our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site, and (iii) performing rig preparation activities and/or modifications required for the contract. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services provided within our drilling contracts as a single performance obligation satisfied over time and comprised of a series of distinct time increments in which we provide drilling services.

Our standard drilling contracts require that we operate the rig at the direction of the customer throughout the contract term (which is the period we estimate to benefit from the corresponding activities and generally ranges from two to 60 months). The activities performed and the level of service provided can vary hour to hour. Our obligation under a standard contract is to provide whatever level of service is required by the operator, or customer, over the term of the contract. We are, therefore, under a stand-ready obligation throughout the entire contract duration. Consideration for our stand-ready obligation corresponds to distinct time increments, though the rate may be variable depending on various factors, and is recognized in the period in which the services are performed. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. We have elected to exclude from the transaction price measurement all taxes assessed by a governmental authority. See further discussion regarding the allocation of the transaction price to the remaining performance obligations below.

The amount estimated for variable consideration may be subject to interrupted or restricted rates and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract (“constrained revenue”). When determining if variable consideration should be constrained, management considers whether there are factors outside the Company’s control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. These estimates are re-assessed each reporting period as required.

Dayrate Drilling Revenue. Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment it relates to within the contract term, and therefore, recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization/Demobilization Revenue. We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization and demobilization of our rigs. These activities are not considered to be distinct within the context of the contract and, therefore, the associated revenue is allocated to the overall performance obligation and the associated pre-operating costs are deferred. We record a contract liability for mobilization fees received and a deferred asset for costs. Both revenue and pre-operating costs are recognized ratably over the initial term of the related drilling contract.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

In most contracts, there is uncertainty as to the amount of expected demobilization revenue due to contractual provisions that stipulate that certain conditions must be present at contract completion for such revenue to be received and as to the amount thereof, if any. For example, contractual provisions may require that a rig demobilize a certain distance before the demobilization revenue is payable or the amount may vary dependent upon whether or not the rig has additional contracted work within a certain distance from the wellsite. Therefore, the estimate for such revenue may be constrained, as described earlier, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions. In cases where demobilization revenue is expected to be received upon contract completion, it is estimated as part of the overall transaction price at contract inception and recognized in earnings ratably over the initial term of the contract with an offset to an accretive contract asset.

Contract Preparation Revenue. Some of our drilling contracts require downtime before the start of the contract to prepare the rig to meet customer requirements. At times, we may be compensated by the customer for such work (on either a fixed lump-sum or variable dayrate basis). These activities are not considered to be distinct within the context of the contract and, therefore, the related revenue is allocated to the overall performance obligation and recognized ratably over the initial term of the related drilling contract. We record a contract liability for contract preparation fees received, which is amortized ratably to contract drilling revenue over the initial term of the related drilling contract.

Bonuses, Penalties and Other Variable Consideration. We may receive bonus increases to revenue or penalty decreases to revenue. Based on historical data and ongoing communication with the operator/customer, we are able to reasonably estimate this variable consideration. We will record such estimated variable consideration and re-measure our estimates at each reporting date. For revenue estimated, but not received, we will record to “Prepaid expenses and other current assets” on our Consolidated Balance Sheets.

Capital Modification Revenue. From time to time, we may receive fees from our customers for capital improvements to our rigs to meet contractual requirements (on either a fixed lump-sum or variable dayrate basis). Such revenue is allocated to the overall performance obligation and recognized ratably over the initial term of the related drilling contract as these activities are integral to our drilling activities and are not considered to be a stand-alone service provided to the customer within the context of our contracts. We record a contract liability for such fees and recognize them ratably as contract drilling revenue over the initial term of the related drilling contract commencing when the asset is ready for its intended use.

Revenues Related to Reimbursable Expenses. We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof is highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is constrained revenue and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer as “Reimbursables and other” in our Consolidated Statements of Operations. Such amounts are recognized ratably over the period within the contract term during which the corresponding goods and services are to be consumed.

Deferred revenues from drilling contracts totaled $27.8 million and $59.9 million at December 31, 2021 and 2020, respectively. Such amounts are included in either “Other current liabilities” or “Other liabilities” in the accompanying Consolidated Balance Sheets, based upon our expected time of recognition. Related expenses

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

deferred under drilling contracts totaled $5.7 million at December 31, 2021 as compared to $13.9 million at December 31, 2020 and are included in either “Prepaid expenses and other current assets,” “Other assets” or “Property and equipment, net” in the accompanying Consolidated Balance Sheets, based upon our expected time of recognition.

We record reimbursements from customers for “out-of-pocket” expenses as revenues and the related direct cost as operating expenses.

Income Taxes

Income taxes are based on the laws and rates in effect in the countries in which operations are conducted or in which we or our subsidiaries are considered resident for income tax purposes. In certain circumstances, we expect that, due to changing demands of the offshore drilling markets and the ability to redeploy our offshore drilling units, certain of such units will not reside in a location long enough to give rise to future tax consequences. As a result, no deferred tax asset or liability has been recognized in these circumstances. Should our expectations change regarding the length of time an offshore drilling unit will be used in a given location, we will adjust deferred taxes accordingly.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable jurisdictional tax rates at year-end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the deferred tax asset will not be realized in a future period.

We operate through various subsidiaries in numerous countries throughout the world, including the United States. Consequently, we are subject to changes in tax laws, treaties or regulations or the interpretation or enforcement thereof in the United States, UK and any other jurisdictions in which we or any of our subsidiaries operate or are resident. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. If the IRS or other taxing authorities do not agree with our assessment of the effects of such laws, treaties and regulations, this could have a material adverse effect on us including the imposition of a higher effective tax rate on our worldwide earnings or a reclassification of the tax impact of our significant corporate restructuring transactions. The Company has adopted an accounting policy to look through the outside basis of partnerships and all other flow-through entities and exclude these from the computation of deferred taxes.

Insurance Reserves

We maintain various levels of self-insured retention for certain losses including property damage, loss of hire, employment practices liability, employers’ liability and general liability, among others. We accrue for property damage and loss of hire charges on a per event basis.

Employment practices liability claims are accrued based on actual claims during the year. Maritime employer’s liability claims are generally estimated using actuarial determinations. General liability claims are estimated by our internal claims department by evaluating the facts and circumstances of each claim (including incurred but not reported claims) and making estimates based upon historical experience with similar claims. At December 31, 2021 and 2020, loss reserves for personal injury and protection claims totaled $14.8 million and $30.9 million, respectively, and such amounts are included in “Other current liabilities” and “Other current liabilities” or “Liabilities subject to compromise,” respectively, in the accompanying Consolidated Balance Sheets.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Earnings per Share

Our unvested share-based payment awards, which contain non-forfeitable rights to dividends, are participating securities and are included in the computation of earnings per share pursuant to the two-class method. The two-class method allocates undistributed earnings between common shares and participating securities. The diluted earnings per share calculation under the two-class method also includes the dilutive effect of potential shares issued in connection with stock warrants and options. The dilutive effect of stock warrants and options is determined using the treasury stock method. The diluted earnings per share calculation is adjusted for mandatory exercise, under the treasury stock method, if the condition is met at the balance sheet date. At December 31, 2021, the Mandatory Exercise Condition (as defined in the applicable warrant agreement) set forth in the warrant agreements for the Tranche 1 Warrants and the Tranche 2 Warrants was not satisfied.

Share-Based Compensation Plans

We record the grant date fair value of share-based compensation arrangements as compensation cost using a straight-line method over the service period. Share-based compensation is expensed or capitalized based on the nature of the employee’s activities.

Liability-Classified Awards

The Company classified certain awards that will be settled in cash as liability awards. The fair value of a liability-classified award is determined on a quarterly basis beginning at the grant date until final vesting. Changes in the fair value of liability-classified awards are expensed or capitalized based on the nature of the employee’s activities over the vesting period of the award.

Litigation Contingencies

We are involved in legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be estimated, we disclose the possible loss in the notes to the consolidated financial statements.

We review the developments in our contingencies that could affect the amount of the provisions that has been previously recorded, and the matters and related possible losses disclosed. We make adjustments to our provisions and changes to our disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgement is required to determine both the probability and the estimated amount.

Foreign Currency Translation

Although we are a Cayman Islands company, our functional currency is the US dollar, and we define any non-US dollar denominated currency as “foreign currencies.” In non-US locations where the US Dollar has been designated as the functional currency (based on an evaluation of factors including the markets in which the subsidiary operates, inflation, generation of cash flow, financing activities and intercompany arrangements), local

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

currency transaction gains and losses are included in net income or loss. In non-US locations where the local currency is the functional currency, assets and liabilities are translated at the rates of exchange on the balance sheet date, while statement of operations items are translated at average rates of exchange during the year. The resulting gains or losses arising from the translation of accounts from the functional currency to the US Dollar are included in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets. We did not recognize any material gains or losses on foreign currency transactions or translations during the three years ended December 31, 2021.

Discontinued Operations

On August 1, 2014, Legacy Noble completed the separation and spin-off of a majority of its standard specification offshore drilling business (the “Spin-off”) through a pro rata distribution of all of the ordinary shares of its wholly-owned subsidiary, Paragon Offshore plc (“Paragon Offshore”), to the holders of Noble’s ordinary shares. Paragon Offshore, which had been reflected as continuing operations in our consolidated financial statements prior to the Spin-off, meets the criteria for being reported as discontinued operations and has been reclassified as such in our results of operations.

Prior to the completion of the Spin-off, Legacy Noble and Paragon Offshore entered into a series of agreements to effect the separation and Spin-off and govern the relationship between the parties after the Spin-off (the “Separation Agreements”), including the Master Separation Agreement and the Tax Sharing Agreement. During the year ended December 31, 2019, we recognized charges of $3.8 million recorded in “Net loss from discontinued operations, net of tax” on our Consolidated Statement of Operations relating to settlement of Mexico customs audits from rigs included in the Spin-off. For additional information related to the Spin-off, refer to “Note 16—Commitments and Contingencies.”

Accounting Pronouncements

Accounting Standards Adopted

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, which amends ASC Topic 740, Income Taxes. This update simplifies the accounting for income taxes by removing certain exceptions to general principles. The amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and is required to be adopted on a retrospective basis for all periods presented.

We adopted ASU No. 2019-12, effective January 1, 2021. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, in order to provide clarity on how to account for acquired revenue contracts with customers in a business combination. This guidance is effective for public business entities for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date. Early adoption is permitted. The Company is planning on early adopting this standard on January 1, 2022 and we do not anticipate this will have a material impact on our financial statements.

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NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

With the exception of the updated standards discussed above, there have been no new accounting pronouncements not yet effective that have significance, or potential significance, to our consolidated financial statements.

Note 2—Chapter 11 Emergence

On the Petition Date, Legacy Noble and certain of its subsidiaries, including Finco, filed voluntary petitions in the Bankruptcy Court seeking relief under chapter 11 of the Bankruptcy Code. The Plan was confirmed by the Bankruptcy Court on November 20, 2020, and the Debtors emerged from the bankruptcy proceedings on the Effective Date.

On the Effective Date, and pursuant to the terms of the Plan, the Company:

•

Appointed five new members to the Successor’s board of directors to replace all of the directors of the Predecessor, other than the director also serving as President and Chief Executive Officer, who was re-appointed pursuant to the Plan. Subsequent to the Effective Date, an additional director was appointed.

•	Terminated and cancelled all ordinary shares and equity-based awards of Legacy Noble that were outstanding immediately prior to the Effective Date;

•

Transferred approximately 31.7 million ordinary shares of Noble with a nominal value of $0.00001 per share (“Ordinary Shares”) to holders of Legacy Noble’s then outstanding Senior Notes due 2026 (the “Guaranteed Notes”) in the cancellation of the Guaranteed Notes;

•

Transferred approximately 2.1 million Ordinary Shares, approximately 8.3 million seven-year warrants with Black-Scholes protection (the “Tranche 1 Warrants”) with an exercise price of $19.27 and approximately 8.3 million seven-year warrants with Black-Scholes protection (the “Tranche 2 Warrants”) with an exercise price of $23.13 to holders of Legacy Noble’s then outstanding senior notes (other than the Guaranteed Notes) (the “Legacy Notes”) in cancellation of the Legacy Notes;

•

Issued approximately 7.7 million Ordinary Shares and $216.0 million principal amount of our senior secured second lien notes (the “Second Lien Notes”) to participants in a rights offering (the “Rights Offering”) at an aggregate subscription price of $200.0 million;

•

Issued approximately 5.6 million Ordinary Shares to the backstop parties (the “Backstop Parties”) to a Backstop Commitment Agreement, dated October 12, 2020 (the “Backstop Commitment Agreement”), among the Debtors and the Backstop Parties as Holdback Securities (as defined in the Backstop Commitment Agreement);

•

Issued approximately 1.7 million Ordinary Shares to the Backstop Parties in respect of their backstop commitment to subscribe for Unsubscribed Securities (as defined in the Backstop Commitment Agreement);

•	Issued approximately 1.2 million Ordinary Shares to the Backstop Parties in connection with the payment of the Backstop Premiums (as defined in the Backstop Commitment Agreement);

•

Issued 2.8 million five-year warrants with no Black-Scholes protection (the “Tranche 3 Warrants”) with an exercise price of $124.40 to the holders of Legacy Noble’s ordinary shares outstanding prior to the Effective Date;

•

Entered into a senior secured revolving credit agreement (the “Revolving Credit Agreement”) that provides for a $675.0 million senior secured revolving credit facility (with a $67.5 million sublimit for the issuance of letters of credit thereunder) (the “Revolving Credit Facility”);

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

•	Entered into an indenture governing the Second Lien Notes;

•	Entered into a registration rights agreement with certain parties who received Ordinary Shares under the Plan (the “Equity Registration Rights Agreement”); and

•	Entered into a registration rights agreement with certain parties who received Second Lien Notes under the Plan.

In addition, Noble entered into an exchange agreement with certain Backstop Parties which provided that, as soon as reasonably practicable after the Effective Date, the other parties to such agreement would deliver to the Company an aggregate of approximately 6.5 million Ordinary Shares issued pursuant to the Plan in exchange for the issuance of penny warrants to purchase up to approximately 6.5 million Ordinary Shares, with an exercise price of $0.01 per share (“Penny Warrants”). This exchange was completed in late February 2021.

Management Incentive Plan. The Plan contemplated that on or after the Effective Date, the Company would adopt a long-term incentive plan and authorize and reserve 7.7 million Ordinary Shares for issuance pursuant to equity incentive awards to be granted under such plan. On February 18, 2021, the Company adopted the long-term incentive plan and authorized and reserved 7.7 million Ordinary Shares for awards to be granted under such plan.

Sources of Cash for Plan Distribution. All cash payments made by the Company under the Plan on the Effective Date were funded from cash on hand, proceeds of the Rights Offering, and proceeds of the Revolving Credit Facility.

Reorganization Items, Net

In accordance with ASC 852, any incremental expenses, gains and losses that are realized or incurred as of or subsequent to the Petition Date and before the Effective Date that are a direct result of the Chapter 11 Cases are recorded under “Reorganization items, net.” The following table summarizes the components of reorganization items included in our Consolidated Statements of Operations for the period from January 1, 2021 through February 5, 2021:

	Predecessor
	Noble	Finco
	Period From	Period From
	January 1, 2021	January 1, 2021
	through	through
	February 5, 2021	February 5, 2021
Professional fees (1)	$(28,739)	$(8,095)
Adjustments for estimated allowed litigation claims	77,300	—
Write-off of unrecognized share-based compensation	(4,406)	(4,406)

Gain on settlement of liabilities subject to compromise	2,556,147	2,556,147
Loss on fresh start adjustments	(2,348,251)	(2,348,251)

Total Reorganization items, net	$252,051	$195,395

(1)

Payments of $44.2 million and $7.2 million related to professional fees have been presented as cash outflows from operating activities in our Consolidated Statements of Cash Flows for the period from January 1, 2021 through February 5, 2021 for Noble and Finco, respectively.

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NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Liabilities Subject to Compromise

From the Petition Date until the Effective Date, the Company operated as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with provisions of the Bankruptcy Code. In accordance with ASC 852, on our Consolidated Balance Sheets prior to the Effective Date, the caption “Liabilities subject to compromise” reflects the expected allowed amount of the pre-petition claims that are not fully secured and that have at least a possibility of not being repaid at the full claim amount. The Company has considered the chapter 11 motions approved by the Bankruptcy Court with respect to the amount and classification of its pre-petition liabilities. The Company evaluated and adjusted the amount and classification of its pre-petition liabilities through the Effective Date.

Note 3—Fresh Start Accounting

In connection with our emergence from bankruptcy and in accordance with ASC 852, Noble and Finco qualified for and applied fresh start accounting on the Effective Date. Noble and Finco were required to apply fresh start accounting because (i) the holders of existing Legacy Noble voting shares received less than 50% of the voting shares of the Successor, and (ii) the reorganization value of Noble’s and Finco’s assets, each of which approximated $1.7 billion, immediately prior to confirmation of the Plan was less than the corresponding post-petition liabilities and allowed claims, each of which approximated $4.0 billion. Applying fresh start accounting resulted in new reporting entities with no beginning retained earnings or accumulated deficit. Accordingly, our financial statements and notes after the Effective Date are not comparable to our financial statements and notes on and to prior to that date.

With the application of fresh start accounting, we allocated the reorganization value to our individual assets and liabilities (except for deferred income taxes) based on their estimated fair values in conformity with ASC Topic 805, Business Combinations. The amount of deferred taxes was determined in accordance with ASC Topic 740, Income Taxes and ASC 852. The Effective Date fair values of our assets and liabilities differed materially from their recorded values as reflected on the historical balance sheets.

As described in “Note 1—Organization and Significant Accounting Policies,” Noble and Finco are referred to as Successor, as the context requires, and includes the financial position and results of operations of the reorganized Noble and Finco subsequent to February 5, 2021. References to Predecessor relate to the financial position and results of operations of Legacy Noble and Finco prior to, and including, February 5, 2021.

Reorganization Value and Valuation of Assets

The reorganization value represents the fair value of the Successor’s and Finco’s total assets and was derived from the enterprise value, which represents the estimated fair value of an entity’s long-term debt and equity. As set forth in the Plan, the enterprise value of the reorganized Debtors was estimated to be in the range of $1.1 billion to $1.6 billion with a midpoint of $1.3 billion. The enterprise value range was determined by using a discounted cash flow analysis and a peer group trading analysis, excluding unrestricted cash at emergence. Based on the estimates and assumptions discussed above, we estimated the enterprise value to be the midpoint of the range of estimated enterprise value of $1.3 billion.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The following table reconciles the enterprise value to the Successor equity as of the Effective Date:

February 5, 2021
Enterprise Value	$1,300,300
Plus: Cash and cash equivalents	111,968
Less: Fair value of debt	(393,500)

Fair Value of Successor Equity	$1,018,768

The following table reconciles the enterprise value to the reorganization value as of the Effective Date:

February 5, 2021
Enterprise Value	$1,300,300
Plus: Cash and cash equivalents	111,968
Plus: Non-interest bearing current liabilities	185,410
Plus: Non-interest bearing non-current liabilities	108,268

Reorganization value of Successor assets	$1,705,946

With the assistance of financial advisors, we determined the enterprise and corresponding equity value of the Successor by calculating the present value of future cash flows based on our financial projections. The enterprise value and corresponding equity value are dependent upon achieving future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, the estimates, assumptions, valuations or financial projections may not be realized and actual results could vary materially.

Valuation Process

Under the application of fresh start accounting and with the assistance of valuation experts, we conducted an analysis of the Consolidated Balance Sheet to determine if any of the Company’s net assets would require a fair value adjustment as of the Effective Date. The results of our analysis indicated that our principal assets, which include mobile offshore drilling units, certain intangibles and debt issued at emergence would require a fair value adjustment on the Effective Date. The rest of the Company’s net assets were determined to have carrying values that approximated fair value on the Effective Date. Further details regarding the valuation process is described further below.

Property, Plant and Equipment

The valuation of the Company’s mobile offshore drilling units and other related tangible assets was determined by using a combination of (1) the discounted cash flows expected to be generated from our drilling assets over their remaining useful lives and (2) the cost to replace our drilling assets, as adjusted by the current market for similar offshore drilling assets. Assumptions used in our assessment included, but were not limited to, future marketability of each unit in light of the current market conditions and its current technical specifications, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, capital expenditures, market values, weighting of market values, reactivation costs, estimated

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

economic useful lives and, in certain cases, our belief that a drilling unit is no longer marketable and is unlikely to return to service in the near to medium term. We included an allocation for corporate overhead when calculating the discounted cash flows expected to be generated from our drilling assets over their remaining useful lives. The cash flows were discounted at our weighted average cost of capital (“WACC”), which was derived from a blend of our after-tax cost of debt and our cost of equity, and computed using public share price information for similar offshore drilling market participants, certain US Treasury rates, and certain risk premiums specific to the Company.

The valuation of our remaining property and equipment, including owned real estate, construction in progress assets, and other equipment essential to our operations, was determined utilizing a combination of replacement cost and market valuation approaches. Specifically, the land was valued using a sales comparison method of the market approach, in which we utilized recent sales of comparable properties to estimate the fair value on a US Dollar per acre basis. The remaining property and equipment were valued using a cost approach, in which we estimated the replacement cost of the assets and applied adjustments for physical depreciation and obsolescence, where applicable, to arrive at a fair value.

Intangible Assets

At emergence, we held contracts for drilling services related to certain long-term contracts. Given the contract dayrates relative to market dayrates at the Effective Date, we determined the contracts represent favorable contract intangible assets. Based on a discounted cash flow analysis utilizing the dayrate differential between current market dayrates and the contract dayrates, and a risk-adjusted discount rate of 17%, we determined the aggregate fair value of our contracts for these certain contracts to be $113.4 million above the fair value of the contracts if they were priced at current market dayrates on the Effective Date. The dayrate differential on these contracts as compared to prior years was primarily driven by the combination of continued market oversupply of offshore drilling units, the volatility in oil and gas price and the unprecedented crude product consumption levels experienced in 2020.

Debt

The valuations of the Company’s Revolving Credit Facility and Second Lien Notes were based on relevant market data as of the Effective Date and the terms of each of the respective instruments. Considering the interest rates and implied yields for the Revolving Credit Facility and Second Lien Notes were within a range of comparable market yields (with considerations for term and seniority), fair value adjustments were recorded relating to each of the instruments.

Successor Warrants

On the Effective Date, the Company issued Tranche 1 Warrants and Tranche 2 Warrants to certain former bondholders as part of the settlement of their pre-petition claims. The Company also issued Tranche 3 Warrants to holders of the Predecessor’s ordinary shares. The fair values of the warrants on the Effective Date were determined using an options pricing model while considering the contractual terms for each respective tranche, including the mandatory exercise provisions related to Tranche 1 Warrants and Tranche 2 Warrants. The key market data assumptions for the options pricing model are the estimated volatility and the risk-free rate. The volatility assumption was estimated using market data for similar offshore drilling market participants with consideration for differences in size and leverage. The risk-free rate assumption was based on US Constant Maturity Treasury rates as of the Effective Date.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Consolidated Balance Sheet at Emergence

The adjustments set forth in the following Consolidated Balance Sheet as of February 5, 2021 reflect the consummation of the transactions contemplated by the Plan and carried out by the Company (“Reorganization Adjustments”) and the fair value adjustments as a result of the application of fresh start accounting (“Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine fair values and significant assumptions or inputs.

The following table reflects the reorganization and application of ASC 852 on our consolidated balance sheet as of February 5, 2021:

	Predecessor	Reorganization Adjustments			Fresh Start Adjustments			Successor
ASSETS
Current assets
Cash and cash equivalents	$317,962	$(205,994)	(a	)	$—			$111,968
Accounts receivable, net	189,207	—			—			189,207
Taxes receivable	32,556	—			—			32,556
Prepaid expenses and other current assets	63,056	(20,302)	(b	)	(10,073)	(m	)	32,681

Total current assets	602,781	(226,296)			(10,073)			366,412

Intangible assets	—	—			113,389	(n	)	113,389
Property and equipment, at cost	4,787,661	—			(3,631,936)	(o	)	1,155,725
Accumulated depreciation	(1,221,033)	—			1,221,033	(o	)	—

Property and equipment, net	3,566,628	—			(2,410,903)			1,155,725

Other assets	69,940	10,983	(c	)	(10,503)	(m	)	70,420

Total assets	$4,239,349	$(215,313)			$(2,318,090)			$1,705,946

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$89,215	$(7,266)	(d	)	$—			$81,949
Accrued payroll and related costs	35,615	—			—			35,615
Taxes payable	34,211	—			—			34,211
Other current liabilities	64,943	21,305	(e	)	(52,613)	(m	)	33,635

Total current liabilities	223,984	14,039			(52,613)			185,410

Long-term debt	—	352,054	(f	)	41,446	(p	)	393,500
Deferred income taxes	9,303	(17,328)	(g	)	29,550	(q	)	21,525
Other liabilities	108,489	4,659	(h	)	(26,405)	(m	)	86,743
Liabilities subject to compromise	4,143,812	(4,143,812)	(i	)	—			—

Total liabilities	4,485,588	(3,790,388)			(8,022)			687,178
Shareholders’ equity (deficit)
Common stock (Predecessor)	2,511	(2,511)	(j	)	—			—
Common stock (Successor)	—	1	(k	)	—			1
Additional paid-in capital (Predecessor)	815,505	(815,505)	(j	)	—			—
Additional paid-in capital (Successor)	—	1,018,767	(k	)	—			1,018,767

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

	Predecessor	Reorganization Adjustments			Fresh Start Adjustments			Successor
Accumulated deficit	(1,006,351)	3,374,323	(l	)	(2,367,972)	(r	)	—
Accumulated other comprehensive loss	(57,904)	—			57,904	(s	)	—

Total shareholders’ equity (deficit)	(246,239)	3,575,075			(2,310,068)			1,018,768

Total liabilities and equity	$4,239,349	$(215,313)			$(2,318,090)			$1,705,946

Reorganization Adjustments

(a)	Represents the reorganization adjustment to cash and cash equivalents:

Proceeds from Rights Offering	$200,000
Proceeds from the Revolving Credit Facility, net of issuance costs	167,361
Transfer of cash from restricted cash	300
Payment of professional service fees	(23,261)
Payment of the pre-petition revolving credit facility principal and accrued interest	(550,019)
Deconsolidation of NHUK	(300)
Payment of recurring debt fees	(75)

Change in cash and cash equivalents	$(205,994)

(b)	Represents the reorganization adjustment for the following:

Payment of professional service fees from escrow	$(12,380)
Payment of Paragon litigation settlement form escrow	(7,700)
Transfer of restricted cash to cash	(300)
Adjustment to miscellaneous receivables related to the deconsolidation of NHUK upon emergence	78

Change in prepaid expenses and other current assets	$(20,302)

(c)

Adjustments to other assets relates to capitalization of long-term debt issuance costs related to the Revolving Credit Facility of $11.1 million and the impact of reorganization adjustments on deferred tax assets of $(0.1) million.

(d)	Adjustments to accounts payable related to the payment of professional fees $(15.2) million and the reinstatement of trade payables from liabilities subject to compromise of $8.0 million.
(e)	Adjustment of $21.3 million to other current liabilities related to the reinstatement of liabilities subject to compromise.
(f)	Represents $352.1 million of outstanding borrowings, net of financing costs, under the Second Lien Notes and Revolving Credit Facility.
(g)	Represents the write-off of $(17.3) million deferred income taxes as the result of the Company’s internal restructuring.
(h)	Represents cancellation of $(0.1) million cash-based compensation plans and the reinstatement of $4.7 million right-of-use lease liabilities.

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NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

(i)	Liabilities subject to compromise settled or reinstated in accordance with the Plan and the resulting gain were determined as follows:

4.900% senior notes due Aug. 2020	$62,535
4.625% senior notes due Mar. 2021	79,937
3.950% senior notes due Mar. 2022	21,213
7.750% senior notes due Jan. 2024	397,025
7.950% senior notes due Apr. 2025	450,000
7.875% senior notes due Feb. 2026	750,000
6.200% senior notes due Aug. 2040	393,597
6.050% senior notes due Mar. 2041	395,000
5.250% senior notes due Mar. 2042	483,619
8.950% senior notes due Apr. 2045	400,000
5.958% revolving credit facility maturing Jan. 2023	545,000
Accrued and unpaid interest	110,300
Protection and indemnity insurance liabilities	25,669
Accounts payable and other payables	8,163
Estimated loss on litigation	15,700
Lease liabilities	6,054

Total consolidated liabilities subject to compromise	4,143,812
Issuance of Successor common stock	(854,909)
Issuance of Successor warrants to certain Predecessor creditors	(141,029)
Payment of the pre-petition revolving credit facility principal and accrued interest	(550,020)
Payment of Paragon litigation settlement from escrow	(7,700)
Reinstatement of Transocean litigation liability	(8,000)
Reinstatement of protection and indemnity insurance liabilities	(11,791)
Reinstatement of trade payables and right-of-use lease liabilities	(14,216)

Gain on settlement of liabilities subject to compromise	$2,556,147

(j)	Represents the cancellation of the Predecessor’s common stock of $(2.5) million and Additional paid-in capital of $(815.5) million.
(k)	Represents the reorganization adjustments to common stock and additional paid in capital:

Par value of 50 million shares of new common stock issued	$1
Capital in excess of par value of 50 million issued and authorized shares of new common stock issued	875,931
Fair value of new warrants issued	142,836

Total Successor equity issued on the Effective Date	$1,018,768

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

(l)	Represents the reorganization adjustments to accumulated deficit:

Gain on settlement of liabilities subject to compromise	$2,556,147
Professional fees and success fees	(15,017)
Write-off of unrecognized share-based compensation	(4,406)

Reorganization items, net	2,536,724
Cancellation of Predecessor common stock and additional paid-in capital	820,299
Cancellation of Predecessor cash and equity compensation plans	2,183
Issuance of Successor warrants to Predecessor equity holders	(1,807)
Deconsolidation of NHUK	(222)
Recognition of recurring debt fees	(75)
Tax impacts of reorganization	17,221

Net impact to Accumulated Deficit	$3,374,323

Fresh Start Adjustments

(m)	Reflects adjustments to capitalized deferred costs, deferred revenue and pension balances due to the application of fresh start accounting as follows:

	Prepaid expenses and other current assets	Other assets	Other current liabilities	Other liabilities
Deferred contract assets and revenues	$(10,073)	$(2,616)	$(52,616)	$(20,320)
Write-off of certain financing costs	—	(6,238)	—	—
Pension assets and obligations	—	(1,010)	3	(6,085)
Fair value adjustments to other assets	—	(639)	—	—

	$(10,073)	$(10,503)	$(52,613)	$(26,405)

(n)	Reflects the fair value adjustment of $113.4 million to record an intangible asset for favorable contracts with customers.
(o)	Reflects the fair value adjustment of $2.4 billion to property and equipment of the Predecessor. The following table presents a comparison of the historical and new fair values upon emergence:

	Historical Value	Fair Value
Drilling equipment and facilities	$4,355,384	$1,070,931
Construction in progress	231,626	75,159
Other	200,651	9,635
Less: accumulated depreciation	(1,221,033)	—

Property and equipment, at cost	$3,566,628	$1,155,725

(p)	Reflects a fair value adjustment of $41.4 million to the carrying value of the Second Lien Notes due to application of fresh start accounting.
(q)	New deferred tax balances of $29.6 million were established for favorable contracts with customers due to application of fresh start accounting.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

(r)

The following table summarizes the cumulative impact of the fresh start adjustments, as discussed above, the elimination of the Predecessor’s accumulated other comprehensive loss, and the adjustments required to eliminate accumulated deficit:

Fair value adjustment to Prepaid and other current assets	$(10,073)
Fair value adjustment to Intangible assets	113,389
Fair value adjustment to Property and equipment, net	(2,410,903)
Fair value adjustment to Other assets	(10,503)
Fair value adjustment to Other current liabilities	52,613
Fair value adjustment to Long-term debt	(41,446)
Fair value adjustment to Deferred income taxes	(9,829)
Fair value adjustment to Other liabilities	26,405
Derecognition of Predecessor Accumulated other comprehensive loss	(57,904)

Total fresh start adjustments included in Reorganization items, net	(2,348,251)
Tax impact of fresh start adjustments	(19,721)

Net change in accumulated deficit	$(2,367,972)

(s)	Reflects $57.9 million for the derecognition of Predecessor Accumulated other comprehensive loss through Reorganization items, net.

Note 4—Acquisitions and Divestitures

Proposed Business Combination with Maersk Drilling

On November 10, 2021, Noble entered into a Business Combination Agreement (the “Business Combination Agreement”) with Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Noble (“Topco”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling”), pursuant to which, among other things, (i) (x) Noble will merge with and into Merger Sub (the “Maersk Drilling Merger”), with Merger Sub surviving the Maersk Drilling Merger as a wholly owned subsidiary of Topco, and (y) the Ordinary Shares will convert into an equivalent number of class A ordinary shares, par value $0.00001 per share, of Topco (the “Topco Shares”), and (ii) (x) Topco will make a voluntary tender exchange offer to Maersk Drilling’s shareholders as described below (the “Offer” and, together with the Maersk Drilling Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding shares of Maersk Drilling, nominal value Danish krone (“DKK”) 10 per share (“Maersk Drilling Shares”), are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for Topco Shares or cash, at the election of the holder (cash for holders that do not make an election), under Danish law by way of a compulsory purchase. The board of directors of Noble (the “Board”) and the board of directors of Maersk Drilling have unanimously approved and adopted the Business Combination Agreement. The Business Combination is subject to Noble shareholder approval, acceptance of the Offer by holders of at least 80% of Maersk Drilling Shares, merger clearance and other regulatory approvals, listing on the NYSE and Nasdaq Copenhagen and other customary conditions.

Following the closing of the Business Combination, assuming all of the Maersk Drilling Shares are acquired by Topco through the Offer and no cash is paid by Topco in the Offer, Topco will own all of Noble’s and Maersk

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares (or 50.8% and 49.2%, respectively, if Topco pays $50.0 million in the Offer). Topco will be renamed Noble Corporation Plc, will be a public limited company domiciled (tax resident) in the United Kingdom and will be headquartered in Houston, Texas. Topco is expected to have certain management functions relating to the holding of shares, financing, cash management, incentive compensation and other relevant holding company functions. In addition, the board of directors of the combined company (the “Topco Board”) will be comprised of seven individuals, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, who will serve as the President and Chief Executive Officer of the combined company. Charles M. (Chuck) Sledge, the current Chairman of the Board, will become chairman of the Topco Board, and Claus V. Hemmingsen, the current Chairman of Maersk Drilling’s board of directors, will be one of the three directors designated by Maersk Drilling.

Topco will apply to have Topco Shares listed on the New York Stock Exchange and on Nasdaq Copenhagen A/S.

At the effective time of the Maersk Drilling Merger (the “Maersk Drilling Merger Effective Time”), subject to the terms and conditions set forth in the Business Combination Agreement, (i) each Ordinary Share of Noble issued and outstanding immediately prior to the Maersk Drilling Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share, (ii) each Penny Warrant outstanding immediately prior to the Maersk Drilling Merger Effective Time will cease to represent the right to acquire Ordinary Shares and will be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Ordinary Shares underlying such Penny Warrant, rounded to the nearest whole share, and (iii) each Emergence Warrant (as defined herein) outstanding immediately prior to the Maersk Drilling Merger Effective Time will be converted automatically into a warrant to acquire a number of Topco Shares equal to the number of Ordinary Shares underlying such Emergence Warrant, with the same terms as were in effect immediately prior to the Maersk Drilling Merger Effective Time under the terms of the applicable warrant agreement. In addition, each award of restricted share units representing the right to receive Ordinary Shares, or value based on the value of Ordinary Shares (each, a “Noble RSU Award”) that is outstanding immediately prior to the Maersk Drilling Merger Effective Time will cease to represent a right to acquire Ordinary Shares (or value equivalent to Ordinary Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Ordinary Shares subject to such Noble RSU Award immediately prior to the Maersk Drilling Merger Effective Time.

Subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the Danish Financial Supervisory Authority, Topco has agreed to commence the Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Offer is conditioned upon, among other things, holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%) (the “Minimum Acceptance Condition”). In the Offer, Maersk Drilling shareholders may exchange each Maersk Drilling Share for 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares (the “Exchange Ratio”), and will have the ability to elect cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million. Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling restricted stock unit award (a “Maersk Drilling RSU Award”) that is outstanding immediately prior to the acceptance time

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

of the Offer (the “Acceptance Time”) is converted, at the Acceptance Time, into the right to receive, on the same terms and conditions as were applicable under the Maersk Drilling RSU Long-Term Incentive Programme for Executive Management 2019 and the Maersk Drilling RSU Long-Term Incentive Programme 2019 (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

The Business Combination Agreement contains customary warranties and covenants by Noble, Topco, Merger Sub and Maersk Drilling. The Business Combination Agreement also contains customary pre-closing covenants.

Topco’s obligation to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer is subject to certain customary conditions, including, among others, that the Minimum Acceptance Condition shall have been satisfied. Maersk Drilling may require that Topco does not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for the Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer if certain customary conditions are not met. Subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, the Business Combination is expected to close in mid-2022.

The Business Combination Agreement contains certain termination rights for both Noble and Maersk Drilling.

Pacific Drilling Merger

On April 15, 2021, Noble purchased Pacific Drilling Company LLC (“Pacific Drilling”), an international offshore drilling contractor, in an all-stock transaction (the “Pacific Drilling Merger”). Pursuant to the terms and conditions set forth in an Agreement and Plan of Merger dated March 25, 2021, (a) each membership interest in Pacific Drilling was converted into the right to receive 6.366 Ordinary Shares and (b) each of Pacific Drilling’s warrants outstanding immediately prior to the effective time of the Pacific Drilling Merger was converted into the right to receive 1.553 Ordinary Shares. As part of the transaction, Pacific Drilling’s equity holders received 16.6 million Ordinary Shares, or approximately 24.9% of the outstanding Ordinary Shares and Penny Warrants at closing. The results of Pacific Drilling’s operations are included in the Company’s results of operations effective April 15, 2021. In connection with this acquisition, the Company acquired seven floaters and subsequently sold two floaters in June 2021 for net proceeds of $29.7 million. In connection with this acquisition, the Company incurred $15.9 million of acquisition related costs during the period from February 6 through December 31, 2021.

Purchase Price Allocation

The transaction has been accounted for using the acquisition method of accounting under ASC Topic 805, Business Combinations, with Noble being treated as the accounting acquirer. Under the acquisition method of accounting, the assets and liabilities of Pacific Drilling and its subsidiaries have been recorded at their respective fair values as of the date of completion of the Pacific Drilling Merger and added to Noble’s.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The preliminary purchase price assessment remains an ongoing process and is subject to change for up to one year subsequent to the closing date of the Pacific Drilling Merger.

Determining the fair values of the assets and liabilities of Pacific Drilling and the consideration paid requires judgment and certain assumptions to be made, the most significant of these being related to the valuation of Pacific Drilling’s mobile offshore drilling units and other related tangible assets and the fair value of the Ordinary Shares issued by Noble. The valuation of the Pacific Drilling’s mobile offshore drilling units was determined by using a combination of (1) the discounted cash flows expected to be generated from the drilling assets over their remaining useful lives and (2) the cost to replace the drilling assets, as adjusted by the current market for similar offshore drilling assets. Assumptions used in our assessment included, but were not limited to, future marketability of each unit in light of the current market conditions and its current technical specifications, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, tax rates, discount rate, capital expenditures, market values, weighting of market values, reactivation costs, estimated economic useful lives and, in certain cases, our belief that a drilling unit is no longer marketable and is unlikely to return to service in the near to medium term. We included an allocation for corporate overhead when calculating the discounted cash flows expected to be generated from our drilling assets over their remaining useful lives. The cash flows were discounted at our WACC, which was derived from a blend of our after-tax cost of debt and our cost of equity, and computed using public share price information for similar offshore drilling market participants, certain US Treasury rates, and certain risk premiums specific to the Company. The inputs and assumptions related to these assets are categorized as Level 3 in the fair value hierarchy.

As Noble was not yet trading on the New York Stock Exchange at the time of the Pacific Drilling Merger, the valuation of our Ordinary Shares issued by Noble as consideration required an analysis of the discounted cash flows expected to be generated by the drilling assets of the combined entity. These discounted cash flows were derived utilizing many of the same types of assumptions as were used in the valuation of the Noble drilling assets at emergence as well the Pacific Drilling assets. In addition, the discounted cash flows of the combined entity considered annual cost saving synergies from the operation of the Noble and Pacific Drilling assets as a single fleet, and were accordingly discounted at a market participant WACC for the combined entity. Lastly, the valuation of the Ordinary Shares considered the fair value of debt, warrants and the management incentive plan of the combined entity to arrive at the fair value of common equity. The inputs and assumptions related to the value of Noble’s Ordinary Shares are also categorized as Level 3 in the fair value hierarchy.

The Pacific Drilling Merger resulted in a gain on bargain purchase due to the estimated fair value of the identifiable net assets acquired exceeding the purchase consideration transferred by $62.3 million and is shown as a gain on bargain purchase on Noble’s consolidated statement of operations. Management reviewed the Pacific Drilling assets acquired and liabilities assumed as well as the assumptions utilized in estimating their fair values. An adjustment of $2.2 million to the valuation allowance on the deferred tax assets acquired in the Pacific Drilling Merger was recorded in the three months ended December 31, 2021. Upon completion of our assessment, the Company concluded that recording a gain on bargain purchase was appropriate and required under US GAAP. The bargain purchase was a result of a combination of factors, including a prolonged downturn in the drilling industry which led to challenging fundamentals for many competitors in the offshore drilling sector. The Company believes the seller was motivated to complete the transaction as the emerging market dynamics do not appear to be favorable to smaller rig fleets which operate across multiple regions.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The following table represents the preliminary allocation of the total purchase price of Pacific Drilling to the identifiable assets acquired and the liabilities assumed based on the fair values as of the acquisition date.

Consideration:
Pacific Drilling membership interests outstanding	2,500
Exchange Ratio	6.366	15,915

Pacific Drilling warrants outstanding	441
Exchange Ratio	1.553	685

Noble Ordinary Shares issued		16,600
Fair value of Noble Ordinary Shares on April 15, 2021		$21.55

Total consideration		$357,662

Assets acquired:
Cash and cash equivalents		$54,970
Accounts receivable		17,457
Taxes receivable		1,585
Prepaid expenses and other current assets		14,081

Total current assets		88,093
Property and equipment, net		346,167
Assets held for sale		30,063
Other assets		457

Total assets acquired		464,780
Liabilities assumed:
Accounts payable		18,603
Other current liabilities		2,900
Accrued payroll and related costs		16,128
Taxes payable		1,951

Total current liabilities		39,582
Deferred income taxes		798
Other liabilities		4,433

Total liabilities assumed		44,813

Net assets acquired		$419,967
Gain on bargain purchase		62,305

Purchase price consideration		$357,662

Pacific Drilling Revenue and Net Income

The following table represents Pacific Drilling’s revenue and earnings included in Noble’s consolidated statement of operations subsequent to the closing of the Pacific Drilling Merger.

Successor
Period From
February 6, 2021
through
December 31, 2021
Revenue	$94,506
Net loss	$(46,646)

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Pro Forma Financial Information

The following unaudited pro forma summary presents the results of operations as if the Pacific Drilling Merger had occurred on February 6, 2021. The pro forma summary uses estimates and assumptions based on information available at the time. Management believes the estimates and assumptions to be reasonable; however, actual results may have differed significantly from this pro forma financial information. The pro forma information does not reflect any synergy savings that might have been achieved from combining the operations and is not intended to reflect the actual results that would have occurred had the companies actually been combined during the periods presented.

Successor
Period From
February 6, 2021
through
December 31, 2021
Revenue	$792,999
Net income	$69,966
Net income per share
Basic	$1.05
Diluted	$0.98

The pro forma results include, among others, (i) a reduction in Pacific Drilling’s historically reported depreciation expense for adjustments to property and equipment and (ii) an adjustment to reflect the gain on bargain purchase as if the Pacific Drilling Merger had occurred on February 6, 2021.

Sale of Rigs in Saudi Arabia

On August 25, 2021, Finco and certain subsidiaries of the Company entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) to sell the jackup rigs operated by the Company in Saudi Arabia to ADES International Holding Limited (“ADES”) for a purchase price of $292.4 million in cash. Pursuant to the terms of the Purchase and Sale Agreement, the jackups, Noble Roger Lewis, Noble Scott Marks, Noble Joe Knight, and Noble Johnny Whitstine, together with certain related assets, were sold to ADES. The closing of the sale occurred in November 2021, and the Company recognized a gain of $185.9 million, net of transaction costs, in the fourth quarter of 2021 associated with the disposal of these assets.

The Purchase and Sale Agreement also included certain covenants that the Company has agreed to not carry on or be engaged in the operation of jackup drilling rigs in the territorial waters of the Kingdom of Saudi Arabia in the Arabian Gulf for a term after the closing date of (i) one year for purposes of drilling gas wells and (ii) two years for the purposes of drilling oil wells.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Note 5— Earnings Per Share

The following table presents the computation of basic and diluted earnings per share:

	Successor	Predecessor
	Period From	Period From
	February 6, 2021	January 1, 2021
	through	through	Year Ended	Year Ended
	December 31, 2021	February 5, 2021	December 31, 2020	December 31, 2019
Numerator:
Basic
Net income (loss) from continuing operations	$101,982	$250,228	$(3,978,459)	$(696,769)
Net loss from discontinued operations, net of tax	—	—	—	(3,821)

Net income (loss) attributable to Noble Corporation	$101,982	$250,228	$(3,978,459)	$(700,590)

Diluted
Net income (loss) from continuing operations	$101,982	$250,228	$(3,978,459)	$(696,769)
Net loss from discontinued operations, net of tax	—	—	—	(3,821)

Net income (loss) attributable to Noble Corporation	$101,982	$250,228	$(3,978,459)	$(700,590)

Denominator:
Weighted average shares outstanding — basic	63,186	251,115	250,792	248,949
Dilutive effect of share-based awards	3,180	5,456	—	—
Dilutive effect of warrants	1,262	—	—	—

Weighted average shares outstanding — diluted	67,628	256,571	250,792	248,949

Income (loss) per share
Basic:
Income (loss) from continuing operations	$1.61	$1.00	$(15.86)	$(2.79)
Loss from discontinued operations	—	—	—	(0.02)

Net income (loss) attributable to Noble Corporation	$1.61	$1.00	$(15.86)	$(2.81)

Diluted:
Income (loss) from continuing operations	$1.51	$0.98	$(15.86)	$(2.79)
Loss from discontinued operations	—	—	—	(0.02)

Net income (loss) attributable to Noble Corporation	$1.51	$0.98	$(15.86)	$(2.81)

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Only those items having a dilutive impact on our basic loss per share are included in diluted loss per share. The following table displays the share-based instruments that have been excluded from diluted income or loss per share since the effect would have been anti-dilutive:

	Successor	Predecessor
	Period From	Period From
	February 6, 2021	January 1, 2021
	through	through	Year Ended	Year Ended
	December 31, 2021	February 5, 2021	December 31, 2020	December 31, 2019
Share-based awards	—	556	6,082	11,892
Warrants (1)	11,097	—	—	—

(1)	Represents the total number of warrants outstanding which did not have a dilutive effect.

Note 6— Property and Equipment

Property and equipment, at cost, for Noble consisted of the following:

	Successor	Predecessor
	Year Ended December 31,	Year Ended December 31,
	2021	2020
Drilling equipment and facilities	$1,467,772	$4,476,960
Construction in progress	77,363	99,812
Other	10,840	200,925

Property and equipment, at cost	$1,555,975	$4,777,697

Capital expenditures, including capitalized interest, during the period from February 6 through December 31, 2021 and the period from January 1 through February 5, 2021 totaled $159.9 million and $10.3 million, respectively. During the years ended 2020 and 2019, capital expenditures, including capitalized interest, totaled $148.2 million and $306.4 million, respectively. During the period from February 6 through December 31, 2021 and the period from January 1 through February 5, 2021, capitalized interest was $2.0 million and zero, respectively. During the years ended 2020 and 2019, capitalized interest was zero and $9.6 million, respectively.

During the period from February 6 through December 31, 2021 and the period from January 1 through February 5, 2021, we recognized no impairment charges to our long-lived assets. During the years ended 2020 and 2019, we recognized a non-cash loss on impairment of $3.9 billion and $615.3 million, respectively, related to our long-lived assets. See “Note 7— Loss on Impairment” for additional information.

In preparation for Hurricane Ida in the US Gulf of Mexico, the Noble Globetrotter II successfully secured the well it was drilling and detached from the blowout preventer without incident. However, during transit, the lower marine riser package and a number of riser joints separated from the rig, and certain other damage occurred. Due to the environmental conditions, a number of crew members were treated for minor injuries and released from medical care. The Company has given force majeure notice to the customer of the Noble Globetrotter II in accordance with the governing drilling services contract. The Company has insurance coverage for property damage to rigs due to named storms in the US Gulf of Mexico with a $10.0 million deductible per

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

occurrence and a $50.0 million annual limit; however, our insurance policies may not adequately cover our losses and related claims, which could adversely affect our business. Timing differences are likely to exist between the damage costs, capital expenditures made to repair or restore properties and recognition and receipt of insurance proceeds reflected in the Company’s financial statements. The Company assessed the damage sustained on the Noble Globetrotter II, which resulted in $5.4 million of assets written off during the period from February 6 through December 31, 2021. We have received $7.5 million of insurance proceeds during the period from February 6 through December 31, 2021. The majority of the remaining charges are costs related to the equipment recovery efforts, inspection and repairs of the Noble Globetrotter II and are presented in “Hurricane losses and (recoveries), net” on the Consolidated Statement of Operations.

For the year ended December 31, 2020, we sold six rigs, which had a net book value of $17.1 million for total proceeds of $26.7 million, resulting in a gain of $8.9 million.

Note 7— Loss on Impairment

Asset Impairments

Consistent with our accounting policies discussed in “Note 1— Organization and Significant Accounting Policies,” we evaluate our property and equipment for impairment whenever there are changes in facts which suggest that the value of the asset is not recoverable. For the period from January 1, 2021 through February 5, 2021 and the period from February 6, 2021 through December 31, 2021, we did not identify any impairment triggers for our property and equipment.

During the first quarter of 2020, the pandemic and OPEC+ production level disagreements resulted in an unprecedented steep decline in the demand for oil and a substantial surplus of oil. We considered these events to be an impairment indicator and based on our assumptions and analysis, we impaired the carrying value of four floaters. For our impaired units, the carrying values were written down to scrap value and subsequently sold in late 2020.

During the fourth quarter of 2020, the combination of the growing commitments by many of our customers to a transition to cleaner energy options, and the prolonged impacts of the pandemic, the continued oversupply of offshore drilling units placed further downward pressure on global oil demand and on our industry, potentially lengthening what was already expected to be a slow recovery. We considered these events to be an impairment indicator and based on our assumptions and analysis, we impaired the carrying value of three floaters and nine jackups. We estimated the fair values of these units using a weighting between an income valuation approach and a market approach, utilizing significant unobservable inputs, representative of a Level 3 fair value measurement. Assumptions used in our assessment included, but were not limited to, future marketability of each unit in light of the current market conditions and its current technical specifications, timing of future contract awards and expected operating dayrates, operating costs, utilization rates, discount rates, capital expenditures, market values, weighting of market values, reactivation costs, estimated economic useful lives and, in certain cases, our belief that a drilling unit is no longer marketable and is unlikely to return to service in the near to medium term.

During the quarters ended March 31, 2020 and December 31, 2020, we recognized non-cash losses on impairment of $1.1 billion and $2.8 billion, respectively, related to certain rigs and related capital spares. If we experience prolonged unfavorable changes to current market conditions, reactivation costs or dayrates or if we are unable to secure new or extended contracts for our rigs, it is reasonably possible that the estimate of undiscounted cash flows may change in the near term, resulting in the need to write down the affected assets to

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

their corresponding estimated fair values. The impact of the current global economic turmoil on our customers’ and our business continues to be uncertain. During the year ended December 31, 2020, we recognized approximately $3.9 billion in impairment charges for seven floaters and nine jackups, and $24.0 million of impairment charges related to certain capital spare equipment.

Based upon our impairment analysis, we impaired the carrying values to their corresponding estimated fair values for two floaters, and certain capital spare equipment, which resulted in an impairment charge of approximately $615.3 million for the year ended December 31, 2019. During the year ended December 31, 2019, we recognized a $595.5 million impairment on the Noble Bully II, of which $265.0 million was attributable to our joint venture partner at the time of impairment. For our impaired units, we estimated the fair value of these units by applying the income valuation approach utilizing significant unobservable inputs, representative of a Level 3 fair value measurement. If we experience unfavorable changes to current market conditions, reactivation costs or dayrates, or we are unable to return cold stacked rigs to service in the anticipated time frame or if we are unable to secure new or extended contracts for our active rigs, it is reasonably possible that the estimate of undiscounted cash flows may change in the near term, resulting in the need to write down the affected assets to their corresponding estimated fair values.

Note 8— Debt

Post-emergence Debt

Senior Secured Revolving Credit Facility

On the Effective Date, Finco and Noble International Finance Company (“NIFCO”) entered into the Revolving Credit Agreement providing for the $675.0 million Revolving Credit Facility and cancelled all debt that existed immediately prior to the Effective Date. The Revolving Credit Facility matures on July 31, 2025. Subject to the satisfaction of certain conditions, Finco may from time to time designate one or more of Finco’s other wholly-owned subsidiaries as additional borrowers under the Revolving Credit Agreement (collectively with Finco and NIFCO, the “Borrowers”). As of the Effective Date, $177.5 million of loans were outstanding, and $8.8 million of letters of credit were issued, under the Revolving Credit Facility. As of December 31, 2021, we had no loans outstanding and $8.8 million of letters of credit issued under the Revolving Credit Facility and an additional $6.3 million in letters of credit and surety bonds issued under bilateral arrangements.

All obligations of the Borrowers under the Revolving Credit Agreement, certain cash management obligations and certain swap obligations are unconditionally guaranteed, on a joint and several basis, by Finco and certain of its direct and indirect subsidiaries (collectively with the Borrowers, the “Credit Parties”), including a guarantee by each Borrower of the obligations of each other Borrower under the Revolving Credit Agreement. All such obligations, including the guarantees of the Revolving Credit Facility, are secured by senior priority liens on substantially all assets of, and the equity interests in, each Credit Party, subject to certain exceptions and limitations described in the Revolving Credit Agreement. Neither Pacific Drilling Company LLC nor any of its current subsidiaries is a subsidiary guarantor of the Revolving Credit Facility, and none of their assets secure the Revolving Credit Facility. In addition, none of the Maersk Drilling assets will secure the Revolving Credit Facility upon the closing of the Business Combination.

The loans outstanding under the Revolving Credit Facility bear interest at a rate per annum equal to the applicable margin plus, at Finco’s option, either: (i) the reserve-adjusted LIBOR or (ii) a base rate, determined as the greatest of (x) the prime loan rate as published in the Wall Street Journal, (y) the federal funds effective rate

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

plus 1/2 of 1%, and (z) the reserve-adjusted one-month LIBOR plus 1%. The applicable margin is initially 4.75% per annum for LIBOR loans and 3.75% per annum for base rate loans and will be increased by 50 basis points after July 31, 2024, and may be increased by an additional 50 basis points under certain conditions described in the Revolving Credit Agreement.

The Borrowers are required to pay customary quarterly commitment fees and letter of credit and fronting fees.

Availability of borrowings under the Revolving Credit Agreement is subject to the satisfaction of certain conditions, including restrictions on borrowings if, after giving effect to any such borrowings and the application of the proceeds thereof, (i) the aggregate amount of Available Cash (as defined in the Revolving Credit Agreement) would exceed $100.0 million, (ii) the Consolidated First Lien Net Leverage Ratio (as defined in the Revolving Credit Agreement) would be greater than 5.50 to 1.00 and the aggregate principal amount outstanding under the Revolving Credit Facility would exceed $610.0 million, or (iii) the Asset Coverage Ratio (as described below) would be less than 2.00 to 1.00.

Mandatory prepayments and, under certain circumstances, commitment reductions are required under the Revolving Credit Facility in connection with (i) certain asset sales, asset swaps and events of loss (subject to reinvestment rights if no event of default exists) and (ii) certain debt issuances. Available Cash in excess of $150.0 million is also required to be applied periodically to prepay loans (without a commitment reduction). The loans under the Revolving Credit Facility may be voluntarily prepaid, and the commitments thereunder voluntarily terminated or reduced, by the Borrowers at any time without premium or penalty, other than customary breakage costs.

The Revolving Credit Agreement obligates Finco and its restricted subsidiaries to comply with the following financial maintenance covenants:

•	as of December 31, 2021, Adjusted EBITDA (as defined in the Revolving Credit Agreement) is not permitted to be lower than $25.0 million for the four fiscal quarter periods ending on December 31, 2021;

•

as of the last day of each fiscal quarter ending on or after March 31, 2022, the ratio of Adjusted EBITDA to Cash Interest Expense (as defined in the Revolving Credit Agreement) is not permitted to be less than (i) 2.00 to 1.00 for each four fiscal quarter period ending on or after March 31, 2022 until June 30, 2024, and (ii) 2.25 to 1.00 for each four fiscal quarter period ending thereafter; and

•

for each fiscal quarter ending on or after June 30, 2021, the ratio of (i) Asset Coverage Aggregate Rig Value (as defined in the Revolving Credit Agreement) to (ii) the aggregate principal amount of loans and letters of credit outstanding under the Revolving Credit Facility (the “Asset Coverage Ratio”) as of the last day of any such fiscal quarter is not permitted to be less than 2.00 to 1.00.

The Revolving Credit Facility contains affirmative and negative covenants, representations and warranties and events of default that the Company considers customary for facilities of this type.

Second Lien Notes Indenture

On the Effective Date, pursuant to the Backstop Commitment Agreement and in accordance with the Plan, Noble and Finco consummated the Rights Offering of Second Lien Notes and associated Ordinary Shares at an aggregate subscription price of $200.0 million.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

An aggregate principal amount of $216.0 million of Second Lien Notes was issued in the Rights Offering, which includes the aggregate subscription price of $200.0 million plus a backstop fee of $16.0 million which was paid in kind. The Second Lien Notes mature on February 15, 2028. The Second Lien Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured second-priority basis, by the direct and indirect subsidiaries of Finco that are Credit Parties under the Revolving Credit Facility. Neither Pacific Drilling Company LLC nor any of its current subsidiaries is a subsidiary guarantor of the Second Lien Notes, and none of their assets secure the Second Lien Notes. In addition, none of the Maersk Drilling assets will secure the Second Lien Notes upon the closing of the Business Combination.

The Second Lien Notes and such guarantees are secured by senior priority liens on the assets subject to liens securing the Revolving Credit Facility, including the equity interests in Finco and each guarantor of the Second Lien Notes, all of the rigs owned by the Company as of the Effective Date or acquired thereafter, certain assets related thereto, and substantially all other assets of Finco and such guarantors, in each case, subject to certain exceptions and limitations. Such collateral does not include any assets of, or equity interests in, Pacific Drilling or any of its current subsidiaries.

Interest on the Second Lien Notes accrues, at Finco’s option, at a rate of: (i) 11% per annum, payable in cash; (ii) 13% per annum, with 50% of such interest to be payable in cash and 50% of such interest to be payable by issuing additional Second Lien Notes (“PIK Notes”); or (iii) 15% per annum, with the entirety of such interest to be payable by issuing PIK Notes. Finco shall pay interest semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2021. For accrual purposes, we have assumed we will make the next interest payment in cash and have accrued at a rate of 11%; however, the actual interest election will be made no later than the record date for such interest payment.

On or after February 15, 2024, Finco may redeem all or part of the Second Lien Notes at fixed redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Finco may also redeem the Second Lien Notes, in whole or in part, at any time and from time to time on or before February 14, 2024 at a redemption price equal to 106% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date, plus a “make-whole” premium. Notwithstanding the foregoing, if a Change of Control (as defined in the Second Lien Notes Indenture) occurs prior to (but not including) February 15, 2024, then, within 120 days of such Change of Control, Finco may elect to purchase all remaining outstanding Second Lien Notes at a redemption price equal to 106% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.

The Second Lien Notes contain covenants and events of default that the Company considers customary for notes of this type.

Pre-emergence Debt

2017 Credit Facility

In December 2017, Noble Cayman Limited, a Cayman Islands company and a wholly-owned indirect subsidiary of Finco; Noble International Finance Company, a Cayman Islands company and a wholly-owned indirect subsidiary of Finco; and Noble Holding UK Limited, a company incorporated under the laws of England and Wales and a wholly-owned direct subsidiary of Legacy Noble (“NHUK”), as parent guarantor, entered into a senior unsecured credit agreement (as amended, the “2017 Credit Facility”). In July 2019, we executed a first amendment to our 2017 Credit Facility, which, among other things, reduced the maximum aggregate amount of commitments thereunder from $1.5 billion to $1.3 billion.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Prior to the filing of the Chapter 11 Cases, the 2017 Credit Facility was scheduled to mature in January 2023. Borrowings were available for working capital and other general corporate purposes. The 2017 Credit Facility provided for a letter of credit sub-facility in the amount of $15.0 million, with the ability to increase such amount up to $500.0 million with the approval of the lenders. The 2017 Credit Facility had provisions that varied the applicable interest rates for borrowings based upon our debt ratings. Borrowings under the 2017 Credit Facility bore interest at LIBOR plus an applicable margin. NHUK guaranteed the obligations of the borrowers under the 2017 Credit Facility. In addition, certain indirect subsidiaries of Legacy Noble that owned rigs were guarantors under the 2017 Credit Facility.

In April 2020, we borrowed $100.0 million under the 2017 Credit Facility to pay down our indebtedness under the Seller Loans (as defined herein) as further described below. At December 31, 2020, we had $545.0 million of borrowings outstanding under the 2017 Credit Facility. At December 31, 2020, we had $8.8 million of letters of credit issued under the 2017 Credit Facility and an additional $6.0 million in letters of credit and surety bonds issued under unsecured or cash collateralized bilateral arrangements.

The filing of the Chapter 11 Cases constituted events of default that accelerated the Company’s obligations under the indentures governing our outstanding senior notes and under our 2017 Credit Facility. In addition, the unpaid principal and interest due under our indentures and the 2017 Credit Facility became immediately due and payable. However, any efforts to enforce such payment obligations with respect to our senior notes and 2017 Credit Facility were automatically stayed as a result of the filing of the Chapter 11 Cases, and the creditors’ rights of enforcement were subject to the applicable provisions of the Bankruptcy Code. See “Note 1— Organization and Basis of Presentation” for additional information.

The Company had $545.0 million outstanding under the 2017 Credit Facility prior to the Effective Date. On the Effective Date, all outstanding obligations under the 2017 Credit Facility were terminated and the holders of claims under the 2017 Credit Facility had such obligations repaid using cash on hand, repaid using proceeds from the Rights Offering, or refinanced through the Revolving Credit Facility. On the Effective Date, all liens and security interests granted to secure such obligations were terminated and are of no further force and effect.

2015 Credit Facility

Effective January 2018, in connection with entering into the 2017 Credit Facility, we amended our $300.0 million senior unsecured credit facility that would have matured in January 2020 and was guaranteed by our indirect, wholly-owned subsidiaries, Noble Holding (US) LLC and Noble Holding International Limited (“NHIL”), a finance subsidiary of Finco, (as amended, the “2015 Credit Facility”). As a result of the 2015 Credit Facility’s reduction in the aggregate principal amount of commitments, we recognized a net loss of approximately $2.3 million in the year ended December 31, 2018. On December 20, 2019, we repaid $300.0 million of outstanding borrowings and terminated the 2015 Credit Facility.

Seller Loans

In February 2019, we purchased the Noble Joe Knight for $83.8 million with a $53.6 million seller-financed secured loan (the “2019 Seller Loan”). The 2019 Seller Loan had a term of four years and required a 5% principal payment at the end of the third year with the remaining 95% of the principal due at the end of the term. The 2019 Seller Loan bore a cash interest rate of 4.25% and the equivalent of a 1.25% interest rate paid-in-kind over the four-year term of the 2019 Seller Loan. Based on the terms of the 2019 Seller Loan, the 1.25% paid- in-kind interest rate was accelerated into the first year, resulting in an overall first year interest rate of 8.91%, of which only 4.25% was payable in cash. Thereafter, the paid-in-kind interest ended and the cash interest rate of 4.25% was payable for the remainder of the term.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

In September 2018, we purchased the Noble Johnny Whitstine for $93.8 million with a $60.0 million seller-financed secured loan (the “2018 Seller Loan” and, together with the 2019 Seller Loan, the “Seller Loans”). The 2018 Seller Loan had a term of four years and required a 5% principal payment at the end of the third year with the remaining 95% of the principal due at the end of the term. The 2018 Seller Loan bore a cash interest rate of 4.25% and the equivalent of a 1.25% interest rate paid-in-kind over the four-year term of the 2018 Seller Loan. Based on the terms of the 2018 Seller Loan, the 1.25% paid-in-kind interest rate was accelerated into the first year, resulting in an overall first year interest rate of 8.91%, of which only 4.25% was payable in cash. Thereafter, the paid-in-kind interest ended and the cash interest rate of 4.25% was payable for the remainder of the term.

Both of the Seller Loans were guaranteed by Finco and each was secured by a mortgage on the applicable rig and by the pledge of the shares of the applicable single-purpose entity that owned the relevant rig. Each Seller Loan contained a debt to total capitalization ratio requirement that such ratio not exceed 0.55 at the end of each fiscal quarter, a $300.0 million minimum liquidity financial covenant and an asset and revenue covenant substantially similar to the Guaranteed Notes, as well as other covenants and provisions customarily found in secured transactions, including a cross-default provision. Each Seller Loan required immediate repayment on the occurrence of certain events, including the termination of the drilling contract associated with the relevant rig or circumstances in connection with a material adverse effect.

In April 2020, the Company agreed with the lender under the Seller Loans to pay off 85% of the outstanding principal amount of the Seller Loans in exchange for a discount to the outstanding loan balance. On April 20, 2020, the Company made a payment of $48.1 million under the 2019 Seller Loan and $53.6 million under the 2018 Seller Loan, and, upon the lender’s receipt of such payment, interest ceased accruing, and the financial covenants set forth in the agreements relating to the Seller Loans ceased to apply. On July 20, 2020, at the conclusion of the 90-day period following the payment date, all outstanding amounts were reduced to zero, all security was released, and the Seller Loans were terminated.

As a result of the early repayment of the Seller Loans and the conclusion of the 90-day period following the payment date, we recognized gains of approximately and $17.3 million in the year ended December 31, 2020.

Senior Notes

In March 2019, we completed cash tender offers for our Senior Notes due 2020, Senior Notes due 2021, Senior Notes due 2022 and Senior Notes due 2024. Pursuant to such tender offers, we purchased $440.9 million aggregate principal amount of these senior notes for $400.0 million, plus accrued interest, using cash on hand and borrowings under the 2015 Credit Facility. As a result of these transactions, we recognized a net gain of approximately $31.3 million.

On the Effective Date, in accordance with the Plan, all outstanding obligations under our senior notes were cancelled and the indentures governing such obligations were cancelled, except to the limited extent expressly set forth in the Plan. See “Note 2— Chapter 11 Emergence” for additional information.

Fair Value of Debt

Fair value represents the amount at which an instrument could be exchanged in a current transaction between willing parties. The estimated fair value of our debt instruments was based on the quoted market prices for similar issues or on the current rates offered to us for debt of similar remaining maturities (Level 2

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

measurement). The carrying amount of the Revolving Credit Facility approximates fair value as the interest rate is variable and reflective of market rates. All remaining fair value disclosures are presented in “Note 15— Fair Value of Financial Instruments.”

The following table presents the carrying value, net of unamortized debt issuance costs and discounts or premiums, and the estimated fair value of our total debt, not including the effect of unamortized debt issuance costs, respectively:

	Successor December 31, 2021		Predecessor December 31, 2020 (1)
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Senior secured notes
11.000% Senior Notes due February 2028	$216,000	$236,792	$—	$—
Senior unsecured notes
4.900% Senior Notes due August 2020	$—	$—	$62,535	$1,366
4.625% Senior Notes due March 2021	—	—	79,936	1,596
3.950% Senior Notes due March 2022	—	—	21,213	354
7.750% Senior Notes due January 2024	—	—	397,025	7,925
7.950% Senior Notes due April 2025	—	—	450,000	8,348
7.875% Senior Notes due February 2026	—	—	750,000	301,935
6.200% Senior Notes due August 2040	—	—	393,596	7,966
6.050% Senior Notes due March 2041	—	—	395,002	7,327
5.250% Senior Notes due March 2042	—	—	483,619	9,701
8.950% Senior Notes due April 2045	—	—	400,000	7,420
Credit facility:
Senior Secured Revolving Credit Facility matures July 2025	—	—	—	—
2017 Credit Facility due to mature January 2023	—	—	545,000	545,000

Total debt	216,000	236,792	3,977,926	898,938

Less: Current maturities of long-term debt	—	—	—	—

Long-term debt	$216,000	$236,792	$—	$—

(1)	Includes write-off of applicable deferred financing cost and discounts of $45.5 million. See “Note 2— Chapter 11 Emergence” for additional information.

As discussed in “Note 1— Organization and Basis of Presentation,” from the Petition Date until the Effective Date, the Company operated as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with provisions of the Bankruptcy Code. Accordingly, all of our long-term debt obligations were presented as “Liabilities subject to compromise” on our Consolidated Balance Sheet at December 31, 2020.

On the Effective Date, in accordance with the Plan, all outstanding obligations under our senior notes were cancelled and the indentures governing such obligations were cancelled, except to the limited extent expressly set forth in the Plan. See “Note 2— Chapter 11 Emergence” for additional information.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Note 9— Equity

Share Capital

As of December 31, 2021, Noble had approximately 60.2 million shares outstanding and trading. As of December 31, 2020, Legacy Noble had approximately 251.1 million shares outstanding and trading. At Legacy Noble’s 2020 Annual General Meeting, Legacy Noble’s shareholders authorized its Board of Directors to increase share capital through the issuance of up to approximately 8.7 million ordinary shares (at then current nominal value of $0.01 per share). That authority to allot shares has expired on the Effective Date. Other than shares issued to Legacy Noble’s directors under the Noble Corporation 2017 Director Omnibus Plan, the authority was not used to allot shares during the period from January 1, 2021 through February 5, 2021 or the period from February 6, 2021 through December 31, 2021. Pursuant to the Memorandum of Association of Noble Corporation, the share capital of Noble is $6,000 divided into 500,000,000 ordinary shares of a par value of $0.00001 each and 100,000,000 shares of a par value of $0.00001, each of such class or classes having the rights as the Board may determine from time to time.

The payment of future dividends will depend on our results of operations, financial condition, cash requirements, future business prospects, contractual and indenture restrictions and other factors deemed relevant by our current Board of Directors.

In accordance with the Plan, all agreements, instruments and other documents evidencing, relating to or otherwise connected with any of Legacy Noble’s equity interests outstanding prior to the Effective Date, including all equity-based awards, were cancelled and all such equity interests have no further force or effect after the Effective Date. Pursuant to the Plan, the holders of Legacy Noble’s ordinary shares, par value $0.01 per share, outstanding prior to the Effective Date received their pro rata share of the Tranche 3 Warrants to acquire Ordinary Shares.

Warrants

At December 31, 2021, we had outstanding 8.3 million Tranche 1 Warrants, 8.3 million Tranche 2 Warrants and 2.8 million Tranche 3 Warrants. The Tranche 1 Warrants are exercisable for one Ordinary Share per warrant at an exercise price of $19.27 per warrant, the Tranche 2 Warrants are exercisable for one Ordinary Share per warrant at an exercise price of $23.13 per warrant and the Tranche 3 Warrants are exercisable for one Ordinary Share per warrant at an exercise price of $124.40 per warrant (in each case as may be adjusted from time to time pursuant to the applicable warrant agreement). The Tranche 1 Warrants and the Tranche 2 Warrants are exercisable until 5:00 p.m., Eastern time, on February 4, 2028 and the Tranche 3 Warrants are exercisable until 5:00 p.m., Eastern time, on February 4, 2026. The Tranche 1 Warrants and the Tranche 2 Warrants have Black-Scholes protections, including in the event of a Fundamental Transaction (as defined in the applicable warrant agreement). The Tranche 1 Warrants and the Tranche 2 Warrants also provide that while the Mandatory Exercise Condition (as defined in the applicable warrant agreement) set forth in the applicable warrant agreement has occurred and is continuing, Noble or the holders of Tranche 1 Warrants or Tranche 2 Warrants representing at least 20% of such tranche (the “Required Mandatory Exercise Warrantholders”) have the right and option (but not the obligation) to cause all or a portion of the warrants to be exercised on a cashless basis. In the case of Noble, under the Mandatory Exercise Condition, all of the Tranche 1 Warrants or the Tranche 2 Warrants (as applicable) would be exercised. In the case of the electing Required Mandatory Exercise Warrantholders, under the Mandatory Exercise Condition, all of their respective Tranche 1 Warrants or Tranche 2 Warrants (as applicable) would be exercised. Mandatory exercises entitle the holder of each warrant subject thereto to (i) the number of Ordinary Shares issuable upon exercise of such warrant on a cashless basis and (ii) an amount payable

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

in cash, Ordinary Shares or a combination thereof (in Noble’s sole discretion) equal to the Black-Scholes Value (as defined in the applicable warrant agreement) with respect to the number of Ordinary Shares withheld upon exercise of such warrant on a cashless basis. At December 31, 2021, the Mandatory Exercise Condition set forth in the warrant agreements for the Tranche 1 Warrants and the Tranche 2 Warrants was not satisfied.

Successor Share-Based Compensation Plans

Stock Plans

On February 18, 2021, the Company adopted the long-term incentive plan (the “Noble Incentive Plan”), which permits grants of options, stock appreciation rights, stock or stock unit awards or cash awards, any of which may be structured as a performance award, from time to time to employees and non-employee directors who are to be granted awards under the Noble Incentive Plan and authorized and reserved 7.7 million Ordinary Shares for equity incentive awards to be granted under such plan. At December 31, 2021, we had 7.7 million shares remaining available for grants to employees and non-employee directors.

Restricted Stock Units (“RSUs”)

We have awarded both Time Vested RSUs (“TVRSUs”) and Performance Vested RSUs (“PVRSUs”) under the Noble Incentive Plan. The TVRSUs generally vest over a three-year period. The number of PVRSUs which vest will depend on the degree of achievement of specified corporate performance criteria over a three-year performance period. These criteria consist of market and performance based criteria.

The TVRSUs are valued on the date of award at our underlying share price. The total compensation for units that ultimately vest is recognized over the service period. The shares and related nominal value are recorded when the RSU vests and additional paid-in capital is adjusted as the share-based compensation cost is recognized for financial reporting purposes.

In 2021, 40 percent of the TVRSUs granted to non-employee directors will be settled in cash and accounted for as liability awards, which were valued on the date of grant based on the estimated fair value of the Company’s share price. Under the fair value method for liability-classified awards, compensation expense is remeasured each reporting period at fair value based upon the closing price of the Company’s Ordinary Shares.

The market-based PVRSUs are valued on the date of grant based on the estimated fair value. Estimated fair value is determined based on numerous assumptions, including an estimate of the likelihood that our stock price performance will achieve the targeted thresholds and the expected forfeiture rate. The fair value is calculated using a Monte Carlo Simulation Model. The assumptions used to value the PVRSUs include historical volatility and risk-free interest rates over a time period commensurate with the remaining term prior to vesting, as follows for the respective grant dates:

	February 19, 2021	October 1, 2021	December 1, 2021
Valuation assumptions:
Expected volatility	50.0%	92.2%	95.1%
Expected dividend yield	—%	—%	—%
Risk-free interest rate	0.19%	0.33%	0.58%

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Additionally, similar assumptions were made for each of the companies included in the defined index and the peer group of companies in order to simulate the future outcome using the Monte Carlo Simulation Model.

A summary of the RSUs awarded for the period from February 6, 2021 through December 31, 2021 is as follows:

2021
Equity-classified TVRSU
Units awarded	1,735,843
Weighted-average share price at award date	$16.68
Weighted-average vesting period (years)	2.94
Liability-classified TVRSU
Units awarded	52,364
Weighted-average share price at award date	$16.76
Weighted-average vesting period (years)	2.81
PVRSU
Units awarded	1,457,842
Weighted-average share price at award date	$16.74
Three-year performance period ended December 31	2023
Weighted-average award date fair value	$20.82

During the period from February 6, 2021 through December 31, 2021, we awarded 78,546 shares equity-classified TVRSUs and 52,364 shares liability-classified TVRSUs to our non-employee directors.

A summary of the status of non-vested RSUs at December 31, 2021 and changes for the period from February 6, 2021 through December 31, 2021 is presented below:

	Equity-Classified TVRSUs Outstanding	Weighted Average Award-Date Fair Value	PVRSUs Outstanding (1)	Weighted Average Award-Date Fair Value
Non-vested RSUs at February 5, 2021 (Successor)	—	$—	—	$—
Awarded	1,735,843	16.68	1,457,842	20.82
Vested	—	—	—	—
Forfeited	(66,081)	16.44	—	—

Non-vested RSUs at December 31, 2021 (Successor)	1,669,762	$16.69	1,457,842	$20.82

(1)

For awards granted during 2021, the number of PVRSUs shown equals the shares that would vest if the “target” level of performance is achieved. The minimum number of units is zero and the “maximum” level of performance is 200 percent of the amounts shown.

During the period from February 6, 2021 through December 31, 2021, we granted 52,364 liability-classified TVRSUs at a weighted-average grant date fair value of $16.76, no units were vested during the period and no units were forfeited during the period. At December 31, 2021, we had 52,364 liability-classified TVRSUs outstanding with an associated total liability of $414.4 thousand.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

At December 31, 2021, there was $20.1 million of total unrecognized compensation cost related to the equity-classified TVRSUs, to be recognized over a remaining weighted-average period of 2.09 years. At December 31, 2021, there was $0.9 million of total unrecognized compensation cost related to the liability-classified TVRSUs, to be recognized over a remaining weighted-average period of 1.97 years.

At December 31, 2021, there was $22.1 million of total unrecognized compensation cost related to the PVRSUs, to be recognized over a remaining weighted-average period of 2.00 years. The total potential compensation for PVRSUs is recognized over the service period regardless of whether the performance thresholds are ultimately achieved.

Share-based amortization recognized during for the period from February 6, 2021 through December 31, 2021 related to all restricted stock totaled $16.5 million ($16.4 million net of income tax). During the period from February 6, 2021 through December 31, 2021, there was no capitalized share-based amortization.

Predecessor Share-Based Compensation Plans

All outstanding shares and equity awards of Legacy Noble were cancelled as a result of the Chapter 11 Cases.

Stock Plans

During 2015, Legacy Noble shareholders approved a new equity plan, the Noble Corporation plc 2015 Omnibus Incentive Plan (the “Legacy Noble Incentive Plan”), which permitted grants of options, stock appreciation rights, stock or stock unit awards or cash awards, any of which could be structured as a performance award, from time to time to employees who were to be granted awards under the Legacy Noble Incentive Plan. Neither consultants nor non-employee directors were eligible for awards under the Legacy Noble Incentive Plan. The Legacy Noble Incentive Plan replaced the Noble Corporation 1991 Stock Options and Restricted Stock Plan, as amended (the “1991 Plan”). The 1991 Plan was terminated, and equity awards were thereafter only made under the Legacy Noble Incentive Plan. Stock option awards previously granted under the 1991 Plan remained outstanding in accordance with their terms until being cancelled as a result of the Chapter 11 Cases.

During 2020 and 2019, the Legacy Noble Incentive Plan was restated and Legacy Noble shareholders approved amendments, primarily to increase the number of Legacy Noble ordinary shares available for issuance as long-term incentive compensation under the Legacy Noble Incentive Plan by 8.7 million, 5.8 million and 5.0 million shares, respectively. The maximum aggregate number of Legacy Noble ordinary shares that could be granted for any and all awards under the Legacy Noble Incentive Plan could not exceed 40.0 million shares.

During 2017, upon Legacy Noble shareholder approval, the Noble Corporation 2017 Director Omnibus Plan (the “Legacy Noble Director Plan”) replaced the previous plans that were terminated. Legacy equity awards to our non-employee directors were thereafter only made under the Legacy Noble Director Plan. No awards made under previous plans remained outstanding.

During 2019, Legacy Noble shareholders approved amendments to increase the number of Legacy Noble ordinary shares available for issuance under the Legacy Noble Director Plan by 0.9 million shares, bringing the maximum aggregate number of Legacy Noble ordinary shares that could be granted for any and all awards under the Legacy Noble Director Plan to 1.8 million shares.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Stock Options

Options had a term of 10 years, an exercise price equal to the fair market value of a share on the date of grant and generally would vest over a three-year period. A summary of the status of stock options granted under the 1991 Plan and the changes during the period ended on February 5, 2021, December 31, 2020 and December 31, 2019 are presented below:

	February 5, 2021		December 31, 2020		December 31, 2019
	Number of Shares Underlying Options	Weighted Average Exercise Price	Number of Shares Underlying Options	Weighted Average Exercise Price	Number of Shares Underlying Options	Weighted Average Exercise Price
Outstanding at beginning of period	556,155	$30.39	708,400	$30.90	1,103,242	$28.74
Expired or cancelled	(556,155)	30.39	(152,245)	32.78	(394,842)	24.85

Outstanding at end of period	—	—	556,155	30.39	708,400	30.90

Exercisable at end of period	—	$—	556,155	$30.39	708,400	$30.90

All outstanding options were cancelled as a result of the Chapter 11 Cases and there were no stock options outstanding at December 31, 2021.

The fair value of each option was estimated on the date of grant using a Black-Scholes pricing model. The expected term of options granted represented the period of time that the options were expected to be outstanding and was derived from historical exercise behavior, then current trends and values derived from lattice-based models. Expected volatilities were based on implied volatilities of traded options on our shares, historical volatility of our shares, and other factors. The expected dividend yield was based on historical yields on the date of grant. The risk-free rate was based on the US Treasury yield curve in effect at the time of grant.

There were no non-vested stock option balances at December 31, 2021 or any changes during the period from January 1, 2021 through February 5, 2021. No new stock options were granted during the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019. There was no compensation cost recognized during the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019 related to stock options.

Restricted Stock Units

We awarded both TVRSUs and PVRSUs under the Legacy Noble Incentive Plan. The TVRSUs generally vested over a three-year period. The number of PVRSUs which would vest depended on the degree of achievement of specified corporate performance criteria over a three-year performance period. Depending on the date the PVRSU was awarded, these criteria consisted of market based criteria or market and performance based criteria.

The TVRSUs were valued on the date of award at our underlying share price. The total compensation for units that ultimately vested was recognized over the service period. The shares and related nominal value were recorded when the RSUs vested and additional paid-in capital was adjusted as the share-based compensation cost was recognized for financial reporting purposes.

The market-based PVRSUs were valued on the date of grant based on the estimated fair value. Estimated fair value was determined based on numerous assumptions, including an estimate of the likelihood that our stock price performance would achieve the targeted thresholds and the expected forfeiture rate. The fair value was

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

calculated using a Monte Carlo Simulation Model. The assumptions used to value the PVRSUs included historical volatility and risk-free interest rates over a time period commensurate with the remaining term prior to vesting, as follows:

	2020	2019
Valuation assumptions:
Expected volatility	69.8%	59.6%
Expected dividend yield	—%	—%
Risk-free interest rate	1.40%	2.50%

Additionally, similar assumptions were made for each of the companies included in the defined index and the peer group of companies in order to simulate the future outcome using the Monte Carlo Simulation Model.

A summary of the RSUs awarded for each of the years ended 2020 and 2019 is as follows:

	2020	2019
TVRSU
Units awarded	5,559,678	4,639,119
Weighted-average share price at award date	$0.82	$3.02
Weighted-average vesting period (years)	3.0	3.0
PVRSU
Units awarded	2,696,774	1,623,399
Weighted-average share price at award date	$0.91	$3.13
Three-year performance period ended December 31	2022	2021
Weighted-average award date fair value	$1.14	$3.61

There were no RSUs granted during the period from January 1, 2021 through February 5, 2021.

During the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019, we awarded zero, 280,635 and 267,204 shares, respectively, to our non-employee directors.

A summary of the status of non-vested RSUs at February 5, 2021 and changes during the period from January 1 through February 5, 2021 is presented below:

	TVRSUs Outstanding	Weighted Average Award-Date Fair Value	PVRSUs Outstanding (1)	Weighted Average Award-Date Fair Value
Non-vested RSUs at January 1, 2021 (Predecessor)	2,362,500	$3.43	3,163,113	$3.22
Awarded	—	—	—	—
Vested	(61,050)	5.46	—	—
Forfeited or cancelled	(2,301,450)	3.37	(3,163,113)	3.22

Non-vested RSUs at February 5, 2021 (Predecessor)	—	$—	—	$—

(1)

For awards granted prior to 2019, the number of PVRSUs shown equals the shares that would vest if the “maximum” level of performance was achieved. The minimum number of shares was zero and the “target” level of performance was 50 percent of the amounts shown. For awards granted during 2020 and 2019, the number of PVRSUs shown equals the shares that would vest if the “target” level of performance was achieved. The minimum number of shares was zero and the “maximum” level of performance was 200 percent of the amounts shown.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The total award-date fair value of TVRSUs vested during the period from January 1 through February 5, 2021 was $0.3 million.

Share-based amortization recognized during the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019 related to all restricted stock totaled $0.7 million ($0.7 million net of income tax), $9.2 million ($8.6 million net of income tax) and $14.7 million ($14.1 million net of income tax), respectively. During the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019, capitalized share-based amortization was zero.

Liability-Classified Cash Incentive Awards

In 2020, the Company granted cash incentive awards that would vest over a three-year period and the final cash payment depended on the degree of achievement of specified corporate performance criteria over a three-year performance period. These criteria consisted of market based criteria or market and performance based criteria. These awards were valued on the date of grant based on the estimated fair value. Estimated fair value was determined based on numerous assumptions, including an estimate of the likelihood that our stock price performance would achieve the targeted thresholds and the expected forfeiture rate. The fair value was calculated using a Monte Carlo Simulation Model. The assumptions used to value the awards included historical volatility of 69.8% and a risk-free interest rate of 1.4% over a time period commensurate with the remaining term prior to vesting. Additionally, similar assumptions were made for each of the companies included in the defined index and the peer group of companies in order to simulate the future outcome using the Monte Carlo Simulation Model. During 2020, the remaining balance of the vested awards were cancelled and replaced as part of the 2020 Other Cash Award Plan.

Note 10— Accumulated Other Comprehensive Income (Loss)

The following table presents the changes in the accumulated balances for each component of “Accumulated other comprehensive income (loss)” during the period from February 6, 2021 to December 31, 2021, the period from January 1 through February 5, 2021 and the year ended December 31, 2020. All amounts within the tables are shown net of tax.

	Defined Benefit Pension Items (1)	Foreign Currency Items	Total
Balance at 12/31/2019 (Predecessor)	$(40,635)	$(17,754)	$(58,389)

Activity during period:
Other comprehensive loss before reclassifications	—	(521)	(521)
Amounts reclassified from AOCI	898	—	898

Net other comprehensive loss	898	(521)	377

Balance at 12/31/2020 (Predecessor)	$(39,737)	$(18,275)	$(58,012)

Activity during period:
Other comprehensive income before reclassifications	—	(116)	(116)
Amounts reclassified from AOCI	224	—	224

Net other comprehensive income (loss)	224	(116)	108

Cancellation of Predecessor equity	39,513	18,391	57,904

Balance at Balance at 2/5/2021 (Predecessor)	$—	$—	$—

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

	Defined Benefit Pension Items (1)	Foreign Currency Items	Total

Balance at Balance at 2/6/2021 (Successor)	$—	$—	$—

Activity during period:
Other comprehensive income before reclassifications	—	—	—
Amounts reclassified to AOCI	5,389	—	5,389

Net other comprehensive income	5,389	—	5,389

Balance at December 31, 2021	$5,389	$—	$5,389

(1)

Defined benefit pension items relate to actuarial changes and the amortization of prior service costs. Reclassifications from AOCI are recognized as expense on our Consolidated Statements of Operations through “Other income (expense).” See “Note 14— Employee Benefit Plans” for additional information.

Note 11— Revenue and Customers

Contract Balances

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Payment terms on invoiced amounts are typically 30 days. Current contract asset and liability balances are included in “Prepaid expenses and other current assets” and “Other current liabilities,” respectively, and noncurrent contract assets and liabilities are included in “Other assets” and “Other liabilities,” respectively, on our Consolidated Balance Sheets.

The following table provides information about contract assets and contract liabilities from contracts with customers:

	Successor December 31, 2021	Predecessor December 31, 2020
Current contract assets	$5,744	$10,687
Noncurrent contract assets	—	3,174

Total contract assets	5,744	13,861

Current contract liabilities (deferred revenue)	(18,403)	(34,990)
Noncurrent contract liabilities (deferred revenue)	(9,352)	(24,896)

Total contract liabilities	$(27,755)	$(59,886)

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Significant changes in the remaining performance obligation contract assets and the contract liabilities balances during the period from February 6, 2021 to December 31, 2021, the period from January 1 through February 5, 2021 and the year ended December 31, 2020. are as follows:

	Contract Assets	Contract Liabilities
Net balance at December 31, 2019 (Predecessor)	$30,800	$(65,055)
Amortization of deferred costs	(27,043)	—
Additions to deferred costs	10,104	—
Amortization of deferred revenue	—	57,915
Additions to deferred revenue	—	(52,746)

Total	(16,939)	5,169

Net balance at December 31, 2020 (Predecessor)	$13,861	$(59,886)

Amortization of deferred costs	(1,607)	—
Additions to deferred costs	432	—
Amortization of deferred revenue	—	4,142
Additions to deferred revenue	—	(25,479)
Fresh start accounting revaluation	(12,686)	72,936

Total	(13,861)	51,599

Net balance at 2/5/21 (Predecessor)	$—	$(8,287)

Net balance at 2/6/21 (Successor)	$—	$(8,287)
Amortization of deferred costs	(3,908)	—
Additions to deferred costs	9,652	—
Amortization of deferred revenue	—	13,729
Additions to deferred revenue	—	(33,197)

Total	5,744	(19,468)

Net balance at 12/31/2021 (Successor)	$5,744	$(27,755)

Contract Costs

Certain direct and incremental costs incurred for upfront preparation, initial rig mobilization and modifications are costs of fulfilling a contract and are recoverable. These recoverable costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract. Certain of our contracts include capital rig enhancements used to satisfy our performance obligations. These capital items are capitalized and depreciated in accordance with our existing property and equipment accounting policy.

Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. Costs incurred for rig modifications or upgrades required for a contract, which are considered to be capital improvements, are capitalized as drilling and other property and equipment and depreciated over the estimated useful life of the improvement.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Customer Contract Intangible Assets

Upon emergence from the Chapter 11 Cases, the Company recognized a fair value adjustment of $113.4 million related to intangible assets for certain favorable customer contracts. These intangible assets will be amortized as a reduction of contract drilling services revenue from the Effective Date through the remainder of the contracts, approximately 18 months and 32 months, respectively. As of December 31, 2021, the net carrying amount was $61.8 million, $113.4 million gross less $51.5 million accumulated amortization. The expected remaining amortization is as follows: $43.5 million and $18.4 million for the years ending December 31, 2022 and 2023, respectively. We assess the recoverability of the unamortized balance when indicators of impairment are present. Should the review indicate that the carrying value is not fully recoverable, the portion not fully recoverable would be recognized as an impairment loss.

We considered the events surrounding Hurricane Ida and the Noble Globetrotter II, including the associated force majeure notice and the need for the rig to go into the shipyard, to be a triggering event. After the Company’s review, we determined the carrying value of the related customer contract intangible was recoverable and no impairment loss was recognized.

Future Amortization of Deferred Revenue

The following table reflects revenue expected to be recognized in the future related to deferred revenue, by rig type, at the end of the reporting period:

	Year Ending December 31,
	2022	2023	2024	2025	2026 and beyond	Total
Floaters	$11,930	$9,323	$29	$—	$—	$21,282
Jackups	6,473	—	—	—	—	6,473

Total	$18,403	$9,323	$29	$—	$—	$27,755

The revenue included above consists of expected mobilization, demobilization, and upgrade revenue for unsatisfied performance obligations. The amounts are derived from the specific terms within drilling contracts that contain such provisions, and the expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract based on information known at December 31, 2021. The actual timing of recognition of such amounts may vary due to factors outside of our control. We have taken the optional exemption, permitted by accounting standards, to exclude disclosure of the estimated transaction price related to the variable portion of unsatisfied performance obligations at the end of the reporting period, as our transaction price is based on a single performance obligation consisting of a series of distinct hourly, or more frequent, periods, the variability of which will be resolved at the time of the future services.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Disaggregation of Revenue

The following table provides information about contract drilling revenue by rig types:

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Floaters	$482,283	$50,057	$491,407	$727,177
Jackups	225,848	23,994	417,829	518,881

Total	$708,131	$74,051	$909,236	$1,246,058

Note 12— Leases

Leases

We determine if an arrangement is a lease at inception. Our operating lease agreements are primarily for real estate, equipment, storage, dock space and automobiles and are included within “Other current liabilities,” “Other assets” and “Other liabilities,” on our Consolidated Balance Sheets. As discussed in “Note 1— Organization and Basis of Presentation,” in the 2020 Predecessor period, the Company operated as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with provisions of the Bankruptcy Code. Accordingly, all of the leases liabilities on the Debtor companies have been presented as “Liabilities subject to compromise” on our Consolidated Balance Sheet at December 31, 2020.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Certain of our lease agreements include options to extend or terminate the lease, which we do not include in our minimum lease terms unless management is reasonably certain to exercise and reasonably certain not to exercise, respectively.

Supplemental balance sheet information related to leases was as follows:

	Successor	Predecessor
	December 31, 2021	December 31, 2020
Operating Leases
Operating lease right-of-use assets	$17,066	$26,648
Current operating lease liabilities	3,923	1,942
Long-term operating lease liabilities (1)	13,166	4,969
Weighted average remaining lease term for operating leases (years)	6.25	7.8
Weighted average discounted rate for operating leases	9.5%	11.1%

(1)	$21.0 million of lease liabilities were classified as “Liabilities subject to compromise” on our Consolidated Balance Sheet at December 31, 2020.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The components of lease cost were as follows:

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020
Operating lease cost	$4,803	$365	$9,065
Short-term lease cost	634	(124)	2,893
Variable lease cost	412	(605)	1,265

Total lease cost	$5,849	$(364)	$13,223

Supplemental cash flow information related to leases was as follows:

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020
Operating cash flows used for operating leases	$5,568	$979	$9,614
Right-of-use assets obtained in exchange for a lease liability	9,647	—	1,217

Maturities of lease liabilities as of December 31, 2021 were as follows:

Operating Leases
2022	$5,245
2023	4,375
2024	4,252
2025	2,881
2026	2,523
Thereafter	4,332

Total lease payments	23,608
Less: Interest	(6,372)

Present value of lease liability	$17,236

Note 13— Income Taxes

Legacy Noble is a tax resident in the UK and, as such, is subject to UK corporation tax on its taxable profits and gains. Noble is incorporated in the Cayman Islands and therefore not subject to tax in any jurisdiction. With respect to Legacy Noble, a UK tax exemption is available in respect of qualifying dividends income and capital gains related to the sale of qualifying participations. We operate in various countries throughout the world, including the United States. The income or loss of the non-UK subsidiaries of Legacy Noble is not subject to UK corporation tax.

Consequently, we have taken account of the above exemption and provided for income taxes based on the laws and rates in effect in the countries in which operations are conducted, or in which we or our subsidiaries have a taxable presence for income tax purposes.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The components of the net deferred taxes are as follows:

	Successor 2021	Predecessor 2020
Deferred tax assets
United States
Net operating loss carry forwards	$3,485	$79,047
Disallowed interest deduction carryforwards	—	62,337
Deferred pension plan amounts	3,427	10,568
Accrued expenses not currently deductible	5,780	5,625
Other	121	3,178
Non-United States
Net operating loss carry forwards	1,013,281	47,187
Transition attribute	888,962	—
Tax credits carryover	23,849	—
Disallowed interest deduction carryforwards	13,625	13,625
Deferred pension plan amounts	—	558
Accrued expenses not currently deductible	170	—

Deferred tax assets	1,952,700	222,125
Less: valuation allowance	(1,899,092)	(191,835)

Net deferred tax assets	$53,608	$30,290

Deferred tax liabilities
United States
Excess of net book basis over remaining tax basis	$—	$(30,349)
Contract asset	(10,067)	—
Deferred revenue	(3,438)	—
Other	(1,116)	(1,796)
Non-United States
Excess of net book basis over remaining tax basis	(690)	(5,474)
Contract asset	(4,173)	—
Other	(1,912)	(1,272)

Deferred tax liabilities	(21,396)	(38,891)

Net deferred tax assets (liabilities)	$32,212	$(8,601)

Loss from continuing operations before income taxes consists of the following:

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
United States	$(47,686)	$1,878,637	$(2,150,591)	$(65,062)
Non-United States	150,033	(1,624,986)	(2,088,271)	(844,022)

Total	$102,347	$253,651	$(4,238,862)	$(909,084)

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The income tax provision (benefit) for continuing operations consists of the following:

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Current- United States	$(33,323)	$—	$(257,552)	$(34,726)
Current- Non-United States	67,952	922	23,474	14,011
Deferred- United States	(7,460)	(4,689)	(57,514)	(5,307)
Deferred- Non-United States	(26,804)	7,190	31,189	(12,518)

Total	$365	$3,423	$(260,403)	$(38,540)

The following is a reconciliation of our reserve for uncertain tax positions, excluding interest and penalties.

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Gross balance at beginning of period	$37,156	$37,721	$130,837	$161,256
Additions based on tax positions related to current year	26,463	1,347	20,266	934
Additions for tax positions of prior years	21,465	—	206	224
Reductions for tax positions of prior years	(12,331)	(5)	(109,330)	(28,542)
Expiration of statutes	(9,310)	(1,907)	(4,258)	(1,629)
Tax settlements	—	—	—	(1,406)

Gross balance at end of period	63,443	37,156	37,721	130,837
Related tax benefits	(384)	(384)	(384)	(400)

Net reserve at end of period	$63,059	$36,772	$37,337	$130,437

The liabilities related to our reserve for uncertain tax positions are comprised of the following:

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020
Reserve for uncertain tax positions, excluding interest and penalties	$63,059	$36,772	$37,337
Interest and penalties included in “Other liabilities”	11,930	5,273	5,164

Reserve for uncertain tax positions, including interest and penalties	$74,989	$42,045	$42,501

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

At December 31, 2021, the reserves for uncertain tax positions totaled $75.0 million. If a portion or all of the December 31, 2021 reserves are not realized, the provision for income taxes could be reduced by up to $53.6 million. At December 31, 2020, the reserves for uncertain tax positions totaled $42.5 million.

It is reasonably possible that our existing liabilities related to our reserve for uncertain tax positions may fluctuate in the next 12 months primarily due to the completion of open audits or the expiration of statutes of limitation.

We include, as a component of our “Income tax benefit (provision),” potential interest and penalties related to recognized tax contingencies within our global operations. Interest and penalties resulted in an income tax expense of $6.7 million and $0.1 million for the period from February 6, 2021 to December 31, 2021 and for the period from January 1 through February 5, 2021, respectively. Interest and penalties resulted in an income tax benefit of $24.1 million in 2020 and $3.0 million in 2019.

We recorded an income tax expense of $0.4 million and $3.4 million and income tax benefit $260.4 million during the period from February 6, 2021 to December 31, 2021, the period from January 1 through February 5, 2021 and the year ended December 31, 2020, respectively.

During the period from February 6, 2021 to December 31, 2021, our tax provision included tax benefits of $24.3 million related to US and non-US reserve releases, $12.6 million related to a US tax refund, $22.8 million related to deferred tax assets previously not recognized, $1.9 million related to recognition of a non-US refund claim and $1.2 million related primarily to deferred tax adjustments. Such tax benefits were offset by tax expenses of $21.2 million related to various recurring items primarily comprised of Guyana withholding tax on gross revenue and $42.0 million related to non-US tax reserves.

During the period from January 1 through February 5, 2021, our income tax provision included a tax benefit of $1.7 million related to non-US reserve release and tax expense of $2.5 million related to fresh start and reorganization adjustment, and other recurring tax expenses of approximately $2.6 million.

During the year ended December 31, 2020, our tax benefit included the tax effect from asset impairments of $99.7 million, the tax impact of the application of the CARES Act of $39.0 million, a non-US reserve release due to a statute expiration of $4.6 million, a reduction of US tax reserves of $111.9 million, and the tax benefits of an internal restructuring net of resulting adjustment to the valuation allowance of $17.9 million and other recurring tax benefits of approximately $47.3 million. These tax benefits were partially offset by a 2019 US return-to-provision adjustment and resulting adjustment to the valuation allowance of $21.2 million, an increase in UK valuation allowance of $31.1 million, and an increase in non-US tax reserves of $7.8 million.

Our gross deferred tax asset balance at year-end reflects the application of our income tax accounting policies and is based on management’s estimates, judgments and assumptions regarding realizability. If it is more likely than not that a portion of the deferred tax assets will not be realized in a future period, the deferred tax assets will be reduced by a valuation allowance based on management’s estimates. During 2021, our deferred tax asset balance after consideration of valuation allowances increased $23.3 million due primarily to increases related to new realizable deferred tax assets in Switzerland and Luxembourg, additional deferred tax assets in Nigeria as a result of the Pacific Drilling acquisition, and additional deferred taxes in the US as a result of fresh start adjustments. Such increases were partially offset by decreases related to the write-off of deferred tax assets in the US as a result of an internal restructuring effected by the Company at Emergence.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

During the period ending December 31, 2021, we recognized deferred tax benefits of $22.8 million out of the total available tax benefits of $1.8 billion related to tax attributes available in Switzerland and Luxembourg. The available tax benefits in Switzerland are related to transition attributes created by a tax ruling we obtained in December 2021. These tax benefits are scheduled to expire by 2036. The available tax benefits in Luxembourg are related to net operating losses generated in years prior to 2021 by Pacific Drilling. Most of these tax losses are scheduled to expire between 2035 and 2038; however, a portion of the tax losses has no expiration date.

In deriving the $22.8 million in tax benefits being recognized, we relied on sources of income attributable to the reversal of taxable temporary differences in the same periods as the relevant tax attributes and projected taxable income for the period covered by our relevant existing drilling contracts. Given the mobile nature of our assets, we are not able to reasonably forecast the jurisdiction of our taxable income from future drilling contracts. We also have limited objective positive evidence in historical periods for Switzerland and Luxembourg. Accordingly, in determining the amount of deferred tax benefits to recognize related to our Switzerland and Luxembourg rig-owning entities, we did not consider projected book income beyond the conclusion of existing drilling contracts with the exception of interest income projected to be generated over a finite period beyond the conclusion of the relevant existing drilling contracts. As new drilling contracts are executed, we will reassess the amount of deferred tax assets in Switzerland and Luxembourg that are realizable. Finally, once we have established sufficient objective positive evidence in Switzerland and Luxembourg for historical periods, we may consider reliance on forecasted taxable income from future drilling contracts.

We conduct business globally and, as a result, we file numerous income tax returns in the US and in non-US jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including in jurisdictions such as Brazil, Brunei, Bulgaria, Canada, Cyprus, Egypt, Ghana, Guyana, Hungary, Malta, Mexico, Nigeria, Norway, Saudi Arabia, Argentina, Australia, Denmark, Gabon, Luxembourg, Malaysia, Morocco, Myanmar, the Netherlands, Oman, Qatar, Tanzania, Timor-Leste, Singapore, Suriname, Switzerland, the United Kingdom and the United States. We are no longer subject to US Federal income tax examinations for years before 2018 and non-US income tax examinations for years before 2007.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Legacy Noble conducted substantially all of its business through Finco and its subsidiaries in the pre-emergence period and Noble conducted substantially all of its business through Finco and its subsidiaries in the post-emergence period. In the pre-emergence period, the income or loss of our non-UK subsidiaries is not subject to UK income tax. Earnings are taxable in the United Kingdom at the UK statutory rate of 19 percent. In the post-emergence period, Noble is incorporated in the Cayman Islands and therefore not subject to tax in any jurisdiction. A reconciliation of tax rates outside of the United Kingdom for the pre-emergence period and the Cayman Islands for the post-emergence period to our Noble effective rate for continuing operations is shown below:

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Effect of:
Tax rates which are different than the Cayman Islands (Successor) and UK (Predecessor) rates	22.6%	0.5%	0.4%	4.3%
Tax impact of asset impairment and disposition	—%	—%	4.5%	0.3%
Tax impact of restructuring	—%	1.0%	2.1%	(4.1)%
Tax impact of the tax regulation change	—%	—%	0.9%	—%
Tax impact of valuation allowance	(25.2)%	—%	(4.3)%	0.5%
Resolution of (reserve for) tax authority audits	2.9%	(0.2)%	2.5%	3.2%

Total	0.3%	1.3%	6.1%	4.2%

At December 31, 2021, the Company asserts that its unremitted earnings and/or book/tax outside basis differences in certain of its subsidiaries are either permanently reinvested or are not expected to result in a material taxable event in the foreseeable future. Therefore, no material deferred taxes have been recorded related to such earnings and/or investments.

Certain of the restructuring transactions effected by the Company in connection with the Plan have a material impact on the Company. For example, cancellation of indebtedness income from such restructuring transaction has significantly reduced the Company’s US tax attributes, including but not limited to NOL carryforwards. Further, the Plan was approved by the Bankruptcy Court on November 20, 2020. As a result, on the Effective Date, the Company experienced an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), which subjects certain remaining tax attributes to an annual limitation under Section 382 of the Code.

Note 14— Employee Benefit Plans

Defined Benefit Plans

Noble Drilling (Land Support) Limited, an indirect, wholly-owned subsidiary of Noble (“NDLS”), maintains a pension plan that covers all of its salaried, non-union employees, whose most recent date of employment is prior to April 1, 2014 (referred to as our “non-US plan”).

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

In addition to the non-US plan discussed above, we have a US noncontributory defined benefit pension plan that covers certain salaried employees and a US noncontributory defined benefit pension plan that covers certain hourly employees, whose initial date of employment is prior to August 1, 2004 (collectively referred to as our “qualified US plans”). These plans are governed by the Noble Drilling Employees’ Retirement Trust (the “Trust”). The benefits from these plans are based primarily on years of service and, for the salaried plan, employees’ compensation near retirement. These plans are designed to qualify under the Employee Retirement Income Security Act of 1974 (“ERISA”), and our funding policy is consistent with funding requirements of ERISA and other applicable laws and regulations. We make cash contributions, or utilize credits available to us, for the qualified US plans when required. The benefit amount that can be covered by the qualified US plans is limited under ERISA and the Internal Revenue Code of 1986. Therefore, we maintain an unfunded, nonqualified excess benefit plan designed to maintain benefits for specified employees at the formula level in the qualified salaried US plan. We refer to the qualified US plans and the excess benefit plan collectively as the “US plans.”

During the fourth quarter of 2016, we approved amendments, effective as of December 31, 2016, to our non-US and US defined benefit plans. With these amendments, employees and alternate payees will accrue no future benefits under the plans after December 31, 2016. However, these amendments will not affect any benefits earned through that date.

A reconciliation of the changes in projected benefit obligations (“PBO”) for our non-US and US plans is as follows:

	Successor		Predecessor
	Period From February 6, 2021 through December 31, 2021		Period From January 1, 2021 through February 5, 2021		Year Ended December 31, 2020
	Non-US	US	Non-US	US	Non-US	US
Benefit obligation at beginning of period	$63,729	$256,417	$67,943	$266,090	$62,485	$240,249
Interest cost	1,228	5,993	97	615	1,877	7,567
Actuarial loss (gain)	1,548	(6,465)	(4,366)	(6,491)	7,190	28,266
Plan amendments	—	—	—	—	104	—
Benefits paid	(2,456)	(7,199)	(138)	(1,515)	(2,261)	(8,024)
Settlements and curtailments	—	(5,208)	—	(2,282)	(3,751)	(1,968)
Foreign exchange rate changes	(983)	—	193	—	2,299	—

Benefit obligation at end of period	$63,066	$243,538	$63,729	$256,417	$67,943	$266,090

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

A reconciliation of the changes in fair value of plan assets is as follows:

	Successor		Predecessor
	Period From February 6, 2021 through December 31, 2021		Period From January 1, 2021 through February 5, 2021		Year Ended December 31, 2020
	Non-US	US	Non-US	US	Non-US	US
Fair value of plan assets at beginning of period	$79,146	$221,743	$83,808	$222,417	$76,429	$194,160
Actual return on plan assets	2,998	12,254	(4,763)	838	8,741	36,247
Employer contributions	—	5,240	—	2,285	—	2,002
Benefits paid	(2,456)	(7,199)	(138)	(1,515)	(2,261)	(8,024)
Settlement and curtailment	—	(5,208)	—	(2,282)	(3,751)	(1,968)
Foreign exchange rate changes	(1,223)	—	239	—	4,650	—

Fair value of plan assets at end of period	$78,465	$226,830	$79,146	$221,743	$83,808	$222,417

The funded status of the plans is as follows:

	Successor Year Ended December 31,		Predecessor Year Ended December 31,
	2021		2020
	Non-US	US	Non-US	US
Funded status	$15,399	$(16,708)	$15,865	$(43,673)

Amounts recognized in the Consolidated Balance Sheets consist of:

	Successor Year Ended December 31,		Predecessor Year Ended December 31,
	2021		2020
	Non-US	US	Non-US	US
Other assets (noncurrent)	$15,399	$971	$15,865	$—
Other liabilities (current)	—	(67)	—	(8,169)
Other liabilities (noncurrent)	—	(17,612)	—	(35,504)

Net amount recognized	$15,399	$(16,708)	$15,865	$(43,673)

Amounts recognized in AOCI consist of:

	Successor		Predecessor
	As of December 31, 2021		As of December 31, 2020
	Non-US	US	Non-US	US
Net actuarial (gain) loss	$(369)	$(6,496)	$3,108	$47,094
Deferred income tax asset (liability)	112	1,364	(558)	(9,890)

Accumulated other comprehensive income (loss)	$(257)	$(5,132)	$2,550	$37,204

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Pension costs include the following components:

	Successor		Predecessor
	Period From February 6, 2021 through December 31, 2021		Period From January 1, 2021 through February 5, 2021		Year Ended December 31,
					2020		2019
	Non-US	US	Non-US	US	Non-US	US	Non-US	US
Service cost	$—	$—	$—	$—	$—	$—	$—	$—
Interest cost	1,228	5,993	97	615	1,877	7,567	1,814	8,711
Return on plan assets	(845)	(11,648)	(85)	(1,239)	(1,649)	(11,676)	(2,471)	(10,313)
Amortization of prior service cost	—	—	1	—	10	—	10	—
Recognized net actuarial loss	—	—	—	281	—	2,866	—	2,771
Settlement and curtailment gains	—	(575)	—	301	9	154	—	(37)

Net pension benefit cost (gain)	$383	$(6,230)	$13	$(42)	$247	$(1,089)	$(647)	$1,132

There is zero and zero estimated net actuarial losses and prior service costs for the non-US plan and the US plans, respectively, that will be amortized from AOCI into net periodic pension cost in 2022.

During the years ended December 31, 2021, 2020 and 2019, we adopted the Retirement Plan (“RP”) mortality tables with the Mortality Projection (“MP”) scale as issued by the Society of Actuaries for each of the respective years. The RP 2021, 2020 and 2019 mortality tables represent the new standard for defined benefit mortality assumptions due to adjusted life expectancies. The adoption of the updated mortality tables and the mortality improvement scales increased our pension liability on our US plans by approximately $0.7 million as of December 31, 2021 and decreased our pension liability by approximately $1.7 million and $2.1 million as of December 31, 2020 and 2019.

During the fourth quarter of 2018, the UK High Court made a judgement confirming that UK pension schemes are required to equalize male and female members’ benefits for the effect of guaranteed minimum pensions (GMP). We have accounted for the impact of the GMP equalization as a plan amendment to our non-US plan, and the impact is included as a prior service cost as of December 31, 2020, which will be amortized over the average life expectancy of the members at that date.

Defined Benefit Plans—Disaggregated Plan Information

Disaggregated information regarding our non-US and US plans is summarized below:

	Successor Years Ended December 31,		Predecessor Years Ended December 31,
	2021		2020
	Non-US	US	Non-US	US
Projected benefit obligation	$63,066	$243,538	$67,943	$266,090
Accumulated benefit obligation	63,066	243,538	67,943	266,090
Fair value of plan assets	78,465	226,830	83,808	222,417

The following table provides information related to those plans in which the PBO exceeded the fair value of the plan assets at December 31, 2021 and 2020. The PBO is the actuarially computed present value of earned

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

benefits based on service to date and includes the estimated effect of any future salary increases. Employees and alternate payees have no longer accrued future benefits under the plans since December 31, 2017.

	Successor Years Ended December 31,		Predecessor Years Ended December 31,
	2021		2020
	Non-US	US	Non-US	US
Projected benefit obligation	$—	$207,059	$—	$266,090
Fair value of plan assets	—	189,382	—	222,417

The PBO for the unfunded excess benefit plan was $1.5 million at December 31, 2021 as compared to $9.7 million in 2020, and is included under “US” in the above tables.

The following table provides information related to those plans in which the accumulated benefit obligation (“ABO”) exceeded the fair value of plan assets at December 31, 2021 and 2020. The ABO is the actuarially computed present value of earned benefits based on service to date, but differs from the PBO in that it is based on current salary levels. Employees and alternate payees have no longer accrued future benefits under the plans since December 31, 2016.

	Successor Years Ended December 31,		Predecessor Years Ended December 31,
	2021		2020
	Non-US	US	Non-US	US
Accumulated benefit obligation	$—	$207,059	$—	$266,090
Fair value of plan assets	—	189,382	—	222,417

The ABO for the unfunded excess benefit plan was $1.5 million at December 31, 2021 as compared to $9.7 million in 2020, and is included under “US” in the above tables.

Defined Benefit Plans—Key Assumptions

The key assumptions for the plans are summarized below:

	Successor		Predecessor
	Period From February 6, 2021 through December 31, 2021		Period From January 1, 2021 through February 5, 2021		Year Ended December 31, 2020
	Non-US	US	Non-US	US	Non-US	US
Weighted-average assumptions used to determine benefit obligations:
Discount Rate	1.80%	2.63% - 2.89%	1.80%	1.92% - 2.77%	1.40%	1.82% - 2.60%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Years Ended December 31,
			2020	2019
	Non-US	Non-US	Non-US	Non-US
Weighted-average assumptions used to determine periodic benefit cost:
Discount Rate	1.80%	1.80%	2.10%	2.90%
Expected long-term return on assets	1.20%	1.20%	2.90%	3.70%
Rate of compensation increase	N/A	N/A	N/A	N/A

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Years Ended December 31,
			2020	2019
	US	US	US	US
Weighted-average assumptions used to determine periodic benefit cost:
Discount Rate	1.92% - 2.77%	1.82% - 2.60%	2.56% - 3.32%	3.65% - 4.29%
Expected long-term return on assets	5.00% - 5.80%	5.10% - 6.10%	5.40% - 6.30%	5.40% - 6.50%
Rate of compensation increase	N/A	N/A	N/A	N/A

The discount rates used to calculate the net present value of future benefit obligations for our US plans is based on the average of current rates earned on long-term bonds that receive a Moody’s rating of “Aa” or better. We have determined that the timing and amount of expected cash outflows on our plans reasonably match this index. For our non-US plan, the discount rate used to calculate the net present value of future benefit obligations is determined by using a yield curve of high quality bond portfolios with an average maturity approximating that of the liabilities.

In developing the expected long-term rate of return on assets, we considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets for the portfolio. To assist us with this analysis, we employ third-party consultants for our US and non-US plans that use a portfolio return model.

Defined Benefit Plans—Plan Assets

Non-US Plan

As of December 31, 2021, the NDLS pension Scheme targets an asset allocation of 20.0% return-seeking securities (growth) and 80.0% in debt securities (matching) and adopts a de-risking strategy whereby the level of investment risk reduces as the Scheme’s funding level improves. The overall investment objective of the Scheme, as adopted by the Scheme’s Trustees, is to reach a fully funded position on the agreed de-risking basis of gilts - 0.20% per annum. The objectives within the Scheme’s overall investment strategy is to outperform the cash + 4% per annum long term objective for growth assets and to sufficiently hedge interest rate and inflation

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

risk within the matching portfolio in relation to the Scheme’s liabilities. By achieving these objectives, the Trustees believe the Scheme will be able to avoid significant volatility in the contribution rate and provide sufficient assets to cover the Scheme’s benefit obligations. To achieve this the Trustees have given Mercer, the appointed investment manager, full discretion in the day-to-day management of the Scheme’s assets and implementation of the de-risking strategy, who in turn invests in multiple underlying investment managers where appropriate. The Trustees meet with Mercer periodically to review and discuss their investment performance.

The actual fair values of the non-US plan are as follows:

Successor:	As of December 31, 2021
		Estimated Fair Value Measurements
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$938	$938	$—	$—
Equity securities:
International companies	10,546	10,546	—	—
Fixed income securities:
Corporate bonds	66,981	66,981	—	—

Total	$78,465	$78,465	$—	$—

Predecessor:	As of December 31, 2020
		Estimated Fair Value Measurements
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$5,405	$5,405	$—	$—
Equity securities:
International companies	4,179	4,179	—	—
Fixed income securities:
Corporate bonds	72,407	72,407	—	—
Other	1,817	1,817	—	—

Total	$83,808	$83,808	$—	$—

US Plans

The fundamental objective of the US plan is to provide the capital assets necessary to meet the financial obligations made to plan participants. In order to meet this objective, the Investment Policy Statement depicts how the investment assets of the plan are to be managed in accordance with the overall target asset allocation of approximately 38.9% equity securities, 59.9% fixed income securities, and 1.2% in cash and equivalents. The target asset allocation is intended to generate sufficient capital to meet plan obligations and provide a portfolio rate of return equal to or greater than the return realized using appropriate blended, market benchmark over a full market cycle (usually a five to seven year time period). Actual allocations may deviate from the target range, however any deviation from the target range of asset allocations must be approved by the Trust’s governing committee.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

For investments in mutual funds, the assets of the Trust are subject to the guidelines and limits imposed by such mutual fund’s prospectus and the other governing documentation at the fund level.

No shares of Noble were included in equity securities at either December 31, 2021 or 2020.

The actual fair values of US plan assets are as follows:

Successor:	As of December 31, 2021
		Estimated Fair Value Measurements
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$3,718	$3,718	$—	$—
Equity securities:
United States	86,237	—	86,237	—
Fixed income securities:
Corporate bonds	103,504	100,342	3,162	—
Treasury bonds	33,371	33,371	—	—

Total	$226,830	$137,431	$89,399	$—

Predecessor:	As of December 31, 2020
		Estimated Fair Value Measurements
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$1,727	$1,727	$—	$—
Equity securities:
United States	78,019	32,387	45,632	—
International	32,310	32,310	—	—
Fixed income securities:
Corporate bonds	83,645	82,669	976	—
Treasury bonds	26,716	26,716	—	—

Total	$222,417	$175,809	$46,608	$—

Defined Benefit Plans—Cash Flows

During the period from January 1, 2021 to February 5, 20201 and the period from February 6, 2021 to December 31, 2021, we made no contributions to our non-US plan. During the period from January 1, 2021 to February 5, 20201 and the period from February 6, 2021 to December 31, 2021, we made contributions of $2.3 million and $5.2 million, respectively, to our US plans. In 2020, we made no contributions to our non-US plan and contributions of $2.0 million to our US plans. In 2019, we made no contributions to our non-US plan and contributions of $1.3 million to our US plans. We expect our aggregate minimum contributions to our non-US and US plans in 2022, subject to applicable law, to be zero and $0.1 million, respectively. We continue to monitor and evaluate funding options based upon market conditions and may increase contributions at our discretion.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The following table summarizes our estimated benefit payments at December 31, 2021:

		Payments by Period
	Total	2022	2023	2024	2025	2026	Thereafter
Estimated benefit payments
Non-US plans	$30,302	$2,514	$2,616	$2,723	$2,835	$2,951	$16,663
US plans	110,107	9,710	10,190	10,397	10,844	11,059	57,907

Total estimated benefit payments	$140,409	$12,224	$12,806	$13,120	$13,679	$14,010	$74,570

Other Benefit Plans

We sponsor a 401(k) Restoration Plan, which is a nonqualified, unfunded employee benefit plan under which specified employees may elect to defer compensation in excess of amounts deferrable under our 401(k) savings plan. The 401(k) Restoration Plan has no assets, and amounts withheld for the 401(k) Restoration Plan are kept by us for general corporate purposes. The investments selected by employees and associated returns are tracked on a phantom basis. Accordingly, we have a liability to the employee for amounts originally withheld plus phantom investment income or less phantom investment losses. We are at risk for phantom investment income and, conversely, benefit should phantom investment losses occur. At December 31, 2021 and 2020, our liability for the 401(k) Restoration Plan was $2.8 million and $7.8 million, respectively, and is included in “Accrued payroll and related costs.” The primary reason for the decrease is due to benefits paid during the calendar year 2021. Subsequent to December 31, 2021, the board has approved the termination of the 401(k) Restoration Plan and distribution of benefits is expected to occur within the next 12 months.

In 2005, we enacted a profit sharing plan, the Noble Drilling Services Inc. Profit Sharing Plan, which covers eligible employees, as defined in the plan. Participants in the plan become fully vested in the plan after three years of service. We sponsor other retirement, health and welfare plans and a 401(k) savings plan for the benefit of our employees. On January 1, 2019, the 401(k) savings plan and the profit sharing plan were merged into the Noble Drilling Services Inc. 401(k) and Profit Sharing Plan.

Profit sharing contributions are discretionary, require Board of Directors approval and are made in the form of cash. Contributions recorded related to this plan totaled zero, zero, $2.4 million and $2.4 million, respectively, for the period from February 6, 2021 to December 31, 2021, the period from January 1 through February 5, 2021 and the years end December 31, 2020 and 2019. The cost of maintaining these plans for continuing operations aggregated approximately $29.8 million, $1.6 million, $24.9 million and $28.1 million for the period from February 6, 2021 to December 31, 2021, the period from January 1 through February 5, 2021 and the years ended December 31, 2020 and 2019, respectively. We do not provide post-retirement benefits (other than pensions) or any post-employment benefits to our employees.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Note 15— Fair Value of Financial Instruments

The following tables present the carrying amount and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	12/31/2021 (Successor)
		Estimated Fair Value Measurements
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets -
Marketable securities	$7,645	$7,645	$—	$—

	12/31/2020 (Predecessor)
		Estimated Fair Value Measurements
	Carrying Amount	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets -
Marketable securities	$12,326	$12,326	$—	$—

Our cash and cash equivalents, and restricted cash, accounts receivable, marketable securities and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.

Note 16— Commitments and Contingencies

Tax matters

In June 2021, the IRS completed its limited scope examination in relation to our CARES Act refund claim and did not propose any adjustments to the taxable years ended December 31, 2012, 2013, 2014, 2018 and 2019. In June 2021, the IRS completed its audit of taxable year 2009 in relation to our foreign tax credit refund claim. No other taxable years are currently under audit in the US. We believe that we have accurately reported all amounts in our returns.

Audit claims of approximately $618.0 million attributable to income and other business taxes were assessed against Noble entities in Mexico related to tax years 2007, 2009 and 2010, in Australia related to tax years 2013 to 2016, in Guyana related to tax years 2019 and 2020 in Saudi Arabia related to tax years 2015 to 2019 and against Pacific Drilling entities in Nigeria related to tax years 2010 to 2018. We intend to vigorously defend our reported positions and currently believe the ultimate resolution of the audit claims will not have a material adverse effect on our consolidated financial statements.

We operate in a number of countries throughout the world and our tax returns filed in those jurisdictions are subject to review and examination by tax authorities within those jurisdictions. We recognize uncertain tax positions that we believe have a greater than 50 percent likelihood of being sustained upon challenge by a tax authority. We cannot predict or provide assurance as to the ultimate outcome of any existing or future assessments.

Hurricane Ida Personal Injury Claims

We have had 14 employees and third parties that were onboard the Noble Globetrotter II during Hurricane Ida file suit in Texas and Louisiana state district courts against certain of our subsidiaries seeking damages

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

related to physical and emotional harm suffered as a result of the incident. See “Note 6— Property and Equipment” for additional information regarding the incident. We have received letters of representation from a number of other potential plaintiffs, and more suits may be brought with respect to the incident. We are in the early stages of litigation. We intend to defend ourselves vigorously against these claims although there is inherent risk in litigation, and we cannot provide assurance as to the outcome of this lawsuit. We have insurance for such claims with a deductible of $5.0 million.

Other contingencies

Legacy Noble had entered into agreements with certain of our executive officers, as well as certain other employees. These agreements were effective upon a change of control of Noble (within the meaning set forth in the agreements) or a termination of employment in connection with or in anticipation of a change of control and remained effective for three years thereafter. These agreements provided for compensation and certain other benefits under such circumstances. On the Effective Date of our emergence from the Chapter 11 Cases, the Legacy Noble agreements were superseded by new employment agreements.

We are a defendant in certain other claims and litigation arising out of operations in the ordinary course of business, including personal injury claims, the resolution of which, in the opinion of management, will not be material to our financial position, results of operations or cash flows. There is inherent risk in any litigation or dispute and no assurance can be given as to the outcome of these claims.

Note 17—  Segment and Related Information

We report our contract drilling operations as a single reportable segment, Contract Drilling Services, which reflects how we manage our business. The mobile offshore drilling units comprising our offshore rig fleet operate in a global market for contract drilling services and are often redeployed to different regions due to changing demands of our customers, which consist primarily of large, integrated, independent and government-owned or controlled oil and gas companies throughout the world. As of December 31, 2021, our contract drilling services segment conducts contract drilling operations in Far East Asia, the Middle East, the North Sea, Oceania, South America and the US Gulf of Mexico. Included in our long-lived assets balance below is our property and equipment and right-of-use assets. We used the geographic location of each drilling rig for our property and equipment or operating lease for our right- of-use assets, as of December 31, 2021 and 2020 for our long-lived asset geographic disclosure shown below. The December 31, 2020 asset amounts shown below have been revised from previously presented amounts, which displayed total assets, to conform to the new presentation.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

The following table presents revenues and long lived assets by country based on the location of the service provided during the Successor period:

	Revenues	Long-Lived Assets as of
	Period From February 6, 2021 through December 31, 2021	December 31, 2021
Australia	$1,954	$20,704
Brazil	251	1,702
Canada	10	—
Canary Islands	—	88,092
Denmark	25,119	18,407
Guyana	244,638	678,852
Indonesia	23,964	—
Malaysia	—	7,341
Mauritania	29,616	—
Mexico	11,022	—
Norway	20,351	228,687
Qatar	23,247	20,487
Saudi Arabia	75,676	371
Suriname	62,090	—
Timor-Leste	32,257	—
Trinidad and Tobago	35,710	19,387
United Arab Emirates	—	607
United Kingdom	28,126	53,198
United States	156,294	360,478
Other	—	55

Total	$770,325	$1,498,368

The following table presents revenues and identifiable assets by country based on the location of the service provided during the Predecessor period:

	Revenues			Long-Lived Assets as of
	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	December 31, 2020
Australia	$54	$50,434	$33,623	$20,886
Brazil	—	—	—	4,794
Bulgaria	—	—	61,525	—
Canada	—	28,915	46,147	—
Denmark	—	7,662	31,076	—
Egypt	—	—	49,209	—
Gabon	—	147	—	—
Guyana	23,012	222,088	132,414	1,753,914
Malaysia	—	—	251,497	6,310
Myanmar	—	21,084	56,207	—

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

	Revenues			Long-Lived Assets as of
	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	December 31, 2020
Qatar	$2,263	$31,024	$36,948	$18,582
Saudi Arabia	10,745	133,246	154,807	301,121
Suriname	6,029	61,474	17,374	565,327
Trinidad and Tobago	4,995	9,468	—	18,355
United Arab Emirates	—	—	—	18,134
United Kingdom	7,142	180,610	243,063	674,704
United States	23,241	209,401	191,548	223,653
Vietnam	—	8,719	—	—
Other	—	—	—	130

Total	$77,481	$964,272	$1,305,438	$3,605,910

Significant Customers

The following table sets forth revenues from our customers as a percentage of our consolidated operating revenues:

	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019 (1)
Royal Dutch Shell plc (“Shell”)	13.3%	30%	21.7%	36.5%
Exxon Mobil Corporation (“ExxonMobil”)	39.1%	29.8%	26.6%	13.7%
Equinor ASA (“Equinor”)	3.1%	5.2%	14.3%	13.1%
Saudi Arabian Oil Company (“Saudi Aramco”)	9.8%	13.9%	13.8%	11.9%

(1)

Excluding the Noble Bully II contract buyout, revenues from Shell, ExxonMobil, Equinor and Saudi Aramco accounted for approximately 27.1 percent, 15.7 percent, 15.1 percent and 13.6 percent, respectively, of our consolidated operating revenues for the year ended December 31, 2019.

No other customer accounted for more than 10 percent of our consolidated operating revenues in 2021, 2020 or 2019.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Note 18— Supplemental Financial Information

Consolidated Statements of Cash Flows Information

Operating cash activities

The net effect of changes in other assets and liabilities on cash flows from operating activities is as follows:

	Noble
	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Accounts receivable	$6,245	$(41,344)	$50,802	$2,057
Other current assets	2,295	17,884	(866)	3,573
Other assets	(11,650)	8,521	(2,369)	16,218
Accounts payable	11,429	(16,819)	357	(2,279)
Other current liabilities	4,312	11,428	8,582	(4,700)
Other liabilities	32,928	(5,846)	(10,941)	(24,577)

Total net change in assets and liabilities	$45,559	$(26,176)	$45,565	$(9,708)

	Finco
	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Accounts receivable	$6,245	$(41,344)	$19,588	$2,057
Other current assets	(594)	19,398	7,830	4,046
Other assets	(11,618)	8,512	(800)	18,749
Accounts payable	15,822	(14,061)	(11,018)	(2,182)
Other current liabilities	4,125	11,623	16,055	(4,549)
Other liabilities	32,700	(5,936)	(10,941)	(24,577)

Total net change in assets and liabilities	$46,680	$(21,808)	$20,714	$(6,456)

Non-cash investing and financing activities

Additions to property and equipment, at cost for which we had accrued a corresponding liability in accounts payable as of December 31, 2021, 2020 and 2019 were $36.5 million, $35.3 million and $36.0 million, respectively.

We entered into the $53.6 million 2019 Seller Loan to finance a portion of the purchase price for the Noble Joe Knight in February 2019. See “Note 8— Debt” for additional information.

NOBLE CORPORATION AND SUBSIDIARIES

NOBLE FINANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise indicated, dollar and share amounts in tables are in thousands)

Additional cash flow information is as follows:

	Noble
	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash paid during the period for:
Interest, net of amounts capitalized	$21,150	$—	$138,040	$289,457
Income taxes paid (refunded), net (1)	(8,113)	4,385	(133,708)	8,181

	Finco
	Successor	Predecessor
	Period From February 6, 2021 through December 31, 2021	Period From January 1, 2021 through February 5, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash paid during the period for:
Interest, net of amounts capitalized	$21,150	$—	$138,040	$289,457
Income taxes paid (refunded), net (1)	(8,113)	4,385	(133,708)	8,181

(1)

The net tax refund for the period from February 6, 2021 to December 31, 2021 excludes withholding tax in Guyana of $15.1 million on gross revenue reimbursed by Exxon. Excluding such withholding tax, the net tax refund would be $23.3 million. The net tax refund for the period from January 1, 2021 to February 5, 2021 excludes withholding tax in Guyana of $1.4 million on gross revenue reimbursed by Exxon. Excluding such withholding tax, the net tax payment would be $3.0 million.

Note 19— Subsequent Events

Potential Litigation Matters related to the Business Combination

Following our announcement of the Business Combination, in the first quarter of 2022, we received one demand letter, and two complaints were filed against us, all challenging the Business Combination. The outcome of these complaints and the demand letter, as well as those that may in the future be received or filed with respect to the Business Combination, is uncertain. We believe that we and our directors and officers acted appropriately in connection with the Business Combination and have valid defenses to the allegations and we intend to defend the lawsuits vigorously. While we do not anticipate a negative outcome with respect to such litigation, we cannot assure you as to the outcome or any material negative effect thereof.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Condensed Consolidated Statement of Operations

(in thousands) (unaudited)

Three Months Ended March 31, 2021
Revenues
Contract drilling	$26,111
Costs and expenses
Operating expenses	35,911
General and administrative expenses	13,694
Depreciation expense	10,065

59,670

Operating loss	(33,559)
Other income (expense)
Interest expense	(338)
Interest income	12
Other expense	(366)

Loss before income taxes	(34,251)
Income tax expense	296

Net loss	$(34,547)

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheet

(in thousands) (unaudited)

March 31, 2021
Assets:
Cash and cash equivalents	$64,648
Restricted cash	6,659
Accounts receivable, net	22,043
Materials and supplies	14,716
Deferred costs, current	7,180
Prepaid expenses and other current assets	16,056

Total current assets	131,302

Property and equipment, net	647,098
Other assets	11,246

Total assets	$789,646

Liabilities and equity:
Accounts payable	$12,473
Accrued expenses	27,494
Deferred revenue, current	636

Total current liabilities	40,603

Deferred revenue	65
Other long-term liabilities	29,382

Total liabilities	70,050

Equity:
Membership capital, no par value, 2,500 units authorized and issued as of March 31, 2021	754,143
Accumulated deficit	(34,547)

Total equity	719,596

Total liabilities and equity	$789,646

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Condensed Consolidated Statement of Equity

(in thousands) (unaudited)

	Membership Capital		Accumulated Deficit	Total Equity
	Units	Amount
Balance at January 1, 2021	2,500	$754,143	$—	$754,143
Net loss	—	—	(34,547)	(34,547)

Balance at March 31, 2021	2,500	$754,143	$(34,547)	$719,596

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

(in thousands) (unaudited)

Three Months Ended March 31, 2021
Cash flow from operating activities:
Net loss	$(34,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	10,065
Amortization of deferred costs	25
Amortization of deferred financing costs	138
Deferred income taxes	(263)
Changes in operating assets and liabilities:
Accounts receivable	(9,316)
Materials and supplies	(1,754)
Deferred costs	(9,006)
Prepaid expenses and other assets	(2,521)
Accounts payable and accrued expenses	(135)
Deferred revenue	701

Net cash used in operating activities	(46,613)

Cash flow from investing activities:
Capital expenditures	(1,085)

Net cash used in investing activities	(1,085)

Net decrease in cash and cash equivalents	(47,698)
Cash, cash equivalents and restricted cash, beginning of period	119,005

Cash, cash equivalents and restricted cash, end of period	$71,307

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1—Nature of Business

Pacific Drilling Company LLC and its subsidiaries ( “Pacific Drilling,” the “Company,” “we,” “us” or “our”) was an international offshore drilling contractor committed to exceeding client expectations by delivering the safest, most efficient and reliable deepwater drilling services in the industry.

On March 24, 2021, the Company entered into a definitive merger agreement with Noble Corporation (“Noble”) under which Noble would acquire the Company in an all-stock transaction. The definitive merger agreement was unanimously approved by the Boards of both the Company and Noble, and by over a majority of the Company’s members. No shareholder vote was required for Noble to close the transaction. On April 15, 2021, the merger was completed, and Pacific Drilling became a wholly owned subsidiary of Noble. As part of the transaction, the holders of the Company’s membership interests received 16.6 million ordinary shares, par value $0.00001 per share, of Noble (the “Noble Shares”), after such Noble Shares were reduced by such number of Noble Shares payable to the holders of the Company’s New 2L Warrants pursuant to the terms of such New 2L Warrants, which translated into the Company’s equity holders receiving at closing approximately 24.9% of the outstanding shares of Noble.

Note 2—Emergence from Bankruptcy Proceedings

The 2020 Bankruptcy Proceedings

On October 30, 2020 (the “Petition Date”), Pacific Drilling S.A. (“Predecessor”) and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) and simultaneously commenced insolvency proceedings in the Cayman Islands whereby the Company initiated the pre-presentation process for the Company’s wholly-owned, Cayman Island subsidiary, Pacific Drilling Company Limited, in the Grand Court of the Cayman Islands Financial Services Division (the “Cayman Proceedings”).

On November 1, 2020, the Bankruptcy Court approved the joint administration of the Chapter 11 Cases under the caption In re Pacific Drilling S.A., et. al., Case No. 20-35212 (DRJ). During the Chapter 11 Cases, no trustee was appointed, and the Debtors operated as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

The Bankruptcy Petitions and the Cayman Proceedings were filed in order to effect a pre-arranged, consensual joint Chapter 11 plan of reorganization in accordance with the terms of a restructuring support agreement entered into by and among the Debtors and certain holders (the “Consenting Creditors”) of the Company’s Notes (as defined below) on October 30, 2020 (the “RSA”).

On December 21, 2020, the Bankruptcy Court issued a written order in the Chapter 11 Cases (the “Confirmation Order”), pursuant to Section 1129 of the Bankruptcy Code, confirming the Company’s First Amended Joint Plan of Reorganization (the “Plan”). On December 31, 2020 (the “Plan Effective Date”), the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan.

In addition, pursuant to the Plan on the Plan Effective Date, the reorganized Company entered into a new senior secured delayed draw term loan facility in the aggregate principal amount of up to $80.0 million (the “Delayed Draw Term Loan Facility”), which is secured by first priority liens on all assets of the Company and its subsidiaries. All of the Company’s subsidiaries other than certain immaterial subsidiaries guaranteed on a senior secured basis the Delayed Draw Term Loan Facility. See Note 5.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

The 2017 Bankruptcy Proceedings

On November 2, 2018, the United States Bankruptcy Court for the Southern District of New York (the “2017 Bankruptcy Court”) confirmed the Company’s Modified Fourth Amended Joint Plan of Reorganization, dated October 31, 2018 (the “2018 Plan”), and on November 19, 2018, the 2018 Plan became effective and we emerged from our 2017 Chapter 11 bankruptcy proceedings (the “2017 Bankruptcy Proceedings”) after successfully completing our reorganization pursuant to the 2018 Plan. We had filed the 2018 Plan with the 2017 Bankruptcy Court in connection with our voluntary petitions for relief under the Bankruptcy Code, initially filed on November 12, 2017 (the “2017 Petition Date”), which were jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

The Company’s two subsidiaries involved in the arbitration with Samsung Heavy Industries Co. Ltd. (“SHI”) related to the Pacific Zonda (see Note 10), Pacific Drilling VIII Limited and Pacific Drilling Services, Inc. (together, the “Zonda Debtors”), filed a separate plan of reorganization that was confirmed by order of the 2017 Bankruptcy Court on January 30, 2019 (the “Zonda Plan”) and were not Debtors under the 2018 Plan or the Plan.

Note 3—Significant Accounting Policies

Basis of Presentation—Our accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. These financial statements do not include all disclosures required by GAAP for complete financial statements. Our condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of our financial position, results of operations and cash flows for the presented interim period. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or for any future period. The accompanying condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2020.

Principles of Consolidation—Our consolidated financial statements include the accounts of Pacific Drilling Company LLC and consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and we own 49% of PIDWAL. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL is a variable interest entity for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL in our condensed consolidated financial statements and no portion of its operating results is allocated to the noncontrolling interest.

Subsequent Events—We evaluated subsequent events through June 22, 2021, the date the condensed consolidated financial statements were available to be issued.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Recently Issued Accounting Standards

Simplifications to Income Tax Accounting — On December 18, 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes certain exceptions for investments, intra-period allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. This update is effective for our annual and interim periods beginning after January 1, 2022. We do not expect our adoption to have a material effect on our consolidated financial statements and related disclosures.

Note 4—Property and Equipment

Property and equipment consists of the following:

March 31, 2021
(in thousands)
Drillships and related equipment	$657,164
Accumulated depreciation	(10,066)

Property and equipment, net	$647,098

Note 5—Debt

As of March 31, 2021, we have no outstanding debt.

Delayed Draw Term Loan Facility

On December 31, 2020, the Company, as borrower, certain subsidiaries of the Company, as guarantors, Cantor Fitzgerald Securities (“Cantor Fitzgerald”), as administrative agent, collateral agent and security trustee, and the lenders party thereto, entered into a credit agreement that provides an $80.0 million delayed draw term loan facility (the “Delayed Draw Term Loan Facility”). The Delayed Draw Term Loan Facility provided for an accordion feature, under which an additional $50.0 million may be borrowed. As of March 31, 2021, there were no amounts drawn on the facility. On April 15, 2021, upon completion of the merger with Noble, the Delayed Draw Term Loan Facility was terminated.

Note 6—Income Taxes

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of March 31, 2021, we had $43.5 million of unrecognized tax benefits which were included in other long-term liabilities on our condensed consolidated balance sheets and would impact our consolidated effective tax rate if realized. To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our condensed consolidated balance sheets. As of March 31, 2021, we have no accrued interest and penalties related to uncertain tax positions on our balance sheets as such payments would not be required by law.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 7—Revenue from Contracts with Clients

Contract Assets and Liabilities

The following table provides information about trade receivables, contract assets and contract liabilities:

March 31, 2021
(in thousands)
Trade receivables, net	$21,436
Current contract assets	160
Current contract liabilities (deferred revenue)	636
Noncurrent contract liabilities (deferred revenue)	65

Significant changes in contract assets and contract liabilities for the three months ended March 31, 2021 are as follows:

	Contract Assets	Contract Liabilities
	(in thousands)
Balance at January 1, 2021	$137	$—
Increase due to addition of deferred revenue	—	701
Increase due to demobilization revenue recognized	23	—
Balance at March 31, 2021	$160	$701

Future Amortization of Contract Liabilities

The following table reflects revenue expected to be recognized in the future related to unsatisfied performance obligations as of March 31, 2021:

	Remaining nine months	For the years ending December 31,
	2021	2022	2023	2024 and thereafter	Total
	(in thousands)
Amortization of contract liabilities	$482	$219	$—	$—	$701

The expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract as of March 31, 2021. The actual timing of recognition of such amounts may vary due to factors outside of our control. We have applied the optional exemption in Topic 606 and have not disclosed the variable consideration related to our estimated future dayrate revenue.

Note 8—Leases

Our leasing activities primarily consist of operating leases with our integrated services subcontractors, corporate offices and regional shorebase offices. The components and other information related to leases are as follows:

Three Months Ended March 31, 2021
(in thousands)
Lease Expense
Operating lease cost	$7,371

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

As of March 31, 2021, there were no right-of-use asset and lease liability recognized on our condensed consolidated balance sheets for leases under which we are the lessee, after applying the short-term lease exemption.

Note 9—Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of March 31, 2021. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. The following table presents the carrying value and estimated fair value of our cash and cash equivalents:

	March 31, 2021
	Carrying Value	Estimated Fair Value
	(in thousands)
Cash and cash equivalents	$64,648	$64,648

Our cash equivalents include money market instruments with original maturities of three months or less. We estimate the fair values of our debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

Note 10—Commitments and Contingencies

Commitments—As of March 31, 2021, we had no material commitments.

Bank Guarantee—As of March 31, 2021, we were contingently liable under a certain bank guarantee totaling approximately $6.0 million issued as security in the normal course of our business.

Contingencies—It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On the Petition Date, Pacific Drilling S.A. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. As a result of the Chapter 11 proceedings, attempts to prosecute, collect, secure or enforce remedies with respect to pre-petition claims against us were subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, including litigation relating to us and our subsidiaries that were Debtors in the Chapter 11 Cases. On December 31, 2020, the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. See Note 2.

In January 2013, the Zonda Debtors (described in Note 2) entered into, and/or guaranteed a construction contract with Samsung Heavy Industries Co. Ltd (“SHI”) for the construction of the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, the Zonda Debtors exercised their right to rescind the Construction Contract due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected the rescission, and on November 25, 2015, formally commenced an arbitration proceeding against the Zonda Debtors in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract) (the “Tribunal”), seeking the final installment of the purchase price under the Construction Contract.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

On January 15, 2020, the Tribunal awarded SHI approximately $320 million with respect to its claims against the Zonda Debtors. The award does not include approximately $100 million in interest and costs sought by SHI, on which the Tribunal reserved making a decision to a later date. On February 11, 2020, the Zonda Debtors filed an application with the High Court in London seeking permission to appeal the Tribunal’s award. On October 15, 2020, the High Court in London denied the application by the Zonda Debtors.

In the Predecessor’s 2017 Chapter 11 proceedings, SHI asserted claims against the Zonda Debtors, secured by the Pacific Zonda, for approximately $387.4 million, for the remaining unpaid purchase price, interest and costs. On November 19, 2018, the Predecessor and certain of its subsidiaries other than the Zonda Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the 2018 Plan. The Zonda Debtors filed a separate plan of reorganization (the “Zonda Plan”) which was confirmed by order of the 2017 Bankruptcy Court on January 30, 2019. Following the denial of the Zonda Debtors’ application to appeal the Tribunal’s award, the Zonda Plan was declared effective on December 21, 2020, and a liquidation trust agreement established under the Zonda Plan became effective. The Company expects that the Zonda Debtors will be liquidated in accordance with the terms of the Zonda Plan.

On December 20, 2018, after the Predecessor and its subsidiaries other than the Zonda Debtors had completed the 2018 Plan and emerged from bankruptcy, SHI filed with the 2017 Bankruptcy Court an untimely secured contingency claim against Pacific Drilling S.A., our then parent company, in the amount of approximately $387.4 million. We filed an objection to the claim on the basis that the claim should be disallowed due to its being filed long after the May 1, 2018 claims bar date established by order of the 2017 Bankruptcy Court. On March 26, 2020, the 2017 Bankruptcy Court sustained our objection and expunged SHI’s claim, and on May 8, 2020, the 2017 Bankruptcy Court issued an order closing the Company’s 2017 bankruptcy case.

On December 14, 2020, the liquidation trustee appointed under the liquidation trust under the Zonda Plan and SHI each filed objections to the Predecessor’s Plan. On December 21, 2020, the Bankruptcy Court issued the Confirmation Order confirming the Plan. Under the Plan, which was declared effective on December 31, 2020, any claims or causes of action asserted, or that may be asserted, by the Zonda Debtors are general unsecured claims that received no distribution under the Plan, and were released, extinguished, and discharged by the Plan. On December 30, 2020, the liquidation trustee, and on January 4, 2021, SHI, each filed an appeal of the Confirmation Order to the United States District Court for the Southern District of Texas, but did not seek a stay of the Confirmation Order. Accordingly, the Plan was declared effective on December 31, 2020 and the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. The liquidation trustee and SHI settled all claims in the appeal on April 28, 2021. As a result of the settlement, the liquidation trustee has few entities from which it can recover, and thus is seeking discovery from Pacific Drilling to investigate whether any claims remain against the Zonda Debtors’ former director and officers.

Note 11—Supplemental Cash Flow Information

During the three months ended March 31, 2021, we paid $0.2 million of interest in cash. During the three months ended March 31, 2021, we paid $1.5 million of income taxes.

During the three months ended March 31, 2021, we paid $10.6 million in reorganization items.

Within our condensed consolidated statement of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the three months ended March 31, 2021, changes in accrued capital expenditures were $1.0 million.

Note 12—Subsequent Event

On April 15, 2021, the merger between Pacific Drilling and Noble was completed. See Note 1.

Independent Auditors’ Report

To the Members and Managers

Pacific Drilling Company LLC:

We have audited the accompanying consolidated financial statements of Pacific Drilling Company LLC and its subsidiaries (Successor) and Pacific Drilling S.A. and its subsidiaries (Predecessor) (referred to herein collectively as Pacific Drilling), which comprise the consolidated balance sheet as of December 31, 2020 (Successor), the related consolidated statement of equity for December 31, 2020 (Successor), the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2020 (Predecessor), and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Drilling as of December 31, 2020 (Successor), and the results of its operations and its cash flows for the year ended December 31, 2020 (Predecessor) in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, on December 21, 2020, the United States Bankruptcy Court for the Southern District of Texas entered an order confirming Pacific Drilling S.A. and certain of its subsidiaries’ plan for reorganization under Chapter 11, which became effective on December 31, 2020. Accordingly, the accompanying consolidated financial statements have been prepared in conformity with Accounting Standards Codification 852 10, Reorganizations, for the Successor as a new entity with assets, liabilities, and a capital structure having carrying amounts not comparable with prior periods as described in Note 3.

/s/ KPMG LLP

Houston, TX

April 1, 2021

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Consolidated Statement of Operations

(in thousands)

Predecessor
Year Ended December 31, 2020
Revenues
Contract drilling	$197,937
Costs and expenses
Operating expenses	242,214
General and administrative expenses	46,161
Depreciation and amortization expense	107,493
Pre-petition charges	21,219

417,087

Operating loss	(219,150)
Other income (expense)
Interest expense	(87,642)
Write-off of debt premium, net	4,448
Loss on debt extinguishment	(1,000)
Reorganization items	(767,049)
Interest income	1,567
Other expense	(423)

Loss before income taxes	(1,069,249)
Income tax expense	(8,367)

Net loss	$(1,077,616)

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Consolidated Balance Sheet

(in thousands, except par value)

Successor
December 31, 2020
Assets:
Cash and cash equivalents	$103,337
Restricted cash	15,668
Accounts receivable, net	12,727
Materials and supplies	12,962
Prepaid expenses and other current assets	12,544

Total current assets	157,238

Property and equipment, net	655,114
Other assets	10,311

Total assets	$822,663

Liabilities and equity:
Accounts payable	$2,428
Accrued expenses	36,707

Total current liabilities	39,135

Other long-term liabilities	29,385

Total liabilities	68,520

Equity:
Membership capital, no par value, 2,500 units authorized and issued as of December 31, 2020	754,143

Total equity	754,143

Total liabilities and equity	$822,663

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Consolidated Statement of Equity

(in thousands)

	Membership Capital		Common Shares		Additional Paid-In Capital	Treasury Shares		Accumulated Deficit	Total Equity
	Units	Amount	Shares	Amount		Shares	Amount
Balance at January 1, 2020 (Predecessor)	—	$—	75,007	$751	$1,652,681	7,493	$(652)	$(583,949)	$1,068,831
Modification of unvested share-based compensation awards resulting in liability classification	—	—	—	—	(239)	—	—	—	(239)
Shares issued under share-based compensation plan	—	—	196	1	(280)	(196)	—	—	(279)
Share-based compensation	—	—	—	—	9,303	—	—	—	9,303
Net loss	—	—	—	—	—	—	—	(1,077,616)	(1,077,616)
Elimination of Predecessor equity balances	—	—	(75,203)	(752)	(1,661,465)	(7,297)	652	1,661,565	—

Balance at December 31, 2020 (Predecessor)	—	$—	—	$—	$—	—	$—	$—	$—

Issuance of Successor membership interests	2,500	697,267	—	—	—	—	—	—	697,267
Issuance of warrants	—	56,876	—	—	—	—	—	—	56,876

Balance at December 31, 2020 (Successor)	2,500	$754,143	—	$—	$—	—	$—	$—	$754,143

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Consolidated Statement of Cash Flows

(in thousands)

Predecessor
Year Ended December 31, 2020
Cash flow from operating activities:
Net loss	$(1,077,616)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	107,493
Amortization of deferred revenue	(12,090)
Amortization of deferred costs	22,291
Amortization of deferred financing costs	430
Amortization of debt (premium) discount, net	(519)
Interest paid-in-kind	9,237
Write-off of debt premium, net	(4,448)
Deferred income taxes	1,072
Share-based compensation expense	9,303
Reorganization items	751,166
Changes in operating assets and liabilities:
Accounts receivable	16,525
Materials and supplies	588
Deferred costs	(14,858)
Prepaid expenses and other assets	5,640
Accounts payable and accrued expenses	29,239
Deferred revenue	5,582

Net cash used in operating activities	(150,965)

Cash flow from investing activities:
Capital expenditures	(10,685)

Net cash used in investing activities	(10,685)

Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(279)
Proceeds from long-term debt	50,000
Payments on long-term debt	(50,000)
Payments for financing costs	(3,775)

Net cash used in financing activities	(4,054)

Net decrease in cash and cash equivalents	(165,704)
Cash, cash equivalents and restricted cash, beginning of period	284,709

Cash, cash equivalents and restricted cash, end of period	$119,005

Balances per Consolidated Balance Sheet:
Successor
December 31, 2020
Cash and cash equivalents	$103,337
Restricted cash	15,668

Total cash, cash equivalents and restricted cash	$119,005

See accompanying notes to consolidated financial statements.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements

Note 1—Nature of Business

Pacific Drilling Company LLC and its subsidiaries (Successor) and Pacific Drilling S.A. and its subsidiaries (Predecessor) (referred to herein collectively as “Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to exceeding client expectations by delivering the safest, most efficient and reliable deepwater drilling services in the industry.

Note 2—Emergence from Bankruptcy Proceedings

The 2020 Bankruptcy Proceedings

On October 30, 2020 (the “Petition Date”), Pacific Drilling S.A. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) and simultaneously commenced insolvency proceedings in the Cayman Islands whereby the Company initiated the pre-presentation process for the Company’s wholly-owned, Cayman Island subsidiary, Pacific Drilling Company Limited, in the Grand Court of the Cayman Islands Financial Services Division (the “Cayman Proceedings”).

On November 1, 2020, the Bankruptcy Court approved the joint administration of the Chapter 11 Cases under the caption In re Pacific Drilling S.A., et. al., Case No. 20-35212 (DRJ). During the Chapter 11 Cases, no trustee was appointed, and the Debtors operated as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court.

The Bankruptcy Petitions and the Cayman Proceedings were filed in order to effect a pre-arranged, consensual joint Chapter 11 plan of reorganization in accordance with the terms of a restructuring support agreement entered into by and among the Debtors and certain holders (the “Consenting Creditors”) of the Company’s Notes (as defined below) on October 30, 2020 (the “RSA”).

On December 21, 2020, the Bankruptcy Court issued a written order in the Chapter 11 Cases (the “Confirmation Order”), pursuant to Section 1129 of the Bankruptcy Code, confirming the Company’s First Amended Joint Plan of Reorganization (the “Plan”). On December 31, 2020 (the “Plan Effective Date”), the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan.

Upon emergence from bankruptcy in accordance with the Plan:

(a) Our Predecessor parent company, Pacific Drilling S.A. (“PDSA”), transferred all of its outstanding ownership interests in its sole, direct, wholly-owned subsidiary, Pacific Drilling Company LLC (“PDCLLC” or the “reorganized Company”) to the holders of PDSA’s pre-petition 8.375% First Lien Notes due 2023 (the “First Lien Notes”) and 11.000%/12.000% Second Lien PIK Notes due 2024 (the “Second Lien PIK Notes” and, together with the First Lien Notes, the “Notes”), leaving PDSA with no material assets;

(b) Holders of the Notes received an aggregate of 2,500,000 membership interests in the reorganized Company in exchange for their claims, with holders of the First Lien Notes receiving their pro rata share of 91.5%, or approximately 2,287,500 membership interests, and the holders of the Second Lien PIK Notes

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

receiving their pro rata share of 8.5%, or approximately 212,500 membership interests, in each case subject to dilution on account of the equity issued, if any, pursuant to the New 2L Warrants (as defined below) and the Management Incentive Plan (as defined below);

(c) Holders of the Second Lien PIK Notes also received 441,176 new 7-year warrants (the “New 2L Warrants”) to purchase their pro rata share of 15% of the reorganized Company’s membership interests, exercisable at an initial exercise price of $300 per interest;

(d) Holders of general unsecured claims received no recovery under the Plan;

(e) Holders of PDSA’s common shares received no recovery under the Plan. Pursuant to the Plan, all such common shares were deemed worthless, released, extinguished and discharged and such common shares were transferred to Pacific Drilling Holding (Delaware) LLC, an indirect, wholly-owned subsidiary of the reorganized Company.

On the Plan Effective Date, in accordance with the Plan, the reorganized Company also reserved up to 8% of the membership interests, which may be granted, if at all, in the amount and the form as determined by the Board of Managers in the future, which may include options, restricted membership interests, or any combination thereof for grant to management, employees and members of the Board of Managers of the reorganized Company (the “Management Incentive Plan”).

In addition, pursuant to the Plan on the Plan Effective Date, the reorganized Company entered into a new senior secured delayed draw term loan facility in the aggregate principal amount of up to $80.0 million (the “Delayed Draw Term Loan Facility”), which is secured by first priority liens on all assets of the Company and its subsidiaries. All of the Company’s subsidiaries other than certain immaterial subsidiaries guaranteed on a senior secured basis the Delayed Draw Term Loan Facility. See Note 6.

We have classified all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our consolidated statement of operations. The components of reorganization items are as follows:

Year Ended December 31, 2020
(in thousands)
Professional fees	$22,143
Gain on the settlement of liabilities subject to compromise	(387,322)
Other claim adjustments	1,054
Fresh start accounting adjustments	1,131,174

Total reorganization items	$767,049

The 2017 Bankruptcy Proceedings

On November 2, 2018, the United States Bankruptcy Court for the Southern District of New York (the “2017 Bankruptcy Court”) confirmed the Company’s Modified Fourth Amended Joint Plan of Reorganization, dated October 31, 2018 (the “2018 Plan”), and on November 19, 2018, the 2018 Plan became effective and we emerged from our 2017 Chapter 11 bankruptcy proceedings (the “2017 Bankruptcy Proceedings”) after

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

successfully completing our reorganization pursuant to the 2018 Plan. We had filed the 2018 Plan with the 2017 Bankruptcy Court in connection with our voluntary petitions for relief under the Bankruptcy Code, initially filed on November 12, 2017 (the “2017 Petition Date”), which were jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

The Company’s two subsidiaries involved in the arbitration with Samsung Heavy Industries Co. Ltd. (“SHI”) related to the Pacific Zonda (see Note 13), Pacific Drilling VIII Limited and Pacific Drilling Services, Inc. (together, the “Zonda Debtors”), filed a separate plan of reorganization that was confirmed by order of the 2017 Bankruptcy Court on January 30, 2019 (the “Zonda Plan”) and were not Debtors under the 2018 Plan or the Plan.

Note 3—Fresh Start Accounting

Fresh Start Accounting

Upon the Company’s emergence from Chapter 11 bankruptcy on December 31, 2020, we qualified for and adopted fresh start accounting (“Fresh Start Accounting”) in accordance with the provisions of Accounting Standards Codification (“ASC”) 852, Reorganizations, (“ASC 852”) issued by the Financial Accounting Standards Board (“FASB”), which resulted in the Company becoming a new entity for financial reporting purposes. In accordance with ASC 852, the Company was required to adopt Fresh Start Accounting upon its emergence from Chapter 11 because (i) the holders of the then existing common shares of the Predecessor received less than 50% of the new membership interests of the Successor outstanding upon emergence and (ii) the reorganization value of the Company’s assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims.

Upon adoption of Fresh Start Accounting, the reorganization value derived from the enterprise value as disclosed in the Plan was allocated to the Company’s assets and liabilities based on their fair values (except for deferred income taxes) in accordance with ASC 805, Business Combinations. The amount of deferred income taxes recorded was determined in accordance with ASC 740, Income Taxes.

The Plan Effective Date fair values of the Company’s assets and liabilities differed materially from their recorded values as reflected on the historical balance sheet. The effects of the Plan and the application of Fresh Start Accounting were reflected on the consolidated balance sheet as of December 31, 2020 and the related adjustments thereto were recorded in the consolidated statement of operations for the year ended December 31, 2020.

As a result of the adoption of Fresh Start Accounting and the effects of the implementation of the Plan, the Company’s consolidated financial statements subsequent to December 31, 2020, will not be comparable to its consolidated financial statements on and prior to December 31, 2020. References to “Successor” relate to the financial position and results of operations of the reorganized Company as of and subsequent to December 31, 2020. References to “Predecessor” relate to the financial position of the Company prior to, and results of operations through and including, December 31, 2020.

The Company’s consolidated statement of equity is presented with a “black line” division, which delineates the lack of comparability between amounts presented, as of December 31, 2020 and the Predecessor period. All income statement amounts presented through December 31, 2020 related to the Predecessor and are not

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

comparable to future successor periods after December 31, 2020. Accordingly, the Company’s financial results for future periods following the application of Fresh Start Accounting will be different from historical trends and the differences may be material.

Reorganization Value

Under ASC 852, the Successor determined a value to be assigned to the equity of the emerging entity as of the date of adoption of Fresh Start Accounting. The Plan confirmed by the Bankruptcy Court estimated a range of enterprise values between $577 million and $712 million, with a midpoint of $645 million. The Company deemed it appropriate to use the midpoint between the low end and high end of the range to determine the final enterprise value of $645 million for Fresh Start Accounting purposes.

The following table reconciles the enterprise value to the estimated fair value of our Successor membership capital as of the Plan Effective Date (in thousands):

Enterprise value	$645,000
Plus: Cash and cash equivalents (excludes funds held in professional fee escrow of $9.9 million)	109,143

Fair value of Successor membership capital	$754,143

The following table reconciles the enterprise value to the reorganization value of the Successor’s assets to be allocated to the Company’s individual assets as of the Plan Effective Date (in thousands):

Enterprise value	$645,000
Plus: Cash and cash equivalents (excludes funds held in professional fee escrow of $9.9 million)	109,143
Plus: Current liabilities	39,135
Plus: Non-current liabilities	29,385

Reorganization value of Successor’s assets to be allocated	$822,663

With the assistance of financial advisors, we determined the enterprise and corresponding equity value of the Successor using various valuation methods, including: (i) a calculation of the present value of future cash flows based on our financial projections, and (ii) a comparable companies trading multiples analysis based on earnings before interest, taxes, depreciation and amortization (EBITDA). The enterprise value and corresponding equity value are dependent upon achieving the future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the financial projections, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, we cannot assure you that the estimates, assumptions, valuations or financial projections will be realized, and actual results could vary materially.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Valuation Process

The fair values of the Company’s principal assets, drillships and related equipment, were estimated with the assistance of third party valuation advisors. The reorganization value was allocated to the Company’s individual assets and liabilities based on their fair values. The income approach, market approach, and the cost approach were considered for estimating the fair value of each individual asset. The market approach and the cost approach employ the use of significant observable inputs, which represent Level 2 fair value measurements. Although the income approach was not applied to value all assets individually, the Company did consider the earnings for each of the drillships using significant unobservable inputs, which represent Level 3 fair value measurements. Economic obsolescence was considered in situations in which the earnings of the applicable drillship suggest economic obsolescence. When penalizing assets for economic obsolescence, an additional economic obsolescence penalty was levied, while considering scrap value to be the floor value for an asset. Since more than one approach was used to develop a valuation, the various approaches were reconciled to determine a final value conclusion. Further detail is as follows:

Drillships and related equipment

The fair value of the drillships and related equipment was determined using a combination of the discounted cash flow method (income approach), which we discounted at a rate of approximately 17.3%, the cost approach and the sales comparison (market) approach. The income approach was utilized to estimate the fair value of the drillships that generated positive returns on projected cash flows over the remaining economic useful life of the drillships and that valuation was compared to the fair value utilizing the cost approach, adjusted as needed for asset type, age, physical deterioration and obsolescence. For assets where an active secondary market exists, we utilized the sales comparison (market) approach to estimate the fair value of the assets, which involved gathering market data and analyzing comparable sales of similar assets. This approach was used to estimate a scrap value for two drillships, the Pacific Bora and the Pacific Mistral, which are expected to be retired in the near future.

Materials and Supplies

The fair value of the materials and supplies was determined by the direct and indirect methods of the cost approach. The materials and supplies were analyzed on a line-by-line basis and each asset was adjusted for age, physical depreciation and obsolescence.

Consolidated Balance Sheet

The adjustments included in the following fresh start consolidated balance sheet reflect the effects of the transactions contemplated by the Plan and executed by the Company on the Plan Effective Date (reflected in the column “Reorganization Adjustments”) and fair value and other required accounting adjustments resulting from the adoption of Fresh Start Accounting (reflected in the column “Fresh Start Adjustments”). The explanatory notes provide additional information with regard to the adjustments recorded, the methods used to determine the fair values and significant assumptions.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

	As of December 31, 2020
(in thousands)	Predecessor	Reorganization Adjustments (1)		Fresh Start Adjustments		Successor
Assets:
Cash and cash equivalents	$121,409	$(18,072	) (2)	$—		$103,337
Restricted cash	5,806	9,862	(3)	—		15,668
Accounts receivable, net	12,727	—		—		12,727
Materials and supplies	43,345	—		(30,383	) (13)	12,962
Deferred costs, current	3,680	—		(3,680	) (14)	—
Prepaid expenses and other current assets	23,630	(10,877	) (4)	(209	) (15)	12,544

Total current assets	210,597	(19,087)		(34,272)		157,238

Property and equipment, net	1,739,317	—		(1,084,203	) (16)	655,114
Other assets	22,304	1,848	(5)	(13,841	) (17)	10,311

Total assets	$1,972,218	$(17,239)		$(1,132,316)		$822,663

Liabilities and equity:
Accounts payable	$2,428	$—		$—		$2,428
Accrued expenses	34,672	2,035	(6)	—		36,707
Deferred revenue, current	933	—		(933	) (18)	—

Total current liabilities	38,033	2,035		(933)		39,135

Other long-term liabilities	36,794	(202	) (7)	(7,207	) (19)	29,385

Total liabilities not subject to compromise	74,827	1,833		(8,140)		68,520
Liabilities subject to compromise	1,141,465	(1,141,465	) (8)	—		—
Commitments and contingencies
Equity:
Membership capital	—	754,143	(9)	—		754,143
Common shares	752	(752	) (10)	—		—
Additional paid-in capital	1,658,877	2,688	(11)	(1,661,565	) (20)	—
Treasury shares, at cost	(652)	652	(10)	—		—
Accumulated deficit	(903,051)	365,662	(12)	537,389	(20)	—

Total equity	755,926	1,122,393		(1,124,176)		754,143

Total liabilities and equity	$1,972,218	$(17,239)		$(1,132,316)		$822,663

Reorganization Adjustments

(1)

Represent amounts recorded as of the Plan Effective Date for the implementation of the Plan, including, among other items, settlement of the Predecessor’s liabilities subject to compromise and issuance of the Successor’s membership interests and warrants.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

(2)	Changes in cash and cash equivalents include the following (in thousands):

Funding of professional fee escrow	$(9,862)
Payment of professional fees including success fees	(6,253)
Payment of deferred financing costs	(1,957)

Net change in cash and cash equivalents	$(18,072)

(3)	Represents the funding of the professional fee escrow.

(4)	Change in prepaid expenses and other current assets includes the following (in thousands):

Recognition of income tax receivable related to the implementation of the Plan	$124
Elimination of prepaid directors’ and officers’ insurance policies related to the Predecessor	(6,171)
Expensing of the prepaid backstop commitment fee on Delayed Draw Term Loan Facility	(4,000)
Expensing of the prepaid retention awards earned upon the Plan Effective Date	(830)

Net change in prepaid expenses and other current assets	$(10,877)

(5)	Change in other assets include the following (in thousands):

Payment of deferred financing costs	$1,957
Accrual of deferred financing costs	800
Reflects the net reduction of deferred tax assets related to the implementation of the Plan	(909)

Net change in other assets	$1,848

(6)	Changes in accrued expenses include the following (in thousands):

Accrual of professional fees - success fees	$3,313
Accrual of retention awards earned upon the Plan Effective Date	1,212
Accrual of deferred financing costs	800
Payment of professional fees	(2,811)
Reduction in income tax payable related to the implementation of the Plan	(479)

Net change in accrued expenses	$2,035

(7)	Reflects the net decrease in deferred tax liabilities related to the implementation of the Plan.

(8)	Liabilities subject to compromise settled in accordance with the Plan and the resulting gain were determined as follows (in thousands):

Liabilities subject to compromise	$1,141,465
Issuance of Successor membership interest to creditors	(697,267)
Issuance of Successor warrants to creditors	(56,876)

Gain on settlement of liabilities subject to compromise	$387,322

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

(9)	Represents the issuance of Successor membership interests and warrants to creditors.

(10)	Represents the elimination of Predecessor common shares and treasury shares in accordance with the Plan.

(11)	The increase in additional paid-in capital reflects (in thousands):

Acceleration of incremental compensation expense for vesting of modified equity awards upon the Plan Effective Date	$2,588
Elimination of Predecessor common shares and treasury shares in accordance with the Plan	100

Net change in additional paid-in-capital	$2,688

(12)	The decrease in accumulated deficit resulted from the following (in thousands):

Gain on settlement of liabilities subject to compromise	$387,322
Expensing of the prepaid backstop commitment fee on the Delayed Draw Term Loan Facility	(4,000)
Recognition of professional and success fees paid on Plan Effective Date	(3,442)
Accrual of professional fees - success fees	(3,313)
Elimination of prepaid directors’ and officers’ insurance policies related to the Predecessor	(6,171)
Acceleration of incremental compensation expense for vesting of modified equity awards upon the Plan Effective Date	(2,588)
Acceleration of prepaid retention awards expense earned upon the Plan Effective Date	(2,042)
Reduction in current income tax related to the implementation of the Plan	603
Recognition of deferred tax expense related to the implementation of the Plan	(707)

Net change in accumulated deficit	$365,662

Fresh Start Adjustments

(13)	Reflects the fair value adjustment of $30.4 million to the Company’s materials and supplies due to the adoption of Fresh Start Accounting.

(14)	Reflects the elimination of current deferred costs of $3.7 million due to the adoption of Fresh Start Accounting.

(15)	Mainly reflects the fair value adjustment to the Company’s prepaid fuel due to the adoption of Fresh Start Accounting.

(16)	Reflects the fair value adjustment to the Company’s property and equipment, net due to the adoption of Fresh Start Accounting. A comparison of historical and new fair values is as follows:

	Successor	Predecessor
	(in thousands)
Drillships and related equipment	$655,114	$1,966,728
Accumulated depreciation	—	(227,411)

Property and equipment, net	$655,114	$1,739,317

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

(17)	Reflects the elimination of deferred costs of $13.6 million and reduction in deferred tax balances of $0.2 million due to the adoption of Fresh Start Accounting.

(18)	Mainly reflects the elimination of deferred revenue due to the adoption of Fresh Start Accounting.

(19)	Represents the adjustment to deferred tax balances as a result of adopting Fresh Start Accounting.

(20)	Reflects the cumulative impact of Fresh Start Accounting adjustments discussed above and the elimination of Predecessor accumulated deficit.

Note 4—Significant Accounting Policies

Principles of Consolidation—Our consolidated financial statements include the accounts of Pacific Drilling Company LLC and consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and we own 49% of PIDWAL. During the Predecessor period in 2020, Pacific Scirocco Ltd. (“PSL”) and Pacific Bora Ltd. (“PBL”), which own the Pacific Scirocco and Pacific Bora, respectively, were owned 49.9% by our wholly-owned subsidiary Pacific Drilling Limited (“PDL”) and 50.1% by Pacific Drillship Nigeria Limited (“PDNL”), and as of December 31, 2020, as a result of certain intercompany transfers, PBL and PSL were owned 100% by PDL. PDNL is owned 0.1% by PDL and 99.9% by PIDWAL. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL in our consolidated financial statements and no portion of their operating results is allocated to the noncontrolling interest. See Note 15.

Accounting Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for credit losses, financial instruments, obsolescence for materials and supplies, depreciation of property and equipment, deferred costs, impairment of long-lived assets, income taxes and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Revenue from Contracts with Clients—We earn revenue primarily by (i) providing our drillship, work crews, related equipment, services and supplies necessary to operate the rig, (ii) delivering the rig by mobilizing to and demobilizing from the drill location and (iii) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for the contract.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Dayrate Drilling Revenue. Our drilling contracts provide for payment on a dayrate basis, with higher rates for periods when the drillship is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the client are determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is attributed to the distinct hourly increment to which it relates within the contract term. Therefore, we record dayrate drilling revenue consistent with the contractual rate invoiced for the services provided during the respective period.

Mobilization/Demobilization Revenue. We may receive fees for the mobilization and demobilization of our rigs. These activities are not considered to be distinct within the context of the contract and therefore, the associated revenue is allocated to the overall performance obligation and recognized ratably over the initial term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception. We record demobilization revenue in earnings ratably over the expected term of the contract with an offset to an accretive contract asset.

Contract Preparation Revenue. Some of our drilling contracts require downtime before the start of the contract to prepare the rig to meet client requirements. At times, we may be compensated by the client for such work. These activities are not considered to be distinct within the context of the contract. We record a contract liability for contract preparation fees received, which is amortized ratably to contract drilling revenue over the initial term of the related drilling contract.

Capital Upgrade Revenue. From time to time, we may receive fees from our clients for capital improvements or upgrades to our rigs to meet contractual requirements. These activities are not considered to be distinct within the context of our contracts. We record a contract liability for such fees and recognize them ratably as contract drilling revenue over the initial term of the related drilling contract.

Revenues Related to Reimbursable Expenses. We generally receive reimbursements from our clients for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received, and timing thereof are highly dependent on factors outside of our control. Accordingly, reimbursable revenue is not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a client. We are generally considered a principal in such transactions. Therefore, we record the associated revenue at the gross amount billed to the client in the period the corresponding goods and services are to be provided.

Contract Fulfillment Costs. Certain direct and incremental costs incurred for upfront preparation and initial mobilization of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used to satisfy our performance obligations in the future and are expected to be recovered. Such costs are deferred as a current or noncurrent asset depending on the length of the initial contract term and amortized ratably to operating expenses as services are rendered over the initial term of the related drilling contract. Deferred contract costs are impaired in the period if the carrying amount is not recoverable. During the Predecessor period in 2020, there was no impairment of deferred contract costs. See Note 8.

Cash and Cash Equivalents—Cash equivalents are highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Restricted Cash—As of December 31, 2020, our restricted cash balance included $5.6 million held as credit support for a bank guarantee, as well as $0.2 million and $0.5 million of cash collateral under our treasury management services agreement with a financial institution, respectively. The December 31, 2020 balance also included $9.9 million escrow funds to settle professional fees incurred upon or prior to our emergence from our Chapter 11 proceedings.

Accounts Receivable—We record trade accounts receivable at the amount we invoice our clients. We do not generally require collateral or other security for receivables.

Effective January 1, 2020, we recognize an allowance for credit losses that results in the underlying accounts receivable reflecting the net amount expected to be collected. The allowance is measured and recorded upon the initial recognition of the accounts receivable based on its amortized cost that we do not expect to collect over the contractual life.

We use short-term creditworthiness data on our clients from credit rating agencies to measure expected credit losses on accounts receivable on a collective basis when similar risk characteristics exist. If we determine that the accounts receivable from a client does not share risk characteristics with others, we evaluate the asset for expected credit losses on an individual basis and do not include it in a collective evaluation. To estimate the allowance for credit losses, we apply the aging method based on our historical credit loss experience adjusted for any applicable current conditions and reasonable and supportable forecasts of future economic conditions. We considered the impact of the COVID-19 pandemic and lower oil prices on our current estimate of credit losses. As of December 31, 2020, there was no allowance for credit losses related to our accounts receivable and contract assets, nor any corresponding activities for the year ended December 31, 2020.

Materials and Supplies—Materials and supplies held for consumption are carried at average cost if acquired after the adoption of Fresh Start Accounting or at fair value if already outstanding upon the adoption of Fresh Start Accounting. Materials and supplies balances were presented net of allowances for excess or obsolete materials. As of December 31, 2020, there was no material and supplies balances.

Property and Equipment—Upon the adoption of Fresh Start Accounting, drillships and other property and equipment are recorded at fair value. Capital expenditures made subsequent to the adoption of Fresh Start Accounting, are recorded at cost. Ongoing maintenance, routine repairs and minor replacements are expensed as incurred.

Property and equipment are depreciated to their salvage value on a straight-line basis over the estimated useful lives of each class of assets. The estimated useful lives of property and equipment are as follows:

Years
Drillships and related equipment (Successor)	6-30

We review property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of our assets held and used may not be recoverable. Potential impairment indicators include steep declines in commodity prices and related market conditions, cold stacking of rigs or significant damage to the property and equipment that adversely affects the extent and manner of its use. We assess impairment using estimated undiscounted cash flows for the property and equipment being evaluated by applying assumptions regarding future operations, market conditions, dayrates, utilization and idle time. An impairment loss is recorded in the period if the carrying amount of the asset is not recoverable. During the Predecessor period in 2020, there were no long-lived asset impairments.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Deferred Certification and Major Maintenance Costs—We are required to obtain certifications from various regulatory bodies in order to operate our drilling rigs and maintain such certifications through periodic inspections and surveys. The costs incurred in connection with maintaining such certifications, including inspections, tests, surveys and drydock, as well as remedial structural work and other compliance costs, are deferred and amortized on a straight-line basis over the corresponding certification periods and included in operating expenses. We also perform periodic disassembly, inspection and applicable overhaul of our drilling and marine equipment based on manufacturers guidelines outside of our normal maintenance. These major maintenance costs incurred are deferred and amortized on a straight-line basis over the corresponding inspection periods and included in operating expenses. As of December 31, 2020, there was no deferred certification and major maintenance costs included in deferred costs, current and other assets on our consolidated balance sheet.

Deferred Financing Costs—Deferred financing costs associated with the Delayed Draw Term Loan Facility are carried at cost and are amortized to interest expense on a straight-line basis over the term of the Delayed Draw Term Loan Facility.

Foreign Currency Transactions—The consolidated financial statements are stated in U.S. dollars. We have designated the U.S. dollar as the functional currency for our foreign subsidiaries in international locations because we contract with clients, purchase equipment and finance capital using the U.S. dollar. Transactions in other currencies have been translated into U.S. dollars at the rate of exchange on the transaction date. Any gain or loss arising from a change in exchange rates subsequent to the transaction date is included as an exchange gain or loss. Monetary assets and liabilities denominated in currencies other than U.S. dollars are reported at the rates of exchange prevailing at the end of the reporting period. During the Predecessor period in 2020, foreign exchange losses were $0.4 million, recorded in other expense in our consolidated statement of operations.

Fair Value Measurements—We estimate fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market for the asset or liability. Our valuation techniques require inputs that are categorized using a three-level hierarchy as follows: (1) unadjusted quoted prices for identical assets or liabilities in active markets (“Level 1”), (2) direct or indirect observable inputs, including quoted prices or other market data, for similar assets or liabilities in active markets or identical assets or liabilities in less active markets (“Level 2”) and (3) unobservable inputs that require significant judgment for which there is little or no market data (“Level 3”). When multiple input levels are required for a valuation, we categorize the entire fair value measurement according to the lowest level input that is significant to the measurement even though we may have also utilized significant inputs that are more readily observable.

Share-Based Compensation—The grant date fair value of share-based awards granted to employees is recognized as an employee compensation expense over the requisite service period on a straight-line basis. The amount of compensation expense ultimately recognized is based on the number of awards that meet the vesting conditions at the vesting date. Any adjustments to the compensation cost recognized in our consolidated statement of operations for awards that are forfeited are recognized in the period in which the forfeitures occur. As of December 31, 2020, we had no outstanding share-based awards.

Leases—We recognize a right-of-use asset and a lease liability on our consolidated balance sheet for leases under which we are the lessee, after applying the short-term lease exemption. Operating lease right-of-use assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. For discount rate, we use our incremental borrowing rate based on information available at commencement date if the rate implicit in the lease cannot be readily determined. For our drilling contracts,

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

which contain a lease component, we apply the practical expedient to recognize revenues based on the service component, which we determined to be predominant. See Note 9.

Contingencies—We record liabilities for estimated loss contingencies when we believe a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, we adjust the estimated contingency loss accrual for changes in facts and circumstances that alter our previous assumptions with respect to the likelihood or amount of loss. We recognize legal fees related to loss contingencies as incurred.

Income Taxes—Income taxes are provided based upon the tax laws and rates in the countries in which our subsidiaries are registered and where their operations are conducted, and income and expenses are earned and incurred, respectively. We recognize deferred tax assets and liabilities for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the applicable enacted tax rates in effect in the year in which the asset is realized, or the liability is settled. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. Actual income taxes paid may vary from estimates depending upon changes in income tax laws, actual results of operations and the final audit of tax returns by taxing authorities. We recognize interest and penalties related to uncertain tax positions in income tax expense.

Subsequent Events—We evaluated subsequent events through April 1, 2021, the date the consolidated financial statements were available to be issued.

Recently Adopted Accounting Standards

Measurement of Credit Losses on Financial Instruments — On June 16, 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses based on an estimate of expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings. In April 2019, the FASB issued codification improvements to Topic 326 to clarify that all expected recoveries should be included in the estimate of the allowance for credit losses. We adopted the standard effective January 1, 2020 with no material effect on our consolidated statements of financial position, operations or cash flows or related disclosures.

Recently Issued Accounting Standards

Simplifications to Income Tax Accounting — On December 18, 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes certain exceptions for investments, intra-period allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. This update is effective for the Company for annual and interim periods beginning after January 1, 2022. We do not expect our adoption to have a material effect on our consolidated financial statements and related disclosures.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Note 5—Property and Equipment

Property and equipment consists of the following:

Successor
December 31, 2020
(in thousands)
Drillships and related equipment	$655,114
Accumulated depreciation	—

Property and equipment, net	$655,114

During the first quarter of 2020, the COVID-19 pandemic weakened demand for oil, and we saw significant cuts in the capital expenditure budgets for many exploration and production companies coupled with a severe oversupply of oil. The impact of these market conditions on our business has been direct and significantly negative. As a result, we determined an impairment indicator existed and we tested for impairment in the first quarter of 2020. We performed a recoverability test and determined that the estimated undiscounted cash flows of our drillships significantly exceeded their carrying amounts. As a result, no impairment loss was recorded. See Note 3 for the effects of Fresh Start Accounting on our property and equipment.

During the Predecessor period in 2020, depreciation expense was $107.5 million.

Note 6—Debt

Debt, net of debt premium (discount), consists of the following:

Successor
December 31, 2020
(in thousands)
Debt Obligations:
Delayed Draw Term Loan Facility	$—

Total long-term debt	$—

Pre-Petition Secured Debt

On October 30, 2020, the Debtors filed the Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code. Prior to the Petition Date, the Company had outstanding its First Lien Notes and Second Lien PIK Notes, as well as a $50.0 million first lien superpriority revolving credit facility (the “Revolving Credit Facility, and collectively with the Notes, the “Pre-Petition Secured Debt”). For a description of the Pre-Petition Secured Debt, see below.

The Company repaid the Revolving Credit Facility in full prior to the filing of the Chapter 11 Cases. The filing of the Bankruptcy Petitions constituted an event of default and immediate acceleration of all amounts due with respect to the Notes. As a result, the Notes became immediately due and payable and any efforts to enforce such payment obligations were automatically stayed as a result of the Chapter 11 proceedings.

On December 31, 2020, the Company emerged from the Chapter 11 proceedings, and issued membership interests and the New 2L Warrants in satisfaction of the claims under the Notes. As a result, the Pre-Petition Secured Debt is no longer outstanding.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Delayed Draw Term Loan Facility

On December 31, 2020, the Company, as borrower, certain subsidiaries of the Company, as guarantors, Cantor Fitzgerald Securities (“Cantor Fitzgerald”), as administrative agent, collateral agent and security trustee, and the lenders party thereto, entered into a credit agreement that provides an $80.0 million delayed draw term loan facility (the “Delayed Draw Term Loan Facility”). The Delayed Draw Term Loan Facility provides for an accordion feature, under which an additional $50.0 million may be borrowed. As of December 31, 2020, there were no amounts drawn on the facility.

The Delayed Draw Term Loan Facility will mature on December 31, 2025, at which time all principal is due and payable. Borrowings under the Delayed Draw Term Loan Facility bear interest, payable quarterly on the last day of each calendar quarter, entirely by increasing the then outstanding aggregate principal amount borrowed under the Delayed Draw Term Loan Facility at a rate of 12.0% (“PIK Interest”). During the eligible draw period from December 31, 2020 to June 30, 2022, the Company pays a quarterly fee equal to the product of 1.0% per annum and the average daily amount of the unused commitments.

The Delayed Draw Term Loan Facility is secured by first priority liens on all assets, including vessels, vessel earnings, stock, accounts receivable and UCC covered assets of the Company and its subsidiaries. The Company’s obligations under the Delayed Draw Term Loan Facility are guaranteed by all of the Company’s subsidiaries other than certain immaterial subsidiaries.

Amounts are available to be borrowed under the Delayed Draw Term Loan Facility until June 30, 2022, after which no amounts may be borrowed. Borrowings under the Delayed Draw Term Loan Facility must be made in minimum amounts of $25.0 million, and amounts repaid may not be re-borrowed. Borrowings under the Delayed Draw Term Loan Facility may be used to finance working capital needs and for general corporate purposes of the Company and its subsidiaries.

The Company may voluntarily prepay amounts outstanding under the Delayed Draw Term Loan Facility, in whole or in part, in minimum amounts of $1.0 million. The Company will be required to prepay amounts borrowed under the Delayed Draw Term Loan Facility: (a) with any net proceeds from asset sales in excess of $1.0 million after such cumulative proceeds received are greater than $25.0 million (with certain exceptions), (b) with 100% of any proceeds received from debt issuances or in connection with an event of loss, or (c) in full upon a change of control (as defined therein). A 1% prepayment premium applies to all optional prepayments and mandatory prepayments from debt issuances or a change of control if any of these prepayments occur within the first year following the closing date.

The Delayed Draw Term Loan Facility contains covenants customary for facilities of this type, limiting the ability of the Company and its subsidiaries to, among other things, (i) create or incur liens and/or additional debt, (ii) make certain restricted payments and investments; (iii) enter into certain transactions with affiliates, and (iv) change the flag jurisdiction outside of approved jurisdictions with respect to the vessels.

The Delayed Draw Term Loan Facility contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain other indebtedness; (iv) certain events of bankruptcy and insolvency; (v) failure to pay certain judgments; and (vi) an occurrence of a change of control (as defined therein). Upon an event of default, the lenders party to the Delayed Draw Term Loan Facility are entitled, subject to certain limitations, to declare any obligations of the Company or its subsidiaries to the lenders immediately due and payable and to take all actions permitted to be taken by a secured creditor.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Description of Pre-Petition Secured Debt

First Lien Notes

On September 26, 2018, Pacific Drilling First Lien Escrow Issuer Limited (the “First Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and wholly owned subsidiary of the Company, entered into an indenture (the “First Lien Notes Indenture”) with Wilmington Trust, National Association, as trustee (the “Trustee”) and collateral agent, relating to the issuance by the First Lien Escrow Issuer of the First Lien Notes. In November 2018, the First Lien Escrow Issuer merged into the Company and the Company assumed all obligations of the First Lien Escrow Issuer under the First Lien Notes Indenture.

While discussions with the Consenting Creditors regarding the terms of a potential consensual comprehensive restructuring of its indebtedness were continuing prior to the filing of the Bankruptcy Petitions, the Company did not make the $31.4 million interest payment due and payable on October 1, 2020 with respect to the First Lien Notes, and used the 30-day grace period provided under the First Lien Notes Indenture. The Company’s election to use the grace period did not trigger a cross-default under any of the Company’s debt obligations as the Company obtained all necessary waivers and/or consents.

The First Lien Notes accrued interest at a rate of 8.375% per annum, payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019, with a scheduled maturity date of October 1, 2023.

The First Lien Notes were secured by first-priority liens on substantially all assets of the Company and the guarantors (other than certain excluded property), including (i) vessels, (ii) books and records, (iii) certain deposit accounts and the amounts contained therein, (iv) assignments of proceeds of hull and machinery and loss of hire insurance, (v) assignments of earnings from drilling contracts, and (vi) equity interests owned by the Company and the guarantors, in each case, subject to certain exceptions.

Effective December 31, 2020, pursuant to the Plan, we issued membership interests in satisfaction of the First Lien Notes and thus they are no longer outstanding.

Second Lien PIK Notes

On September 26, 2018, Pacific Drilling Second Lien Escrow Issuer Limited (the “Second Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company, entered into an indenture (the “Second Lien PIK Notes Indenture”) with the Trustee, as trustee and junior lien collateral agent, relating to the issuance by the Second Lien Escrow Issuer of approximately $273.6 million aggregate principal amount of Second Lien PIK Notes. Approximately $23.6 million aggregate principal amount was issued as a commitment fee to an ad hoc group of holders of our pre-petition notes in exchange for their agreement to backstop the issuance of the Second Lien PIK Notes. In November 2018, the Second Lien Escrow Issuer merged into the Company and the Company assumed all obligations of the Second Lien Escrow Issuer under the Second Lien PIK Notes Indenture.

While discussions with the Consenting Creditors regarding the terms of a potential consensual comprehensive restructuring of its indebtedness were continuing prior to the filing of the Bankruptcy Petitions, the Company did not make the $19.6 million interest payment due and payable on October 1, 2020 with respect to the Second Lien PIK Notes, and used the 30-day grace period provided under the Second Lien PIK Notes Indenture. The Company’s election to use the grace period did not trigger a cross-default under any of the Company’s debt obligations as the Company obtained all necessary waivers and/or consents.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

For each interest period, interest was payable, at the option of the Company, (i) entirely in cash at a rate of 11.0% (“Cash Interest”), (ii) entirely through the issuance of additional Second Lien PIK Notes having the same terms and conditions as the Second Lien PIK Notes issued in the initial Second Lien PIK Notes offering in a principal amount equal to the amount of interest then due and payable or by increasing the then outstanding aggregate principal amount of Second Lien PIK Notes at a rate of 12.0% (“PIK Interest”) or (iii) 50% as Cash Interest and 50% as PIK Interest.

Interest on the Second Lien PIK Notes was payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019, and the Second Lien PIK Notes had a scheduled maturity date of April 1, 2024. As of December 31, 2020, the Company made the following payments in the form of PIK Interest:

Payment Date	PIK Interest
(in thousands)
April 1, 2019	$16,873
October 1, 2019	17,429
April 1, 2020	18,475

The Second Lien PIK Notes were jointly and severally and fully and unconditionally guaranteed on a senior secured basis by all of the Company’s subsidiaries that guaranteed the Company’s First Lien Notes and were secured by second-priority liens on all of the assets of the Company and the guarantors that also served as collateral for the Company’s First Lien Notes.

Effective December 31, 2020, pursuant to the Plan, we issued membership interests and New 2L Warrants in satisfaction of the Second Lien PIK Notes and thus they are no longer outstanding.

Revolving Credit Facility

On February 7, 2020, PDSA, as borrower, Angelo, Gordon Energy Servicer, LLC (“Angelo Gordon”), as administrative agent and the lenders party thereto, entered into the Revolving Credit Facility. In early 2020, the full available amount of $50.0 million was drawn on the facility. All borrowings under the Revolving Credit Facility were incurred at the PDSA level. The Revolving Credit Facility was scheduled to mature on April 1, 2023.

Borrowings under the Revolving Credit Facility bore interest at a rate determined by reference to the then effective three-month LIBO rate, with a 1.5% floor, adjusted for statutory reserve requirements, plus an applicable percentage of 7.5%, payable quarterly. The Company paid a quarterly commitment fee at a 1.5% annual rate for unused commitments. The Company was required to pay a “prepayment premium” in connection with prepayments resulting in termination of the Revolving Credit Facility equal to 2% of the principal amount of such commitments terminated during the first 12 months following the closing date.

On October 30, 2020, prior to the filing of the Bankruptcy Petitions, the Company repaid in full the $50.0 million Revolving Credit Facility plus accrued interest and prepayment premium, and the Revolving Credit Facility was terminated. The transaction resulted in a $1.0 million of loss on debt extinguishment. Upon such repayment, the Revolving Credit Facility and all commitments thereunder were terminated, all liens and security interests granted to secure the obligations under the Revolving Credit Facility were automatically terminated, and the Company and its agents and designees were authorized to file such termination statements and releases in order to permit the termination of such liens and security interests.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Debt Premium (Discount) and Deferred Financing Costs

As a result of the filing of the Bankruptcy Petitions, we wrote off $6.1 million of unamortized net debt premium associated with our First Lien Notes and Second Lien PIK Notes and $1.6 million of deferred financing costs associated with the Revolving Credit Facility as of December 31, 2020. The net effect of such write-offs is presented as “Write-off of debt premium, net” in the consolidated statement of operations.

Note 7—Income Taxes

Pacific Drilling S.A., our former parent company and a Luxembourg resident, is subject to Luxembourg corporate income tax and municipal business tax at a combined rate of 24.9% for the year ended December 31, 2020. Qualifying dividend income and capital gains on the sale of qualifying investments in subsidiaries are exempt from Luxembourg corporate income tax and municipal business tax. Consequently, the Company expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Luxembourg corporate income tax and municipal business tax.

Under the Plan, the Notes were cancelled and extinguished in exchange for membership interests of Pacific Drilling Company LLC, resulting in cancellation of debt income (“CODI”) for Pacific Drilling S.A. of $382.2 million as calculated under Luxembourg accounting and tax principles. Article 52 of Luxembourg Income Tax Law generally provides for an exemption from income tax for CODI that remains after the utilization of net operating losses. As part of the Plan, certain intercompany debt was extinguished, resulting in bad debt losses for Pacific Drilling S.A., which together with its available net operating losses, is sufficient to fully offset CODI of Pacific Drilling S.A. that resulted from the Plan.

Income taxes have been provided based on the laws and rates in effect in the countries in which our operations are conducted or in which our subsidiaries are considered residents for income tax purposes. Our income tax expense or benefit arises from our mix of pretax earnings or losses, respectively, in the international tax jurisdictions in which we operate. Because the countries in which we operate have different statutory tax rates and tax regimes with respect to one another, there is no expected relationship between the provision for income taxes and our income or loss before income taxes.

Income (Loss) before income taxes consists of the following:

Predecessor
Year Ended
December 31, 2020
(in thousands)
Cayman Islands	$(78,783)
Luxembourg	210,708
United States	(23,161)
British Virgin Islands	(525,668)
Gibraltar	(222,116)
Hungary	(280,673)
Liberia	(121,751)
Other jurisdictions	(27,805)

Loss before income taxes	$(1,069,249)

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

The components of income tax provision consist of the following:

Predecessor
Year Ended
December 31, 2020
(in thousands)
Current income tax expense:
Luxembourg	$1,393
United States	3,435
Other foreign	2,467

Total current	7,295
Deferred tax expense:
Luxembourg	805
United States	267

Total deferred	1,072

Income tax expense	$8,367

A reconciliation between the Luxembourg statutory rate of 24.9% for the year ended December 31, 2020 and our effective tax rate is as follows:

Predecessor
Year Ended December 31, 2020
Statutory rate	24.9%
Effect of tax rates different from the Luxembourg statutory tax rate	(14.4)%
Change in valuation allowance	(11.2)%
Equity based compensation shortfall	(0.1)%
Change in enacted statutory tax rates	0.1%
Adjustments related to prior years	(0.1)%

Effective tax rate	(0.8)%

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

The components of deferred tax assets and liabilities consist of the following:

Successor
December 31, 2020
(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$780,498
Depreciation and amortization	25,783
Accrued payroll expenses	746
Deferred revenue	40
Interest expense limitation carryforward	13,541
Other	305

Deferred tax assets	820,913
Less: valuation allowance	(814,350)

Total deferred tax assets	$6,563
Deferred tax liabilities:
Depreciation and amortization	$(35)
Other	(906)

Total deferred tax liabilities	$(941)

Net deferred tax assets	$5,622

As of December 31, 2020, the Company had gross deferred tax assets of $780.5 million related to loss carry forwards in various worldwide tax jurisdictions. The majority of the loss carry forwards are in Luxembourg and have a related gross deferred tax asset of $729.5 million that expire starting in 2034. The remaining loss carry forwards have no expiration.

A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2020, the valuation allowance for deferred tax assets was $814.4 million.

We previously considered the earnings of certain of our subsidiaries to be indefinitely reinvested. As of December 31, 2020, we are no longer permanently reinvesting their earnings and have recorded the deferred and current tax liability on their earnings. Such tax liabilities shall be due upon actual or deemed distributions to their respective parent owner.

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of December 31, 2020, we had $43.5 million of unrecognized tax benefits which were included in other long-term liabilities on our consolidated balance sheet and would impact our consolidated effective tax rate if realized. To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our consolidated balance sheet. During the Predecessor period in 2020, there were no unrecognized tax benefits.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

As of December 31, 2020, we have no accrued interest and penalties related to uncertain tax positions on our balance sheet as such payments would not be required by law.

The Company is subject to taxation in various U.S., foreign, and state jurisdictions in which it conducts business. Tax years as early as 2011 remain subject to examination. As of December 31, 2020, the Company has ongoing tax audits in Nigeria and Brazil.

Note 8—Revenue from Contracts with Clients

Our contracts generally provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. Such compensation is recognized as revenue when our performance obligation is satisfied, the termination fee can be reasonably measured, and collection is probable. For the Predecessor period in 2020, our revenue included $14.2 million of termination fees as a result of client cancellations.

Contract Assets and Liabilities

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Payment terms on invoiced amounts are typically 30 days.

Contract assets consist of demobilization revenue that we expect to receive and is recognized ratably throughout the contract term but invoiced upon completion of the demobilization activities. Once the demobilization revenue is invoiced, the corresponding contract asset is transferred to accounts receivable.

Contract liabilities include payments received for mobilization, contract preparation and capital upgrade activities, which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

Contract assets and liabilities are netted at a contract level, such that deferred revenue for mobilization, contract preparation and capital upgrade (contract liabilities) is netted with any accrued demobilization revenue (contract asset) for each applicable contract. Any net current contract asset and liability balances are included in “Prepaid expenses and other current assets” and “Deferred revenue, current,” respectively, and any net noncurrent contract asset and liability balances are included in “Other assets” and “Deferred revenue,” respectively, on our consolidated balance sheet.

The following table provides information about trade receivables, contract assets and contract liabilities:

Successor
December 31, 2020
(in thousands)
Trade receivables, net	$12,138
Current contract assets	137

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Significant changes in contract assets and contract liabilities for the year ended December 31, 2020 are as follows:

	Contract Assets	Contract Liabilities
	(in thousands)
Balance at January 1, 2020	$—	$7,567
Decrease due to amortization of deferred revenue	—	(12,090)
Increase due to billings related to mobilization revenue and capital upgrades	—	5,581
Increase due to demobilization revenue recognized	5,125	—
Decrease due to billing of demobilization fee	(5,000)	—
Decrease due to Fresh start accounting adjustments (Note 3)	—	(1,070)
Transfers between balances	12	12

Balance at December 31, 2020	$137	$—

Contract Fulfillment Costs

As of December 31, 2020, there was no contract fulfillment costs on our consolidated balance sheet. During the Predecessor period in 2020 amortization of such costs was $19.2 million.

Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. Costs incurred for capital upgrades for a contract are capitalized as property and equipment and depreciated over the estimated useful life of the asset.

Future Amortization of Contract Liabilities

As of December 31, 2020, there is no revenue expected to be recognized in the future related to unsatisfied performance obligations. We have applied the optional exemption in Topic 606 and have not disclosed the variable consideration related to our estimated future dayrate revenue.

Note 9—Leases

Our leasing activities primarily consist of operating leases with our integrated services subcontractors, corporate offices and regional shorebase offices. The components and other information related to leases are as follows:

Predecessor
Year Ended December 31, 2020
(in thousands)
Lease Expense
Operating lease cost	$28,644

Supplemental Cash Flows Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,348
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	—

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. We account for lease and non-lease components of our operating leases as a single component except for agreements with our integrated services subcontractors, which we account for the components separately.

As of December 31, 2020, there were no right-of-use asset and lease liability recognized on our consolidated balance sheet for leases under which we are the lessee, after applying the short-term lease exemption.

Note 10—Equity

The Predecessor’s share capital was $825,000, or 82.5 million shares, of which approximately 75.0 million shares were issued and outstanding and the remaining approximately 7.5 million authorized shares were issued to its indirect wholly-owned subsidiary, Pacific Drilling Administrators Limited and reserved for issuance pursuant to the Predecessor’s 2018 Stock Plan.

Pursuant to the Plan, PDSA transferred all of its outstanding ownership interests in its sole, direct, wholly-owned subsidiary, Pacific Drilling Company LLC, to the holders of PDSA’s pre-petition Notes, leaving PDSA with no material assets, and PDSA’s common shares were deemed worthless, released, extinguished and discharged and such common shares were transferred to Pacific Drilling Holding (Delaware) LLC, an indirect, wholly-owned subsidiary of the reorganized Company. On the Plan Effective Date, Pacific Drilling Company LLC, which became our group parent company, issued to holders of the Notes an aggregate of 2,500,000 membership interests in the reorganized Company in exchange for their claims, with holders of the First Lien Notes receiving their pro rata share of 91.5%, or approximately 2,287,500 membership interests, and the holders of the Second Lien PIK Notes receiving their pro rata share of 8.5%, or approximately 212,500 membership interests, in each case subject to dilution on account of the equity issued, if any, pursuant to the New 2L Warrants and the Management Incentive Plan.

On the Plan Effective Date, Pacific Drilling Company LLC also issued 441,176 New 2L Warrants to holders of the Second Lien PIK Notes to purchase their pro rata share of 15% of the reorganized Company’s membership interests, exercisable at an initial exercise price of $300 per interest. The New 2L Warrants are exercisable at any time until December 31, 2027, and will be automatically exercised on the date of consummation of any liquidity event resulting in the sale or exchange of all or substantially all of the membership interests of the Company to one or more third parties (whether by merger, sale, recapitalization, consolidation, combination or otherwise) or the sale, directly or indirectly, by the Company of all or substantially all of the assets of the Company taken as a whole; or a liquidation, dissolution or winding up of the Company. The New 2L Warrants are classified as equity and valued at $56.9 million upon issuance, which was recorded within membership capital. As of December 31, 2020, no New 2L Warrants had been exercised.

As of December 31, 2020, the Company’s equity consisted of 2.5 million membership interests, all of which were issued and outstanding or reserved for issuance to holders of Notes. Pursuant to the Plan, the holders of the Notes have until June 30, 2021 to tender their Notes in exchange for membership interests.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Note 11—Share-Based Compensation

We recorded share-based compensation expense and related tax benefit within our consolidated statement of operations as follows:

Predecessor
Year Ended December 31, 2020
(in thousands)
Operating expenses	$1,927
General and administrative expenses	7,376

Share-based compensation expense	9,303
Tax benefit (a)	(1,316)

Total	$7,987

(a)	The effects of tax benefit from share-based compensation expense are included within income tax expense in our consolidated statement of operations.

In November 2018, the board of directors of the Predecessor approved the 2018 Stock Plan pursuant to which the Company was authorized to issue up to 7.5 million common shares to 2018 Stock Plan participants using various types of stock-based incentive awards, including stock options, restricted shares, restricted share units and other equity-based awards. The compensation committee of the Predecessor board of directors determined, subject to board approval, the terms and conditions of equity awards made to participants under the 2018 Stock Plan.

For the Predecessor, the 2018 Stock Plan provided for the grant of equity-based or equity-related awards to directors, officers, employees and consultants. Prior to our emergence from bankruptcy on December 31, 2020, all equity-based awards granted under the 2018 Stock Plan were cancelled and are no longer outstanding.

Time-Based Restricted Share Units (“RSUs”)

Pursuant to the 2018 Stock Plan, in 2020, the board of directors of the Predecessor approved the issuance of 0.1 million time-based RSUs to certain members of senior management and employees. The RSUs were scheduled to generally vest in equal annual installments over three years, starting on January 1, 2020.

A summary of time-based RSU activity for the year ended December 31, 2020 is as follows:

	Number of Restricted Share Units	Weighted-Average Grant-Date Fair Value
	(in thousands)	(per share)
Nonvested — January 1, 2020 (Predecessor)	1,223	$14.15
Granted	119	0.53
Vested	(258)	14.88
Cancelled or forfeited	(1,084)	12.48

Nonvested — December 31, 2020 (Predecessor)	—	$—

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Performance-Based Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”)

Pursuant to the 2018 Stock Plan, in December 2018, the board of directors of the Predecessor granted an aggregate of 0.3 million performance-based RSUs to our then Chairman of the Board and our Chief Executive Officer. The performance-based RSUs were scheduled to vest only upon a change of control based on an internal rate of return calculation on such date and did not meet the threshold for expense recognition under GAAP.

During the year ended December 31, 2020, the board of directors of the Predecessor approved the issuance of 0.3 million PSUs to certain members of our senior management. The PSUs were subject to achievement of a relative total shareholder return performance goal as compared to a specified peer group. These PSUs were scheduled to vest on December 31, 2021 and the number of shares issued on that date, if any, was dependent upon the level of achievement of the performance goal. To measure the fair value of the PSUs, we used a Monte Carlo simulation model. The fair value of the PSUs was amortized on a straight-line basis to expense over the vesting period.

A summary of PSU activity for the year ended December 31, 2020 is as follows:

	Number of Performance Share Units	Weighted-Average Grant-Date Fair Value
	(in thousands)	(per share)
Nonvested — January 1, 2020 (Predecessor)	375	$15.43
Granted	319	0.55
Vested	—	—
Cancelled or forfeited	(694)	8.59

Nonvested — December 31, 2020 (Predecessor)	—	$—

During the third quarter of 2020, the Company modified its incentive programs and cancelled all outstanding equity compensation awards granted to key executive officers and employees with the concurrent grant of new cash retention and incentive bonuses. The retention bonuses are subject to service-based vesting through the earlier of: (i) August 3, 2021 and (ii) the effective date of the Company’s Plan of Reorganization (the “Vesting Date”), except with respect to five executive officers, for whom the Vesting Date is the earlier of August 3, 2021 and the effective date of any change in control of the Company. The incentive bonuses are subject to both (i) performance-based vesting upon the Company’s achievement of certain performance metrics during the third and fourth quarters of the Company’s 2020 fiscal year and (ii) service-based vesting through either the payment date of the bonus (for non-executive employees) or the Vesting Date (for executive officers). We accounted for the transaction as a modification of unvested share-based compensation awards, which resulted in the transfer of $0.2 million from equity to liability.

As of December 31, 2020, we had no unvested awards of RSUs and PSUs outstanding and no related compensation cost to be recognized.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Note 12—Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of December 31, 2020. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. The following table presents the carrying value and estimated fair value of our cash and cash equivalents and warrants:

	Successor
	December 31, 2020
	Carrying Value	Estimated Fair Value
(in thousands)
Cash and cash equivalents	$103,337	$103,337
New 2L Warrants	56,876	56,876

Our cash equivalents include money market instruments with original maturities of three months or less. We estimate the fair values of our debt using quoted market prices to the extent available and significant other observable inputs, which represented Level 2 fair value measurements.

We estimate the fair value of the New 2L Warrants by applying a Monte-Carlo simulation model and a Black-Scholes model. The Black-Scholes model is a pricing model used to estimate the theoretical price or fair value for a European-style call or put option/warrant based on membership interest unit price, exercise price, time to maturity, risk-free rate, volatility, dividend yield and significant other unobservable inputs, which represent Level 3 fair value measurements.

Note 13—Commitments and Contingencies

Commitments—As of December 31, 2020, we had no material commitments.

Bank Guarantee—As of December 31, 2020, we were contingently liable under a certain bank guarantee totaling approximately $5.4 million issued as security in the normal course of our business.

Contingencies—It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On the Petition Date, Pacific Drilling S.A. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. As a result of the Chapter 11 proceedings, attempts to prosecute, collect, secure or enforce remedies with respect to pre-petition claims against us were subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, including litigation relating to us and our subsidiaries that were Debtors in the Chapter 11 Cases. On December 31, 2020, the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. See Note 2.

In January 2013, the Zonda Debtors (described in Note 2) entered into, and/or guaranteed a construction contract with Samsung Heavy Industries Co. Ltd (“SHI”) for the construction of the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015 (the “Construction

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Contract”). On October 29, 2015, the Zonda Debtors exercised their right to rescind the Construction Contract due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected the rescission, and on November 25, 2015, formally commenced an arbitration proceeding against the Zonda Debtors in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract) (the “Tribunal”), seeking the final installment of the purchase price under the Construction Contract.

On January 15, 2020, the Tribunal awarded SHI approximately $320 million with respect to its claims against the Zonda Debtors. The award does not include approximately $100 million in interest and costs sought by SHI, on which the Tribunal reserved making a decision to a later date. On February 11, 2020, the Zonda Debtors filed an application with the High Court in London seeking permission to appeal the Tribunal’s award. On October 15, 2020, the High Court in London denied the application by the Zonda Debtors.

In the Predecessor’s 2017 Chapter 11 proceedings, SHI asserted claims against the Zonda Debtors, secured by the Pacific Zonda, for approximately $387.4 million, for the remaining unpaid purchase price, interest and costs. On November 19, 2018, the Predecessor and certain of its subsidiaries other than the Zonda Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the 2018 Plan. The Zonda Debtors filed a separate plan of reorganization (the “Zonda Plan”) which was confirmed by order of the 2017 Bankruptcy Court on January 30, 2019. Following the denial of the Zonda Debtors’ application to appeal the Tribunal’s award, the Zonda Plan was declared effective on December 21, 2020, and a liquidation trust agreement established under the Zonda Plan became effective. The Company expects that the Zonda Debtors will be liquidated in accordance with the terms of the Zonda Plan.

On December 20, 2018, after the Predecessor and its subsidiaries other than the Zonda Debtors had completed the 2018 Plan and emerged from bankruptcy, SHI filed with the 2017 Bankruptcy Court an untimely secured contingency claim against Pacific Drilling S.A., our then parent company, in the amount of approximately $387.4 million. We filed an objection to the claim on the basis that the claim should be disallowed due to its being filed long after the May 1, 2018 claims bar date established by order of the 2017 Bankruptcy Court. On March 26, 2020, the 2017 Bankruptcy Court sustained our objection and expunged SHI’s claim, and on May 8, 2020, the 2017 Bankruptcy Court issued an order closing the Company’s 2017 bankruptcy case.

On December 14, 2020, the liquidation trustee appointed under the liquidation trust under the Zonda Plan and SHI each filed objections to the Predecessor’s Plan. On December 21, 2020, the Bankruptcy Court issued the Confirmation Order confirming the Plan. Under the Plan, which was declared effective on December 31, 2020, any claims or causes of action asserted, or that may be asserted, by the Zonda Debtors are general unsecured claims that received no distribution under the Plan, and were released, extinguished, and discharged by the Plan. On December 30, 2020, the liquidation trustee, and on January 4, 2021, SHI, each filed an appeal of the Confirmation Order to the United States District Court for the Southern District of Texas, but did not seek a stay of the Confirmation Order. Accordingly, the Plan was declared effective on December 31, 2020 and the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan.

As a result of the Tribunal’s decision, we have eliminated our investment and net receivable balances related to the Zonda Debtors as of December 31, 2019. As of December 31, 2019, we had no cost basis in our investment in the Zonda Debtors and discontinued the equity method of accounting.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Note 14—Concentrations of Credit and Market Risk

Financial instruments that potentially subject the Company to credit risk are primarily cash equivalents, restricted cash and accounts receivable. At times, cash equivalents and restricted cash may be in excess of FDIC insurance limits.

With regard to accounts receivable, we have an exposure from our concentration of clients within the oil and natural gas industry. This industry concentration has the potential to impact our exposure to credit and market risks as our clients could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration has been largely offset by the creditworthiness of our client base.

During the Predecessor period in 2020, the percentage of revenues earned from our clients was as follows:

Predecessor
Year Ended December 31, 2020
Petronas	29.4%
Total	23.2%
Equinor	19.7%
Eni	13.2%
Chevron	11.7%
Murphy	2.8%

During the Predecessor period in 2020 the percentage of revenues earned by geographic area, based on drilling location, was as follows:

Predecessor
Year Ended December 31, 2020
United States	54.6%
Mauritania	29.4%
Oman	13.2%
Mexico	2.8%

Note 15—Variable Interest Entities

The carrying amounts associated with our consolidated variable interest entities, after eliminating the effect of intercompany transactions, were as follows:

Successor
December 31, 2020
(in thousands)
Assets	$157
Liabilities	(121)

Net carrying amount	$36

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

PIDWAL is a joint venture formed to provide drilling services in Nigeria. During the Predecessor period in 2020, PIDWAL had a 50.1% ownership interest in two of our rig holding subsidiaries, PBL and PSL, and we owned 49.9% of such entities through our wholly-owned subsidiary PDL. PIDWAL’s interest in the rig holding subsidiaries was held through a holding company, Pacific Drillship Nigeria Limited (“PDNL”), of which it owns 99.9%, and PDL owns the remaining 0.1%. As of December 31, 2020, PBL and PSL were owned 100% by PDL. We determined that each of these companies met the criteria of a variable interest entity for accounting purposes because its equity at risk was insufficient to permit it to carry on its activities without additional subordinated financial support from us. We also determined that we were the primary beneficiary for accounting purposes since (a) for PIDWAL, we had the power to direct the day-to-day management and operations of the entity, and for PDNL, we had the power to secure and direct its equity investment, which were the activities that most significantly impact each entity’s economic performance, and (b) we had the obligation to absorb losses or the right to receive a majority of the benefits that could be potentially significant to the variable interest entities. As a result, we consolidate PIDWAL and PDNL in our consolidated financial statements.

During the Predecessor period in 2020, we provided financial support to PIDWAL to enable it to operate as a going concern by funding its working capital via intercompany loans and payables.

During the Predecessor period in 2020, we provided financial support to PDNL to fund its equity investment in our rig-owning entities operating in Nigeria via intercompany loans.

Note 16—Retirement Plans

We sponsor a defined contribution retirement plan covering substantially all U.S. employees and an international savings plan covering international employees. During the Predecessor period in 2020, our total employer contributions to both plans amounted to $2.2 million.

Note 17—Supplemental Cash Flow Information

During the Predecessor period in 2020, we paid $34.3 million of interest in cash. During the Predecessor period in 2020, we paid income taxes of $5.2 million.

During the Predecessor period in 2020 we paid $13.8 million in reorganization items.

During the Predecessor period in 2020, the following non-cash financing activities occurred:

•	Holders of the Notes received an aggregate of 2,500,000 membership interests in the reorganized Company valued at $697.3 million in exchange for their claims.

•	Holders of the Second Lien PIK Notes received 441,176 New 2L Warrants valued at $56.9 million in exchange for their claims.

Within our consolidated statement of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the Predecessor period in 2020, change in accrued capital expenditures was $(6.4) million.

PACIFIC DRILLING COMPANY LLC AND SUBSIDIARIES (SUCCESSOR)

PACIFIC DRILLING S.A. AND SUBSIDIARIES (PREDECESSOR)

Notes to Consolidated Financial Statements — Continued

Note 18—Subsequent Event

On March 24, 2021, the Company entered into a definitive merger agreement with Noble Corporation (“Noble”) under which Noble will acquire the Company in an all-stock transaction. As part of the transaction, the holders of the Company’s membership interests will receive 16.6 million ordinary shares, par value $0.00001 per share, of Noble (the “Noble Shares”), after such Noble Shares are reduced by such number of Noble Shares payable to the holders of the Company’s New 2L Warrants pursuant to the terms of such New 2L Warrants, which translates into the Company’s equity holders receiving at closing approximately 24.9% of the outstanding shares of Noble.

The definitive merger agreement was unanimously approved by the Boards of both the Company and Noble, and has also been approved by over a majority of the Company’s members. No shareholder vote is required for Noble to close the transaction. The merger is subject to customary closing conditions and is expected to close in April 2021.

Report of Independent Auditors

To the Board of Directors of The Drilling Company of 1972 A/S

Opinion

We have audited the accompanying consolidated financial statements of The Drilling Company of 1972 A/S and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

9 March, 2022

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED INCOME STATEMENTS

	Notes	2021	2020	2019
		USD million
Revenue	1.1, 1.2	1,267	1,096	1,222
Cost of sales (exclusive of depreciation and amortization shown separately below)	1.3	(921)	(807)	(807)
Special items	1.4	(21)	(42)	(16)
Depreciation and amortization	2.1, 2.2, 2.3	(213)	(286)	(387)
Impairment (losses)/reversals	2.4	11	(1,580)	(34)
Gain/(loss) on sale of non-current assets	1.7	256	(2)	8
Share of results in joint ventures		(1)	(1)	(2)

Profit/loss before financial items		378	(1,622)	(16)
Financial income	1.5	14	15	26
Financial expenses	1.5	(75)	(87)	(94)

Profit/loss before tax		317	(1,694)	(84)
Tax	1.6	(26)	41	(29)

Profit/loss for the year		291	(1,653)	(113)

Earnings in USD per share of DKK 10 for the year	4.1	7.0	(39.9)	(2.7)
Diluted earnings in USD per share of DKK 10 for the year	4.1	7.0	(39.9)	(2.7)

The accompanying notes are an integral part of these consolidated financial statements.

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	2021	2020	2019
		USD million
Profit/loss for the year		291	(1,653)	(113)

Cash flow hedges:
Value adjustment of hedges for the year	3.5	(3)	(20)	(29)
Reclassified to income statement		11	13	8

Total items that have or will be reclassified to the income statement		8	(7)	(21)
Actuarial gains/losses on defined benefit plans, etc.		—	—	(2)

Total items that will not be reclassified to the income statement		—	—	(2)

Other comprehensive income, net of tax		8	(7)	(23)

Total comprehensive income for the year		299	(1,660)	(136)

The accompanying notes are an integral part of these consolidated financial statements.

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	2021	2020	2019
		USD million
Profit/loss before financial items		378	(1,622)	(16)
Depreciation, amortization and impairment losses/reversals, net	2.1, 2.2, 2.3, 2.4	202	1,866	421
Gain on sale of non-current assets	1.7	(256)	—	(8)
Loss on sale of non-current assets		—	2	—
Change in working capital	2.11	(8)	27	57
Change in provisions		(14)	5	(13)
Other non-cash items		6	(2)	3
Taxes paid, net		7	(9)	(24)

Cash flow from operating activities		315	267	420

Purchase of property, plant and equipment	2.11	(101)	(186)	(307)
Sale of property, plant and equipment	1.7	405	38	8
Other financial investments		(3)	(2)	(4)

Cash flow from/used for investing activities		301	(150)	(303)

Interest received		—	2	6
Interest paid		(54)	(64)	(83)
Repayment of borrowings	3.3	(229)	(137)	(103)
Purchase of treasury shares		—	(5)	—

Cash flow used for financing activities		(283)	(204)	(180)

Net cash flow for the year		333	(87)	(63)

Cash and bank balances January 1		226	310	372
Currency translation effect on cash and bank balances		(2)	3	1

Cash and bank balances December 31		557	226	310

Cash and bank balances comprise cash on hand and short-term (less than 90 days) deposits which are readily convertible to cash.

Cash and bank balances at December 31, 2021 include USD 13 million (2020: USD 14 million; 2019: USD 14 million) that relates to cash and bank balances in countries with exchange control or other restrictions. These funds are not readily available for general use by Maersk Drilling.

The accompanying notes are an integral part of these consolidated financial statements.

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

	Notes	2021	2020	2019
		USD million
Intangible assets	2.1	14	15	31
Property, plant and equipment	2.2, 2.4	2,813	3,053	4,731
Right-of-use assets	2.3	23	28	31
Financial non-current assets		6	6	5
Deferred tax	2.5	17	15	3

Total non-current assets		2,873	3,117	4,801

Trade receivables	3.4	238	210	264
Tax receivables		4	14	16
Other receivables	2.6	54	76	47
Prepayments	2.7	56	76	41

Receivables, etc.		352	376	368

Cash and bank balances		557	226	310
Assets held for sale	2.2	—	—	38

Total current assets		909	602	716

Total assets		3,782	3,719	5,517

Share capital		63	63	63
Reserves and retained earnings		2,257	1,954	3,617

Total equity		2,320	2,017	3,680

Borrowings, non-current	2.3, 3.3	926	1,149	1,273
Provisions	2.8	9	5	2
Deferred tax	2.5	27	12	47
Derivatives	3.5	16	33	22

Other non-current liabilities		52	50	71

Total non-current liabilities		978	1,199	1,344

Borrowings, current	2.3, 3.3	136	136	136
Provisions	2.8	2	15	13
Trade payables		164	167	180
Tax payables		77	65	69
Other payables	2.9	65	58	63
Deferred income	2.10	40	62	32

Other current liabilities		348	367	357

Total current liabilities		484	503	493

Total liabilities		1,462	1,702	1,837

Total equity and liabilities		3,782	3,719	5,517

The accompanying notes are an integral part of these consolidated financial statements.

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Hedge Reserve	Retained Earnings	Total Equity
	USD million
2019
Equity January 1, 2019	63	(2)	3,753	3,814
Other comprehensive income, net of tax	—	(21)	(2)	(23)
Profit/loss for the year	—	—	(113)	(113)

Total comprehensive income for the year	—	(21)	(115)	(136)

Value of share-based payments	—	—	3	3
Other equity movements	—	—	(1)	(1)

Total transactions with shareholders	—	—	2	2

Equity December 31, 2019	63	(23)	3,640	3,680

2020
Other comprehensive income, net of tax	—	(7)	—	(7)
Profit/loss for the year	—	—	(1,653)	(1,653)

Total comprehensive income for the year	—	(7)	(1,653)	(1,660)

Value of share-based payments	—	—	2	2
Purchase of own shares	—	—	(5)	(5)

Total transactions with shareholders	—	—	(3)	(3)

Equity December 31, 2020	63	(30)	1,984	2,017

2021
Other comprehensive income, net of tax	—	8	—	8
Profit/loss for the year	—	—	291	291

Total comprehensive income for the year	—	8	291	299

Value of share-based payments	—	—	4	4

Total transactions with shareholders	—	—	4	4

Equity December 31, 2021	63	(22)	2,279	2,320

The accompanying notes are an integral part of these consolidated financial statements.

Date of authorization for issue:

These consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 were authorized for issue by the Board of Directors on ##, 2022.

0.0 Basis of preparation

These consolidated financial statements reflect the consolidated figures for The Drilling Company of 1972 A/S (the “Company”) and its subsidiaries (the “Maersk Drilling Group” or “Maersk Drilling”). These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

All amounts in these consolidated financial statements are stated in United States Dollars (USD) and rounded to the nearest million. The accounting policies described have been applied consistently for the financial years 2021, 2020 and 2019 (unless otherwise stated).

Founding of The Drilling Company of 1972 A/S

The Company was incorporated on April 2, 2019 in connection with the separation of the Maersk Drilling activities from the A.P. Moller—Maersk Group via a demerger of A.P. Møller—Mærsk A/S and a separate listing of the Company. Following the listing, the ultimate owner, A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal retained control over the entity. A.P. Møller—Mærsk A/S injected 100% of the shares in Maersk Drilling Holding A/S, including this Company’s subsidiaries, as well as certain ancillary assets and liabilities to the Company.

The net impact of the separation was a capital contribution of USD 4 million reflecting the net value of the other assets and liabilities contributed. Prior to the transaction, all operating activities of the Maersk Drilling Group were performed by Maersk Drilling Holding A/S and its subsidiaries. The consolidated financial statements have been prepared as if the Company had always been the parent company of the Maersk Drilling Group, and comparative figures have therefore been prepared as if the assets and liabilities contributed were always part of the Maersk Drilling Group. The Company was officially listed on Nasdaq Copenhagen with the first trading day being April 4, 2019. Following the separation, A.P. Møller—Mærsk A/S ceased to have a controlling interest in the Maersk Drilling Group. A.P. Møller—Mærsk A/S is still considered a related party of Maersk Drilling as both companies are under the common control of A.P. Møller Holding A/S.

Reserves

The reserve for hedges is the only reserve presented in the consolidated statement of changes in equity. The reserve for hedges represents the accumulated fair value of hedging instruments qualifying for cash flow hedge accounting, net of tax. The reserve is transferred to the income statement when the hedged transaction is settled.

The Maersk Drilling Group does not have a translation reserve as all material subsidiaries have the United States Dollar (USD) as their functional currency.

Other comprehensive income

Other comprehensive income consists of income and costs not recognized in the income statement, cash flow hedges as well as actuarial gains/losses on defined benefit plans, etc. Other comprehensive income includes current and deferred income tax to the extent that the items recognized in other comprehensive income are taxable or deductible.

Consolidation

Consolidation is performed by summarizing the financial statements of the entities within the Maersk Drilling Group. Internal income and expenses, shareholdings, dividends, balances and gains on internal transactions within the Maersk Drilling Group are eliminated. Certain entities in which Maersk Drilling has an ownership share of less than 100% but holds the full right to govern and receive dividends through shareholder agreements etc. are considered subsidiaries and consolidated without any non-controlling interest.

Foreign currency translation

These consolidated financial statements are presented in USD, which is also the functional currency of most material companies within the Maersk Drilling Group.

Transactions in currencies other than the functional currency are translated at the exchange rate prevailing at the date of the transaction. Monetary items in foreign currencies not settled at the balance sheet date are translated at the exchange rate as at the balance sheet date. Foreign exchange gains and losses are included in the income statement as financial income or expenses.

Cash flow statement

Cash flow from operating activities includes all cash transactions other than cash flows arisen from investments and divestments, principal payments of loans, installments on finance lease liabilities, financial income received, financial expenses paid and equity transactions. Capitalization of borrowing costs are considered as non-cash items, and the actual payments of those are included in cash flow from financing activities.

New reporting requirements

For an overview of the adopted standards, amendments and interpretations please see note 4.6.

0.1 Management’s judgements and estimates

The preparation of consolidated financial statements requires management, on an ongoing basis, to make judgements and estimates and form assumptions that affect the reported amounts. Management forms its judgements and estimates based on historical experience, independent advisors and external data points as well as in-house specialists and on other factors believed to be reasonable under the circumstances.

In certain areas, the outcome of business plans, including ongoing negotiations with external parties to execute those plans or to settle claims that are raised against Maersk Drilling, is highly uncertain. Therefore, assumptions may change or the outcome may differ in the coming years, which could require a material upward or downward adjustment to the carrying amounts of assets and liabilities.

The most significant accounting judgements and estimates are described in the following notes to the consolidated financial statements:

Significant judgements/estimates	Note	Potential impact from estimates and judgements on company value
Useful lives and residual values of drilling rigs	2.2 Property, plant and equipment	Low
Valuation of non-current assets (impairment testing)	2.4 Impairment test	High
Measurement of deferred tax assets and uncertain tax positions	2.5 Deferred tax	Low
Measurement of provisions	2.8 Provisions	Low

1.1 Segment information

	2021				2020				2019
	North Sea	Inter- national	Un-allocated activities	Total	North Sea	Inter- national	Un-allocated activities	Total	North Sea	Inter- national	Un-allocated activities	Total
	USD million
Revenue	656	583	28	1,267	608	460	28	1,096	800	395	27	1,222
EBITDA before special items	254	82	—	—	264	18	—	—	385	28	—	—
Depreciation and amortization	(119)	(83)	(11)	(213)	(177)	(91)	(18)	(286)	(205)	(157)	(25)	(387)
Impairment reversals (losses), net	11	—	—	11	(714)	(846)	(20)	(1,580)	—	—	(34)	(34)
Investments in non-current assets	36	56	10	102	59	99	4	162	138	171	—	309
Non-current assets(1)	1,601	1,143	83	2,827	1,831	1,162	75	3,068	2,663	1,998	101	4,762

(1)	Comprises intangible assets and property, plant and equipment.

The allocation of business activities into segments is in line with the internal management reporting provided to the chief operating decision maker which is Executive Management. Management has organized its business around the North Sea segment which utilizes Jack-up rigs and an International segment which utilizes semi- submersible rigs and drillships. The organization is based on differences in the requirements of the drilling equipment due to geographical conditions and regulatory considerations. In general, rigs will be deployed in the operating areas for which they are designed, we therefore typically refer to them as “two different operating segments”. Jack-up rigs and floaters typically form separate segments as they are used for drilling programs at different water depths. No operating segments have been aggregated. The reportable segments are as follows:

North Sea segment

Jack-up rigs operating in depths up to 500 ft and comprise the aggregated operating segments ultra-harsh environment jack-up rigs and harsh environment jack-up rigs.

International segment

Semi-submersible rigs and drillships designed to operate in benign mid- and deepwater environments in depths up to 12,000 ft.

The benign jack-up rigs Maersk Completer, which was sold on January 7, 2020, and Maersk Convincer are not included in either segment and are reported under unallocated activities based on their different nature and limited materiality.

Segment profit/loss (defined as profit/loss before depreciation and amortization impairment losses/ reversals and special items) comprise items directly related to or which can be allocated to segments. Costs in Maersk Drilling Group functions are allocated to reportable segments if they can be allocated to segments. Financial assets, liabilities, income and expenses from these items, and tax are not attributed to reportable segments.

Total revenue, total depreciation and amortization and total impairment losses/reversals reconcile directly to the income statement and further reconciliations are therefore not included.

EBITDA before special items in the two segments reconciles to the profit/loss for the year on the consolidated income statements as follows:

	2021	2020	2019
	USD million
Profit/Loss for the year	291	(1,653)	(113)
Adjustments:
Tax expenses	26	(41)	29
Financial income	(14)	(15)	(26)
Financial expenses	75	87	94
Share of results in joint ventures	1	1	2
Gain/(loss) on sale of non-current assets	(256)	2	(8)
Impairment reversals (losses), net	(11)	1,580	34
Depreciation and amortization	213	286	387
Special items	21	42	16
EBITDA from unallocated activities	(10)	(7)	(2)

EBITDA before special items	336	282	413

Total investment in non-current assets and total non-current assets comprise intangible assets and property, plant and equipment.

Revenue and non-current assets

	Revenue			Non-current assets(1)
	2021	2020	2019	2021	2020	2019
	USD million
Geographical split
Denmark	8	34	37	496	748	304
Norway	503	424	559	954	1,054	1,912
United Kingdom	122	118	156	198	63	440
The Netherlands	25	35	52	76	212	114
Angola	79	62	—	—	134	328
Australia	103	76	—	157	163	—
Egypt	—	28	92	—	—	181
Azerbaijan	37	110	79	105	118	143
Singapore	—	—	—	—	—	208
Ghana	71	55	149	123	—	301
Suriname	131	19	—	128	135	—
Trinidad	52	28	—	145	176	—
Mexico	—	54	18	—	—	495
Myanmar	—	24	9	—	—	279
Brunei	47	26	—	58	61	—
Guyana	37	—	—	162	—	—
Other	52	3	71	248	232	88

Total	1,267	1,096	1,222	2,850	3,096	4,793

(1)	Comprises intangible assets and property, plant and equipment and right-of-use assets.

Geographical information

Information on revenue is based on geographical location. For non-current assets, such as drilling rigs, the geographical location is where the assets are located as at December 31. For all other assets, geographical location is based on the legal ownership.

Geographical presence by revenue

Revenue by customer

1.2 Revenue

	2021				2020				2019
	North Sea	Inter- national	Un- allocated activities	Total	North Sea	Inter- national	Un- allocated activities	Total	North Sea	Inter- national	Un- allocated activities	Total
	USD million
Composition of revenue
Day rate revenue	522	453	25	1,000	533	385	23	941	730	348	21	1,099
Other revenues	134	130	3	267	75	75	5	155	70	47	6	123

Total	656	583	28	1,267	608	460	28	1,096	800	395	27	1,222

Type of revenue
Services component	363	431	22	816	293	344	25	662	385	274	24	683
Lease component	293	152	6	451	315	116	3	434	415	121	3	539

Total	656	583	28	1,267	608	460	28	1,096	800	395	27	1,222

Revenue from drilling activities typically comprises fixed amounts for each day the rig is under contract differentiated by the activities undertaken (“day rate revenue”) and other revenue components such as lump sum payments for rig mobilization and demobilization and payments for investments in equipment or rig upgrades required to meet the operational needs of the drilling campaign, both of which are amortized over the contract period; bonuses linked to performance in terms of time, efficiency or drilling outcome measures such as reservoir targeting; or payments for third-party services to be delivered by Maersk Drilling.

For revenue, geographical information is based on geographical location where earned. For non-current assets, such as drilling rigs, the geographical location is where the assets were located as at December 31. For all other assets, geographical location is based on the legal ownership.

Significant customers

Revenue from three international oil companies that individually amount to more than 10% of revenue represents 57% of the Maersk Drilling Group’s revenue in 2021. The three international oil companies accounted for USD 293 million, USD 281 million and USD 145 million, respectively, and approximately 25%, 100% and 100%, respectively, of these revenues were in the North Sea jack-up segment, with the remaining in the international floaters segment.

In 2020, the four international oil companies that individually amount to more than 10% of revenue represent 69% of the Maersk Drilling Group’s revenue. The four international oil companies accounted for USD 299 million, USD 169 million, USD 164 million and USD 121 million, respectively, and approximately 100%, 100%, 0% and 100%, respectively, of these revenues were in the North Sea jack-up segment, with the remaining in the international floaters segment.

In 2019, revenue from four international oil companies that individually amounted to more than 10% of revenue represented 71% of the Maersk Drilling Group’s revenue. The four international oil companies accounted for USD 418 million, USD 171 million, USD 162 million, and USD 117 million, respectively, and approximately 95%, 0%, 100% and 100%, respectively, of these revenues were in the North Sea jack-up segment, with the remaining in the international floaters segment.

Revenue backlog

Maersk Drilling managed to secure 35 new contracts and contract extensions during 2021, adding more than USD 2 billion to our contract backlog. This includes approximately USD 1 billion in backlog associated with the renewal of our frame agreement with AkerBP which was announced on December 18, 2021. The new five-year commitment from AkerBP is for two XLE rigs in the Norwegian North Sea.

At the end of 2021, the contract backlog amounted to USD 1.9 billion, of which USD 604 million is for execution in 2022. In addition, since the beginning of 2022 Maersk Drilling has secured additional contracts with a total value of more than USD 100 million.

At the end of 2020, the contract backlog amounted to USD 1.3 billion, of which USD 665 million was for execution in 2021.

At the end of 2019, the revenue backlog amounted to USD 2.1 billion of which USD 1 billion was for execution in 2020.

Operating leases as lessor

Property, plant and equipment include jack-up rigs and floaters which are leased out as part of the Maersk Drilling Group’s activities. Future minimum lease payments are set out below.

Performance obligations in contracts

Amounts allocated to performance obligations that are to be completed under existing customer contracts are set out as service elements below.

Jointly the two elements amount to Maersk Drilling’s revenue backlog.

	2021
	Future minimum lease payments	Performance obligations	Total backlog
	USD million
Within one year	231	373	604
Between one and two years	170	190	360
Between two and three years	163	154	317
Between three and four years	122	108	230
Between four and five years	108	93	201
After five years	99	85	184

Total	893	1,003	1,896

	2020
	Future minimum lease payments	Performance obligations	Total backlog
	USD million
Within one year	324	341	665
Between one and two years	159	131	290
Between two and three years	74	71	145
Between three and four years	49	32	81
Between four and five years	49	32	81
After five years	40	25	65

Total	695	632	1,327

	2019
	Future minimum lease payments	Performance obligations	Total backlog
	USD million
Within one year	454	559	1,013
Between one and two years	343	282	625
Between two and three years	129	120	249
Between three and four years	66	30	96
Between four and five years	61	18	79
After five years	54	15	69

Total	1,107	1,024	2,131

1.3 Costs

	2021	2020	2019
	USD million
Operating costs	836	725	710
Innovation	5	6	10
Sales, general and administrative costs	80	76	87

Total costs	921	807	807

Other external costs	542	468	440

Of which:
Included in Operating costs	500	425	383
Included in Innovation	1	3	7
Included in Sales, general and administrative costs	26	32	40
Included in Special items	15	8	10
Staff costs
Wages and salaries	369	330	362
Severance payments	3	26	4
Share based remuneration	4	2	2
Pension costs	26	30	33
Other social security costs	6	11	6

Total staff costs	408	399	407

Of which:
Included in Operating costs	336	300	327
Included in Innovation	4	3	3
Included in Sales, general and administrative costs	54	44	47
Included in Special items	6	34	8
Recognized in the cost of assets	8	18	22

Average number of employees	2,515	2,678	2,852

Operating costs comprise costs incurred in generating revenue for the year, including costs for crew, repair and maintenance but exclude Innovation costs and Sales, general and administrative costs, which are presented separately.

Fees to the statutory auditors

	2021	2020	2019
	USD million
Statutory audit	1.1	1.6	0.9
Other assurance services	0.8	—	1.0
Tax and VAT advisory services	0.1	0.1	—
Other services	0.2	0.1	0.9

Total fees	2.2	1.8	2.8

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to USD 0.8 million in 2021. The non-audit services in 2021 mainly consisted of financial data review for merger purposes, general advisory services on a system implementation, and payroll tax computation.

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to 0.2 million in 2020.

Non-audit services provided in 2019 of USD 1.8 million mainly consisted of services related to the separation and listing of Maersk Drilling, including advisory services related to implementation of a new treasury system.

Remuneration of the Board of Directors, Executive Management and Key Employees

Board of Directors

The Board of Directors receives a fixed annual base fee, while the Chairman and Vice Chairman receive fixed multiples of the fixed annual base fee. Participation in a Board Committee entitles a member of the Board of Directors to an additional fixed annual fee based on a proportion of the fixed annual base fee.

Claus V. Hemmingsen has received prorated Board fees since April 2, 2019, as his services to the Maersk Drilling Group prior to this point in time were considered part of his position as Vice-CEO in A.P. Møller—Mærsk A/S. Alastair Maxwell, Caroline Alting and Glenn Gormsen were appointed to the Board of Directors on April 2, 2019. Ann-Christin G. Andersen and Kristin H. Holth were appointed to the Board of Directors on April 2, 2020 at which date Robert Routs retired from the Board of Directors. Effective April 8, 2021, Kathleen McAllister resigned from the Board of Directors.

Executive Management

During 2021, the Executive Management consisted of Jørn Madsen as Chief Executive Officer (CEO) and Christine Morris as Chief Financial Officer (CFO).

During 2020, the Executive Management consisted of Jørn Madsen as Chief Executive Officer (CEO) and Jesper Ridder Olsen as Chief Financial Officer (CFO).

The compensation of the Executive Management consists of a combination of fixed pay (a fixed annual cash salary, from which any contribution made by Maersk Drilling towards the cost of any pension or company car elections is deducted), other non-monetary benefits such as phone, insurance coverage, annual health check, newspaper subscriptions, training/education and similar benefits, and short-term and long-term incentive pay. In addition, the Executive Management received in 2019 a one-time cash-based bonus related to the demerger and listing of the Company.

Under the short-term incentive program, the target annual cash-based bonus payable can constitute an amount of up to 50% of the member of the Executive Management’s fixed pay at the end of the performance period of earning the cash incentive. The maximum bonus is 200% of the individual target.

Under the long-term incentive program, the Executive Management was awarded an annual grant of restricted share units with a three year vesting period and a further two year holding period amounting to 100% (CEO) and 80% (CFO) of fixed pay. In addition, a transition award in lieu of unvested A.P. Møller - Mærsk A/S’ shares and options of twice the annual grant level was awarded.

For additional information about share-based remuneration reference is made to note 4.3.

	CEO	CFO	Total
	USD million
2021
Fixed pay(1)	1.2	0.8	2.0
Short-term incentive(2)	1.2	0.6	1.8
Long-term share based incentive(3)	1.4	0.1	1.5

Total remuneration	3.8	1.5	5.3

2020
Fixed pay	1.1	0.8	1.9
Short-term incentive	0.3	0.1	0.4
Long-term share based incentive(4)	1.0	(0.3)	0.7

Total remuneration	2.4	0.6	3.0

2019
Fixed pay	1.1	0.7	1.8
Short-term incentive(5)	1.7	1.1	2.8
Long-term share based incentive	0.7	0.3	1.0

Total remuneration	3.5	2.1	5.6

(1)	The former CFO, Jesper Ridder Olsen, received salary in January 2021 of USD 0.1 million.
(2)

The cash bonus is composed of USD 0.2 million (CEO) and USD 0.1 million (CFO) for the expected completion of the merger with Noble and USD 1.0 million (CEO) and USD 0.5 million (CFO) for the short-term incentive plan for Executive Management.

(3)

Executive Management is party to agreements that will provide for enhanced severance terms in the event of termination following the merger. The enhanced severance terms provide that any unvested Maersk Drilling RSU Awards outstanding under the LTI program will vest at the end of employment, subject to completion of the merger.

(4)

In July 2020, Maersk Drilling announced the resignation of former CFO, Jesper Ridder Olsen. As a consequence thereof, the former CFO forfeited all unvested RSUs under the LTI program (which includes the grants in 2019 and 2020), and as a result the cost for the LTI that was expensed in 2019 is reversed.

(5)

The cash bonus in 2019 was composed of USD 0.9 million (CEO) and USD 0.7 million (CFO) for the completion of the demerger of A.P. Møller—Mærsk A/S and separate listing of Maersk Drilling and USD 0.8 million (CEO) and USD 0.4 million (CFO) for the short-term incentive plan for Executive Management.

Remuneration of Key Management Personnel

For all of 2020 and 2021, the Maersk Drilling Group’s key management personnel included the Board of Directors, the Executive Management (CEO and CFO) and two Other Key Employees who together with the Executive Management have the authority and responsibility for planning, directing and controlling the Maersk Drilling Group’s day-to-day activities. The compensation of Other Key Employees is generally structured in a similar way as for the Executive Management.

During 2019, Other Key Employees comprised up to six individuals simultaneously. The compensation of Other Key Employees is generally structured in a similar way as for the Executive Management.

	Board of Directors	Executive Management	Other Key Employees	Total
	USD million
2021
Fixed pay	1.0	2.0	1.1	4.1
Short-term cash incentive(1)	—	1.8	1.0	2.8
Long-term share based incentive(2)	—	1.5	0.8	2.3

Total remuneration	1.0	5.3	2.9	9.2

2020
Fixed pay	1.0	1.9	1.1	4.0
Short-term cash incentive	—	0.4	0.3	0.7
Long-term share based incentive	—	0.7	0.5	1.2

Total remuneration	1.0	3.0	1.9	5.9

2019
Fixed pay	0.8	1.8	2.2	4.8
Short-term cash incentive(3)	—	2.8	2.7	5.5
Termination benefits	—	—	1.1	1.1
Long-term share based incentive	—	1.0	0.8	1.8

Total remuneration	0.8	5.6	6.8	13.2

(1)	The cash bonus to Other Key Employees is composed of USD 0.2 million for the expected completion of the merger with Noble and USD 0.8 million for the short-term incentive plan for Senior Leaders.
(2)

Executive Management and two other Key Employees are party to agreements that will provide for enhanced severance terms in the event of termination following the merger. The enhanced severance terms provide that any unvested Maersk Drilling RSU Awards outstanding under the LTI program will vest at the end of employment, subject to completion of the merger.

(3)

The cash bonus to Other Key Employees in 2019 was composed of USD 1.6 million for the completion of the demerger of A.P. Møller—Mærsk A/S and separate listing of Maersk Drilling and USD 1.1 million for the short-term incentive plan for Senior Leaders.

The termination notice period applicable to the Executive Management is twelve months for the Company and six months for the members of the Executive Management. In addition to the Company’s termination notice, Executive Management are entitled to a severance payment of up to six months’ fixed pay. The members of the Executive Management are subject to non-competition and non-solicitation clauses.

The termination notice period applicable to the Other Key Employees is twelve months for the Company and six months for the employee. In addition to the Company’s termination notice, the Key Employees are entitled to statutory severance pay in accordance with the Danish Salaried Employees Act.

1.4 Special items

	2021	2020	2019
	USD million
Compensation from shipyard due to late delivery of rig, warranties etc	—	—	2

Special items, income	—	—	2

Separation and demerger/listing costs	—	—	13
Merger related costs	8	—	—
Transformation and restructuring costs	1	24	5
COVID-19 costs not recharged to customers	12	18	—

Special items, costs	21	42	18

Special items, net	(21)	(42)	(16)

Special items comprise income and expenses that are not considered to be part of Maersk Drilling’s ordinary operations such as warranty compensation from shipyards, major restructuring projects, separation and listing costs, merger related costs and COVID-19 related costs.

COVID-19 related costs are defined as additional costs triggered by the COVID–19 pandemic in the form of costs incurred to comply with local travel and quarantine rules and customer requirements, additional costs incurred with procuring testing kits for crews operating rigs, additional crew change costs for quarantine hotels, charter flights, per diems as well as additional costs to reimburse subcontractors in instances where they need to comply with quarantine regulations.

Special items incurred in 2021 comprised USD 8 million merger related costs (primarily advisory costs), USD 1 million redundancy costs in connection with the establishment of virtual rig teams and a new technical hub in Gdansk and USD 12 million of COVID-19 related costs not recharged to customers.

Special items incurred in 2020 comprised redundancy costs from the reduction of the offshore and the onshore organizations of USD 24 million and COVID-19 related costs not recharged to customers of USD 18 million.

The separation and listing costs incurred in 2019 primarily comprised listing fees, Maersk Drilling’s part of fees to banks, advisors, lawyers and auditors as well as one-off bonuses to Executive Management, other key management personnel and other employees.

Of total Special items, USD 6 million related to staff costs (2020: USD 34 million; 2019: USD 8 million) and USD 15 million to other external costs (2020: USD 8 million; 2019: USD 10 million). If these costs had not been classified as Special items, USD 13 million would have been classified as Operating costs (2020: USD 40 million 2019: USD 3 million) and USD 8 million as Sales, general and administrative costs (2020: USD 2 million; 2019: USD 15 million).

In the classification of Special items, judgement is applied in ensuring that only exceptional items not associated with the ordinary operations of Maersk Drilling are included.

1.5 Financial income and expenses

	2021	2020	2019
	USD million
Interest expenses on liabilities(1)	(52)	(56)	(84)
Interest income on loans and receivables	—	2	6
Realized loss on interest rate derivatives – transferred from equity	(13)	(14)	(3)

Net interest expenses	(65)	(68)	(81)

Exchange rate gains on bank balances, borrowings and working capital	12	12	20
Exchange rate losses on bank balances, borrowings and working capital	(9)	(16)	(7)

Net foreign exchange gains/losses	3	(4)	13

Fair value gains from derivatives	2	1	—
Fair value losses from derivatives	(1)	(1)	—

Net fair value gains/losses	1	—	—

Financial expenses, net	(61)	(72)	(68)

Of which:
Financial income	14	15	26
Financial expenses	(75)	(87)	(94)

(1)	No borrowing costs have been capitalized in 2019, 2020 or 2021.

Financial income and expenses comprise interest income and expenses including the interest element of lease payments related to leases capitalized under IFRS 16, foreign exchange gains/losses, realized and unrealized gains/losses on financial instruments, bank fees and amortization of transaction costs related to borrowings. Financial income and expenses are recognized in the income statement on an accrual basis.

For an analysis of gains and losses from derivatives reference is made to note 3.5.

1.6 Tax

	2021	2020	2019
	USD million
Tax recognized in the income statement
Current tax on profit/loss for the year	(37)	(27)	(22)
Adjustment for current tax of prior periods	24	21	(22)

Total current tax	(13)	(6)	(44)

Temporary differences	(4)	60	2
Adjustment for deferred tax of prior periods	(9)	(13)	13

Total deferred tax	(13)	47	47

Total tax	(26)	41	41

Tax reconciliation
Profit/loss before tax	317	(1,694)	(84)

Tax using the Danish corporation tax rate (22%)	(70)	373	18
Impairment losses/reversals with no tax impact	—	(302)	(7)
Tax rate deviations in foreign jurisdictions net of withholding tax	9	(31)	(10)
Interest limitation tax rules in Denmark	(2)	(6)	(17)
Non-deductible expenses	(2)	—	(3)
Adjustment to previous years’ taxes	15	8	(9)
Unrecognized tax assets and change in tax assets not previously recognized	24	(1)	(1)

Total tax	(26)	41	(29)

Maersk Drilling’s total tax comprises current and deferred income tax as well as adjustments to previous years for the individual entities covered by the consolidated financial statements. Income tax is tax on taxable profits and consists of corporate income tax and withholding tax paid in lieu of corporate income tax (revenue tax), etc. Tax is recognized in the income statement to the extent it arises from items recognized in the income statement.

Current tax liabilities and receivables are recognized in the balance sheet at the amounts calculated on the taxable income for the year adjusted for tax on taxable incomes for prior years and for taxes paid on account. Of the USD 77 million (2020: USD 65 million; 2019: USD 69 million) of current tax liabilities it is estimated that USD 29 million (2020: 31 million; 2019: USD 33 million) may only be settled after 12 months from the balance sheet date.

In line with the published Tax Policy, Maersk Drilling supports the development, growth and prosperity of the countries in which we operate by paying taxes in accordance with local legislation. The Tax Policy is reviewed and approved by the Board of Directors once a year.

Taxable profits are generally split between the countries of operation and the flag states of the drilling rigs, which are Denmark, United Kingdom and Singapore. Under current market conditions with limited profitability, the majority of taxes paid are paid in the countries of operation which for 2021 primarily were Angola, Norway, Gabon, Ghana, Australia and Azerbaijan.

In Denmark, Maersk Drilling is subject to a mandatory joint taxation scheme with all other Danish entities under the common control of A.P. Møller Holding A/S. To the extent Maersk Drilling incurs tax losses in Denmark or have tax losses carried forward from previous years, such losses may be utilized by other jointly taxed entities. In such events, Maersk Drilling is compensated through a joint taxation contribution.

1.7 Sale of non-current assets

	2021	2020	2019
	USD million
Gains	256	—	8
Losses	—	2	—

Gain on sale of non-current assets, net	256	(2)	8

Carrying amount of non-current assets	149	40	—
Gain/loss on sale of non-current asset	256	(2)	8

Cashflow from sale of non-current assets	405	38	8

During the second quarter of 2021, Maersk Drilling completed the divestment of the jack-up rigs Maersk Guardian (now named Guardian) and Mærsk Gallant (now named Gallant) to New Fortress Energy (“NFE”) to be utilized as part of NFE’s groundbreaking Fast LNG solution. The total sales price for the two rigs was USD 31 million in an all-cash transaction. Additionally, USD 2 million were collected from the sale of spare parts owned by Mærsk Gallant. Total cost related to the two sales was around USD 1 million.

In May 2021, Maersk Drilling further announced that it entered into an agreement to divest the combined drilling and production unit Mærsk Inspirer to Havila Sirius for a price of USD 373 million in an all-cash transaction. In connection with the sale announcement, Mærsk Inspirer was classified as held for sale and depreciation of the asset was ceased. The sale was finalized on October 27, 2021 and Maersk Drilling recognized a gain from the sale of USD 239 million. Costs related to the sale of Mærsk Inspirer were less than USD 1 million.

For 2020 the disposal of other minor assets resulted in a loss of USD 2 million and in 2019 Maersk Drilling had a gain of USD 8 million related to the sale of Mærsk Giant.

2.1 Intangible assets

	Customer contracts	IT software	Total
	USD million
2019
Cost
January 1, 2019	67	68	135
Additions	—	—	—

December 31, 2019	67	68	135

Amortization
January 1, 2019	31	48	79
Amortization	13	12	25

December 31, 2019	44	60	104

Carrying amount at December 31, 2019	23	8	31

2020
Cost
January 1, 2020	67	68	135
Additions	—	4	4

December 31, 2020	67	72	139

Amortization
January 1, 2020	44	60	104
Amortization	13	7	20

December 31, 2020	57	67	124

Carrying amount at December 31, 2020	10	5	15

2021
Cost
January 1, 2021	67	72	139
Additions	—	10	10
Disposals	(67)	—	(67)

December 31, 2021	—	82	82

Amortization
January 1, 2021	57	67	124
Amortization	10	1	11
Disposals	(67)	—	(67)
December 31, 2021	—	68	68

Carrying amount at December 31, 2021	—	14	14

Intangible assets are measured at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. Customer contracts are amortized over the contract term. Estimated useful lives and residual values are reassessed on a regular basis.

	Useful life (years)	Residual value
Customer contracts	Contract term	0%
IT Software	3-5 years	0%

2.2 Property, plant and equipment

	Jack-up rigs	Floaters	Equipment and other	Construction work in progress	Total
	USD million
2019
Cost
January 1, 2019	5,377	5,023	162	93	10,655
Additions	—	—	—	309	309
Disposals	(185)	(315)	—	—	(500)
Transfers	47	119	—	(166)	—
Transfers to assets held for sale	(233)	—	—	—	(233)

December 31, 2019	5,006	4,827	162	236	10,231

Depreciation and impairment losses
January 1, 2019	2,623	3,128	55	—	5,806
Amortization and depreciation	199	155	1	—	355
Impairment losses	34	—	—	—	34
Disposals	(185)	(315)	—	—	(500)
Transfers to assets held for sale	(195)	—	—	—	(195)

December 31, 2019	2,476	2,968	56	—	5,500

Carrying amount December 31, 2019	2,530	1,859	106	236	4,731

2020
Cost
January 1, 2020	5,006	4,827	162	236	10,231
Additions	—	—	—	158	158
Disposals	(53)	(10)	(6)	—	(69)
Transfers	80	131	27	(234)	4

December 31, 2020	5,033	4,948	183	160	10,324

Depreciation and impairment losses
January 1, 2020	2,476	2,968	56	—	5,500
Amortization and depreciation	167	91	1	—	259
Impairment losses	734	846	—	—	1,580
Disposals	(53)	(10)	(3)	—	(66)
Transfers	—	—	(2)	—	(2)

December 31, 2020	3,324	3,895	52	—	7,271

Carrying amount December 31, 2020	1,709	1,053	131	160	3,053

2021
Cost
January 1, 2021	5,033	4,948	183	160	10,324
Additions	—	—	8	84	92
Disposals	(422)	(69)	(6)	—	(497)
Transfers	101	56	5	(154)	8
Transfers to assets held for sale	(517)	—	—	—	(517)

December 31, 2021	4,195	4,935	190	90	9,410

Depreciation and impairment losses
January 1, 2021	3,324	3,895	52	—	7,271
Amortization and depreciation	110	83	2	—	195
Impairment reversals	(11)	—	—	—	(11)
Disposals	(408)	(69)	(6)	—	(483)
Transfers	—	—	8	—	8
Transfers to assets held for sale	(383)	—	—	—	(383)

December 31, 2021	2,632	3,909	56	—	6,597

Carrying amount December 31, 2021	1,563	1,026	134	90	2,813

Property, plant and equipment are valued at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the useful lives to an estimated residual value. The cost of an asset is divided into separate components, which are depreciated separately if the useful lives of the individual components differ:

	Useful life (years)	Residual value
Rigs, Hull	25 years	20-30%
Rigs, Drilling Equipment/owner furnished equipment long	20 years	10%
Rigs, Drilling Equipment/owner furnished equipment short	10 years	0%
Rigs, Initial offshore inventory	10 years	0%
Rigs, Other	5 years	0%
Rigs, five-year special periodic survey	5 years	0%

Estimated useful lives and residual values are reassessed on a regular basis.

The five-year special periodic survey costs are recognized in the carrying amount of rigs when incurred and depreciated over the period until the next five year special periodic survey. Costs of on-going routine maintenance of the assets are expensed as incurred.

Grants received from governments or similar institutions are recognized when there is reasonable certainty that they will be received. Grants for capital expenditures are offset against the cost of the assets to which the grants relate. During 2021, no grants were received, while grants of USD 13 million had been offset against non-current assets in 2020 (2019: nil).

Useful lives are estimated based on past experience. Management decides from time to time to revise the estimates for individual assets or groups of assets with similar characteristics due to factors such as standard of maintenance and repair, technical development and environmental requirements.

Residual values are difficult to estimate given the long lives of rigs, the uncertainty as to future economic conditions and the future price of steel, which are considered as the main determinant of the residual price. The long-term view is prioritized in order to alleviate, to the extent possible, temporary market fluctuations which may be significant.

Pledges

Property plant and equipment with carrying amount of USD 2,673 million (2020: USD 2,997 million; 2019: USD 4,655 million) has been pledged as security for borrowings with a carrying amount of USD 1,037 million (2020: USD 1,254 million; 2019: USD 1,378 million).

Asset held for sale

Assets held for sale comprise assets for which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets are classified as held for sale when activities to carry out a sale have been initiated, when the assets are available for immediate sale in their present condition and when the assets are expected to be disposed of within 12 months. Liabilities directly associated with assets held for sale, if any, are presented separately from other liabilities.

Assets held for sale are measured at the lower of their carrying amount immediately before classification as held for sale and the fair value less costs to sell. Non-current assets are not depreciated while classified as held for sale.

No assets were classified as held for sale as of December 31, 2021 or December 31, 2020.

At the end of 2019, the jack-up rig Maersk Completer was classified as held for sale with a carrying amount of USD 38 million. The sale of the rig was finalized on January 7, 2020.

2.3 Leases

Right-of-use assets

	Land and buildings	Equipment and other	Total
	USD million
Recognition of right-of-use asset on initial application of IFRS 16 as of January 1, 2019	35	1	36
Additions	2	—	2
Depreciation	6	1	7

December 31, 2019	31	—	31

Additions	6	—	6
Disposals	(2)	—	(2)
Depreciation	(7)	—	(7)

December 31, 2020	28	—	28

Additions	3	—	3
Disposals	(1)	—	(1)
Depreciation	(7)	—	(7)

December 31, 2021	23	—	23

As from January 1, 2019 the Maersk Drilling Group has implemented IFRS 16 (applying the modified retrospective approach) and lease contracts, under which the Maersk Drilling Group is the lessee, are capitalized using an incremental borrowing rate and recognized in the balance sheet as right-of-use assets and corresponding lease liabilities. The right-of-use assets are generally depreciated over the lease term on a straight-line basis. Lease payments made are split into an interest element presented under financial expenses and amortization of the lease liability. Both elements are included under cash flow used for financing activities in the cash flow statement.

Lease contracts with a term shorter than 12 months or for which the underlying asset are of low value are not capitalized. Service components included in lease costs are not recognized as part of the lease liability. Such costs are recognized in the income statement as incurred.

The weighted average incremental borrowing rate applied was 3.9% (2020: 4.0%; 2019: 4.4%).

Transitional information regarding implementation of IFRS 16 is included in note 4.6.

Lease liabilities

	2021	2020	2019
	USD million
January 1	31	31	36
Additions	3	6	2
Disposals	(1)	(1)	—
Interest expenses	1	1	1
Lease payments	(7)	(8)	(7)
Foreign exchange movements	(2)	2	(1)

December 31	25	31	31

Lease liabilities are recognized in the balance sheet as follows:
Non-current liabilities, presented in “Borrowings, non-current”	19	25	25
Current liabilities, presented in “Borrowings, current”	6	6	6

Total lease liabilities	25	31	31

Recognized in the profit and loss statement as follows:
Interest expenses related to lease liabilities	(1)	(1)	(1)
Expenses relating to short term leases, not capitalized	(9)	(9)	(2)
Expenses relating to leases of low-value assets, not capitalized	(1)	(1)	(1)
Sublease income presented in ‘Other revenue’	1	1	1

Recognized in the cash flow statement as follows:
Interest elements of lease payments, presented in ‘Interest paid’	(1)	(1)	(1)
Principal elements of lease payments, presented in ‘Repayment of borrowings’	(7)	(7)	(6)

Total cash outflow in respect of leases in the year	(8)	(8)	(7)

There are no significant lease commitments for leases not commenced at year-end.

2.4 Impairment test

Impairment test 2021

An impairment reversal of USD 11 million was recognized in the first half of the year in connection with the sale of Mærsk Gallant.

In connection with the announced business combination between Maersk Drilling and Noble Corporation, Maersk Drilling’s net assets were assessed by Noble Corporation as part of this transaction at values below their carrying amounts as of September 30, 2021 and Management concluded that an impairment test needed to be performed.

Outcome of impairment test

An impairment test based on a value in use calculation was therefore performed and the conclusion was that the impairment test did not lead to an impairment or reversal of previously recognized impairments.

Impairment test 2020

The oil and gas markets have during 2020 been hit by simultaneous demand and supply shocks. Measures to contain the spread of COVID-19 have led to an unprecedented decline in demand for oil and gas, and initial intervention by OPEC+ member states struggled to balance the market. As a result, Brent oil prices dropped from pre-COVID levels of USD 50–70 to USD 20–40 per barrel. Since then, Brent oil prices have stabilized at levels around USD 40–50 per barrel, and in the end of 2020, the one-year forward coverage in the December 2020 Brent prices climbed above USD 50 per barrel, the highest level since March 2020.

The decline in oil prices has driven reductions in spending budgets by upstream oil and gas companies and consequently many exploration and developments projects were postponed, offshore rig tenders were cancelled, and existing drilling contracts were suspended or terminated – resulting in reduced demand for offshore drilling rigs. The decline in utilization and forward coverage exerted pressure on day rates across most segments, though the market for high-specification harsh environment rigs proved more resilient with a healthier demand and supply balance and only limited impact on day rates.

The future capital expenditures targeted for offshore, and thereby the future actual demand for offshore drilling rigs, are subject to several factors, particularly the development in the global oil and gas markets. The demand for oil and gas is depending on the public health, the impact of vaccines, and the policy responses to COVID-19, and the supply side of the oil markets will depend on the associated policy responses of OPEC+ and the influence of US shale.

Outcome of impairment test

Following the revised market outlook with lower expectations as to utilization and day rates for the coming years, Maersk Drilling recognized a net impairment loss of USD 1,580 million as of December 31, 2020. The impairment losses related to both jack-ups and floaters.

Impairment by segment / class of assets

	2020
	Impairment losses	Recoverable amount
	USD million
North Sea	714	1,914
International	846	1,219
Benign jack-ups	20	69

Total	1,580

Basis for impairment test

Maersk Drilling considers rigs with similar functionality and operating environment as cash generating units due to largely interdependent cash flows. In 2020 there were five cash generating units (CGUs) operating in the North Sea jack-up segment (2019: four CGUs). One unit was forming a CGU on its own which had triggered an impairment reversal of USD 16 million. One additional unit, which formed a CGU on its own, had not been impaired and was excluded from the overview. There were three CGUs operating in the International floaters segment (2019: one CGU).

The CGUs are defined as the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The table above shows the impairment losses recognized within the North Sea and International segments, as well as the benign jack-up.

Impairment testing is performed at the CGU level, but the information disclosed above is provided on a segment basis, as the methodology and assumptions are similar across the CGUs.

The recoverable amount of each cash generating unit is determined based on the higher of its value in use or fair value less cost to sell. The recoverable amounts are currently based on estimated value in use, as it is considered that currently there is no basis for making a reliable estimate of the fair market value in an orderly transaction between market participants. Given the continued illiquidity of the secondary market for offshore rigs with no supportable price indications Maersk Drilling applies value in use calculations in the impairment test, and no calculation of fair value less cost to sell has been applied.

The value in use is calculated based on cash flow projections in financial budgets and business plans for the coming 5 years as approved by management. For the period after the 5-year forecast period an expected inflation rate of 2.5% p.a. is applied. In nature, these cash flow projections are subject to judgement and estimates that are uncertain, though based on experience and external sources where available. In a separate section below sensitivity analysis is set out for certain key assumptions applied in the expected future cash flows.

The discount rate applied in the value in use calculation is 10.0% p.a. after tax which is unchanged from previous impairment testing. The discount rate applied reflects the time value of money as well as the sector specific risks related to the underlying cash flows. Any uncertainties reflecting past performance and possible variations in the amount or timing of the projected cash flows are generally reflected in the discount rates, except that specific assumptions relating to the future utilization of the assets are applied. The useful lives and residual value of the assets are aligned with the accounting policies applied as set out in note 2.2.

Sensitivity analysis

The value in use calculations for the individual cash generating units are particularly sensitive to the day rates expected to apply when contracts expire and to the risks of idle periods in the forecasts. In addition, the discount rate, growth rate and EBITDA margin after the budget period are critical variables.

The sensitivity analysis shows that the impairment losses in 2020 would have been:

•	USD (1,181) million and USD (1,932) million with a -/+ 1 percentage point change in the discount rate, keeping all other assumptions unchanged.

•	USD (1,379) million and USD (1,765) million with a +/- 1 percentage point change in the growth rate after the 5-year forecast period, keeping all other assumptions unchanged.

•	USD (768) million and USD (2,256) million with a +/- 5 percentage point change in EBITDA margin after the 5-year forecast period, keeping all other assumptions unchanged.

•	USD (1,133) million and USD (2,027) million with a +/- 5 percentage point change in utilization after the 5-year forecast, keeping all other assumptions unchanged.

Impairment test 2019

No indicators of a need for additional impairments or reversal of impairments were identified as of December 31, 2019, as the development in the offshore drilling market with increased activity and improved long-term projections was considered to be in line with the expectations underlying the impairment test conducted in 2018.

An impairment loss of USD 34 million was recognized upon the reclassification of Maersk Completer to assets held for sale. This loss was not considered to be an indicator of impairments for other rigs as the sales price was significantly impacted by the cost of bringing the rig out of cold-stacking mode and back into operations. Subsequent to the disposal of Maersk Completer, Maersk Drilling had no cold-stacked rigs.

2.5 Deferred tax

Recognized deferred tax assets and liabilities are attributable to the following:

	2021			2020			2019
	Assets	Liabilities	Net Liabilities	Assets	Liabilities	Net Liabilities	Assets	Liabilities	Net Liabilities
	USD million
Property, plant and equipment	17	25	8	30	29	(1)	10	56	46
Tax loss carry forwards	1	—	(1)	—	—	—	1	—	(1)
Other	1	4	3	4	2	(2)	4	3	(1)

Total	19	29	10	34	31	(3)	15	59	44
Offsets	(2)	(2)	—	(19)	(19)	—	(12)	(12)	—

Total	17	27	10	15	12	(3)	3	47	44

Change in deferred tax, net during the year

	2021	2020	2019
	USD million
January 1	(3)	44	58
Property, plant and equipment	9	(47)	(1)
Tax loss carry forwards	(1)	1	(1)
Other	5	(1)	(12)

Recognized in the income statement	13	(47)	(14)

Recognized in other comprehensive income	—	—	—

December 31	10	(3)	44

Unrecognized deferred tax assets

	2021	2020	2019
	USD million
Tax loss carry forwards	31	45	25

Total	31	45	25

The unrecognized deferred tax assets have no significant time limitations.

Deferred tax is calculated on temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax is not recognized for differences on the initial recognition of assets or liabilities where at the time of the transaction neither accounting nor taxable profit/loss is affected, unless the differences arise in a business combination. In addition, no deferred tax is recognized for undistributed earnings in subsidiaries, when Maersk Drilling controls the timing of dividends, and no taxable dividends are currently expected. A deferred tax asset is recognized to the extent that it is probable that it can be utilized within a foreseeable future.

Maersk Drilling is engaged in a limited number of disputes with tax authorities of various scope. In evaluating the accounting impact of uncertain tax positions, Maersk Drilling applies a two stage test in accordance with IAS 12 and IFRIC 23. If it is probable (i.e. a probability of more than 50%) that a tax authority will accept a particular uncertain tax position, then the tax position reported in these consolidated financial statements is consistent with what is or will be used in the tax returns of the entity and no further liability is recognized. However, if it is not probable that a tax authority will accept a particular uncertain tax position then the income tax accounting is adjusted generally by recognizing an additional liability. The adjustment could also be a decrease in tax receivables or an adjustment to deferred tax balances, depending on the tax position. The uncertain tax position is measured using either the most likely amount or the expected value, depending on which is thought to give a better prediction of the resolution of each uncertain tax position.

The classification as deferred or current tax is often encumbered with uncertainty due to the nature of these disputes and effects within joint taxation including calculated interest, and final assessments could impact the classifications and estimates of the disputes.

Estimation has been applied in the measurement of deferred tax assets with respect to Maersk Drilling’s ability to utilize the assets. Management considers the likelihood of utilization based on the latest business plans and recent financial performances of the individual entities.

2.6 Other receivables

	2021	2020	2019
	USD million
Derivatives	—	4	—
Deposits	8	1	1
VAT and similar receivables	23	31	19
Costs to be reimbursed	19	37	24
Other	4	3	3

Total	54	76	47

2.7 Prepayments and other assets

	2021	2020	2019
	USD million
Mobilization and start-up costs (costs to fulfil contracts)	30	54	22
Other	26	22	19

Total	56	76	41

Prepayments comprise consumables and prepaid costs including mobilization and start-up costs that are considered costs to fulfil contracts under IFRS 15 (contract assets). For contract assets, any need for loss provisions are estimated using the simplified approach under IFRS 9.

2.8 Provisions

	Restructuring	Legal, disputes, etc.	Total
	USD million
2019
January 1, 2019	20	8	28
Provision made	5	—	5
Amount used	(13)	(3)	(16)
Amount reversed	—	(2)	(2)

December 31, 2019	12	3	15

Of which:
Classified as non-current	—	2	2
Classified as current	12	1	13

2020
January 1, 2020	12	3	15
Provision made	24	16	40
Amount used	(34)	—	(34)
Amount reversed	(1)	—	(1)

December 31, 2020	1	19	20

Of which:
Classified as non-current	—	5	5
Classified as current	1	14	15

2021
January 1, 2021	1	19	20
Provision made	1	5	6
Amount used	(2)	(1)	(3)
Amount reversed	—	(12)	(12)

December 31, 2021	—	11	11

Of which:
Classified as non-current	—	9	9
Classified as current	—	2	2

No provisions are expected to be realized after more than five years.

Provisions are recognized when Maersk Drilling has a present legal or constructive obligation from past events. The item includes, among other, provisions for legal disputes, disputes over indirect taxes or duties and provisions for decided and publicly announced restructuring. Provisions are recognized based on best estimates and are discounted where the time element is significant and where the time of settlement is reasonably determinable. The provisions are based on either an “expected value” or “most likely outcome” approach. The approach is assessed for each individual provision.

Reversals of provisions primarily relate to settlement of contractual disagreements, which are recognized in the income statement under operating costs.

Management’s estimate of the provisions in connection with legal disputes, including disputes on indirect taxes and duties, is based on the knowledge available on the actual substance of the cases and a legal assessment of these. The resolution of legal disputes, through either negotiations or litigation, can take several years to complete and the outcome is subject to considerable uncertainty.

2.9 Other payables

	2021	2020	2019
		USD million
Derivatives	3	—	1
Interest payable	1	1	1
VAT, duties and similar payables	16	12	22
Payables to staff and management	39	38	30
Other	6	7	9

Total	65	58	63

The Danish Holiday Act has been changed into a scheme under which vacation is accrued and used concurrently. Previously, vacation was accrued by employees in Denmark over a full calendar year and only subsequently used. As part of this transition, vacation accrued from September 1, 2019 to August 31, 2020 is accrued but only paid out when the respective employees leave the company or ultimately retire.

At December 31, 2021, payables to staff and management amount to USD 39 million (2020: USD 38 million; 2019: 30 million) of which USD 10 million (2020: USD 10 million; 2019: USD 3 million) related to the transition period in connection with the change of Danish Holiday Act which may only be settled after 12 months from the balance sheet date.

2.10 Contract balances

	Notes	2021	2020	2019
		USD million
Contract assets
Mobilisation and start-up costs (costs to fulfil a contract)	2.7	30	54	22
Costs to be reimbursed	2.6	19	37	24

Total		49	91	46

Contract liabilities
Deferred income		40	62	32

Total		40	62	32

Deferred income comprises of payments received from the customers, where recognition of revenue has been deferred as described in the accounting policy for revenue.

Revenue recognized in 2021 that was included in the contract liability at the beginning of each year relates to mobilization fees and income on rechargeable projects from customers that are deferred and recognized over the contract term. The amount recognized in 2021 was USD 36 million (2020: USD 14 million; 2019; USD 18 million).

Costs to fulfil contracts relate to mobilization and start-up costs paid that are deferred and recognized over the contract term. The amount recognized in 2021 was USD 34 million (2020: USD 29 million; 2019: USD 17 million).

Amounts allocated to performance obligations that are to be completed under existing contracts (the service element in contracts) are set out in note 1.2.

2.11 Cash flow specifications

Working capital

	2021	2020	2019
	USD million
Trade receivables	238	210	264
Other receivables excluding derivatives and capex receivables	54	62	47
Prepayments	56	76	41
Trade payables excluding capex payables	(148)	(142)	(152)
Other payables excluding interest accruals and derivatives	(61)	(57)	(61)
Deferred income	(40)	(62)	(32)

Net working capital	99	87	107

Change in working capital in balance sheet	(12)	20	45
Non-cash movements including exchange rate adjustment	4	7	12

Change in working capital in cash flow statement	(8)	27	57

Purchase of intangible assets and property, plant and equipment

	Notes	2021	2020	2019
		USD million
Additions to Intangible assets	2.1	(10)	(4)	—
Additions to Property, plant and equipment	2.2	(92)	(158)	(309)
Change in payables/receivables relating to capital expenditures		(1)	(24)	2

Total		(101)	(186)	(307)

3.1 Equity

Share capital

The share capital comprises 41,532,112 shares of DKK 10 each. The Company has only one share class, and all shares hold one vote. No shares hold special rights, preferences or restrictions. All shares are fully paid up.

	2021	2020	2019(1)
No of shares at January 1	41,532,112	41,532,112	41,532,112

No of shares at December 31	41,532,112	41,532,112	41,532,112

Treasury shares at January 1	243,164	—	—
Acquired through share buy-backs	—	245,000	—
Delivered under long-term incentive programs	(1,767)	(1,836)	—

Treasury shares at December 31	241,397	243,164	—

Average number of shares in circulation	41,289,831	41,410,530	41,532,112

(1)	The number of shares issued upon incorporation of the Company on April 2, 2019.

Reserves

The reserve for hedges is the only reserve presented in the consolidated statement of changes in equity. The reserve for hedges represents the accumulated fair value of hedging instruments qualifying for cash flow hedge accounting, net of tax. The reserve is transferred to the income statement when the hedged transaction is settled.

The Maersk Drilling Group does not have a translation reserve as all material subsidiaries have the United States Dollar (USD) as their functional currency.

Other comprehensive income

Other comprehensive income consists of income and costs not recognized in the income statement, cash flow hedges as well as actuarial gains/losses on defined benefit plans, etc. Other comprehensive income includes current and deferred income tax to the extent that the items recognized in other comprehensive income are taxable or deductible.

3.2 Capital structure and capital allocation

The overall objective of the financial policy is to enable Maersk Drilling to manage through the cyclicality that characterizes the offshore drilling industry with an aim to create long-term shareholder value.

The financial policy ensures:

•	Financial flexibility including adequate liquidity reserves;

•	A long-term funding view to minimize refinancing risk; and

•	A robust capital structure through the business cycle.

In order to meet these objectives, free cash flow is to be allocated based on the following prioritization:

1.	Maintain a robust capital structure with sufficient funding available to support the business through the cycle;

2.	Pursue investment opportunities supporting long-term shareholder value creation; and

3.	Return surplus capital to shareholders.

Maersk Drilling will generally work towards a leverage ratio (net debt divided by EBITDA before special items) of around 2.5x.

This means that if the leverage ratio is below 2.5x over time and capital is note committed towards investments, Maersk Drilling will seek to return capital to shareholders by means of dividends and/or share buy-backs.

3.3 Borrowings

Borrowings

	2021	2020	2019
	USD million
Term loans	1,037	1,254	1,378
Lease liabilities	25	31	31

Total borrowings	1,062	1,285	1,409

Of which:
Classified as non-current	926	1,149	1,273
Classified as current	136	136	136

The Maersk Drilling Group’s main debt facilities, including the revolving credit facility, mature in December 2023 with total balloon payments of USD 580 million. The remaining debt facility is with Danish Ship Finance (DSF) and matures in December 2025 with a balloon payment of USD 194 million. The DSF facility will expire two years earlier if the merger is completed.

Financial liabilities are initially recognized at fair value less transaction costs. Subsequently, the financial liabilities are measured at amortized cost using the effective interest method, whereby transaction costs and any premium or discount are recognized as financial expenses over the term of the liabilities.

Change in financial liabilities and assets from financing activities

	2021	2020	2019
	USD million
January 1	1,285	1,409	1,468

Impact from adoption of IFRS16	—	—	36
Repayment of borrowings	(229)	(137)	(103)

Non-cash changes:
Foreign exchange adjustments	(1)	2	(1)
Discounting/amortization	6	6	6
New lease obligations	2	6	2
Disposal of lease obligations	(1)	(1)	—
Other	—	—	1

December 31	1,285	1,285	1,409

In addition to the collateral rigs set out in note 2.2, certain bank accounts and shares in the subsidiaries being owners of the collateral rigs and certain intra-group charterers in respect of the collateral rigs are pledged as security for term loans and credit facilities with a carrying amount at December 31, 2021 of USD 1,037 million (2020: USD 1,254 million; 2019: USD 1,378 million). In certain circumstances, earnings in respect of drilling contracts for the collateral rigs will be assigned in favor of the lenders under the loan agreements.

3.4 Financial risks

Financial risk management

The Maersk Drilling Group’s operating and financing activities expose it to a variety of financial risks, comprising:

•	Liquidity risk

•	Interest rate risk

•	Currency risk

•	Credit risk

Management of these financial risks is carried out by a central treasury department under policies approved by the Board of Directors. The treasury department identifies, evaluates and hedges each financial risk if appropriate. The Maersk Drilling Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize the potential adverse effects on the Maersk Drilling Group’s financial performance. The Maersk Drilling Group uses derivative financial instruments to hedge certain risks.

Exposure from each of the financial risks, together with the Maersk Drilling Group’s policies and mitigation procedures are further described below.

Liquidity risk

Liquidity risk is the risk that Maersk Drilling will encounter difficulty in meeting its obligations when they occur or ceasing to have access to adequate funding to pursue its strategic ambitions. The overall objective is to maintain adequate liquidity reserves to meet the Maersk Drilling Group’s obligations and to withstand volatility in cash flow from operations.

The Maersk Drilling Group’s revenue backlog provides visibility into the Maersk Drilling Group’s future cash flow generation and is a key component in the Maersk Drilling Group’s mitigation of the liquidity risk inherent in the Maersk Drilling Group’s financial liabilities. At December 31, 2021, the Maersk Drilling Group had a revenue backlog of USD 1,896 million (2020: USD 1,327 million; 2019: USD 2,131 million) which provides clarity of the Maersk Drilling Group’s ability to meet its obligations as they fall due.

The Maersk Drilling Group has a centralized and structured approach to liquidity, capital funding and cash management, focusing on repatriating and concentrating cash. Short-term funding of subsidiaries is handled by the central treasury department, primarily through a group wide cash pool structure.

The liquidity reserve, which consists of cash and bank balances plus the aggregate amount of undrawn or unutilized committed credit facilities that remain committed for a period of not less than 365 days, amounts to USD 957 million (2020: USD 626 million; 2019: USD 710 million).

The Maersk Drilling Group’s USD 400 million revolving credit facility remains undrawn. In December 2018, Maersk Drilling secured debt financing of USD 1.5 billion and a revolving facility of USD 400 million from a consortium of international banks. The Maersk Drilling Group’s loan facilities including its revolving credit facility contain customary representations, certain covenants and undertakings (including on minimum requirements of the aggregate fair market value and insurance of the pledged rigs, customary restrictions on the flag and classification society applicable to the pledged rigs and restrictions on creating liens on the pledged rigs) and customary events of default (in each case, subject to customary agreed exceptions, materiality tests, carve- outs and grace periods). In addition, the loan facilities contain minimum free liquidity, leverage ratio and equity ratio financial covenants, with which the Maersk Drilling Group must comply throughout the tenor of the facilities. The covenants have all been complied with in 2021, 2020 and 2019.

The maturities of the Maersk Drilling Group’s total loan facilities, comprising term loans drawn in full and the undrawn committed revolving facility, are illustrated in the chart below.

Maturity of loan facilities

Maturities of liabilities and commitments

	Cash Flows Including Interest
	Carrying amount	0-1 years	1-5 years	5- years	Total
	USD million
2021
Term loans	1,037	159	965	—	1,124
Lease liabilities	25	7	18	1	26
Trade and other payables	226	226	—	—	226
Derivatives	19	3	16	—	19

Total recognized in balance sheet	1,307	395	999	1	1,395

Capital commitments		38	0	—	38

Total		433	999	1	1,433

2020
Term loans	1,254	168	1,220	—	1,388
Lease liabilities	31	8	23	4	35
Trade and other payables	225	225	—	—	225
Derivatives	33	—	33	—	33

Total recognized in balance sheet	1,543	401	1,276	4	1,681

Capital commitments		30	0	—	30

Total		431	1,276	4	1,711

2019
Term loans	1,378	190	1,210	220	1,620
Lease liabilities	31	7	22	5	34
Trade and other payables	243	243	—	—	243
Derivatives	23	1	22	—	23

Total recognized in balance sheet	1,675	441	1,254	225	1,920

Capital commitments		95	0	—	95
Total		536	1,254	225	2,015

Interest rate risk

Interest rate risk is the risk that future cash flows from financial instruments will fluctuate because of changes in market interest rates. The interest rate exposure arises from loans and other credit facilities carrying floating interest rates. The exposure towards interest rates is mitigated by entering into fixed rate loans or interest rate swaps.

Maersk Drilling’s policy is that a minimum of 50% of the gross debt is at fixed interest rates using a model under which a larger proportion of risk is hedged in the short to medium term and a smaller proportion is hedged in the longer term. As of December 31, 2021, the average fixed ratio of gross funding is 52% for the whole term with 53% and 49% for 2022 and 2023, respectively. As of December 31, 2020, the average fixed ratio of gross funding was 54% for the whole term with 62% and 49% for 2021 and 2022, respectively. As of December 31, 2019, the average fixed ratio of gross funding was 48% for the whole term with 63% and 50% for 2020 and 2021, respectively. At December 31, 2021, the weighted average duration of term loans was 0.9 years (2020: 1.5 years; 2019: 2.0 years).

Part of Maersk Drilling’s debt facilities apply the US LIBOR as reference rate. The US LIBOR reference rate will expire in June 2023. However, as Maersk Drilling plans to refinance its debt either as part of the merger with Noble or by itself before June 2023, no impact is expected from this change.

Borrowings by interest rate levels inclusive of interest rate swaps

	Next Interest Rate Fixing
	Carrying amount	0-1 year	1-5 years	5- years
	USD million
2021
<3%	970	506	464	—
3–6%	92	2	89	1

Total	1,062	508	553	1

2020
<3%	501	498	0	3
3–6%	784	1	775	8

Total	1,285	499	775	11

2019
3–6%	1,409	507	875	27

Total	1,409	507	875	27

Interest rate sensitivity

An increase in interest rates by one percentage point is estimated to decrease profit for the year by USD 5 million and increase other comprehensive income (and thereby equity) by USD 9 million (2020: decrease profit for the year by USD 5 million and increase other comprehensive income (and thereby equity) by USD 14 million; 2019: decrease profit for the year by USD 6 million and increase other comprehensive income (and thereby equity) by USD 20 million). This analysis is based on borrowings and loans receivable at December 31, and assumes that all other variables remain constant. A one percentage point decrease would have a corresponding inverse effect.

Currency risk

Currency risk is the risk that future cash flows will fluctuate because of changes in foreign exchange rates. The currency exposure arises from Maersk Drilling operating in countries with different local currencies. Revenue is primarily denominated in USD, the functional currency of all material entities in the Maersk Drilling Group, while related operating expenses are incurred in both USD and local currencies. The Maersk Drilling Group’s net liability is also primarily denominated in USD and only a minimum of the Maersk Drilling Group’s other net liability is in other currencies such as DKK (2020: DKK and AUD; 2019: DKK, EUR and NOK).

The exposure to changes in foreign exchange rates is mitigated by entering into customer contracts where an element of the contract value is in local currency to create a natural hedge between the contracted revenue and local operating costs. Subsequently, foreign exchange forwards are used to hedge any excess exposure.

Exposure to currency risk is generally low and does not significantly affect the Maersk Drilling Group’s profit or the value of financial instruments. It is the Maersk Drilling Group’s policy to hedge significant net cash flows in currencies other than USD using a layered model with a 12-month horizon.

Cash kept in countries with limited access to repatriating surplus cash is subject to currency risks. As of December 31, 2021, the Maersk Drilling Group had the equivalent of USD 13 million of restricted cash (2020: USD 14 million; 2019: USD 14 million).

Currency sensitivity

Depreciation of the most material currencies in which Maersk Drilling trades (DKK, NOK, EUR, GBP, EGP, SGD, AUD, GHS, BRL and AOA) against USD by five percent is estimated to have no material impact and decrease other comprehensive income (and thereby equity) by USD 3 million (2020: increase profit for the year by USD 3 million and decrease other comprehensive income (and thereby equity) by USD 3 million; 2019: decrease profit for the year by nil and decrease other comprehensive income (and thereby equity) by USD 4 million). This analysis is based on financial instruments at December 31, and assumes that all other variables remain constant. A five percentage point appreciation would have a corresponding inverse effect.

Credit risk

The Maersk Drilling Group has exposure to commercial and financial counterparties.

For drilling contracts, credit risk is minimized by undertaking a credit assessment of the counterparty prior to entering into the contracts. Depending on the creditworthiness, the Maersk Drilling Group may seek protection, in form of parent company guarantees, pre-payments or other type of security.

In 2021, revenue from three (2020: four; 2019: four) major international oil companies, which individually account for more than 10% of revenue, represented 57% (2020: 69%; 2019; 71%) of the Maersk Drilling Group’s revenue. The credit risks associated with these significant customers are considered limited.

For financial counterparties, the credit risk is minimized by applying credit limits and transacting with financial institutions with a strong credit rating defined as a minimum credit rating of ‘A3’, ‘A-‘ and/or ‘A-‘ for Moody’s, S&P or Fitch, respectively. For derivatives, counterparties with an investment grade rating may be used. A limited number of geographies are not serviced by our relationship banks and have no operations by financial counterparties with a satisfactory credit rating.

Financial assets at amortized cost comprise loans receivable and other receivables. These are all considered to have low credit risk and thus the impairment provision calculated on the basis of 12 month expected losses is considered immaterial. The financial assets are considered to be low risk when they have low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Receivables are initially recognized at fair value, plus any direct transaction costs and subsequently measured at amortized cost using the effective interest method. The Maersk Drilling Group applies the simplified approach to providing the expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. Customer contracts do not include unusual payment terms or material financing components. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. In accordance with IFRS 9, receivables not due have also been assessed for expected credit losses.

For loans receivable and other receivables than trade receivables, the initial impairment provision is calculated on the basis of 12 month expected credit losses. If a significant increase in credit risk occurs, lifetime expected credit losses are recognized.

Maturity analysis of trade receivables

	2021	2020	2019
	USD million
Receivables not due	204	169	215
Less than 90 days overdue	28	27	31
More than 90 days overdue	6	14	18

Receivables, gross	238	210	264
Expected credit loss	—	—	—

Carrying amount	238	210	264

3.5 Derivatives

The Maersk Drilling Group enters into derivative transactions in order to mitigate foreign exchange rate exposure related to costs incurred in local currencies and interest rate exposure on term loans. The derivative transactions comprise foreign exchange forward and swap contracts and interest rate swaps. Foreign exchange derivative contracts are used to hedge the currency risk related to recognized and unrecognized transactions, of which the majority are designated as cash flow hedges. Interest rate swaps are used to swap variable interest payments on term loans to fixed interest payments. All interest rate swaps are designated as cash flow hedges.

Derivative financial instruments are recognized on the trading date and measured at fair value using generally acknowledged valuation techniques based on relevant observable swap curves and exchange rates.

The effective portion of changes in the value of derivative financial instruments designated to hedge highly probable future transactions is recognized in other comprehensive income until the hedged transactions are realized. At that time, the cumulated gains/losses are transferred to the items under which the hedged transactions are recognized. The ineffective portion of hedge transactions and changes in the fair values of derivative financial instruments, which do not qualify for hedge accounting, are recognized in the income statement as financial income or expenses.

Currency derivatives designated as cash flow hedges are mainly realized within one year, whereas interest rate swaps designated as cash flow hedges generally mature over two years.

The notional value of currency derivative contracts at December 31 amounts to:

	2021		2020		2019
	Foreign currency	USD	Foreign currency	USD	Foreign currency	USD
DKK/USD	536	84	408	63	551	84
NOK/USD	—	—	—	—	50	6
AUD/USD	38	28	—	—	—	—

The majority of currency derivative contracts hedge future cash outflows, hence the respective foreign currencies are purchased and USD is sold.

The notional amount of interest rate swaps at December 31, 2021 amounts to USD 616 million (2020: USD 652 million; 2019: USD 737 million) and all swaps are denominated in USD.

The average fixed rate of the interest rate swaps is 2.1% (2020: 2.7%; 2019: 2.7%), which jointly with margins and fees paid results in an average 2021 interest cost of around 4.8% (2020: 5%; 2019: 5.7%).

Fair value of derivative contracts are recognized as non-current derivatives at USD 16 million (2020: USD 33 million; 2019: USD 22 million) and for the current part in Other payables at USD 3 million (2020: USD 4 million in other receivables; 2019: USD 1 million in Other payables).

The gains/losses, including realized transactions, are recognized as follows:

	2021	2020	2019
	USD million
Hedging foreign exchange risk on operating costs	—	1	(5)
Hedging interest rate risk	(11)	(14)	(3)

Total reclassified from equity reserve for hedges	(11)	(13)	(8)

Derivatives accounted for as held for trading
Currency derivatives recognized directly in financial income/expenses	1	—	—

Net gains/losses recognized directly in the income statement	1	—	—

Total	(10)	(13)	(8)

Movement in reserve for hedges can be specified as follows:

	2021
	Foreign exchange risk	Interest rate risk	2021 Total
	USD million
Reserve for hedges January 1	3	(33)	(30)
Value adjustment of hedges for the year	(6)	3	(3)
Reclassified to income statement	—	11	11

Reserve for hedges December 31	(3)	(19)	(22)

	2020
	Foreign exchange risk	Interest rate risk	2020 Total
	USD million
Reserve for hedges January 1	(1)	(22)	(23)
Value adjustment of hedges for the year	5	(25)	(20)
Reclassified to income statement	(1)	14	13

Reserve for hedges December 31	3	(33)	(30)

	2019
	Foreign exchange risk	Interest rate risk	2019 Total
	USD million
Reserve for hedges January 1	(1)	(1)	(2)
Value adjustment of hedges for the year	(5)	(24)	(29)
Reclassified to income statement	5	3	8

Reserve for hedges December 31	(1)	(22)	(23)

3.6 Financial instruments by category

	2021		2020		2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	USD million
Carried at amortized cost
Trade receivables	238		210		264
Other receivables (non-interest-bearing)	56		75		49
Cash and bank balances	557		226		310

Financial assets at amortized cost	851		511		623

Carried at fair value Derivatives	—	—	4	4	—	—

Financial assets at fair value	—	—	4	4	—	—

Total financial assets	851		515		623

Carried at amortized cost
Term loans	1,037	1,100	1,254	1,276	1,378	1,404
Lease liabilities	25	25	31	31	31	31

Total borrowings	1,062	1,125	1,285	1,307	1,409	1,435

Trade payables	164		167		180
Other payables	62		58		62

Financial liabilities at amortized cost	1,288		1,510		1,651

Carried at fair value
Derivatives	19	19	33	33	23	23

Financial liabilities at fair value	19	19	33	33	23	23

Total financial liabilities	1,307		1,543		1,674

Financial instruments measured at fair value

Financial instruments carried at fair value can be divided into three levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Fair value of derivatives fall within level 2 of the fair value hierarchy and is calculated on the basis of observable market data as of the end of the reporting period. The Maersk Drilling Group has no financial instruments within level 3.

Financial instruments carried at amortized cost

Fair value of the short-term financial assets and other financial liabilities carried at amortized cost is not materially different from the carrying amount. In general, fair value is determined primarily based on the present value of expected future cash flows. Where a market price was available, however, this was deemed to be the fair value.

Fair value of the borrowing items falls within level 2 of the fair value hierarchy and is estimated on the basis of discounted future cash flows.

The fair value of loans receivable and borrowings against related parties have a floating interest rate and the fair value is assessed to be similar to the carrying amount.

4.1 Earnings per share

Earnings per share amounted to USD 7.0 (2020: USD (39.9); 2019: USD (2.7)) and diluted earnings per share USD 7.0 (2020 USD (39.9); 2019: USD (2.7)). Earnings per share is equal to profit/loss for the year divided by the average number of shares in circulation or the average diluted number of shares in circulation.

	2021	2020	2019
Total number of shares	41,532,112	41,532,112	41,532,112
Average number of treasury shares	242,281	121,582	—

Average number of shares in circulation	41,289,831	41,410,530	41,532,112

Average dilution effect from shares outstanding under the LTI program	234,910	—	—

Diluted average number of shares in circulation	41,524,741	41,410,530	41,532,112

At December 31, 2021, a potential dilution effect from 293,027 shares (2020: 176,793 shares; 2019: 130,313 shares) outstanding under the long-term incentive program (see note 4.3 below) are included in the calculation of diluted earnings per share, while in 2020 it was excluded as the inclusion would have resulted in a reduction in the loss per share.

4.2 Contingent liabilities and commitments

The term loans and credit facilities set out in note 3.2 may become repayable in whole or in part on the occurrence of certain events including a change of control over the Company. Except for these and for customary agreements within the Maersk Drilling Group’s activities, no material agreements have been entered into that will take effect, change or expire upon changes of the control over the Company.

The Maersk Drilling Group is involved in legal and tax disputes in certain countries. Some of these are subject to considerable uncertainty as described in notes 2.5 and 2.8.

Through participation in a joint taxation scheme with A.P. Møller Holding A/S, the Danish companies are jointly and severally liable for taxes payable in Denmark.

Following the demerger from the A.P. Moller—Maersk group, Maersk Drilling is subject to a statutory demerger liability. In the event that A.P. Møller—Mærsk A/S defaults on its obligations, The Drilling Company of 1972 A/S will be liable for any obligations of A.P. Møller—Mærsk A/S existing at the date of publication of the demerger plan on March 4, 2019. Similarly, A.P. Møller—Mærsk A/S will be liable for any obligations assigned to The Drilling Company of 1972 A/S existing at that date. The potential liability for Maersk Drilling is capped at a maximum amount equal to the net value of the assets and liabilities contributed as part of the demerger. The risk of the statutory liability materializing will generally persist for three years from the demerger date and potentially up to thirty years for unknown claims.

Capital commitments and newbuilding program

The Maersk Drilling Group has capital commitments relating to acquisition of non-current assets totaling USD 38 million (2020: USD 30 million; 2019: USD 95 million). No capital commitments are related to new buildings.

4.3 Share-based payments

Restricted share units in the Drilling Company of 1972 A/S

Following the listing on April 4, 2019, Maersk Drilling implemented a long-term incentive program (the “LTI”) and a one-time transition grant was awarded to certain employees. Maersk Drilling believes that providing remuneration in the form of shares to appropriate levels of management promotes sustainable long- term value creation and ensures alignment of interests with its shareholders.

Under the LTI and transition grant the Executive Management, Key Employees and certain other employees received a number of restricted share units (“RSUs”). The vesting period for the RSUs is three years from the date of grant. Except for RSUs granted as part of the exchange grant, the Executive Management will not be able to sell any shares vesting until the total period from grant (inclusive of the vesting period) is five years, i.e. a holding period of two years in addition to the three-year vesting period. Executive Management and other Key Management Personnel are also subject to a share ownership requirement of twice the annual LTI grant level applicable.

The transfer of restricted shares is contingent on the participants still being employed and not being under notice of termination and generally takes place when three years have passed from the time of grant. The participants are not entitled to any dividend during the vesting period. Special conditions apply regarding illness, death and resignation as well as changes in capital structure, etc.

In 2021, 130,576 RUSs have been granted under the LTI. In 2020, 90,120 RSUs was granted under the LTI. In 2019, 48,188 RSUs was granted under the LTI and 94,515 RSUs was granted under a one-time transition grant, inclusive of 20,803 RSUs that represent an exchange grant for forfeited unvested restricted shares and options in A.P. Møller—Mærsk A/S (see below “The A.P. Møller—Maersk Group’s Restricted Shares Plan”).

	Shares in The Drilling Company of 1972 A/S
	Restricted Shares Plan Key Management Personnel	Restricted Shares Plan Other employees	Total fair value(1)
Outstanding awards under equity-settled incentive plans	No.	No.	USD million
January 1, 2019	—	—
Granted	116,599	26,104	11
Vested	—	—
Forfeited/cancelled	(10,772)	(1,618)
Transfer between categories	(22,844)	22,844

Outstanding December 31, 2019	82,983	47,330

Granted	38,973	51,147	2
Vested	(1,836)	—
Forfeited/cancelled	(27,709)	(14,095)

Outstanding December 31, 2020	92,411	84,382

Granted	63,304	67,272	5
Vested	(1,767)	—
Forfeited/cancelled	—	(12,575)

Outstanding December 31, 2021	153,948	130,079

(1)	At the time of grant.

The fair value of restricted shares granted to four Key Management Personnel (2020: four; 2019: eight) and to 34 Other employees (2020: 38; 2019: 33) was USD 5 million (2020: USD 2 million; 2019: USD 11 million) at the time of the grant. Total expense recognized in the income statement in 2021 for granted restricted shares was a cost of USD 4 million (2020: USD 2 million; 2019: USD 2 million).

The average fair value per restricted share at the time of grant was DKK 249 / USD 40 (2020: DKK 134 / USD 20; 2019: DKK 510 / USD 77), which is equal to the closing price of the day of the grant.

The average remaining contractual life for the restricted shares as at December 31, 2021 was 1.4 years (2020: 1.7 years; 2019: 2.3 years).

Equity settled restricted shares allocated to employees as part of Maersk Drilling’s long-term incentive program are recognized as staff costs over the vesting period at estimated fair value at the grant date and a corresponding adjustment in equity.

At the end of each reporting period, Maersk Drilling revises its estimates of the number of awards that are expected to vest based on the non-market vesting conditions and service conditions. Any impact of the revision is recognized in the income statement with a corresponding adjustment to equity.

The A.P. Moller—Maersk Group’s Restricted Shares Plan

In prior years, certain executives and employees participated in the A.P. Moller—Maersk Group’s incentive programs. The A.P. Moller—Maersk Group’s Restricted Shares Plan was introduced in 2013 and grants have been awarded to employees on a yearly basis since then. The transfer of restricted shares was contingent on the employee still being employed and not being under notice of termination and took place when three years have passed from the time of granting.

To ensure that the Executive Management, other key executives and certain other employees in Maersk Drilling had an equity interest in the Company from the date of the demerger, they were required to forfeit all unvested A.P. Møller—Mærsk A/S shares and share options as of January 1, 2019. The individuals instead received restricted share units in Maersk Drilling (the “exchange grant”). A total of 1,138 restricted share units (B-shares in A.P. Møller—Mærsk A/S) were converted to restricted share units in The Drilling Company of 1972 A/S of a corresponding value. 981 of these related to Key Management Personnel and 157 related to other employees.

	B-shares in A.P. Møller—Mærsk A/S
	Restricted Shares Plan Key Management Personnel	Restricted Shares Plan Other employees	Total fair value
	No.	No.	USD million
January 1, 2018	752	553
Granted	354	156	1
Vested	(219)	(170)

Outstanding December 31, 2018	887	539

Adjustment	94	(255)	—
Vested	—	50
Converted to restricted shares in The Drilling Company of 1972 A/S	(981)	(157)

Outstanding December 31, 2019	—	77

4.4 Related parties

Other related parties

	2021	2020	2019
Income statement
Revenue	2	2	3
Costs	19	22	21
Financial income	1	1	2
Financial expenses	9	10	12

Assets
Trade receivables	—	1	1
Derivatives	—	4	—
Cash and bank balances(1)	75	79	93

Liabilities
Borrowings(1)	76	93	101
Trade payables	4	3	7
Derivatives	11	16	12
Other payables	—	1	1

(1)	Relates to on demand bank deposits on customary terms and borrowings with Danske Bank. Refer to note 3.3 in relation to terms of the borrowings.

The following related parties have a controlling interest in The Drilling Company of 1972 A/S

The A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal (Copenhagen, Denmark) and its subsidiary A.P. Møller Holding A/S (Copenhagen, Denmark) have control over APMH Invest A/S (Copenhagen, Denmark). APMH Invest A/S is considered to hold a controlling interest in The Drilling Company of 1972 A/S.

There have been no material transactions with controlling parties.

Key management personnel

Related parties include the Maersk Drilling Group’s Key Management Personnel. There have been no transactions with Key Management Personnel other than remuneration, which is disclosed in note 1.3 and 4.3.

Other related parties

The Board of Directors and the Executive Management of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, A.P. Møller Holding A/S, APMH Invest A/S, and their close relatives including undertakings under their significant influence are also considered related parties. This includes subsidiaries and affiliates to A.P. Møller Holding A/S, including A.P. Møller—Mærsk A/S and its subsidiaries and affiliates and Danske Bank A/S. Danske Bank A/S is an associated company of the A.P. Møller Holding group.

4.5 Subsequent events

No events have occurred after the balance sheet date which are expected to have a material impact on the consolidated financial statements.

4.6 New reporting requirements

The accounting policies described have been applied consistently for the financial years 2021, 2020 and 2019. New standards and amendments effective for the financial years 2021, 2020 and 2019 have not had any material impact on the accounting policies applied, except for the implementation of IFRS 16. New standards, amendments and interpretations adopted include for:

2021

New standards, amendments and interpretations adopted in 2021 include:

•

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: IBOR reform, phase 2. A number of amendments which provide relief from modification accounting arising from changes in contractual cash flows on debt instruments and lease contracts and redesignation of designated hedge relationships as a consequence of the IBOR reform.

2020

•

IFRS 9, Financial Instruments: IBOR reform, phase 1. As the IBOR reform is expected to imply the replacement of EU interbank rates by other interest rates, the IASB has issued an amendment to IFRS 9 concerning the treatment of hedge accounting for the period up to the effective date of the IBOR reform. Basically, the amendments should not impact hedge accounting if the contracts are effective today.

•

IAS 1, Presentation of Financial Statements and IAS 8, Accounting policies, Changes in Accounting Estimates and Errors: The definition of “material” is amended ensuring consistency across all IFRS standards. The definition now also comprises obscuring information together with omitting and misstating information. The definition moreover tightens the assumption of when an annual report is affected and includes more stringent wording when specifying who the users of the financial statements are.

•

IFRS 16, Leases: The amendment clarifies that modifications as a consequence of COVID-19 should not be treated as modifications for accounting purposes even though they meet the definition of a modification of a lease according to the standard.

2019

The following standards, amendments and interpretations became effective for the financial year beginning 2019, but are not considered to be relevant for Maersk Drilling:

•

IFRS 3, Business Combinations: An amendment to the definition of a business. An set of activities is a business only if it comprises input and substantial processes and output or the ability to generate output through applying the processes to the input.

New standards, amendments and interpretations adopted in 2019 are listed below. As described below only the adoption of IFRS 16 had an effect on the financial statement of Maersk Drilling.

•	IFRS 9, Financial instruments: An amendment regarding classification of receivables where a borrower has a prepayment option at an amount which could be lower than the principal amount.

•

IFRIC 23, Uncertainty over income tax treatments: The interpretation clarifies that it must be determined whether each tax position is to be treated individually or collectively with other uncertain tax positions. The assessment should be based on the assumption that the tax authorities have the same knowledge of the enterprise’s circumstances and, therefore, the assessment should disregard any detection risk. This determination may be based on, e.g., how tax statements are prepared, or how the enterprise expects the tax authorities to treat the uncertain tax positions. The uncertain tax position must be recognized if it is probable that the enterprise will have to pay or receive refunds. The uncertain tax position must be measured so as to better reflect the receivable/liability and the related uncertainty.

•	Annual improvements (2015-2017): Include three minor clarifications:

•	IAS 12, Income taxes: Income tax consequences of dividends should be recognized in profit or loss, see IAS 12.

•	IAS 23, Borrowing costs: Borrowing costs incurred on specific-purpose borrowing may subsequently change into borrowing costs on general borrowing, see IAS 23.

•	IFRS 3, Business combinations: Clarifies that a step acquisition of a joint venture by which an enterprise obtains control must be treated in accordance with IFRS 3.

•	IFRS 16, Leases: IFRS 16 ‘Leases’ was implemented as of January 1, 2019 applying the modified retrospective approach under which comparative figures are not to be adjusted in the financial statements.

Under IFRS 16, all leases are capitalized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1, 2019 and recognized as right-of-use assets and a corresponding lease liability. A right-of-use asset and a related lease liability of USD 36 million was recognized on January 1, 2019 primarily related to property leases. There has been no material impact on other financial statement items.

Lease payments are allocated between a reduction of the liability and interest expense. The right-of-use asset is depreciated over the lease term on a straight-line basis.

The adoption of IFRS 16 had no significant impact for the profit/loss for 2019, as a portion of operating lease cost previously recognized as operating expense is now recognized as depreciation and interest expenses. Cash flow from operating activities has increased but is offset by an equal increase in cash outflow from financing activities, and, accordingly, there is no change to the underlying cash flow for the period.

Certain lease costs are generally excluded from the lease liability recognized and, in implementing IFRS 16, certain practical expedients have been applied:

•

Leases with a lease term of less than 12 months and leases of assets of low value are excluded from the lease liability recognized and are instead expensed on a straight-line basis over the lease term. In addition, leases with a remaining term of less than 12 months at January 1, 2019 were excluded upon adoption.

•	Service components included in lease costs are not recognized as part of the lease liability. Such costs are recognized in the income statement as incurred.

•	The definition of a lease under IAS 17 and IFRIC 4 has been retained and contracts not previously determined to contain a lease have not been reassessed.

•	Initial direct costs are excluded from the measurement of the right-of-use assets at the date of the initial application.

•

Distinct incremental borrowing rates are applied to major leases whereas a single discount rate has been applied for the remaining lease contracts. The weighted average incremental borrowing rate applied was 4.4%.

Transition impact. The operating lease liability at December 31, 2018 can be reconciled to the lease liability recognized at January 1, 2019 in the following way:

2019
USD million
Operating lease obligations at December 31, 2018	47
Service components	(4)
Low-value assets and short-term contracts	(1)
Undiscounted lease liabilities	42

Discounting effect	(6)

Lease liability at January 1, 2019	36

Maersk Drilling did not have any material financial leases under IAS 17.

Contracts under which Maersk Drilling is the lessor

IFRS 16 does not introduce material changes from a lessor perspective, and no changes in the composition of the balance sheet from the adoption of IFRS 16 deriving from current contracts with customers have been identified.

New standards, amendments and interpretations adopted but not yet effective:

The IASB has as of December 31, 2020 issued the following new standards, amendments and new interpretations which could be relevant to Maersk Drilling, but which are not yet effective:

•

IFRS 3, Business Combinations: Three minor amendments will be made to IFRS 3 comprising, for example, an update of the reference to the framework, an exemption from the framework will be incorporated in respect of provisions and clarification will be made concerning contingent assets.

•	The amendment will be effective for financial years beginning on or after January 1, 2022.

•

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: IBOR reform, phase 2. A number of amendments which may help enterprises resolve the accounting issues arising from changes in contractual cash flows or hedging conditions during implementation of the IBOR reform. The amendments pertain to modifications, hedge accounting and disclosure requirements.

•	The amendment will be effective for financial years beginning on or after January 1, 2021.

•

IAS 1, Presentation of Financial Statements: Clarifications of the definition of current liabilities to be based on the rights existing on the balance sheet date. The requirement for an unconditional right to postpone payment for 12 months from the balance sheet date is therefore changed to a right to defer payment for 12 months from the balance sheet date

•

The amendment will be effective for financial years beginning on or after January 1, 2022. The amendment becomes effective one year later as a result of COVID-19, i.e. for financial years beginning on or after January 1, 2023.

•	IASB has in November 2021 issued a proposal for an amendment to the amendment to IAS 1 described, which effectively revokes the current amendment.

•

IAS 16, Property, plant and equipment: The amendment clarifies that proceeds from an item of property, plant and equipment under construction before the asset is ready for use cannot be offset against the cost of the asset, but is instead to be recognized as income.

•	The amendment will be effective for financial years beginning on or after January 1, 2022.

•	IAS 37, Provisions, Contingent Liabilities and Contingent Assets: The amendment clarifies that assessment of whether or not a contract is onerous should also include costs directly related to the contract. Examples are moreover added of costs which are considered directly related to a contract and costs which are not.

•	The amendment will be effective for financial years beginning on or after January 1, 2022

•

Annual improvements 2018-2020: Clarification of IFRS 1 on first-time adoption relating to translation differences where the subsidiary transitions to IFRS later than its parent, IFRS 9 Financial Instruments concerning fees included in the test to determine whether a financial liability is modified or repaid, amendment of examples provided in IFRS 16 and IAS 41 on biological assets.

•	The amendment will be effective for financial years beginning on or after January 1, 2022.

Maersk Drilling expects to implement these new standards, amendments and interpretations when they take effect. Maersk Drilling does not expect that the adoption of the new standards, amendments and interpretations will be material at the time of implementation.

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